CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.
As confidentially submitted with the Securities and Exchange Commission on November 23, 2021.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Vacasa, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	7389 (Primary Standard Industrial Classification Code Number)	87-1995316 (IRS Employer Identification Number)
850 NW 13th Avenue
Portland, OR 97209
Telephone: (503) 345-9399
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Matthew Roberts
Chief Executive Officer
Vacasa, Inc.
850 NW 13th Avenue
Portland, OR 97209
Telephone: (503) 345-9399
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:
Justin G. Hamill, Esq.
Marc D. Jaffe, Esq.
Benjamin J. Cohen, Esq.
Lindsey A. Mills, Esq.
Latham & Watkins LLP
1271 Avenue of the Americas
New York, NY 10020
(202) 906-1200

Approximate date of commencement of proposed offer to the public: From time to time after this Registration Statement becomes effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the “Securities Act”) check the following box:   ☒
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☐
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.   ☐
CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per security(2)	Proposed maximum aggregate offering price(2)	Amount of registration fee
Class A Common Stock(1)		$	$	$

(1)
Pursuant to Rule 416 under the Securities Act, the registrant is also registering an indeterminate number of additional shares of Class A Common Stock issuable by reason of any stock dividend, stock split, recapitalization or other similar transaction.

(2)
Estimated solely for the purpose of calculating the registration fee, based on the average of the high and low prices of the shares of Class A Common Stock on The Nasdaq        Market on            , 2021.            , 2021 was the date for which the most recent reported high and low prices of the Class A Common Stock were available prior to the initial filing of this registration statement (such date being within five business days of the date that this registration statement was first filed with the Securities and Exchange Commission (the “SEC”)). This calculation is in accordance with Rule 457(c) of the Securities Act.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the SEC, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the U.S. Securities and Exchange Commission is effective. The preliminary prospectus is not an offer to sell these securities and does not constitute the solicitation of offers to buy these securities in any jurisdiction where the offer or sale is not permitted.
CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
SUBJECT TO COMPLETION, DATED            , 2021
VACASA, INC.
        SHARES OF CLASS A COMMON STOCK
This prospectus relates to the resale from time to time of an aggregate of        shares of Class A common stock, par value $0.00001 per share (the “Class A Common Stock”), of Vacasa, Inc., a Delaware corporation, including (i) shares of Class A Common Stock we may issue from time to time to the holders of common units (“OpCo Units” and, such holders, the “OpCo Unitholders”) of Vacasa Holdings LLC (“Vacasa Holdings”) upon the exchange by such OpCo Unitholders of an equivalent number of OpCo Units, together with a corresponding number of shares of our Class B common stock, par value $0.00001 per share, and (ii) shares of Class A Common Stock we may issue upon the conversion of shares of our Class G common stock, par value $0.00001 per share (the “Class G Common Stock”), pursuant to our certificate of incorporation.
On            , 2021, we consummated the business combination (the “Business Combination”) contemplated by that certain business combination agreement, dated as of July 28, 2021 (as may be amended from time to time, the “Business Combination Agreement”), by and among TPG Pace Solutions Corp., a Cayman Islands exempted company (“TPG Pace”), Vacasa Holdings, Turnkey Vacations, Inc., a Vacasa Holdings equity holder (“TK Newco”), certain other Vacasa Holdings equity holders (together with TK Newco, the “Blockers”), us, and certain other parties pursuant to which, among other things, TPG Pace merged with and into us, following which the separate corporate existence of TPG Pace ceased and we became the surviving corporation.
We are registering the resale of shares of Class A Common Stock as required by (i) a registration rights agreement, dated as of            , 2021 (the “Registration Rights Agreement”), entered into by and among us and certain holders of our Class A Common Stock (or, in certain cases, other securities convertible into or exchangeable for shares of our Class A Common Stock), and (ii) the subscription agreements and forward purchase agreements entered into by and among us, TPG Pace and certain qualified institutional buyers and accredited investors relating to the purchase of shares of Class A Common Stock in private placements consummated in connection with the Business Combination.
We will not receive proceeds from the resale of the shares of Class A Common Stock by the Selling Shareholders.
We will bear all costs, expenses and fees in connection with the registration of the shares of Class A Common Stock. The Selling Shareholders will bear all commissions and discounts, if any, attributable to their respective sales of the shares of Class A Common Stock.
Our shares of Class A Common Stock are listed on The Nasdaq        Market under the symbol “VCSA.” On            , 2021, the closing sale price of shares of our Class A Common Stock was $      .
Investing in shares of our Class A Common Stock involves risks that are described in the “Risk Factors” section beginning on page 4 of this prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this prospectus or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is            , 2021.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
You should rely only on the information contained in this prospectus. No one has been authorized to provide you with information that is different from that contained in this prospectus. This prospectus is dated as of the date set forth on the cover hereof. You should not assume that the information contained in this prospectus is accurate as of any date other than that date.
TRADEMARKS
This document contains references to trademarks, trade names and service marks belonging to other entities. Solely for convenience, trademarks, trade names and service marks referred to in this prospectus may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that the applicable licensor will not assert, to the fullest extent under applicable law, its rights to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

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CERTAIN DEFINED TERMS
Unless the context otherwise requires, references in this prospectus to:
•
“Blocker Merger Subs” means Voyage Blocker I, Inc., Voyage Blocker II, Inc., Voyage Blocker III, Inc., Voyage Blocker IV, Inc., Voyage Blocker V, Inc., Voyage Blocker VI, Inc., Voyage Blocker VII, Inc., Voyage Blocker VIII, Inc., Voyage Blocker IX, Inc.;

•
“Blockers” means, collectively, TK Newco and SLP V Venice Blocker, LLC, RW Vacasa LLC, RCP III Vacasa Blocker LLC, RCP III (A) Vacasa Blocker LLC, LEOF 2018 Blocker (VCS), Inc., LEOF 2015 Blocker (VCS), Inc., LEGP II VCS Blocker, Inc., and NSG IV Vacasa Blocker Corporation;

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“Board” means the board of directors of Vacasa, Inc.;

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“Business Combination” means the Domestication Merger, the Blocker Mergers and the other transactions related to the Business Combination Agreement, collectively;

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“Business Combination Agreement” means that certain Business Combination Agreement, dated July 28, 2021, by and among TPG Pace, Vacasa Holdings, the Blockers, the Merger Subs, Vacasa, Inc., and solely for the purposes described therein, certain entities affiliated with the Blockers;

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“Class A Common Stock” means the class A common stock of Vacasa, Inc., par value $0.00001 per share;

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“Class B Common Stock” means the class B common stock of Vacasa, Inc., par value $0.00001 per share;

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“Class F Common Stock” means the class F common stock of Vacasa, Inc., par value $0.00001 per share, into which each TPG Pace Class F Share is automatically converted in connection with the Domestication Merger;

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“Class G Common Stock” means the class G common stock of Vacasa, Inc., par value $0.00001 per share, into which each TPG Pace Class G Share is automatically converted in connection with the Domestication Merger;

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“Closing” means the closing of the transactions related to the Business Combination Agreement, which occurred on            , 2021;

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“Code” means the Internal Revenue Code of 1986, as amended;

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“Common Stock” means the Vacasa Class A Common Stock, Vacasa Class B Common Stock, Vacasa Class F Common Stock, and Vacasa Class G Common Stock;

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“Court of Chancery” means the Court of Chancery of the State of Delaware;

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“DGCL” means the General Corporation Law of the State of Delaware;

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“ESPP” means the Vacasa, Inc. 2021 Nonqualified Employee Stock Purchase Plan;

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“Exchange Act” means the Securities Exchange Act of 1934, as amended, together with the rules and regulations promulgated thereunder;

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“Exempted Person” means each stockholder or director of Vacasa, Inc. or any of its subsidiaries (other than a director that is also an officer of Vacasa, Inc. or any of its subsidiaries);

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“Existing VH Holders” means the existing holders of Vacasa Holdings equity (including for this purpose the owners of the Blockers with respect to their indirect interest in Vacasa Holdings equity and the holders of vested Vacasa Holdings unit appreciation rights and the holders of vested options to purchase shares of TK Newco common stock);

•
“FINRA” means the Financial Industry Regulatory Authority;

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“Forward Purchase Agreements” means, collectively, those certain forward purchase agreements, entered into in connection with the TPG Pace IPO, as amended in connection with the execution and delivery of the Business Combination Agreement, by and among TPG Pace, Vacasa, Inc., TPG

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
Holdings, the Sponsor, and certain third parties, as applicable, pursuant to which the parties thereto have agreed to purchase certain shares of Vacasa Class A Common Stock as part of the Business Combination;
•
“forward purchase shares” means the shares of Class A Common Stock issuable pursuant to the Forward Purchase Agreements;

•
“forward purchases” means the transactions contemplated under the Forward Purchase Agreements;

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“Incentive Award Plan” means the Vacasa, Inc. 2021 Incentive Award Plan;

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“IRS” means the Internal Revenue Service;

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“JOBS Act” means the Jumpstart Our Business Startups Act of 2012;

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“Merger Subs” means the Blocker Merger Subs;

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“Nasdaq” means The Nasdaq Stock Market LLC;

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“OpCo” means, after the Domestication Merger, Vacasa Holdings, LLC, a Delaware limited liability company;

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“OpCo LLC Agreement” means the Fourth Amended and Restated Limited Liability Company Agreement of OpCo entered into in connection with the Closing;

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“OpCo Units” means the common units of OpCo;

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“OpCo Unitholder” means a holder of OpCo Units;

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“PFIC” means a passive foreign investment company within the meaning of Section 1297 of the Code;

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“PIPE Financing” means the transactions contemplated by the Subscription Agreements, pursuant to which certain investors purchased, and Vacasa, Inc. issued and sold to such investors, newly issued shares of Vacasa Class A Common Stock at a purchase price of $9.50 per share for gross proceeds of approximately $77,500,000, which purchase and sale was consummated as part of the Business Combination;

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“PIPE Investors” means the investors who participated in the PIPE Financing;

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“Private Placement Shares” means the 770,000 TPG Pace Class A Shares purchased by the Sponsor in a private sale, at the time of the consummation of the TPG Pace IPO, at a price of $10.00 per share.

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“public shareholders” means holders of public shares;

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“public shares” means the TPG Pace Class A Shares issued in the TPG Pace IPO, and the shares of Vacasa Common Stock into which such shares were converted into in connection with the Business Combination;

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“Registration Rights Agreement” means that certain agreement with certain holders of Vacasa Class A Common Stock after Closing, pursuant to which registration rights with respect to such securities will be offered;

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“Rule 144” means Rule 144 of the Securities Act;

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“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002;

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“SEC” means the Securities and Exchange Commission;

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“Securities Act” means the Securities Act of 1933, as amended;

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“Stockholders Agreement” means that certain stockholders’ agreement entered into in connection with the Closing by and among Vacasa, Inc., certain existing Vacasa Holdings’ stockholders, and the Sponsor and certain of its affiliates, pursuant to which certain governance rights and obligations of the parties are given;

•
“Sponsor” means TPG Pace Solutions Sponsor, Series LLC, a Delaware limited liability company;

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“Subscription Agreements” means the subscription agreements entered into by TPG Pace, Vacasa, Inc., and certain investors;

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“Sunset Date” means such time that the Existing VH Holders (other than the Blockers) and the Blocker Holders, collectively, in the aggregate, beneficially own less than forty percent (40%) of the shares of Vacasa Class A Common Stock beneficially owned by the Existing VH Holders (other than the Blockers) and the Blocker Holders, collectively, in the aggregate, as measured immediately following the Closing;

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“TK Newco” means Turnkey Vacations, Inc., a Vacasa Holdings equity holder;

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“TPG Global” means TPG Global, LLC;

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“TPG Capital BD” means TPG Capital BD, LLC, an affiliate of the Sponsor and TPG Pace;

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“TPG Holdings” means TPG Holdings III, L.P., a Delaware partnership;

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“TPG Pace,” means TPG Pace Solutions Corp., a Cayman Islands exempted company;

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“TPG Pace Board” means TPG Pace’s board of directors;

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“TPG Pace Class A Shares” means the class A ordinary shares of TPG Pace, par value $0.0001, issued in the TPG Pace IPO;

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“TPG Pace Class F Shares” means the class F ordinary shares of TPG Pace, par value $0.0001 per share, sold to the Sponsor in a private placement prior to the TPG Pace IPO, which were converted into shares of Vacasa Class F Common Stock, and the shares of Vacasa Class A Common Stock that were issued upon the automatic conversion of the shares of Vacasa Class F Common Stock at the time of the Business Combination (for the avoidance of doubt, such shares of Vacasa Class A Common Stock will not be “public shares”);

•
“TPG Pace Class G Shares” means the class G ordinary shares of TPG Pace sold to the Sponsor in a private placement prior to the TPG Pace IPO, which were converted into shares of Vacasa Class G Common Stock and the shares of Vacasa Class A Common Stock that will be issued upon the automatic conversion of such shares of Vacasa Class G Common Stock only to the extent certain triggering events occur prior to the 10th anniversary of the Business Combination, including specified strategic transactions and other triggering events based on the shares of Vacasa Class A Common Stock trading at $12.50 per share and additional share trading thresholds of $15.00 and $17.50 per share (for the avoidance of doubt, such shares of Vacasa Class A Common Stock will not be “public shares”);

•
“TPG Pace Founder Shares” means the 3,166,667 TPG Pace Class F Shares and 6,333,333 TPG Pace Class G Shares that were initially issued to the Sponsor in a private placement prior to the TPG Pace IPO;

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“TPG Pace Insiders” means the Sponsor, the TPG Independent Directors, and certain officers and affiliates of TPG Pace;

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“TPG Pace IPO” means TPG Pace’s initial public offering that was consummated on April 13, 2021;

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“TPG Pace ordinary shares” means our TPG Pace Class A Shares, TPG Pace Class F Shares and TPG Pace Class G Shares;

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“TRA Holders” means the OpCo Unitholders (other than Vacasa, Inc.) and the owners of the Blockers (prior to the Business Combination) that are a party to the Tax Receivable Agreement (and their respective successors and permitted assigns under the Tax Receivable Agreement);

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“Trust Account” means the trust account established at the consummation of the TPG Pace’s IPO that holds the proceeds of the initial public offering and is maintained by Continental, acting as trustee;

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“TurnKey” means TurnKey Vacation Rentals, LLC (formerly known as Turnkey Vacation Rentals, Inc.);

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“Vacasa Holdings” means Vacasa Holdings LLC, a Delaware limited liability company;

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“Vacasa Holdings Recapitalization” means the recapitalization by Vacasa Holdings of its outstanding equity interests into OpCo Units and certain other rights to acquire equity interests (subject to substantially the same terms and conditions, including applicable vesting requirements); and

•
“Vacasa Preferred Stock” means preferred shares of Vacasa, Inc., par value $0.00001 per share.

Additionally, unless the context otherwise requires, references in this prospectus to the “Company,” “we,” “us” or “our” refer (a) after the Closing, to Vacasa, Inc. and its consolidated subsidiaries, and (b) prior to the Closing, to Vacasa Holdings and its consolidated subsidiaries.
BASIS OF PRESENTATION
Vacasa, Inc. was incorporated on July 1, 2021 under the laws of the state of Delaware as a wholly owned subsidiary of Vacasa Holdings for the purpose of consummating the Business Combination. On           , 2021, Vacasa, Inc. merged with TPG Pace Solutions, with Vacasa, Inc. continuing as the surviving entity, following which Vacasa, Inc. consummated a series of reorganization transactions through which Vacasa, Inc. became the sole managing member of, and the owner of approximately    % of the outstanding equity interests in, Vacasa Holdings, and Vacasa Holdings cancelled its ownership interest in Vacasa, Inc. For the period from inception to September 30, 2021, Vacasa, Inc. had no operations, assets or liabilities. Unless otherwise indicated, the financial information included herein is that of Vacasa Holdings, which, following the Business Combination, became the business of Vacasa, Inc. and its subsidiaries.
INDUSTRY AND MARKET DATA
Unless otherwise indicated, information in this prospectus concerning economic conditions, our industry, the markets in which we operate and our competitive position is based on a variety of sources, including information from independent industry analysts and publications, as well as our own estimates and research. Certain of these sources were published before the COVID-19 pandemic and therefore do not reflect any impact of COVID-19 on any specific market or globally. Our estimates are derived from publicly available information released by independent third-party sources, as well as data from our internal research, and are based on assumptions made by us upon reviewing such data and our knowledge of our industry and the markets in which we operate, which we believe to be reasonable. Although we believe the data from these third-party sources is reliable, we have not independently verified any such information, and these sources generally state that the information they contain has been obtained from sources believed to be reliable. In addition, projections, assumptions and estimates of the future performance of the industry in which we operate and our future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and “Cautionary Note Regarding Forward- Looking Statements.” These and other factors could cause results to differ materially from those expressed in the estimates made by independent third parties and by us.
In particular, certain information identified in this prospectus is contained in the following third-party industry sources:
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Rented.com, Vacation Rental Property Management Fees: Understand the Rates to Maximize Your Income, 2016

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Savills World Research, Second Homes: Global Trends in Ownership and Renting, 2018

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Phocuswright Inc., U.S. Short-Term Rentals 2019: Travel’s Most Disruptive Category Grows Up, 2019

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Allied Market Research (empowered by EMIS), Travel Accommodation Market: Global Opportunity Analysis and Industry Forecast, 2019-2026, 2019

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U.S. Census Bureau, Current Population Survey / Housing Vacancy Survey, 2021

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Similarweb, Travel and Tourism Accommodation and Hotels, 2021

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National Association of Realtors, Vacation Home Sales Skyrocket as a Result of Pandemic, 2021

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Federal Housing Finance Agency, U.S. House Price Index Report Q4 2020, 2021

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VRM Intel, 71% of Travelers in the US & Europe to Book a Vacation Rental in the Next 18 Months, 2021

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•
Technavio, Global Vacation Rental Market, 2020-2024, 2020

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AirDNA, Airbnb and the Short-Term Rental Market 2020, 2020

We also identify certain information in this prospectus from the following third-party industry source, which was commissioned by us (not in connection with the preparation of this prospectus or the registration statement of which it forms a part):
•
Skift, Impact of COVID-19 on U.S. Alternative Accommodation Consumer Segment, 2021 (the “Skift Study”)

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Certain statements in this prospectus may constitute “forward-looking statements” for purposes of the federal securities laws. Our forward-looking statements include, but are not limited to, statements regarding our or our management team’s expectations, hopes, beliefs, intentions or strategies regarding the future, including those relating to the Business Combination. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this prospectus may include, for example, statements about:
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our projected financial information, growth rate and market opportunity;

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the effects of the COVID-19 pandemic, including as a result of new strains or variants of the virus, on our business, the travel industry, travel trends, and the global economy generally;

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our expectations regarding our financial performance, including our revenue, costs, and Adjusted EBITDA;

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our expectations regarding future operating performance, including Gross Booking Value (“GBV”), Nights Sold, and GBV per Night Sold;

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our ability to attract and retain homeowners and guests;

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our ability to compete in our industry;

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our expectations regarding the resilience of our model, including in areas such as domestic travel, short-distance travel, and travel outside of top cities;

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the effects of seasonal trends on our results of operations;

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our ability to make required payments under our credit agreement and to comply with the various requirements of our indebtedness,

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our ability to effectively manage our exposure to fluctuations in foreign currency exchange rates;

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the anticipated increase in expenses associated with being a public company;

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anticipated trends, developments, and challenges in our industry, business, and the highly competitive markets in which we operate;

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the sufficiency of our cash and cash equivalents to meet our liquidity needs;

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our ability to anticipate market needs or develop new or enhanced offerings and services to meet those needs;

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our ability to expand into new markets and businesses, expand our range of homeowner services and pursue strategic M&A and partnership opportunities;

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our ability to manage expansion into international markets;

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our ability to stay in compliance with laws and regulations, including tax laws, that currently apply or may become applicable to our business both in the United States and internationally and our expectations regarding various laws and restrictions that relate to our business;

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our expectations regarding our tax liabilities and the adequacy of our reserves;

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our ability to effectively manage our growth and expand our infrastructure and maintain our corporate culture;

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our ability to identify, recruit, and retain skilled personnel, including key members of senior management;

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the effects of labor shortages and increases in wage and labor costs in our industry;

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the safety, affordability, and convenience of our platform and our offerings;

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our ability to keep pace with technological and competitive developments;

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our ability to maintain and enhance brand awareness;

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our ability to successfully defend litigation brought against us;

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our ability to maintain, protect, and enhance our intellectual property;

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our intended use of the net proceeds from our anticipated business combination with TPG Pace Solutions Corporation; and

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other factors detailed under the section entitled “Risk Factors.”

The forward-looking statements contained in this prospectus are based on current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under the heading “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Some of these risks and uncertainties may in the future be amplified by the COVID-19 outbreak and there may be additional risks that we consider immaterial or which are unknown. It is not possible to predict or identify all such risks. We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.
As a result of a number of known and unknown risks and uncertainties, our actual results or performance may be materially different from those expressed or implied by these forward-looking statements. You should not place undue reliance on these forward-looking statements.

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SUMMARY OF THE PROSPECTUS
This summary highlights selected information from this prospectus and may not contain all of the information that is important to you in making an investment decision. Before investing in our securities, you should carefully read this entire prospectus, including our financial statements and the related notes included in this prospectus and the information set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” See also the section entitled “Where You Can Find Additional Information.”
Our Company
Our mission is to reimagine the vacation rental experience for homeowners and guests through our end-to-end technology platform.
We are the leading vacation rental management platform in North America with over 4.8 million Nights Sold in the trailing twelve months ended September 30, 2021. Our integrated technology and operations platform optimizes vacation rental income and home care for homeowners, offers guests a seamless, reliable and high-quality experience with exceptional service, and provides distribution partners with valuable and high-performing inventory. Our global marketplace aggregates approximately 35,000 exclusive listings and enables guests to search, discover and book properties on Vacasa.com, our Guest app and on the booking sites of over 100 distribution partners including Airbnb, Booking.com, and Vrbo. In the trailing twelve months ended September 30, 2021, we connected over 1 million guests from around the world to Vacasa-listed properties in over 400 destinations throughout North America, Belize and Costa Rica. During the same period we generated approximately $1.7 billion in Gross Booking Value from 4.8 million Nights Sold.
Risk Factors
Our business is subject to numerous risks and uncertainties, including those highlighted in the section entitled “Risk Factors” immediately following this prospectus summary, that represent challenges that we face in connection with the successful implementation of our strategy and the growth of our business. In particular, the following considerations, among others, may offset our competitive strengths or have a negative effect on our business strategy, which could cause a decline in the price of shares of our Class A Common Stock and result in a loss of all or a portion of your investment:
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We have incurred net losses in each year since inception, and may not be able to achieve profitability;

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Our recent growth may not be indicative of its future growth, and it may not be able to sustain a similar revenue growth rate in the future. This recent growth also makes it difficult to evaluate our current business and future prospects and may increase the risk that it will not be successful;

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If we are unable to attract new vacation rental homeowners to our platform and maintain relationships with existing vacation rental homeowners, or if homeowners reduce the availability of their homes on our platform, our business, results of operations, and financial condition would be materially adversely affected;

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If we are unable to attract new guests and retain existing guests, our business, results of operations, and financial condition would be materially adversely affected;

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Bookings through our distribution partners account for a significant portion of its revenue, and if we are unable to maintain our relationships with existing distribution partners and develop and maintain successful relationships with additional distribution partners, our business, results of operations, and financial condition would be materially and adversely affected;

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Any further and continued decline or disruption to the travel and hospitality industries or economic downturn would materially adversely affect our business, results of operations, and financial condition;

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Our continued growth depends, in part, on our ability to consummate portfolio transactions on favorable terms and to effectively manage the risks associated with these transactions;

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Our failure to raise additional capital or generate the significant capital necessary to expand our operations and invest in new offerings could reduce our ability to compete and could adversely affect our business;

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The business and industry in which we participate are highly competitive, and we may be unable to compete successfully with current or future competitors;

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The COVID-19 pandemic and the impact of actions to mitigate the COVID-19 pandemic have materially adversely impacted and will continue to materially adversely impact our business, results of operations, and financial condition;

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We may experience significant fluctuations in our results of operations from quarter to quarter and year to year as a result of seasonality and other factors, which make it difficult to forecast our future results;

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Demand for vacation rental properties has increased in recent periods compared to demand for other forms of accommodations, and there can be no guarantee that this trend will continue once the COVID-19 pandemic subsides;

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If we fail to comply with federal, state, and foreign laws relating to data privacy and data protection, we may face potentially significant liability, negative publicity and reputational damage, an erosion of trust, and increased regulation could materially adversely affect our business, results of operations, and financial condition;

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If we or our third-party service providers fail to prevent data security breaches, there may be damage to our brand and reputation, material financial penalties, costly remediation measures and notice requirements, and legal liability, along with a decline in the use of our platform, which would materially adversely affect our business, results of operations, and financial condition;

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System capacity constraints, system or operational failures, or denial-of-service or other attacks could materially adversely affect our business, results of operations, and financial condition;

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If we do not adequately protect our intellectual property and our data, our business, results of operations, and financial condition could be materially adversely affected;

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Laws, regulations, and rules that affect the short-term rental business have limited and may continue to limit the ability or willingness of homeowners to rent through Vacasa and expose our homeowners or us to significant penalties, which have had and could continue to have a material adverse effect on our business, results of operations, and financial condition;

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We are subject to a wide variety of complex, evolving, and sometimes inconsistent and ambiguous laws and regulations that may adversely impact our operations and discourage homeowners and guests from using our services, and that could cause us to incur significant liabilities including fines and criminal penalties, which could have a material adverse effect on our business, results of operations, and financial condition;

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Uncertainty in the application of taxes to our homeowners, guests, or platform could increase our tax liabilities and may discourage homeowners and guests from conducting business on our platform;

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Changes in tax laws or tax rulings could materially affect our business, results of operations, and financial condition;

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Our principal stockholders will have significant influence following the consummation of the Business Combination, including over decisions that require the approval our stockholders, and their interests may conflict with yours; and

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We are an “emerging growth company” within the meaning of the Securities Act, and as a result of the reduced disclosure and governance requirements applicable to emerging growth companies, Vacasa Class A Common Stock may be less attractive to investors.

Corporate Information
Vacasa, Inc. is a Delaware corporation. Vacasa, Inc. was originally formed on July 1, 2021 under the name Voyage Newco, Inc., for purposes of consummating the Business Combination with TPG Pace, a

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blank check company incorporated as a Cayman Islands exempted company incorporated on January 4, 2021. In July 2021, Voyage Newco, Inc. changed its name to Vacasa, Inc.
Our principal executive offices are located at 850 NW 13th Avenue, Portland, Oregon 97209, and our telephone number is (503) 345-9399. Our website address is www.vacasa.com. Information contained on our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.
Emerging Growth Company
We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the prices of our securities may be more volatile.
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act of 1934, as amended (the “Exchange Act”)) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make a comparison of our financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used.
We will remain an emerging growth company until the earlier of: (1) the last day of the fiscal year (a) following the fifth anniversary of the closing of TPG Pace’s initial public offering, the base offering of which closed on April 13, 2021, (b) in which we have total annual gross revenue of at least $1.07 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common equity that is held by non-affiliates exceeds $700 million prior to June 30th; and (2) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

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RISK FACTORS
An investment in our securities involves a high degree of risk. You should carefully consider the risks described below before making an investment decision. Our business, prospects, financial condition, or operating results could be harmed by any of these risks, as well as other risks not currently known to us or that we currently consider immaterial. The trading price of our securities could decline due to any of these risks, and, as a result, you may lose all or part of your investment.
In the course of conducting our business operations, we are exposed to a variety of risks. These risks are generally inherent to the alternative asset management industry or otherwise generally impact alternative asset managers like us. Any of the risk factors we describe below have affected or could materially adversely affect our business, financial condition and results of operations. The market price of shares of our Class A Common Stock could decline, possibly significantly or permanently, if one or more of these risks and uncertainties occurs. Certain statements in “Risk Factors” are forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements.”
Risks Related to Our Business and Industry
We have incurred net losses in each year since inception, and we may not be able to achieve profitability.
We incurred net losses of $(84.9) million and $(92.3) million for the years ended December 31, 2019 and 2020, respectively, and net losses of $(47.0) million and $(36.4) million for the nine months ended September 30, 2020 and 2021, respectively. Historically, we have invested significantly in efforts to grow our homeowner base, both through our individual and portfolio strategies, as well as through strategic acquisitions, and to grow our guest community, and have increased our marketing spend, expanded our operations, hired additional employees, and enhanced our platform. While we significantly reduced our fixed and variable costs beginning in the second quarter of 2020 as a result of certain cost reduction measures we undertook in response to the COVID-19 pandemic, we resumed investing in our business in the first quarter of 2021 and expect our fixed and variable costs to increase in the future as we continue making significant investments in our business, including escalating acquisition activities, making improvements in our owner tools and portal, improving our field tools, and investing in technology and infrastructure. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently, or at all, to offset these higher expenses. We also expect to incur additional expenses on an ongoing basis, including additional legal, accounting and other expenses as a result of becoming a public company, and additional stock-based compensation expense as a result of the satisfaction, in connection with the Business Combination, of the liquidity-based vesting condition with respect to stock appreciation rights (“SARs”, and such awards, “Vacasa SAR Awards”) held by certain of our employees and other persons. If our revenue does not increase to offset the expected increases in our operating expenses, we will not achieve profitability in future periods and our net losses may increase.
Revenue growth may slow or revenue may decline for a number of possible reasons, many of which are beyond our control, including slowing demand for our offerings, increasing competition, or any of the other factors discussed in this “Risk Factors” section. Certain types of homes and certain regions in which we operate result in listings with lower commission rates and/or lower service fees, which could have a materially negative impact on our overall operating margins. In addition, we have changed, and may in the future reduce, our commission rates and service fees for strategic or competitive reasons. Any failure to increase our revenue or manage the increase in our operating expenses could prevent us from achieving or sustaining profitability as measured by net income, operating income, or Adjusted EBITDA at all or on a consistent basis, which would cause our business, results of operations and financial condition to suffer and the market price of our Class A Common Stock to decline.
Our business and operations have experienced rapid growth, and if we do not appropriately manage this growth and any future growth, or if we are unable to improve our systems, processes and controls, our business, results of operations, financial condition and prospects will be adversely affected.
The growth and expansion of our business places a continuous and significant strain on our management, operational, financial and other resources. In order to manage our growth effectively, we must continue to improve and expand our information technology and financial infrastructure, our security and

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compliance requirements, our operating and administrative systems, our customer service and support capabilities, our relationships with various distribution partners and other third parties, and our ability to manage headcount and processes in an efficient manner.
We may not be able to sustain the pace of improvements to our platform and services, or the development and introduction of new offerings, successfully, or implement systems, processes, and controls in an efficient or timely manner or in a manner that does not negatively affect our results of operations. Our failure to improve our systems, processes, and controls, or their failure to operate in the intended manner, may result in our inability to manage the growth of our business and to forecast our revenue, expenses, and earnings accurately, or to prevent losses.
As we continue to expand our business and operate as a public company, we may find it difficult to maintain our corporate culture while managing our employee growth. Any failure to manage our anticipated growth and related organizational changes in a manner that preserves our culture could negatively impact future growth and achievement of our business objectives. Additionally, our productivity and the quality of our offerings may be adversely affected if we do not integrate and train our new employees quickly and effectively. These challenges have been, and may continue to be, heightened due to the ongoing COVID-19 pandemic and the related stay-at-home, travel and other restrictions instituted by governments in the jurisdictions in which we operate. Failure to manage our growth to date and any future growth effectively could result in increased costs, negatively affect homeowner and guest satisfaction and adversely affect our business, results of operations, financial condition and growth prospects.
Our recent growth may not be indicative of our future growth, and we may not be able to sustain a similar revenue growth rate in the future. Our recent growth also makes it difficult to evaluate our current business and future prospects and may increase the risk that we will not be successful.
Our recent growth may not be indicative of our future growth, and we may not be able to sustain a similar revenue growth rate in the future. Our recent growth also makes it difficult to evaluate our current business and future prospects and may increase the risk that we will not be successful. Our total revenue for the years ended December 31, 2019 and December 31, 2020 were $299.3 million and $491.8 million, respectively, representing a year-over-year growth rate of 64% compared to 2019. You should not rely on the revenue growth of any prior period as an indication of our future performance. Our future revenue growth depends on the growth of supply of homes for our platform and demand for vacation rentals on our platform and the platforms of our distribution partners, and our business is affected by general economic and business conditions worldwide as well as trends in the global travel and hospitality industries. In addition, we believe that our revenue growth depends upon a number of additional factors, including, among other things:
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the COVID-19 pandemic and its impact on the travel and accommodations industries;

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our ability to retain and grow the number of guests and Nights Sold;

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our ability to retain and grow the number of homeowners and available listings on our platform, as well as the number of inventory nights available to be booked;

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the occurrence of events beyond our control, such as any future pandemic, epidemic or outbreak of infectious disease and other health concerns, increased or continuing restrictions on travel and immigration, trade disputes, economic downturns, significant labor shortages, political, civil or social unrest, and the impact of climate change on travel (including fires, floods, severe weather and other natural disasters) and on seasonal destinations;

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our ability to maintain our relationships with our existing distribution partners and enter into relationships with additional distribution partners, and the availability of, and accessibility of our listings on, their platforms;

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our ability to consummate portfolio transactions on favorable terms and to effectively manage the risks associated with these transactions;

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our ability to successfully compete against established companies and new market entrants;

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our ability to price our offerings effectively and establish appropriate contract terms;

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the legal and regulatory landscape, including changes in the application of existing laws and regulations or the adoption of new laws and regulations that impact our business, homeowners, and/or guests, including changes in short-term occupancy and tax laws, and our ability to comply with applicable laws and regulations;

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the level of consumer awareness and perception of our brand;

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the level of spending on, and effectiveness of, brand, performance and other marketing initiatives to attract homeowners and guests to our service;

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our ability to introduce and grow new offerings, and to deepen our presence in certain geographic regions;

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the timing, effectiveness, and costs of expansion and upgrades to our services, platform and infrastructure;

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our ability to hire, integrate, train and retain skilled personnel;

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our ability to determine the most appropriate investments for our limited resources; and

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other risks described elsewhere in this prospectus.

A softening of demand, whether caused by events outside of our control, such as COVID-19 or any other pandemic, epidemic or outbreak of infectious disease, changes in homeowner and guest preferences, any of the other factors described above, or elsewhere in this prospectus or otherwise, will impair our ability to grow our revenue. Furthermore, our revenue growth has declined in recent periods and, even if our revenue continues to increase, we expect our revenue growth to decline in the future. If our revenue growth continues to decline, we may not achieve profitability and our business, results of operations, and financial condition could be materially adversely affected.
In addition, our recent growth may make it difficult to evaluate our current business and future prospects. Our ability to forecast our future results of operations is subject to a number of uncertainties, including our ability to effectively plan for and model future growth. We have encountered in the past, and may encounter in the future, risks and uncertainties frequently experienced by growing companies in changing industries that may prevent us from achieving the objectives discussed elsewhere in this prospectus. If we fail to achieve the necessary level of efficiency in our organization as it grows, or if we are not able to accurately forecast future growth, our business would be adversely affected. Moreover, if the assumptions that we use to plan our business are incorrect or change in reaction to changes in our industry and the markets in which we operate, or if we are unable to maintain consistent revenue or revenue growth, the market price of our Class A Common Stock could be volatile, and it may be difficult to achieve and maintain profitability.
If we are unable to attract new vacation rental homeowners to our platform and maintain relationships with existing vacation rental homeowners, or if homeowners reduce the availability of their homes on our platform, our business, results of operations, and financial condition would be materially adversely affected.
Our business depends on our ability to attract new vacation rental homeowners to our platform and maintain relationships with our existing homeowner base, and on those homeowners allowing us to make their homes available for rental through our service. We deploy focused outbound sales efforts to identify and convert homeowners to our platform, and also utilize a variety of marketing, public relations and communications strategies to increase homeowner awareness regarding our brand. If our sales personnel are unable to accurately identify and convert a sufficient number of prospective homeowners, if they fail to accurately predict the value of these homeowners’ properties on our platform, or if our sales and marketing efforts are otherwise unsuccessful, our revenue and growth prospects could be materially and adversely affected. In addition, homeowners are able to limit the number of nights available through our services. These practices are outside of our direct control. If homeowners do not establish or maintain availability of their vacation rentals, or if the number of Nights Sold declines for a particular period, then our revenue would decline and our business, results of operations, and financial condition would be materially adversely affected.

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While we plan to continue to invest in our homeowner base and in tools to assist homeowners, these investments may not be successful in growing our homeowner base or the vacation rental listings published on our platform and through our distribution partners. In addition, homeowners may not continue their contractual arrangements with us if we cannot attract prospective guests to our platform, generate bookings from a large number of guests and create attractive returns to homeowners. If we are unable to retain existing homeowners or add new homeowners, we may be unable to offer a sufficient supply and variety of properties to attract guests to use our platform. If we are unable to attract and retain individual homeowners in a cost-effective manner, or at all, our business, results of operations, and financial condition would be materially adversely affected.
We work with certain homeowner associations to manage their association activities and we often act to manage vacation rental properties for homeowners within these associations. If our fee structure and payment terms are not as competitive as those of our competitors, these homeowner associations may choose to end their business relationships with us thereby reducing the number of homeowners using our platform and vacation rentals listed with our service.
While the number of homeowners using our platform increased year-over-year in 2020, we also saw an increase in homeowner terminations during 2020 due to COVID-19. For the year ended December 31, 2020, approximately 7% of homeowner terminations were directly attributable to COVID-19 based on information provided to the Company by homeowners regarding their reason for terminating. For the nine months ended September 30, 2021, homeowner terminations directly attributable to COVID-19 began to normalize and were less than half of the rate observed during the year ended December 31, 2020. A number of factors affecting homeowners could cause homeowner attrition, including: the continuing COVID-19 pandemic or the occurrence of any other pandemic, epidemic or outbreak of infectious disease; changes to, or the enforcement or threatened enforcement of, laws and regulations, including short-term occupancy and tax laws; homeowners, condominium and neighborhood associations adopting and enforcing governing documents or contracts that prohibit or restrict short term rental activities; regulations that purport to ban or otherwise restrict short term rentals; homeowners opting for long-term rentals outside of our service; economic, social, and political factors; perceptions of trust and safety on and off our platform and within our homes; or negative experiences with guests, including guests who damage homeowner property, throw unauthorized parties, or engage in violent and unlawful acts. A number of our homeowners are individuals who have acquired properties specifically for rental. Our business, results of operations, and financial condition could be materially adversely affected if our homeowners are unable or unwilling to allow us to list and manage their properties and return to normal operations in the near to immediate term.
We believe that our supplemental homeowner protection program is integral to retaining and acquiring homeowners. Our homeowner insurance program offers a layer of vacation rental liability protection, including $1.0 million liability coverage due to homeowner negligence, $1.0 million coverage in damage protection for homeowners’ homes and coverage for damage to furnishing and valuables up to $20,000. While we currently have no intention to discontinue or reduce these programs, if our intentions change in the future, if the third-party insurance provider ends the program and we cannot implement a comparable program on similar terms, or if the cost of the program rises significantly and becomes less attractive to homeowners, then the number of homeowners who list with us may decline.
Owners whose reservations were cancelled during COVID-19, whether by us or by guests, have had and may continue to have a negative view of our cancellation policy and may experience negative financial impacts as a result of such cancellations. This could materially negatively impact our relationship with our homeowners and guests, resulting in homeowners leaving our service, removing their listings and/or offering less availability, or fewer repeat guests, which in turn could have a material adverse impact on our business, results of operations, and financial condition, as well as on our ability to grow our business.
If we are unable to attract new guests and retain existing guests, our business, results of operations, and financial condition would be materially adversely affected.
Our success depends significantly on existing guests continuing to book and attracting new guests to book our homeowners’ vacation rentals through the Vacasa platform and through listings on the platforms of our distribution partners. Our ability to attract and retain guests could be materially adversely affected by a number of factors, including, among others:

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the occurrence of events beyond our control, such as the COVID-19 pandemic, any other pandemic, epidemic or outbreak of infectious disease and other health concerns, increased or continuing restrictions on travel and immigration, trade disputes, economic downturns, significant labor shortages, political, civil or social unrest, and the impact of climate change on travel (including fires, floods, severe weather and other natural disasters) and seasonal destinations;

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homes failing to meet guests’ expectations;

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increased competition and use of our competitors’ platforms and services;

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our failure to provide differentiated, high-quality, and an adequate supply of homes at competitive prices;

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guests not receiving timely and adequate customer support from us;

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declines or inefficiencies in our marketing efforts;

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negative associations with, or reduced awareness of, our brand;

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problems with our distribution partners;

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negative perceptions of the trust and safety on our platform or in our homeowners’ homes;

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macroeconomic and other conditions outside of our control affecting travel and hospitality industries generally; and

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other risks described elsewhere in this prospectus.

In addition, for guests who book directly with us, if our platform is not easy to navigate, guests have an unsatisfactory sign-up, search, booking, or payment experience on our platform, the listings and other content provided on our platform are not displayed effectively to guests, we fail to make our brand known to guests during their rental experience or we fail to provide a rental experience in a manner that meets rapidly changing demand, we could fail to convert first-time guests into repeat customers and fail to engage with existing guests, which would materially adversely affect our business, results of operations, and financial condition.
Bookings through our distribution partners account for a significant portion of our revenue, and if we are unable to maintain our relationships with our existing distribution partners and develop and maintain successful relationships with additional distribution partners, our business, results of operations, and financial condition would be materially and adversely affected. These relationships also subject us to certain risks.
We believe that the continued growth of our business depends, in part, on our ability to maintain our relationships with our existing distribution partners and to identify, develop, and maintain strategic relationships with additional distribution partners, particularly as we continue to grow our brand recognition and our own booking platform. For the year ended December 31, 2020 and the nine months ended September 30, 2021, we generated approximately 65% and 70%, respectively, of our Gross Booking Value through our distribution partners. The impairment or termination of these relationships for any reason, or the failure of our distribution partners to effectively market our listings and provide satisfactory user experiences could materially and adversely affect our business, results of operations and financial condition. Our agreements with our existing distribution partners are non-exclusive, meaning our distribution partners can and do provide users looking for vacation rentals in the markets in which we operate access to listings other than ours. These parties are not bound by any requirement to continue to market our listings, and may take actions that promote their or other third-party listings above ours. In addition, certain of these companies are now, or may in the future become, competitors of ours. While we view our distribution partners more as partners than competitors and believe our relationships with these parties are mutually beneficial, we cannot guarantee that our distribution partners will continue to share this view. If our distribution partners view us as competitive, they could limit our access to their platforms, allow access only at an unsustainable cost, or make changes to their platforms that make our listings less desirable to users or harder to access.
In addition, bookings through Airbnb, Booking.com, and Vrbo account for a significant portion of our Gross Booking Value. For the year ended December 31, 2020 and the nine months ended September 30,

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2021, Gross Booking Value generated through Airbnb, Booking.com, and Vrbo accounted for approximately 95% and 95%, respectively, of the Gross Booking Value generated through our distribution partners. The loss of any one or more of these distribution partners, or a material reduction in the number of listings booked through their platforms, including for any of the reasons described above, would adversely affect our business, financial condition and results of operations.
Any further and continued decline or disruption to the travel and hospitality industries or economic downturn would materially adversely affect our business, results of operations, and financial condition.
Our financial performance is dependent on the strength of the travel and hospitality industries. The outbreak of COVID-19 has caused many governments to implement quarantines and significant restrictions on travel or to advise that people remain at home where possible and avoid crowds, which has had a particularly negative impact on air and other types of travel. In addition, most airlines that suspended or significantly limited their flights at the start of the COVID-19 pandemic continue to operate on reduced flight schedules and at lower passenger capacities, further decreasing opportunities for travel. This led to a decrease in our bookings and an increase in cancellations and associated claims for refunds or credits for the period of time from March 2020 through the third quarter of 2020. In March 2020, we began to offer future stay credits in lieu of refunds to guests who had reservations cancelled due to COVID-19 or who cancelled their reservations within a certain period of time prior to the reservation date. As of September 30, 2021, we accrued approximately $32.5 million of value of unused future stay credits. We expect that COVID-19 may continue to impact our bookings and business during the remainder of 2021 and beyond. The extent and duration of such impact over the longer term remains uncertain and is dependent on future developments that cannot be accurately predicted at this time, such as the severity and transmission rate of COVID-19, potential new strains of the virus, the timing, availability, and effectiveness of vaccines, the extent and effectiveness of containment actions taken, including mobility restrictions, and the impact of these and other factors on travel behavior in general, and on our business in particular. See our risk factor titled “The COVID-19 pandemic and the impact of actions to mitigate the COVID-19 pandemic have materially adversely impacted and will continue to materially adversely impact our business, results of operations, and financial condition.”
Other events beyond our control, such as unusual or extreme weather or natural disasters, such as earthquakes, hurricanes, fires, tsunamis, floods, severe weather, droughts, and volcanic eruptions, and travel-related health concerns including pandemics and epidemics, restrictions related to travel, trade or immigration policies, wars, terrorist attacks, sources of political uncertainty, such as the United Kingdom’s departure from the European Union (“Brexit”), protests, foreign policy changes, regional hostilities, imposition of taxes or surcharges by regulatory authorities, changes in regulations, policies, or conditions related to sustainability, including climate change, work stoppages, labor unrest or travel-related accidents can disrupt travel globally or otherwise result in declines in travel demand. Because these events or concerns, and the full impact of their effects, are largely unpredictable, they can dramatically and suddenly affect travel behavior by consumers, and therefore demand for our platform and services, which would materially adversely affect our business, results of operations, and financial condition. Increasing awareness around the impact of air travel on climate change and the impact of over-tourism may also adversely impact the travel and hospitality industries and demand for our platform and services.
Our financial performance is also subject to global economic conditions and their impact on levels of discretionary consumer spending. Some of the factors that have an impact on discretionary consumer spending include general economic conditions, worldwide or regional recessions, unemployment, consumer debt, reductions in net worth, fluctuations in exchange rates, residential real estate and mortgage markets, taxation, energy prices, interest rates, consumer confidence, tariffs, and other macroeconomic factors. Consumer preferences tend to shift to lower-cost alternatives during recessionary periods and other periods in which disposable income is adversely affected, which could lead to a decline in the bookings and prices for rentals through our platform and an increase in cancellations, and thus result in lower revenue. Leisure travel in particular, which accounts for a substantial majority of our current business, is dependent on discretionary consumer spending levels. Downturns in worldwide or regional economic conditions, such as the current downturn resulting from the COVID-19 pandemic, have led to a general decrease in leisure travel and travel spending, and similar downturns in the future may materially adversely impact demand for our

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platform and services. Such a shift in consumer behavior would materially adversely affect our business, results of operations, and financial condition.
Our continued growth depends, in part, on our ability to consummate portfolio transactions on favorable terms and to effectively manage the risks associated with these transactions.
Our ability to successfully execute portfolio transactions is critical to our ability to enter new markets and build local market density at a faster rate than we can achieve through individual homeowner additions. As a result, we believe our portfolio approach contributes to our ability to grow revenue and increase our profitability over time. Our ability to execute our portfolio strategy depends, in part, on our ability to identify and maintain a robust pipeline of local professionally managed vacation home businesses in new and existing markets, enter into transaction arrangements on favorable terms and optimize the performance of these properties upon onboarding. If we are unable to identify a sufficient number of property portfolios, or if local property managers are unwilling to transact with us on favorable terms, our business, results of operations, financial condition and growth prospects could be materially and adversely affected.
In addition, onboarding the properties we acquire through our portfolio approach can entail significant costs and risks that have the potential to erode the profitability we may expect to achieve through these transactions. The onboarding process for these properties involves, among other things, understanding and standardizing accounting systems and bookkeeping practices and moving homeowners onto our standardized contracts. It is possible homeowners may choose not to enter into agreements with us once their existing agreements expire. Our ability to successfully execute these transactions also depends on our ability to retain key staff members of the businesses we acquire, particularly in cases where we are entering new markets, which we cannot guarantee we will be able to do. Executing these transactions in new markets also entails additional costs and risks, including the need to understand and comply with new regulatory requirements and build our local operations network and other local resources. If we are unable to successfully and efficiently manage these risks and their associated costs, these transactions may be less profitable than we anticipate, fail to be profitable at all, or otherwise adversely affect our business, results of operations and financial condition.
Furthermore, certain of the businesses we acquire through our portfolio approach may not initially have the accounting systems necessary to provide the information we need to report certain key metrics, such as Gross Booking Value (“GBV”), Nights Sold, and GBV per Night Sold. As a result, for the period during which they are being integrated, such metrics may be reported exclusive of these non-integrated homes, which could adversely affect investor perceptions regarding our business and the trading price of our Class A Common Stock.
The failure to successfully execute and integrate strategic acquisitions at our historical rate and at acceptable prices, and to enter into other strategic transactions and relationships that support our long-term strategy, could materially adversely affect our business, results of operations, and financial condition, as well as our ability to grow our business. These strategic transactions and relationships also subject us to certain risks.
We have acquired multiple businesses, including our October 2019 acquisition of Wyndham Vacation Rentals North America, LLC (“WVRNA”) and our April 2021 acquisition of TurnKey, and we regularly evaluate potential strategic acquisitions and other strategic transactions in the ordinary course as part of our business strategy. We may not be able to consummate strategic acquisitions at rates similar to the past, which could adversely impact our growth rate and the trading price of Vacasa Class A Common Stock. Promising acquisitions, investments and other strategic transactions are difficult to identify and complete for a number of reasons, including high valuations, competition among prospective buyers, the availability of affordable funding in the capital markets and the need to satisfy applicable closing conditions and obtain applicable antitrust and other regulatory approvals on acceptable terms. Changes in accounting or regulatory requirements or instability in the credit markets could also adversely impact our ability to consummate these transactions on acceptable terms or at all. As a result, we may enter into negotiations for strategic acquisitions that are not ultimately consummated, and those negotiations could result in diversion of management time and significant out-of-pocket costs. In addition, competition for strategic acquisitions, investments and other strategic transactions may result in higher purchase prices or other terms less economically favorable to us. We may expend significant cash or incur substantial debt to finance such

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acquisitions, which indebtedness could result in restrictions on our business and significant use of available cash to make payments of interest and principal. In addition, we may finance such acquisitions by issuing equity or convertible debt securities, which could result in further dilution to our existing stockholders. If we fail to evaluate and execute strategic acquisitions and other strategic transactions successfully, our business, results of operations, and financial condition could be materially adversely affected.
In addition, even if we are able to consummate strategic acquisitions and enter into other strategic transactions and relationships, we cannot assure you that any such strategic transactions or relationships will be successful. Integrating any strategic transactions into our existing business may create unforeseen operating difficulties and costs, which may be further exacerbated by factors and events beyond our control. For example, in October 2019, we completed the acquisition of WVRNA and its related subsidiaries from Wyndham Destinations, Inc. and took over Wyndham’s vacation rental property management operations in North America. This included management of over 9,000 new properties, 100 homeowner and community association arrangements, management of resort operations and certain ancillary services. Soon after the acquisition, we began the process of integrating the vacation rental management activities of various operating entities under the WVRNA umbrella, each of which had different and varied business operations and practices. In the first quarter of 2020, as we began to execute a number of key integration initiatives, the COVID-19 pandemic hit and negatively impacted our ability to effectively and efficiently integrate the business, significantly delaying our business harmonization efforts. In addition, in April 2021, we acquired TurnKey’s vacation rental property management business, adding approximately 6,000 homes to our inventory and approximately 500 employees to our workforce. With the TurnKey integration, we have encountered similar challenges of rationalizing and combining disparate business practices and processes.
Furthermore, strategic acquisitions and other strategic transactions and relationships involve a number of financial, accounting, managerial, operational, legal, compliance and other risks and challenges, including the following, any of which could negatively affect our growth rate and the trading price of Vacasa Class A Common Stock, and may have a material adverse effect on our business, results of operations and financial condition:
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Any business that we acquire or invest in could under-perform relative to our expectations and the price that we paid or not perform in accordance with our anticipated timetable, or we could fail to operate any such business profitably;

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Any debt we incur or assume in connection with our strategic acquisitions and other strategic transactions and relationships could cause a deterioration of our credit ratings, increase our borrowing costs and interest expense, and diminish our future access to the capital markets;

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Acquisitions and other strategic transactions and relationships could cause our financial results to differ from our own or the investment community’s expectations in any given period, or over the long-term;

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Pre-closing and post-closing earnings charges could adversely impact operating results in any given period, and the impact may be substantially different from period to period;

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Acquisitions and other strategic transactions and relationships could create demands on our management, operational resources and financial and internal control systems that we are unable to effectively address;

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We may be unable to achieve cost savings or other synergies anticipated in connection with a strategic acquisition or other strategic transaction or relationship;

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We may assume unknown liabilities, known contingent liabilities that become realized, known liabilities that prove greater than anticipated, internal control deficiencies or exposure to regulatory sanctions resulting from the acquired company’s or investee’s activities and the realization of any of these liabilities or deficiencies may increase our expenses, adversely affect our financial position and/or cause us to fail to meet our public financial reporting obligations;

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In connection with strategic acquisitions and other strategic transactions and relationships, we often enter into post-closing financial arrangements such as purchase price adjustments, earn-out obligations and indemnification obligations, which may have unpredictable financial results;

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As a result of our strategic acquisitions, we have recorded significant goodwill and other assets on our balance sheet and if we are not able to realize the value of these assets, or if the fair value of our investments declines, we may be required to incur impairment charges; and

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We may have interests that diverge from those of our strategic partners and we may not be able to direct the management and operations of the strategic relationship in the manner we believe is most appropriate, exposing us to additional risk.

Our failure to raise additional capital or generate the significant capital necessary to expand our operations and invest in new offerings could reduce our ability to compete and could adversely affect our business.
Since our founding, our principal sources of liquidity have been from proceeds we have received through the issuance of preferred equity and debt financing. We have incurred significant operating losses and generated negative cash flows from operations as we have invested to support the growth of our business and expect to continue to do so in the future as we execute on our strategic initiatives to grow our business. While we currently anticipate our existing sources of liquidity will be sufficient to fund our operations, working capital requirements, capital expenditures and debt service obligations for at least the twelve months following the date of this prospectus, our future capital requirements will depend on many factors, including, but not limited to, our growth, our ability to attract and retain new homeowners and guests that utilize our services, the extent and profitability of our portfolio transaction activity, the continuing market acceptance of our offerings, the timing and extent of spending to enhance our technology, and the expansion of our sales and marketing activities and, as a result, we may require additional financing. We evaluate financing opportunities from time to time, and our ability to obtain financing will depend, among other things, on our development efforts, business plans, operating performance, and the condition of the capital markets at the time we seek financing. We cannot assure you that additional financing will be available to us on favorable terms when required, or at all. If we raise additional funds through future issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences, and privileges superior to those of holders of our Class A Common Stock. In addition, our stockholders will experience additional dilution when stock appreciation rights and option holders exercise their right to purchase our Class A Common Stock under our equity incentive plans, when any restricted stock units we may grant from time to time vest and settle, when we issue equity awards to our employees under our equity incentive plans or our employee stock purchase plan, and when we otherwise issue additional equity interests.
If we need additional capital and cannot raise it on acceptable terms, we may not be able to, among other things:
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develop or enhance our platform, products or services;

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consummate portfolio transactions and strategic acquisitions in order to grow our supply in existing markets and enter new markets;

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continue to expand our research and development and sales and marketing organizations;

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acquire complementary technologies, products or businesses;

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effectively expand our operations in the United States and internationally;

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hire, train, and retain employees; or

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respond to competitive pressures or unanticipated working capital requirements.

If we are unable to raise additional funds when we need them and on terms that are acceptable to us, our ability to continue to support our business, to respond to business challenges and opportunities, and to execute our growth strategy would be significantly limited, and our business, results of operations, and financial condition would be materially adversely affected.
The business and industry in which we participate are highly competitive, and we may be unable to compete successfully with our current or future competitors.
We operate in a highly competitive environment and we face significant competition in attracting and retaining homeowners and guests.

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Homeowners.    Homeowners have two primary options for online listing, demand generation and distribution and care of their homes, self-management or using local property management businesses. Homeowners who self-manage are able to list on sites such as Airbnb and Vrbo, and may choose to leverage additional software tools to handle aspects of the process such as pricing or scheduling, or fully self-manage. We compete for homeowners based on many factors, including the volume of bookings generated by guests on our platform and those of our distribution partners; ease of onboarding onto our platform; the service fees and commissions we charge; the owner protections we offer, such as our insurance programs; and the strength of our brand. Throughout the COVID-19 pandemic, we have also competed based on our cancellation and shut down policies in response to regulatory actions.
Guests.    We also compete to attract guests to our platform. Guests have a wide range of options for finding and booking accommodations, and as such, we compete with other forms of accommodations including hotels, other vacation rental companies, and serviced apartment providers, both online and offline. We also compete for traffic and demand generation through our direct booking channel with Airbnb, Booking Holdings (including the brands Agoda.com, Booking.com, KAYAK, and Priceline.com), Expedia Group (including the brands Expedia, Hotels.com, Orbitz, Travelocity and Vrbo), Google, Tripadvisor, Trivago, and regional booking sites and OTAs, and to a lesser degree, urban rental sites such as Sonder, and niche programs such as Inspirato. We compete for guests based on many factors, including the uniqueness and quality of our inventory and the availability of homes; the value and all-in cost of our offerings relative to other options, our brand; and the ease of use of our platform. Throughout the COVID-19 pandemic, we have also competed based on the availability of inventory close to where guests live, as well as the perceived safety and cleanliness of the listings on our platform.
Our competitors are adopting aspects of our business model, which could affect our ability to differentiate our offerings from competitors. Increased competition could reduce demand for our platform from homeowners and guests, slow our growth, and materially adversely affect our business, results of operations, and financial condition.
Many of our current and potential competitors are larger and have greater financial, technical and other resources that provide substantial competitive advantages, such as greater brand name recognition, longer operating histories, larger marketing budgets and established marketing relationships, and significantly greater resources for the development of their offerings. In addition, many of our current and potential competitors have access to larger user bases and/or inventory for accommodations, and may provide multiple travel products, including flights. As a result, our competitors may be able to provide consumers with a better or more complete product experience and respond more quickly and effectively than we can to new or changing opportunities, technologies, standards, or homeowner and guest requirements or preferences. The global travel industry has experienced significant consolidation, and we expect this trend may continue as companies attempt to strengthen or hold their market positions in a highly competitive industry. Consolidation amongst our competitors will give them increased scale and may enhance their capacity, abilities, and resources, and lower their cost structures. In addition, emerging start-ups may be able to innovate and focus on developing a new product or service faster than we can or may foresee consumer need for new offerings or technologies before us.
Some of our competitors and potential competitors have more established or varied relationships with consumers than we do, and they could use these advantages in ways that could affect our competitive position, including by entering the travel and accommodations businesses. For example, some competitors and potential competitors are creating “super-apps” where consumers can use many online services without leaving that company’s app. If any of these platforms are successful in offering services to consumers that are similar to ours, or if we are unable to offer our services to consumers within these super-apps, our customer acquisition efforts could be less effective and our customer acquisition costs, including our brand and performance marketing expenses, could increase, any of which could materially adversely affect our business, results of operations, and financial condition.
We also face increasing competition from search engines, including Google. The way Google presents travel search results, and its promotion of its own travel meta-search services, such as Google Travel and Google Vacation Rental Ads, or similar actions from other search engines, and their practices concerning search rankings, could decrease our search traffic, increase traffic acquisition costs, and/or disintermediate our platform. These parties can also offer their own comprehensive travel planning and booking tools, or refer

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leads directly to suppliers, other favored partners, or themselves, which could also disintermediate our platform. In addition, if Google or Apple use their own mobile operating systems or app distribution channels to favor their own or other preferred travel service offerings, or impose policies that effectively disallow us to continue our full product offerings in those channels, it could materially adversely affect our ability to engage with homeowners and guests who access our platform via mobile apps or search, which would negatively impact our business, results of operations and financial condition.
The COVID-19 pandemic and the impact of actions to mitigate the COVID-19 pandemic have materially adversely impacted and will continue to materially adversely impact our business, results of operations, and financial condition.
In March 2020, the World Health Organization declared the outbreak of COVID-19 a pandemic. In an attempt to limit the spread of the virus, governments imposed various restrictions, including emergency declarations at the international, federal, state, and local levels, school and business closings, quarantines, “shelter at home” & “stay-at-home” orders, restrictions on travel, limitations on social or public gatherings, and other social distancing measures, which have had and may continue to have a material adverse impact on our business and operations and on travel behavior and demand.
In response to the economic challenges and uncertainty resulting from the COVID-19 pandemic and its impact on our business, we took cost reduction measures to mitigate the adverse impacts of COVID-19 during the first two quarters of 2020, which included lower discretionary and overhead spending, as well as an internal reorganization that reduced the size of our workforce, primarily in North America, resulting in the elimination of approximately 850 positions. Additionally, we furloughed approximately 3,000 employees, which primarily occurred in the second quarter of 2020. This reduction in workforce impacted all of our teams with significant reductions in our operations, customer service and our sales teams. These organizational changes also resulted in the loss of institutional knowledge, relationships, and expertise for critical roles, which may not have been effectively transferred to continuing employees and diverted attention from operating our business. These actions resulted in personnel capacity constraints and had an adverse effect on our ability to grow, integrate acquired businesses and resources, develop innovative products, and compete. These actions resulted in increased employee attrition, reduced employee morale and productivity and problems retaining existing and recruiting future employees due to brand damage, which could have a material adverse impact on our business, results of operations, and financial condition. The reduction in force and other restructuring activities resulted in charges of $5.0 million in 2020.
In addition, the COVID-19 pandemic materially and adversely impacted our operating and financial results for the year ended December 31, 2020. Beginning at the end of the first quarter of 2020, we experienced a significant decline in revenue resulting from a decrease in bookings and an increase in cancellations, which in turn impacted Nights Sold. Due to the impact the reduction in bookings initially had on our financial condition, we issued $108.1 million in aggregate principal amount of our D-1 Convertible Notes to provide for liquidity and fund other general corporate initiatives. While we began to experience a significant increase in bookings and reduction in cancellations in the second half of 2020, management made the decision to realign its business and strategic priorities based on our core operating strengths, which resulted in the wind-down of a significant portion of our international business by December 31, 2020. Additionally, our additions of new homes were significantly muted in 2020 due to the reduction in sales staff and portfolio spend associated with COVID-19 furloughs, layoffs and cash preservation strategies. As a result, we did not grow our total unit inventory in 2020 to the same extent we have historically, which is impacting our revenue growth in 2021. In light of the evolving nature of COVID-19 and the uncertainty it has produced around the world, we do not believe it is possible to predict the COVID-19 pandemic’s cumulative and ultimate impact on our future business, results of operations, and financial condition. The extent to which the COVID-19 pandemic will impact our business, results of operations and financial condition will depend largely on future developments, including the duration and extent of the spread of COVID-19 both globally and within the United States, the availability and adoption of vaccines for COVID-19, the prevalence of local, national, and international travel restrictions, the duration and extent of reduced flight volume, the impact on capital and financial markets and on the U.S. and global economies, including foreign currencies exchange, and the effects of governmental or regulatory orders that impact our business, all of which are highly uncertain and cannot be predicted. Moreover, even as stay-at-home orders and travel advisories are

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lifted, demand for our offerings may remain depressed in some markets for a significant length of time, and we cannot predict if and when demand will return to pre-COVID-19 levels.
In addition, COVID-19 has disrupted and may continue to disrupt the operations of our business partners and third-party vendors and service providers. We cannot predict the impact the COVID-19 pandemic will ultimately have on these parties, and we may continue to be materially adversely impacted as a result of any material adverse impact our business partners and third-party vendors suffer now and in the future.
For example, some homeowners have chosen to impose owner blocks or take their properties out of service or out of our portfolio entirely due to either changed personal economic circumstances or concern for safety relating to COVID-19. The COVID-19 pandemic has also resulted in, and may continue to result in, significant disruption of global financial markets, reducing our ability to access capital, which could in the future negatively affect our liquidity. Furthermore, our customer service support teams continue to work remotely, and it is possible that widespread remote work arrangements could have a materially negative impact on homeowner and guest satisfaction resulting from potential delays or slower than usual response times in receiving assistance from our customer support organization. The negative impact on our homeowners’ and guests’ satisfaction could adversely impact our operations, the execution of our business plans, and the productivity and availability of key personnel and other employees necessary to conduct our business, and of third-party service providers that perform critical services for us, and otherwise cause operational failures due to changes in our normal business practices necessitated by the COVID-19 pandemic and related governmental actions. If a natural disaster, power outage, connectivity issue, or other event occurs that impacts our employees’ ability to work remotely, it may be difficult or, in certain cases, impossible, for us to continue our business for a substantial period of time. The increase in remote working may also result in material consumer privacy, information technology security, and fraud risks. The manner in which we have adjusted our business following the COVID-19 pandemic is based on our understanding of applicable legal and regulatory requirements, as well as the latest guidance from regulatory authorities, and is subject to legal or regulatory challenge, particularly as regulatory guidance evolves in response to future developments.
It is not possible to quantify the impact the COVID-19 pandemic has had on our business and operations to date as a result of the factors discussed above, or to estimate the long-term impact that COVID-19 could have on our business, financial condition and results of operations as the impact will depend on future developments, which are highly uncertain and cannot be predicted. Even after the outbreak of COVID-19 has subsided, we may experience materially adverse impacts to our business as a result of its global economic impact, including any recession that has occurred or may occur in the future. These uncertainties may increase variability in our results of operations and adversely affect our ability to accurately forecast changes in our operating and financial performance in future periods. To the extent the COVID-19 pandemic continues to materially adversely affect our business, results of operations, and financial condition, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section. Any of the foregoing factors, or other cascading effects of the COVID-19 pandemic that are not currently foreseeable, could materially adversely impact our business, results of operations, and financial condition.
We may experience significant fluctuations in our results of operations from quarter to quarter and year to year as a result of seasonality and other factors, which make it difficult to forecast our future results.
Our results of operations may vary significantly from quarter to quarter and year to year and are not an indication of our future performance. Our overall business is seasonal, reflecting typical travel behavior patterns over the course of the calendar year. In addition, each market where we operate has unique seasonality, events, and weather that can increase or decrease demand for our offerings. Certain holidays can have an impact on our revenue by increasing Nights Sold on the holiday itself or during the preceding and subsequent weekends. Typically, our second and third quarters have higher revenue due to increased Nights Sold. Our GBV typically follows the seasonality patterns of Nights Sold. Our operations and support costs also increase in the second and third quarters as we increase our hourly staffing to handle increased activity on our platform in those periods. In 2020, we saw COVID-19 overwhelm the historical seasonality pattern in our revenue as well as in our Nights Sold, Gross Booking Value and Adjusted EBITDA

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These changes were primarily the result of shelter-in-place orders and changing travel preferences relating to the COVID-19 pandemic. We expect this impact on typical seasonality to continue as long as COVID-19 continues to impact travel restrictions and customer preferences globally. As our business matures, other seasonal trends may develop, or these existing seasonal trends may become more extreme. In addition to seasonality, our results of operations may fluctuate as a result of a variety of other factors, many of which are beyond our control, may be difficult to predict, and may not fully reflect the underlying performance of our business, including:
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reduced travel and cancellations due to other events beyond our control such as health concerns, including the COVID-19 pandemic or other pandemics, epidemics or outbreaks of infectious disease, natural disasters, wars, regional hostilities or law enforcement demands and other regulatory actions;

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periods with increased investments in our platform for existing offerings, new offerings and initiatives, marketing, and the accompanying growth in headcount;

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our ability to maintain growth and effectively manage that growth;

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increased competition;

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our ability to expand our operations in new and existing regions;

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changes in governmental or other regulations affecting our business;

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changes to our internal policies or strategies;

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harm to our brand or reputation; and

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other risks described elsewhere in this prospectus.

As a result, it may be more difficult to accurately forecast our results of operations and, if our forecasts are not accurate, we may fail to meet the expectations of investors and securities analysts, which could cause the trading price of our Class A Common Stock to fall substantially and potentially subject us to costly lawsuits, including securities class action suits. Moreover, we base our expense levels and investment plans on estimates for revenue that may turn out to be inaccurate. A significant portion of our expenses and investments are fixed, and we may not be able to adjust our spending quickly enough if our revenue is less than expected, resulting in losses that exceed our expectations. If our assumptions regarding the risks and uncertainties that we use to plan our business are incorrect or change, or if we do not address these risks successfully, our results of operations could differ materially from our expectations and our business, results of operations, and financial condition could be materially adversely affected.
Demand for vacation rental properties has increased in recent periods compared to demand for other forms of accommodations, and we cannot guarantee that this trend will continue once the COVID-19 pandemic subsides.
Despite the uncertainties caused by the COVID-19 pandemic, demand for vacation rental properties has increased over the last 18 months and we believe that COVID-19 helped to accelerate that trend. For instance, according to the Skift study, which we commissioned, approximately 19% of travelers stayed in a vacation rental for the first time during the pandemic. We believe that social distancing requirements and concerns about cleanliness made vacation rental properties more appealing to travelers than traditional accommodations, such as hotels, due to the increased privacy that vacation rentals provide. We experienced significant strength in the fourth quarter of 2020 due to pent up demand from COVID-19 limiting travel in the second and third quarters of 2020, which drove Nights Sold per unit and revenue per unit up above typical seasonal levels.
Despite the increased demand for vacation rental properties over the last 18 months, we cannot be certain that this trend will continue after the COVID-19 pandemic ends. As social distancing measures are lifted and international destinations reopen for tourism, it is possible that travelers may prefer to stay in traditional accommodations or vacation in international locations where we do not operate. If the demand for vacation rental properties decreases and reduces our overall number of Nights Sold, our results of operations could differ materially from our expectations and our business, results of operations, and financial condition could be materially adversely affected.

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Our customer support function is critical to the success of our platform, and any failure to provide high-quality service could affect our ability to retain our existing homeowners and guests and attract new ones.
Our ability to provide high-quality support to our homeowners and guests is important for the growth of our business and any failure to maintain such standards of customer support, or any perception that we do not provide high-quality service, could affect our ability to retain and attract homeowners and guests. Meeting the customer support expectations of our homeowners and guests requires significant time and resources from our community support team and significant investment in staffing, technology, including automation and machine learning to improve efficiency, infrastructure, policies, and community support tools. The failure to develop the appropriate technology, infrastructure, policies, and community support tools, or to manage or properly train our community support team, could compromise our ability to resolve questions and complaints quickly and effectively. The number of our homeowners and guests has grown significantly and such growth, as well as any future growth, will put additional pressure on our customer support organization and our technology organization. In addition, as we service an international customer base, we need to be able to provide effective support that meets our homeowners’ and guests’ needs and languages globally at scale. As part of the reduction in force we undertook in March 2020 in response to the COVID-19 pandemic, we significantly reduced the number of employees in our customer support organization and our technology organization, which impacted our ability to provide effective support to our homeowners and guests. Our service is staffed based on business forecasts. Any volatility in those forecasts could lead to staffing gaps that could impact the quality of our service. We have in the past experienced and may in the future experience backlog incidents that lead to substantial delays or other issues in responding to requests for customer support, which may reduce our ability to effectively retain homeowners and guests.
The vast majority of our customer support is performed by employees. We rely on our internal team and some third party providers to provide timely and appropriate responses to the inquiries of homeowners and guests that come to us via telephone, email, social media, and chat. Reliance on third parties requires that we provide proper guidance and training for their employees, maintain proper controls and procedures for interacting with our community, and ensure acceptable levels of quality and customer satisfaction are achieved.
We provide customer support to homeowners and guests and help to mediate disputes between homeowners and guests. We rely on information provided by homeowners and guests and are at times limited in our ability to provide adequate support or help homeowners and guests resolve disputes due to our lack of information or control. To the extent that homeowners and guests are not satisfied with the quality or timeliness of our customer support, we may not be able to retain homeowners or guests, and our reputation as well as our business, results of operations, and financial condition could be materially adversely affected.
When a homeowner or guest has a poor experience on our platform or with our service, we may issue refunds or future stay credits. These refunds and future stay credits are generally treated as a reduction to revenue. In addition, where there is property damage to a home below the threshold for our homeowner protection insurance, in certain cases, we may make payouts for property damage claims based on our damage waiver program, which we account for as consideration paid to a customer and is also generally treated as a reduction in revenue. A robust customer support effort is costly, and we expect such cost to continue to rise in the future as we grow our business. We have historically seen a significant number of customer support inquiries from homeowners and guests. Our efforts to reduce the number of customer support requests may not be effective, and we could incur increased costs without corresponding revenue, which would materially adversely affect our business, results of operations, and financial condition.
Our business depends on our ability to attract and retain capable management and employees, and if we lose any of our key personnel, or if we are unable to attract, retain and motivate a sufficient number of skilled personnel, our business, results of operations, and financial condition could be materially adversely affected and we may be unable to execute our growth strategy.
Our success depends in large part on our ability to attract and retain high-quality management and employees. Our CEO, CFO and other members of our senior management team, as well as other employees, may terminate their employment with us at any time. Losing the services of members of our senior

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management team could materially harm our business until a suitable replacement is found, and such replacement may not have equal experience and capabilities. In addition, we have not purchased life insurance on any members of our senior management team. Furthermore, given the importance of our key executives to our business, we are also vulnerable to the risk that they may take actions, either within or outside the scope of their duties, that intentionally or unintentionally tarnish our brand and reputation or otherwise adversely affect our business, results of operations, and financial condition.
As we continue to grow, we cannot guarantee that we will be able to attract and retain the personnel we need. Our business requires highly skilled technical, engineering, design, product, data analytics, marketing, business development, and community support personnel, including executive-level employees, who are in high demand and are often subject to competing offers. Competition for qualified employees and executive-level employees is intense in our industry. The loss of qualified employees, or an inability to attract, retain, and motivate employees required for the planned expansion of our business would materially adversely affect our business, results of operations, and financial condition and impair our ability to grow.
To attract and retain key personnel, we use various measures, including an equity incentive program. As we continue to mature, the incentives to attract, retain, and motivate employees provided by our programs or by future arrangements may not be as effective as in the past. We have a number of current employees who hold equity in our company or whose equity awards are or will become substantially vested one hundred and eighty (180) days following the completion of the Business Combination. As a result, it may be difficult for us to continue to retain and motivate these employees, and the value of their holdings could affect their decisions about whether or not they continue to work for us. Our ability to attract, retain, and motivate employees may be adversely affected by declines in our stock price. If we issue significant equity to attract employees or to retain our existing employees, we would incur substantial additional stock-based compensation expense and the ownership of our existing stockholders would be further diluted.
In response to the economic challenges and uncertainty resulting from the COVID-19 pandemic and its impact on our business, in March 2020, we took measures to reduce our workforce. This has led to increased attrition and could lead to reduced employee morale and productivity and problems retaining existing and recruiting future employees, which could have a material adverse impact on our business, results of operations, and financial condition.
We may face increased personnel costs or labor shortages that could slow our growth and adversely affect our business, results of operations and financial condition.
Personnel costs are a primary component of our operating expenses. If we face labor shortages or increased personnel costs because of increased competition for employees, higher employee turnover rates, increases in the federally-mandated or state-mandated minimum wage, changes in exempt and non-exempt status, or other employee benefits costs (including costs associated with health insurance coverage or workers’ compensation insurance), our operating expenses could increase and our growth could be adversely affected.
We have a substantial number of employees who are paid wage rates near, at or based on the applicable federal or state minimum wage, and increases in the applicable minimum wage will increase our personnel costs. From time to time, legislative proposals are made to increase the minimum wage at the federal or state level. As federal, state or other applicable minimum wage rates increase, we may be required to increase not only the wage rates of minimum wage employees, but also the wages paid to our other hourly employees. It may not be possible to increase prices in order to pass future increased personnel costs on to homeowners and/or guests, in which case our margins would be negatively affected. Even if we are able to increase prices to cover increased personnel costs, however, the higher prices could result in lower revenues, which may also reduce margins.
Furthermore, as discussed elsewhere in this “Risk Factors” section, the successful operation of our business depends upon our ability to attract, retain and motivate a sufficient number of qualified management and other employees. Competition for qualified employees and executive-level employees is intense in our industry, and we may face shortages of skilled labor from time to time in the markets in which we operate. For example, we are currently facing an industry-wide shortage in available housekeeping and field labor, and we expect this shortage to continue in the near future. Furthermore, inability to adequately

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staff can be particularly challenging during peak season in certain markets, when we are required to hire a large number of seasonal workers in order to scale our local operations networks. Shortages of skilled labor may make it increasingly difficult and expensive to attract, train and retain the services of a sufficient number of qualified employees, which could adversely affect homeowner and guest satisfaction and impair our ability to attract new homeowners and guests and retain our relationships with our existing homeowners and guests. Furthermore, competition for qualified employees, particularly in markets where such shortages exist, could require us to pay higher wages, which could result in higher personnel costs. Certain Canadian employees of one of our Canadian subsidiaries are under collective bargaining agreements which regulate certain aspects of our employment terms, including compensation, for such individuals. Although none of our U.S. employees are currently covered under collective bargaining agreements, we cannot guarantee that our U.S. employees will not elect to be represented by labor unions in the future. If a significant number of our employees were to become unionized and collective bargaining agreement terms were significantly different from our current compensation arrangements, it could increase our costs and adversely affect our business, financial condition and results of operations.
In addition, we are subject to a number of other federal, state, local, and foreign laws regulating employment and employee working conditions, including employment dispute and employee bargaining processes, collective and representative actions, and other employment compliance requirements. Compliance with these regulations is costly and requires significant resources, and we may suffer losses from or incur significant costs to defend claims alleging non-compliance with these regulations. In addition, immigration reform continues to attract significant attention in the public arena and the U.S. Congress. If new immigration legislation is enacted, such laws may contain provisions that could increase our costs in recruiting, training and retaining employees.
Maintaining and enhancing our brand and reputation is critical to our growth, and negative publicity could damage our brand and thereby harm our ability to compete effectively, and could materially adversely affect our business, results of operations, and financial condition.
Our brand and our reputation are two of our most important assets. Maintaining and enhancing our brand and reputation is critical to our ability to attract homeowners, guests, and employees, to compete effectively, to maintain relationships with our distribution partners, to preserve and deepen the engagement of our existing homeowners, guests, and employees, to maintain and improve our standing in the communities where our homeowners operate (including our standing with community leaders and regulatory bodies), and to mitigate legislative or regulatory scrutiny, litigation, and government investigations. As our brand grows, we expect to depend more heavily on the perceptions of homeowners and guests who use our platform and our services to help make word-of-mouth recommendations that contribute to our growth.
Any incident, whether actual or rumored to have occurred, involving the safety or security of vacation rental homes, homeowners, guests, or other members of the public, fraudulent transactions, or incidents that are mistakenly attributed to Vacasa, and any media coverage resulting therefrom, could create a negative public perception of our platform, which would adversely impact our ability to attract homeowners and guests. In addition, when homeowners cancel reservations or if we fail to provide timely refunds to guests in connection with cancellations, guest perception of the value of our platform is adversely impacted and may cause guests to not use our platform in the future. The impact of these issues may be more pronounced if we are seen to have failed to provide prompt and appropriate community support or if our platform policies are perceived to be too permissive, too restrictive, or as providing homeowners and/or guests with unsatisfactory resolutions. We have been the subject of media reports, social media posts, blog posts, and content in other forums that contain allegations about our business or activity on our platform that create negative publicity. As a result of these complaints and negative publicity, some homeowners have refrained from, and may in the future refrain from, listing with us, and some guests have refrained from, and may in the future refrain from, using our platform, which could materially adversely affect our business, results of operations, and financial condition.
In addition, our brand and reputation could be harmed if we fail to act responsibly or are perceived as not acting responsibly, or if we fail to comply with regulatory requirements as interpreted by certain governments or agencies thereof, in a number of other areas, such as safety and security, data security, privacy practices, provision of information about users and activities on our platform, sustainability, human

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rights, diversity, non-discrimination, and support for employees and local communities. Media, legislative, or government scrutiny around our company, including the perceived impact on affordable housing and over-tourism, neighborhood nuisance, privacy practices, provision of information as requested by certain governments or agencies thereof, content on our platform, business practices and strategic plans, impact of travel on the environment, and public health policies that may cause geopolitical backlash, our business partners, private companies where we have minority investments, and our practices relating to our platform, offerings, employees, competition, litigation, and response to regulatory activity, could adversely affect our brand and our reputation with our homeowners, guests, and communities. Social media compounds the potential scope of the negative publicity that could be generated and the speed with which such negative publicity may spread. Any resulting damage to our brand or reputation could materially adversely affect our business, results of operations, and financial condition.
In addition, we rely on our homeowners and guests to provide trustworthy reviews and ratings that our homeowners or guests may rely upon to help decide whether or not to book a particular listing or accept a particular booking and that we use to enforce quality standards. We rely on these reviews to further strengthen trust among members of our community. Our homeowners and guests may be less likely to rely on reviews and ratings if they believe that our review system does not generate trustworthy reviews and ratings. We have procedures in place to combat fraud or abuse of our review system, but we cannot guarantee that these procedures are or will be effective.
In addition, if our homeowners and guests do not leave reliable reviews and ratings, other potential homeowners or guests may disregard those reviews and ratings, and our systems that use reviews and ratings to enforce quality standards would be less effective, which could reduce trust within our community and damage our brand and reputation, and could materially adversely affect our business, results of operations, and financial condition
Owner, guest, or third-party actions that are criminal, violent, inappropriate, or dangerous, or fraudulent activity, may undermine the safety or the perception of safety of our services, affect our ability to attract and retain homeowners and guests and materially adversely affect our reputation, business, results of operations, and financial condition.
While we take certain measures to reduce the risk of fraudulent or criminal activity in connection with use of our services, we do not have complete control over or the ability to predict the actions of our users and other third parties, such as neighbors or invitees, either during the guest’s stay, or otherwise, and therefore, we cannot guarantee the safety of our employees, homeowners, guests, and third parties. The actions of homeowners, guests, and other third parties have resulted and can further result in fatalities, injuries, other bodily harm, fraud, invasion of privacy, property damage, discrimination, brand and reputational damage, which have created and could continue to create potential legal or other liabilities for us. We do not verify the identity of all of our homeowners and guests nor do we verify or screen third parties who may be present during a reservation made through our platform. Our identity verification processes rely on, among other things, information provided by homeowners and guests, and our ability to validate that information and the effectiveness of third-party service providers that support our verification processes may be limited. Certain verification processes, including legacy verification processes on which we previously relied, may be less reliable than others. These processes are beneficial but are currently minimal and have limitations due to a variety of factors, including laws and regulations that prohibit or limit our ability to conduct effective background checks in some jurisdictions, the unavailability of information, and the inability of our systems to detect all suspicious activity. There can be no assurances that the measures we take will significantly reduce criminal or fraudulent activity on our platform.
In addition, we may not adequately police the safety, suitability, location, quality, availability of recreational items or other amenities, compliance with our policies or standards, and legal compliance, such as fire code compliance or the presence of carbon monoxide detectors, of all our homeowners’ properties. We have in the past taken steps to investigate issues raised by guests and homeowners and endeavor to require our local home care staff, including maintenance and housekeeping teams, to do periodic compliance checks, but we cannot ensure that these are consistently performed. We have created policies and standards to respond to issues reported with properties, but some vacation rentals may pose heightened safety risks to individual users because those issues have not been reported to us or because our local operations team

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has not taken the requisite action based on our policies. We rely, in part, on reports of issues from homeowners and guests to investigate and enforce many of our policies and standards. In addition, our policies may not contemplate certain safety risks posed by rental homes or individual homeowners or guests or may not sufficiently address those risks. For example, we have been in the past, and may be in the future, subject to legal claims and potential liability relating to injuries or other damages sustained in connection with guests’ use of recreational items and other amenities on our homeowners’ properties. Though we typically seek to obtain waivers from liabilities associated with guest use of these items, homeowners do not always inform us that such items are present on their properties and, in any event, we cannot guarantee that any waiver we are able to obtain will be found to be enforceable.
We have also faced civil litigation, regulatory investigations, and inquiries involving allegations of, among other things, unsafe or unsuitable rental homes, discriminatory policies, data processing, practices or behavior on and off our platform or by homeowners, guests, and third parties, general misrepresentations regarding the safety or accuracy of offerings on our platform, and other homeowner, guest, or third-party actions that are criminal, violent, inappropriate, dangerous, or fraudulent. While we recognize that we need to continue to build trust and invest in innovations that will support trust when it comes to our policies, tools, and procedures to protect homeowners, guests, and the communities in which our homeowners operate, we may not be successful in doing so. Similarly, listings that are inaccurate, of a lower than expected quality, or that do not comply with our policies may harm guests and public perception of the quality and safety of rental homes on our platform and materially adversely affect our reputation, business, results of operations, and financial condition.
If homeowners, guests, or third parties engage in criminal activity, misconduct, fraudulent, negligent, or inappropriate conduct or use our platform as a conduit for criminal activity, consumers may not consider our platform and the listings on our platform safe, and we may receive negative media coverage, or be subject to involvement in a government investigation concerning such activity, which could adversely impact our brand and reputation, and lower the adoption rate of our platform. For example:
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there have been shootings and other criminal or violent acts on properties booked on our platform, including as a result of unsanctioned house parties;

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there have been undisclosed hidden cameras and claims of invasion of privacy at properties; and

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there have been incidents of homeowners and guests engaging in criminal, fraudulent, or unsafe behavior and other misconduct while using our platform.

The methods used by perpetrators of fraud and other misconduct are complex and constantly evolving, and our trust and security measures have been, and may currently or in the future be, insufficient to detect and help prevent all fraudulent activity and other misconduct. For example, there have been incidents where guests have caused substantial property damage to listings or misrepresented the purpose of their stay and used listings for unauthorized or inappropriate conduct including parties, drug-related activities, or to perpetrate criminal activities.
In addition, certain regions where we operate have higher rates of violent crime or more relaxed safety standards, which can lead to more safety and security incidents, and may adversely impact the adoption of our platform and services in those regions and elsewhere.
If criminal, inappropriate, fraudulent, or other negative incidents continue to occur due to the conduct of homeowners, guests, or third parties, our ability to attract and retain homeowners and guests would be harmed, and our business, results of operations, and financial condition would be materially adversely affected. Such incidents have prompted, and may in the future prompt, stricter regulations or regulatory inquiries into our platform policies and business practices. In the United States and other countries, we have seen listings being used for parties in violation of our policies which have in some cases resulted in neighborhood disruption or violence. Further, claims have been asserted against us from our homeowners, guests, and third parties for compensation due to accidents, injuries, assaults, theft, property damage, privacy and security issues, and other incidents that are caused by other homeowners, guests, or third parties while using our platform. These claims subject us to potentially significant liability and increase our operating costs and could materially adversely affect our business, results of operations, and financial condition. We have obtained third-party insurance, which is subject to certain conditions and exclusions, for claims and losses incurred

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based on incidents related to bookings on our platform. Even where we do have third-party insurance, such insurance may be inadequate to fully cover alleged claims of liability, investigation costs, defense costs, and/or payouts. Even if these claims do not result in liability, we could incur significant time and cost investigating and defending against them. If the quantity or severity of incidents increases, our insurance rates and our financial exposure will grow, which would materially adversely affect our business, results of operations, and financial condition.
Measures that we are taking to improve the trust and safety of our platform may cause us to incur significant expenditures and may not be successful.
We have taken and continue to take measures to improve the trust and safety on our platform, combat fraudulent activities and other misconduct and improve community trust, such as implementing enhanced guest screening procedures and removing homeowners and guests who fail to comply with our policies. These measures are long-term investments in our business and the trust and safety of our community; however, some of these measures increase friction on our platform by increasing the number of steps required to list or book, which reduces homeowner and guest activity on our platform, and could materially adversely affect our business, results of operations, and financial condition. Implementing these trust and safety initiatives, which include, among other things, limited verification of homeowners and listings, restrictions on “party” houses, manual screening of high-risk reservations, restrictions on certain types of bookings, and providing rental home neighbors with the contact information for our local staff, or other initiatives, has caused and will continue to cause us to incur significant ongoing expenses and may result in fewer listings and bookings or reduced homeowner and guest retention, which could materially adversely affect our business, results of operations, and financial condition. As we operate an international platform, the timing and implementation of these measures will vary across geographic regions. We have invested and plan to continue to invest significantly in the trust and safety of our platform and services, but there can be no assurances that these measures will be successful, significantly reduce criminal or fraudulent activity on or off our platform, or be sufficient to protect our reputation in the event of such activity.
In addition, in response to the COVID-19 pandemic, we instituted a number of policies and measures to address the health and safety of guests, homeowners and employees during the COVID-19 pandemic. In particular, we launched enhanced cleaning and safety practices that are intended to help prevent transmission of COVID-19. We provide substantial additional resources and use best practices communicated by the Centers for Disease Control and other public health authorities to drive our cleaning practices. Our employees are trained and expected to follow an enhanced cleaning protocol, checklists, and other written and visual materials. To the extent our employees do not follow these protocols, in addition to potentially putting our guests and homeowners at risk, they also risk damaging our brand and reputation. We have received, and continue to receive, complaints by employees and third parties regarding lack of adherence to our safety protocols by certain employees, such as failure to wear a mask or social distance. To the extent our employees do not comply with our policies and protocols, they expose us to potential financial liability and brand risk. Additionally, homeowners and guests must also agree to follow COVID-19-related safety practices when coming into contact with our employees, such as social distancing. If prospective homeowners or guests disagree with these or any similar safety practices we may implement in the future, they may be less likely to use our platform and services. Furthermore, such policies may not be successful in preventing the transmission of COVID-19. Cases of suspected COVID-19 exposure or infection during Vacasa reservations have been reported to us. If guests or homeowners believe that booking stays or experiences on our platform poses heightened risks for contracting COVID-19 or other diseases, our reputation and business could be materially adversely affected, and it could give rise to legal claims against us.
We rely on traffic to our platform to grow revenue, and if we are unable to drive traffic cost-effectively, it would materially adversely affect our business, results of operations, and financial condition.
We believe that increasing awareness of our brand among potential homeowners and guests is an important aspect of our efforts to increase traffic on our platform and grow our revenue. We rely on brand marketing, performance marketing and other marketing initiatives, as well as a variety of public relations and communications activities, to drive homeowner and guest acquisition and increase awareness regarding our brand. We have invested considerable resources in these efforts to date, and expect to continue to invest

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in sales and marketing activities and personnel as a key component of our growth strategy. Our marketing efforts are expensive and may not be cost-effective or successful. If our competitors spend increasingly more on marketing efforts or are more effective in such efforts, we may not be able to maintain and grow traffic to our platform.
A critical factor in attracting homeowners and guests to our platform is how prominently listings are displayed in response to search queries for key search terms. The success of vacation rentals and the alternative accommodation industry has led to increased costs for relevant keywords as our competitors competitively bid on our keywords. We may not be successful at our efforts to drive traffic growth cost-effectively. If we are not able to effectively increase our traffic growth without increases in spend on performance marketing, we may need to increase our performance marketing spend in the future, including in response to increased spend on performance marketing from our competitors, and our business, results of operations, and financial condition could be materially adversely affected.
The technology that powers much of our performance marketing is increasingly subject to strict regulation, and regulatory or legislative changes could adversely impact the effectiveness of our performance marketing efforts and, as a result, our business. For example, we rely on the placement and use of “cookies” — text files stored on a homeowner’s or guest’s web browser or device — to support tailored marketing to consumers. Many countries have adopted, or are in the process of adopting, regulations governing the use of cookies and similar technologies, and individuals may be required to “opt-in” to the placement of cookies used for purposes of marketing. For example, to the extent we send direct electronic marketing communications to EU/UK residents and/or place cookies on electronic devices used by EU residents within the EU, we may be subject to evolving EU privacy laws on cookies and e-marketing. In the European Union, regulators are increasingly focusing on compliance with requirements in the online behavioral advertising ecosystem, and current national laws that implement the ePrivacy Directive may be replaced by an EU Regulation, known as the ePrivacy Regulation, which will significantly increase fines for non-compliance. In the European Union, informed consent is required for the placement of certain types of cookie on a user’s device. The European General Data Protection Regulation 2016/679 (“GDPR”) also imposes conditions on obtaining valid consent. While the text of the ePrivacy Regulation is still under development, a recent European Court of Justice decision and regulators’ recent guidance are driving increased attention to cookies and tracking technologies under existing law. Regulators and consumer organizations are taking steps to enforce a strict approach to regulatory guidance, and if we are required to changes our practices this could lead to substantial costs, require significant systems changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel, adversely affect our margins, increase costs, and subject us to additional liabilities. Widespread adoption of regulations that significantly restrict our ability to use performance marketing technology could adversely affect our ability to market effectively to current and prospective homeowners and guests, and thus materially adversely affect our business, results of operations, and financial condition.
We focus on unpaid channels such as SEO. SEO involves developing our platform in a way that enables a search engine to rank our platform prominently for search queries for which our platform’s content may be relevant. Changes to search engine algorithms or similar actions are not within our control, and could adversely affect our search-engine rankings and traffic to our platform. We believe that our SEO results have been adversely affected by the launch of Google Travel and Google Vacation Rental Ads, which reduce the prominence of our platform in organic search results for travel-related terms and placement on Google. To the extent that our brand and platform are listed less prominently or fail to appear in search results for any reason, we would need to increase our paid marketing spend which would increase our overall customer acquisition costs and materially adversely affect our business, results of operations, and financial condition. If Google or Apple uses its own mobile operating systems or app distribution channels to favor its own or other preferred travel service offerings, or impose policies that effectively disallow us to continue our full product offerings in those channels, there could be an adverse effect on our ability to engage with homeowners and guests who access our platform via mobile apps or search.
Moreover, as guests increase their booking activity across multiple travel sites or compare offerings across sites, our marketing efficiency and effectiveness is adversely impacted, which could cause us to increase our sales and marketing expenditures in the future, which may not be offset by additional revenue, and could materially adversely affect our business, results of operations, and financial condition. In addition,

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any negative publicity or public complaints, including those that impede our ability to maintain positive brand awareness through our marketing and consumer communications efforts, could harm our reputation and lead to fewer homeowners and guests using our platform, and attempts to replace this traffic through other channels will require us to increase our sales and marketing expenditures.
If we are unable to expand our international operations and manage the risks presented by our business model internationally, our business, results of operations, and financial condition would be materially adversely affected.
We currently operate in a number of international markets and believe that expanding our international operations is a key component of our future growth strategy. Until December 31, 2020, we operated vacation rental property management services in the United States, Canada, South Africa and a number of countries in Europe and Latin America. As of the beginning of 2021 and in part as a result of the business downturn caused by COVID-19, we reduced our international operations by winding down vacation rental operations in Europe, South Africa and several countries in Central and South America. Currently, we provide vacation rental management services domestically in the United States and internationally in Canada, Belize, Mexico and Costa Rica. We also operate offices for design and technology activities in Chile and in New Zealand. As of September 30, 2021, we had approximately 370 employees outside the United States. For the year ended December 31, 2020 and the nine months ended September 30, 2021, approximately 3% and 1% of our revenue, respectively, was generated from vacation rental management activities outside of the United States. As part of our growth strategy, we expect to make investments to expand our international operations in the countries that we are currently operating in. We also anticipate making selective entry into new international markets over time, primarily in Europe and the Americas.
Managing an international organization is difficult, time consuming, and expensive, and requires significant management attention and careful prioritization, and any international expansion efforts that we previously undertook were not deemed entirely successful and future undertakings could also prove unsuccessful. In addition, conducting international operations subjects us to risks, which include:
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operational and compliance challenges caused by distance, language, and cultural differences;

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the cost and resources required to localize our platform and services, which often requires the translation of our platform into foreign languages and adaptation for local practices and regulatory requirements;

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unexpected, more restrictive, differing, and conflicting laws and regulations, including those laws governing Internet activities, short-term and long-term rentals (including those implemented in response to the COVID-19 pandemic), tourism, tenancy, taxes, licensing, payments processing, messaging, marketing activities, registration and/or verification of guests, ownership of intellectual property, content, data collection and privacy, security, data localization, data transfer and government access to personal information, and other activities important to our business;

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uncertainties regarding the interpretation of national and local laws and regulations, uncertainty in the enforceability of legal rights, and uneven application of laws and regulations to businesses, in particular U.S. companies;

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competition with companies that understand local markets better than we do, or that have a local presence and pre-existing relationships with potential homeowners and guests in those markets;

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differing levels of social acceptance of our brand and offerings;

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legal uncertainty regarding our liability for the listings, the services, and content provided by homeowners, guests, and other third parties;

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uncertain resolutions of litigation or regulatory inquiries;

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variations in payment forms for homeowners and guests, increased operational complexity around payments, and inability to offer local payment forms like cash or country-specific digital forms of payment;

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lack of familiarity and the burden of complying with a wide variety of U.S. and foreign laws, legal standards, and regulatory requirements, which are complex, sometimes inconsistent, and subject to unexpected changes;

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potentially adverse tax consequences, including resulting from the complexities of foreign corporate income tax systems, value added tax (“VAT”) regimes, tax withholding rules, lodging taxes, often known as transient or occupancy taxes, hotel taxes, and other indirect taxes, tax collection or remittance obligations, and restrictions on the repatriation of earnings;

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difficulties in managing and staffing international operations, including due to differences in legal, regulatory, and collective bargaining processes;

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fluctuations in currency exchange rates, and in particular, decreases in the value of foreign currencies relative to the U.S. dollar;

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regulations governing the control of local currencies and impacting the ability to collect and remit funds to homeowners in those currencies or to repatriate cash into the United States;

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oversight by foreign government agencies whose approach to privacy or human rights may be inconsistent with that taken in other countries;

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increased financial accounting and reporting burdens, and complexities and difficulties in implementing and maintaining adequate internal controls in an international operating environment;

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political, social, and economic instability abroad, terrorist attacks, and security concerns in general;

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operating in countries that are more prone to crime or have lower safety standards;

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operating in countries that have higher risk of corruption; and

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reduced or varied protection for our intellectual property rights in some countries.

Increased operating expenses, decreased revenue, negative publicity, negative reaction from our homeowners and guests and other stakeholders, or other adverse impacts from any of the above factors or other risks related to our international operations, including if our international expansion efforts are unsuccessful, could materially adversely affect our brand, reputation, business, results of operations, financial condition, and growth prospects.
Our failure to properly manage funds held on behalf of customers could materially adversely affect our business, results of operations, and financial condition.
When a guest books and pays for a stay on our platform, we do not recognize the amount the guest has paid until the stay occurs, at which time we recognize our commission and fees as revenue and (other than in certain locations in which the homeowner is paid upon booking) initiate the process to remit the payment to the homeowner, which occurs monthly following the stay, barring any alterations or cancellations, which may result in funds being returned to the guest. Accordingly, at any given time, we hold on behalf of our homeowners and guests a substantial amount of funds, which are generally held in bank deposit accounts and in U.S. treasury bills and recorded on our consolidated balance sheets as funds receivable and amounts held on behalf of customers. In certain jurisdictions, we are required to either safeguard customer funds in bankruptcy-remote bank accounts, or hold such funds in eligible liquid assets, as defined by the relevant regulators in such jurisdictions, equal to at least 100% of the aggregate amount held on behalf of customers. Our ability to manage and account accurately for the cash underlying our customer funds requires a high level of internal controls. As our business continues to grow and we expand our offerings and tiers, we must continue to strengthen our associated internal controls. Our success requires significant public confidence in our ability to handle large and growing transaction volumes and amounts of customer funds. Any failure to maintain the necessary controls or to manage the assets underlying our customer funds accurately could result in reputational harm, lead customers to discontinue or reduce their use of our platform and services, and result in significant penalties and fines from regulators, each of which could materially adversely affect our business, results of operations, and financial condition.
Because we recognize revenue during the guest stay and not at booking, upticks or downturns in bookings are not immediately reflected in our results of operations.
We experience a difference in timing between when a booking is made and when we recognize revenue, which is at the time of the stay. The effect of significant downturns in bookings in a particular quarter may

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not be fully reflected in our results of operations until future periods because of this timing in revenue recognition. In response to the COVID-19 pandemic, we began issuing future stay credits to guests who chose to cancel within our enhanced cancellation policy. Such future stay credits are recognized as a liability on our consolidated balance sheets. Alternatively, in certain instances, we may offer a refund in lieu of a future stay credit. We account for these refunds as variable consideration, which results in a reduction to revenue.
We track certain operational metrics, which are subject to inherent challenges in measurement, and real or perceived inaccuracies in such metrics may harm our reputation and materially adversely affect our stock price, business, results of operations, and financial condition.
We track certain operational metrics, including metrics such as GBV, Nights Sold and GBV per Night Sold, which may differ from estimates or similar metrics published by third parties due to differences in sources, methodologies, or the assumptions on which we rely. Our internal systems and tools are subject to a number of limitations, and our methodologies for tracking these metrics may change over time, which could result in unexpected changes to our metrics, including the metrics we publicly disclose. If the internal systems and tools we use to track these metrics undercount or overcount performance or contain algorithmic or other technical errors, the data we report may not be accurate. While these numbers are based on what we believe to be reasonable estimates of our metrics for the applicable period of measurement, there are inherent challenges in measuring how our platform is used across populations globally.
The calculation of GBV and Nights Sold requires the ongoing collection of data on new offerings that are added to our platform over time. Our business is complex, and the methodology used to calculate GBV and Nights Sold may require future adjustments to accurately represent the full value of new offerings.
Limitations or errors with respect to how we measure data or with respect to the data that we measure may affect our understanding of certain details of our business, which could affect our long-term strategies. If our operational metrics are not accurate representations of our business, or if investors do not perceive these metrics to be accurate, or if we discover material inaccuracies with respect to these figures, our reputation may be significantly harmed, our stock price could decline, we may be subject to stockholder litigation, and our business, results of operations, and financial condition could be materially adversely affected.
Our efforts to create new offerings and initiatives are costly, and if we are unable to successfully pursue such offerings and initiatives, we may fail to grow, and our business, results of operations, and financial condition would be materially adversely affected.
In order to grow our business, we will need to continue to invest in the development of new offerings and initiatives that differentiate us from our competitors. Developing and delivering new offerings and initiatives increase our expenses and our organizational complexity, and we may experience difficulties in developing and implementing these new offerings and initiatives.
Our new offerings and initiatives have a high degree of risk, as they may involve significant investment and upfront cost to encourage adoption. For example, we have begun investing resources to incorporate smart home technology across our portfolio in order to improve our brand, provide peace of mind for homeowners and elevate the guest experience, and expect to continue to invest significant resources to support these efforts until integration is complete, which we expect to occur in the first half of 2022. There can be no assurance that homeowner demand for smart home technology or other offerings and initiatives we may develop or otherwise introduce from time to time will exist or be sustained at the levels that we anticipate, that we will be able to successfully manage the development and delivery of such offerings and initiatives, or that any of these offerings or initiatives will gain sufficient market acceptance to generate sufficient revenue to offset associated expenses or liabilities. It is also possible that offerings developed by others will render our offerings and initiatives noncompetitive or obsolete. Further, these efforts entail investments in our systems and infrastructure, payments platform, and increased legal and regulatory compliance expenses, could distract management from our core business operations, and will divert capital and other resources from our more established offerings and geographic regions. Even if we are successful in developing new offerings and initiatives, regulatory authorities may subject us or our homeowners and guests to new rules, taxes, or restrictions or more aggressively enforce existing rules, taxes, or restrictions that could increase our expenses or otherwise prevent us from successfully commercializing these initiatives. If we do not realize the

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expected benefits of our investments, we may fail to grow, and our business, results of operations, and financial condition would be materially adversely affected.
We face possible risks associated with natural disasters and the physical effects of climate change, which may include more frequent or severe storms, hurricanes, flooding, rising sea levels, shortages of water, droughts and wildfires, any of which could have a material adverse effect on our business, results of operations, and financial condition.
We are subject to the risks associated with natural disasters and the physical effects of climate change, which may include more frequent or severe storms, hurricanes, flooding, rising sea levels, shortages of water, droughts, and wildfires, any of which could affect our business infrastructure and the rental homes that we manage and, consequently, have a material adverse effect on our business, results of operations, and financial condition. To the extent climate change causes changes in weather patterns, our coastal destinations could experience increases in storm intensity and rising sea-levels causing damage to our homeowners’ properties and result in a reduced number of listings in these areas. Short-term, extreme weather patterns may also make it unsafe or impractical for guests, or employees or contractors providing home care services, to travel to affected locations, which may in turn result in homeowners choosing not to rent their properties during certain times and reduce the overall number of nights available. Climate change may also affect our business by increasing the cost of, or making unavailable, property insurance on terms our homeowners find acceptable in areas most vulnerable to such events, increasing operating costs for our homeowners, including the cost of water or energy, and requiring our homeowners to expend funds as they seek to repair and protect their properties in connection with such events. As a result of the foregoing and other climate-related issues, our homeowners may decide to remove their listings from our platform. If we are unable to provide vacation rentals for booking in certain areas due to climate change, we may lose both homeowners and guests, which could have a material adverse effect on our business, results of operations, and financial condition.
The coverage afforded under our insurance policies may be inadequate for the needs of our business or our third-party insurers may be unable or unwilling to meet our coverage requirements, which could materially adversely affect our business, results of operations, and financial condition.
We use a combination of third-party insurance and self-insurance, to manage the exposures related to our business operations. We support our homeowner community by maintaining a variety of homeowner protection programs, including supplemental homeowner insurance. Our business, results of operations, and financial condition would be materially adversely affected if (i) cost per claim, premiums or the number of claims significantly exceeds our expectations; (ii) we experience a claim in excess of our coverage limits; (iii) our insurance providers become insolvent or otherwise fail to pay on our insurance claims; (iv) we experience a claim for which coverage is not provided; or (v) the number of claims under our deductibles or self-insured retentions differs from historic averages. Our overall spend on insurance has increased as our business has grown and losses from covered claims have increased. Premiums have increased as a result, and we have experienced and expect to continue to experience increased difficulty in obtaining appropriate policy limits and levels of coverage at a reasonable cost and with reasonable terms and conditions. Our costs for obtaining these policies will continue to increase as our business grows and continues to evolve. Furthermore, as our business continues to develop and diversify, we may experience difficulty in obtaining insurance coverage for new and evolving offerings and tiers, which could require us to incur greater costs and materially adversely affect our business, results of operations, and financial condition. Additionally, if we fail to comply with insurance regulatory requirements in the regions where we operate, or other regulations governing insurance coverage, our brand, reputation, business, results of operations, and financial condition could be materially adversely affected.
Owner Protection Insurance
In order to offset our potential exposure related to stays and experiences and to comply with certain short-term rental regulatory requirements, we have procured homeowner protection liability insurance, which is subject to certain terms, conditions, and exclusions, for claims from guests and third parties for bodily injury or property damage arising from bookings of stays through our platform. We and our homeowners are insured parties, and landlords, homeowners or condo-owners associations, and any other similar entities,

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are additional insured parties. Our homeowners also benefit from coverage provided through our distribution partners such as Airbnb, Vrbo and Homeaway when bookings of Vacasa rental homes are made through their platforms.
However, these insurance programs may not provide coverage for certain types of claims, including those relating to contagious diseases such as COVID-19, and may be insufficient to fully cover costs of investigation, costs of defense, and payments or judgments arising from covered claims. In addition, extensive or costly claims could lead to premium increases or difficulty securing coverage, which may result in increased financial exposure and an inability to meet insurance regulatory requirements. Increased claim frequency and severity and increased fraudulent claims could result in greater payouts, premium increases, and/or difficulty securing coverage. Further, disputes with homeowners as to whether an insurance program applies to alleged losses or damages and the increased submission of fraudulent payment requests could require significant time and financial resources.
Corporate Insurance
We procure insurance policies to cover various operations-related risks, including general business liability, workers’ compensation, cyber liability and data breaches, crime, directors’ and officers’ liability, and property insurance. We do not have sufficient coverage for certain catastrophic events, including certain business interruption losses, such as those resulting from the COVID-19 pandemic. Additionally, certain policies may not be available to us and the policies we have and obtain in the future may not be sufficient to cover all of our business exposure.
We are subject to payment-related fraud and an increase in or failure to deal effectively with fraud, fraudulent activities, fictitious transactions, or illegal transactions would materially adversely affect our business, results of operations, and financial condition.
We process a significant volume and dollar value of transactions on a daily basis. We have incurred and will continue to incur losses from claims by homeowners, fraudulent bookings and fraudulent refund requests, and these losses may be substantial. Such instances have and can lead to the reversal of payments received by us for such bookings, referred to as a “chargeback.” For the years ended December 31, 2019 and 2020, total chargeback expense was $1.1 million and $3.1 million, respectively, and for the nine months ended September 30, 2020 and 2021, total chargeback expense was $2.7 million and $2.4 million, respectively. Our ability to detect and combat fraud, which has become increasingly common and sophisticated, could be adversely impacted by the adoption of new payment methods, the emergence and innovation of new technology platforms, including mobile and other devices, and our growth in certain regions, including in regions with a history of elevated fraudulent activity. We expect that technically-knowledgeable criminals will continue to attempt to circumvent our anti-fraud systems. In addition, the payment card networks have rules around acceptable chargeback ratios. If we are unable to effectively identify fraudulent bookings on our platform, combat the use of fraudulent credit cards, or otherwise maintain or lower our current levels of charge-backs, we may be subject to fines and higher transaction fees, processors holding significant reserves against us or be unable to continue to accept card payments because payment card networks have revoked our access to their networks, any of which would materially adversely impact our business, results of operations, and financial condition.
We rely on third-party payment service providers to process payments made by guests and certain payments made to homeowners on our platform. If these third-party payment service providers become unavailable or we are subject to increased fees, our business, results of operations, and financial condition could be materially adversely affected.
We rely on a number of third-party payment service providers, including payment card networks, banks, payment processors, and payment gateways, to link us to payment card and bank clearing networks to process payments made by our guests and to remit payments to homeowners on our platform. We have agreements with these providers, some of whom are the sole providers of their particular service.
If these companies become unwilling or unable to provide these services to us on acceptable terms or at all, our business may be disrupted, we would need to find an alternate payment service provider, and we may not be able to secure similar terms or replace such payment service providers in an acceptable time frame.

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If we are forced to migrate to other third-party payment service providers for any reason, the transition would require significant time and management resources, and may not be as effective, efficient, or well-received by our homeowners and guests. Any of the foregoing could cause us to incur significant losses and, in certain cases, require us to make payments to homeowners out of our funds, which could materially adversely affect our business, results of operations, and financial condition.
In addition, the software and services provided by our third-party payment service providers may fail to meet our expectations, contain errors or vulnerabilities, be compromised, or experience outages. Any of these risks could cause us reputational harm or cause us to lose our ability to accept online payments or other payment transactions or make timely payments to homeowners on our platform, which could make our platform less convenient and desirable to customers and adversely affect our ability to attract and retain homeowners and guests.
Moreover, our agreements with payment service providers may allow these companies, under certain conditions, to hold an amount of our cash as a reserve. They may be entitled to a reserve or suspension of processing services upon the occurrence of specified events, including material adverse changes in our business, results of operations, and financial condition. An imposition of a reserve or suspension of processing services by one or more of our processing companies, could have a material adverse effect on our business, results of operations, and financial condition.
If we fail to invest adequate resources into the payment processing infrastructure on our platform, or if our investment efforts are unsuccessful or unreliable, our payments activities may not function properly or keep pace with competitive offerings, which could adversely impact their usage. Further, our ability to expand our payments activities into additional countries is dependent upon the third-party providers we use to support these activities. As we expand the availability of our payments activities to additional geographic regions or begin to offer new payment methods to our homeowners and guests in the future, we may become subject to additional regulations and compliance requirements, and exposed to heightened fraud risk, which could lead to an increase in our operating expenses.
For certain payment methods, including credit and debit cards, we pay interchange and other fees, and such fees result in significant costs. Payment card network costs have increased, and may continue to increase in the future, the interchange fees and assessments that they charge for each transaction that accesses their networks, and may impose special fees or assessments on any such transaction. Our payment card processors have the right to pass any increases in interchange fees and assessments on to us. Credit card transactions result in higher fees to us than transactions made through debit cards. Any material increase in interchange fees in the United States or other geographic regions, including as a result of changes in interchange fee limitations imposed by law in some geographic regions, or other network fees or assessments, or a shift from payment with debit cards to credit cards could increase our operating costs and materially adversely affect our business, results of operations, and financial condition.
We are subject to payment network rules and any material modification of our payment card acceptance privileges could have a material adverse effect on our business, results of operations, and financial condition.
The loss of our credit and debit card acceptance privileges or the significant modification of the terms under which we obtain card acceptance privileges would significantly limit our business model since a vast majority of our guests pay using credit or debit cards. We are required by our payment processors to comply with payment card network operating rules, including the Payment Card Industry Data Security Standards (the “PCI DSS”). Under the PCI DSS, we are required to adopt and implement internal controls over the use, storage, and transmission of card data to help prevent credit card fraud. If we fail to comply with the rules and regulations adopted by the payment card networks, including the PCI DSS, we would be in breach of our contractual obligations to payment processors and merchant banks. Such failure to comply may damage our relationship with payment card networks, subject us to restrictions, fines, penalties, damages, and civil liability, and could eventually prevent us from processing or accepting payment cards, which would have a material adverse effect on our business, results of operations, and financial condition.
Moreover, the payment card networks could adopt new operating rules or interpret or reinterpret existing rules that we or our payment processors might find difficult or even impossible to comply with, or costly to implement. As a result, we could lose our ability to give consumers the option of using payment cards

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to make their payments or the choice of currency in which they would like their payment card to be charged. Further, there is no guarantee that, even if we comply with the rules and regulations adopted by the payment card networks, we will be able to maintain our payment card acceptance privileges. We also cannot guarantee that our compliance with network rules or the PCI DSS will prevent illegal or improper use of our payments platform or the theft, loss, or misuse of the credit card data of customers or participants, or a security breach. We are also required to submit to periodic audits, self-assessments, and other assessments of our compliance with the PCI DSS. If an audit, self-assessment, or other assessment indicates that we need to take steps to remediate any deficiencies, such remediation efforts may distract our management team and require us to undertake costly and time-consuming remediation efforts, and we could lose our payment card acceptance privileges.
We are also subject to network operating rules and guidelines promulgated by the National Automated Clearing House Association (“NACHA”) relating to payment transactions we process using the Automated Clearing House (“ACH”) Network. Like the payment networks, NACHA may update its operating rules and guidelines at any time, which can require us to take more costly compliance measures or to develop more complex monitoring systems.
Our focus on the long-term best interests of our company and our consideration of all of our stakeholders, including our stockholders, homeowners, guests, employees, the communities in which we operate, and other stakeholders that we may identify from time to time, may conflict with short- or medium-term financial interests and business performance, which may negatively impact the value of our Class A Common Stock.
We believe that focusing on the long-term best interests of our company and our consideration of all of our stakeholders, including our stockholders, homeowners, guests, employees, the communities in which we operate, and other stakeholders we may identify from time to time, is essential to the long-term success of our company and to long-term stockholder value. Therefore, we have made decisions, and may in the future make decisions, that we believe are in the long-term best interests of our company and our stockholders, even if such decisions may negatively impact the short- or medium-term performance of our business, results of operations, and financial condition or the short- or medium-term performance of our Class A Common Stock. Our commitment to pursuing long-term value for the company and its stockholders, potentially at the expense of short- or medium-term performance, may materially adversely affect the trading price of our Class A Common Stock, including by making owning our Class A Common Stock less appealing to investors who are focused on returns over a shorter time horizon. Our decisions and actions in pursuit of long-term success and long-term stockholder value, which may include changes to our platform to enhance the experience of our homeowners, guests, and the communities in which we operate, including by improving the trust and safety of our platform, changes in the manner in which we deliver community support, investing in our relationships with our homeowners, guests, and employees, investing in and introducing new products and services, or changes in our approach to working with local or national jurisdictions on laws and regulations governing our business, may not result in the long-term benefits that we expect, in which case our business, results of operations, and financial condition, as well as the trading price of our Class A Common Stock, could be materially adversely affected.
Any indebtedness we may incur from time to time could adversely affect our ability to raise additional capital to fund operations, limit our ability to react to changes in the economy or our industry and prevent us from meeting our financial obligations.
As described elsewhere in this prospectus under “Management’s Discussion and Analysis of Financial Condition and Results of Operations  — Liquidity and Capital Resources — Revolving Credit Facility,” in October 2021, we entered into a Revolving Credit Facility, which provides for senior secured borrowings in an aggregate principal amount of up to $55.0 million, which amount may be borrowed and repaid from time to time. As of                 , 2021, we did not have any borrowings outstanding under the Revolving Credit Facility.
If we cannot generate sufficient cash flow from operations to service the amounts we borrow under the Revolving Credit Facility, we may need to refinance, dispose of assets or issue equity to obtain necessary funds. We do not know whether we will be able to do any of this on a timely basis, on terms satisfactory to us, or at all. In addition, indebtedness could have important consequences, including but not limited to:

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our ability to obtain additional debt or equity financing for working capital, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes may be limited;

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any cash flows from operations that we use to repay principal and interest on our debt will not be available for other purposes, such as funding our operations, capital expenditures and future business opportunities;

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to the extent our borrowings are at variable rates of interest, we will be exposed to the risk of increased interest rates;

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our ability to adjust to changing market conditions may be limited and may place us at a competitive disadvantage compared to less-leveraged competitors; and

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we may be more vulnerable during a downturn in general economic conditions or in our business.

In addition, the agreement governing our Revolving Credit Facility contains, and any agreements evidencing or governing other future indebtedness may also contain, certain restrictive covenants that limit or otherwise restrict the ability of the borrower and its restricted subsidiaries to, among other things:
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create, incur, assume or permit to exist any debt or liens;

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merge into or consolidate or amalgamate with any other person, or permit any other person to merge into or consolidate with it, or liquidate or dissolve;

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make or hold certain investments;

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sell, transfer, lease, license or otherwise dispose of its assets, including equity interests (and, in the case of restricted subsidiaries, the issuance of additional equity interests);

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pay dividends or make certain other restricted payments;

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substantively alter the character of the business of the Borrower and its restricted subsidiaries, taken as a whole; and

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sell, lease or otherwise transfer any property or assets to, or purchase, lease or otherwise acquire any property or assets from, or otherwise engage in any other transactions with, any of its affiliates.

The agreement governing the Revolving Credit Facility also contains, and any agreements evidencing or governing other future indebtedness may also contain, certain financial covenants and financial reporting and other requirements, as described elsewhere in this prospectus under “Management’s Discussion and Analysis of Financial Condition and Results of Operations  — Liquidity and Capital Resources — Revolving Credit Facility.” Our ability to comply with these covenants and requirements may be affected by events and factors beyond our control. We may not be able to generate sufficient revenue to meet the financial covenant (at such time as we are required to do so) or pay any principal and interest due under the Revolving Credit Facility when required. If we fail to make payments or otherwise experience an event of default thereunder, the lending banks would be permitted to take certain actions, including terminating all outstanding commitments and declaring all amounts to be immediately due and payable. In addition, following the Collateral Trigger Event Date (as defined under “Management’s Discussion and Analysis of Financial Condition and Results of Operations  — Liquidity and Capital Resources — Revolving Credit Facility”), the lenders would have the right to proceed against the collateral granted to them, which includes substantially all of our assets. The occurrence of any of these events could have a material adverse effect on our business, results of operations and financial condition. Furthermore, future working capital, borrowings, or equity financing could be unavailable to repay or refinance amounts borrowed under the Revolving Credit Facility. In the event of a liquidation, our lenders would be repaid all outstanding principal and interest prior to distribution of assets to unsecured creditors, and the holders of our Class A Common Stock would receive a portion of any liquidation proceeds only if all of our creditors, including our lenders, were first repaid in full.
Risks Related to Information Technology, Data Security and Data Privacy
If we fail to comply with federal, state, and foreign laws relating to privacy and data protection, we may face potentially significant liability, negative publicity, an erosion of trust, and increased regulation could materially adversely affect our business, results of operations, and financial condition.
Privacy and data protection laws, rules, and regulations are complex, and their interpretation is rapidly evolving, making implementation and enforcement, and thus compliance requirements, ambiguous, uncertain,

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and potentially inconsistent. Compliance with such laws may require changes to our data collection, use, transfer, disclosure, other processing, and certain other related business practices and may thereby increase compliance costs or have other material adverse effects on our business. As part of homeowner and guest registration and business processes, we may collect and use personal data, such as names, dates of birth, email addresses, phone numbers, and, in some cases, identity verification information (for example, government issued identification or passport information), as well as payment card or other financial information that homeowners and guests provide to us for registration purposes. The laws of many states and countries require businesses, which maintain such personal data to implement reasonable security measures to keep such information secure and otherwise restrict the ways in which such information can be collected, processed, disclosed, transferred and used.
The U.S. government, including Congress, the Federal Trade Commission and the Department of Commerce, has announced that it is reviewing the need for greater regulation for the collection of information concerning consumer behavior on the Internet, including regulation aimed at restricting certain targeted advertising practices. In addition, numerous states have enacted or are in the process of enacting state level data privacy laws and regulations governing the collection, use, and processing of state residents’ personal data. For example, the California Consumer Privacy Act (“CCPA”) took effect on January 1, 2020. The CCPA establishes a new privacy framework for covered businesses such as ours, and may require us to modify our data processing practices and policies and incur compliance related costs and expenses. The CCPA provides new and enhanced data privacy rights to California residents, such as affording consumers the right to access and delete their information and to opt out of certain sharing and sales of personal information. The law also prohibits covered businesses from discriminating against consumers (for example, charging more for services) for exercising any of their CCPA rights. The CCPA imposes potentially severe statutory damages as well as a private right of action for certain data breaches that result in the loss of personal information. This private right of action is expected to increase the likelihood of, and risks associated with, data breach litigation. It remains unclear how various provisions of the CCPA will be interpreted and enforced. In November 2020, California voters passed the California Privacy Rights and Enforcement Act of 2020 (“CPRA”). The CPRA further expands the CCPA with additional data privacy compliance requirements that may impact our business, and establishes a regulatory agency dedicated to enforcing those requirements. Further, on March 2, 2021, Virginia enacted the Virginia Consumer Data Protection Act (“CDPA”), a comprehensive privacy statute that shares similarities with the CCPA and CPRA. Similar laws have been proposed in other states and at the federal level, reflecting a trend toward more stringent privacy legislation in the United States. The effects of the CCPA, CPRA, CDPA, and any enactment of any other similar state or federal laws, are and will continue to be significant and may require us to modify our data processing practices and policies and may thereby increase compliance costs (and our potential liability) or have other material adverse effects on our business.
In the European Union, the GDPR, which became effective on May 25, 2018, has also resulted and may, if we re-enter the EU market, continue to result in significantly greater compliance burdens and costs for companies like ours. As of March 31, 2021, or shortly thereafter, and other than a few resources to assist with wind-down and liquidation, we no longer have any employees, contractors, homeowners, offices, property listings, or financial accounts established in any EU member state, thus we no longer have any “establishment” or “stable arrangement” in the EU. Further, we ceased all direct marketing and advertising campaigns directed at EU audiences, ceased operating all EU top-level domains, stopped offering EU currency and language customization options on our website, and stopped offering all EU member state dedicated addresses and phone numbers that an EU resident could use to contact us. None of our current core business activities offer goods or services to, or monitor the behavior of individuals in the EU. We therefore take the position that we no longer target the EU market. Finally, while we passively collect IP addresses of devices used by individuals in the EU to access our website, we do not use IP addresses to monitor individuals.
To the extent we were subject to GDPR during the period of May 25, 2018 until March 31, 2021, we remain obligated to handle and safeguard all personal data we collected from EU residents during such time in accordance with the GDPR for as long as we retain such personal data. This obligation extends to compliance with laws, rules, and regulations regarding cross-border transfers of personal data. Recent legal developments in Europe have created complexity and uncertainty in this area; for example, on July 16, 2020, the Court of Justice of the European Union (“CJEU”) invalidated the EU-U.S. Privacy Shield Framework (“Privacy Shield”) under which personal data could be transferred from the EEA to the United

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States While the CJEU upheld the adequacy of the standard contractual clauses, it noted that reliance on them alone may not necessarily be sufficient in all circumstances. The European Commission adopted new standard contractual clauses on June 4, 2020. While the previous standard contractual clauses may be relied upon and considered adequate for a transitional period of 18 months, as of December 27, 2022, entities relying on the standard contractual clauses to transfer personal data outside the EEA will need to have the new standard contractual clauses in place. We continue to rely on the standard contractual clauses to transfer personal data outside the EEA, including to the United States. Additionally, in certain circumstances, we rely on derogations provided for by law.
Failure to comply with the GDPR may result in fines of up to 20 million Euros or up to 4% of the annual global revenue of the infringer, whichever is greater. It may also lead to civil litigation, with the risks of damages or injunctive relief, or regulatory orders adversely impacting on the ways in which our business can use personal data. Canada is in the process of passing comparable or other robust data privacy legislation or regulation, which may lead to additional costs and increase our overall risk exposure.
To the extent we send direct electronic marketing communications to EU residents and/or place cookies on electronic devices used by EU residents within the EU, we may also be subject to evolving EU and UK privacy laws on cookies and e-marketing. In the European Union and the United Kingdom, regulators are increasingly focusing on compliance with requirements in the online behavioral advertising ecosystem, and current national laws that implement the ePrivacy Directive are highly likely to be replaced by an EU regulation known as the ePrivacy Regulation which will significantly increase fines for non-compliance. In the European Union and the United Kingdom, informed consent is required for the placement of a cookie or similar technologies on a user’s device and for direct electronic marketing. The GDPR also imposes conditions on obtaining valid consent, such as a prohibition on pre-checked consents and a requirement to ensure separate consents are sought for each type of cookie or similar technology. While the text of the ePrivacy Regulation is still under development, a recent European court decision and regulators’ recent guidance are driving increased attention to cookies and tracking technologies. To the extent we place cookies on electronic devices used by EU residents, we may be required to change our practices, which could lead to substantial costs, require significant systems changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel, adversely affect our margins, increase costs and subject us to additional liabilities.
Further, we are subject to the Payment Card Industry (“PCI”) Data Security Standard, which is a standard designed to protect credit/debit card account data as mandated by payment card industry entities. As a ‘level 2’ vendor, we self-attest to PCI compliance. We perform certain internal compliance activities and also rely on vendors to manage PCI compliance. Despite our compliance efforts, we may become subject to claims that we have violated the PCI Data Security Standard based on past, present, and future business practices. Our actual or perceived failure to comply with the PCI Data Security Standard can subject us to fines, termination of banking relationships, and increased transaction fees.
Various other governments and consumer agencies around the world have also called for new regulation and changes in industry practices and many have enacted different and often contradictory requirements for protecting personal information collected and maintained electronically. Compliance with numerous and contradictory requirements of different jurisdictions is particularly difficult and costly for an online business such as ours, which collects personal information from homeowners, guests, and other individuals in multiple jurisdictions. If any jurisdiction in which we operate adopts news laws or changes its interpretation of its laws, rules, or regulations relating to data residency or localization such that we are unable to comply in a timely manner or at all, we could risk losing our rights to operate in such jurisdictions. While we have invested and continue to invest significant resources to comply with GDPR, CCPA, CPRA, CDPA, and other privacy regulations around the world, many of these regulations expose us to the possibility of material penalties, significant legal liability, changes in how we operate or offer our products, and interruptions or cessation of our ability to operate in key geographic regions, any of which could materially adversely affect our business, results of operations, and financial condition.
Furthermore, to improve trust and safety on our platform, we conduct certain verification procedures aimed at our homeowners, guests, and listings in certain jurisdictions. Such verification procedures may include utilizing public information on the Internet, accessing public databases such as court records, utilizing third-party vendors to analyze host or guest data, or physical inspection. These types of activities may

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expose us to additional compliance requirements, increased compliance costs, and the risk of regulatory enforcement from privacy regulators and civil litigation.
We also conduct certain verification procedures, including background checks, in relation to prospective employees. Such verification procedures include using a third party service provider who acquires information from a variety of sources, such as consumer credit reporting agencies and other providers of public data. The Fair Credit Reporting Act (“FCRA”) applies to consumer credit reporting agencies as well as data furnishers and users of consumer reports, as those terms are defined in the FCRA. The FCRA promotes the accuracy, fairness, and privacy of information in the files of consumer reporting agencies that engage in the practice of assembling or evaluating information relating to consumers for certain specified purposes, including for employment. The FCRA limits the distribution and use of consumer reports, and establishes consumer rights to access and dispute their own credit files, among other rights and obligations. Many states have enacted laws with requirements similar to the federal FCRA. Some of these laws impose additional, or more stringent, requirements than the federal FCRA. Despite our compliance efforts, we may become subject to claims that we have violated the federal FCRA or state equivalents based on past, present, and future business practices. Violation of the FCRA can result in civil and criminal penalties. The U.S. Federal Trade Commission, the Consumer Financial Protection Bureau, and the State Attorneys’ General, acting alone or in cooperation with one another, actively enforce the FCRA. In addition to regulatory risks, verification procedures for prospective employees may not expose all potentially relevant information, and our third party service provider may fail to conduct background checks adequately or disclose information that could be relevant to a determination of eligibility.
When we are required to disclose personal data pursuant to demands from government agencies, including tax authorities, state and city regulators, law enforcement agencies, and intelligence agencies, our homeowners, guests, and privacy regulators could perceive such disclosure as a failure by us to comply with privacy and data protection policies, notices, and laws, which could result in proceedings or actions against us in the same or other jurisdictions. Conversely, if we do not provide the requested information to government agencies due to a disagreement on the interpretation of the law, we are likely to face enforcement action from such government, engage in litigation, face increased regulatory scrutiny, and experience an adverse impact on our relationship with governments or our ability to offer our services within certain jurisdictions. Any of the foregoing could materially adversely affect our brand, reputation, business, results of operations, and financial condition. Our business also increasingly relies on artificial intelligence and automated decision making to improve our services and tailor our interactions with our customers. However, in recent years use of these methods has come under increased regulatory scrutiny. New laws, guidance and/or decisions in this area may limit our ability to use our artificial intelligence models, or require us to make changes to our operations that may decrease our operational efficiency, result in an increase to operating costs and/or hinder our ability to improve our services. For example, there are specific rules on the use of automated decision making under the GDPR that require the existence of automated decision making to be disclosed to the data subject with a meaningful explanation of the logic used in such decision making in certain circumstances, and safeguards must be implemented to safeguard individual rights, including the right to obtain human intervention and to contest any decision. Further, California recently introduced a law requiring disclosure of chatbot functionality.
Any failure or perceived failure by us to comply with privacy and data protection policies, notices, laws, rules, and regulations could result in proceedings or actions against us by individuals, consumer rights groups, government agencies, or others. We could incur significant costs in investigating and defending such claims and, if found liable, pay significant damages or fines or be required to make changes to our business. Further, these proceedings and any subsequent adverse outcomes may subject us to significant negative publicity, and an erosion of trust. If any of these events were to occur, our business, results of operations, and financial condition could be materially adversely affected.
If we or our third-party service providers fail to prevent data security breaches, there may be damage to our brand and reputation, material financial penalties, and legal liability, along with a decline in use of our platform, which would materially adversely affect our business, results of operations, and financial condition.
We are an innovative technology company dependent on sophisticated software applications and computing infrastructure. The security of data when engaging in e-commerce is essential to maintaining

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consumer and travel service provider confidence in our services. There are risks of security breaches both on and off our systems as we increase the types of technology we use to operate our platform, including mobile apps and third-party payment processing providers, and as we collaborate with third parties that may need to process our homeowner or guest data or have access to our infrastructure. The evolution of technology systems introduces ever more complex security risks that are difficult to predict and defend against. An increasing number of companies, including those with significant online operations, have recently disclosed breaches of their security, some of which involved sophisticated tactics and techniques allegedly attributable to criminal enterprises or nation-state actors. These risks are likely to increase as we expand our offerings, integrate our products and services, and store and process more data, including personal information. While we have taken measures to protect the confidentiality, integrity, and availability of our systems and the sensitive, proprietary, and confidential information and to guard against the type of activity that can lead to data breaches. We cannot assure you that every third party and service provider we utilize has taken similar measures or that the measures that we or the third parties and service providers we work with have implemented are sufficient security safeguards or that any implemented measures, including policies and procedures, will always be followed and/or be effective against current or future security threats. In addition, we cannot assure you that any process for vetting the security of service providers will identify all risks to the security or integrity of their systems. Further, the techniques used by bad actors to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and often are unknown until launched against a target. As such, we and our service providers may be unable to anticipate these tactics and techniques or to implement adequate preventative measures.
Certain of our third-party providers provide smart lock hardware and the software to control it in order to secure physical access to many of the properties we manage. We rely on these third-party providers to ensure adequate security measures for these services. Any interruption in the services provided by these third parties could impair our ability to provide guests, owners, and housekeepers/maintenance staff with access to homes, which could result in breaches of contract or loss of business. A security breach or material failure on the part of one of these providers could also result in providing a bad actor with access to one or more of our managed properties, therefore compromising the physical security of such properties. Any such delay or breach may harm our reputation or our ability to retain the confidence of existing homeowners, protect the safety of our guests, or attract new homeowners or guests.
Further, with a large geographically disparate employee base, we are not immune from the possibility of a malicious insider compromising our information systems and infrastructure. This risk has grown in light of the greater adoption of remote work as a response to the COVID-19 pandemic. We also have a distributed community support organization including third-party providers that have access to personal information. We and other companies in our industry (and the service providers that we/they use) have dealt with incidents involving such insiders exfiltrating the personal data of customers, stealing corporate trade secrets and key financial metrics, and illegally diverting funds. No series of measures can fully safeguard against a sufficiently determined and skilled insider threat.
In addition, bad actors have targeted and will continue to target us and our homeowners and guests directly with attempts to breach the security of their email accounts or management systems, such as through phishing attacks where a third party attempts to infiltrate our systems or acquire information by posing as a legitimate inquiry or electronic communication, which are fraudulent identity theft schemes designed to appear as legitimate emails from us or from our homeowners or guests, partners, or vendors or other third parties that we do business with. We have experienced and have seen many instances of our homeowners and guests falling prey to such schemes, which result in accounts being taken over by fraudsters intent on perpetrating fraud. Bad actors have also and may in the future employ other schemes aimed at defrauding us, our homeowners or guests in ways that we may not anticipate or be able to adequately guard against. For example, consumers who use certain of our services provide us with their credit card information. We require usernames and passwords in order to access our information technology systems. We also use encryption and authentication technologies to secure the transmission and storage of data and prevent unauthorized access to our data or accounts. Computer circumvention capabilities, new discoveries or advances or other developments, including our own acts or omissions, could result in a compromise or breach of consumer data. For example, third parties may attempt to fraudulently induce employees, travel partners and other service providers or consumers to disclose user names, passwords or other sensitive information, or to make payments to fraudulent accounts (e.g., we had an incident in January 2021 where funds were sent

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to a fraudulent account, although we have since been reimbursed most of these funds). As such, even if phishing and spamming attacks and other fraud schemes are not carried out through our systems, victims may nevertheless seek recovery from us. In addition, we may not always be able to fully recover any payments made through such fraud. Because of our prominence, we believe that we are a particularly attractive target for such attacks. Though it is difficult to determine what, if any, harm may directly result from any specific scheme or attack, any failure to maintain performance, reliability, security, and availability of our offerings, services, and technical infrastructure to the satisfaction of our homeowners and guests may harm our reputation and our ability to retain existing homeowners and guests and attract new homeowners and guests. The ability of fraudsters to directly target our homeowners and guests with fraudulent communications, or cause an account takeover, exposes us to significant financial fraud risk, including costly litigation, which is difficult to fully mitigate. Such an incident may also require us to involve significant expense and expend material resources to investigate and correct the issue and to prevent recurrence, expose us to legal liabilities, including regulatory enforcement and indemnity obligations, which could have a material adverse effect on our business, financial condition or results of operations.
Generally, our practice is to encrypt certain sensitive data when it is in transit and at rest. However, we do not know whether our current practice will be deemed sufficient under applicable laws or whether new regulatory requirements or techniques used by bad actors might make our current practice insufficient. Moreover, the existence of encryption, in-and-of itself, is not a completely perfect security solution. If there is a breach of our computer systems and we know or suspect that certain personal data has been exfiltrated, accessed, or used inappropriately, we may need to inform the homeowner or guest whose data was stolen, accessed, or used, relevant regulators such as state Attorneys General, and may be subject to enforcement action and significant fines and penalties. Further, under certain regulatory schemes, such as the CCPA, we may be liable for statutory damages on a per breached record basis, irrespective of any actual damages or harm to the individual. This means that in the event of a breach we could face government scrutiny or consumer class actions alleging statutory damages amounting to hundreds of millions, and possibly billions of dollars.
Our information technology infrastructure may be vulnerable to computer viruses or physical or electronic intrusions that our security measures may not detect. We have experienced security incidents in the past, and we may face additional attempted security intrusions in the future. Any circumvention of our security measures could result in the misappropriation of confidential or proprietary information, interrupt our operations, result in financial loss, damage our computers or those of our homeowners and guests, or otherwise cause damage to our reputation and business. Further, the ability to bypass our information security controls could degrade our trust and safety programs, which could expose individuals to a risk of physical harm or violence.
We rely on third-party service providers, including financial institutions, to process some of our data and that of our homeowners and guests, including payment information, and any failure by such third parties to prevent or mitigate security breaches or improper access to, or disclosure of, such information could have adverse consequences for us similar to an incident directly on our systems. We also in the context of acquiring companies sometimes receive transition services from the sellers of such companies and like our other service providers any security related failures by such providers may have similar adverse consequences for us.
We have acquired and will continue to acquire companies that are vulnerable to security breaches, and we are responsible for any security breaches of these newly acquired companies. While we conduct due diligence of these companies, we do not have access to the full operating history of the companies and cannot be certain there have not been security breaches prior to our acquisition. In addition, our diligence may not discover all issues with the security safeguards, policies and procedures of such acquired companies, so we cannot be certain that there will not be a security breach after our acquisition.
Laws in all states and U.S. territories require businesses to notify affected individuals, governmental entities, and/or credit reporting agencies of certain security breaches affecting personal information. Such laws are inconsistent, and compliance in the event of a widespread security breach is complex and costly and may be difficult to implement. Our existing general liability and cyber liability insurance policies may not cover, or may cover only a portion of, any potential claims related to security breaches to which we are exposed or may not be adequate to indemnify us for all or any portion of liabilities that may be imposed. We also

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cannot be certain that our existing insurance coverage will continue to be available on acceptable terms or in amounts sufficient to cover the potentially significant losses that may result from a security breach or that the insurer will not deny coverage of any future claim. Security breaches also could harm our reputation and result in litigation against us. Any of these results could have a material adverse effect on our business, our financial condition or results of operations.
We expend, and expect to continue to expend, significant resources to protect against security related incidents and address problems caused by such incidents. Even if we were to expend more resources, regulators and complainants may not deem our efforts sufficient, and regardless of the expenditure, the risk of security related incidents cannot be fully mitigated. Any actual or alleged security breaches or alleged violations of federal, state, or foreign laws or regulations relating to privacy and data security could result in mandated user notifications, litigation, government investigations, significant fines, and expenditures; divert management’s attention from operations; deter people from using our platform; damage our brand and reputation; force us to cease operations for some length of time; and materially adversely affect our business, results of operations, and financial condition. Defending against claims or litigation based on any security breach or incident, regardless of their merit, will be costly and may cause reputation harm. The successful assertion of one or more large claims against us that exceed available insurance coverage, denial of coverage as to any specific claim, or any change or cessation in our insurance policies and coverages, including premium increases or the imposition of large deductible requirements, could have a material adverse effect on our business, results of operations, and financial condition.
We rely primarily on Amazon Web Services to host and deliver our platform, and on a number of other third-party service providers in connection with other key aspects of our platform and operations, and any interruptions or delays in services from these third parties could impair the delivery of our platform and services, and materially adversely affect our business, results of operations, and financial condition could be materially adversely affected.
We rely primarily on Amazon Web Services (“AWS”) in the United States and abroad to host and deliver our platform. Third parties also provide services to key aspects of our operations, including Internet connections and networking, data storage and processing, trust and safety, security infrastructure, source code management, and software testing and deployment. In addition, we rely on third parties for many aspects of our payments processing platform and a significant portion of our community support operations are conducted by third parties at their facilities. We also rely on third-party services for maps and location data that are core to the functionality of our platform, and we integrate applications, content, and data from third parties to deliver our platform and services.
We do not control the operation, physical security, or data security of any of these third-party providers. Despite our efforts to use commercially reasonable diligence in the selection and retention of such third-party providers, such efforts may be insufficient or inadequate to prevent or remediate such risks. Our third-party providers, including our cloud computing providers and our payment processing partners, may be subject to intrusions, computer viruses, denial-of-service attacks, sabotage, ransomware attacks, acts of vandalism, acts of terrorism, and other misconduct. Our third-party providers are also vulnerable to damage or interruption from power loss, telecommunications failures, fires, floods, earthquakes, hurricanes, tornadoes, and similar events, and they may be subject to financial, legal, regulatory, and labor issues, each of which may impose additional costs or requirements on us or prevent these third parties from providing services to us or our customers on our behalf. In addition, these third parties may breach their agreements with us, disagree with our interpretation of contract terms or applicable laws and regulations, refuse to continue or renew these agreements on commercially reasonable terms or at all, fail to or refuse to process transactions or provide other services adequately, take actions that degrade the functionality of our platform and services, increase prices, impose additional costs or requirements on us or our customers, or give preferential treatment to our competitors. If we are unable to procure alternatives in a timely and efficient manner and on acceptable terms, or at all, we may be subject to business disruptions, losses, or costs to remediate any of these deficiencies. Our systems currently do not provide complete redundancy of data storage or processing, including payment processing. Although we are in the process of developing comprehensive business continuity and disaster recovery plans for all of our operations, there is no guarantee that such plans will be effective. The occurrence of any of the above events could result in homeowners or guests ceasing to use

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our platform, reputational damage, legal or regulatory proceedings, or other adverse consequences, which could materially adversely affect our business, results of operations, and financial condition.
Our platform is highly complex, and any undetected errors could materially adversely affect our business, results of operations, and financial condition.
Our platform is a complex system composed of many interoperating components and software. Our business is dependent upon our ability to prevent system interruption on our platform. Our software, including open source software that is incorporated into our code, may now or in the future contain undetected errors, bugs, or vulnerabilities. Some errors in our software code have not been and may not be discovered until after the code has been released. We have, from time to time, found defects or errors in our system and software limitations that have resulted in, and may discover additional issues in the future that could result in, platform unavailability or system disruption. For example, defects or errors have resulted in and could result in the delay in making payments to homeowners or overpaying or underpaying homeowners, which would impact our cash position and may cause homeowners to lose trust in our payment operations. Any errors, bugs, or vulnerabilities discovered in our code or systems released to production or found in third-party software, including open source software that is incorporated into our code, any misconfigurations of our systems, or any unintended interactions between systems could result in poor system performance, an interruption in the availability of our platform, incorrect payments, negative publicity, damage to our reputation, loss of existing and potential homeowners and guests, loss of revenue, liability for damages, a failure to comply with certain legal or tax reporting obligations, and regulatory inquiries or other proceedings, any of which could materially adversely affect our business, results of operations, and financial condition.
System capacity constraints, system or operational failures, or denial-of-service or other attacks could materially adversely affect our business, results of operations, and financial condition.
Since our founding, we have experienced rapid growth in consumer traffic to our platform. If our systems and network infrastructure cannot be expanded or are not scaled to cope with increased demand or fail to perform, we could experience unanticipated disruptions in service, slower response times, decreased customer satisfaction, and delays in the introduction of new offerings and tiers. It may be particularly difficult for us to manage these issues during the COVID-19 pandemic and the related governmentally mandated shelter at home orders, as a result of which few, if any, of our employees are physically present in our headquarters.
Our corporate headquarters, a significant portion of our research and development activities, and certain other critical business operations are located on the West Coast of the United States. Our systems and operations are vulnerable to damage or interruption from human error, computer viruses, earthquakes, floods, fires, power loss, and similar events. A catastrophic event that results in the destruction or disruption of our headquarters, any third-party cloud facilities, or our critical business or information technology systems could severely affect our ability to conduct normal business operations and result in lengthy interruptions or delays of our platform and services.
Our systems and operations are also subject to break-ins, sabotage, intentional acts of vandalism, terrorism, and similar misconduct from external sources and malicious insiders. Our existing security measures may not be successful in preventing attacks on our systems, and any such attack could cause significant interruptions in our operations. For instance, from time to time, we have experienced denial-of-service attacks on our systems that have made portions of our platform slow or unavailable for periods of time. There are numerous other potential forms of attack, such as phishing, account takeovers, malicious code injections, ransomware, and the attempted use of our platform to launch a denial-of-service attack against another party, each of which could cause significant interruptions in our operations or involve us in legal or regulatory proceedings. Accordingly, reductions in the availability and response time of our online platform could cause loss of substantial business volumes during the occurrence of any such attack on our systems and measures that we may take to divert suspected traffic in the event of such an attack could result in the diversion of bona fide customers. These issues are likely to become more difficult to manage as we expand the number of places where we operate and the variety of services we offer, and as the tools and techniques used in such attacks become more advanced and available. Successful attacks could result in

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negative publicity and damage to our reputation, and could prevent consumers from booking or visiting our platform during the attack, any of which could materially adversely affect our business, results of operations, and financial condition.
In the event of certain system failures, we may not be able to switch to back-up systems immediately and the time to full recovery could be prolonged. We have experienced system failures from time to time, which have not only placed increased burdens on our engineering staff, but these outages can, and have, also created a significant amount of consumer questions and complaints that need to be addressed by our community support team. Any unscheduled interruption in our service could result in an immediate and significant loss of revenue, an increase in community support costs, and harm our reputation, and could result in some consumers switching to our competitors. If we experience frequent or persistent system failures, our brand and reputation could be permanently and significantly harmed, and our business, results of operations, and financial condition could be materially adversely affected. While we have taken and continue to take steps to increase the reliability and redundancy of our systems, these steps are expensive and may not be completely effective in reducing the frequency or duration of unscheduled downtime. We do not carry business interruption insurance sufficient to compensate us for all losses that may occur.
In addition, we use both internally developed systems and third-party systems to operate our platform, including transaction and payment processing, and financial and accounting systems. If the number of consumers using our platform increases substantially, or if critical third-party systems stop operating as designed, we may need to significantly upgrade, expand, or repair our transaction and payment processing systems, financial and accounting systems, and other infrastructure. We may not be able to upgrade our systems and infrastructure to accommodate such conditions in a timely manner, and depending on the systems affected, our transaction and payment processing, and financial and accounting systems could be impacted for a meaningful amount of time, which could materially adversely affect our business, results of operations, and financial condition.
Our business depends on the performance and reliability of the Internet, mobile, telecommunications network operators, and other infrastructures that are not under our control. As consumers increasingly turn to mobile devices, we also become dependent on consumers’ access to the Internet through mobile carriers and their systems. Disruptions in Internet access, whether generally, in a specific region or otherwise, could materially adversely affect our business, results of operations, and financial condition.
The continued proliferation of devices and platforms other than desktop computers creates challenges. If we are unable to operate effectively on these platforms, our business, results of operations, and financial condition could be materially adversely affected.
We anticipate that consumer use of mobile devices and platforms other than desktop computers will continue to grow and that usage of desktop computers will continue to decline, especially in certain regions of the world experiencing the highest rate of Internet adoption. The functionality and user experiences associated with these alternative devices, such as a smaller screen size or lack of a screen, may make the use of our platform through such devices more difficult than through a desktop computer, lower the use of our platform, and make it more difficult for our homeowners to upload content to our platform. In addition, consumer purchasing patterns can differ on alternative devices, and it is uncertain how the continued proliferation of mobile devices will impact the use of our platform and services. Mobile consumers may also be unwilling to download multiple apps from multiple companies providing similar services meaning that such consumers may opt to use one of our competitors’ services instead of ours. As a result, brand recognition and the consumer experience with our mobile app will likely become increasingly important to our business. In addition, these new modalities create opportunities for device or systems companies, such as Amazon, Apple, and Google, to control the interaction with our consumers and disintermediate existing platforms such as ours.
We need to provide solutions for consumers who are limited in the size of the app they can support on their mobile devices and address latency issues in countries with lower bandwidth for both desktop and mobile devices. Because our platform contains data-intensive media, these issues are exacerbated. As new devices, operating systems, and platforms continue to be released, it is difficult to predict the problems we may encounter in adapting our offerings and features to them, and we may need to devote significant resources to the creation, support, and maintenance of our offerings and features.

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Our success will also depend on the interoperability of our offerings with a range of third-party technologies, systems, networks, operating systems, and standards, including iOS and Android; the availability of our mobile apps in app stores and in “super-app” environments; and the creation, maintenance, and development of relationships with key participants in related industries, some of which may also be our competitors. In addition, if accessibility of various apps is limited by executive order or other government actions, the full functionality of devices may not be available to our customers. Moreover, third-party platforms, services and offerings are constantly evolving, and we may not be able to modify our platform to assure its compatibility with those of third parties. If we lose such interoperability, we may experience difficulties or increased costs in integrating our offerings into alternative devices or systems, or manufacturers or operating systems elect not to include our offerings, make changes that degrade the functionality of our offerings, or give preferential treatment to competitive products, the growth of our community and our business, results of operations, and financial condition could be materially adversely affected. This risk may be exacerbated by the frequency with which consumers change or upgrade their devices. In the event consumers choose devices that do not already include or support our platform or do not install our mobile apps when they change or upgrade their devices, our traffic and homeowner and guest engagement may be harmed.
If we are unable to adapt to changes in technology and the evolving demands of homeowners and guests, our business, results of operations, and financial condition could be materially adversely affected.
The industries in which we compete are characterized by rapidly changing technology, evolving industry standards, consolidation, frequent new offering announcements, introductions, and enhancements, and changing consumer demands and preferences. Our future success will depend, in part, on our ability to adapt our platform and services to evolving industry standards and local preferences and to continually innovate and improve the performance, features, and reliability of our platform and services in response to competitive offerings and the evolving demands of homeowners and guests. We believe our future success will also depend on our ability to adapt to emerging technologies such as tokenization, cryptocurrencies, new authentication technologies, such as biometrics, distributed ledger and blockchain technologies, artificial intelligence, virtual and augmented reality, and cloud technologies. As a result, we intend to continue to spend significant resources maintaining, developing, and enhancing our technologies and platform; however, these efforts may be more costly than expected and may not be successful. For example, we may not make the appropriate investments in new technologies, which could materially adversely affect our business, results of operations, and financial condition. Further, technological innovation often results in unintended consequences such as bugs, vulnerabilities, and other system failures. Any such bug, vulnerability, or failure, especially in connection with a significant technical implementation or change, could result in lost business, harm to our brand or reputation, consumer complaints, and other adverse consequences, any of which could materially adversely affect our business, results of operations, and financial condition.
Furthermore, in the future the competitive pressure to innovate could encompass a wider range of services and technologies, including services and technologies that may be outside of our historical core business, and our ability to keep pace may slow. Our current and potential competitors range from large and established companies to emerging start-ups. Emerging start-ups may be able to innovate and focus on developing a particularly new product or service faster than we can or may foresee consumer need for new services or technologies before we do. Some of our larger competitors or potential competitors have more resources or more established or varied relationships with consumers than we have, and they could use these advantages in ways that could affect our competitive position, including by making acquisitions, entering or investing in travel reservation businesses, investing in research and development and competing aggressively for highly-skilled employees.
In addition, the widespread adoption of new internet, networking or telecommunications technologies or other technological changes could require us to incur substantial expenditures to modify or adapt our services or infrastructure to these new technologies, which could adversely affect our results of operations or financial condition. Any failure to implement or adapt to new technologies in a timely manner or at all could adversely affect our ability to compete, increase our consumer acquisition costs or otherwise adversely affect our business, and therefore adversely affect our brand, market share and results of operations.

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If we do not adequately protect our intellectual property and our data, our business, results of operations, and financial condition could be materially adversely affected.
We hold a broad collection of intellectual property rights related to our brand; certain content and design elements on our platform; inventions related to our platform, services, and research and development efforts; an extensive repository of wholly-owned audio and visual assets; marketing and promotional concepts and materials; a collection of editorial content; and certain entertainment-related assets. This includes registered domain names, registered and unregistered trademarks, service marks, copyrights, patents and patent applications, trade secrets, licenses of intellectual property rights of various kinds, and other forms of intellectual property rights in the United States and in a number of countries around the world. In addition, to further protect our proprietary rights, from time to time, we have purchased trademarks, domain name registrations, patents, copyrights, and other intellectual property from third parties. In the future we may acquire or license additional patents or patent portfolios, or other intellectual property assets and rights, from third parties, which could require significant cash expenditures.
We rely on a combination of trademark, patent, copyright, and trade secret laws, international treaties, our terms of service, other contractual provisions, user policies, restrictions on disclosure, technological measures, and confidentiality and inventions assignment agreements with our employees and consultants to protect our intellectual property assets from infringement and misappropriation. Our pending and future trademark, patent, domain name and copyright applications may not be approved.
We also rely on unpatented proprietary technology. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our technology or obtain and use information that we regard as proprietary. It is possible that others will independently develop the same or similar technology or otherwise obtain access to our unpatented technology. To protect our trade secrets and other proprietary information, we require employees, consultants, and independent contractors to enter into confidentiality agreements. However, such agreements may not be enforceable in full or in part in all jurisdictions and any breach could have a negative effect on our business and our remedy for such breach may be limited. The contractual provisions that we enter into may not prevent unauthorized use or disclosure of our proprietary technology or intellectual property rights and may not provide an adequate remedy in the event of unauthorized use or disclosure of our proprietary technology or intellectual property rights. As such, we cannot guarantee that the steps taken by us will prevent misappropriation of our technology. We cannot assure you that these agreements will provide meaningful protection for our trade secrets, know-how, or other proprietary information in the event of any unauthorized use, misappropriation, or disclosure of such trade secrets, know-how, or other proprietary information. If we are unable to maintain the proprietary nature of our technologies, our business would be materially adversely affected.
Furthermore, effective intellectual property protection may not be available in every country in which we operate or intend to operate our business. As such, there can be no assurance that others will not offer technologies, products, services, features, or concepts that are substantially similar to ours and compete with our business, or copy or otherwise obtain, disclose and/or use our brand, content, design elements, creative, editorial, and entertainment assets, or other proprietary information without authorization.
We may be unable to prevent third parties from seeking to register, acquire, or otherwise obtain trademarks, service marks, domain names, or social media handles that are similar to, infringe upon or diminish the value of our trademarks, service marks, copyrights, and our other proprietary rights. Third parties have also obtained or misappropriated certain of our data through website scraping, robots, aggregate our data for their internal use, or to feature or provide our data through their respective websites, and/or launch businesses monetizing this data. While we routinely employ technological and legal measures in an attempt to divert, halt, or mitigate such operations, we may not always be able to detect or halt the underlying activities as technologies used to accomplish these operations continue to rapidly evolve.
Our intellectual property assets and rights are essential to our business. If the protection of our proprietary rights and data is inadequate to prevent unauthorized infringement, use, violation or misappropriation by third parties, the value of our brand and other intangible assets may be diminished and competitors may be able to more effectively mimic our branding technologies, offerings, or features or methods of operations. Even if we do detect infringements, violations or misappropriations and decide to enforce our rights, litigation may be necessary to enforce our rights, and any enforcement efforts we

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undertake could be time-consuming and expensive, could divert our management’s attention, and may result in a court determining that certain of our intellectual property rights are unenforceable. If we fail to protect our intellectual property and data in a cost-effective and meaningful manner, our competitive standing could be harmed; our homeowners, guests, other consumers, and corporate and community partners could devalue the content of our platform; and our brand, reputation, business, results of operations, and financial condition could be materially adversely affected.
We have been, and may in the future be, subject to claims that we or others violated certain third-party intellectual property rights, which, even where meritless, can be costly to defend and could materially adversely affect our business, results of operations, and financial condition.
Companies in technology industries own large numbers of patents, copyrights, trademarks and trade secrets, as well as domain names, and frequently enter into litigation based on allegations of infringement, misappropriation or other violations of intellectual property rights. The Internet and technology industries are characterized by significant creation and protection of intellectual property rights and by frequent litigation based on allegations of infringement, misappropriation, or other violations of such intellectual property rights. There may be intellectual property rights held by others, including issued or pending patents, trademarks, domain names and copyrights, and applications of the foregoing, that they allege cover significant aspects of our platform, technologies, content, branding, or business methods. Moreover, companies in the Internet and technology industries are frequent targets of practicing and non-practicing entities and cyber-squatters seeking to profit from royalties in connection with grants of licenses. Like many other companies in the Internet and technology industries, we sometimes enter into agreements which include indemnification provisions related to intellectual property which can subject us to costs and damages in the event of a claim against an indemnified third party.
We have received in the past, and may receive in the future, communications from third parties, including practicing and non-practicing entities, claiming that we have infringed, misused, or otherwise misappropriated their intellectual property rights, including alleged patent infringement. Additionally, we have been, and may in the future be, involved in claims, suits, regulatory proceedings, and other proceedings involving alleged infringement, misuse, or misappropriation of third-party intellectual property rights, or relating to our intellectual property holdings and rights. While a number of the infringement claims raised against us have been based on our use or implementation of third-party technologies for which those third parties have been required to defend against the claims on our behalf and indemnify us from liability, intellectual property claims against us, regardless of merit, could be time consuming and expensive to litigate or settle and could divert our management’s attention and other resources. See the section titled “Information About the Company — Legal Proceedings” for additional information.
Claims involving intellectual property could subject us to significant liability for damages and could result in our having to stop using certain technologies, content, branding, domain names or business methods found to be in violation of another party’s rights. We might be required or may opt to seek a license for rights to intellectual property held by others, which may not be available on commercially reasonable terms, or at all. Even if a license is available, we could be required to pay significant royalties, which would increase our operating expenses. We may also be required to develop alternative non-infringing technology, content, branding, business methods, or practices. The development of alternative non-infringing technology or practices could require significant effort and expense and make us less competitive, or may not be technically feasible. Any of these results could materially adversely affect our ability to compete and our business, results of operations, and financial condition.
Furthermore, we may introduce new offerings or changes to existing offerings or make other business changes, including in areas where we currently do not compete, which could increase our exposure to patent, copyright, trademark, and other intellectual property rights claims from competitors, other practicing entities, and non-practicing entities. Similarly, our exposure to risks associated with various intellectual property claims may increase as a result of acquisitions of other companies. Third parties may make infringement and similar or related claims after we have acquired a company or technology that had not been asserted prior to the acquisition. As a result, our business, results of operations, and financial condition could be materially and adversely affected as a result of the occurrence of any of the foregoing.

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Our use of “open source” software could adversely affect our ability to offer our platform and services and subject us to costly litigation and other disputes.
We have in the past incorporated and may in the future incorporate “open source” software into our codebase as we continue to develop our platform and services. Certain open source software licenses require a user who intends to distribute the open source software as a component of the user’s software to disclose publicly part or all of the source code to the user’s software. The use and distribution of open source software may entail greater risks than the use of third-party commercial software, as open source licensors generally do not provide warranties or other contractual protections regarding infringement claims or the quality of the code. Open source software is generally licensed by its authors or other third parties under open source licenses. Some of these licenses (often called “copyleft” or “viral” licenses) contain requirements that could cause us to make available the source code of the modifications or derivative works that we create based upon the licensed open source software, and require that we license such modifications or derivative works under the terms of a particular open source license granting third parties certain rights of further use. By the terms of such open source licenses, we could also be required to release the source code of our proprietary products or services, and to make our proprietary products or services available under open source licenses, if we combine and/or distribute our proprietary software with such open source software in a manner that triggers the obligation of the license. In addition to using open source software, we also license to others some of our software through open source projects. If our own software contains viral or copyleft open source code, it could require us to make the source code publicly available, and therefore can limit our ability to protect our intellectual property rights with respect to that software. From time to time, companies that use open source software have faced claims challenging the use of open source software or compliance with open source license terms. Furthermore, there is an increasing number of open-source software license types, almost none of which have been tested in a court of law, resulting in a dearth of guidance regarding the proper legal interpretation of such licenses. As such, we could be subject to suits by parties claiming ownership of what we believe to be open source software or claiming noncompliance with open source licensing terms, including claims for infringement of intellectual property rights or for breach of contract. If we receive an allegation that we have violated an open source license, we may incur significant legal expenses, be subject to damages, be required to redesign our product to remove the open source software or may be required to publicly release certain portions of our proprietary source code, all of which could have a material impact on our business. Even in the absence of a claim, if we discover the use of open source software inconsistent with our practices, we could expend significant time and resources to replace the open source software or obtain a commercial license, if available. All of these risks are heightened by the fact that the ownership of or disclosure requirements regarding open source software can be uncertain, leading to litigation, and many of the licenses applicable to open source software have not been interpreted by courts, and these licenses could be construed to impose unanticipated conditions or restrictions on our ability to commercialize our products. Any use of open source software inconsistent with our policies or licensing terms could harm our business and financial position.
While we employ practices designed to monitor our compliance with the licenses of third-party open source software and protect our proprietary source code, there is a risk that we may incorporate open source software with unfavorable licensing terms, including the obligation to make our source code available for others to use or modify without compensation to us, or inadvertently use open source software, which is fairly common in software development in the Internet and technology industries. Such inadvertent use of open source software could expose us to claims of non-compliance with the applicable terms of the underlying licenses, which could lead to unforeseen business disruptions, including being restricted from offering parts of our product that incorporate the software, being required to publicly release proprietary source code, being required to re-engineer parts of our code base to comply with license terms, or being required to extract the open source software at issue. Our exposure to these risks may be increased as a result of evolving our core source code base, introducing new offerings, integrating acquired-company technologies, or making other business changes, including in areas where we do not currently compete. Any of the foregoing could adversely impact the value or enforceability of our intellectual property, and materially adversely affect our business, results of operations, and financial condition.

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Risks Related to Other Legal, Regulatory and Tax Matters
Laws, regulations, and rules that affect the short-term rental business have limited and may continue to limit the ability or willingness of homeowners to rent through Vacasa and expose our homeowners or us to significant penalties, which have had and could continue to have a material adverse effect on our business, results of operations, and financial condition.
There have been and continue to be legal and regulatory developments that affect the short-term rental business. Hotels and groups affiliated with hotels have engaged and will likely continue to engage in various lobbying and political efforts for stricter regulations governing our business model in both local and national jurisdictions. Other private groups, such as homeowners, landlords, and condominium and neighborhood associations, have adopted contracts or regulations that purport to ban or otherwise restrict short-term rentals, and third-party lease agreements between landlords and tenants, home insurance policies, and mortgages may prevent or restrict the ability of homeowners to list their spaces. These groups and others cite concerns around affordable housing and over-tourism in major cities, and some state and local governments have implemented or considered implementing rules, ordinances, or regulations governing the short-term rental of properties. Such regulations include ordinances that restrict or ban homeowners from short-term rentals, set annual caps on the number of days homeowners can share their homes, require homeowners to register with the municipality or city, or require homeowners to obtain permission before offering short-term rentals. In addition, some jurisdictions regard short-term rental as “hotel use” and claim that such use constitutes a conversion of a residential property to a commercial property requiring a permitting process.
Macroeconomic pressures and public policy concerns could continue to lead to new laws and regulations, or interpretations of existing laws and regulations, that limit the ability of homeowners to share their spaces. If laws, regulations, rules, or agreements significantly restrict or discourage homeowners in certain jurisdictions from sharing their properties, it would have a material adverse effect on our business, results of operations, and financial condition.
While a number of cities and countries have implemented legislation to address short-term rentals, there are many others that are not yet explicitly addressing or enforcing short-term rental laws, and could follow suit and enact regulations. A discussion of short-term rental regulations in certain of our key markets is included in “Information About the Company — Regulatory Landscape — Short-Term Regulatory Considerations in the Markets in which we Operate.” New laws, regulations, government policies, or changes in their interpretations in the markets where we operate could present significant challenges and uncertainties. In the event of any such changes, pre-existing bookings may not be honored and current and future rental listings and bookings could decline significantly, and our relationship with our homeowners and guests could be negatively impacted, which would have a materially adverse effect on our business, results of operations, financial condition and reputation.
Certain jurisdictions have adopted laws and regulations that seek to impose lodging taxes, often known as transient or occupancy taxes, on our guests, collection and remittance obligations on our homeowners and/or us, and withholding obligations on us, as more fully described in our risk factor titled “— Uncertainty in the application of taxes to our homeowners, guests, or platform could increase our tax liabilities and may discourage homeowners and guests from conducting business on our platform.” In addition, we are subject to regulations with respect to short-term rentals, owner registration, licensing, and other requirements for the listing of accommodations, such as real estate broker or agent licenses and travel agency licenses in some jurisdictions. We could be held liable and incur significant financial and potential criminal penalties if we are found to have violated any of these regulations.
We have historically not taken an active role in advocacy but we may in the future determine that it is necessary for us to defend against the application of laws and regulations that limit our ability to do business and we cannot guarantee we would be successful in those efforts. Further, if we or our homeowners and guests were required to comply with laws and regulations, government requests, or agreements with government agencies that adversely impact our relations with homeowners and guests, our business, results of operations, and financial condition would be materially adversely affected. Moreover, if we enter an agreement with a government or governmental agency to resolve a dispute, the terms of such agreement

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will likely be publicly available and could create a precedent that may put us in a weaker bargaining position in future disputes with other governments.
We are subject to a wide variety of complex, evolving, and sometimes inconsistent and ambiguous laws and regulations that may adversely impact our operations and discourage homeowners and guests from using our services, and that could cause us to incur significant liabilities including fines and criminal penalties, which could have a material adverse effect on our business, results of operations, and financial condition.
Complying with the laws and regulations of different jurisdictions that impose varying standards and requirements is burdensome for businesses like ours, imposes added cost, increases potential liability to our business, and makes it more difficult to realize business efficiencies and economies of scale. For example, we incur significant operational costs to comply with requirements of jurisdictions and cities that have disparate requirements around tax collection, tax reporting, owner registration, limits on lengths of stays, and other regulations, each of which require us to dedicate significant resources to provide the infrastructure and tools needed on and outside our platform for our homeowners to meet these legal requirements and for us to fulfill any obligations we may have. The complexity of our services and changes required to comply with the large number of disparate and constantly evolving requirements can lead to compliance gaps if our internal resources cannot keep up with the pace of regulatory change and new requirements imposed on our platform, or if our platform does not work as intended or has errors or bugs, or if the manual processes we put in place to comply with certain requirements are not followed properly.
While we endeavor to monitor the changing legal landscape relating to short term rentals, it may be difficult or impossible for us to investigate or evaluate laws or regulations in all cities, countries, and regions in which we do business. The application of existing laws and regulations to our business and platform can be unclear, may be difficult for homeowners, guests, and us to understand and apply, and are subject to change, as governments or government agencies seek to apply legacy systems of laws or adopt new laws to new online business models in the travel and accommodations industries, including ours. Uncertain and unclear application of such laws and regulations to homeowner and guest activity and our platform could cause and has caused some homeowners and guests to leave or choose not to use our platform, reduce supply and demand for our platform and services, increase the costs of compliance with such laws and regulations, and increase the threat of litigation or enforcement actions related to our platform, all of which would materially adversely affect our business, results of operations, and financial condition. See also our risk factor titled “— We could face liability for information or content on or accessible through our platform.”
There are laws that apply to us, and there are laws that apply to our homeowners and/or guests. While we require our homeowners and guests to comply with their own independent legal obligations under our terms of service and contracts, we have limited means of enforcing or ensuring the compliance of our homeowners and guests with all applicable legal requirements. Certain governments have attempted, and may attempt in the future, to hold us responsible for laws that apply to our homeowners and/or guests. Whether applicable to us, our homeowners, and/or our guests, the related consequences arising out of such laws and regulations, including penalties for violations of and costs to maintain compliance with such laws and regulations, have had and could continue to have a material adverse effect on our reputation, business, results of operations, and financial condition.
We take certain measures to comply, and to help homeowners comply with laws and regulations, such as requiring registration numbers to be displayed on a listing profile for listings in some jurisdictions where such registration is required. These measures, changes to them, and any future measures we adopt could increase friction on our platform, and reduce the number of listings available on our platform from homeowners and bookings by guests, and could reduce the activity of homeowners and guests on our platform. We may be subject to additional laws and regulations which could require significant changes to our platform that discourage homeowners and guests from using our platform.
In addition to laws and regulations directly applicable to the short-term rental business as discussed in our risk factor titled “— Laws, regulations, and rules that affect the short-term rental business have limited and may continue to limit the ability or willingness of homeowners to rent their homes with us through our platform and expose our homeowners or us to significant penalties, which could have a material adverse effect on our business, results of operations, and financial condition,” we are subject to laws and regulations governing our business practices, the Internet, e-commerce, and electronic devices, including those relating to taxation,

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privacy, data protection, pricing, content, advertising, discrimination, consumer protection, protection of minors, copyrights, distribution, messaging, mobile communications, electronic device certification, electronic waste, electronic contracts, communications, Internet access, competition, and unfair commercial practices. We are also subject to laws and regulations governing the provision of online payment services, the design and operation of our platform, and the operations, characteristics, and quality of our platform and services.
We are also subject to federal, state, local, and foreign laws regulating employment, employee working conditions, including wage and hour laws, employment dispute and employee bargaining processes, collective and representative actions, and other employment compliance requirements.
As a result of the COVID-19 pandemic, many jurisdictions have also adopted laws, rules, regulations, and/or decrees intended to address the COVID-19 pandemic, including implementing travel restrictions or restricting access to city centers or limiting accommodation offerings in surrounding areas. In addition, many jurisdictions have limited social mobility and gatherings. As the COVID-19 pandemic continues, governments, corporations, and other authorities may continue to implement restrictions or policies that could further restrict the ability of our homeowners and guests to participate on our platform.
There is increased governmental interest in regulating technology companies in a number of areas including privacy, tax, data localization and data access, algorithm-based discrimination, and competition. In addition, climate change and greater emphasis on sustainability could lead to regulatory efforts to address the carbon impact of housing and travel. As a result, governments may enact new laws and regulations and/or view matters or interpret laws and regulations differently than they have in the past, and in a manner that could materially adversely affect our business, results of operations, and financial condition.
Any new or existing laws and regulations applicable to existing or future business areas, including amendments to or repeal of existing laws and regulations, or new interpretations, applications, or enforcement of existing laws and regulations, could expose us to substantial liability, including significant expenses necessary to comply with such laws and regulations, and materially adversely impact bookings on our platform, thereby materially adversely affecting our business, results of operations, and financial condition. Our efforts to influence legislative and regulatory proposals have an uncertain chance of success, could be limited by laws regulating lobbying or advocacy activity in certain jurisdictions, and even if successful, could be expensive and time consuming, and could divert the attention of management from our core business operations.
We rely on a mix of independent contractors and employees to provide operational services to us, and any potential reclassification of independent contractors as deemed employees could adversely affect our business, results of operations and financial condition.
We rely on a mix of independent contractors and employees to provide operational services to our business. The state of the law regarding independent contractor status varies from jurisdiction to jurisdiction and is subject to change based on court decisions and regulation. Regulatory authorities and other parties have increasingly asserted within several industries that certain independent contractors should be classified as employees. As a result, there is significant uncertainty regarding the future of the worker classification regulatory landscape. It is possible that legislative, judicial and regulatory (including tax) authorities may introduce proposals or assert interpretations of existing rules and regulations that would change the classification of a significant number of independent contractors doing business with us from independent contractor to employee. In addition, we could also be involved in lawsuits and claims that assert that certain independent contractors should be classified as our employees. Adverse determinations regarding the status of any of our independent contractors, or the enactment of rules and regulations (or changes in the interpretations of existing rules and regulations) that lead the reclassification of such independent contractors as employees, would result in a significant increase in employment-related costs, such as wages benefits and taxes, and may subject us to potential penalties, any of which would adversely affect our business, results of operations and financial condition.
We are subject to regulatory inquiries, litigation, and other disputes from time to time which have in the past materially adversely affected, and may in the future materially adversely affect, our business, results of operations, and financial condition.
We have been, and expect to continue to be, a party to various legal and regulatory claims, litigation or pre-litigation disputes, and proceedings arising in the normal course of business. The number and significance

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of these claims, disputes, and proceedings have increased as our company has grown larger, the number of bookings has increased, awareness of our brand has grown, our presence on well-known platforms has increased, and the scope and complexity of our business have expanded, and we expect the number and significance of these claims, disputes and proceedings will continue to increase in the future.
We have been, and expect to continue to be, subject to various government inquiries, investigations, and proceedings related to legal and regulatory requirements such as compliance with laws related to short-term rentals, tax, consumer protection, pricing, advertising, discrimination, data protection, data sharing, payment processing, privacy, and competition. In many cases, these inquiries, investigations, and proceedings can be complex, time consuming, costly to investigate, and require significant company and also management attention. For certain matters, we are implementing recommended changes to our products, operations, and compliance practices and removal of noncompliant listings. We are unable to predict the outcomes and implications of such inquiries, investigations, and proceedings on our business, and such inquiries, investigations, and proceedings could result in large fines and penalties, require changes to our products and operations, and materially adversely affect our brand, reputation, business, results of operations, and financial condition. In some instances, applicable laws and regulations do not yet exist or are being adapted and implemented to address certain aspects of our business, and such adoption or change in their interpretation could further alter or impact our business and subject us to future government inquiries, investigations, and proceedings.
Legal claims have been asserted against us for alleged discriminatory conduct undertaken by homeowners against certain guests (such as those with service animals), and for our own platform policies or business practices. Changes to the interpretation of the applicability of fair housing, civil rights or other statutes to our business or the conduct of our users could materially adversely impact our business, results of operations, and financial condition. We may also become more vulnerable to third-party claims as U.S. laws such as the Digital Millennium Copyright Act (“DMCA”) and the Stored Communications Act, and non-U.S. laws such as the European E-Commerce Directive, are interpreted by the courts or otherwise modified or amended, as our platform and services to our homeowners and guests continue to expand, and as we expand geographically into jurisdictions where the underlying laws with respect to the potential liability of online intermediaries such as ourselves are either unclear or less favorable.
In addition, we face claims and litigation relating to fatalities, shootings, other violent acts, illness (including COVID-19), cancellations and refunds, personal injuries, property damage, carbon monoxide incidents, and privacy violations that occurred at listings or experiences during a booking made on our platform. We also have faced putative class action litigation and government inquiries, and could face additional litigation and government inquiries and fines relating to our business practices, cancellations and other consequences due to natural disasters or other unforeseen events beyond our control such as wars, regional hostilities, health concerns, including epidemics and pandemics such as COVID-19, or law enforcement demands and other regulatory actions.
In addition, in the ordinary course of business, disputes may arise because we are alleged to have infringed third parties’ intellectual property or in which we agree to provide indemnification to third parties with respect to certain matters, including losses arising from our breach of such agreements or from intellectual property infringement claims, or where we make other contractual commitments to third parties. We also have indemnification agreements with certain of our directors and executive officers that require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers. We may be subject to litigation stemming from these obligations.
Adverse results in any regulatory inquiry, litigation, legal proceedings, or claims may include awards of potentially significant monetary damages, including statutory damages for certain causes of action in certain jurisdictions, penalties, fines, injunctive relief, royalty or licensing agreements, or orders preventing us from offering certain services. Moreover, many regulatory inquiries, litigation, legal proceedings, or claims are resolved by settlements that can include both monetary and nonmonetary components. Adverse results or settlements may result in changes in our business practices in significant ways, increased operating and compliance costs, and a loss of revenue. In addition, any litigation or pre-litigation claims against us, whether or not meritorious, are time consuming, require substantial expense, and result in the diversion of significant operational resources. We use various software platforms that in some instances have limited functionality which may impede our ability to fully retrieve records in the context of a governmental

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inquiry or litigation. In addition, our insurance may not cover all potential claims to which we are exposed and may not be adequate to indemnify us for all liability that may be imposed. As we continue to grow, regulatory inquiries, litigation, legal proceedings, and other claims will continue to consume significant company resources and adverse results in future matters could materially adversely affect our business, results of operations, and financial condition.
We could face liability for information or content that is on, or accessible through, our platform.
We could face claims relating to information or content that is published or made available on our platform. We generally manage the content that is posted on our site as part of our property management services. As such, we are exposed to potential claims of defamation, disparagement, negligence, warranty, personal harm, intellectual property infringement, and other alleged damages that could be asserted against us, in addition to our homeowners and guests.
While we rely on a variety of statutory and common-law frameworks and defenses, including those provided by the DMCA and the fair-use doctrine in the United States, differences among statutes, limitations on immunity, requirements to maintain immunity, and moderation efforts in the many jurisdictions in which we operate may affect our ability to rely on these frameworks and defenses, or may create uncertainty regarding liability for information or content on our platform. Moreover, regulators in the United States and in other countries may introduce new regulatory regimes that increase potential liability for information or content available on our platform.
Because liability often flows from information or content on our platform and/or services accessed through our platform, as we continue to expand our offerings, tiers, and scope of business, both in terms of the range of offerings and services and geographical operations, we may face or become subject to additional or different laws and regulations. Our potential liability for information or content created by third parties and posted to our platform could require us to implement additional measures to reduce our exposure to such liability, may require us to expend significant resources, may limit the desirability of our platform to homeowners and guests, may cause damage to our brand and reputation, and may cause us to incur time and costs defending such claims in litigation, thereby materially adversely affecting our business, results of operations, and financial condition.
In the European Union, the Consumer Rights Directive and the Unfair Commercial Practices Directive harmonized consumer rights across the EU member states. If consumer protection regulators find that we are in breach of consumer protection laws, we may be fined or required to change our terms and processes, which may result in increased operational costs. Consumers and certain consumer protection associations may also bring individual claims against us if they believe that our terms and/or business practices are not in compliance with local consumer protection laws. Currently, class actions may also be brought in certain countries in the European Union, and the Collective Redress Directive will extend the right to collective redress across the European Union.
We are subject to governmental economic and trade sanctions laws and regulations that limit the scope of our offering. Additionally, failure to comply with applicable economic and trade sanctions laws and regulations could subject us to liability and negatively affect our business, results of operations and financial condition.
We are required to comply with economic and trade sanctions administered by governments where we operate, including the U.S. government (including without limitation regulations administered and enforced by OFAC and the U.S. Department of State). These economic and trade sanctions prohibit or restrict transactions to or from or dealings with certain specified countries, regions, their governments and, in certain circumstances, their nationals, and with individuals and entities that are specially-designated, such as individuals and entities included on OFAC’s List of Specially Designated Nationals (“SDN List”) or other sanctions measures. Any future economic and trade sanctions imposed in jurisdictions where we have significant business could materially adversely impact our business, results of operations, and financial condition. Our ability to track and verify transactions and otherwise comply with these regulations require a high level of internal controls, and we cannot guarantee that we have not engaged in dealings with persons sanctioned under applicable sanctions laws. Any non-compliance with economic and trade sanctions laws and regulations or related investigations could result in claims or actions against us and materially adversely

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affect our business, results of operations, and financial condition. As our business continues to grow and regulations change, we may be required to make additional investments in our internal controls or modify our business.
We have operations in countries known to experience high levels of corruption and any violation of anti-corruption laws could subject us to penalties and other adverse consequences.
We are subject to the U.S. Foreign Corrupt Practices Act (“FCPA”) and other laws in the United States and elsewhere that prohibit improper payments or offers of payments to foreign governments and their officials, political parties, state-owned or controlled enterprises, and/or private entities and individuals for the purpose of obtaining or retaining business. We have operations in and deal with countries known to experience corruption. Our activities in these countries create the risk of unauthorized payments or offers of payments by one of our employees, contractors, agents, or users that could be in violation of various laws, including the FCPA and anti-bribery laws in these countries. We have implemented policies, procedures, systems, and controls designed to ensure compliance with applicable laws and to discourage corrupt practices by our employees, consultants, and agents, and to identify and address potentially impermissible transactions under such laws and regulations; however, our existing and future safeguards, including training and compliance programs to discourage corrupt practices by such parties, may not prove effective, and we cannot ensure that all such parties, including those that may be based in or from countries where practices that violate U.S. or other laws may be customary, will not take actions in violation of our policies, for which we may be ultimately responsible. Additional compliance requirements may require us to revise or expand our compliance programs, including the procedures we use to monitor international and domestic transactions. Failure to comply with any of these laws and regulations may result in extensive internal or external investigations as well as significant financial penalties and reputational harm, which could materially adversely affect our business, results of operations, and financial condition.
Uncertainty in the application of taxes to our homeowners, guests, or platform could increase our tax liabilities and may discourage homeowners and guests from conducting business on our platform.
We are subject to a variety of taxes and tax collection obligations in the United States (federal, state, and local) and several foreign jurisdictions. New or revised foreign, federal, state, or local tax regulations may subject us or our homeowners and guests to additional indirect taxes, such as lodging, hotel, sales and use, privilege, excise, VAT, goods and services, harmonized sales, business, and gross receipt (together, “indirect taxes”), income, and other taxes, and depending upon the jurisdiction could subject us or our homeowners and guests to significant monetary penalties and fines for non-payment of taxes. Any additional tax expenses and other liabilities to which we or our homeowners and/or guests are subject would likely increase the cost of doing business for our homeowners, increase the price paid by guests, and may discourage homeowners and guests from using our platform, which would lead to a decline in revenue. As a result, our business, results of operations, and financial condition could be materially adversely affected by additional taxes of this nature or additional taxes or penalties resulting from our failure to comply with any reporting, collection, and payment obligations. We accrue a reserve for such taxes, and upon examination or audit, such reserves may be insufficient. We are currently subject to tax audit in several states, local jurisdictions and in Spain.
The application of taxes, particularly indirect taxes, to activities such as ours and to our homeowners and guests is a complex and evolving issue. Laws and regulations relating to taxes as applied to our platform, and to our homeowners and guests, vary greatly among jurisdictions, and it is difficult or impossible to predict how such laws and regulations will be applied. We devote significant resources, including management time, to the application and interpretation of laws and working with various jurisdictions to clarify whether taxes are applicable and the amount of taxes that apply. The application of indirect taxes to our homeowners, guests, and our platform significantly increases our operational expenses as we build the infrastructure and tools to capture data and to report, collect, and remit taxes. The lack of uniformity in the laws and regulations relating to indirect taxes as applied further increases the operational and financial complexity of our systems and processes, and introduces potential for errors or incorrect tax calculations, all of which are costly to our business and results of operations. In addition, certain regulations may be so complex as to make it infeasible for us to be fully compliant. As our business operations expand or change, including as a result of introducing new or enhanced offerings, tiers or features, or due to acquisitions, the application of indirect taxes to our business and to our homeowners and guests will further change and

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evolve, and could further increase our liability for taxes, discourage homeowners and guests from using our platform, and materially adversely affect our business, results of operations, and financial condition.
We may have exposure to greater than anticipated tax liabilities.
The application of domestic and international income and non-income tax laws, rules and regulations to our business is subject to interpretation by the relevant taxing authorities. Given a focus on revenue generation, taxing authorities have become more aggressive in their enforcement of such laws, rules and regulations, resulting in increased audit activity and audit assessments, and legislation. The lack of uniformity in the laws and regulations relating to indirect taxes as applied to our business increases the operational and financial complexity of our systems and processes, and introduces potential for errors or incorrect tax calculations.
We are subject to regular review and audit by U.S. federal, state, local, and foreign tax authorities. As such, potential tax liabilities may exceed our current tax reserves or may require us to modify our business practices and incur additional cost to comply, any of which may have a material adverse effect on our business.
The determination of our worldwide provision for income taxes and other tax liabilities requires significant judgment by management, and there are many transactions where the ultimate tax determination is uncertain. Our provision for income taxes is also determined by the manner in which we operate our business, and any changes to such operations or laws applicable to such operations may affect our effective tax rate.
Our tax positions or tax returns are subject to change, and therefore we cannot accurately predict whether we may incur material additional tax liabilities in the future, which would materially adversely affect our results of operations and financial condition.
Changes in tax laws or tax rulings could materially affect our business, results of operations, and financial condition.
The tax regimes we are subject to or operate under, including income and non-income (including indirect) taxes, are unsettled and may be subject to significant change. Changes in tax laws or tax rulings, or changes in interpretations of existing laws, could materially adversely affect our results of operations and financial condition. On December 22, 2017, the legislation commonly referred to as the Tax Cuts and Jobs Act (the “Tax Act”) was enacted, which contains significant changes to U.S. tax law, including a reduction in the corporate tax rate and a transition to a more territorial system of taxation.
The impact of the Tax Act will likely be subject to ongoing technical guidance and accounting interpretation, the issuance of which could materially affect our tax obligations and effective tax rate in the period issued. On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) was enacted in response to the COVID-19 pandemic. The CARES Act contains certain tax provisions, including provisions that retroactively and/or temporarily suspend or relax in certain respects the application of certain provisions in the Tax Act, such as the limitations on the deduction of net operating losses and interest. While these changes did not have a material impact on our consolidated financial statements, we cannot guarantee that future changes in tax laws or rulings will not have such an effect.
In addition, we are subject to a variety of taxes and tax collection obligations in the United States (federal, state, and local) and numerous foreign jurisdictions. A number of jurisdictions have proposed or implemented new tax laws or interpreted existing laws to explicitly apply various taxes to businesses like ours. Laws and regulations relating to taxes vary greatly among jurisdictions, and it is difficult or impossible to predict how such laws and regulations will be applied. The application of indirect taxes, such as lodging taxes, hotel, sales and use tax, privilege taxes, excise taxes, VAT, goods and services tax, business tax, and gross receipt taxes (together, “indirect taxes”) to activities such as ours is a complex and evolving issue.
We may recognize additional tax expenses and be subject to additional tax liabilities, and our business, results of operations, and financial condition could be materially adversely affected by additional taxes of this nature or additional taxes or penalties resulting from our failure to comply with any reporting, collection, and payment obligations. We accrue a reserve for such taxes when the likelihood is probable that such taxes apply to us, and upon examination or audit, such reserves may be insufficient. New or revised taxes

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and, in particular, the taxes described above and similar taxes would generally increase the price paid by guests and could discourage guests from using our properties, and lead to a decline in revenue, and materially adversely affect our business, results of operations, and financial condition.
Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.
We expect to have material net operating loss carryforwards for U.S. federal and state income tax purposes. Pro forma based on information as of the conclusion of the third quarter of 2021, we expect that our federal net operating loss carryforwards would be approximately $       million and that its state net operating loss carryforwards would be approximately $       million. Realization of tax savings from these net operating loss carryforwards will depend on our future taxable income, and there is a risk that our existing carryforwards could expire unused and be unavailable to offset future taxable income, which could materially adversely affect our results of operations and financial condition. In addition, under Sections 382 and 383 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), if a corporation undergoes an “ownership change,” generally defined as a greater than 50% change (by value) in its equity ownership by significant stockholders or groups of stockholders over a three-year period, the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes, to offset its post-change taxable income or tax liabilities may be limited. Similar rules may apply under state tax laws. We expect that our net operating losses will be subject to limitations under these rules (but are still evaluating the extent of such limitations), and we may experience ownership changes in the future because of shifts in our stock ownership, many of which are outside of our control. Our ability to use our pre-change net operating loss carryforwards and other tax attributes to offset future U.S. federal taxable income may be subject to limitations, which could result in increased future tax liability to us. In addition, tax benefits that we derive from certain tax attributes, including net operating losses, that are allocable to us as a result of the transactions undertaken in connection with the Closing are subject to the terms of, and may give rise to payments that we will be required to make under, the Tax Receivable Agreement, as discussed below.
General Risk Factors
We will incur significant expenses as a result of being a public company, which could materially adversely affect our business, results of operations, and financial condition.
As a newly public company, we incur significant legal, accounting, and other expenses that we have not incurred as a private company. We are subject to various laws, regulations and other standards relating to corporate governance and public disclosure, including the reporting requirements of the Exchange Act, the applicable requirements of the Sarbanes-Oxley Act, the Dodd-Frank Act, the rules and regulations of the SEC, and the Nasdaq listing rules. These laws, regulations and standards are also subject to varying interpretations, and as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. In addition, changing laws, regulations and standards relating to corporate governance and public disclosure, including regulations implemented by the SEC and Nasdaq, may increase legal and financial compliance costs and make some activities more time-consuming. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If, notwithstanding our efforts to comply with new laws, regulations and standards, we fail to comply, regulatory authorities may initiate legal proceedings against us and our business may be adversely affected. Stockholder activism and the level of government intervention and regulatory reform may also lead to substantial new laws, regulations and disclosure obligations, which may lead to additional significant compliance costs and impact the manner in which we operate our business in ways we cannot currently anticipate. The increased costs will increase our net loss or decrease our net income, and may require us to reduce costs in other areas of our business or increase our service fees which could result in a reduction in bookings. Furthermore, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our Board, on our Board committees, or as executive officers.

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Further, the majority of our management team, including our Chief Executive Officer and Chief Financial Officer, have limited experience in managing publicly-traded companies. Our management team may not successfully or efficiently manage our transition to being a public company and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our senior management and are likely to divert their attention away from revenue-generating activities and the day-to-day management of our business, which may prevent us from implementing our business strategy and growing our business. Furthermore, we may not be successful in establishing the corporate infrastructure required of a public company. For example, while we have made, and will continue to make, changes to our internal control over financial reporting and our procedures for financial reporting and accounting systems to meet our reporting obligations as a public company, the measures we take may not be sufficient to satisfy our obligations. Failure to satisfy our obligations as a public company may result in the delisting of our Class A Common Stock and may subject us to fines, sanctions, and other regulatory action and potentially civil litigation. If we do not effectively and efficiently manage our transition into a public company and continue to develop and implement the right processes and tools to manage our changing enterprise and maintain our culture, our ability to compete successfully and achieve our business objectives could be impaired, which could negatively impact our business, results of operations and financial condition.
Additionally, as a public company, we may from time to time be subject to proposals by stockholders urging us to take certain corporate actions. If activist stockholder activity ensues, we may be required to incur additional costs to retain the services of professional advisors, management time and attention will be diverted from our core business operations, and perceived uncertainties as to our future direction, strategy or leadership may cause us to lose potential business opportunities and impair our brand and reputation, any of which could materially and adversely affect our business, results of operations and financial condition.
Failure to establish and maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and stock price.
As a public reporting company, we are subject to the rules and regulations established from time to time by the SEC and the Nasdaq. These rules and regulations require, among other things, that we establish and periodically evaluate procedures with respect to our internal control over financial reporting. Reporting obligations as a public company are likely to place a considerable strain on our financial and management systems, processes and controls, as well as on our personnel, including senior management.
In addition, as a public company, we are required to document and test our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act so that our management can certify as to the effectiveness of our internal control over financial reporting. Though we will be required to disclose changes made to our internal controls and procedures on a quarterly basis, we will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until the year following our first annual report required to be filed with the SEC. Furthermore, as an emerging growth company, our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 until the later of our second annual report required to be filed with the SEC and our annual report for any fiscal year following such date that we are no longer an emerging growth company. In support of such certifications, we will be required to document and make significant changes and enhancements to our internal controls, including potentially hiring additional personnel. As a result, we anticipate investing significant resources to enhance and maintain our financial and managerial controls, reporting systems, and procedures.
If our senior management team is unable to conclude that we have effective internal control over financial reporting, or to certify the effectiveness of such controls, or if our independent registered public accounting firm cannot render an unqualified opinion on management’s assessment and the effectiveness of our internal control over financial reporting at such time as it is required to do so, or if material weaknesses in our internal control over financial reporting are identified, we could be subject to regulatory scrutiny, a loss of public and investor confidence, and to litigation from investors and stockholders, which could have a material adverse effect on our business and our stock price. In addition, if we do not maintain adequate financial and management personnel, processes and controls, we may not be able to manage our business effectively or accurately report our financial performance on a timely basis, which could cause a decline in the

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price of our Class A Common Stock and adversely affect our results of operations and financial condition. Failure to comply with the Sarbanes-Oxley Act could potentially subject us to sanctions or investigations by the SEC, Nasdaq, and other regulatory authorities, which would require additional financial and management resources.
The failure to successfully implement and maintain accounting systems could materially adversely impact our business, results of operations, and financial condition.
In 2019, we implemented a new third-party cloud-based ERP system in order to provide scalability in our accounting and reporting processes. We continue to enhance our use of this third-party ERP system, including integrations with other third-party applications as well as our own internally developed software. System implementations of this scale are complex and time-consuming projects that require transformations of business and financial processes. Such transformations involve risk inherent in the conversion to a new system, including loss of information and potential disruption to normal operations. Additionally, if our third-party systems do not operate as intended or do not scale with anticipated growth in our business, the effectiveness of our internal control over financial reporting could be adversely affected. Any failure to develop, implement, or maintain effective internal controls related to our accounting or reporting systems could materially adversely affect our business, results of operations, and financial condition or cause us to fail to meet our reporting obligations. In addition, if we experience interruptions in service or operational difficulties with our third-party systems, our business, results of operations, and financial condition could be materially adversely affected.
Our results of operations and financial condition could be materially adversely affected by changes in accounting principles.
Generally accepted accounting principles in the United States (“GAAP”), are subject to interpretation by the Financial Accounting Standards Board (“FASB”), the American Institute of Certified Public Accountants (“AICPA”), the SEC and various other organizations formed to promulgate and interpret appropriate accounting principles. The accounting for our business is subject to change based on the evolution of our business model, interpretations of relevant accounting principles, enforcement of existing or new regulations, and changes in policies, rules, regulations, and interpretations, of accounting and financial reporting requirements of the SEC or other regulatory agencies. Adoption of a change in accounting principles or interpretations could have a significant effect on our reported results of operations and could affect the reporting of transactions completed before the adoption of such change. It is difficult to predict the impact of future changes to accounting principles and accounting policies over financial reporting, any of which could adversely affect our results of operations and financial condition and could require significant investment in systems and personnel.
The estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, our business could fail to grow at similar rates, or at all.
The estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate. Market opportunity estimates and growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate, including as a result of any of the risks described in this prospectus.
In addition, the variables that go into the calculation of our market opportunity are subject to change over time. Our ability to expand in any of our target markets depends on a number of factors, including the cost, performance, and perceived value associated with our platform and services and those of our competitors. Even if the markets in which we compete meet the size estimates and growth forecasted in this prospectus, our business could fail to grow at similar rates, or at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, the forecasts of market growth included in this prospectus should not be taken as indicative of our future growth.

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If industry or financial analysts do not publish research or reports about our business, or if they issue inaccurate or unfavorable research regarding our Class A Common Stock, the market price and trading volume of our Class A Common Stock could decline.
The trading market for our Class A Common Stock is influenced by the research and reports that industry or financial analysts publish about us and our business. We do not control these analysts or the content and opinions included in their reports. As a new public company, we may be slow to attract research coverage and the analysts who publish information about our Class A Common Stock will have had relatively little experience with our company, which could affect their ability to accurately forecast our results and make it more likely that we fail to meet their estimates. In the event we obtain industry or financial analyst coverage, if any of the analysts who cover us issues an inaccurate or unfavorable opinion regarding our company, the market price of our Class A Common Stock would likely decline. In addition, the share prices of many companies in our industry have declined significantly after those companies have failed to meet, or significantly exceed, the financial guidance they have publicly announced or the expectations of analysts and investors. If our financial results fail to meet, or significantly exceed, our announced guidance or the expectations of analysts or investors, analysts could downgrade our Class A Common Stock or publish unfavorable research about us. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, our visibility in the financial markets could decrease, which in turn could cause the market price or trading volume of our Class A Common Stock to decline.
Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.
As a public company, we are subject to the periodic reporting requirements of the Exchange Act. Our disclosure controls and procedures are designed to provide reasonable assurance that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.
These inherent limitations include the realities that judgments in decision making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.
If our estimates or judgments relating to our critical accounting policies are based on assumptions that change or prove to be incorrect, our results of operations could fall below the expectations of securities analysts and investors, resulting in a decline in the trading price of our Class A Common Stock.
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as discussed in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus, the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, revenue, and expenses that are not readily apparent from other sources. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below our publicly announced guidance or the expectations of securities analysts and investors, resulting in a decline in the market price of our Class A Common Stock.
Risks Related to our Organizational Structure
Our principal stockholders have significant influence over us, including over decisions that require the approval of stockholders, and their interests may conflict with yours.
The Silver Lake Stockholders, the Riverwood Stockholders, the Level Equity Stockholders and the EB Stockholder control, as a group, approximately    % of the combined voting power of our Common Stock

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as a result of their ownership of Class A Common Stock and Class B Common Stock. These parties, together with the Sponsor, have entered into the Stockholders Agreement, which grants the parties thereto certain director nomination rights with respect to the members of our Board, including removal rights with respect to any director elected pursuant to their respective nomination rights and the right to designate a director to fill any vacancy created by reason of death, removal or resignation of any such director. The Stockholders Agreement automatically terminates 18 months after the Closing. As a result, these stockholders and their affiliates have significant influence over the management and affairs of our company and, acting together, will have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of directors and the approval of significant corporate transactions, including any merger, consolidation or sale of all or substantially all of our assets and the issuance or redemption of equity interests in certain circumstances. The interests of these stockholders may not always coincide with, and in some cases may conflict with, our interests and the interests of our other stockholders. For instance, these stockholders could attempt to delay or prevent a change in control of our company, even if such change in control would benefit our other stockholders, which could deprive our stockholders of an opportunity to receive a premium for their common stock. This concentration of ownership may also affect the prevailing market price of our common stock due to investors’ perceptions that conflicts of interest may exist or arise. As a result, this concentration of ownership may not be in your best interests.
In addition, because these stockholders hold part of their economic interest in our business through OpCo, rather than through Vacasa, Inc., their interests may further conflict with the interests of holders of Class A Common Stock. For example, such holders may have different tax positions from us, which could influence their decisions regarding whether and when we should dispose of assets or incur new or refinance existing indebtedness, and whether and when we should undergo certain changes of control within the meaning of the Tax Receivable Agreement or terminate the Tax Receivable Agreement. In addition, the structuring of future transactions may take into consideration these tax or other considerations even where no similar benefit would accrue to us. These holders’ significant ownership in us and resulting ability, acting together, to effectively control us may discourage someone from making a significant equity investment in us, or could discourage transactions involving a change in control, including transactions in which you as a holder of shares of our Class A Common Stock might otherwise receive a premium for your shares over the then-current market price.
We are a “controlled company” within the meaning of the Nasdaq listing rules and, as a result, will qualify for, and may rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.
The parties to the Stockholders Agreement beneficially own, in the aggregate, more than 50% of the combined voting power for the election of the Board. As a result, we qualify as a “controlled company” within the meaning of the Nasdaq listing rules. Under these rules, a listed company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including, but not limited to, requirements that:
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a majority of its board of directors consist of directors who qualify as “independent” as defined under Nasdaq listing rules;

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its board of directors have a compensation committee composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

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its board of directors have a nominating and corporate governance committee composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

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its board of directors conduct an annual performance evaluation of its compensation committee and the nominating and corporate governance committee.

We may elect to rely on the foregoing exemptions so long as we remain a “controlled company.” Accordingly, you may not have the same protections as those afforded to stockholders of companies that are subject to all of these corporate governance requirements.

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Our Certificate of Incorporation provides that the doctrine of “corporate opportunity” will not apply with respect to any director or stockholder who is not employed by us or our subsidiaries.
The doctrine of corporate opportunity generally provides that a corporate fiduciary may not develop an opportunity using corporate resources, acquire an interest adverse to that of the corporation or acquire property that is reasonably incident to the present or prospective business of the corporation or in which the corporation has a present or expectancy interest, unless that opportunity is first presented to the corporation and the corporation chooses not to pursue that opportunity. The doctrine of corporate opportunity is intended to preclude officers, directors and other fiduciaries from personally benefiting from opportunities that belong to the corporation. Our Certificate of Incorporation provides that the doctrine of “corporate opportunity” does not apply with respect to any stockholder or director (other than any director who is also an officer) of Vacasa, Inc. (each, an “Exempted Person”).
The Exempted Persons will therefore have no duty to communicate or present corporate opportunities to us, and will have the right to either hold any corporate opportunity for their own account and benefit or to recommend, assign or otherwise transfer such corporate opportunity to persons other than us, including to any other director or stockholder who is not employed by us or our subsidiaries.
As a result, the Exempted Persons will generally not be prohibited from operating or investing in competing businesses. We therefore may find ourselves in competition with any one or more of these parties, and we may not have knowledge of, or be able to pursue, transactions that could potentially be beneficial to us. To the extent we find ourselves in competition with Exempted Persons, we may lose a corporate opportunity or suffer competitive harm, which could negatively impact our business, results of operations, financial condition or prospects.
We are a holding company and our principal asset is our indirect equity interests in OpCo and, accordingly, we are dependent upon distributions from OpCo to pay taxes and other expenses.
We are a holding company and our principal asset is our indirect ownership of OpCo. We have no independent means of generating material revenue. As the initial sole manager of OpCo, we generally intend to cause OpCo to make distributions to its equity holders in amounts sufficient to cover the taxes on their allocable share of the taxable income of OpCo, including for this purpose any payments we are obligated to make under the tax receivable agreement and other costs or expenses, but we may be limited in our ability to cause OpCo to make distributions to its equity holders (including for purposes of paying corporate and other overhead expenses and dividends) by our contractual arrangements, including the terms of our Revolving Credit Facility and any additional debt facilities that we may enter into in the future. In addition, certain laws and regulations may result in restrictions on OpCo’s ability to make distributions to Vacasa, Inc., or the ability of OpCo’s subsidiaries to make distributions to it.
To the extent that we need funds and OpCo or its subsidiaries are restricted from making such distributions, under applicable law or regulation or otherwise, we may not be able to obtain such funds on terms acceptable to us or at all and, as a result, could suffer an adverse effect on our liquidity and financial condition. In certain situations, including where OpCo does not have sufficient cash to make tax distributions to all of its members in the full amounts that may be payable in connection with the OpCo LLC Agreement (or where tax distributions to the members of OpCo would materially exceed a set percentage of our aggregate taxable income), tax distributions to the equity holders of OpCo may be reduced (such that each member of OpCo may not receive tax distributions sufficient to cover its tax liability). Tax distributions will generally be treated as advances of other distributions made under the OpCo LLC Agreement.
Although OpCo may not always make such distributions, under the OpCo LLC Agreement, we generally expect OpCo, from time to time, to make distributions in cash to its equity holders in amounts sufficient to cover the taxes on their allocable share of the taxable income of OpCo (in addition, Vacasa, Inc. may receive certain non-pro rata distributions from OpCo to cover certain overhead and other expenses, as provided in the OpCo LLC Agreement). As a result of (i) potential differences in the amount of net taxable income indirectly allocable to us and to OpCo’s other equity holders, (ii) the lower tax rate applicable to corporations as opposed to the assumed tax rate for making such distributions in the OpCo LLC Agreement, (iii) the favorable tax benefits that we anticipate from (a) Vacasa, Inc’s acquisition of OpCo Units, in exchange for, at our election, either cash (based on the market price of a share of our Class A Common

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Stock) or shares of our Class A Common Stock and payments under the Tax Receivable Agreement and (iv) the fact that tax distributions made in respect of OpCo Units will generally be made pro rata in respect of such Units as described in the OpCo LLC Agreement, we expect that these tax distributions may be in amounts that exceed our tax liabilities. Our Board will determine the appropriate uses for any excess cash so accumulated, which may include, among other uses, the payment of obligations under the Tax Receivable Agreement and the payment of other expenses. We will have no obligation to distribute such cash (or other available cash) to our stockholders. No adjustments to the exchange ratio for OpCo Units will be made as a result of any cash distribution by us or any retention of cash by us. To the extent we do not distribute such cash as dividends on our Class A Common Stock and instead, for example, hold such cash balances, or lend them to OpCo, this may result in shares of our Class A Common Stock increasing in value relative to the value of OpCo Units. The holders of OpCo Units may benefit from any value attributable to such cash balances if they acquire shares of our Class A Common Stock in exchange for their OpCo Units.
We may incur certain tax liabilities attributable to the Blockers as a result of the Business Combination.
In connection with the Business Combination Agreement, the Blockers were merged with and into Vacasa, Inc. As the successor to these merged entities, Vacasa, Inc. has generally succeed to and is responsible for any outstanding or historical tax liabilities of the merged entities, including any liabilities that might be incurred as a result of the mergers described in the previous sentence. The pre-Business Combination owners of the Blockers will not indemnify Vacasa, Inc. for any such liabilities, and such liabilities could have an adverse effect on our liquidity and financial condition.
We may bear certain tax liabilities that are attributable to audit adjustments for taxable periods (or portions thereof) ending prior to the Business Combination, or that are disproportionate to our ownership interest in OpCo in the taxable period for which the relevant adjustment is imposed.
Pursuant to certain provisions of the Code enacted as part of the Bipartisan Budget Act of 2015 (such provisions, the “Partnership Tax Audit Rules”), partnerships (and not the partners of the partnerships) can be liable for U.S. federal income taxes (and any related interest and penalties) resulting from adjustments made pursuant to an IRS audit or judicial proceedings to the items of income, gain, loss, deduction, or credit shown on the partnership’s tax return (or how such items are allocated among the partners), notwithstanding the fact that liability for taxes on partnership income is generally borne by the partners rather than the partnership.
Under the Partnership Tax Audit Rules, a partnership’s liability for taxes resulting from adjustments made pursuant to an IRS audit or judicial proceedings may be reduced or avoided in certain circumstances depending on the status or actions of its partners. For example, if partners agree to amend their tax returns and pay the resulting taxes, the partnership’s liability can be reduced. Partnerships also may be able to make elections to “push out” the tax liability resulting from the adjustment to the persons who were partners in the prior taxable year that is the subject of the adjustment, and, as a result, avoid having the relevant liability paid at the partnership-level and instead be borne by the persons who are partners at the time the relevant liability is paid.
A representative of the Existing VH Holders will be entitled to direct whether or not OpCo or its subsidiaries will make the “push out” election described above for adjustments attributable to taxable periods (or portions thereof) ending on or prior to the date of the Business Combination, and whether any such entity will pay any applicable liability at the entity level. The provisions of the OpCo LLC Agreement prohibit OpCo from seeking indemnification or other recoveries from the Existing VH Holders in respect of such liabilities. With respect to the representative’s exercise of this authority, its interests will generally differ from the interests of our other equity holders. Moreover, with respect to taxable periods beginning after the business combination, there is no requirement that OpCo or any of its subsidiaries make any “push-out” election. We accordingly may be required to bear a share of any taxes, interest, or penalties associated with any adjustments to applicable tax returns that exceeds our proportionate share of such liabilities based on our ownership interest in OpCo in the taxable period for which such adjustments are imposed (including periods prior to the effective date of the business combination during which we had no interest in OpCo), which could have an adverse effect on our operating results and financial condition.

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Vacasa, Inc. will be required to pay the TRA Parties for certain tax benefits it may claim (or is deemed to realize) in the future, and the amounts it may pay could be significant.
In connection with the Business Combination, Vacasa, Inc. acquired existing equity interests from certain Existing VH Holders in exchange for the issuance of shares of Vacasa Class A Common Stock and rights to receive payments under the Tax Receivable Agreement. As a result of these acquisitions, Vacasa, Inc. has succeed to certain tax attributes of the Blockers and will receive the benefit of tax basis in assets of OpCo and its subsidiaries. In addition, redemptions or exchanges of OpCo Units in exchange for shares of our Class A Common Stock or cash may produce favorable tax attributes that would not be available to Vacasa, Inc. in the absence of such redemptions or exchanges. Such transactions are also expected to result in increases in Vacasa, Inc’s allocable share of the tax basis in OpCo’s tangible and intangible assets. These increases in tax basis may increase (for income tax purposes) depreciation and amortization deductions and therefore reduce the amount of income or franchise tax that Vacasa, Inc. would otherwise be required to pay in the future had such sales and exchanges never occurred.
We have entered into the Tax Receivable Agreement with the Existing VH Holders (other than the holders of Vacasa Holdings unit appreciation rights and other than holders of options to purchase shares of TK Newco common stock, but including for this purpose current and former members of management that hold interests in Vacasa Holdings indirectly through a management holding vehicle), which we refer to in this prospectus collectively as the “TRA Parties,” that provides for the payment by Vacasa, Inc. to such TRA Parties (or their transferees or assignees) of 85% of the net cash savings, if any, in U.S. federal, state and local income tax or franchise tax that Vacasa, Inc. actually realizes (determined by using certain assumptions) in periods after the Business Combination as a result of (i) certain increases in tax basis that occur as a result of (A) any acquisition of OpCo Units from certain Existing VH Holders in the Business Combination, (B) future exercises of the redemption rights by certain holders of OpCo Units to exchange their OpCo Units for shares of Vacasa Class A Common Stock of or cash, and (C) payments made under the Tax Receivable Agreement; (ii) any net operating losses or certain other tax attributes that become available to Vacasa, Inc. to offset income or gain realized after the Blocker Mergers; (iii) any existing tax basis associated with assets of OpCo or its subsidiaries, the benefit of which is allocable to Vacasa, Inc. as a result of the exchanges of OpCo Units for Vacasa Class A Common Stock of Vacasa, Inc. or cash; and (iv) tax benefits related to imputed interest deemed to be paid by Vacasa, Inc. as a result of any payments that Vacasa, Inc. makes under the Tax Receivable Agreement. The Tax Receivable Agreement makes certain simplifying assumptions regarding the determination of the cash savings that Vacasa, Inc. realizes or is deemed to realize from the covered tax attributes, which may result in payments pursuant to the tax receivable agreement in excess of those that would result if such assumptions were not made.
The actual tax benefit, as well as the amount and timing of any payments under the Tax Receivable Agreement, will vary depending upon a number of factors, as further set forth herein in the section titled “Certain Relationships and Related Party Transactions — Tax Receivable Agreement.” For the sake of illustration, if there had been an exchange of all of the outstanding OpCo Units at the business combination date (other than those held by Vacasa, Inc.) in exchange for Vacasa Class A Common Stock, the estimated tax benefits to Vacasa, Inc. subject to the Tax Receivable Agreement would have been approximately $       million and the related undiscounted payment to the TRA Holders equal to 85% of the benefit would have been approximately $       million. The foregoing figures are based on certain assumptions, including but not limited to a $10.00 per share trading price of Vacasa Class A Common Stock, a 21% federal corporate income tax rate and certain estimated state and local income tax rates, no material changes in U.S. federal income tax law and that Vacasa, Inc. will have sufficient income to utilize all tax attributes covered by the Tax Receivable Agreement.
In addition, the TRA Parties (or their transferees or assignees) will not reimburse Vacasa, Inc. for any payments previously made if any covered tax benefits are subsequently disallowed, except that any excess payments made to any TRA Party (or its transferees or assignees) will be netted against future payments that would otherwise be made under the Tax Receivable Agreement, if any, after the determination of such excess. Vacasa, Inc. could make payments to the TRA Parties under the Tax Receivable Agreement that are greater than its actual cash tax savings and may not be able to recoup those payments, which could negatively impact its liquidity.

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Finally, the Tax Receivable Agreement provides that in the case of a change in control (as defined in the Tax Receivable Agreement), the Tax Receivable Agreement will automatically terminate, and in the case of a material breach of Vacasa, Inc.’s obligations under the Tax Receivable Agreement and certain other events, Vacasa, Inc. may be required to make a payment to the TRA Parties in an amount equal to the present value of future payments (calculated using a discount rate equal to the lesser of 6.50 % and LIBOR plus 150 basis points, which may differ from our, or a potential acquirer’s, then-current cost of capital) under the Tax Receivable Agreement, which payment would be based on certain assumptions, including those relating to Vacasa, Inc.’s future taxable income. In these situations, Vacasa, Inc.’s obligations under the Tax Receivable Agreement could have a substantial negative impact on its, or a potential acquirer’s, liquidity and could have the effect of delaying, deferring, modifying, or preventing certain mergers, asset sales, other forms of business combinations, or other changes of control. These provisions of the Tax Receivable Agreement may result in situations where the TRA Parties have interests that differ from or are in addition to those of our other stockholders. In addition, Vacasa, Inc. could be required to make payments under the Tax Receivable Agreement that are due in advance of any actual realization of such further tax benefits, that are in excess of Vacasa, Inc.’s (or a potential acquirer’s) actual cash tax savings, and which could negatively impact our liquidity.
Risks Related to Ownership of our Class A Common Stock
An active trading market for our Class A Common Stock may not develop and you may not be able to sell your shares of Class A Common Stock.
Although we have listed our Class A Common Stock on the Nasdaq                 Market, an active trading market may never develop or be sustained. If an active market for our Class A Common Stock does not develop or is not sustained, it may be difficult for you to sell shares at an attractive price or at all.
The trading price of the shares of our Class A Common Stock may be volatile, and holders of the Class A Common Stock could incur substantial losses.
Our stock price may be volatile. The stock market has experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell our Class A Common Stock at or above the price paid for the shares in the TPG Pace IPO. The market price for our Class A Common Stock may be influenced by many factors, including:
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actual or anticipated variations in our operating results;

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changes in financial estimates by us or by any securities analysts who might cover our stock;

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conditions or trends in our industry;

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changes as a result of the COVID-19 pandemic, or similar macroeconomic events;

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stock market price and volume fluctuations of comparable companies and, in particular, those that operate in the software and information technology industries;

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announcements by us or our competitors of new product or service offerings, significant acquisitions, strategic partnerships or divestitures;

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announcements of investigations or regulatory scrutiny of our operations or lawsuits filed against us;

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capital commitments;

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investors’ general perception of our company and our business;

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recruitment or departure of key personnel; and

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sales of our Class A Common Stock, including sales by our directors and officers or specific stockholders.

In the past few years, stock markets have experienced extreme price and volume fluctuations. In the past, following periods of volatility in the overall market and the market price of a company’s securities,

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securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.
We are an “emerging growth company” within the meaning of the Securities Act, and as a result of the reduced disclosure and governance requirements applicable to emerging growth companies, our Class A Common Stock may be less attractive to investors.
We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions and relief from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” In particular, while we are an “emerging growth company,” we will not be required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act; we are exempt from any rules that could be adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotations or a supplement to the auditor’s report on financial statements; we are subject to reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements; and we are not be required to hold non-binding advisory votes on executive compensation or stockholder approval of any golden parachute payments not previously approved.
In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected not to “opt out” of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we will adopt the new or revised standard at the time private companies adopt the new or revised standard and will do so until such time that we either (i) irrevocably elect to “opt out” of such extended transition period or (ii) no longer qualify as an emerging growth company. This may make comparison of our financial statements with another public company that is not an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.
We may be an “emerging growth company” until the fiscal year-end following the fifth anniversary of the completion of TPG Pace’s initial public offering, though we may cease to be an “emerging growth company” earlier under certain circumstances, including: (i) the last day of the fiscal year (a) in which we have total annual gross revenue of at least $1.07 billion, or (b) in which we are deemed to be a large accelerated filer, which means the market value of our common equity that is held by non-affiliates exceeds $700 million as of the last business day of its most recently completed second fiscal quarter; and (ii) the date on which we have issued more than $1.00 billion in non-convertible debt securities during the prior three-year period.
The exact implications of the JOBS Act are subject to interpretation and guidance by the SEC and other regulatory agencies, and we cannot assure you that we will be able to take advantage of all of the benefits of the JOBS Act. In addition, investors may find our Class A Common Stock less attractive to the extent we rely on the exemptions and relief granted by the JOBS Act. If some investors find our Class A Common Stock less attractive as a result, there may be a less active trading market for our Class A Common Stock and our stock price may decline or become more volatile.
Because we do not anticipate paying any cash dividends on our Class A Common Stock in the foreseeable future, capital appreciation, if any, will be your sole source of gains and you may never receive a return on your investment.
You should not rely on an investment in our Class A Common Stock to provide dividend income. We currently intend to retain our future earnings, if any, to fund the development and growth of our business. In addition, the terms of our Revolving Credit Facility restrict our ability to pay dividends, and the terms of any future debt agreements we may elect to utilize are likely to contain similar restrictions. As a result, capital appreciation, if any, of our Class A Common Stock will be your sole source of gain for the foreseeable future. Investors seeking cash dividends should not purchase our Class A Common Stock. Vacasa, Inc. is subject to risks related to taxation.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
The capital structure and business arrangements of Vacasa, Inc. OpCo, and their affiliates are complicated, and it is often unclear how the tax laws in various jurisdictions should apply to our structure and business activities. Significant judgments and interpretations of existing tax laws or regulations are required in determining the valuation of our assets, the amount of income we will report, the allocation of income among the equity holders of Vacasa Holdings, and our provision for income taxes. Our effective income tax rate could be adversely affected by various factors, including, but not limited to, changes in the mix of earnings in tax jurisdictions with different statutory tax rates, changes in the valuation of deferred tax assets and liabilities, changes in existing tax policies, laws, regulations or rates, changes in the level of non-deductible expenses (including share-based compensation), changes in the location of our operations, changes in our future levels of research and development spending, mergers and acquisitions or the result of examinations by various tax authorities. Although we believe that the tax positions we have taken and expect to take in the future and our tax estimates are reasonable, if the United States Internal Revenue Service or other taxing authority disagrees with the positions taken on our tax returns, we could have additional tax liability, including interest and penalties. If material, payment of such additional amounts upon final adjudication of any disputes could have a material impact on our results of operations and financial position.
We are subject to risks related to taxation.
Our capital structure and business arrangements and those of OpCo, our affiliates and OpCo’s affiliates are complicated, and it is often unclear how the tax laws in various jurisdictions should apply to our structure and business activities. Significant judgments and interpretations of existing tax laws or regulations are required in determining the valuation of our assets, the amount of income we will report, the allocation of income among the equity holders of Vacasa Holdings, and our provision for income taxes. Our effective income tax rate could be adversely affected by various factors, including, but not limited to, changes in the mix of earnings in tax jurisdictions with different statutory tax rates, changes in the valuation of deferred tax assets and liabilities, changes in existing tax policies, laws, regulations or rates, changes in the level of non-deductible expenses (including share-based compensation), changes in the location of our operations, changes in our future levels of research and development spending, mergers and acquisitions or the result of examinations by various tax authorities. Although we believe that the tax positions we have taken and expect to take in the future and our tax estimates are reasonable, if the United States Internal Revenue Service or other taxing authority disagrees with the positions taken on our tax returns, we could have additional tax liability, including interest and penalties. If material, payment of such additional amounts upon final adjudication of any disputes could have a material impact on our results of operations and financial position.
Our Certificate of Incorporation provides that the Court of Chancery of the State of Delaware (“Court of Chancery”) will be the exclusive forum for certain disputes between us and our stockholders, which could limit stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.
Our Certificate of Incorporation specifies that, unless we consent in writing to the selection of an alternative forum, (x) the Court of Chancery (or, in the event that the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware), will, to the fullest extent permitted by law, be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of us, (b) any action asserting a claim of breach of a fiduciary duty owed by any of our current or former director, officer, employee, agent to us or our stockholders, (c) any action asserting a claim arising pursuant to any provision of the DGCL, the Governing Documents or as to which the DGCL confers jurisdiction on the Court of Chancery or (d) any action asserting a claim governed by the internal affairs doctrine, in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein; and (y) the federal district courts of the United States will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. To the fullest extent permitted by law, any person purchasing or otherwise acquiring or holding any interest in shares of our capital stock will be deemed to have notice of and consented to the provisions of the Certificate of Incorporation. We believe these provisions may benefit us by providing increased consistency in the application of Delaware law and federal securities laws by chancellors and judges, as applicable, particularly experienced in resolving corporate disputes, efficient administration of cases on a more expedited schedule relative to other forums and protection against the

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
burdens of multi-forum litigation. However, these provisions may have the effect of discouraging lawsuits against our directors and officers. The choice of forum provision requiring that the Court of Chancery be the exclusive forum for certain actions would not apply to suits brought to enforce any liability or duty created by the Exchange Act.
There is uncertainty as to whether a court would enforce such provisions, and the enforceability of similar choice of forum provisions in other companies’ charter documents has been challenged in legal proceedings. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions, and there can be no assurance that such provisions will be enforced by a court in those other jurisdictions. If a court were to find these types of provisions to be inapplicable or unenforceable, and if a court were to find the exclusive forum provision in the Certificate of Incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could materially adversely affect our business.

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PURSUANT TO 17 C.F.R. SECTION 200.83
USE OF PROCEEDS
All of the shares of Class A Common Stock offered by the selling shareholders named herein (the “Selling Shareholders”) pursuant to this prospectus will be sold by the Selling Shareholders for their respective accounts. We will not receive any of the proceeds from these sales.
The Selling Shareholders will pay any underwriting fees, discounts, selling commissions, stock transfer taxes and certain legal expenses incurred by such Selling Shareholders in disposing of their shares of Class A Common Stock, and we will bear all other costs, fees and expenses incurred in effecting the registration of such securities covered by this prospectus, including, without limitation, all registration and filing fees, Nasdaq listing fees and fees and expenses of our counsel and our independent registered public accountants.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
DIVIDEND POLICY
The payment of cash dividends by us in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition. The payment of any cash dividends will be within the discretion of our Board at such time. We currently intend to retain our future earnings, if any, to fund the development and growth of our business. In addition, the terms of our current debt agreements and any future debt agreements we may elect to utilize are likely to similarly preclude us from paying dividends. As a result, capital appreciation, if any, of our Class A Common Stock will be your sole source of gain for the foreseeable future.
We expect to cause Vacasa Holdings to make distributions to its members, including us, in an amount at least sufficient to allow us to pay all applicable taxes, to make payments under the Tax Receivable Agreement, and to pay our corporate and other overhead expenses.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION OF VACASA, INC.
Introduction
Vacasa, Inc., a Delaware corporation, is providing the following unaudited pro forma condensed combined financial information to aid you in your analysis of the recently completed Business Combination on December X, 2021, by and among TPG Pace, Vacasa Holdings, TK Newco, the Blockers, Vacasa, Inc. and certain other parties. The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S- X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.”
The following unaudited pro forma condensed combined financial information presents the combination of the historical financial information of TPG Pace and Vacasa Holdings, adjusted to give effect to the following:
•
the merger of Vacasa Holdings and the operations of TurnKey Vacation Rentals, Inc. consummated on April 1, 2021 (“TurnKey Acquisition”);

•
the recently completed Business Combination on December      , 2021, by and among TPG Pace, Vacasa Holdings, TK Newco, the Blockers, Vacasa, Inc. and certain other parties as described elsewhere in this prospectus/registration statement;

•
the PIPE Financing contemplated by the Subscription Agreements (“PIPE Financing”), pursuant to which certain investors purchased and Vacasa, Inc. issued and sold investors           shares of Vacasa Class A Common Stock at a purchase price of $9.50 per share for gross proceeds of approximately $77.5 million, for which the purchase and sale was consummated as part of the Business Combination; and

•
the Forward Purchase Agreements, as amended in contemplation of the Business Combination Agreement (“Forward Purchase Agreements”), with (i) certain investors pursuant to which Vacasa, Inc. sold investors           shares of Vacasa Class A Common Stock for gross proceeds of approximately $97.6 million at $9.50 per share, and (ii) TPG Holdings III, L.P. (“TPG Holdings”) and TPG Pace Solutions Sponsor, Series LLC,           shares of Vacasa Class A Common Stock, for gross proceeds of $24.9 million at $10.00 per share.

The Vacasa, Inc. unaudited pro forma condensed combined balance sheet as of September 30, 2021, gives pro forma effect to the Business Combination, the PIPE Financing, the Forward Purchase Agreements, and related adjustments described in the accompanying notes (together with the TurnKey Acquisition, the “Pro Forma Transactions”) as if they had been consummated as of that date. The TurnKey Acquisition was consummated on April 1, 2021 and TurnKey financial information is therefore included in Vacasa Holdings’ balance sheet as of September 30, 2021. The Vacasa, Inc. unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2021 and for the year ended December 31, 2020, give pro forma effect to the Pro Forma Transactions as if they had occurred on January 1, 2020. See the accompanying notes to the unaudited pro forma condensed combined financial information for a discussion of assumptions made.
The historical financial information of TPG Pace and Vacasa Holdings was derived from and should be read in conjunction with:
•
the accompanying notes to the unaudited pro forma condensed combined financial information;

•
the historical unaudited financial statements of TPG Pace as of September 30, 2021 and for the period from January 4, 2021 (inception) to September 30, 2021 and the related notes included elsewhere in this prospectus/registration statement;

•
the historical unaudited financial statements of Vacasa Holdings as of and for the nine-months ended September 30, 2021 and the related notes, included elsewhere in this prospectus/registration statement;

•
the historical audited financial statements of Vacasa Holdings as of and for the year ended December 31, 2020, the related notes, included elsewhere in this prospectus/registration statement;

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
•
the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus/registration statement; and

•
the Vacasa Holdings Adjusted pro forma financial information included in the section titled “Unaudited Pro Forma Condensed Combined Financial Information of Vacasa Holdings” included elsewhere in this prospectus/registration statement.

The Vacasa Holdings Adjusted pro forma financial information (“Vacasa Holdings Adjusted”) for the periods described above combines the historical financial information of Vacasa Holdings and TurnKey Vacation Rentals, Inc. to give effect to the merger of Vacasa Holdings and the operations of TurnKey Vacation Rentals, Inc. consummated on April 1, 2021 and the related adjustments. See the “Unaudited Pro Forma Condensed Combined Financial Information of Vacasa Holdings” included elsewhere in this prospectus/registration statement for additional information.
Description of the Business Combination
On December           , 2021, Vacasa, Inc. consummated the Business Combination contemplated by that certain business combination agreement, dated as of July 28, 2021 (as may be amended from time to time, the “Business Combination Agreement”), by and among TPG Pace Solutions Corp., a Cayman Islands exempted company (“TPG Pace”), Vacasa Holdings, Turnkey Vacations, Inc., a Vacasa Holdings equity holder (“TK Newco”), certain other Vacasa Holdings equity holders (together with TK Newco, the “Blockers”), Vacasa, Inc, and certain other parties pursuant to which, among other things, TPG Pace merged with and into Vacasa, Inc., following which the separate corporate existence of TPG Pace ceased and Vacasa, Inc. became the surviving corporation.
The Business Combination was accomplished by way of the following transaction steps:
•
a series of secured convertible notes of Vacasa Holdings converted into a series of preferred units of Vacasa Holdings and outstanding warrants to purchase equity interests in Vacasa Holdings were exercised in accordance with their terms;

•
a restructuring was completed such that, after giving effect to that restructuring, the Blockers directly held equity interests in Vacasa Holdings;

•
Vacasa Holdings recapitalized its outstanding equity interests into Vacasa Holdings common units (subject to substantially the same terms and conditions, including applicable vesting requirements) and certain other rights to acquire equity interests;

•
one (1) business day prior to the closing, TPG Pace merged with and into Vacasa, Inc., with Vacasa, Inc. surviving the Domestication Merger;

•
at the Domestication Merger Effective Time: (a) each then issued and outstanding TPG Pace Class A ordinary share converted automatically, on a one-for-one basis into a share of Vacasa Class A Common Stock; (b) each then issued and outstanding TPG Pace Class F ordinary share converted automatically, on a one-for-one basis, into a share of Vacasa Class F Common Stock, which were thereafter converted into shares of Vacasa Class A Common Stock in accordance with the Certificate of Incorporation; (c) each then issued and outstanding TPG Pace Class G ordinary share converted automatically, on a one-for-one basis, into a share of Vacasa Class G Common Stock; and (d) the common stock of Vacasa, Inc. held by Vacasa Holdings was cancelled;

•
investors participating in the PIPE Financing purchased, and Vacasa, Inc. issued and sold to the investors, the number of shares of Vacasa Class A Common Stock pursuant to and set forth in the Subscription Agreements against payment of the amount set forth in the Subscription Agreements;

•
the investors party to the Forward Purchase Agreements purchased, and Vacasa, Inc. issued and sold to such investors, the number of shares of Vacasa Class A Common Stock pursuant to and as set forth in the Forward Purchase Agreements against payment of the amount set forth in the Forward Purchase Agreements;

•
through a series of separate merger transactions, the Blockers merged with and into Vacasa, Inc., with Vacasa, Inc. ultimately surviving such merger transactions and owning the assets of Vacasa Holdings previously owned by the Blockers (the “Blocker Mergers”);

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PURSUANT TO 17 C.F.R. SECTION 200.83
•
immediately following the Blocker Mergers and in connection with the Closing, Vacasa, Inc. contributed all of its assets (other than the interests in OpCo it then held and amounts necessary to fund the shareholder redemptions), which consisted of the amount of funds contained in TPG Pace’s Trust Account (net of deferred underwriting commissions and transaction expenses of both Vacasa Holdings and TPG Pace) and amounts paid in respect of shareholder redemptions and including the net cash proceeds resulting from the share issuances contemplated by the Subscription Agreements and the Forward Purchase Agreements (collectively, “Available Cash”), less the Vacasa Cash Consideration, to OpCo in exchange for a number of OpCo Units such that Vacasa, Inc. thereafter held a number of OpCo Units equal to the total number of shares of Vacasa Class A Common Stock and Vacasa Class G Common Stock issued and outstanding immediately after giving effect to the Business Combination. The amount of cash contributed by Vacasa, Inc. to OpCo at the Closing was approximately $      million, net of transaction costs; and

•
on the date of the Closing, in connection with the Vacasa Holdings Recapitalization and Blocker Mergers, as applicable: (a) Vacasa, Inc. sold a number of shares of Vacasa, Inc. Class B Common Stock to each holder of OpCo Units for an amount per share equal to the par value thereof, (b) each Vacasa Holdings unit appreciation right award that was outstanding immediately prior to the Effective Time, whether vested or unvested, was converted into a Vacasa SAR Award covering a number of shares of Vacasa Class A Common Stock determined by application of the exchange ratio agreed pursuant to an allocation schedule to the Business Combination Agreement (which exchange ratio was also applied to adjust the per share exercise price of the Vacasa SAR Award), (c) each option to purchase TK Newco stock that was outstanding immediately prior to the Effective Time, whether vested or unvested, converted into a Vacasa Option, determined by application of the exchange ratio agreed pursuant to an allocation schedule to the Business Combination Agreement (which exchange ratio was also applied to adjust the per share exercise price of the Vacasa Option), (d) each Existing VH Holder entitled to receive a portion of the Vacasa Cash Consideration (other than the owners of the Blockers) sold OpCo Units to Vacasa, Inc. in exchange for its allocable portion of Holdings Vacasa Cash Consideration (at a price of $10 per OpCo Unit), if applicable, and certain rights described in the Tax Receivable Agreements with respect to such OpCo Units sold, and (e) by virtue of each Blocker Merger, the outstanding equity interests in the applicable Blocker converted into the right to receive shares of Vacasa Class A Common Stock (and, if applicable, a portion of the Vacasa Cash Consideration) or other equity interests, and certain rights as set forth in the Tax Receivable Agreements.

The following table summarizes the share ownership of various holders of Vacasa, Inc. securities upon the consummation of the Business Combination, excluding the potential dilutive effect of the exercise or vesting of equity-based compensation awards and Vacasa Class G Common Stock:
	Shares	%
TPG Pace Public Stockholders
Existing VH Holders(1)
Sponsor and Affiliates(2)
PIPE Investors
Forward Purchasers (excluding Affiliates)(3)
Closing shares		100.0%
Class A Common Stock
Class B Common Stock(4)
Closing shares		100.0%

(1)
Excludes           shares, owned by Karl Peterson as a result of his personal investment in the equity of Turnkey, recently acquired by Vacasa Holdings.

(2)
Vacasa Class A Common Stock owned upon conversion of the TPG Pace Class A Shares purchased in the Private Placement and the TPG Pace Class F Shares owned by our Sponsor, taking into account the Sponsor’s agreement regarding the forfeiture of shares. Amounts also include (1)

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
    shares of Vacasa Class A Common Stock issued to the TPG Pace Insiders party to the Forward Purchase Agreements, (2)           , owned by Mr. Peterson as a result of his personal investment in the equity of Turnkey, recently acquired by Vacasa Holdings.
(3)
Excludes           shares of Vacasa Class A Common Stock issued to TPG Pace Insiders party to the Forward Purchase Agreements.

(4)
Shares of voting, non-economic Class B Common Stock issued entirely to each holder of OpCo Units and represent voting interests held by existing unitholders of Vacasa Holdings that continue to hold their direct economic interests through OpCo units in Vacasa Holdings, LLC.

The following table summarizes the share ownership of various holders of Vacasa, Inc. securities upon the consummation of the Business Combination, including the potential dilutive effect of the exercise or vesting of equity based compensation awards and Vacasa Class G Common Stock:
	Shares	%
TPG Pace Public Shareholders
Existing VH Holders(1)
Sponsor and Affiliates(2)
PIPE Investors
Forward Purchasers (excluding Affiliates)(3)
Other Dilutive Equity Instruments(4)
Closing Shares		100.0%
Class A Common Stock
Class B Common Stock(5)
Closing Shares		100.0%

(1)
Excludes                 shares, owned by Karl Peterson as a result of his personal investment in the equity of Turnkey, recently acquired by Vacasa Holdings.

(2)
Vacasa Class A Common Stock owned upon conversion of the TPG Pace Class A Shares purchased in the Private Placement and the TPG Pace Class F Shares owned by our Sponsor, taking into account the Sponsor’s agreement regarding the forfeiture of shares. Amounts also include (1)                 shares of Vacasa Class A Common Stock issued to the TPG Pace Insiders party to the Forward Purchase Agreements, (2)                 owned by Mr. Peterson as a result of his personal investment in the equity of Turnkey, recently acquired by Vacasa Holdings, and (3)           Class G Common Stock Shares.

(3)
Excludes                 shares of Vacasa Class A Common Stock issued to TPG Pace Insiders party to the Forward Purchase Agreements.

(4)
Includes (1) vested and unvested options, (2) vested and unvested SARs, and (3) Employee Equity Units granted to certain executives that are subject to time-based vesting.

(5)
Shares of voting, non-economic Vacasa Class B Common Stock issued entirely to each holder of OpCo Units and represent voting interests held by existing unitholders of Vacasa Holdings that continue to hold their direct economic interests through OpCo Units in Vacasa Holdings, LLC.

The organizational structure following the completion of the Business Combination, as described above, is commonly referred to as an umbrella partnership C corporation (or “Up-C”) structure. This organizational structure allowed certain of the historical holders of Vacasa Holdings OpCo units (the “Flow-Through Sellers”) to retain equity ownership in Vacasa Holdings, an entity that is classified as a partnership for U.S. federal income tax purposes, in the form of common units. The Flow-Through Sellers may exchange their OpCo units (together with the cancellation of an equal number of shares of voting, non- economic Class B Common Stock of Vacasa Inc.) for Class A Common Stock of Vacasa, Inc. or cash, at the election of Vacasa, Inc. In connection with closing the Business Combination, Vacasa, Inc., the owners of the Blockers, and the Flow-Through Sellers entered into a Tax Receivable Agreement. The Tax Receivable Agreement generally provides for the payment by Vacasa, Inc. to certain holders of Vacasa Holdings

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
OpCo units and owners of the Blockers (or their permitted assignees) (collectively, “TRA Holders”) of 85% of the net cash savings, if any, in U.S. federal, state and local income tax or franchise tax that Vacasa, Inc. actually realizes (determined by using certain assumptions) in periods after the Business Combination as a result of (i) certain increases in tax basis that occur as a result of (A) any acquisition of Vacasa Holdings OpCo units from certain Flow-Through Sellers in the Business Combination, (B) future exercises of the redemption rights by the Flow-Through Sellers to exchange their Vacasa Holdings OpCo for shares of Class A Common Stock of Vacasa, Inc. or cash, and (C) payments made under the Tax Receivable Agreement; (ii) any net operating losses or certain other tax attributes that become available to Vacasa, Inc.to offset income or gain realized after the Blocker Mergers; (iii) any existing tax basis associated with Vacasa Holdings, the benefit of which is allocable to Vacasa, Inc. as a result of the exchanges of Vacasa Holdings OpCo units for Class A Common Stock of Vacasa, Inc. or cash; and (iv) tax benefits related to imputed interest deemed to be paid by Vacasa, Inc. as a result of any payments that Vacasa, Inc. makes under the Tax Receivable Agreement. Vacasa, Inc. retains the benefit of the remaining 15% of these cash savings, if any. If Vacasa, Inc. elects to terminate the Tax Receivable Agreement early, or if a change of control occurs (as defined in the Limited Liability Company Agreement of Vacasa Holdings, which includes certain mergers, asset sales and other forms of business combinations), Vacasa, Inc. would be required to make an immediate payment equal to the present value of the anticipated future payments to be made by it to the TRA Holders under the Tax Receivable Agreement (determined by using certain assumptions). Similar accelerated payments may be due in connection with a breach by Vacasa, Inc. of its obligations under the Tax Receivable Agreement or upon the occurrence of certain credit-related events, as set forth in the Tax Receivable Agreement. If there was a redemption of all of the outstanding OpCo Units (other than those held by Vacasa, Inc.), the estimated tax benefits to Vacasa, Inc., subject to the Tax Receivable Agreement, would be approximately $      million offset by related undiscounted payment to the TRA Holders equal to 85% of the benefit received or $      million, based on certain assumptions including but not limited to a $10.00 per share trading price of Vacasa Class A Common Stock, a 21% U.S. federal corporate income tax rate and estimated applicable state and local income tax rates, no material change in U.S. federal income tax law and that Vacasa, Inc. will have sufficient taxable income to utilize such estimated tax benefits. See the section entitled “Risk Factors — Risks Related to the Business Combination and TPG Pace” for additional information on our organizational structure, including the Tax Receivable Agreement.
Accounting for the Business Combination
The Business Combination will be accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, Vacasa, Inc. has been treated as the “acquired” company for financial reporting purposes, with Vacasa Holdings considered to be the accounting acquirer. This determination was primarily based on the Existing VH Holders comprising a relative majority of the voting power of the combined company, Vacasa Holdings’ operations prior to the acquisition comprising the only ongoing operations of Vacasa, Inc., and Vacasa Holdings’ senior management comprising a majority of the senior management of Vacasa, Inc. Accordingly, although Vacasa, Inc. is the legal parent company, for accounting purposes, the financial statements of the combined entity will represent a continuation of the financial statements of Vacasa Holdings, with the Business Combination being treated as the equivalent of Vacasa Holdings issuing stock for the net assets of Vacasa, Inc. accompanied by a recapitalization. The net assets of Vacasa Holdings will be stated at historical costs, with no goodwill or other intangible assets recorded.
Basis of Pro Forma Presentation
The unaudited pro forma condensed combined financial information has been presented for illustrative purposes only and does not necessarily reflect what Vacasa, Inc.’s financial condition or results of operations would have been had the Pro Forma Transactions occurred on the dates indicated. Further, the unaudited pro forma condensed combined financial information also may not be useful in predicting the future financial condition and results of operations of Vacasa, Inc. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The unaudited pro forma condensed financial information also does not give effect to the potential impact of any anticipated synergies, operating efficiencies or cost savings that may result from the Pro Forma Transactions. The adjustments in the unaudited pro forma condensed combined financial information have been identified

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PURSUANT TO 17 C.F.R. SECTION 200.83
and presented to provide relevant information necessary for an accurate understanding of the combined entity upon the closing of the Business Combination.
Following the consummation of the Business Combination, holders of Vacasa Holdings OpCo units or Vacasa Class B Common Stock own an economic interest in Vacasa Holdings shown as redeemable noncontrolling interest outside of permanent equity in the financial statements of Vacasa, Inc. The indirect economic interests are held by the Existing VH unitholders in the form of Vacasa Holdings OpCo Units and an equivalent number of Vacasa Class B Common Stock that can be redeemed at Vacasa, Inc.’s election for Vacasa Class A Common Stock or cash in an amount equal to the fair market value of Vacasa Class A Common Stock.
The following unaudited pro forma condensed combined financial information has been prepared based on the aforementioned historical financial statements and the assumptions and adjustments as described in the notes to the unaudited pro forma condensed combined financial information. The pro forma adjustments are based upon available information currently available and methodologies, as described in the accompanying notes below to the unaudited pro forma condensed combined financial information referred to below. The unaudited pro forma condensed combined financial information is for illustrative purposes only. The financial results may have been different had the companies always been combined. You should not rely on the unaudited pro forma condensed combined financial information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the combined entity will experience. TPG Pace and Vacasa Holdings have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
Unaudited Pro Forma Condensed Combined Balance Sheet
September 30, 2021
(amounts in thousands, except share and per share amounts)
	TPG Pace Solutions Corp.	Vacasa Holdings Adjusted	Reclassification Adjustments	Transaction Accounting Adjustments	Notes	Pro Forma Combined
Assets
Current assets
Cash and cash equivalents	$627	$150,417		$	(A)
					(B)
					(C)
					(E)
					(F)
Restricted cash		135,079
Accounts receivable, net		44,299
Prepaid expenses and other current assets	496	21,091			(F)
Total current assets	1,123	350,886
Property and equipment, net		62,977
Intangible assets, net		217,204
Goodwill		709,962
Other long-term assets		13,090
Deferred tax assets		—			(H)
Investments held in Trust Account	285,000				(A)
Total assets	286,123	1,354,119
Liabilities redeemable preferred units, and members/ Equity
Current liabilities
Accounts payable		$36,747
Funds payable to owners		175,249
Hospitality and sales tax payable		42,348
Deferred revenue		77,654
Future stay credits		32,517
Accrued expenses and other current liabilities		85,925			(T)
					(F)
Accrued formation and offering costs	2,114
Total current liabilities	2,114	450,440
Long-term debt, net of issuance costs		118,057			(G)
Other long-term liabilities		47,958
Tax receivable agreement liability					(I)
Deferred underwriting compensation	9,975	—			(E)
Earnout liability					(J)
Total liabilities	12,089	616,455
Commitments and Contingencies
Redeemable shares
TPG Pace Class A ordinary shares subject to possible redemption; 28,500,000 shares at a redemption value of $10.00 per share	285,000				(K)

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	TPG Pace Solutions Corp.	Vacasa Holdings Adjusted	Reclassification Adjustments	Transaction Accounting Adjustments	Notes	Pro Forma Combined
Redeemable preferred units:
Vacasa Redeemable convertible preferred units; units authorized of 744,886,638; units issued and outstanding of 267,688,054; aggregate liquidation preference of $579,162		1,198,080			(D)
Redeemable noncontrolling interest
Redeemable noncontrolling interest					(L)
Shareholders’ equity
TPG Pace Class F ordinary shares, $0.0001 par value; 30,000,000 shares authorized, 3,166,667 shares issued and outstanding	—				(M)	—
TPG Pace Class G ordinary shares, $0.0001 par value; 30,000,000 shares authorized, 6,333,333 shares issued and outstanding	1				(J)
Class A Common Stock	—				(B)
					(C)
					(D)
					(M)
Class B Common Stock					(D)
Additional paid-in capital	—	578,238			(B)
					(C)
					(D)
					(D)
					(F)
					(G)
					(J)
					(K)
					(L)
					(M)
					(Q)
					(T)
Accumulated deficit	(10,967)	(1,038,654)			(F)
					(L)
					(M)
					(Q)
Total stockholders’ equity/ members’ deficit	(10,966)	(460,416)	—
Total liabilities, redeemable noncontrolling interest and stockholders’ equity/members’ deficit	$286,123	$1,354,119	$—

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
Unaudited Pro Forma Condensed Combined
Statement of Operations for the Nine Months Ended
September 30, 2021
(amounts in thousands, except share and per share amounts)
	TPG Pace Solutions Corp. (Historical)	Vacasa Holdings Adjusted (Pro Forma Combined)	Reclassification Adjustments	Transaction Accounting Adjustments	Notes	Pro Forma Combined
Revenue	$—	$728,516				$
Operating costs and expenses:
Cost of revenue, exclusive of depreciation and amortization shown separately below		343,861			(S)
Operations and support		139,977			(S)
Technology and development		32,881			(S)
Sales and marketing		122,241			(S)
General and administrative		54,614			(S)
					(V)
Depreciation		12,962
Amortization of intangible assets		35,893
Professional expenses and formation costs	2,248
Total operating costs and expenses	2,248	742,429
Loss from operations	(2,248)	(13,913)
Interest income	—	36
Interest expense		(9,219)			(N)
Other income (expense), net		(10,199)
Loss before income taxes	(2,248)	(33,295)
Income tax expense (benefit)		14			(O)
Net loss	(2,248)	(33,309)
Net loss attributable to noncontrolling interest	—	—	—		(P)
Net loss attributable to Vacasa, Inc.	$(2,248)	$(33,309)	$—
Net loss per ordinary share
Class A ordinary shares – basic and diluted	$(0.09)				(R)
Founder Shares and Private Placement shares – basic and diluted	$(1.37)
Weighted average shares outstanding
Class A ordinary shares – basic and diluted	18,050,000
Founder Shares and Private Placement shares – basic and diluted	12,417,914

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
Unaudited Pro Forma Condensed Combined
Statement of Operations for the Twelve Months Ended
December 31, 2020
(amounts in thousands, except share and per share amounts)
	TPG Pace Solutions Corp. (Historical)	Vacasa Holdings Adjusted (Pro Forma Combined)	Reclassification Adjustments	Transaction Accounting Adjustments	Notes	Pro Forma Combined
Revenue	$—	$585,848				$
Operating costs and expenses:
Cost of revenue, exclusive of depreciation and amortization shown separately below		292,673			(S)
Operations and support		140,543			(S)
Technology and development		33,503			(S)
Sales and marketing		104,532			(S)
General and administrative		76,958	—		(S)
					(U)
					(V)
Depreciation		16,441
Amortization of intangible assets		44,577
Total operating costs and expenses	—	709,227	—
Loss from operations	—	(123,379)	—
Interest income	—	467
Interest expense		(7,907)			(N)
Other income (expense), net		(5,578)
Loss before income taxes	—	(136,397)	—
Income tax expense (benefit)		(187)			(O)
Net loss	—	(136,210)	—
Net loss attributable to noncontrolling interest	—	—	—		(P)
Net loss attributable to Vacasa, Inc.	$—	$(136,210)	$—
Net loss per ordinary share
Class A ordinary shares – basic and diluted	$—				(R)
Founder Shares and Private Placement shares – basic and diluted	$—
Weighted average shares outstanding
Class A ordinary shares – basic and diluted	—
Founder Shares and Private Placement shares – basic and diluted	—

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
Note 1 — Basis of Presentation
The unaudited pro forma condensed combined financial information has been adjusted to include transaction accounting adjustments which reflect the application of the accounting required by GAAP. The pro forma adjustments are prepared to illustrate the estimated effect of the Pro Forma Transactions, including: the TurnKey Acquisition, the Business Combination, the PIPE Financing, the Forward Purchase Agreements, and certain other adjustments.
The Business Combination will be accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, Vacasa, Inc. has been treated as the “acquired” company for financial reporting purposes, with Vacasa Holdings considered to be the accounting acquirer. This determination was primarily based on the Existing VH Holders comprising a relative majority of the voting power of the combined company, Vacasa Holdings’ operations prior to the acquisition comprising the only ongoing operations of Vacasa, Inc., and Vacasa Holdings’ senior management comprising a majority of the senior management of Vacasa, Inc. Accordingly, although Vacasa, Inc. was the legal parent company, for accounting purposes, the financial statements of the combined entity will represent a continuation of the financial statements of Vacasa Holdings, with the Business Combination being treated as the equivalent of Vacasa Holdings issuing stock for the net assets of Vacasa, Inc. accompanied by a recapitalization. The net assets of Vacasa Holdings will be stated at historical costs, with no goodwill or other intangible assets recorded.
The pro forma adjustments represent management’s estimates based on information available as of the date of this filing and are subject to change as additional information becomes available and additional analyses are performed. Management considers this basis of presentation to be reasonable under the circumstances.
One-time direct and incremental transaction costs incurred prior to, or concurrent with, the Closing are reflected in the unaudited pro forma condensed combined balance sheet as a direct reduction to the combined entity’s additional paid-in capital and are assumed to be cash settled.
Note 2 — Reclassifications
Certain reclassification adjustments have been made to conform TPG Pace’s historical financial statement presentation to that of Vacasa, Inc.’s as noted below:
a)
TPG Pace’s Accrued formation and offering costs were reclassified to Accrued expenses and other current liabilities on the Unaudited Pro Forma Condensed Combined Balance Sheet. The reclassification has no impact on Total current liabilities.

b)
TPG Pace’s Professional expenses and formation costs were reclassified to General and administrative expenses on the Unaudited Pro Forma Condensed Combined Statement of Operations. The reclassification had no impact on Loss from operations.

Note 3 — Business Combination Accounting Adjustments
The pro forma adjustments included in the unaudited pro forma condensed combined balance sheet as of September 30, 2021, unaudited pro forma condensed statements of operations for the nine months ended September 30, 2021 and for the year ended December 31, 2020 are as follows:
(A)
Represents the reclassifications of Investments held in Trust Account that become available for transaction consideration, transaction expenses and redemption of public shares and the operating activities of Vacasa, Inc. in connection with the Business Combination.

(B)
Represents the gross proceeds of $77.5 million from the sale and issuance, in the PIPE Financing, of                 shares of Vacasa Class A Common Stock with a par value of $0.0001 for a purchase price of $9.50 per share pursuant to certain Subscription Agreements. Accordingly, Cash and cash equivalents increased by $       million, with a corresponding increase in Vacasa Class A Common Stock of $0.0 million and $       million to Additional paid-in capital. Transaction costs incurred related to the PIPE Financing are discussed in adjustment (F) below.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
(C)
Represents the gross proceeds of $122.5 million from the sale and issuance, to certain accredited investors, including TPG Global LLC, a TPG Pace affiliate, of                 Vacasa Class A Common Stock with a par value of $0.0001 for a purchase price of $9.50 per share for the shares purchased by certain accredited investors and $10.00 per share for the shares purchased by TPG Global LLC, pursuant to the Forward Purchase Agreements, as amended. Accordingly, Cash and cash equivalents increased by $       million, with a corresponding increase in Class A Common Stock of $0.0 million and $       million to Additional paid-in capital. Transaction costs incurred related to the Forward Purchase Agreements are discussed in adjustment (F), below.

(D)
Represents an exchange of equity interests in Vacasa Holdings pursuant to their original conversion terms, including all issued and outstanding Series A Redeemable Convertible Preferred Units, Series B Redeemable Convertible Preferred Units, Series B-2 Redeemable Convertible Preferred Units, Series C Redeemable Convertible Preferred Units, Series C-1 Redeemable Convertible Preferred Units, Series C-2 Redeemable Convertible Preferred Units, and Series D-1 Redeemable Convertible Preferred Units, subsequent to the conversation of Vacasa Holdings Senior Secured Convertible Notes to Vacasa Holdings Series D-1 Redeemable Convertible Preferred Units as described in adjustment (G).

As a result of redemptions, in exchange for their equity interests in Vacasa Holdings, Existing VH Holders received                 shares of Vacasa Class A Common Stock with a par value of $0.0001 per share and                 shares of Vacasa Class B Common Stock with a par value of $0.0001 per share, including shares issued to settle the Companies’ vested management incentive units.
(E)
Represents the payment of deferred underwriting fees from the TPG Pace IPO of $      . Accordingly, the payment results in a decrease to Cash and cash equivalents of $      million with a corresponding decrease to Deferred underwriting compensation.

(F)
Reflects $      million of estimated transaction costs at close of the Business Combination, of which $       million was already recorded in Prepaid expenses and other current assets and $       million was already accrued in Accrued expenses and other current liabilities. Of the total, $      million relates to advisory, legal, and other fees to be incurred, $      million relates to PIPE financing fees and $      million relates to Forward Purchase Agreement fees. Of these expenses, $      million are recorded in Additional paid-in capital, $      million are recorded to Prepaid expenses and other current assets, and the remaining $      million are recorded to Accumulated deficit.

(G)
Represents the conversion of Vacasa Holdings Senior Secured Convertible Notes (“D-1 Convertible Notes”) pursuant to the underlying agreement at the close of the Business Combination, including paid-in-kind interest capitalized, to Vacasa Holdings Series D-1 Redeemable Convertible Preferred Units at a conversion rate of $1 per unit, which were subsequently exchanged for           shares of Vacasa Class A and Vacasa Class B Common Stock, with a par value of $0.0001 per share, as described in adjustment (D) above. Accordingly, Additional paid in capital increased by $       million with a corresponding decrease of $       million in Long-term debt.

(H)
Deferred taxes are primarily related to the difference between the financial statement and tax basis in the Vacasa Holdings partnership interests, including legacy step-up basis adjustments, as well as tax attributes (e.g, net operating losses) recorded at Vacasa, Inc. The adjustment related to the deferred tax asset is assuming: (1) the GAAP balance sheet as of September 30, 2021 adjusted for the pro forma entries described herein, (2) estimated tax basis as of September 30, 2021 adjusted for the pro forma entries described herein, (3) a full valuation allowance to offset the deferred tax assets, a constant federal income tax rate of 21.0% and a state tax rate of 5.2% (4.1% net of federal benefit), and (5) no material changes in tax law..

Vacasa, Inc. accrues liabilities or adjusts deferred taxes for unrecognized tax benefits. Vacasa, Inc. has not recorded any unrecognized tax benefits in the unaudited pro forma condensed combined balance sheet as of September 30, 2021, that, if recognized, would affect its annual effective tax rate. However, as Vacasa, Inc. continues to evaluate various accounting considerations, the accounting for uncertain tax positions may change.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
(I)
At closing of the Business Combination, Vacasa, Inc. became party to a tax receivable agreement. At this time, it is not more-likely-than-not that the Company will generate sufficient taxable income to utilize any of the deductions and credits subject to the Tax Receivable Agreement. Therefore, there is not an expectation that there will be any cash tax savings and no liability related to future Tax Receivable Agreement payments has been recorded.

Vacasa, Inc. anticipates that it will account for the income tax effects resulting from future taxable exercises of the redemption or call rights set forth in the Limited Liability Company agreement of Vacasa Holdings by recognizing an increase in deferred tax assets, based on enacted tax rates at the date of each exchange. Further, Vacasa, Inc. will continue to evaluate the likelihood of whether Vacasa, Inc. will realize the benefit represented by the deferred tax asset (along with any additional deductions subject to the Tax Receivable Agreement attributable to any units exchanged or redeemed). If Vacasa Inc. determines it is more-likely-than-not to realize any tax benefits subject to the Tax Receivable Agreement, Vacasa Inc. will record a Tax Receivable Agreement liability in the future..
(J)
Reflects the recording of the liability for contingent earnout share consideration (e.g., Vacasa Class G Common Stock). These shares are outstanding and participate in any dividends, however, earnout shares do not contractually obligate the holders of such shares to participate in losses. These shares are contingently issued to certain Vacasa, Inc. equity holders and will be forfeited if set market share price milestones are not met within a period of 120 months following the Business Combination. The contingent earnout share consideration will be deemed to have been earned in the event of a change of control if the change of control occurs within a period of 120 months post Business Combination. Due to conditions surrounding the change in control of the earnout agreement, the contingent earnout consideration is recorded as a noncurrent liability at the fair market value of the Vacasa Class G Common Stock of $      million, with a corresponding decrease to Additional paid-in capital.

(K)
Reflects the reclassification of the Vacasa Class A Common Stock subject to redemption to Vacasa Class A Common Stock immediately prior to the Closing. Accordingly, this adjustment reflects a decrease in TPG Pace Class A Shares subject to redemption of $       million historically classified outside of shareholders’ equity, with a corresponding                 increase to Additional paid-in capital.

(L)
Represents an adjustment to reflect redeemable noncontrolling interest holders’ economic share of combined equity, pursuant to the post-combination structure of the combined Companies. Following the consummation of the Business Combination, holders of Vacasa Class A Common Stock own direct controlling interests in the results of the combined entity, while the holders of Vacasa Class B Common Stock or Vacasa Holdings OpCo unitholders own an economic interest in Vacasa Holdings shown as redeemable noncontrolling interest outside of permanent equity in the financial statements of Vacasa, Inc. The indirect economic interests are held by the Existing VH unitholders in the form of Vacasa Holdings OpCo Units that can be redeemed at Vacasa, Inc.’s election for Vacasa Class A Common Stock or cash in an amount equal to the fair market value of Vacasa Class A Common Stock.

The following table represents the share of economic interest of the combined entity between the holders of Vacasa Class A Common Stock and indirect economic interests held by the Vacasa Holdings OpCo unitholders in the form of Vacasa Holdings OpCo units and Vacasa Class B Common Stock:
	Economic Interests	% of Economic Interests
Vacasa Inc. Class A Common Stock
Vacasa Holdings OpCo Units
100.0%

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
The redeemable noncontrolling interest may decrease according to the number of shares of Vacasa Class B Common Stock and Vacasa Holdings OpCo units that are exchanged for shares of Vacasa Class A Common Stock. The calculation of redeemable noncontrolling interest is based on the net assets of Vacasa Holdings following the completion of the Business Combination. The contingent earnout shares described in adjustment (J) will be excluded from the calculation of the Companies’ redeemable noncontrolling interest until such time they become vested. Accordingly, redeemable noncontrolling interest increased to      $      million with a corresponding decrease in Additional paid-in capital.
(M)
Represents the conversion of TPG Pace Class F shares with a par value of $0.0001 per share to Vacasa Class A Common Stock with a par value of $0.0001 per share and the elimination of TPG Pace’s historical Accumulated deficit.

(N)
Represents the estimated changes in Vacasa Holdings historical interest expense following the conversion of Vacasa Holdings Senior Secured Convertible Notes (“D-1 Convertible Notes”), including paid-in-kind interest capitalized, to Vacasa Holdings Series D-1 Redeemable Convertible Preferred Units. Accordingly, Interest expense decreased by $       million and $       million for the nine months ended September 30, 2021 and year ended December 31, 2020, respectively.

(O)
Represents the adjustment to record the tax provision for the nine months ended September 30, 2021 and year ended December 31, 2020 of $       million and $       million, respectively, for the combined entities on a pro forma basis. The pro forma effective tax rates for the same periods of       % and       %, respectively, differs from the statutory rates due primarily to the full valuation allowance at Vacasa, Inc. plus additional entity level state and foreign taxes at the Vacasa Holdings partnership level.

(P)
The net loss of Vacasa, Inc. was reduced by the redeemable noncontrolling interest ownership held in the combined entity by the holders of the Class B Common Stock of    %.

(amounts in thousands)	Nine months ended September 30, 2021	Year ended December 31, 2020
Pro forma net loss
Noncontrolling interest percentage
Noncontrolling interest pro forma adjustment
Net loss attributable to Vacasa, Inc.

(Q)
Represents equity-based compensation expense related to UARs held by Vacasa Holdings employees which converted into SARs of Vacasa, Inc. upon closing of the Business Combination. In connection with the execution of the Business Combination Agreement, Vacasa Holdings modified these awards such that the existing performance condition is deemed satisfied upon the consummation of the Business Combination and continued service by the holder for a period of 180 days after the Business Combination. All existing service vesting requirements under the UAR awards were otherwise not modified. The modification results in compensation cost being measured based on the modification date fair value. Upon closing of the Business Combination, Vacasa, Inc. recognized a compensation cost cumulative catch-up adjustment for service rendered from the modification date to closing of the Business Combination. As of September 30, 2021, the assumed date of the Business Combination for purposes of the pro forma balance sheet date , the cumulative catch-up adjustment for the service rendered between the modification date and close of the Business Combination is estimated to be $       million. Accordingly, Additional paid-in capital increases by $       million with a corresponding increase in Accumulated Deficit.

(R)
Represents the net loss per share calculated using the weighted average shares outstanding and the issuance of additional shares of Vacasa Class A Common Stock in connection with the Pro Forma Transactions, assuming that the shares were outstanding since January 1, 2020. As the Pro Forma Transactions are being reflected as if they had occurred at the beginning of the periods presented, the calculation of weighted average shares outstanding for net loss per share assumes that the shares issuable related to the Pro Forma Transactions have been outstanding for the entire period presented.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
The combined financial information have been prepared assuming redemptions. As Vacasa, Inc. was in a net loss, no effect was given to the unvested equity-based compensation awards outstanding, as the inclusion would have been anti-dilutive.
In addition, Vacasa Holdings OpCo units and corresponding Vacasa Class B Common Stock may be exchanged for Vacasa, Class A Common Stock on a one-for-one basis, subject to Vacasa, Inc’s right to acquire each OpCo unit from the OpCo unitholder at Vacasa, Inc.’s election, (i) one share of Vacasa Class A Common Stock, subject to conversion rate adjustments for stock splits, stock dividends and reclassification, or (ii) an equivalent amount of cash. If all Vacasa Holdings OpCo units were to be exchanged immediately following the Business Combination, fully diluted Class A Common Stock outstanding would increase by                 shares for redemptions. In computing the dilutive effect, if any, the net income available to holders of Vacasa Class A Common Stock would increase due to elimination of the redeemable noncontrolling interest associated with the Vacasa Holdings OpCo common units (including any tax impact). For the periods presented, such exchange is not reflected in diluted earnings per share as the assumed exchange is not dilutive.
	Nine months ended September 30, 2021	Year ended December 31, 2020
Pro forma net loss attributable to Vacasa Inc.
Weighted average Class A Common Stock outstanding, basic and diluted
Net loss per share of Class A Common Stock, basic and diluted
TPG Pace Public Stockholders
Vacasa Class A Shareholders
Sponsor and Affiliates
PIPE Investors
Forward Purchasers (excluding Affiliates)
Pro forma shares outstanding, basic and diluted

(S)
Represents equity-based compensation expense associated with the modification of the historical UAR plan of Vacasa Holdings in the amount of $       million and $       million for the nine months ended September 30, 2021, and the year ended December 31, 2020, respectively. Concurrent with the execution of the Business Combination Agreement, the historical Vacasa Holdings UAR awards were modified to allow for replacement by an equivalent number of Vacasa, Inc. SAR Awards, adjusted for any conversion factor, and the existing performance condition will be deemed satisfied upon the consummation of the Business Combination and continued service by the holder for a period of 180 days after the Business Combination. All existing service vesting requirements under the original UAR awards were otherwise not modified. As a result of the modification and the performance condition becoming probable of achievement as of the Business Combination, Vacasa, Inc will record a $       million cumulative catch-up adjustment for equity based compensation expense for the portion of the service period rendered from the modification date to the Business Combination date based on the modification date fair value of the award. Further, Vacasa, Inc, will recognize equity-based compensation expense for the portion of the requisite service rendered after Business Combination date in the periods subsequent to the Business Combination. The pro forma adjustments for expected expense after the Business combination is $       and $       million for the nine months ended September 30, 2021 and the year ended December 31, 2020, respectively. The actual compensation expense that will be recorded at the time of the completion of the Business Combination will be based on the portion of the requisite service period under the awards rendered at that date.

(T)
Represents the reclassification of certain warrant liabilities to permanent equity of $       million recorded in Accrued expenses and other liabilities as the warrants were exercised by the existing Vacasa Holdings investors concurrent with the consummation of the Business Combination.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
(U)
Represents an adjustment for $      million of estimated transaction costs in connection with the Business Combination expected to be incurred during the first annual period post-close. Of the total amount expensed, $      million of such costs are non-recurring and were reflected as if incurred on January 1, 2020, the date the Business Combination occurred for the purposes of the unaudited pro forma condensed combined statements of operations, while the remaining $      million would be amortized ratably during the year ended December 31, 2020. See Adjustment (F).

(V)
Represents $       million of estimated transaction costs by Vacasa in connection with the Business Combination incurred during the nine months ended September 30, 2021 as if incurred on January 1, 2020, the date the acquisition occurred for purposes of the unaudited pro forma condensed combined statements of operations. This is a non-recurring item.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL INFORMATION OF VACASA HOLDINGS
Introduction
The following unaudited pro forma condensed combined financial information is presented to aid you in your analysis of the financial aspects of the completed acquisition of the operations of TurnKey by Vacasa Holdings. On April, 1, 2021, Vacasa Holdings acquired the operations of TurnKey, a provider of property management and marketing services for residential real estate owners in the United States. Pursuant to the acquisition agreement, the Company acquired the operations of TurnKey for cash consideration of $45.0 million and Vacasa Holdings common units with a fair value of approximately $573.8 million. The acquisition of TurnKey expands Vacasa Holdings’ footprint of vacation properties under management in current and adjacent markets. The following unaudited pro forma condensed combined financial information does not give effect to the Business Combination and the transactions related thereto. For additional information, see “Unaudited Pro Forma Condensed Combined Financial Information of Vacasa, Inc.”
The following unaudited pro forma condensed combined financial information presents the combination of the historical financial information of Vacasa Holdings and TurnKey adjusted to give effect to the acquisition of TurnKey by Vacasa Holdings. The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses”. The TurnKey acquisition was consummated on April 1, 2021 and TurnKey financial information is therefore included in Vacasa Holdings’ balance sheet as of September 30, 2021. The unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2021 and the year ended December 31, 2020, combine the historical statements of operations of Vacasa Holdings for such periods and the historical statements of operations of TurnKey for the three months ended March 31, 2021 and the year ended December 31, 2020 on a pro forma basis as if the acquisition, summarized in Note 1 below, had been consummated on January 1, 2020, the beginning of the earliest period presented.
The historical financial information of Vacasa Holdings was derived from the unaudited and audited consolidated financial statements of Vacasa Holdings as of and for the nine months ended September 30, 2021, and for the year ended December 31, 2020, respectively, in each case, included elsewhere in this prospectus/registration statement. The historical financial information of TurnKey was derived from the unaudited and audited financial statements of TurnKey for the three months ended March 31, 2021, and for the year ended December 31, 2020, respectively, in each case, included elsewhere in this prospectus/registration statement. This information should be read together with the accompanying notes to the unaudited pro forma condensed combined financial statements included herein and Vacasa Holdings’ and TurnKey’s unaudited and audited historical financial statements and related notes, the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Vacasa Holdings” and other financial information, in each case included elsewhere in this prospectus/registration statement.
The following unaudited pro forma condensed combined financial information has been prepared based on the aforementioned historical financial statements and the assumptions and adjustments as described in the notes to the unaudited pro forma condensed combined financial information. The pro forma adjustments are based upon available information currently available and methodologies, as described in the accompanying notes below to the unaudited pro forma condensed combined financial information referred to below. The unaudited pro forma condensed combined financial statements are presented for illustrative purposes only and do not purport to represent Vacasa Holdings’ consolidated results of operations or consolidated financial position that would actually have occurred had the acquisition been consummated on the dates assumed or to the consolidated results of operations or consolidated financial position for any future date or period.
The unaudited pro forma adjustments are based on information currently available, assumptions, and estimates underlying the pro forma adjustments and are described in the accompanying notes. Actual results may differ materially from the assumptions used to present the accompanying unaudited pro forma condensed combined financial information.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF
OPERATIONS OF VACASA HOLDINGS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2021
(in thousands)
	Vacasa Holdings Historical	TurnKey Historical, As Adjusted	Transaction Accounting Adjustments	Notes	Vacasa Holdings, as adjusted Pro Forma Combined
Revenue	$696,954	$31,562	$—		$728,516
Operating costs and expenses:
Cost of revenue, exclusive of depreciation and amortization shown separately below	332,455	11,406	—		343,861
Operations and support	132,836	7,141	—		139,977
Technology and development	30,935	1,946	—		32,881
Sales and marketing	114,657	7,584	—		122,241
General and administrative	59,672	5,886	(10,944)	(a)	54,614
Depreciation	12,721	241	—		12,962
Amortization of intangible assets	30,778	—	5,115	(b)	35,893
Total operating costs and expenses	714,054	34,204	(5,829)		742,429
Loss from operations	(17,100)	(2,642)	5,829		(13,913)
Interest income	32	4	—		36
Interest expense	(9,219)	(60)	60	(c)	(9,219)
Other income (expense), net	(10,199)	—	—		(10,199)
Loss before income taxes	(36,486)	(2,698)	5,889		(33,295)
Income tax expense (benefit)	(76)	90	—		14
Net Loss	$(36,410)	$(2,788)	$5,889		$(33,309)

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF
OPERATIONS OF VACASA HOLDINGS
FOR THE YEAR ENDED DECEMBER 31, 2020
(in thousands, except per unit amounts)
	Vacasa Holdings Historical	TurnKey Historical, As Adjusted	Transaction Accounting Adjustments	Notes	Vacasa Holdings, as adjusted Pro Forma Combined
Revenue	$491,760	$94,088	$—		$585,848
Operating costs and expenses:
Cost of revenue, exclusive of depreciation and amortization shown separately below	256,086	36,587	—		292,673
Operations and support	116,192	24,351	—		140,543
Technology and development	27,030	6,473	—		33,503
Sales and marketing	79,971	24,561	—		104,532
General and administrative	57,587	8,427	10,944	(a)	76,958
Depreciation	15,483	958	—		16,441
Amortization of intangible assets	18,817	—	25,760	(b)	44,577
Total operating costs and expenses	571,166	101,357	36,704		709,227
Loss from operations	(79,406)	(7,269)	(36,704)		(123,379)
Interest income	385	82	—		467
Interest expense	(7,907)	(274)	274	(c)	(7,907)
Other income (expense), net	(5,725)	147	—		(5,578)
Loss before income taxes	(92,653)	(7,314)	(36,430)		(136,397)
Income tax expense (benefit)	(315)	128	—		(187)
Net Loss	$(92,338)	$(7,442)	$(36,430)		$(136,210)

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
NOTES TO UNAUDITED PRO FORMA
CONDENSED COMBINED FINANCIAL INFORMATION:
1.
Description of Transaction

Acquisition of TurnKey
On April 1, 2021, Vacasa Holdings acquired the operations of TurnKey, a provider of property management and marketing services for residential real estate owners in the United States. Pursuant to the acquisition agreement, the Company acquired the operations of TurnKey for cash consideration of $45.0 million and Vacasa Holdings common units with a fair value of approximately $573.8 million. The acquisition of TurnKey expands the Vacasa Holdings’ footprint of vacation properties under management in current and adjacent markets.
2.
Basis of Presentation

The unaudited pro forma condensed combined financial statements were prepared in accordance with Article 11 of Regulation S-X, as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses” using the acquisition method of accounting and are based on the historical consolidated financial statements of Vacasa Holdings and TurnKey.
The acquisition method of accounting is based on ASC 805, Business Combinations, and uses the fair value concepts defined in ASC 820, Fair Value Measurement.
ASC 805 requires, among other things, that most assets acquired and liabilities assumed be recognized at their fair values as of the acquisition date. In addition, ASC 805 requires that the consideration transferred be measured at the date the acquisitions are completed at the then-current market price. Definitive allocations of the purchase price may be performed after the transactions close. Any adjustments to the preliminary estimated fair value amounts could have a significant impact on the unaudited pro forma condensed combined financial information contained herein and our future results of operations and financial position.
ASC 820 defines the term “fair value,” sets forth the valuation requirements for any asset or liability measured at fair value, expands related disclosure requirements and specifies a hierarchy of valuation techniques based on the nature of the inputs used to develop the fair value measures. Fair value is defined in ASC 820 as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” This is an exit price concept for the valuation of the asset or liability. In addition, market participants are assumed to be buyers and sellers in the principal (or the most advantageous) market for the asset or liability. Fair value measurements for an asset assume the highest and best use by these market participants. As a result of these standards, Vacasa Holdings may be required to record the fair value of assets which are not intended to be used or sold and/or to value assets at fair value measures that do not reflect Vacasa Holdings’ intended use of those assets. Many of these fair value measurements can be highly subjective, and it is possible that other professionals, applying reasonable judgment to the same facts and circumstances, could develop and support a range of alternative estimated amounts.
Under the acquisition method of accounting, the assets acquired and liabilities assumed will be recorded, as of completion of the acquisition, primarily at their respective fair values and added to those of Vacasa Holdings. Financial statements and reported results of operations of Vacasa Holdings issued after completion of the acquisition will reflect these values but will not be retroactively restated to reflect the historical financial position or results of operations of TurnKey.
Under ASC 805, acquisition-related transaction costs (e.g., advisory, legal and other professional fees) are not included as a component of consideration transferred, but are accounted for as expenses in the periods in which such costs are incurred. Total acquisition-related transaction costs incurred for the acquisition of TurnKey are estimated to be approximately $10.9 million as of nine months ended September 30, 2021.
The unaudited pro forma condensed combined financial information is required to include adjustments which give effect to events that are directly attributable to the acquisition regardless of whether they are

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expected to have a continuing impact on the combined results or are non-recurring. As a result, acquisition-related transaction costs described above are presented in the unaudited pro forma condensed combined consolidated statements of operations for the year ended December 31, 2020 and for the nine months ended September 30, 2021 as if transaction costs were incurred on January 1, 2020.
The unaudited pro forma condensed combined consolidated statement of operations for the nine months ended September 30, 2021 and for the year ended December 31, 2020 have been prepared and should be read in conjunction with, the following:
•
the historical unaudited financial statements of Vacasa Holdings as of and for the nine months ended September 30, 2021 and the related notes included elsewhere in this prospectus/registration statement;

•
the historical unaudited financial statements of TurnKey as of March 31, 2021 and for the three months ended March 31, 2021 and the related notes included elsewhere in this prospectus/registration statement;

•
the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, included elsewhere in this prospectus/registration statement;

•
the historical audited financial statements of Vacasa Holdings as of and for the year ended December 31, 2020 and the related notes included elsewhere in this prospectus/registration statement; and

•
the historical audited financial statements of TurnKey as of and for the year ended December 31, 2020 and the related notes, included elsewhere in this prospectus/registration statement.

Management has made significant estimates and assumptions in its determination of the pro forma adjustments. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented. Further, the unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, or cost savings that may be associated with the acquisition.
The pro forma adjustments reflecting the consummation of the acquisition are based on certain currently available information and certain assumptions and methodologies that Vacasa Holdings believes are reasonable under the circumstances. The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated.
Therefore, it is possible that the actual adjustments will differ from the pro forma adjustments and it is possible the difference may be material. Vacasa Holdings believes that these assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the acquisition based on information available to management at the time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.
The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the acquisition taken place on the date indicated, nor are they indicative of the future consolidated results of operations or financial position of Vacasa Holdings.
3.
Accounting Policies and Reclassifications

The accounting policies used in the preparation of this unaudited pro forma condensed combined financial information are those set out in Vacasa Holdings’ historical audited financial statements as of and for the year ended December 31, 2020. Upon consummation of the acquisition, Vacasa Holdings began a comprehensive review of TurnKey’s accounting policies. As a result of the completion of this review, Vacasa Holdings may identify additional differences between the accounting policies of the two companies which, when conformed, could have a material impact on the combined financial statements.
Certain reclassification and classification adjustments have been made to the unaudited pro forma condensed combined financial information to conform TurnKey’s historical financial statements to Vacasa Holdings’ financial statement presentation, as shown in the table below. Unless otherwise indicated, defined line items included in the footnotes have the meanings given to them in the historical financial statements of Vacasa Holdings.

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TURNKEY
HISTORICAL STATEMENT OF OPERATIONS
THREE MONTHS ENDED MARCH 31, 2021
(in thousands)
	TurnKey Historical, Before Reclassifications	Reclassifications	TurnKey Historical, As Adjusted
Revenues	$30,618	$944	$31,562
Cost of revenues	14,266	(14,266)	—
Operating expenses:
Cost of revenue, exclusive of depreciation and amortization shown separately below		11,406	11,406
Operations and support		7,141	7,141
Technology and development		1,946	1,946
Employee compensation and benefits	9,936	(9,936)	—
Transaction costs	3,495	(3,495)	—
General and administrative	3,006	2,880	5,886
Sales and marketing	2,025	5,559	7,584
Travel	291	(291)	—
Depreciation and amortization	241	(241)	—
Depreciation		241	241
Amortization of intangible assets			—
Total operating expenses	18,994	15,210	34,204
Loss from operations	(2,642)	—	(2,642)
Other income (expense):
Interest income	4		4
Interest expense	(60)		(60)
Other expense, net		—	—
Total other income, net	(56)	—	(56)
Loss before income taxes	(2,698)	—	(2,698)
Income tax expense	90		90
Net loss	$(2,788)	$—	$(2,788)

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TURNKEY
HISTORICAL STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2020
(in thousands)
	TurnKey Historical, Before Reclassifications	Reclassifications	TurnKey Historical, As Adjusted
Revenues	$93,214	$874	$94,088
Cost of revenues	47,439	(47,439)	—
Operating expenses:
Cost of revenue, exclusive of depreciation and amortization shown separately below		36,587	36,587
Operations and support		24,351	24,352
Technology and development		6,473	6,473
Employee compensation and benefits	34,306	(34,306)	—
General and administrative	10,352	(1,925)	8,427
Sales and marketing	5,975	18,586	24,561
Travel	1,306	(1,306)	—
Depreciation and amortization	958	(958)	—
Depreciation		958	958
Amortization of intangible assets			—
Total operating expenses	52,897	48,460	101,357
Loss from operations	(7,122)	(147)	(7,269)
Other income (expense):
Interest income	82		82
Interest expense	(274)		(274)
Other income (expense), net	—	147	147
Total other income, net	(192)	147	(45)
Loss before income taxes	(7,314)	(0)	(7,314)
Income tax expense	128		128
Net loss	$(7,442)	$(0)	$(7,442)

4.
Preliminary Purchase Price Allocation

The unaudited pro forma condensed combined financial information includes various assumptions, including those related to the preliminary purchase price allocation of the assets acquired and liabilities assumed of TurnKey based on fair value measurement. The final purchase price allocation may vary based on final appraisals, valuations and analyses of the fair value of the assets acquired and liabilities assumed. Accordingly, the pro forma adjustments are preliminary and have been made solely for illustrative purposes.
The following table shows the allocation of the purchase price for TurnKey’s assets acquired and liabilities assumed (in thousands):
(In thousands)
Cash Consideration	$45,000
Fair Value of issued Common units of Vacasa Holdings	573,800
Total purchase consideration paid	$618,800

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(In thousands)
Recognized Amounts Of Identifiable Assets Acquired And Liabilities Assumed
Cash and cash equivalents	40,461
Restricted cash	14,444
Accounts receivable, net	3,548
Prepaid expenses and other current assets	7,614
Property and equipment	1,494
Intangible assets	107,600
Accounts payable	(8,446)
Funds payable to owners	(20,393)
Hospitality and sales taxes payable	(5,575)
Deferred revenue	(5,953)
Future Stay Credits	(10,601)
Accrued expenses and other liabilities	(8,474)
Other long-term liabilities	(5,850)
Total identifiable net assets	109,869
Goodwill	508,931
Net Assets Acquired	$618,800
Preliminary identified intangible assets consist of the following, including the estimated amortization expense included in the respective unaudited pro forma condensed combined statements of operation:
Identifiable Intangible Assets	Estimated Fair Value (in thousands)	Estimated Useful Life (in years)	Amortization Expense For The Year Ended December 31, 2020	Amortization Expense For The Three Months Ended March 31, 2021
Homeowner contracts	$102,300	5	$20,460	$5,115
Database and listings	3,400	1	3,400	—
Trademark, trade name, brand name	1,900	1	1,900	—
	$107,600		$25,760	$5,115
This preliminary purchase price allocation has been used to prepare pro forma adjustments in the pro forma condensed combined financial information. The final purchase price allocation will be determined when Vacasa Holdings has evaluated the detailed information, valuations and necessary calculations. The final allocation could differ materially from the preliminary allocation used in the pro forma adjustments.
5.
Pro Forma Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 to illustrate the effect of the acquisition and has been prepared for informational purposes only. Release No. 33-10786 replaces the existing pro forma adjustment criteria with simplified requirements to depict the accounting for the transaction (“Transaction Accounting Adjustments”) and the option to present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). Vacasa Holdings has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the following unaudited pro forma condensed combined financial information.

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Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations
The pro forma adjustments included in the unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2021 and for the year ended December 31, 2020 are as follows:
(a)
Reflects pro forma adjustment to present acquisition-related transaction costs incurred by TurnKey and Vacasa Holdings during the nine months ended September 30, 2021 as if incurred on January 1, 2020, the date the acquisition occurred for the purposes of the unaudited pro forma condensed combined statements of operations. Adjustment includes $10.9 million which was incurred during the nine months ended September 30, 2021. This is a non-recurring item.

(b)
Reflects pro forma adjustment for estimated amortization of acquired TurnKey’s intangible assets. See Note 4 for further information on acquired intangible assets, including preliminary estimated useful lives.

(c)
Reflects elimination of historical interest expense incurred by TurnKey related to i) its Paycheck Protection Program loan which liability was retained by the prior owners of TurnKey and for which Vacasa Holdings was indemnified, and ii) TurnKey’s line-of-credit which was extinguished as a condition of the Business Combination.

6.
Forward-Looking Statements

The unaudited pro forma condensed combined financial information is forward-looking and involves a number of risks and uncertainties. There are a number of important factors that could cause actual events to differ materially from those suggested or indicated by such forward-looking statements and you should not place undue reliance on any such forward-looking statements. These factors include risks and uncertainties related to, among other things: the possibility that the expected synergies from the acquisition of TurnKey will not be realized, or will not be realized within the expected time period; the risk that the business will not be integrated successfully; the possibility that disruption from the acquisition may make it more difficult to maintain business and operational relationships; difficulty in integrating personnel, operations and financial and other controls and systems, and retaining key employees and customers; Vacasa Holdings’ and TurnKey’s ability to accurately predict future market conditions; and the risk of new and changing regulation and public policy in the U.S. These forward-looking statements speak only as of the date of this prospectus/registration statement and Vacasa Holdings does not assume any obligation to update or revise any forward-looking statements, whether as a result of new information, future events and developments or otherwise, except as required by law.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
You should read the following discussion and analysis of our financial condition and results of operations together with the “Selected Historical Financial Information” section of this prospectus and our financial statements and the related notes. This discussion contains forward-looking statements that reflect our plans, estimates, and beliefs that involve risks and uncertainties. As a result of many factors, such as those set forth under the “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” sections and elsewhere in this prospectus, our actual results may differ materially from those anticipated in these forward-looking statements.
Overview
Today we are the leading vacation rental management platform in North America with over 4.8 million Nights Sold in the trailing twelve months ended September 30, 2021. Our integrated technology and operations platform optimizes vacation rental income and home care for homeowners, offers guests a seamless, reliable and high-quality experience with exceptional service, and provides distribution partners with valuable and high- performing inventory.
Since our inception, we have focused primarily on the supply side of the marketplace and on homeowners, who we believe hold the keys to unlocking the next wave of expansion as demand for vacation rentals continues to grow. Our technology and operations allow homeowners to solve critical challenges such as listing creation and merchandising, pricing optimization, multi-channel distribution and demand generation, seamless home care, insights and analytics, smart home enablement and customer support. We help homeowners drive significant incremental income on one of their most valuable assets and turn their vacation homes into high performing vacation rentals. Our marketplace aggregates our homeowners’ listings and enables guests to search, discover and book properties on Vacasa.com, our Guest app and on the booking sites of over 100 distribution partners including Airbnb, Booking.com and Vrbo. Guests staying in Vacasa-listed properties benefit from the peace of mind that their experience will meet high standards of safety, cleanliness, comfort and support.
Our business has experienced strong growth and margin expansion. In fiscal years 2019 and 2020, we generated revenue of $299.3 million and $491.8 million, respectively. For the nine months ended September 30, 2020 and 2021, we generated revenue of $382.9 million and $697.0 million, respectively. In fiscal years 2019 and 2020, we generated net losses of $(84.9) million and $(92.3) million, respectively, representing a net margin of (28)% and (19)%, respectively. For the nine months ended September 30, 2020 and 2021, we generated net losses of $(47.0) million and $(36.4) million, respectively, representing a net margin of (12)% and (5)%, respectively. In fiscal years 2019 and 2020, we generated Adjusted EBITDA of $(66.4) million and $(35.0) million, respectively, representing (22)% and (7)% of revenue, respectively. For the nine months ended September 30, 2020 and 2021, we generated Adjusted EBITDA of $(5.8) million and $39.6 million, respectively, representing (2)% and 6% of revenue, respectively.
Our Business Model
We operate a vertically-integrated vacation rental management platform. We are primarily focused on the supply side of the vacation rentals sector and cultivating an expansive collection of homes in leading vacation rental destinations, allowing homeowners to earn income from their vacation homes and guests to book and experience the high quality supply we bring online. We manage all aspects of the vacation rental experience for homeowners, from listing creation and multi-channel distribution to pricing, marketing optimization and end-to-end property care. We collect nightly rent on behalf of homeowners and earn the majority of our revenue from commissions on rent and from additional reservation-related fees paid by guests when a vacation rental is booked directly through our website or app or through our distribution partners. We also earn revenue from home care solutions offered directly to our homeowners such as home improvement and repair services for a separately agreed upon fee and from providing real estate brokerage services and residential management services to community and homeowner associations.
Our platform is designed for vacation homes of all types, and we primarily focus on homeowners with second homes. We believe the market has become supply constrained, and new vacation homes that are made

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available for online discovery and booking by guests will be met with demand that already exists. Our comprehensive set of capabilities on the supply side unlock the market by removing barriers to renting vacation and second homes, enabling more homeowners to transform their vacation homes into vacation rentals. As more second home buyers focus on financial returns, we believe the income generation capabilities we offer are becoming a meaningful economic factor in their home purchase decision. We are not only bringing incremental supply online but we are optimizing it for this market through our proprietary technology. We have a multi-pronged supply acquisition strategy, which includes expanding the number of vacation rental properties listed on our platform through individual additions, portfolio transactions and strategic acquisitions. Our individual approach onboards individual vacation rental properties through our direct sales force. We utilize our wealth of proprietary and industry data, along with omni-channel marketing and advertising strategies, to maintain a continuously-updated homeowner lead database and strategically deploy our outbound sales reps to target these new homeowner leads. After our outbound reps qualify the leads, our local and central sales executives sign up new homeowners. We employ our individual approach primarily in existing destinations and target homeowners regardless of whether they are currently renting their vacation home. During the year ended December 31, 2020, approximately 20% of the homes we onboarded through our individual approach were not previously rented out. We engage in portfolio transactions and strategic acquisitions to onboard multiple homes in a single transaction. Our portfolio approach identifies, targets and onboards portfolios of homes already being professionally managed by local property managers. We have also completed strategic acquisitions consisting of our acquisitions of Wyndham Vacation Rentals and TurnKey, both of which contributed to our supply growth. Portfolio transactions and strategic acquisitions are accounted for as business combinations.
Homeowners on our platform typically enter into standardized, evergreen contractual arrangements with Vacasa and pay us a commission rate on rent to support the services we provide for them. The homes on our platform are generally exclusive to Vacasa, meaning that every booking for these homes must be coordinated through the Vacasa platform.
We generate bookings by distributing our inventory of homes to guests through our direct channel, which includes Vacasa.com and our mobile app, and across over 100 online distribution channels, including Airbnb, Booking.com and Vrbo. For the year ended December 31, 2020 and the nine months ended September 30, 2021, we generated approximately 35% and 30%, respectively, of our Gross Booking Value through our direct channels (including our Vacasa.com website and mobile app) and 65 % and 70%, respectively, of our Gross Booking Value through our distribution partners. Our guest acquisition strategy for our direct channel is focused on attracting high intent visitors to our platform through search engine optimization, direct traffic, email, and performance marketing channels. As we continue to create supply density across the destinations in which we operate, we expect to see increased bookings from repeat guests, increasing the overall efficiency of our marketplace. When bookings occur through our distribution partners, we pay listing fees for demand generated through these channels. As a marketplace, we do not own the homes that are listed on our platform. As a result, our business model is asset-light and highly capital efficient, as we generally have lower working capital and cash needs compared to non-marketplace providers and, due to our exclusive relationships, we are able to control the calendar and optimize monetization as if we did own the home.
We deploy local operations teams across the over 100 operating markets in which we operate. In some cases, an operating market encompasses more than one destination. These operations teams are critical to our vertically-integrated business model and our ability to attract and onboard new homeowners, deliver a differentiated experience to homeowners and guests, including managing home care, maintenance and support through a single team. We believe our high standards of service and support improve homeowner retention and guest repeat rates, contributing to greater revenue growth over time. We have demonstrated an ability to improve efficiency and operating costs of our local operations teams over time as we build scale and density in markets. We leverage data and insights from the increased supply and activity on our platform to further improve the technology powering our local operations network with more automated dispatching and efficient task routing, among other aspects. As our local operations become more efficient, we are able to improve the profitability of our business over time.
We believe we are still early in the global shift in consumer preferences towards unique stays and experiences that vacation rentals offer over traditional accommodations. As a result, we have consistently

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invested in funding our growth and expanding our operations. We have made substantial investments in sales and marketing and technology and development to identify and onboard the highest value vacation rental supply, as well as in our local operations teams in order to deliver an exceptional service to our customers. In the near-term, we expect to continue to make substantial investments to grow our platform and extend our leadership position.
Transaction Economics
We collect nightly rent on behalf of homeowners and earn the majority of our revenue from commissions on rent and from additional reservation-related fees paid by guests when a vacation rental is booked directly through our website or app or through our distribution partners.
•
Guests:   For each booking on our platform guests are charged a nightly rent that is set by Vacasa. Additionally, guests are charged other service fees, which may include booking, home care, damage waiver, hot tub, pet, and late departure fees. Guests are also charged for applicable lodging taxes and fees that are required to be remitted to local authorities.

•
Homeowners:   We earn a commission based on a percentage of the nightly rent amount. This commission rate is contractually-defined. On average, Vacasa charges homeowners approximately 25 – 30% of nightly rent in exchange for utilizing our technology platform and services. Although not included in the illustrative guest stay example below, homeowners may also pay for value added home care solutions such as interior design, non-standard maintenance, home supplies, and insurance. These transactions are generally unrelated to guest stays.

•
Vacasa:   Vacasa retains a portion of the Gross Booking Value charged to guests after paying out homeowners and applicable taxes and fees remitted to local authorities.

The table below shows an illustrative guest stay at a vacation rental home managed by Vacasa where we collect and remit lodging taxes. The commission rate we earn varies based on the specific homeowner contract and is influenced by the market and characteristics of the vacation rental home. The fees we collect from guests vary based on factors specific to each booking, such as duration, amenities, options selected by the guest, jurisdiction, and booking channel.
Illustrative Guest Stay
Rent:
Nightly rent	$175
Nights sold	4
Total rent	$700
Guest and services fees(1)	$240
Lodging taxes	$60
Total collected from guest (Gross Booking Value)	$1,000
Less: Lodging taxes	(60)
Less: Homeowner payout(2)	$(490)
Total Vacasa revenue	$450

(1)
Includes booking fee, home care fee, and other service fees.

(2)
Represents total rent, less a contractually-defined commission rate earned by Vacasa.

For the majority of our bookings, when we are the merchant of record, we collect the full amount of GBV at the time of booking. For the remainder of bookings, guests may choose to pay in two installments. In either case, we collect our service fees at the time of booking, which contributes to operating cash flow before we recognize revenue over the length of the stay. The portion of rental fees held on behalf of our homeowners are held in either restricted cash or unrestricted cash on the balance sheet depending on local regulations.

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Recent Developments
COVID-19 pandemic
In December 2019, a novel strain of coronavirus disease (“COVID-19”) was reported and in March 2020, the World Health Organization characterized COVID-19 as a global pandemic. The COVID-19 pandemic has forced international, federal, state, and local governments to enforce prohibitions of non-essential activities. Beginning at the end of our first quarter of 2020, we experienced a significant decline in revenue resulting from a decrease in bookings and an increase in cancellations, which in turn impacted Nights Sold. Due to the impact that the reduction in bookings initially had on our financial condition, we issued $108.1 million of senior secured convertible notes (the “D-1 Convertible Notes”) to provide for liquidity and fund other general corporate initiatives. See “Liquidity and Capital Resources.” We also took steps to mitigate the adverse impacts from the COVID-19 pandemic through cost reduction measures, including lower discretionary and overhead spending, as well as temporary employee furloughs, which primarily occurred in the second quarter of 2020. In May 2020, we initiated an internal reorganization and reduction of our workforce, primarily in North America, resulting in the elimination of approximately 850 positions. For the nine months ended September 30, 2020 and the fiscal year ended December 31, 2020, the charges recorded as a result of these reductions were $5.0 million, of which $1.5 million was recorded to operations and support, $1.2 million to sales & marketing, $1.1 million to general and administrative expenses, $1.0 million to technology and development, and $0.2 million to cost of revenue in the consolidated statements of operations.
During the second half of 2020, we experienced a significant increase in bookings and reduction in cancellations, as well as a significant increase in Nights Sold, compared to the second quarter of 2020 and the comparable quarters in 2019. These trends have continued into the first half of 2021. However, there is no guarantee that the trends we have seen in our business in the second half of 2020 and the first half of 2021 will continue in the future. In particular, our additions of new homes were significantly muted in 2020 due to the reduction in sales staff and portfolio spend associated with COVID-19 furloughs, layoffs and cash preservation strategies. As a result, we did not grow our total unit inventory in 2020 as we have historically, which is significantly impacting our revenue growth in 2021. In addition, we experienced significant strength in the fourth quarter of 2020 due to pent up demand from COVID-19 limiting travel in the second and third quarters of 2020, which drove Nights Sold per unit and revenue per unit up above typical seasonal levels.
The full extent to which the COVID-19 pandemic will directly or indirectly impact us over the longer term remains uncertain and dependent on future developments that cannot be accurately predicted at this time, such as the severity and transmission rate of COVID-19, the extent and effectiveness of containment actions taken, including mobility restrictions, the timing, availability, and effectiveness of vaccines, and the impact of these and other factors on travel behavior in general and on our business.
The Coronavirus Aid, Relief and Economic Security Act (“CARES Act”) was signed into law on March 27, 2020. We analyzed the various income tax and non-income tax provisions of the CARES Act based on currently available technical guidance and determined that aside from an impact to the timing of cash flows, there is no material impact to our consolidated financial statements. Specifically, as it relates to us, the CARES Act allows for deferred payment of the employer-paid portion of social security taxes through the end of 2020, with 50% due on December 31, 2021 and the remainder due on December 31, 2022. For the year ended December 31, 2020, we deferred approximately $7.6 million of the employer-paid portion of social security taxes. As of December 31, 2020 and September 30, 2021, the current portion of $3.8 million is included in accrued expenses and other current liabilities and the non-current portion of $3.8 million is included in other long-term liabilities on the consolidated balance sheets. We will continue to assess the effect of the CARES Act and ongoing other government legislation related to the COVID-19 pandemic that may be issued.
Exit from European and Most Latin American Operations
In the second half of the year ended December 31, 2020, management made the decision to realign its business and strategic priorities based on our core operating strengths, as well as the impact COVID-19 had on our international businesses, which resulted in the wind-down of a significant portion of our operations in Europe and most of Latin America by December 31, 2020. These international markets accounted for 2%

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and 1% of revenue for the year ended December 31, 2019 and 2020, respectively. In connection with the wind-down, we recorded restructuring costs of $1.8 million, which primarily consisted of severance costs of $1.3 million and contract termination costs of $0.5 million. Of the total, $1.4 million was recorded to general and administrative expenses, $0.3 million to cost of revenue, and $0.2 million to operations and support in the consolidated statements of operations. While some of these activities are ongoing and are expected to be completed during 2021, the majority of these actions were completed by December 31, 2020.
For the actions taken related to COVID-19 and for our exit from European and most Latin American operations, as of December 31, 2020, we had accrued restructuring charges related to the internal reorganization and restructuring actions of $2.2 million, primarily consisting of accrued severance included in Accrued expenses and other current liabilities on the consolidated balance sheets.
Turnkey acquisition
On April 1, 2021, we acquired the operations of TurnKey, a provider of property management and marketing services for residential real estate owners in the United States. The acquisition of TurnKey advances our strategy to create a premium standard for vacation rentals. The acquisition also increases our market density in regions where we have existing operations and expands our footprint into several other top vacation rental destinations. We acquired TurnKey for purchase consideration consisting of $45.0 million in cash and 161,518,057 common units. The accounting and fair value measurements of the purchase consideration transferred, assets acquired, and liabilities assumed necessary to develop the purchase price allocation is still preliminary and subject to adjustments. See “Unaudited Pro Forma Condensed Combined Financial Information of Vacasa, Inc.” and Note 3 to our consolidated financial statements included elsewhere in this prospectus.
Factors Affecting Our Performance
We believe that the growth and future success of our business depends on many factors. While each of these factors presents significant opportunities for our business, they also pose important challenges that we must successfully address in order to sustain our growth, improve our results of operations, and maintain or increase profitability.
Ability to grow our supply of vacation homes and retain homeowners
We must grow and maintain a broad selection of supply provided by our homeowners to deliver a compelling value and experience for guests. We grow the supply of homes listed on our platform through a scalable and flexible go-to-market strategy that primarily involves individual additions and portfolio transactions. Our individual approach onboards individual vacation rental properties through our direct sales force. Our portfolio approach identifies, targets and onboards portfolios of homes already being professionally managed by local property managers. For the year ended December 31, 2020, 84% of new homes were onboarded via our individual approach and 16% of new homes were onboarded via our portfolio approach. Our homeowner acquisition generally relies on our ability to identify potential vacation homes and generate leads through our omni-channel marketing efforts, the strength and experience of our central and local sales representatives and the ability of our business operations teams to identify and track portfolios of vacation homes.
Ability to execute our individual strategy
We continue to invest in sales and marketing, including our direct sales force, to ramp up our capacity to boost individual additions and increase the number of homes on our platform. We have been able to maintain consistent productivity of our tenured sales representatives over time which is critical for our ability to execute on our individual strategy. Our ability to continue executing our individual additions approach profitably relies on our ability to manage our sales and marketing costs and to enable and maintain strong sales force productivity. We manage our customer acquisition costs to ensure an attractive lifetime value (“LTV”) to customer acquisition cost (“CAC”) ratio. LTV is measured by the cumulative contribution to our platform over a 4.6 year period, the time period consistent with the historical lifetime of homes on our platform. Contribution represents the average annual revenue per property less cost of revenue, allocated adjusted operations and support, and allocated adjusted sales and marketing costs. LTV/CAC excludes

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real estate and HOA revenue and costs. Allocated operations and support costs include customer experience and variable costs associated with local operations. Allocated sales and marketing costs include variable expenses such as guest advertising and listing fees. CAC reflects costs associated with adding an incremental individual unit including homeowner advertising and onboarding labor expenses. We target approximately 4-5x LTV/CAC for our individual additions approach.
Ability to execute our portfolio strategy
Execution of our portfolio approach is critical to our ability to enter new destinations and build local market density at a faster rate than our individual approach. As a result, our portfolio approach contributes to our ability to grow revenue and increase profitability over time. Homes onboarded via our portfolio approach also tend to be mature vacation rentals that have been managed by professional managers in their respective markets, which makes them attractive potential supply for our platform and for our guests. We have added over 10,000 homes to our platform through our portfolio approach from January 1, 2018 through September 30, 2021.
In order to execute our portfolio strategy we need to identify and maintain a robust pipeline of local professionally managed vacation home businesses in new and existing markets, optimize their performance upon onboarding, and enter into transaction arrangements that are on favorable terms. As of September 30, 2021, we have identified over 350,000 homes managed by over 4,500 professional managers that we consider attractive to bring on to our platform. We have demonstrated an ability to improve performance of vacation homes onboarded through this approach. For example, we drove, on average across the portfolios onboarded, a 20% uplift in homeowner rental income per home for the twelve months after joining Vacasa compared to the twelve months prior to joining Vacasa for homes onboarded via the portfolio approach between August 1, 2017 and January 1, 2019. Portfolio transactions are generally accounted for as business combinations. These transactions are generally executed with an initial cash payment with the remaining amount due subject to either a contingent consideration arrangement or through deferred payments to the professional manager. We have historically been able to find professionally managed vacation home businesses willing to transact on favorable terms that generate appropriate returns for our business, and our ability to continue to execute our portfolio strategy relies, in part, on this continued willingness.
Ability to drive homeowner retention
Our ability to retain homeowners depends on our ability to provide peace of mind and income generation to homeowners on our platform, among other benefits. We believe that our end-to-end vertically integrated platform allows for greater control of the homeowner experience and ability to optimize outcomes that deliver greater income over time.
To assess our ability to grow and retain our supply of vacation homes, we track the associated rent and fees that we generate for homes on our platform over time. We track homeowner cohorts, defined as all homes that became active on the Vacasa platform in a specific calendar year. We calculate the rent and fees associated with those homes based on rent and fees generated during each subsequent one-year period. The chart below displays the contribution of each calendar year cohort and demonstrates our strong homeowner retention.

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Ability to attract and retain guests and generate Nights Sold
In order to grow our business, we must attract and retain guests and drive their usage of our platform. We grow Gross Booking Value by driving Nights Sold from new guests and past guests through our own website or mobile app or through distribution partners. Our multi-channel distribution capabilities allow us to distribute our supply across over 100 channels, including our own. With exclusive inventory and control of the calendar we are able to benefit from the demand wherever it occurs. For the year ended December 31, 2020 and the nine months ended September 30, 2021, we generated approximately 35% and 30%, respectively, of our Gross Booking Value through our direct channels (including our Vacasa.com website and Guest app).
Our continued ability to drive Nights Sold and grow Gross Booking Value depends in part on our ability to offer an attractive supply of homes in markets where guests would like to book, and deliver high-quality experiences that increase guest repeat. We attract most guests directly or through unpaid channels. We have also used paid performance marketing to attract guests. Our compelling value proposition to guests increases loyalty and repeat bookings over time. We anticipate we can continue to grow Nights Sold and Gross Booking Value as we increase the supply of homes in existing and new markets, and further improve our optimization of homes on our platform.
Efficiency and cost-effectiveness of our local operations network
We must continue to improve the efficiency of our local operations network in order to maintain or increase profitability at the market-level and achieve overall profitability. A substantial portion of our costs are related to home care and delivering local support to homeowners and guests through our local operations network. Our ability to maintain or improve efficiency relies on the technology that powers our local operations network and the local teams we deploy. Our technology attempts to improve the efficiency of local teams through better task assignment, driving route optimization, real-time home care guidance and other features that we aim to automate and enable through technology. We continue to make significant investments in our technology to enhance our operational capabilities and efficiency over time.
Our ability to provide a cost-effective local operations network is also dependent on the labor costs of our local operations teams. Our local teams comprise a variety of roles and include both full-time employees and contractors. Our ability to operate efficiently across our teams and scale our presence in markets over time depends on our ability to hire for a diversity of roles at reasonable costs given local market dynamics.
Ability to improve market-level economics
We are actively focused on improving our market-level contribution, which we believe reflects the efficiency of our local operations network and the effectiveness of our homeowner acquisition strategies within local markets. We define market-level contribution as the net revenue identifiable to individual homes

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within a particular market during a given period, less the home care expenses, merchant service fees, direct and allocated local operations and central customer service support costs and listing fees associated with such homes during that period. Market-level contribution as a percentage of net revenue represents the market-level contribution of a particular market divided by the net revenue identifiable to the individual homes within that market during the applicable period. Market-level contribution only includes revenue and costs that can be directly tied to individual homes within a market and excludes non-vacation rental service revenue streams and associated costs. We present market-level contribution because we believe it provides useful information to investors regarding the efficiency of our operations within local markets as we achieve greater density. In addition, our market-level operational teams use market-level contribution in conjunction with other operational metrics to assist with evaluating local market performance, including the effectiveness of staffing levels. Market-level contribution is a supplemental measure of our operating performance, is not a measure of financial profitability, and should not be viewed independently of, or as a substitute for, the operating results of our business as determined in accordance with GAAP. Our calculation of market-level contribution may differ from similarly titled metrics presented by other companies.
We have demonstrated an ability to improve market-level contribution over time by growing the number of homes on our platform within each market over time. For the trailing twelve months ended September 30, 2021, our market-level contribution as a percentage of net rent and fees was approximately 900 basis points higher in markets with more than 250 homes compared to markets with less than 150 homes. The percentage of our markets with more than 250 homes has also increased, with 44% of markets above 250 homes as of September 30, 2021 compared with 11% in 2018. Our ability to continue to generate improvements in market-level economics relies on our ability to continue to build scale and density and drive margin expansion through operational efficiencies.

(1)
Top tenured markets reflects Best 25 markets with 7+ years of tenure; Best 25 markets based on home count as of December 31, 2020, excludes markets with no Vacasa presence in 2018 or significant Wyndham integration impact in 2020.

Relationship with distribution partners
Bookings made via our distribution partners account for a majority of our Gross Booking Value. The economic terms of our agreements with our distribution partners can impact our cost structure and ability to generate revenue. We have long-standing positive relationships with many of our top distribution partners, including Airbnb, Booking.com and Vrbo who rely on our exclusive supply to provide a better product on their channels. We anticipate we will be able to maintain our collaborative relationships on reasonable economic terms.
Regulations permitting or limiting our offering
Regulations that permit or limit our homeowners’ ability to offer their homes on our platform impact our growth and penetration in certain geographies. In particular, among other regulations governing short-term rentals, many large cities have placed night caps on short-term rentals of certain types of

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properties, limited short-term rentals to primary residences, or limited the length of a stay. An increase in short-term rental regulations could harm our business and negatively impact our financial performance.
Investments in people and technology
We have made, and expect to continue to make, significant investments to attract and retain employees, particularly engineers, product managers, data scientists, sales personnel, and local operations personnel to expand the capabilities and scope of our platform and enhance the experience for homeowners and guests. The continued improvement of our technology through investment in engineering resources is paramount to enhancing our unique product capabilities. We also plan to invest in sales and marketing activities and personnel to drive homeowner and guest acquisition and increase our brand awareness. We expect to incur additional general and administrative expenses to support our growth and our transition to being a publicly traded company.
Seasonality
Our overall business is seasonal, reflecting typical travel behavior patterns over the course of the calendar year. In addition, each market where we operate has unique seasonality, events, and weather that can increase or decrease demand for our offerings. Certain holidays can have an impact on our revenue by increasing Nights Sold on the holiday itself or during the preceding and subsequent weekends. Typically, our second and third quarters have higher revenue due to increased Nights Sold. Our GBV typically follows the seasonality patterns of Nights Sold. Our operations and support costs also increase in the second and third quarters as we increase our hourly staffing to handle increased activity on our platform in those periods.
In 2020, we saw COVID-19 overwhelm the historical seasonality pattern in our revenue as well as in our key business metrics and non-GAAP measures of Nights Sold, Gross Booking Value and Adjusted EBITDA. These changes were primarily the result of shelter-in-place orders and changing travel preferences relating to the COVID-19 pandemic. We expect this impact on typical seasonality to continue as long as COVID-19 continues to impact travel restrictions and customer preferences globally.
Components of Results of Operations
Sources of Revenue
Our revenue is primarily generated from our vacation rental platform in which we act as the exclusive agent on the homeowners’ behalf to facilitate the reservation transaction between guests and owners. We collect nightly rent on behalf of homeowners and earn the majority of our revenue from commissions on rent and from additional reservation-related fees paid by guests when a vacation rental is booked directly through our website or Guest app or through our distribution partners. In the event a booked reservation made through our website or app is cancelled, we may offer a refund or a future stay credit up to the value of the booked reservation. Future stay credits are recognized as a liability on our consolidated balance sheet. In certain instances, we may also offer a refund related to a completed stay. We account for refunds as a reduction of revenue.
We also earn revenue from home care solutions provided directly to our homeowners such as home maintenance and improvement services, linen and towel supply programs, supplemental housekeeping services, and other related services, for a separately agreed-upon fee.
In addition to our vacation rental platform, we provide other offerings such as real estate brokerage services and residential management services to community and homeowner associations. The purpose of these services is to attract and retain homeowners as customers of our vacation rental platform.
Operating Costs and Expenses
Cost of revenue, exclusive of depreciation and amortization
Cost of revenue, exclusive of depreciation and amortization, consists primarily of employee compensation costs, which includes wages, benefits, and payroll taxes, and outside service costs for

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housekeeping, home maintenance, payment processing fees for merchant fees and chargebacks, laundry expenses, housekeeping supplies, as well as fixed rent payments on certain owner contracts.
We expect that the cost of revenue will increase on an absolute dollar basis for the foreseeable future to the extent our business continues to grow. We expect that cost of revenue as a percentage of revenue will vary from period to period over the short term and decrease over the long term as we continue to invest in order management and our platform to achieve greater scale and operational efficiency.
Operations and support
Operations and support costs consist primarily of compensation costs, which includes wages, benefits, payroll taxes, and equity-based compensation, for employees that support our local operations teams in the field. Also included is the cost of call center customer support, both employees and vendors, and the allocation of facilities and certain corporate costs.
We expect that operations and support costs will continue to increase on an absolute dollar basis for the foreseeable future to the extent our business continues to grow and we continue to invest in our local operations teams to service homeowners and guests. We are investing in near-term initiatives to better assist our customers in order to reduce customer contact rates and improve the operational efficiency of our operations and support organization, which we expect will decrease operations and support costs as a percentage of revenue over the longer term.
Technology and development
Technology and development expenses consist primarily of compensation costs, which includes wages, benefits, payroll taxes, and equity-based compensation, for salaried employees and payments to contractors, net of capitalized expenses, engaged in the design, development, maintenance and testing of our platform, including our websites, mobile applications, and other products. Costs qualifying for capitalization are recorded as a reduction of our technology and development expenses and are capitalized as internal-use software within property and equipment on the consolidated balance sheets. These assets are depreciated over their estimated useful lives and are reported in depreciation on our consolidated statements of operations. Also included within technology and development are information technology costs to support infrastructure, applications and overall monitoring and security of networks, and other costs including for cloud, licensing and maintenance.
We expect technology and development expenses to continue to increase in absolute dollars as we hire more software developers and expand the capabilities and scope of our platform. We anticipate technology and development expenses as a percentage of revenue to stay constant or increase over time as we continue to invest in product features, automation, and efficiency.
Sales and marketing
Sales and marketing expenses consist primarily of compensation costs, which includes wages, sales commissions, benefits, payroll taxes, and equity-based compensation, for our sales force and marketing personnel, payments to distribution partners for guest reservations, digital and mail-based advertising costs for homeowners, advertising costs for search engine marketing and other digital guest advertising, and brand marketing.
We expect that sales and marketing expenses will increase on an absolute dollar basis as we invest to grow our customer base and enhance our brand awareness. However, we expect sales and marketing expenses to decrease as a percentage of bookings as our business grows, although the percentage may fluctuate from period to period depending on fluctuations in the timing and extent of our sales and marketing expenses and business seasonality.
General and administrative
General and administrative expenses primarily consist of personnel related compensation costs, including equity-based compensation, for executive management and administrative employees, including finance and accounting, human resources, communications, and legal, as well as general corporate and director

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and officer insurance. General and administrative costs also include professional services fees, including accounting, legal and consulting expenses, rent expense for corporate facilities and storage, office supplies, and travel and entertainment expenses.
We expect general and administrative expenses to increase in absolute dollars due to the anticipated growth of our business and to meet the increased compliance and reporting requirements associated with our transition to, and operation as, a public company following the transaction, including in compliance, legal, investor relations, insurance, and professional services. We anticipate general and administrative expenses as a percentage of revenue to decrease over time.
Depreciation
Depreciation expense consists of depreciation on capitalized internally developed software costs, furniture and fixtures, buildings and improvements, leasehold improvements, technology software and computer equipment.
Amortization of Intangible Assets
Amortization of intangible asset expense consists of non-cash amortization expense of the acquired intangible assets, primarily homeowner contracts, which are amortized on a straight-line basis over their estimated useful lives.
We expect that depreciation and amortization expenses will increase on an absolute dollar basis as we invest in property and equipment and continue to complete individual additions, portfolio transactions and strategic acquisitions to support the growth in our business. We expect depreciation and amortization expenses as a percentage of revenue over the short term will vary from period to period and decrease over the long term.
Interest Income
Interest income consists primarily of interest earned on our cash and cash equivalents.
Interest Expense
Interest expense consists primarily of interest payable and the amortization of deferred financing costs related to our outstanding debt arrangements. In May 2020, we issued the D-1 Convertible Notes. We accrue cash interest and paid in-kind interest (“PIK interest”) at 3% and 7% per annum, respectively. The cash interest is payable annually in arrears on the anniversary date of the initial closing.
Other income (expense), net
Other income (expense), net consists primarily of the change in fair value of our warrant derivative liabilities, a loss on debt extinguishment in November 2019, and foreign currency exchange gains and losses.
Results of Operations
The following tables set forth our results of operations for the periods presented and as a percentage of our revenue for these periods. The period to period comparisons of our historical results are not necessarily indicative of our results that may be expected in the future.

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	Year Ended December 31, (in thousands)		Nine Months Ended September 30, (in thousands)
	2019	2020	2020	2021
Revenue	$299,281	$491,760	$382,851	$696,954
Operating costs and expenses:
Cost of revenue, exclusive of depreciation and amortization shown separately below(1)	164,466	256,086	187,089	332,455
Operations and support(1)	78,782	116,192	87,193	132,836
Technology and development(1)	16,929	27,030	19,452	30,935
Sales and marketing(1)	70,584	79,971	62,735	114,657
General and administrative(1)	36,289	57,587	38,990	59,672
Depreciation	5,705	15,483	11,381	12,721
Amortization of intangible assets	7,984	18,817	14,519	30,778
Total costs and expenses	380,739	571,166	421,359	714,054
Loss from operations	(81,458)	(79,406)	(38,508)	(17,100)
Interest income	1,050	385	379	32
Interest expense	(1,186)	(7,907)	(4,772)	(9,219)
Other income (expense), net	(3,354)	(5,725)	(4,375)	(10,199)
Loss before income tax	(84,948)	(92,653)	(47,276)	(36,486)
Income tax benefit	76	315	236	76
Net loss	$(84,872)	$(92,338)	$(47,040)	$(36,410)

(1)
Includes equity-based compensation as follows:

	Year Ended December 31, (in thousands)		Nine Months Ended September 30, (in thousands)
	2019	2020	2020	2021
Cost of revenue	$—	$—	$—	$—
Operations and support	—	252	224	86
Technology and development	—	641	407	489
Sales and marketing	—	372	98	1,047
General and administrative	69	2,084	1,143	3,651
Total equity-based compensation expense	$69	$3,349	$1,872	$5,273

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	Year Ended December 31,		Nine Months Ended September 30,
	2019	2020	2020	2021
Revenue	100%	100%	100%	100%
Operating costs and expenses:
Cost of revenue, exclusive of depreciation and amortization shown separately below	55%	52%	49%	48%
Operations and support	26%	24%	23%	19%
Technology and development	6%	5%	5%	4%
Sales and marketing	24%	16%	16%	16%
General and administrative	12%	12%	10%	9%
Depreciation	2%	3%	3%	2%
Amortization of intangible assets	3%	4%	4%	4%
Total costs and expenses	127%	116%	110%	102%
Loss from operations	(27)%	(16)%	(10)%	(2)%
Interest income	—%	—%	—%	—%
Interest expense	—%	(2)%	(1)%	(1)%
Other income (expense), net	(1)%	(1)%	(1)%	(1)%
Loss before income tax	(28)%	(19)%	(12)%	(5)%
Income tax (benefit) expense	—%	—%	—%	—%
Net loss	(28)%	(19)%	(12)%	(5)%
Comparison of the Nine Months Ended September 30, 2020 and 2021
Revenue
	Nine Months Ended September 30,
	2020	2021	$ Change	% Change
	(in thousands, except percentages)
Revenue	$382,851	$696,954	$314,103	82%
Revenue increased by $314.1 million, or 82%, for the nine months ended September 30, 2021, compared to the nine months ended September 30, 2020, primarily driven by an increase of $793.9 million, or 107%, in GBV for Nights Sold on our platform. Nights Sold increased 77% primarily due to the addition of new homes to our platform during fiscal year 2021, including our strategic acquisition of TurnKey. This was partially offset by a $3.3 million reduction in international revenue for the nine months ended September 30, 2021 compared to the same period in 2020 due to the closure of certain international operations in the fourth quarter of 2020.
Cost of revenue
	Nine Months Ended September 30,
	2020	2021	$ Change	% Change
	(in thousands, except percentages)
Cost of Revenue	$187,089	$332,455	$145,366	78%
Percentage of revenue	48.9%	47.7%
Cost of revenue increased by $145.4 million, or 78%, for the nine months ended September 30, 2021, compared to the nine months ended September 30, 2020, due primarily to a $99.2 million increase in personnel-related costs and cleaning supplies, a $31.6 million increase in costs for our home care solutions driven by the increase in Nights Sold on our platform, and a $9.7 million increase in payment processing costs, including chargebacks.

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Cost of revenue as a percentage of revenue decreased 120 basis points for the nine months ended September 30, 2021, compared to the nine months ended September 30, 2020, primarily due to a 390 basis point decrease in costs for our home care solutions and other costs driven by improved operating leverage, as well as increased density and scale of our business, and a 130 basis point decrease in payment processing costs, including chargebacks. These decreases in costs as a percentage of revenue were partially offset by a 380 basis point increase in personnel costs as a result of the COVID-19 pandemic and competition in the industry for labor.
Operations and support
	Nine Months Ended September 30,
	2020	2021	$	%
	(in thousands, except percentages)
Operations and support	$87,193	$132,836	$45,643	52%
Percentage of revenue	22.8%	19.1%
Operations and support costs increased by $45.6 million, or 52%, for the nine months ended September 30, 2021, compared to the nine months ended September 30, 2020, primarily due to a $42.8 million increase in personnel-related expenses in our field and central operations support teams and our customer experience teams to support the increase in Nights Sold.
Operations and support costs as a percentage of revenue decreased 370 basis points for the nine months ended September 30, 2021, compared to the nine months ended September 30, 2020, due primarily to a 200 basis point decrease in personnel-related expenses and 180 basis point decrease in facility-related expenses, both as a percentage of revenue, driven by operational improvements which improved the efficiency of our local operations and support teams, as well as increased density and scale of our business resulting in improved operating leverage.
Technology and development
	Nine Months Ended September 30,
	2020	2021	$	%
	(in thousands, except percentages)
Technology and development	$19,452	$30,935	$11,483	59%
Percentage of revenue	5.1%	4.4%
Technology and development expenses increased by $11.5 million, or 59%, for the nine months ended September 30, 2021, compared to the nine months ended September 30, 2020, due primarily to a $6.0 million increase in software license and maintenance costs and a $5.1 million increase in personnel-related expenses driven by lower headcount in 2020 as part of our response to the pandemic’s impact on our industry and business.
Technology and development expenses as a percentage of revenue decreased by 70 basis points, for the nine months ended September 30, 2021, compared to the nine months ended September 30, 2020, due primarily to increased operating leverage as a result of increasing scale of our business.
Sales and marketing
	Nine Months Ended September 30,
	2020	2021	$	%
	(in thousands, except percentages)
Sales and marketing	$62,735	$114,657	$51,922	83%
Percentage of revenue	16.4%	16.5%
Sales and marketing expenses increased by $51.9 million, or 83%, for the nine months ended September 30, 2021, compared to the nine months ended September 30, 2020, due primarily to a $23.6 million

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increase in listing fees for our distribution partners driven by a 107% increase in GBV, a $19.1 million increase in personnel related costs driven by increased headcount and increased bonuses in 2021, resulting from lower bonuses and headcount in 2020 as part of our response to the pandemic’s impact on our industry and business, and a $9.2 million increase in our homeowner and brand advertising.
Sales and marketing expenses as a percentage of revenue increased 10 basis points for the nine months ended September 30, 2021, compared to the nine months ended September 30, 2020, primarily due to increased advertising to attract homeowners and guests to our platform.
General and administrative
	Nine Months Ended September 30,
	2020	2021	$	%
	(in thousands, except percentages)
General and administrative	$38,990	$59,672	$20,682	53%
Percentage of revenue	10.2%	8.6%
General and administrative expenses increased by $20.7 million, or 53%, for the nine months ended September 30, 2021, compared to the nine months ended September 30, 2020, due to an increase of $9.2 million of personnel-related and professional services costs to support the increasing scale of our business, $7.4 million of costs related to the acquisition of TurnKey Vacation Rentals Inc., a $2.7 million increase in facilities expenses, and $2.4 million in third-party related expenses incurred to prepare for the requirements of being a public company. These increases were partially offset by a $3.5 million decline in bad debt expense.
General and administrative expenses as a percentage of revenue decreased 160 basis points for the nine months ended September 30, 2021, compared to the nine months ended September 30, 2020, due primarily to a 170 basis points decrease in personnel-related and professional services costs as a percent of revenue due to increased operating leverage of our general and administrative teams and a 100 basis point decrease in bad debt expense. These decreases were partially offset by a 140 basis point increase in costs related to the acquisition of TurnKey Vacation Rentals Inc. and third-party related expenses incurred to prepare for the requirements of being a public company.
Depreciation and Amortization of intangible assets
	Nine Months Ended September 30,
	2020	2021	$	%
	(in thousands, except percentages)
Depreciation	$11,381	$12,721	$1,340	12%
Percentage of revenue	3.0%	1.8%
Amortization of intangible assets	$14,519	$30,778	$16,259	112%
Percentage of revenue	3.8%	4.4%
Depreciation expense increased by $1.3 million, or 12%, for the nine months ended September 30, 2021, compared to the nine months ended September 30, 2020, due primarily to continued investment in our platform, including capitalized software to support our products and services.
Amortization of intangible assets increased by $16.3 million, or 112%, for the nine months ended September 30, 2021, compared to the nine months ended September 30, 2020 due to the strategic acquisition of TurnKey Vacation Rentals Inc. and portfolio additions completed during fiscal year 2021.
September 30, 2021, compared to the nine months ended September 30, 2020 due to the strategic acquisition of TurnKey Vacation Rentals Inc. and portfolio additions completed during fiscal year 2021.

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Interest income, Interest expense and Other income (expense), net
	Nine Months Ended September 30,
	2020	2021	$	%
	(in thousands, except percentages)
Interest income	$379	$32	$(347)	(92)%
Percentage of revenue	0.1%	0.0%
Interest expense	$(4,772)	$(9,219)	$(4,447)	93%
Percentage of revenue	(1.2)%	(1.3)%
Other income (expense), net	$(4,375)	$(10,199)	$(5,824)	133%
Percentage of revenue	(1.1)%	(1.5)%
Interest income decreased by $(0.3) million, or (92)%, for the nine months ended September 30, 2021, compared to the nine months ended September 30, 2020, due primarily to the decrease in cash and cash equivalents held in income generating accounts.
Interest expense increased by $(4.4) million, or 93%, for the nine months ended September 30, 2021, compared to the nine months ended September 30, 2020, due primarily to the increase in total borrowings outstanding during the periods. In May 2020, we issued the D-1 Convertible Notes, which contributed to the overall increase year over year.
Other income (expense), net increased by $(5.8) million, or 133%, for the nine months ended September 30, 2021, compared to the nine months ended September 30, 2020, due primarily to the increase in the fair value of our warrant derivative liabilities.
Comparison of the Years Ended December 31, 2019 and 2020
Revenue
	Year Ended December 31,
	2019	2020	$ Change	% Change
	(in thousands, except percentages)
Revenue	$299,281	$491,760	$192,479	64%
Revenue increased by $192.5 million, or 64%, for the year ended December 31, 2020, compared to the year ended December 31, 2019, primarily driven by an increase of $144.2 million in revenue arising from an increase of $346.9 million, or 59%, in GBV for Nights Sold on our platform. Nights Sold increased 46% primarily due to our acquisition of the Wyndham Vacation Rental business. Additionally, revenue increased by $27.7 million from the expansion of our real estate and community association management services as part of our acquisition of the Wyndham Vacation Rentals business.
Cost of revenue
	Year Ended December 31,
	2019	2020	$ Change	% Change
	(in thousands, except percentages)
Cost of revenue, exclusive of depreciation and amortization	$164,466	$256,086	$91,620	56%
Percentage of revenue	55.0%	52.1%
Cost of revenue increased by $91.6 million, or 56%, for the year ended December 31, 2020, compared to the year ended December 31, 2019, due primarily to a $38.9 million increase in our housekeeping and supplies expenses, a $24.0 million increase in costs related to our real estate brokerage services and community association management services, a $15.3 million increase in expenses for services performed for our

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homeowners, such as repair and maintenance activities, and a $14.5 million increase in payment processing costs, including chargebacks.
Cost of revenue as a percentage of revenue decreased 290 basis points for the year ended December 31, 2020, compared to the year ended December 31, 2019, primarily due a 440 basis point decrease in costs for our vacation rental platform and a 240 basis point decrease in costs for our home care solutions provided to our homeowners and community associations under management, both driven by product and operational improvements which improved the efficiency of our local operations teams, as well as increased density and scale of our business. The decrease in costs as a percentage of revenue were partially offset by a 390 basis point increase in other costs, including costs to support our real estate services and community association management services, as the result of expansion of these product offerings from the purchase of the Wyndham Vacation Rentals business.
Operations and support
	Year Ended December 31,
	2019	2020	$ Change	% Change
	(in thousands, except percentages)
Operations and support	$78,782	$116,192	$37,410	47%
Percentage of revenue	26.3%	23.6%
Operations and support costs increased by $37.4 million, or 47%, for the year ended December 31, 2020, compared to the year ended December 31, 2019, due primarily to $28.8 million increase in personnel-related expenses in our field and central operations support teams and our customer experience teams, and a $7.8 million increase in facility related expenses.
Operations and support costs as a percentage of revenue decreased 270 basis points for the year ended December 31, 2020, compared to the year ended December 31, 2019, due primarily to a 240 basis point decrease in personnel-related expenses for our operations and support teams driven by improved operating leverage as our business scales.
Technology and development
	Year Ended December 31,
	2019	2020	$ Change	% Change
	(in thousands, except percentages)
Technology and development	$16,929	$27,030	$10,101	60%
Percentage of revenue	5.7%	5.5%
Technology and development expenses increased by $10.1 million, or 60%, for the year ended December 31, 2020, compared to the year ended December 31, 2019, due primarily to a $6.3 million increase in personnel-related expenses driven by lower capitalization of internally developed software and a $4.0 million increase in software license and maintenance costs as the result of investments in our IT infrastructure.
Sales and marketing
	Year Ended December 31,
	2019	2020	$ Change	% Change
	(in thousands, except percentages)
Sales and marketing	$70,584	$79,971	$9,387	13%
Percentage of revenue	23.6%	16.3%
Sales and marketing expenses increased by $9.4 million, or 13%, for the year ended December 31, 2020, compared to the year ended December 31, 2019, due primarily to a $12.4 million increase in listing fees from

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our distribution partners, partially offset by a $2.8 million decrease in homeowner and brand advertising costs and other sales and marketing related expenses.
Sales and marketing expenses as a percentage of revenue decreased 730 basis points for the year ended December 31, 2020, compared to the year ended December 31, 2019, due primarily to increased operating leverage of our marketing teams as well as increased efficiency in our homeowner and guest acquisition efforts.
General and administrative
	Year Ended December 31,
	2019	2020	$ Change	% Change
	(in thousands, except percentages)
General and administrative	$36,289	$57,587	$21,298	59%
Percentage of revenue	12.1%	11.7%
General and administrative expenses increased by $21.3 million, or 59%, for the year ended December 31, 2020, compared to the year ended December 31, 2019, due primarily to a $7.9 million increase in personnel-related expenses and a $3.0 million increase in facilities-related expenses, both driven by the acquisition of the Wyndham Vacation Rentals business in the fourth quarter of 2019, a $5.1 million increase in bad debt expense, a $3.0 million increase in tax reserves, and a $1.2 million increase in third-party related expenses incurred to prepare for the requirements of being a public company.
Depreciation and Amortization of intangible assets
	Year Ended December 31,
	2019	2020	$ Change	% Change
	(in thousands, except percentages)
General and administrative	$5,705	$15,483	$9,778	171%
Percentage of revenue	1.9%	3.1%
Amortization of intangible assets	$7,984	$18,817	$10,833	136%
Percentage of revenue	2.7%	3.8%
Depreciation expense increased by $9.8 million, or 171%, for the year ended December 31, 2020, compared to the year ended December 31, 2019, due primarily to continued growth through portfolio transactions and strategic acquisitions, including Wyndham Vacation Rentals, and the development of capitalized software to support our products and services.
Amortization of intangible assets increased by $10.8 million, or 136%, for the year ended December 31, 2020, compared to the year ended December 31, 2019, due primarily to the amortization of intangible assets acquired through the strategic acquisition of the Wyndham Vacation Rentals business.
Interest income, Interest expense and Other income (expense), net
	Year Ended December 31,
	2019	2020	$ Change	% Change
	(in thousands, except percentages)
Interest income	$1,050	$385	$(665)	(63)%
Percentage of revenue	0.4%	0.1%
Interest expense	$(1,186)	$(7,907)	$(6,721)	567%
Percentage of revenue	(0.4)%	(1.6)%
Other income (expense), net	$(3,354)	$(5,725)	$(2,371)	71%
Percentage of revenue	(1.1)%	(1.2)%
Interest income decreased by $(0.7) million, or (63)%, for the year ended December 31, 2020, compared to the year ended December 31, 2019, due primarily to a significant decrease in yield after interest rates fell in the first quarter of 2020.

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Interest expense increased by $(6.7) million, or 567%, for the year ended December 31, 2020, compared to the year ended December 31, 2019, due primarily to the increase in total borrowings outstanding during the period. In May 2020, we issued the D-1 Convertible Notes, which contributed to the overall increase year over year.
Other income (expense), net increased by $(2.4) million, or 71%, for the year ended December 31, 2020, compared to the year ended December 31, 2019, due primarily to the increase in the fair value of our warrant derivative liabilities.
Quarterly Results of Operations
The following table sets forth our unaudited quarterly consolidated results of operations data for each of the quarterly periods indicated, as well as the percentage that each line item represents of our revenue for each quarter presented. The information for each quarter has been prepared on a basis consistent with our audited consolidated financial statements included in this prospectus, and reflect, in the opinion of management, all adjustments of a normal, recurring nature that are necessary for a fair statement of the financial information contained in those financial statements. Our historical results are not necessarily indicative of the results that may be expected in the future, and our results for any quarter are not necessarily indicative of the results that may be expected for a full year or any other period. The following quarterly financial data should be read in conjunction with our consolidated financial statements included elsewhere in this prospectus.
Quarterly Unaudited Consolidated Statements of Operations
	Three Months Ended
	Sep.30, 2019	Dec.31, 2019	Mar. 31, 2020	Jun.30, 2020	Sep.30, 2020	Dec.31, 2020	Mar. 31, 2021	Jun.30, 2021	Sep.30, 2021
	(in millions)
Revenue	$97.7	$81.7	$113.4	$83.3	$186.1	$108.9	$129.4	$237.6	$329.9
Operating costs and expenses:
Cost of revenue, exclusive of depreciation and amortization shown separately below(1)	46.5	52.5	62.8	41.6	82.7	69.0	75.6	118.4	138.5
Operations and support(1)	18.4	28.7	31.4	21.1	34.7	29.0	30.3	47.1	55.4
Technology and development(1)	3.6	6.4	8.5	4.1	6.8	7.6	7.5	11.1	12.3
Sales and marketing(1)	17.6	23.6	26.7	13.6	22.5	17.2	25.5	39.2	49.9
General and administrative(1)	8.8	14.2	12.3	11.4	15.3	18.6	21.4	18.9	19.3
Depreciation	1.6	2.0	3.7	3.8	3.9	4.1	4.1	4.2	4.4
Amortization of intangible assets	1.3	3.1	4.8	4.9	4.8	4.3	4.7	12.1	14.0
Total operating costs and expenses	97.8	130.5	150.2	100.5	170.7	149.8	169.2	251.0	293.9
Income (loss) from operations	(0.1)	(48.8)	(36.8)	(17.2)	15.4	(40.9)	(39.8)	(13.3)	36.0
Interest income	0.2	0.4	0.3	0.1	—	—	—	—	—
Interest expense	(0.4)	(0.3)	(0.2)	(1.5)	(3.1)	(3.1)	(2.8)	(3.1)	(3.3)
Other income (expense), net	(0.2)	(3.1)	(0.3)	(1.0)	(3.0)	(1.4)	(6.7)	(3.6)	0.2
Income (loss) before income tax	(0.6)	(51.7)	(37.0)	(19.6)	9.3	(45.4)	(49.3)	(20.0)	32.9
Income tax benefit (expense)	(0.1)	0.3	0.1	0.1	0.1	0.1	—	0.1	(0.1)
Net income (loss)	$(0.7)	$(51.5)	$(36.9)	$(19.5)	$9.4	$(45.3)	$(49.3)	$(19.9)	$32.8

(1)
Includes equity-based compensation expense as follows:

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	Three Months Ended
	Sep.30, 2019	Dec.31, 2019	Mar. 31, 2020	Jun.30, 2020	Sep.30, 2020	Dec.31, 2020	Mar. 31, 2021	Jun.30, 2021	Sep.30, 2021
	(in millions)
Cost of revenue	$—	$—	$—	$—	$—	$—	$—	$—	$—
Operations and support	—	—	—	—	0.2	0.1	—	0.1	0.0
Technology and development	—	—	—	—	0.4	0.2	0.2	0.1	0.2
Sales and marketing	—	—	—	—	0.1	0.3	0.2	0.4	0.4
General and administrative	—	0.1	—	0.7	0.5	0.9	0.4	1.6	1.7
Total equity-based compensation expense	$—	$0.1	$—	$0.7	$1.2	$1.5	$0.8	$2.2	$2.3
Quarterly Consolidated Statements of Operations, as a percentage of revenue
	Three Months Ended
	Sep.30, 2019	Dec.31, 2019	Mar. 31, 2020	Jun.30, 2020	Sep.30, 2020	Dec.31, 2020	Mar. 31, 2021	Jun.30, 2021	Sep.30, 2021
Revenue	100%	100%	100%	100%	100%	100%	100%	100%	100%
Operating costs and expenses:
Cost of revenue, exclusive of depreciation and amortization shown separately below	48%	64%	55%	50%	44%	63%	58%	50%	42%
Operations and support	19%	35%	28%	25%	19%	27%	23%	20%	17%
Technology and development	4%	8%	8%	5%	4%	7%	6%	5%	4%
Sales and marketing	18%	29%	24%	16%	12%	16%	20%	16%	15%
General and administrative	9%	17%	11%	14%	8%	17%	17%	8%	6%
Depreciation	2%	2%	3%	5%	2%	4%	3%	2%	1%
Amortization of intangible assets	1%	4%	4%	6%	3%	4%	4%	5%	4%
Total operating costs and expenses	100%	160%	132%	121%	92%	138%	131%	106%	89%
Income (loss) from operations	—%	(60)%	(32)%	(21)%	8%	(38)%	(31)%	(6)%	11%
Interest income	—%	—%	—%	—%	—%	—%	—%	—%	—%
Interest expense	—%	—%	—%	(2)%	(2)%	(3)%	(2)%	(1)%	(1)%
Other income (expense), net	—%	(4)%	—%	(1)%	(2)%	(1)%	(5)%	(2)%	—%
Income (loss) before income tax	(1)%	(63)%	(33)%	(24)%	5%	(42)%	(38)%	(8)%	10%
Income tax benefit (expense)	—%	—%	—%	—%	—%	—%	—%	—%	—%
Net income (loss)	(1)%	(63)%	(33)%	(23)%	5%	(42)%	(38)%	(8)%	10%
Quarterly Trends
Revenue
Our revenue has increased every quarter compared to the same quarter in the prior year for all periods presented primarily due to increases in both GBV and Nights Sold. We generally experience seasonality in alignment with the travel season as revenue is recognized based on completed stays. Revenue is generally lowest in the first quarter as guests plan vacations for later in the year and generally highest in the third quarter as it is peak travel season for North America. However, seasonality in recent periods may be overshadowed due to the growth of our business, both organically through individual additions, as well as through portfolio transactions and strategic acquisitions, in addition to the impacts of the COVID-19 pandemic. Revenue in the second quarter of 2020 significantly decreased as the COVID-19 pandemic disrupted travel across the world and resulted in fewer Nights Sold for the period.

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Operating costs and expenses
Our operating costs and expenses have decreased as a percentage of revenue every quarter compared to the same quarter in the prior year for all periods presented primarily due to increased operating leverage from improvements in our platform and operating efficiencies driven by the increasing scale and density of our business. Our quarterly operating results may fluctuate due to various factors affecting our performance, including seasonality. We generally experience seasonality in alignment with the North America travel cycle, in which we generally incur higher costs in the first and second quarters as guests plan vacations for later in the year and we incur period based costs related to these bookings; whereas, in the third quarter we generally incur lower costs as guests complete their stays during peak season for North America. Changes in our booking activity are generally reflected in costs ahead of revenue in our financial results as most booking costs are recorded in the period the booking occurs.
Key Business Metrics and Non-GAAP Financial Measures
We track the following key business metrics and non-GAAP financial measures to evaluate our performance, identify trends, formulate financial projections, and make strategic decisions. Accordingly, we believe that these key business metrics and non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our results of operations in the same manner as our management team. These key business metrics and non-GAAP financial measures are presented for supplemental informational purposes only, should not be considered a substitute for financial information presented in accordance with GAAP, and may be different from similarly titled metrics or measures presented by other companies.
	Twelve Months Ended		Three Months Ended
(in thousands, except GBV per Night Sold)	Dec. 31, 2019	Dec. 31, 2020	Sep. 30, 2019	Dec. 31, 2019	Mar. 31, 2020	Jun. 30, 2020	Sep. 30, 2020	Dec. 31, 2020	Mar. 31, 2021	Jun. 30, 2021	Sep. 30, 2021
Gross Booking Value (“GBV”)	$588,566	$935,447	$199,956	$138,526	$200,636	$148,153	$393,571	$193,087	$245,877	$514,201	$776,150
Nights Sold	2,052	3,005	644	514	739	449	1,113	704	824	1,407	1,840
GBV per Night Sold	$287	$311	$310	$270	$271	$330	$354	$274	$298	$365	$422
Gross Booking Value
Gross Booking Value (“GBV”) represents the dollar value of bookings from our distribution partners as well as those booked directly on our platform related to Nights Sold during the period and cancellation fees for bookings cancelled during the period (which may relate to bookings made during prior periods). GBV is inclusive of amounts charged to guests for rent, fees, and the estimated taxes a guest pays when we are responsible for collecting tax.
Growth in GBV reflects our ability to attract homeowners, either through means of individual additions, portfolio transactions or strategic acquisitions, retain homeowners and guests, optimize the availability and sale throughput of nights inventory, and reflects growth in Nights Sold and the pricing of rents, fees, and estimated taxes a guest pays.
Through the nine months ended September 30, 2021, GBV has increased to $1,536.2 million, a 107% increase compared to the same period in 2020. The increases were primarily driven by growth of new homes and Nights Sold.

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In the year ended December 31, 2020, GBV increased to $935 million, a 59% increase compared to the year ended December 31, 2019. This increase was primarily driven by our acquisition of Wyndham Vacation Rentals in October 2019.
We experience seasonality in our GBV that is consistent with the seasonality of Nights Sold as described below.
As we continue to add new homes to our platform, optimize their pricing and distribution, retain homeowners and guests, and grow Nights Sold, we expect Gross Booking Value to continue to grow.
Nights Sold
We define Nights Sold as the total number of nights stayed by guests on our platform in a given period. Nights Sold is a key measure of the scale and quality of supply on our platform and our ability to generate demand and manage yield on behalf of our homeowners. We experience seasonality in the number of Nights Sold. Typically, the second and third quarters of the year each have higher Nights Sold than the first and fourth quarters, as guests tend to travel during the peak travel season.
Through the nine months ended September 30, 2021, Nights Sold increased to 4.1 million, or 77% growth compared to the same period in 2020. The increase in Nights Sold was driven by growth of new homes, continued improvements to our yield management tools, and increased guest demand for travel due

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to relaxation of COVID-19 restrictions in some of our markets. However, the increase in guest demand in those markets was partially offset by key markets where COVID-19 restrictions remained in place. We believe the circumstances that partially offset the increase in Nights Sold due to the COVID-19 pandemic are likely to diminish in the future.
In the year ended December 31, 2020, Nights Sold increased to 3 million, a 46% increase compared to the year ended December 31, 2019. The increase in Nights Sold was driven primarily by the acquisition of Wyndham Vacation Rentals in October 2019 and continued improvements to our yield management tools, and was partially offset by a reduction in guest demand for travel due to the impacts of the COVID-19 pandemic, which decreased demand in the second quarter of 2020 compared to the second quarter of 2019 before demand outpaced expected growth in the third quarter of 2020 as restrictions relaxed.
As we continue to add new homes to our platform in existing and new markets and optimize their availability, pricing occupancy, and distribution, we expect Nights Sold to continue to grow.
Gross Booking Value per Night Sold
Gross Booking Value per Night Sold (“GBV per Night Sold”) represents the dollar value of each night stayed by guests on our platform in a given period. GBV per Night Sold reflects the pricing of rents, fees, and estimated taxes a guest pays.

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Growth in GBV per Night Sold reflects our ability to optimize pricing and throughput of the homes on our platform, which helps to create higher performing inventory.
Through the nine months ended September 30, 2021, GBV per Night Sold increased to $377, a 17% increase compared to the same period in 2020. The increase in GBV per Night Sold was primarily driven by yield management optimization.
In the year ended December 31, 2020, GBV per Night Sold increased to $311 per Night Sold, an 8% increase compared to the year ended December 31, 2019. The increase in GBV per Night Sold was primarily driven by yield management optimization.
We continue to optimize existing supply, drive platform innovation, and add new features to expand our technological advantage to help improve our yield management.
Adjusted EBITDA
Adjusted EBITDA is defined as net loss excluding: (1) depreciation and acquisition-related items consisting of amortization of intangible assets and impairments of goodwill and intangible assets, if applicable; (2) interest income and expense; (3) any other income or expense not earned or incurred during our normal course of business; (4) any income tax benefit or expense; (5) equity-based compensation costs; (6) one-time costs related to strategic business combinations; and (7) restructuring costs. We believe this measure is useful for analysts and investors as this measure allows a more meaningful comparison between our performance and that of our competitors. The above items are excluded from our Adjusted EBITDA measure because these items are non-cash in nature or the amount and timing of these items is unpredictable or one-time in nature, not driven by the performance of our core business operations and renders comparisons

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with prior periods and competitors less meaningful. Adjusted EBITDA as a percentage of Revenue is calculated by dividing Adjusted EBITDA for a period by Revenue for the same period.
Adjusted EBITDA is not defined by or presented in accordance with GAAP, has significant limitations as an analytical tool, should be considered as supplemental in nature, and is not meant as a substitute for net loss or any other financial information prepared in accordance with GAAP. We believe Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our results of operations, is frequently used by these parties in evaluating companies in our industry, and provides a useful measure for period-to-period comparisons of our business performance. Moreover, we present Adjusted EBITDA in this prospectus because it is a key measurement used by our management internally to make operating decisions, including those related to analyzing operating expenses, evaluating performance, and performing strategic planning and annual budgeting.
In the nine months ended September 30, 2021, Adjusted EBITDA increased to $39.6 million, compared to $(5.8) million in the same period in 2020. The increases in Adjusted EBITDA are primarily driven by our continued investment in the growth of our platform and offering for both homeowners and guests. In the nine months ended September 30, 2021, Adjusted EBITDA as a percentage of Revenue increased to 6%, compared to (2)% in the same period in 2020.
In the year ended December 31, 2020, Adjusted EBITDA increased to $(35.0) million, compared to $(66.4) million in the year ended December 31, 2019. The increase was primarily due to improvements in cost of revenue as a percentage of Revenue, driven by operational efficiencies and increased density in markets, as well as controlled operating expense growth as a percentage of Revenue. In the year ended December 31, 2020, Adjusted EBITDA as a percentage of Revenue increased to (7)%, compared to (22)% in the year ended December 31, 2019.
Seasonal trends in our reservation stays impact Adjusted EBITDA for any given quarter. Typically, the second and third quarters of the year have higher Adjusted EBITDA and Adjusted EBITDA as a percentage of Revenue, as fixed costs are allocated across a larger number of guest reservations. We expect Adjusted EBITDA and Adjusted EBITDA as a percentage of Revenue to fluctuate in the near term due to this seasonality and as we continue to invest in our supply growth engine and technology platform, and improve over the medium to long term as we achieve operating leverage from scale and density.
	Three Months Ended
	Sep.30, 2019	Dec.31, 2019	Mar. 31, 2020	Jun.30, 2020	Sep.30, 2020	Dec.31, 2020	Mar. 31, 2021	Jun.30, 2021	Sep.30, 2021
	(in millions)
Adjusted EBITDA	$2.8	$(42.4)	$(24.8)	$(6.4)	$25.4	$(29.2)	$(23.7)	$6.5	$56.9
Adjusted EBITDA % of Revenue	3%	(52)%	(22)%	(8)%	14%	(27)%	(18)%	3%	17%
TTM Adjusted EBITDA	$(49.8)	$(66.4)	$(76.1)	$(70.8)	$(48.1)	$(35.0)	$(33.9)	$(21.0)	$10.5
TTM Adjusted EBITDA % of Revenue	(19)%	(22)%	(21)%	(19)%	(10)%	(7)%	(7)%	(3)%	1%
Although we use Adjusted EBITDA as described above, Adjusted EBITDA has significant limitations as an analytical tool, including that it:
•
does not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments;

•
does not reflect changes in, or cash requirements for, our working capital needs;

•
does not reflect the interest expense, or the cash required to service interest or principal payments, on our debt;

•
does not reflect our tax expense or the cash required to pay our taxes; and

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•
although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and such measure does not reflect any cash requirements for such replacements.

Due to these limitations, Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. In addition, other companies in our industry may calculate this measure differently than we do, thereby further limiting its usefulness as a comparative measure. We compensate for these limitations by relying primarily on our GAAP results and using Adjusted EBITDA only supplementally.
The following tables reconcile net income (loss) to Adjusted EBITDA.
	Three Months Ended
	Sep.30, 2019	Dec.31, 2019	Mar. 31, 2020	Jun.30, 2020	Sep.30, 2020	Dec.31, 2020	Mar. 31, 2021	Jun.30, 2021	Sep.30, 2021
	(in millions)
Net Income (Loss)	$(0.7)	$(51.5)	$(36.9)	$(19.5)	$9.4	$(45.3)	$(49.3)	$(19.9)	$32.8
Add back:
Depreciation and amortization of intangible assets	2.9	5.1	8.4	8.7	8.8	8.4	8.8	16.3	18.4
Interest income	(0.2)	(0.4)	(0.3)	(0.1)	—	—	—	—	—
Interest expense	0.4	0.3	0.2	1.5	3.1	3.1	2.8	3.1	3.3
Other income (expense), net	0.2	3.1	0.3	1.0	3.0	1.4	6.7	3.6	(0.2)
Income tax benefit (expense)	0.1	(0.3)	(0.1)	(0.1)	(0.1)	(0.1)	—	(0.1)	0.1
Equity-based compensation	—	0.1	—	0.7	1.2	1.5	0.8	2.2	2.3
Business combination costs(1)	—	1.3	—	—	—	—	6.2	1.3	0.2
Restructuring costs(2)	—	—	3.6	1.3	—	1.8	0.2	—	—
Adjusted EBITDA	$2.8	$(42.4)	$(24.8)	$(6.4)	$25.4	$(29.2)	$(23.7)	$6.5	$56.9

(1)
Represents third party costs associated with the strategic acquisitions of Wyndham Vacation Rentals and TurnKey Vacation Rentals Inc., and third party costs associated with our merger with TPG Pace Solutions Corp.

(2)
Represents in the first and second quarters of 2020 costs associated with an internal reorganization and workforce reductions in response to the COVID-19 pandemic. In the fourth quarter of 2020 and the first quarter of 2021, these amounts represent the costs associated with the wind-down of a significant portion of our international operations.

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	Year ended
	Dec. 31, 2019	Dec. 31, 2020
	(in millions)
Net Income (Loss)	$(84.9)	$(92.3)
Add back:
Depreciation and amortization of intangible assets	13.7	34.3
Interest income	(1.1)	(0.4)
Interest expense	1.2	7.9
Other income (expense), net	3.4	5.7
Income tax benefit (expense)	(0.1)	(0.3)
Equity-based compensation	0.1	3.3
Business combination costs(1)	1.3	—
Restructuring costs(2)	—	6.8
Adjusted EBITDA	$(66.4)	$(35.0)

(1)
Represents third party costs associated with the strategic acquisitions of Wyndham Vacation Rentals.

(2)
Represents costs associated with an internal reorganization and workforce reductions in response to the COVID-19 pandemic and costs associated with the wind-down of a significant portion of our international operations.

Liquidity and Capital Resources
Since our founding, our principal sources of liquidity have been from proceeds we have received through the issuance of preferred equity and debt financing. We have sold redeemable convertible preferred units for total gross proceeds of $523.4 million. We have incurred significant operating losses and generated negative cash flows from operations as we have invested to support the growth of our business. To execute on our strategic initiatives to continue to grow our business, we may incur operating losses and generate negative cash flows from operations in the future, and as a result, we may require additional capital resources.
As of September 30, 2021, we had cash and cash equivalents of $150.4 million on hand. In October 2021, we entered into the Revolving Credit Facility (as defined below), which provides for borrowings in an aggregate principal amount of up to $55.0 million, which amount may be borrowed and repaid from time to time. As of December   , 2021, we did not have any borrowings outstanding under the Revolving Credit Facility. Our primary requirements for liquidity and capital are to finance working capital requirements, capital expenditures and other general corporate purposes. In addition, following the business combination, we will need cash to make payments under the Tax Receivable Agreement. We expect our operations will continue to be financed primarily by equity offerings, debt financing, and cash and cash equivalents. We believe our existing sources of liquidity will be sufficient to fund operations, working capital requirements, capital expenditures, and debt service obligations for at least the next twelve months.
Our future capital requirements will depend on many factors, including, but not limited to our growth both organic and inorganic, our ability to attract and retain new homeowners and guests that utilize our services, the continuing market acceptance of our offerings, the timing and extent of spending to enhance our technology, and the expansion of sales and marketing activities. Further, we may in the future enter into arrangements to acquire or invest in businesses, products, services, and technologies. We may be required to seek additional equity, which will dilute our existing unitholders, or debt financing, which may contain covenants that restrict the operations of our business. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital when desired, our business, financial condition, and results of operations could be adversely affected.

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Revolving Credit Facility
In October 2021, Vacasa Holdings and its wholly owned subsidiary V-Revolver Sub LLC (the “Borrower”) entered into a credit agreement with JPMorgan Chase Bank, N.A. and the other lenders party thereto from time to time (the “Credit Agreement”), which provides for a senior secured revolving credit facility in an aggregate principal amount of $55.0 million (the “Revolving Credit Facility”). The Revolving Credit Facility includes a sub-facility for letters of credit in an aggregate face amount of $16.0 million which reduces borrowing availability under the Revolving Credit Facility.
Borrowings under the Revolving Credit Facility are subject to interest, determined as follows: (a) Alternate Base Rate (“ABR”) borrowings accrue interest at a rate per annum equal to the ABR plus a margin of 1.50% (ABR is equal to the greatest of (i) the Prime Rate, (ii) the NYFRB Rate plus 0.5%, and (iii) the Adjusted LIBO Rate for a one-month interest period plus 1.0%, subject to a 1.0% floor), and (b) Eurocurrency borrowings accrue interest at a rate per annum equal to the Adjusted LIBO Rate plus a margin of 2.50% (the Adjusted LIBO Rate is calculated based on the applicable LIBOR for U.S. dollar deposits, subject to a 0.00% floor, multiplied by a fraction (expressed as a decimal), the numerator of which is one and the denominator of which is one minus the maximum effective reserve percentage for Eurocurrency funding, provided that if the applicable LIBOR is no longer available or if new syndicated loans or existing loans with similar language are being executed or amended, as the case may be, to provide for a new benchmark interest rate to replace LIBOR, the calculation of the Adjusted LIBO Rate will be subject to certain adjustments as described in the Credit Agreement). In addition to paying interest on the principal amounts outstanding under the Revolving Credit Facility, we are required to pay a commitment fee on unused amounts at a rate of 0.25% per annum. We are also required to pay customary letter of credit and agency fees.
Borrowings under the Revolving Credit Facility do not amortize and are due and payable on October 7, 2026. Accrued interest on such borrowings is payable in arrears (a) in the case of ABR borrowings, on the last business day of each March, June, September and December, and (b) in the case of Eurocurrency borrowings, on the last business day of the applicable interest period (or, in the case of an interest period of longer than three months, each business day prior to the last day of such interest period that occurs at intervals of three months after the first day of such interest period).
Amounts outstanding under the Revolving Credit Facility may be voluntarily prepaid at any time and from time to time, in whole or in part, without premium or penalty. All repayments or voluntary prepayments (other than prepayments of ABR borrowings) must be accompanied by accrued and unpaid interest on the principal amount being repaid or prepaid, as the case may be. Customary “breakage” costs, if any, in respect of Eurocurrency borrowings are payable within 15 business days after receiving a demand therefor from any affected lender.
Obligations under the Revolving Credit Facility are currently guaranteed by Vacasa Holdings and certain wholly owned subsidiaries of the Borrower (currently Vacasa LLC, TurnKey Vacation Rentals, LLC, Vacasa Alabama LLC, Vacasa Florida LLC, Vacasa North Carolina LLC, Vacasa South Carolina LLC, Vacasa Tennessee LLC and Vacasa Vacation Rentals of Hawaii LLC), and are required to be guaranteed by any restricted subsidiaries of the Borrower that may be formed or acquired in the future (other than certain excluded subsidiaries). From and after the Collateral Trigger Event Date (defined as the first to occur of (i) the termination of the transactions contemplated by the Business Combination Agreement, (ii) the Closing, and (iii) December 31, 2021 (or such later date, not to exceed 30 days, as may be reasonably agreed by the Administrative Agent), or such earlier date as the Borrower may designate) obligations of the Borrower and the guarantors will be required to be, secured by a first priority lien on substantially all of our respective assets (other than certain excluded assets).
The Credit Agreement contains a number of covenants that, among other things and subject to certain exceptions, restrict the ability of the Borrower and its restricted subsidiaries to:
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create, incur, assume or permit to exist any debt or liens;

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merge into or consolidate or amalgamate with any other person, or permit any other person to merge into or consolidate with it, or liquidate or dissolve;

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make or hold certain investments;

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•
sell, transfer, lease, license or otherwise dispose of its assets, including equity interests (and, in the case of restricted subsidiaries, the issuance of additional equity interests);

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pay dividends or make certain other restricted payments;

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substantively alter the character of the business of the Borrower and its restricted subsidiaries, taken as a whole; and

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sell, lease or otherwise transfer any property or assets to, or purchase, lease or otherwise acquire any property or assets from, or otherwise engage in any other transactions with, any of its affiliates.

In addition, beginning on the last day of the second full fiscal quarter ending after the effective date of the Revolving Credit Facility, the Borrower and its restricted subsidiaries will be required to maintain a minimum amount of consolidated revenue, measured on a trailing four-quarter basis, as of the last date of each fiscal quarter, provided that such covenant will only apply if, on such date, the aggregate principal amount of outstanding borrowings under the Revolving Credit Facility and letters of credit (excluding undrawn amounts under any letters of credit in an aggregate face amount of up to $8.0 million and letters of credit that have been cash collateralized) exceeds 35% of the then-outstanding revolving commitments.
The Credit Agreement also contains certain customary representations and warranties and affirmative covenants, and certain reporting obligations. In addition, the lenders under the Revolving Credit Facility will be permitted to accelerate all outstanding borrowings and other obligations, terminate outstanding commitments and exercise other specified remedies upon the occurrence of certain events of default (subject to certain grace periods and exceptions), which include, among other things, payment defaults, breaches of representations and warranties, covenant defaults, certain cross-defaults and cross-accelerations to other indebtedness, certain events of bankruptcy and insolvency, certain judgments and Change in Control events. “Change in Control” is defined as (a) the failure of Vacasa Holdings, directly or indirectly through wholly owned subsidiaries that are guarantors, to own all of the equity interests in the Borrower, or (b) (x) prior to the Closing, the failure by the Permitted Holders to own beneficially and of record, at least a majority of the outstanding voting interests of Vacasa Holdings, and (y) after the Closing, the acquisition of beneficial ownership by any person or group, other than the Permitted Holders, of equity interests representing 40% or more of the aggregate votes entitled to vote for the election of directors of Vacasa Holdings having a majority of the aggregate votes on the board of directors of Vacasa Holdings and the aggregate number of votes for the election of such directors of the equity interests beneficially owned by such person or group is greater than the aggregate number of votes for the election of such directors represented by the equity interests beneficially owned by the Permitted Holders, unless the Permitted Holders otherwise have (and have exercised) the right, directly or indirectly, to designate, nominate or appoint directors of Vacasa Holdings having a majority of the aggregate votes on the board of directors of Vacasa Holdings.
The foregoing summary describes the material provisions of the Credit Agreement, but may not contain all information that is important to you. We urge you to read the full text of the Credit Agreement and the other agreements governing the Revolving Credit Facility, which have been filed as exhibits to the registration statement of which this prospectus forms a part. Capitalized terms used in the foregoing summary and not otherwise defined in this prospectus have the meaning assigned to them in the Credit Agreement.
Senior Secured Convertible Notes
In May 2020, in order to provide for liquidity and fund general corporate initiatives in light of the initial impact of the COVID-19 pandemic on our business, we entered into a note purchase agreement (as amended, the “Purchase Agreement”) with certain of our existing investors pursuant to which we issued $108.1 million in aggregate principal amount of senior secured convertible notes, which we refer to as the “D-1 Convertible Notes.” The D-1 Convertible Notes are guaranteed by certain of our existing and future subsidiaries and are secured by a first priority lien on substantially all of our and such guarantors’ assets.
The D-1 Convertible Notes mature on June 20, 2023, unless earlier repurchased, redeemed or converted. The D-1 Convertible Notes accrue cash interest daily at 3% per annum, payable annually in arrears on the anniversary date of the initial closing date. Upon the occurrence and during the continuance of an event of default, as defined in the Purchase Agreement, the cash interest rate will be increased by an amount equal

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to two (2) percent per annum. Additionally, the D-1 Convertible Notes accrue PIK interest equal to 7% per annum, which shall be capitalized by adding the full amount of PIK interest to the principal balance on each anniversary date of the initial closing. As of September 30, 2021, principal in the amount of $115.6 million was outstanding under the D-1 Convertible Notes. There was $2.9 million of uncapitalized PIK interest accrued for the D-1 Convertible Notes as of September 30, 2021.
At any time following the initial issuance, any holder of the D-1 Convertible Notes has the right, but not the obligation to, convert all or any portion of the principal of the D-1 Convertible Notes (including PIK interest capitalized), all accrued but unpaid cash interest and, in connection with a change in control, IPO or pre-payment, the discounted present value of all required remaining scheduled interest payments due on such notes from such date through the maturity date, using a discount rate as defined by the Purchase Agreement, into Series D-1 preferred units at a conversion rate of $1 per unit (the “Conversion Amount”). In July 2021, we notified the administrative agent under the Purchase Agreement of our election to pre-pay the D-1 Convertible Notes in full contingent upon the consummation of the Business Combination and, in response, each holder of the D-1 Convertible Notes issued a conversion notice to us under the Purchase Agreement electing to convert its Conversion Amount in lieu of any such pre-payment. Accordingly, the D-1 Convertible Notes converted into Series D-1 preferred units as of the closing on December   , 2021.
Cash Flows
The following table summarizes our cash flows for the periods indicated:
	Year Ended December 31,		Nine Months Ended September 30,
	2019	2020	2020	2021
	(in thousands)
Net cash (used in) provided by operating activities	$(35,456)	$(2,427)	$37,716	$76,290
Net cash used in investing activities	(134,409)	(12,671)	(10,444)	(71,997)
Net cash provided by (used in) financing activities	298,782	96,462	98,289	(9,725)
Effect of exchange rate fluctuations on cash, cash equivalents, and restricted cash	12	159	(177)	(84)
Net increase (decrease) in cash, cash equivalents and restricted cash	$128,929	$81,523	$125,384	$(5,516)
Operating Activities
Net cash provided by operating activities was $76.3 million for the nine months ended September 30, 2021, primarily attributable to a net loss of $36.4 million, offset by $67.7 million of non-cash items related to depreciation, amortization of intangible assets, fair value adjustment on warrant derivative liabilities, equity-based compensation expense and PIK interest related to our D-1 Convertible Notes. Additional sources of cash flows resulted from changes in working capital, including a $17.6 million increase in funds payable to owners and $9.6 million increase in hospitality and sales taxes payable as a result of increased bookings on our platform, partially offset by a $16.5 million decrease in deferred revenue and future stay credits driven by the usage of future stay credits during the period.
Net cash provided by operating activities was $37.7 million for the nine months ended September 30, 2020, primarily attributable to a net loss of $47.0 million, offset by $40.1 million of non-cash items related to depreciation, amortization of intangible assets, fair value adjustment on warrant derivative liabilities, equity-based compensation expense and PIK interest related to our D-1 Convertible Notes. Additional sources of cash flows resulted from changes in working capital, including a $22.0 million increase in deferred revenue and future stay credits and $6.0 million increase in hospitality and sales taxes payable, partially offset by a $8.9 million decrease in funds payable to owners as a result of booking activity on our platform and timing of stays completed by our guests.
Net cash used in operating activities was $2.4 million for the year ended December 31, 2020 primarily attributable to a net loss of $92.3 million, offset by $55.2 million of non-cash items related to depreciation,

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amortization of intangible assets, fair value adjustment on warrant derivative liabilities, PIK interest related to our D-1 Convertible Notes and equity-based compensation. Additional sources of cash flows resulted from changes in working capital, including an $25.0 million increase in deferred revenue and future stay credits, $4.0 million increase in hospitality and sales taxes payable offset by a decrease of $17.3 million in funds payable to owners as a result of booking activity on our platform and timing of stays completed by our guests.
Net cash used in operating activities was $35.5 million for the year ended December 31, 2019 primarily attributable to a net loss of $84.9 million, offset by $18.9 million of non-cash items related to depreciation, amortization of intangible assets, and loss on debt extinguishment. Additional sources of cash resulted from changes in working capital including an increase of $31.7 million in funds payable to owners, $19.4 million increase in deferred revenue and future stay credits and $12.4 million increase in accrued expenses and other liabilities offset by a decrease of $10.8 million in prepaid expenses and other assets, $16.7 million decrease in accounts payable and $7.2 million decrease in accounts receivable.
Investing Activities
Our primary investing activities include cash paid for business combinations, purchases of property and equipment and capitalized internally developed software.
Net cash used in investing activities was $72.0 million for the nine months ended September 30, 2021 primarily due to net cash paid for business acquired of $63.5 million and $4.9 million of cash paid for capitalized internally developed software costs.
Net cash used in investing activities was $10.4 million for the nine months ended September 30, 2020 consisting of payments of $6.7 million for capitalized internally developed software costs and $2.1 million of net cash paid for businesses acquired.
Net cash used in investing activities was $12.7 million for the year ended December 31, 2020, primarily attributable to $7.9 million of cash paid for capitalized internally developed software and $3.5 million of net cash paid for businesses acquired.
Net cash used in investing activities was $134.4 million for the year ended December 31, 2019, primarily attributable to $115.0 million of net cash paid to purchase Wyndham Vacation Rentals, Inc. and other business combinations and $16.9 million of cash paid for capitalized internally developed software costs.
Financing Activities
Our primary financing activities have come from the issuance of redeemable convertible preferred units and senior secured convertible notes offset by cash payments for contingent consideration and deferred payments to sellers in connection with business combinations to grow the number of homes under management in new and adjacent markets served.
Net cash used in financing activities was $9.7 million for the nine months ended September 30, 2021, primarily attributable to $9.4 million of cash payments for business combinations.
Net cash provided by financing activities was $98.3 million for the nine months ended September 30, 2020, primarily attributable to proceeds of $115.9 million from the issuance of the long-term debt, partially offset by $10.1 million of payments of long-term debt and $7.2 million of payments for business combinations.
Net cash provided by financing activities was $96.5 million for the year ended December 31, 2020, reflecting proceeds of $115.9 million from the issuance of the long-term debt, partially offset by $10.2 million of payments of long-term debt and $9.5 million of payments for business combinations.
Net cash provided by financing activities as $298.8 million for the year ended December 31, 2019, primarily reflecting proceeds of $313.0 million from the issuance of redeemable convertible preferred units, net of issuance costs, partially offset by cash paid for business combinations of $9.1 million and payments of long-term debt of $5.1 million.

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Off-Balance Sheet Arrangements
As of September 30, 2021 we did not have any off-balance sheet arrangements, as defined in Regulation S-K under the Securities Act, that have or are reasonably likely to have a current or future effect on our financial condition, results of operations, or cash flows.
Contractual Obligations and Commitments
The following table summarizes our contractual obligations and commitments as of December 31, 2020:
	Payments Due by Period
	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
	(in millions)
Long-term debt(1)	$108.8	$0.1	$108.3	$0.3	$0.1
Estimated interest on long-term debt(2)	10.4	3.2	7.2	—	—
Operating leases(3)	54.6	13.0	16.4	9.8	15.4
Total Contractual Obligations	$173.8	$16.3	$131.9	$10.1	$15.5

(1)
Long-term debt amounts exclude any deferred financing costs and accrued PIK interest fees on the D-1 Convertible Notes. See Note 9 to Vacasa Holdings’ consolidated financial statements, included elsewhere in this prospectus, for additional information. Payment of the principal amount of our D-1 Convertible Notes and any accrued and unpaid interest may be accelerated as a result of an “event of default” or “fundamental change,” each as defined in the Purchase Agreement.

(2)
Amounts include cash interest of 3% on the D-1 Convertible Notes and contractual interest payments related to the other outstanding instruments. No estimated amount for PIK interest under the D-1 Convertible Notes is included. See Note 9 to Vacasa Holdings’ consolidated financial statements, included elsewhere in this prospectus, for additional information.

(3)
Represents future minimum lease payments under non-cancelable operating leases with an initial or remaining term greater than a year. Excludes common area maintenance, insurance or tax payments, for which Vacasa may be obligated under the terms of the individual lease arrangements.

Upon the consummation of the Business Combination, the D-1 Convertible Notes were converted into Series D-1 preferred units and, as a result, are no longer outstanding.
In October 2021, we entered into the Revolving Credit Facility, which provides for borrowings in an aggregate principal amount of up to $55.0 million, which amount may be borrowed and repaid from time to time. See “— Liquidity and Capital Resources  —  Revolving Credit Facility.”
Critical Accounting Policies and Estimates
Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs, and expenses, and related disclosures. On an ongoing basis, we evaluate our estimates and assumptions. Our actual results may differ from these estimates under different assumptions or conditions.
We believe that the following critical accounting policies reflect the more significant estimates and assumptions used in the preparation of our consolidated financial statements.
Business Combinations
A component of our growth strategy has been to acquire and integrate businesses that complement our existing operations. In accordance with ASC 805, Business Combinations, we estimate the fair value of acquired assets, assumed liabilities, and purchase consideration transferred as of the acquisition date of each

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business combination. We assign the value of the consideration transferred to acquire a business to the tangible assets and identifiable intangible assets acquired and liabilities assumed on the basis of their fair values at the date of acquisition. Any excess purchase price over the fair value of the net tangible and intangible assets acquired is allocated to goodwill.
The fair value of assets acquired and liabilities assumed are determined using market, income and cost approaches from the perspective of a market participant by management or external valuation specialists under management’s supervision, where appropriate. When determining the fair values of assets acquired and liabilities assumed, management makes significant estimates and assumptions, especially with respect to intangible assets. Critical estimates in valuing certain intangible assets include but are not limited to future expected cash flows from homeowner contracts and trade names, and discount rates.
At the acquisition date, we will also record acquisition related liabilities, if applicable, for any contingent consideration or deferred payments to the seller. Contingent consideration is recorded at fair value on the acquisition date based on our expectation of achieving the contractually defined homeowner contract conversion and retention targets. The fair value of the contingent consideration liabilities are remeasured each reporting period after the acquisition date and are recorded in General and administrative expense in the consolidated statement of operations. The deferred payments to sellers are recognized on the acquisition date at fair value by calculating the risk adjusted present value of the deferred cash payments to be made to the seller.
Our estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates.
Goodwill and Impairment of Long-Lived Assets
As of December 31, 2020, our goodwill totaled $121.5 million. We have one reporting unit that we test for impairment on the first day of the fourth quarter, and also upon the occurrence of triggering events. We review goodwill for impairment by initially considering qualitative factors to determine whether it is more likely than not that the fair value of the reporting unit is less than the carrying value, including goodwill, as a basis of determining if it is necessary to perform a quantitative analysis. A quantitative analysis is performed if it is determined that it is more likely than not that the carrying value exceeds the fair value of the reporting unit. We may elect to bypass the qualitative analysis and proceed directly to performing a quantitative analysis. As of December 31, 2019 and 2020, we concluded it was more likely than not that the fair value of the reporting unit exceeded its carrying value. Nevertheless, significant changes in economic and market conditions could negatively impact the estimated future cash flows and valuation assumptions used to determine the fair value of our reporting unit and could result in a material impairment of goodwill.
Long-lived assets that are held and used by us are reviewed for impairment when events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Determination of recoverability of long-lived assets is based on an estimate of the undiscounted cash flows resulting from the use of the asset group and its eventual disposition. If the carrying value of the long-lived asset group is not recoverable on an undiscounted cash flow basis, we recognize impairment to the extent that the carrying value exceeds its fair value. Fair value is determined primarily using the estimated cash flows discounted at a rate commensurate with the risk involved and based on assumptions representative of market participants. No material long-lived asset impairment losses were recognized during the years ended December 31, 2019 and 2020, respectively.
Significant judgment and estimates are required in assessing the recoverability of goodwill and impairment of long-lived assets, including identifying whether events or changes in circumstances require an impairment assessment, estimating future cash flows, and determining appropriate discount rates. Our estimates of fair value are based on assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates.
Valuation of Equity Units
Given the absence of a public trading market for our equity units, and in accordance with the American Institute of Certified Public Accountants Accounting and Valuation Guide: Valuation of Privately-Held

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Company Equity Securities Issued as Compensation, our management and Board considered numerous objective and subjective factors to determine the best estimate of fair value of our common units and redeemable convertible preferred units, including:
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independent third-party valuations of our equity units;

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the prices at which others have purchased our redeemable convertible preferred units in arms’ length transactions;

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the rights, preferences and privileges of our redeemable convertible preferred units relative to those of our common units;

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our operating and financial performance;

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our estimates of future financial performance;

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lack of marketability of our equity units;

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the valuation of comparable companies;

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the industry outlook;

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the likelihood and timing of achieving a liquidity event, such as an initial public offering or sale of our Company given prevailing market conditions;

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the U.S. and global economic and capital market conditions and outlook; and

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additional objective and subjective factors relating to our business.

To determine the fair value of our equity units, we first determined our business enterprise value (“BEV”) and then allocated that equity fair value to our redeemable convertible preferred units, common units and common unit equivalents. We estimated our BEV primarily using a market approach, which is a generally accepted valuation approach.
The market approach measures the value of a business through an analysis of recent sales or offerings of comparable investments or assets, and in our case, focused on comparing our business to a group of its peer companies. In applying this method, valuation multiples are derived from historical and forecasted operating data of the peer company group. We then apply the multiples to our operating data (i.e. revenue and EBITDA) to arrive at a range of indicated values of our Company.
For each valuation, we prepared a financial forecast to be used in the computation of our BEV. The financial forecast considered our past results and expected future financial performance. There is inherent uncertainty in these estimates as the assumptions used are highly subjective and subject to changes as a result of new operating data and economic and other conditions that impact our business.
As an additional indicator of fair value, we considered arm’s-length transactions involving issuances of redeemable convertible preferred units and common units near the respective valuation dates, if available.
At each valuation date, once the BEV for the business was determined, the equity value was allocated to each of our redeemable convertible preferred units, common units and common unit equivalents, using one of the following methods: (1) the option pricing method (“OPM”); and (2) a probability weighted expected return method (“PWERM”); or the hybrid method, which is a hybrid between the OPM and PWERM methods.
The OPM treats common units and redeemable convertible preferred units as call options on a business, with exercise prices based on the liquidation preference of the redeemable convertible preferred units. Therefore, the common unit only has value if the funds available for distribution to the holders of common units exceed the value of the liquidation preference of the redeemable convertible preferred units at the time of a liquidity event, such as a merger, sale, or initial public offering, assuming the business has funds available to make a liquidation preference meaningful and collectible by unit holders. The common unit is modeled as a call option with a claim on the business at an exercise price equal to the remaining value immediately after the redeemable convertible preferred units are liquidated.

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The PWERM utilizes discrete future exit scenarios to determine the value of our equity units. For each of the various scenarios, an equity value is estimated and the rights and preferences for each unit holder class are considered to allocate the equity value to common units. The equity unit values are then multiplied by a discount factor reflecting the calculated discount rate and the timing of the event. Lastly, the equity unit value is multiplied by an estimated probability for each scenario. Our Board and management team evaluate the probability and timing of the discrete future exit scenarios at each valuation date.
Following the Business Combination, the fair value of the common units will be based on the closing prices of Vacasa, Inc.’s publicly traded equity.
JOBS Act Accounting Election
We meet the definition of an emerging growth company under the JOBS Act, which permits us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have elected to use this extended transition period until we are no longer an emerging growth company or until we affirmatively and irrevocably opt out of the extended transition period. As a result, our consolidated financial statements may not be comparable to those of companies that comply with new or revised accounting pronouncements as of public company effective dates.
Recent Accounting Pronouncements
See Note 2 to our consolidated financial statements included elsewhere in this prospectus for a description of recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted.
Qualitative and Quantitative Disclosures about Market Risk
We are exposed to market risks in connection with our business, which primarily relate to fluctuations in interest rates.
Interest Rate Fluctuation Risk
We are exposed to interest rate risk related primarily to our investment portfolio. Changes in interest rates affect the interest earned on our total cash, cash equivalents, and marketable securities and the fair value of those securities.
Our cash and cash equivalents primarily consist of cash deposits and marketable securities. We do not enter into investments for trading or speculative purposes. Because our cash equivalents and marketable securities generally have short maturities, the fair value of our portfolio is relatively insensitive to interest rate fluctuations. Due to the short term nature of our investments, we have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in interest rates. A hypothetical 100 basis points increase or decrease in interest rates would not have had a material impact on our consolidated financial statements as of September 30, 2021.
Inflation Risk
We do not believe that inflation has had a material effect on our business, results of operations, or financial condition.

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BUSINESS
Our Company
Our mission is to reimagine the vacation rental experience for homeowners and guests through our end-to-end technology platform.
We are the leading vacation rental management platform in North America with 4.8 million Nights Sold in the trailing twelve months ended September 30, 2021. Our integrated technology and operations platform optimizes vacation rental income and home care for homeowners, offers guests a seamless, reliable and high-quality experience with exceptional service, and provides distribution partners with valuable and high-performing inventory. Our global marketplace aggregates approximately 35,000 exclusive listings and enables guests to search, discover and book properties on Vacasa.com, our Guest app and on the booking sites of over 100 distribution partners including Airbnb, Booking.com, and Vrbo. In the trailing twelve months ended September 30, 2021, we connected over 1 million guests from around the world to Vacasa-listed properties in over 400 destinations throughout North America, Belize and Costa Rica. During the same period we generated approximately $1.7 billion in Gross Booking Value from 4.8 million Nights Sold.
Vacation rentals have been growing rapidly in appeal as they address an ever expanding set of use cases and offer an array of options in a wide variety of locations, enabling guests to experience unique properties at a compelling value. Guest demand for vacation rentals is estimated to surpass $200 billion by 2022 according to Technavio, and now represents over 15% of the global lodging market according to Skift. From family vacations and weekend getaways to remote work and extended stays, guests increasingly value the benefits of vacation rentals over hotels. We believe we are still in the early innings of market formation and expect growth to continue as more homeowners rent their vacation and second homes and more guests experience the ever expanding set of use cases they address.
Since our inception, we have focused primarily on the supply side of the market and on homeowners, who hold the keys to the next wave of expansion as demand for vacation rentals continues to grow. Booking channels such as Airbnb, Booking.com, Google and Vrbo have historically had more focus on the demand side of the market and collectively drive hundreds of millions of site visits each month. As a result, we believe demand often exceeds available vacation rental inventory in the right location on the right day with the right features.
Through our integrated technology and operations platform we unlock new supply and increase the availability of vacation rental inventory for guests to discover and book, enabling the vacation rental ecosystem to grow and thrive. Our comprehensive set of capabilities is designed to remove barriers to renting vacation and second homes by solving critical challenges for homeowners such as listing creation and merchandising, pricing optimization, multi-channel distribution and demand generation, seamless home care, insights and analytics, smart home enablement and customer support. For homeowners already renting, we drive significant incremental income and transform their vacation homes into high performing vacation rentals. Homeowners who switched to Vacasa from local property managers gain, on average, a 20% uplift in rental income per home for the twelve months after joining Vacasa, and an additional 10% uplift in rental income during the second twelve months. For homeowners new to renting, we believe the ease of use and income generation capabilities we offer are becoming a meaningful economic factor in their home purchase decision as more second home buyers focus on financial returns. Approximately 20% of the homeowners that joined our platform through our individual approach are renting their vacation homes for the first time.
Our global marketplace connects guests from around the world with the homes we bring onto our platform. All of our listings are aggregated on Vacasa.com and on the sites of over 100 major demand channels, allowing for efficient distribution and discovery that is vital for a thriving marketplace. As a result, we are able to capture demand wherever it exists and connect it with our leading inventory. Our marketplace avoids the capital intensity and asset-based limitations of owning the underlying real estate, and we are able to bring new supply online in a matter of days. As a result, our marketplace is dynamic, as availability, pricing and selection are diverse, robust and continuously growing. Our direct channel, which includes our booking site and Guest app, has become our leading source of guest demand, driving approximately 30% of gross booking value for the trailing twelve months ended September 30, 2021.

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Our business model is simple and is based on shared success. We collect nightly rent on behalf of homeowners and earn the majority of our revenue from homeowner commissions and service fees paid by guests when a vacation rental is booked directly on Vacasa.com, our Guest app or on the sites of one of our distribution partners. Because we are vertically-integrated, our listings are predominately exclusive to us, and we are able to capture not only all of the bookings for properties on our platform but also a greater portion of each transaction. We have experienced strong growth and margin expansion in recent years, and we believe our technology, operational expertise, scale advantage and strategic position in the large and growing vacation rentals ecosystem will allow us to continue to grow and achieve profitability over time. In fiscal years 2019 and 2020, we generated revenue of $299.3 million and $491.8 million, respectively. For the nine months ended September 30, 2020 and 2021, we generated revenue of $382.9 million and $696.9 million, respectively. In fiscal years 2019 and 2020, we generated net losses of $(84.9) million and $(92.3) million, respectively, representing a net margin of (28)% and (19)%, respectively. For the nine months ended September 30, 2020 and 2021, we generated net losses of $(47.0) million and $(36.4) million, respectively, representing a net margin of (12)% and (5)%, respectively. In fiscal years 2019 and 2020, we generated Adjusted EBITDA of $(66.4) million and $(35.0) million, respectively, representing (22)% and (7)% of revenue, respectively. For the nine months ended September 30, 2020 and 2021, we generated Adjusted EBITDA of $(5.8) million and $39.6 million, respectively, representing (2)% and 6% of revenue, respectively. For a discussion of Adjusted EBITDA, a non-GAAP metric, and a reconciliation to the most comparable GAAP metric, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Vacasa Holdings  —  Key Business Metrics and Non-GAAP Financial Measures  —  Adjusted EBITDA.”
Trends in our Favor
The global accommodations market reached over $650 billion in 2019 and is expected to reach $890 billion by 2026, growing at an average annual rate of 5%, according to Allied Market Research. Vacation rentals are expected to drive an increasing portion of the market. Allied Market Research projects that growth in the vacation rentals category will be approximately twice that of hotels from 2021 to 2026. We believe this is being driven in part through the following trends.
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Vacation rentals have become a mainstream form of accommodation.   Adoption of vacation rentals is accelerating as guests increasingly use them in a multitude of ways. According to Phocuswright, the proportion of guests staying in vacation rentals more than tripled in recent years, growing from less than 10% in 2010 to approximately 30% in 2019. Vacation rentals have grown in appeal as they offer more authentic and memorable stays with many of the same benefits and conveniences as traditional accommodations. At the same time, guests are seeking short-term rentals for an increasing diversity of use cases. In addition to the traditional week-long stays with family, guests now seek out vacation rentals for weekend getaways, extended stays, corporate gatherings, meeting together in a safe and trusted environment, working remotely and hosting special events.

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A significant portion of vacation rental supply remains fragmented and offline.   While leisure travel bookings have been shifting to online channels, a significant portion of the vacation rental supply still remains offline or unavailable on major demand channels. In addition, the vast majority of supply is controlled by individual homeowners using a combination of do-it-yourself tools and local property managers that lack sophisticated technology and operations, which contributes to fragmentation. Of the over 5 million vacation homes in the United States according to the U.S. Census Bureau, an estimated 1.3 million are available for online booking on Airbnb and Vrbo as of December 31, 2020 based on data from AirDNA. While this number has grown rapidly in recent years, from an estimated 600,000 as of December 31, 2017, we believe a significant portion of potential supply lacks the efficient distribution and discovery that is vital for a thriving marketplace.

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Large distribution channels have made it easy to reach guests online.   The proliferation of scaled online traffic channels has made it easy to generate demand efficiently. For example, major online travel sites drive over 750 million monthly site visits through a combination of paid and organic traffic, according to April 2021 data from Similarweb. The scale of these channels has made it easy for suppliers to generate demand in a cost effective way by pursuing multi-channel distribution, capitalizing on the user activity that is already occurring on those channels.

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Homeowners are increasingly intending to rent out their second homes.   Homeowners are increasingly seeking ways to generate income and vacation rental properties have become a more common

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means of accomplishing this goal. The proportion of homeowners intending to rent their properties is increasing. In 2019, over 60% of homeowners purchased second homes with the intent to rent at the time of purchase, up from approximately 35% in 2010 and 10% in 1970 according to Savills World Research. We believe the intent and ability to rent is an important aspect of the homebuyer’s perception of the affordability of a second home and their decision to purchase the property, which further supports our opportunity.
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Managed marketplaces are increasing in popularity due to quality and consistency of experience.   As transaction activity shifts online, marketplaces connecting buyers and sellers have arisen across verticals. Managed marketplaces, which exert a greater level of control over marketplace activity and buyer and seller experience, have grown in popularity due to the quality, consistency and value they provide over competing, unmanaged marketplaces. For example, in eCommerce, buyers and sellers have gravitated towards the managed marketplace experience of Amazon due to a higher quality and more consistent experience. We believe DoorDash in food delivery and Farfetch in luxury retail present additional examples where controlling more of the end-to-end marketplace experience has led to strong growth over time. Given the breadth of variables impacting vacation rental experiences, we believe the industry is primed for the value proposition of a managed marketplace.

Our Market Opportunity
Guest demand for vacation rentals is estimated to surpass $200 billion by 2022 according to Technavio, and now represents over 15% of the global lodging market according to Skift. As demand for vacation rentals has grown rapidly, we believe the market has become supply constrained, and new vacation rental homes that are made available for online discovery and booking by guests will be met with demand that already exists. As a result, we view our market opportunity from a supply perspective.

(1)
Technavio; Estimated based on U.S. unit count and proportion of global spending

(2)
U.S. Census Bureau, Current Population Survey / Housing Vacancy Survey, March 2021

(3)
AirDNA; Represents unique entire home listings on Airbnb as of June 2020 and Vrbo as of March 2021

We believe significant headroom remains in our opportunity in the United States alone. According to the U.S. Census Bureau, there are over 5 million vacation homes in the United States. An estimated 1.3 million unique whole home listings were available for online booking on Airbnb and Vrbo as of December 31, 2020 based on data from AirDNA. The approximately 35,000 vacation homes on our platform today represent less than 1% of the vacation homes in the United States and less than 3% of the 1.3 million unique whole home listings on Airbnb and Vrbo. While the number of unique whole home listings on Airbnb and Vrbo has grown rapidly in recent years, from an estimated 600,000 as of December 31, 2017, we believe a

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significant portion of supply is undiscoverable by guests across major demand channels, leaving significant headroom for the market to continue its expansion.
While the majority of our business today is in the United States, we have a footprint in Canada, Mexico, Belize and Costa Rica and plan to strategically expand in Europe and other international markets over the medium- to long-term. The international opportunity also remains fragmented, with limited technology tools available from other property managers to bring the supply online. We believe we can extend our platform internationally to both penetrate and unlock local markets globally using a similar playbook to what we have done in North America. We estimate that there are approximately 20 million vacation homes globally. This estimate is based on data from the U.S. Census Bureau showing 5.4 million seasonal and occasional use homes in the United States in 2019 and data from Technavio estimating that North America represented 28% of the global spend on vacation rentals. Our estimate assumes the proportion of homes is in line with the proportion of global spend.
Existing Solutions are Inadequate
As more consumers gravitate towards vacation rentals, we believe existing solutions relied upon by the vast majority of market participants have limited the market opportunity. Homeowners seeking to participate in the vacation rentals category have historically been presented with two primary alternatives that suffer from inherent limitations on income generation and experience.
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For Rent By Owner (FRBO) is inefficient and burdensome.   Homeowners may choose to handle every aspect of renting out the property themselves, from setting up the property to marketing to distribution to pricing to booking to facilitating access to the property to maintenance and everything in between, all while being accessible 24/7 for any needs that arise. Renting the property may become similar to a full time job. Homeowners often rely on a patchwork of point solutions or spreadsheets and pen and paper with limited technology enablement. The process is generally inefficient, burdensome and time-consuming with suboptimal income generation.

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Local Property Management lacks technology and creates fragmentation.   Homeowners can also pay a local property manager, often a small business or sole proprietor, to manage the property in exchange for a proportion of rental income, generally around 30% according to data compiled by Rented.com. Typical local property managers lack scale and technology tools to maximize yield and enhance service delivery, so homeowners are often left with subpar income generation and experience.

Distribution partners and guests also face limitations that diminish their growth and experience, which has further limited market opportunity.
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Demand on distribution channels typically exceeds supply.   Online demand channels such as Airbnb, Booking.com, Tripadvisor, and Vrbo have reached immense scale with substantial user traffic with demand for vacation rentals. The demand for vacation rentals, however, is often not met with available supply meeting criteria for date, price, and home characteristics, leading to missed bookings. We believe the market is supply constrained which hinders the growth of distribution channels’ vacation rental offering.

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Guests cannot expect a consistent experience during their stay.   Guests staying at vacation rentals encounter a wide range of cleanliness, service, and support standards. The care and service of homes is not standardized as many are rented by owners or local property managers who lack the technology tools and scale to deliver a consistent and predictable high-quality experience.

The Vacasa Solution  —  Building the Leading Integrated Vacation Rentals Management Platform
We have created an integrated technology and operations platform that is purpose-built for vacation rentals and designed to allow the market to realize its potential. Our proprietary technology solves critical challenges such as optimal listing creation and merchandising, pricing optimization, multi-channel distribution and demand generation, seamless home care, insights and analytics, smart home enablement and customer support. We help homeowners drive significant incremental income on one of their most valuable assets and turn their vacation homes into high performing vacation rentals. Our marketplace aggregates our exclusive

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listings and enables guests to search, discover and book properties on Vacasa.com, our Guest app and on the booking sites of over 100 distribution partners. Our platform is vertically integrated, meaning that we address the full vacation rental value chain for homeowners and guests while capturing a greater proportion of the economics of every booking. We believe we offer a compelling value proposition to both sides of the marketplace compared to alternative approaches that lack the standardization and coordinated care and optimization we are able to provide. We strive to reimagine the vacation rental experience through our unique combination of:
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Technology and services

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Optimal listing creation and merchandising.   We work with homeowners on every step of property setup and listing creation, from offering design resources and feature guidance to professionally written descriptions and photography designed to maximize guest appeal. Once a listing is live, we handle all aspects of marketing, calendar management and guest interaction.

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Pricing optimization.   Our pricing optimization is designed to maximize yield and revenue per home by producing the optimal combination of nights sold and price over the course of a calendar year. Our AI-driven pricing algorithms continuously update daily pricing for every listing based on localized supply and demand dynamics.

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Multi-channel distribution and demand generation.   Our proprietary software automatically syndicates listings across our own scaled direct booking site and on the booking sites of over 100 third party distribution partners to capture the highest value demand wherever it exists. Our distribution partner routing system includes direct integration with major distribution channels allowing for real-time synchronization of pricing and availability.

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Seamless home care.   We deliver comprehensive home care to prepare for guest arrivals including home optimization consulting, housekeeping, maintenance, inspection and other service-related needs to deliver peace of mind to homeowners and provide a consistent, high-quality experience to guests.

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Insights and analytics.   We provide homeowners continuously updated information about their home, including bookings trends, rental income projections, reviews and feedback and tax reporting. Homeowners can easily access all-encompassing information about their homes via our intuitive Homeowner dashboard.

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Smart home enablement.   We deploy and maintain smart home features, such as smart locks and in-home tablets, that are designed to enhance the guest check-in and stay, promote safety and security for homeowners and improve the efficiency of our local operations.

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Deep support.   We offer elevated levels of support through a combination of our technology tools such as our Homeowner dashboard, our dedicated customer support team and our local operations personnel.

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Global marketplace.   We operate a global marketplace that connects the homes on our platform with guests from around the world.

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Dynamic supply creation and aggregation.   All of the listings on our platform are aggregated online, allowing for efficient distribution and discovery that is vital for a thriving marketplace. Our platform avoids the capital intensity and asset-based limitations of owning the underlying real estate, and we are able to bring new supply onto our marketplace in a matter of days. As a result of these factors, our marketplace is dynamic, as the availability, pricing and selection of vacation rental inventory is diverse, robust and continuously growing.

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Search, discovery and booking.   We offer an extensive selection of homes in over 400 destinations which guests can access via Vacasa.com, our mobile app or the booking sites of our distribution partners. Guests can search, discover and securely book a listing on our platform. We generate demand on Vacasa.com and through our mobile app and aggregate demand across over 100 major demand channels. We have created a world class booking site and become the leading distributor of our own listings. Approximately 30% of Gross Booking Value was generated through our direct channel, which includes our booking site and Guest app, for the trailing

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twelve months ended September 30, 2021. We are able to capture demand wherever it exists and connect it with our leading supply portfolio.
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Local operations

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Local operations teams.   Our focused teams who perform home care, home optimization, field operations and sales help us establish deep relationships with homeowners and guests by directly providing service to the home and homeowners and guests in over 400 destinations and are key to delivering an enhanced level of service at the local level. They leverage our technology to deliver efficiency and consistency. This means that homes are cleaned on time, maintenance needs are addressed promptly, and property cleanliness and safety standards are predictably high. We utilize advanced data science and artificial intelligence to automate our local operations playbook. Our seamless technology enables efficient and cost effective management of our teams through automated task routing, home care route optimization, and real-time guidance that ensures each of our team members is deployed productively. We believe that having a physical presence in our markets is critical to ensuring that experiences are consistent and high quality.

Why Homeowners Win with Vacasa
Since our inception, we have focused primarily on the supply side of the market and on homeowners, who hold the keys to the next wave of expansion as demand for vacation rentals continues to grow. Homeowners are our asset owners, and provide the supply to our platform that allows us to enable a differentiated experience and hospitality for guests. Our homeowners are diverse, ranging from individuals with second homes for personal use or supplemental income generation to professionals operating small vacation rental businesses. Our homes span the value spectrum from high-end to affordable. Some of our homeowners are financially focused and care about generating a return on their investment property while others are focused on the care of the home as they may use it frequently themselves or plan to retire in it. We make it easy for homeowners to participate in the vacation rentals market by offering a unified solution with highly compelling value propositions such as:
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Trust and peace-of-mind.   We solve the complicated, time-consuming and unpredictable process of renting by handling each step of the process. Homeowners can relax knowing they have a trusted partner by their side to help them care for one of their most valuable assets. Our local operations teams and centralized customer service and support ensure homeowners are fully supported around the clock.

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Quality care.   We manage end-to-end tasks from home optimization consulting, housekeeping, maintenance, inspection and other service-related needs. We reliably deliver high quality service to address homeowner requirements through the expertise of our local operations teams.

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Better income generation.   For homeowners who were using local professional property managers, switching to the technology-driven Vacasa experience can be better in terms of income generation. After switching to Vacasa, homeowners gained an average 20% lift in their rental income in the first year compared to the prior year, for homes onboarded via our portfolio approach between August 1, 2017 and January 1, 2019. Furthermore, during the second twelve months a home is on our platform, these homeowners generate an additional 10% increase, which we believe is attributable to our machine learning-driven yield management.

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Visibility and transparency.   We provide homeowners real-time access to comprehensive information regarding their vacation rental. Our offering includes revenue forecasts and detailed booking information so homeowners can plan their vacation rental activity and monitor the performance of their property.

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Ease of use. Our platform is frictionless for homeowners to access and engage with. Through our elegantly designed and intuitive homeowner dashboard and mobile app, homeowners can stay informed and engaged with every detail of their home performance at the touch of a button. In addition, our local teams provide a point of contact that is just a phone call away.

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OUR HOMEOWNERS

"It's super easy to come to the house whenever we want. I just login to the Vacasa owner portal, then I block off the dates I want to come and it automatically schedules housekeeping for me. The portal lets me see all the bookings we have on the calendar and the revenue we've generated. We can even coordinate maintenance work for our home in the portal. We just don't have any worries.

Danielle M.
Vacasa Homeowner - Rockaway Beach, OR

"Vacasa's revenue optimization system is second to none. The income I've generated has been above and beyond my expectations. The local team that looks after my properties is also fantastic. They treat my homes as if they were their own, and their attention to detail when trying to make sure every guest has the most enjoyable stay is unmatched. I am in touch with them often – and even try to offer assistance in any way I can – but they're always on top of any issue that may arise.

Patrick B.
Vacasa Homeowner - Ocean City, MD

"My main concern with buying a vacation home was the distance. From where I live in Kansas to our vacation home in Florida is a long way and leaves a lot of space for things to go wrong. We are so happy that Vacasa has taken care of those nitty-gritty details and made it a worry-free experience for us.

Max W.
Vacasa Homeowner - Miramar Beach, FL

Why Guests Win with Vacasa
Guests from around the world come to our marketplace to search, discover and book a broad selection of vacation homes for a variety of use cases including week-long stays with family, weekend stays, extended stays, corporate gatherings, meeting together in a safe and trusted environment, working remotely and hosting special events. We engage with guests through multiple channels, including our Guest app that unlocks a robust suite of features including smart home access, and ultimately drives greater engagement, satisfaction, and loyalty. The value propositions we deliver to guests include:

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Superior experience.   We offer an elevated guest experience with high levels of quality, service, and support. Our powerful Guest app offers a robust suite of during stay features that delight guests, including smart home enablement, remote check-in/check-out and instant WiFi connectivity.

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Access and flexibility.   Guests can access our high-quality inventory in all major vacation rental destinations in the United States and select destinations internationally. We present our exclusive vacation rental supply across numerous distribution channels to make it easy for guests to discover and access high-quality vacation homes through the channels they most frequently visit.

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Ease of use.   We provide a frictionless customer journey for guests. Guests are able to quickly and easily search, book, pay and coordinate all details of their stay via our user-friendly website and mobile app.

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Consistency and predictability.   We deliver a consistent experience that guests expect. Vacasa homes are well-maintained and meet high standards of cleanliness, service, and support. We bring professionalism to the vacation rental experience.

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Security and support.   Guests can trust they will be cared for with Vacasa. We maintain high standards for homes on our platform and continue to roll out smart home technology to enhance the safety and security of our inventory. Our 24/7 customer service staff and local teams provide full support for guests whenever they need it.

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OUR GUESTS

"We were extremely happy with our entire experience. The home was really easy to book, and when we arrived it was super clean and looked just as it did in the listing. All the information we needed for our stay was in the Vacasa app, including the code for the home's smart lock and how to access the high-speed Wi-Fi, which was a huge plus. I can't wait to book again!

Tara B.
Vacasa Guest - Palm Springs, CA

"What stands out about booking and staying with Vacasa is that it's easy. I've downloaded the app and used Vacasa for the past three years. The properties are very nice and I've had good experiences. When you've had really good experiences, you tend to stick with that because you know what you're getting. Keep up what you're doing!

Patty B.
Vacasa Guest - Destin, FL

"I've worked in customer service, so I know how hard that can be. Vacasa's team was super helpful, professional, and really cared. It wasn't just a job to them. They personally wanted us to enjoy our stay ... They absolutely went above and beyond for us.

Lisa S.
Vacasa Guest - Galveston, Texas

Our Strategic Role in the Ecosystem as the Leading Supply-Focused Platform
We occupy a strategic position in the ecosystem as the leading supply-first platform with a focus on the homeowner and on growing the supply of new vacation rentals. Our comprehensive set of capabilities unlocks supply by removing barriers to renting vacation and second homes. For homeowners already renting, we drive significant incremental income and transform their vacation homes into high performing vacation rentals. Homeowners who switched to Vacasa from local property managers gain, on average, a 20% uplift in

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rental income per home for the twelve months after joining Vacasa, and an additional 10% uplift in rental income during the second twelve months. For homeowners new to renting, we believe the ease of use and income generation capabilities we offer are becoming a meaningful economic factor in their home purchase decision as more second home buyers focus on financial returns. Approximately 20% of the homeowners that joined our platform through our individual approach are renting their vacation homes for the first time. As a result, we believe we are helping to increase the availability of vacation rental inventory for guests to discover and book and enabling the ecosystem to grow and thrive.
We have a scalable strategy for aggregating existing supply and unlocking new supply
We believe we have laid the foundation for the future growth of our business by creating a highly efficient and scalable homeowner acquisition strategy consisting of what we refer to as our individual and portfolio approaches. Through these approaches, we are able to aggregate existing supply and bring new supply into our marketplace economically. Our sales force and corporate development teams leverage our proprietary data, portfolio landscaping, multi-channel lead generation and local relationships to sign new homeowners and grow our market position.
To guide our supply growth engine, we created an advanced data science toolkit that allows us to evaluate the value of a vacation rental at the individual unit level. Our technology analyzes our trove of proprietary supply, demand and operational data merged with third-party data to identify and catalog potential vacation rentals. Using this information, we are able to predict the potential value of a home to our platform, formulating a score for each potential home in a given market that our sales team and corporate development teams use to prioritize our efforts across both strategies.
We use our individual approach to target single homes, primarily within our existing geographic coverage area. Our AI-powered database also feeds our prospect list that is continuously updating and growing. We strategically deploy marketing spend and outbound sales efforts based on the prioritization scores generated by our platform. Our dedicated sales teams qualify local leads and then sign up new homeowners. An important element of our approach is that we have both central and local sales representatives, which we believe serves as a competitive advantage in our industry. We believe the local aspect is important, as homeowners are likely to find it easier to turn the keys to their homes over to a local sales representative. The output of our individual approach is largely a function of our leads database and the productivity of our sales teams, which gives us a high degree of forward visibility into adding new supply through this approach.
We complement our individual approach with our unique portfolio approach. Our portfolio approach capitalizes on the footprint of highly fragmented, professionally managed local properties and allows us to integrate dozens of existing vacation rentals onto our platform simultaneously to build our local market presence at a faster rate. Since 2018, we have employed this strategy over one hundred times and added over 10,000 homes. Similar to our individual approach, our pipeline of portfolio prospects is continually growing. As of September 30, 2021, we have identified a pipeline of over 350,000 homes currently under professional management that we believe would be highly attractive additions to our platform. We have a group of corporate development reps actively working this pipeline, leveraging our market insights and scoring

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system to prioritize portfolios. This approach generally offers a high return on investment as it drives step-change increases in the supply of homes on our platform in local markets and adds high-quality, seasoned homes to our platform that enhance its value and our market position in new and existing geographies. We efficiently add these homes to our platform and drive an immediate revenue lift to these portfolios through our advanced technology capabilities. Homeowners who switched to Vacasa from local property managers gained, on average, a 20% uplift in rental income per home for the twelve months after joining Vacasa compared to twelve months prior to joining Vacasa, for homes onboarded via our portfolio approach between August 1, 2017 and January 1, 2019.
Using a combination of our individual and portfolio approaches, we have demonstrated an ability to enter new markets, scale our presence and aggregate and unlock supply at a faster rate over time. The case studies below on select markets demonstrate our ability to reduce the time it takes to achieve the scale and local market density required to drive operational efficiencies and contribution profit to our business.
Our platform benefits from local market network effects
Our platform benefits from local market network effects, which allow us to improve our operational efficiency and supply acquisition engine and deliver better experiences to homeowners and guests. As we add more homes and sell more nights, we generate and collect more data in a given market. This improves our technology and operations, resulting in better pricing, demand prediction, yield management and local operations team logistics. The improved efficiency helps us to deliver higher-quality service to homeowners and guests while improving our margins. We believe the local market network effects will strengthen as we grow and allow us to generate margin leverage over time from increased homeowner retention, lower supply acquisition costs, more repeat guests, and greater operational efficiencies.

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Local market network effects are a powerful driver of our business model. We have demonstrated an ability to improve market-level contribution by growing the number of homes on our platform within each market over time. For the trailing twelve months ended September 30, 2021, our market-level contribution as a percentage of net rent and fees was approximately 44% in markets with more than 250 homes compared to 35% in markets with less than 150 homes. The percentage of our markets with more than 250 homes has also increased, with 44% of markets above 250 homes as of September 30, 2021 compared with 11% in 2018. We believe we can continue to replicate these outcomes across markets as we achieve local market network effects. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations  —  Factors Affecting our Performance  —  Ability to improve market-level economics” for additional information regarding how we define and use market-level contribution.

(1)
Top tenured markets reflects Best 25 markets with 7+ years of tenure; Best 25 markets based on home count as of December 31, 2020, excludes markets with no Vacasa presence in 2018 or significant Wyndham integration impact in 2020.

We deliver tremendous value to our ecosystem partners
We believe our scalable growth engine for unlocking supply and our local market network effects also benefit our distribution partners such as Airbnb, Booking.com, and Vrbo. By focusing primarily on supply aggregation, we are able to serve as an important partner to booking sites by enabling them to present a robust selection of vacation rental inventory on their sites. Our integrated technology and operations and unique go-to-market strategy that leverages a local sales effort is able to tactically create new supply in high value locations and make existing supply better performing and more suitable for their sites. Approximately 20% of the homeowners that joined our platform through our individual approach are renting their vacation homes for the first time. As a result, we are bringing inventory onto our distribution partners channels that is entirely new to vacation rentals. As we have scaled, we believe that Vacasa-listed homes have become a key contributor to our distribution partners’ vacation rental offering, and that our high-performing inventory drives incremental bookings.
In particular, we believe we offer distribution partners the following benefits:
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Increased quantity of valuable supply.   We believe our exclusive, high-quality properties are critical to growing supply on our distribution partners’ platforms. Our professionally-managed and verified inventory improves the volume and quality of selection.

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High performing supply.   Our ability to offer greater selection and control of the calendar, combined with our leading proprietary yield management technology, leads to higher rent and nights sold per unit on their platform compared to other inventory. Our high-quality supply delivers better average review scores across many of our top markets based on data from AirDNA.

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High-quality service delivery creates a halo effect.   Guests associate their experience with the distribution platform even if the distribution platform has no control over the stay. We believe our

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high-quality homes and the top-notch vacation rental experience they offer creates a halo effect for our distribution partners.
Over time, we have grown to represent a sizable portion of our distribution partners’ listings in our top destinations today. As of June 30, 2021, in our top ten markets, we represented approximately 16% of listings on Vrbo and approximately 21% of listings on Airbnb based on data from AirDNA.(1)

(1)
As of June 30, 2021, our top ten markets by unit count include Gulf Shores, Coachella Valley, Rocky Mountains, Steamboat, Miramar Beach, Panama City Beach, Ocean City, Hilton Head, Myrtle Beach, and Corpus Christi; whole-home listings only.

(2)
Airbnb and Vrbo listings, respectively, as of June 2021.

Capitalizing on the Shifting Preferences in Accommodations
While trends driving our opportunity have been underway for decades, we believe they have accelerated in the last 18 months and further enhanced our opportunity as second home purchases have continued to increase and guests have continued to shift their stay preferences towards vacation rentals.
In 2020, there was a 16% increase in second home sales and an 11% increase in housing prices according to the National Association of Realtors and the Federal Housing Finance Agency, respectively. Second home buyers also were highly focused on rental income. According to a survey we conducted for our 2021 Vacation Rental Buyer Report, 46% of second home buyers surveyed reported that they are looking to generate income today. As more second home buyers focus on financial returns, we believe the income generation capabilities we offer are becoming a meaningful economic factor in their home purchase decision, and that we are helping to unlock additional vacation rental supply.
Many new guests have been introduced to vacation rentals during this period and have now experienced the variety of options and unique benefits that vacation rentals can offer over other forms of accommodation. 19% of guests stayed in a vacation rental for the first time between March 2020 and March 2021 according to the Skift Study we commissioned. There is evidence that this accelerated shift in preference will endure beyond the pandemic, as 86% of travelers plan to continue booking vacation rentals post-pandemic according to VRM Intel and 52% of travelers prefer to stay in a vacation rental over hotels post-pandemic according to the Skift Study.
Our Competitive Strengths
We have identified a number of key elements that we believe are necessary to succeed in vacation rentals. We believe our ability to execute these aspects in a seamless offering represents a competitive moat. These elements include:
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Purpose-built technology.   Our technology is proprietary, purpose-built for the vacation rentals category and designed to scale with us as we grow. Our centralized tech stack and custom applications for homeowners, guests and our operations teams guide all aspects of the experience for our

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customers and the operations of our business. Our proprietary vacation rental management software is tailored to meet the needs of these constituents and is powered by AI algorithms that are continuously improving, with more than 12 million AI decisions per day. Our technology enables our comprehensive service offering while improving efficiency, homeowner retention and repeat usage by guests.
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Local operations network.   Our focused teams who perform home care, home optimization, field operations and sales help us establish deep relationships with homeowners and guests by directly providing service to the home and homeowners and guests in over 400 destinations and are key to delivering an enhanced level of service at the local level. We have a complex, highly-localized network of both centralized staff and local operations teams, and our flexible staffing model adapts to local markets and seasonal needs and is highly scalable. Orchestrated in combination with our technology tools, we believe we are able to deliver a superior experience to homeowners and guests.

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Exclusive supply.   Our portfolio of approximately 35,000 high-performing homes is only available to us. Our exclusive access to the home and control of the calendar across booking channels allows us to optimize the key element of vacation rentals, the home itself. Because we are vertically-integrated and our listings are predominately exclusive to us, we are able to capture not only all of the bookings for properties on our platform but also a greater portion of each transaction. We are relentlessly focused on supply, and we believe our deep, high-quality portfolio is a key driver of our growth and a foundation of our critical position in the ecosystem.

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Scalable growth engine.   We have a highly scalable growth engine for bringing new properties onto our platform, which enables us to unlock new supply and grow our offering in an efficient way. Our sophisticated approach to acquiring new homeowners on an individual or portfolio basis supports rapid entry of new vacation rental markets and scaling of our existing markets to achieve local market network effects. We believe this core competency in supply acquisition will enable us to further penetrate the 5 million available vacation homes in the United States alone, and continue to build scale and density in local markets which will accelerate our margin expansion.

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Trusted, differentiated experience.   Homeowners trust Vacasa to care for and optimize one of their most valuable assets, while guests benefit from the high standards of quality, comfort and support we provide. The enhanced experience and hospitality that we deliver for hosts and guests drives homeowner and guest satisfaction and repeat usage, as well as brand loyalty.

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Strategic position in the ecosystem.   As the leading supply-first platform we serve an important role in bringing the next wave of vacation rentals online through our scalable growth engine and supplying high-performing inventory to our distribution partners through our comprehensive set of capabilities. Our local reach and unique engagement model gives us an advantage in unlocking new vacation rental supply, and our primary focus on supply means we serve a critical role for distribution partners who rely on our listings to present a robust selection of vacation rental options on their sites. Over time, we have grown to represent a sizable portion of their listings in our top destinations today. We believe that our business model and scale makes us a critical partner to some of the largest travel brands with a vacation rental offering.

Our Growth Strategy
We are in the early phases of capturing our market opportunity. Key elements of our growth strategy include:
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Optimize existing supply.   We will continue to innovate on our platform to expand our technology advantage, improve our operational efficiency, grow nights sold, and reduce homeowner churn. Utilizing our AI-driven technology we have demonstrated improvements in reducing owner holds, increasing revenue per unit through yield management, and improving churn over time, and plan to continue to do so. Homeowners who switched to Vacasa from local property managers gain, on average, a 20% uplift in rental income per home for the twelve months after joining Vacasa compared to twelve months prior to joining Vacasa, and an additional 10% uplift in rental income during the second twelve months, which we believe is indicative of our ability to optimize existing supply.

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Grow supply in existing markets.   We intend to grow our footprint and increase density in existing markets to achieve further economies of scale, primarily using our individual approach. We plan to continue to leverage our proprietary data and AI engine to drive intelligent supply acquisition by identifying, predicting, and targeting the highest value properties in a given area. We aim to make the entire supply acquisition process frictionless, and plan to continue to invest in our sales team and in homeowner marketing to enable us to drive growth. For example, in some of our top markets we represent over 30% of entire home listings on major distribution channels Airbnb and Vrbo, and we believe we can continue growing our presence in each market towards similar levels.

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Expand into new domestic markets.   We aim to establish footholds in new domestic markets, primarily using our portfolio approach, which is our primary strategy for entering new markets. Our portfolio approach capitalizes on the footprint of highly fragmented professionally managed local property portfolios and allows us to port dozens of existing vacation rental homes to our platform simultaneously to build our local market presence at a faster rate. Since 2018, we have employed this strategy over one hundred times and added over 10,000 homes. Similar to our individual approach, our pipeline of portfolio transactions is continually growing. As of September 30, 2021, we have identified a pipeline of over 350,000 homes currently under professional management that we believe would be highly attractive additions to our platform. Many of these portfolios exist in markets in which we do not currently operate.

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Expand our range of homeowner services.   We intend to leverage our deep homeowner relationships and trusted position in the home for monetization of adjacent services such as maintenance service plans. Furthermore, we plan to expand our suite of product offerings to include multiple service levels for homeowners who may want or need assistance with select aspects of our end-to-end offering. We believe these offerings also have the potential to funnel more homeowners into our core product over time.

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Elevate the guest experience.   We plan to elevate the guest experience with enhanced technology and services. We intend to continue to invest in our existing technology including our Guest app and smart home capabilities, to further serve and delight guests. We plan to seamlessly integrate expanded in-destination services for guests, including concierge services, customized local guides, and in-destination experiences. We aim to further invest in our brand to increase awareness among new guests regarding the benefits of Vacasa and the value of our offering to build brand affinity, engagement and repeat usage.

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Expand into international markets.   We have an international footprint in Canada, Mexico, Belize and Costa Rica today. Over time, we intend our new market expansion to also include selective entry into attractive international markets primarily in Europe and the Americas. According to Technavio, over 70% of vacation rental spend occurs outside the United States. We believe we can extend our platform internationally to both penetrate and unlock local markets globally using a similar playbook to what we have done in North America, as the market opportunity also remains fragmented, with limited technology tools available from other property managers.

Our Platform and Product Offerings
Our platform delivers a comprehensive offering to homeowners looking to rent their vacation homes, guests looking to experience the potential that vacation rentals can offer, and guides all aspects of our local operations.

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Offerings for Homeowners
We have designed our platform with a homeowner-first approach. Our homeowner offering includes products and services designed to enable homeowners to maximize rental income from their properties while having the peace of mind that their property is cared for. Our homeowner offering includes:
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Property setup and listing optimization.   We swiftly handle the comprehensive steps needed to allow a homeowners’ home to be listed for rent. We offer design resources, professionally written descriptions, HD photography and 3D Tours in order to maximize guest appeal. We also offer feature and amenity recommendations based on our trove of proprietary data. Once a listing is live, we handle all aspects of marketing, calendar management and guest interaction.

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Demand generation.   Our proprietary software automatically syndicates listings across our own scaled direct booking site and on the booking sites of over 100 third party distribution partners, including Airbnb, Booking.com, and Vrbo to capture demand wherever it exists. We seamlessly integrate and syndicate our listings across our site and those of our distribution partners. We have also built tools to allow for granular modifications on listings or prices by channel. We have built a proprietary universal channel management system that takes the details associated with a given home and shares the listing instantly with the appropriate partner sites. We overlay our partner optimization dashboard that allows us to run A/B tests across our partner network, understand pricing elasticity by partner and work to optimize contributions regardless of channel.

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Twin Rocks Historic Beach House
Dolphin Street Vacation Rental
Wildwood Cabin
Pacific View Paradise - 1 BR Option
Oceanfront Paradise Vacation Rental
The Lodge at Welches - 5BR option
Marine Street Vacation Rental
Oceanview Retreat Vacation Rental
Gearhart Ocean Views
Camas Lane 10
The Lodge at Welches
Neskowin Shores Vacation Rental
Blue Sea Oceanfront Cottage
Shoreline Cottage Oceanfront Vacation Rental
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Dynamic pricing.   Homeowners can earn more when they switch to Vacasa. We do this by maximizing the total rental revenue. We use artificial intelligence to predict how and when we can deliver the maximum yield for homeowners, and price the home accordingly. To achieve this optimization we continually adjust rental rates up to 12 million times a day across all our channels based on proprietary data and real-time booking dynamics. Our data scientists and machine learning engineers continually A/B test, iterate and release new algorithms in an effort to improve revenue per available night.

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Tax & compliance support.   We simplify compliance and tax-related tasks for homeowners. We collect and remit transient occupancy taxes (TOT) through our platform and assist with filing necessary permits for vacation rental properties in certain jurisdictions.

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Real estate analytics.   We offer homeowners advanced analytics based on the wealth of proprietary and industry data we have around vacation rental activity. We provide rental projections to help buyers make informed decisions about potential purchases.

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Homeowner dashboard and mobile app.   Homeowners can easily access all their booking, payment, and performance details in a simple, intuitive interface on our homeowner portal or via our mobile app. Information is personalized and 24/7 support is readily accessible.

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Offerings for Guests
For guests, our offerings provide a frictionless way to search, discover, transact and experience Vacasa listings. Our guest offerings include:
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Direct booking site.   Our booking site is elegant and intuitive, and serves as our own scaled demand channel. Approximately 30% of gross booking value was generated through our direct channel, which includes our booking site and Guest app, in the trailing twelve months ended September 30, 2021.

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Payment capabilities.   Guests can book instantly on our website or mobile app, all in a secured environment. We offer multiple payment options, including payment plans offered through our partnership with Affirm.

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24/7 support.   Guests can access our support staff around the clock. Our dedicated customer support team is available 24/7 and is easily accessible via phone, Vacasa.com, or our Guest app.

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Smart home integration.   Our smart home integration comprises a host of devices including smart locks, thermostats, in-home tablets, Wi-Fi, pool heaters and noise monitoring. The integration of these devices and features deliver compelling value for guests. For example, with smart locks guests no longer run the risk of not finding their key in the lockbox upon arrival or needing to wait for a property manager to drop it off. At the same time homeowners also receive an additional level of security not available with static keys.

Smart thermostat
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In-home tablet

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Guest app.   Our powerful Guest app enables a frictionless experience with a comprehensive suite of features for before, during and after their stay. Guests are able to search, book and pay for their stay through the app. Leading up to the trip we prepare them by sending important details about the home and their stay. Upon arrival at the home, the Guest app facilitates access to the property, WiFi connection and our 24/7 support. Our Guest app is designed to drive strong engagement, satisfaction, extended stays and return stays.

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Technology Utilized by our Local Operations Teams
Underpinning our local operations teams is our proprietary technology that guides all aspects of home care. These capabilities include:
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HomeCare Hub.   Our HomeCare Hub is a proprietary software tool purpose-built for vacation rentals and powered by AI. Our HomeCare Hub allows us to optimize staffing, assignments, dispatching and workflows across all of our local markets. Operations managers are able to monitor all the homes in their portfolio 24/7 with bi-directional flow of information from the property. Furthermore, we have built API integrations to vendors to maximize efficiency in the process. Our AI-driven software solution continuously improves, enhancing our operational effectiveness over time.

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Field application.   Our field application is leveraged by all of our home care staff, maintenance personnel and local managers. It is directly tied into our HomeCare Hub software tool, which enables seamless coordination between managers, contractors and field personnel. Our proprietary application provides visibility to employees on assigned tasks or open tickets. The field application is used in a myriad of ways, such as a guest check-out status to facilitate accelerated cleans and post-cleaning photo submissions for real-time inspection approval. Over time, we have been able to automate more of the operational playbook and leverage AI and machine learning to drive significant efficiency gains at the market level.

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Ticketing system and time tracking.   We provide comprehensive management of all employee activity on our platform. This includes a ticketing system with detailed real-time tracking for every homeowner or guest-related task. Our local operations teams can clearly see and manage their workflow. Additionally, employees can utilize our system to easily track their time and productivity.

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Unit-based instructions and direction.   Our field application provides our local home care teams with directions to homes, estimated clean times and security codes for entry.

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Smart home technology.   Smart home technology, such as smart locks, can greatly improve our operational efficiency. For example, local staff do not need to visit homes to change lock box codes or replace lost keys, and certain locks can be programmed to trigger notifications so we know when a guest has checked in and, more importantly, when they have checked out. We can then utilize this information to inform our scheduling algorithms which improves the efficiency of our local teams running home care.

Our Development and Technology Infrastructure
We have a research and development culture that rapidly and consistently delivers high-quality enhancements to the functionality, usability, and performance of our platform. As of September 30, 2021 we have assembled a team of approximately 170 highly skilled engineers, designers, product managers, and data scientists whose expertise spans a broad range of technical areas. We embrace a DevOps culture whereby engineering teams both build systems and manage them in production. We organize our tech organization

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into cross-functional agile delivery teams, integrating product management, engineering, data science, design, and system operations. We utilize a microservices architecture which allows these teams to release updates rapidly and independently. We focus on creating rich customer experiences while also architecting for massive scale. Our web-based offerings are responsive, mobile-enabled, and operating system-agnostic. We build native iOS and Android applications for our guests and owners for a more polished experience.
In November 2021, we launched a new Vacasa Homeowner app through which homeowners are able to monitor reservations and track home maintenance as well as review the financial performance of their Vacasa vacation rental home. The Vacasa Homeowner app allows homeowners to receive push notifications when their home receives a booking and to view booking rates for their home at any given time. The Vacasa Homeowner app adds to our growing technology ecosystem and was designed to help homeowners stay more connected to their vacation rental home and increase transparency for homeowners into our services.
Sales and Marketing
Our marketing strategy includes brand marketing, performance marketing and nurture marketing. Brand marketing increases awareness among potential homeowners and guests, helping them understand the benefits of renting their home through Vacasa and of booking and experiencing a Vacasa property. We deploy performance marketing strategies through digital and offline channels to drive additional traffic from high-intent prospective guests. We complement our brand and performance marketing with nurture initiatives through email and outbound communications to ensure that we retain high-value homeowners and guests.
In addition to brand, performance and nurture marketing, we engage in public relations and communications activities to strengthen our brand and enable us to be less reliant on performance marketing. Our communications team works across press and policy channels to share timely and important news about Vacasa. They also oversee the execution of a consumer, product, corporate, and policy communications plan that supports our brand strategy.
We deploy focused outbound sales efforts targeted at homeowners of properties we predict will be high-value listings on our platform. Once prospects are identified, our sales development reps and sales executives work to convert homeowners to our platform. We have both local and central sales executives. Our local sales executives have crucial area relationships and deep referral networks that bolster our efforts.
Our Distribution Partners
As part of our multi-channel distribution strategy, we have established relationships with over 100 online booking sites, including Airbnb, Booking.com and Vrbo, pursuant to which we make Vacasa-listed properties available for booking by guests through these partners’ online platforms. Bookings through our distribution partners accounted for approximately 75% and 65% of our Gross Booking Value during the years ended December 31, 2019 and 2020, and approximately 65% and 70% of our Gross Booking Value during the nine months ended September 30, 2020 and 2021.
Our agreements with our distribution partners typically provide either that (1) the partner will receive a commission on bookings made through the channel transactions (with the rate varying by partner) or (2) we will pay the partner a fixed subscription fee, typically on an annual, per-listing basis. Certain partners may charge guests additional fees directly.
Our People
As of September 30, 2021, we employed a total of approximately 8,000 team members globally. Our dedicated local operations teams, which consisted of approximately 5,800 employees as of September 30, 2021, work directly with our homeowners to provide comprehensive vacation rental management services and exceptional care for our guests. Our local operations teams deliver dedicated around-the-clock care that delights our guests and puts our homeowners’ minds at ease. Our field teams are firmly backed by our central team employees who work in our offices or remotely. This group, which consisted of approximately 2,200 employees as of September 30, 2021, is composed of engineers, product managers, marketers, operations leads, finance professionals, human resources and legal personnel.

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We are committed to hiring a diverse workforce. We seek to foster an inclusive environment where everyone feels welcome to be their authentic selves and all voices are heard  —  an environment that is aligned with our values and that reflects our global community.
Our Culture
Our people are the heart of our business, our most valuable asset, and the foundation of our culture. When you put a group of passionate professionals together  —  who set out each day to enhance the lives of our homeowners, guests, partners, and most importantly each other  —  the result is a culture of service and respect, always focused on solutions and improvement.
Vacasa’s culture has grown and evolved along with its people. We started in 2009 with one home and a small, scrappy team. Today we manage approximately 35,000 homes with a team of experts across the travel and hospitality industry. Even with all of this scale, we still maintain the entrepreneurial spirit that drove Vacasa in its early days. We hold ourselves accountable to the values we’ve grown into as a company, which guide our decision making as we work towards our shared mission of reimagining the vacation rental experience for homeowners and guests through our end-to-end technology platform:
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Accountability:   We are committed, purposeful and intentional. We take aim and follow through with decisive action.

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Empathy:   We listen closely, engage thoughtfully and cultivate lasting relationships built on mutual benefit and trust.

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Growth:   We set the bar high and push ourselves and our teammates to continually expand, improve and progress.

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Innovation:   We look to the future, anticipate what’s next, iterate and learn from our mistakes.

Diversity, Equity & Inclusion
Our culture is also one of inclusion. We actively work to dismantle inequities within our policies, systems, programs and services to ensure that Vacasa is a space where no one feels the need to edit their identity. We continuously aspire to be a more equitable, safe, and welcoming work environment for all of our team members, and a better advocate to the communities we serve.
Competition
We operate in a highly competitive environment. As we seek to expand our geographic footprint and grow our business globally, we face competition in attracting and retaining homeowners and guests.
Homeowners.   Homeowners have two primary options for online listing, demand generation and distribution and care of their homes, self-management or using local property management businesses. Homeowners who self-manage are able to list on sites such as Airbnb and Vrbo, and may choose to leverage additional software tools to handle aspects of the process such as pricing or scheduling, or fully self-manage. We compete for homeowners based on many factors, including the volume of bookings generated by guests on our platform and those of our distribution partners; ease of onboarding onto our platform; the service fees and commissions we charge; the owner protections we offer, such as our insurance programs; and the strength of our brand. Throughout the COVID-19 pandemic, we have also competed based on our cancellation and shut down policies in response to regulatory actions.
Guests.   We also compete to attract guests to our platform. Guests have a wide range of options for finding and booking accommodations, and as such, we compete with other forms of accommodations including hotels, other vacation rental companies, and serviced apartment providers, both online and offline. We also compete for traffic and demand generation through our direct booking channel with Airbnb, Google, Booking Holdings (including the brands Booking.com, KAYAK, Priceline.com and Agoda.com), Expedia Group (including the brands Expedia, Vrbo, Hotels.com, Orbitz and Travelocity), Tripadvisor, Trivago, AllTheRooms.com and regional booking sites and OTAs, and to a lesser degree, urban rental sites such as Sonder, and niche programs such as Inspirato. We compete for guests based on many factors, including the uniqueness and quality of our inventory and the availability of homes; the value and all-in cost of our

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offerings relative to other options, our brand; and the ease of use of our platform. Throughout the COVID-19 pandemic, we have also competed based on the availability of inventory close to where guests live, as well as the perceived safety and cleanliness of the listings on our platform.
We believe we compete favorably on the basis of the key competitive factors noted above. However, many of our competitors and potential competitors are larger and have greater financial, technical and other resources, including greater brand name recognition, longer operating histories, larger marketing budgets and established marketing relationships, access to larger customer bases and significantly greater resources for the development of their offerings. See “Risk Factors  —  Risks Related to Vacasa’s Business and Industry  —  The business and industry in which we participate are highly competitive, and we may be unable to compete successfully with our current or future competitors.”
Facilities
We are headquartered in Portland, Oregon, where we have lease commitments for approximately 99,100 square feet across two buildings. We reduced our Portland, Oregon space by approximately 12,000 square feet in early September 2021. We also have sizable central operations in Boise, Idaho where we lease approximately 34,300 square feet of space in the downtown area, and in Austin, Texas where we lease approximately 15,600 square feet of space brought over with the TurnKey acquisition. We also maintain regional office leases in various locations in the United States and internationally as necessary or desirable for us to operate our property management or real estate services, for storage purposes, and to facilitate our operations at the local levels.
We continue to seek ways to reduce our global footprint in response to the COVID-19 pandemic. The COVID-19 pandemic has highlighted that we are able to maintain most of our central business operations outside of traditional office space. We believe our facilities are adequate and suitable for our current needs and expect to continue to reduce our reliance on office space in the future.
We have taken measures to improve the efficiency standards of our corporate offices, including reducing waste, water, and power, and our Portland headquarters office building is LEED certified.
Intellectual Property
Our intellectual property is an important component of our business. We rely on a combination of patents, trademarks, domain names, copyright, know-how and trade secrets, as well as contractual provisions and restrictions, to protect our intellectual property. As of September 30, 2021, we held two U.S. patent applications, which were published in April 2021 and remain in progress, and one patent registration acquired through the TurnKey Acquisition. The two patent applications seek to protect proprietary inventions relevant to our business. While we believe our patent applications and registration are important to our competitive position, we do not believe any single patent application or registration is material to our business as a whole. We intend to pursue additional patent protection to the extent we believe it would be beneficial and cost effective.
As of September 30, 2021, we owned fifty-three (53) U.S. and sixty-four (64) international (across fifty-four (54) countries) registered or pending trademarks, including “Vacasa,” “Vacation Rentals Made Easy,” “Vacation Differently” and related logos and designs. We also own several domain names including “Vacasa.com” and other country code top level domain name equivalents.
We rely on trade secrets and confidential information to develop and maintain our competitive advantage. We seek to protect our trade secrets and confidential information through a variety of methods, including confidentiality agreements with employees, third parties, and others who may have access to our proprietary information. We also require employees to sign invention assignment agreements with respect to inventions arising from their employment, and restrict unauthorized access to our proprietary technology. In addition, we have developed proprietary, AI-driven software that is protected through a combination of copyright and trade secrets.
Notwithstanding our efforts to protect our intellectual property, there can be no assurance that the measures we take will be effective or that our intellectual property will provide any competitive advantage. We cannot provide any assurance that any patents will be issued from our pending or any future applications

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or that any issued patents will adequately protect our proprietary technology. Our intellectual property rights may be invalidated, circumvented or challenged. Furthermore, the laws of certain countries do not protect intellectual property and proprietary rights to the same extent as the laws of the United States and, as a result, we may be unable to protect our intellectual property and other proprietary rights in certain jurisdictions. In addition, while we have confidence in the measures we take to protect and preserve our trade secrets, we cannot guarantee that these measures will not be circumvented, or that all applicable parties have executed confidentiality or invention assignment agreements. In addition, such agreements can be breached, and we may not have adequate remedies should any such breach occur. Accordingly, our trade secrets may otherwise become known or independently discovered by competitors. For more information regarding the risks related to intellectual property, see “Risk Factors  —  Risks Related to Information Technology, and Data Security and Data Privacy.”
Data Privacy & Security
The protection of identifiable information about individuals, or personal data, that we collect is important for ensuring trust with our stakeholders. In the course of operations, we collect and process a variety of personal data from interactions with customers and visitors, individuals’ use of our websites and/or applications, social media, and advertisements, or individuals’ communications with us relating to any services we offer. We also collect personal data from job applicants, employees and independent contractors, and employees of certain companies with which we work.
We store, protect, use and transmit personal data in accordance with our online privacy policy and internal data security and data handling policies and procedures, in addition to a variety of industry-standard technical, administrative, and physical measures. We also employ a variety of measures designed to comply with our legal obligations in relation to the collection and processing of personal data and promote the use of fair information practice principles to protect personal data.
Such measures include, but are not limited to: specifying collection and processing purposes; restricting the use of personal data to specified purposes; minimizing the collection and retention of personal data beyond what is required for our operations; anonymizing, pseudonymizing, or otherwise obfuscating certain personal data; encrypting personal data; administering privacy awareness training; inventorying personal data processing activities; managing service providers processing personal data on our behalf; and embedding privacy into the design of our products and services.
We are subject to a variety of data privacy and security laws and regulations across multiple jurisdictions. Such laws and regulations include, but are not limited to:
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United States:

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Telephone Consumer Protection Act (TCPA)

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Fair Credit Reporting Act (FCRA)

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Controlling the Assault of Non-Solicited Pornography and Marketing Act (CAN-SPAM)

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California Consumer Privacy Act (CCPA) as amended by the California Privacy Rights Act (CPRA)

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Section 5(a) of the FTC Act and state-level Unfair and Deceptive Acts and Practices (UDAP) laws

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State-level data security and breach notification laws

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State-level employee email and Internet monitoring laws

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European Union:

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General Data Protection Regulation (EU GDPR)

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ePrivacy Directive

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United Kingdom:

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General Data Protection Regulation (UK GDPR)

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Data Protection Act

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Canada:

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Canadian Anti-Spam Legislation (CASL)

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Personal Information Protection and Electronic Documents Act (PIPEDA)

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Mexico

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Regulations to the Federal Law on Protection of Personal Data Held by Private Parties

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Chile

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Law No. 19.628 On the Protection of Private Life, as amended in 2018

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New Zealand

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The Privacy Act 2020

The laws and regulations included above set forth a variety of compliance requirements related to the collection and processing of personal data. In order to ensure compliance with such requirements, we maintain and continuously develop a cross-functional and interdisciplinary privacy program that covers the following areas: data subject (consumer) rights; training and awareness; vendor management; personal data inventorying and mapping; retention and destruction; privacy impact assessments; privacy policy management; and incident management.
Regulatory Landscape
We are subject to a wide variety of laws, rules, and regulations enforced by both governments and private organizations. Many of these rules and regulations are constantly evolving. If we are unable to comply with them, we could be subject to civil and criminal liabilities, revocation, or suspension of our licenses or other adverse actions. We may also be required to modify or discontinue some or all of our offerings, and our ability to grow our business and our reputation may be harmed. See “Risk Factors” for a discussion of our regulatory risks.
Short-Term Regulatory Considerations in the Markets in which we Operate
We operate in hundreds of locations across the United States, with varying sets of rules and regulations associated with each state, county, city, town, township, or village. We typically focus our operations in markets whose jurisdictions allow for un-hosted, non-owner occupied short-term rentals, and avoid cities, such as San Francisco and Denver, that only allow “homeshares,” which are rentals of the owner’s primary residence. Occasionally, however, acquisitions of other management companies bring with them a relatively small number of rentals that are subject to these primary residence rules.
The owners of the properties we manage are ultimately responsible for obtaining and maintaining applicable permits, licenses, and tax registrations, and for complying with local zoning restrictions as well as restrictive covenants and homeowner association bylaws. We often assist with permitting, licensing, and taxation to the extent we are legally able, and work hard to verify and ensure compliance with state and local laws for all of our homes. When violations occur, we strive to move quickly to correct them and abide by the decisions of government officials.
Some states require short-term rentals to be offered through a licensed real estate broker. Where applicable, we offer and operate rentals through a licensed subsidiary.
Below is a list of certain of our key markets and a basic description of the regulatory environment of each market. Regulations in these markets have not had, and are not currently expected to have a material adverse impact on our operations or revenue. We continually monitor regulations in all of our markets, and adjust our operations to comply as new rules become effective.
Florida
Two of our top markets are located in Florida. All unhosted homes in Florida that rent short-term (under the lesser of 30 days or one month) more than three times in a year are required to obtain one of

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two types of Vacation Rental licenses from the state Department of Business and Professional Regulation: Vacation Rental  —  Dwelling, or Vacation Rental  —  Condo. Homes can be licensed separately, or as part of a group or collective.
Current Florida law prevents local governments from prohibiting or regulating the duration or frequency of vacation rentals, unless the local ordinance was adopted on or before June 1, 2011. Bills introduced in the legislature over the last several years, including again in 2021, have sought to strengthen that state preemption to include prohibitions on other rules, such as zoning restrictions and permitting or registration requirements, but have thus far been unsuccessful. Many cities and counties have expressed their opposition to the loss of local control that such a law would bring. For now, local governments can still regulate certain activities related to short-term rentals. Regulations in our top Florida markets are described below.
Panama City Beach, FL
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Within Panama City Beach, short-term rentals must be located in permitted zoning districts, and different minimum stay requirements apply in different districts. Rental homes must obtain a business tax receipt prior to operating. In Panama City, short-term rentals are prohibited in residential zoning districts, and in zoning districts where allowed must obtain applicable business and tax registrations.

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Outside of Panama City Beach and Panama City, rentals in unincorporated Bay, Gulf, or Franklin Counties must register to collect and remit applicable taxes.

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Rentals in Port St. Joe are only permitted in one zoning district, and require a business license and applicable tax registrations.

Destin, FL
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Short-term rentals are permitted in a number of zoning districts in Destin. Only single-family homes require registration, and an annual decal signifying the registration must be posted on signage required to be placed on the property. Condos and apartments only require tax registration.

Other Markets
Maryland
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The majority of our Maryland operations occur in Ocean City, where rental registration is required. A relatively small number of homes are located in the R-1 zoning district, which carries with it a separate occupancy restriction. Other rentals in this area are located in unincorporated Worcester County, which requires a rental license.

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A smaller number of homes are located in Garrett County, which requires a license and health department approval.

Gulf Shores, AL
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We operate in four major jurisdictions in the Gulf Shores area: Gulf Shores, Orange Beach, Dauphin Island, and Baldwin County. In Gulf Shores, short-term rentals are prohibited in certain residential zoning districts, and allowed in certain zoning districts within the Tourist Rental Overlay District with a vacation rental business license. Orange Beach allows rentals of 14 days or less in the Beach Overlay District with a vacation rental license, while rentals of 15 days or longer are allowed in all zoning districts with a short-term rental license. Dauphin allows short-term rental with a business license, and Baldwin County does not specifically regulate short-term rentals. A lodging tax applies to all of these jurisdictions.

Southern California
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The southern California market comprises several different jurisdictions, described below. In addition to the listed requirements, a transient occupancy tax is required in each area.

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San Diego adopted a new short-term rental ordinance in 2021 that will create a licensing system starting in July 2022. The number of licenses available will be capped at 1% of the city’s total housing units, except for inside the Mission Beach Community Planning Area, which will have a 30% cap. Later in 2021, the city is expected to develop a lottery process to issue licenses, with an anticipated preference for existing “good actors.”

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Newport Beach prohibits short-term rentals in the R-1 zoning district, and otherwise requires a permit where they are allowed. The city adopted an ordinance in 2020 that would cap permits at 1,550 and require a three-night minimum stay, but these requirements have not yet been approved by the California Coastal Commission as required by state law.

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Short-term rentals within Oceanside require a permit, but are otherwise not currently limited in number, while Carlsbad allows short-term rentals in the Coastal Zone with a permit.

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San Clemente allows short-term rentals within a few Short-Term Lodging Unit Overlays (zones) with permits.

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A number of homes we manage are located in coastal areas of unincorporated San Luis Obispo County, which requires a business license.

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We also manage a relatively small number of homes in the area of Oxnard and Ventura. Oxnard recently adopted a new short-term rental ordinance in 2020 that requires a vacation rental permit and limits the number of rental days to no more than 100 each year. Ventura requires short-term rentals to have a permit and guests are required to stay a minimum of seven nights between the middle of June and the end of August.

Charleston, SC
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The Charleston market encompasses a number of jurisdictions with some wide variance in regulations. Kiawah Island requires a rental business license for short-term rentals, but caps those licenses in residential zoning districts, while Folly Beach, Isle of Palms, and Seabrook Island all allow short-term rentals anywhere in the city with the appropriate business license.

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Within the city limits of Charleston, where we have more limited offerings, short-term rentals are much more strictly regulated. Outside of commercial zoning districts within the Short-Term Rental Overlay, homes must be the owner’s primary residence, and all short-term rentals within the city require a permit.

Hilton Head Island, SC
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Hilton Head Island does not specifically regulate short-term rentals, but does require collection and payment of state and local taxes.

Tennessee
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In the market that includes Pigeon Forge, Gatlinburg, Sevierville, and Townsend, each of the cities require a type of permit and restrict new short-term rentals in at least some residential zoning districts. Rules are more relaxed in the unincorporated areas of Sevier and Blount Counties.

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Nashville has recently prohibited new permits for non-owner occupied short-term rentals in certain residential zoning districts, but many zoning districts still allow it.

Myrtle Beach, SC
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In Myrtle Beach, short-term rentals are prohibited in residential zoning districts, with the exception of those homes that have been grandfathered in because they operated prior to the adoption of zoning restrictions. Where permitted, short-term rentals must have a business license and collect applicable state and local taxes.

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North Myrtle Beach only lightly regulates short-term rentals with a parking standard that has a limited effect on the number of homes available for short-term rental use.

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Hatteras, NC
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Our operations in Hatteras and the nearby communities of Buxton, Frisco, Avon, and Rodanthe fall under the jurisdiction of Dare County, which requires the collection and payment of taxes but does not otherwise specifically regulate short-term rentals.

Real Estate Regulatory Considerations for our Business Operations
As discussed above, our vacation rental property management operations are considered real estate services in certain states. In addition, our buy/sell real estate brokerage services, offered separately in select states, are considered real estate services. Real estate service providers must be licensed at a brokerage or broker level, and are commonly referred to as a real estate brokerage. Real estate brokerages are licensed at the state level and are primarily regulated by state level agencies dedicated to real estate or licensing services.
State Regulation
Real estate brokerage licensing laws vary widely from state to state. All entities and individuals providing brokerage services must be licensed separately in each state where they operate. Generally, a corporate entity must obtain a firm level license, although in some states the licenses are personal to individual brokers and an entity is associated with the individual broker’s license. Where a firm license is obtained, an individual broker is appointed as the principal broker. The term of art for the principal broker varies from state to state. Licensed agents or salespersons must also obtain a license and affiliate their license under a firm or a principal broker to engage in licensed real estate brokerage activities.
The principal broker in each state is responsible for compliance with licensing laws and for actively supervising the licensed brokerage activities of all its licensees within the state. All licensed market participants, whether individuals or entities, must also comply with a state’s real estate licensing laws and regulations. The licensing laws and regulations vary in each state, but generally detail minimum duties, obligations, and standards of conduct for licensees include requirements related to contracts, disclosures, record-keeping, local offices, handling of trust funds, agency representation, advertising regulations, and fair housing regulations. In each of the states where our operations require, we have designated a properly licensed principal broker and, as required, we also hold a corporate real estate broker’s license.
Federal Regulation
Several federal laws and regulations govern the real estate brokerage business, including federal fair housing laws such as the Real Estate Settlement Procedures Act of 1974, or RESPA, and the Fair Housing Act of 1968, or FHA. RESPA restricts kickbacks or referral fees that real estate settlement service providers such as real estate brokers, title and closing service providers and mortgage lenders may pay or receive in connection with the referral of settlement services. RESPA also requires certain disclosures regarding certain relationships or financial interests among providers of real estate settlement services.
RESPA provides a number of important exceptions that allow for payments or referral commissions to be made and received between licensed real estate brokers and for market-rate compensation payments between service providers for services actually provided. RESPA is administered by the Consumer Financial Protection Bureau, or CFPB. The CFPB has applied a strict interpretation of RESPA and related regulations, and often enforces these regulations in administrative proceedings. Consequently, industry participants have modified or terminated a variety of historical business practices to avoid the risk of protracted and costly litigation or regulatory enforcement.
The FHA prohibits discrimination or any preference in housing because of race, color, national origin, religion, sex, familial status and disability. The FHA applies to real estate brokers and licensees involved in the purchase or sale of homes and to the non-transient rental of homes. The FHA also applies broadly to many forms of advertising and communications, including MLS listings, websites and social media postings.
Local Regulation
In addition to state and federal regulations, residential transactions may also be subject to local regulations. These local regulations generally require additional disclosures by parties or licensees in a

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residential real estate transaction, or the receipt of reports or certifications, often from the local governmental authority, prior to the closing or settlement of a real estate transaction. Local regulations also may expand those protected from housing discrimination laws by protecting additional classes of people and providing additional fair housing laws.
MLS Rules
Our real estate buy/sell brokerages are also subject to rules, policies, data licenses, and terms of service established by over 50 MLSs of which we are a participant. These rules, policies, data licenses and terms of service specify, among other things, how our licensees may access and use MLS data and how MLS data must be displayed on websites we control or that our licenses maintain. The rules of each MLS to which we belong can vary widely and are complex.
National Association of REALTORS (NAR)
NAR, as well as state and local associations of REALTORS, have codes of ethics and rules governing members’ actions in dealings with other members, clients, and the public. Our licensees and licensed entities must comply with these codes of ethics and rules as a result of membership in these organizations.
Legal Proceedings
We are currently involved in, and may in the future be involved in, legal proceedings, claims, and government investigations in the ordinary course of business. These include proceedings, claims, and investigations relating to, among other things, regulatory matters, commercial matters, intellectual property, competition, tax, employment, pricing, discrimination, consumer rights, personal injury, and property rights. See Note 13 to our condensed consolidated financial statements included elsewhere in this prospectus.
Depending on the nature of the proceeding, claim, or investigation, we may be subject to monetary damage awards, fines, penalties, or injunctive orders. Furthermore, the outcome of these matters could materially adversely affect our business, results of operations, and financial condition. The outcomes of legal proceedings, claims, and government investigations are inherently unpredictable and subject to significant judgment to determine the likelihood and amount of loss related to such matters. While it is not possible to determine the outcomes, we believe based on our current knowledge that the resolution of all such pending matters will not, either individually or in the aggregate, have a material adverse effect on our business, results of operations, cash flows, or financial condition.

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MANAGEMENT
Officers and Directors
Set forth below are the names, ages and positions of each of the individuals who serve as our directors and officers as of November 23, 2021:
Name	Age	Position
Non-Employee Directors
Joerg Adams	42	Director
Ryan Bone	33	Director
Eric Breon	43	Director
Chad Cohen	46	Director
Benjamin Levin	49	Director
Barbara Messing	50	Director
Jeffrey Parks	40	Chairman of the Board of Directors
Karl Peterson	53	Director
Chris Terrill	50	Director
Executive Officers
Matthew Roberts	53	Chief Executive Officer and Director
Jamie Cohen	35	Chief Financial Officer
Craig Smith	46	Chief Operating Officer
In the biographies below, references to Vacasa Holdings should be deemed to refer to its predecessor Vacasa LLC for periods prior to May 2020.
Non-Employee Directors
Joerg Adams joined the Vacasa Holdings board of managers in October 2019 and has served as a member of Vacasa, Inc.’s Board since           , 2021. Mr. Adams currently serves as a Managing Director at Silver Lake, a technology-focused private equity firm, which he joined in August 2006. In addition to his service on the Vacasa Holdings board, Mr. Adams has also served on the board of directors of ServiceMax, Inc., a privately held software company, since 2019. Mr. Adams holds a BS in Finance from Indiana University and a degree in Business Administration from the European School of Business in Reutlingen, Germany. We believe Mr. Adams is well qualified to serve as a member of our Board because of his extensive experience in the private equity industry and his experience advising the boards of technology companies as a director.
Ryan Bone joined the Vacasa Holdings board of managers in May 2020 and has served as a member of our Board since           , 2021. Mr. Bone is a Director of Silver Lake, a technology-focused private equity firm, which he joined in 2013. Prior to joining Silver Lake, Mr. Bone worked in the Technology, Media and Telecommunications Investment Banking Group at Goldman Sachs. Mr. Bone holds a BA in Economics from Amherst College. We believe Mr. Bone is well qualified to serve as a member of the Vacasa Board because of his extensive experience in the private equity industry and his experience advising technology companies.
Eric Breon joined the Vacasa Holdings board of managers in 2009 and has served as a member of our Board since           , 2021. Mr. Breon previously served as the Chief Executive Officer of Vacasa Holdings from December 2009 to February 2020. Mr. Breon holds a BS from Rensselaer Polytechnic Institute. We believe Mr. Breon is well qualified to serve as a member of the Vacasa Board because of his deep industry knowledge and extensive experience as Vacasa Holdings’ Chief Executive Officer.
Chad Cohen joined the Vacasa Holdings board of managers in October 2020 and has served as a member of our Board since           , 2021. Mr. Cohen currently serves as the Chief Financial Officer of

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Adaptive Biotechnologies Corp., an immune-driven medicine company, a role he has held since August 2015, and previously as Chief Financial Officer of Zillow Group, a publicly traded real estate marketplace company, from March 2011 to August 2015. Chad is also an Operating Partner of Cota Capital, a role he has held since October 2020. Mr. Cohen previously served on the board of directors of Trupanion, Inc., a publicly traded pet insurance company, from December 2015 to July 2019. Mr. Cohen holds a BSBA in Management with a concentration in Accounting from Boston University. We believe Mr. Cohen is well qualified to serve as a member of the Vacasa Board because of his experience with public companies, both as an executive officer and as a director and because of his financial expertise.
Benjamin Levin joined the Vacasa Holdings board of managers in 2016 and has served as a member of our Board since           , 2021. Mr. Levin founded and currently serves as co-CEO of Level Equity Management, LLC. Prior to founding Level Equity, Mr. Levin served as Managing Director at Insight Venture Partners. Since 2003, Mr. Levin has served, and continues to serve, on the board of directors of various privately held companies. Mr. Levin holds an AB in Government from Harvard University. We believe Mr. Levin is well qualified to serve as a member of the Vacasa Board because of his extensive experience in the private equity and venture capital industry and his financial, business and leadership experience.
Barbara Messing has served and as a member of our Board since           , 2021. Ms. Messing has served as Chief Marketing & People Experience Officer of Roblox Corporation, an online gaming platform, since August 2020. From August 2018 to August 2019, Ms. Messing served as Senior Vice President, Chief Marketing Officer of Walmart US, a company engaged in retail and wholesale operations. Between February 2011 and April 2018, Ms. Messing served as Vice President and Chief Marketing Officer, and later Senior Vice President and Chief Marketing Officer, for TripAdvisor, Inc., an online travel company. Between April 2002 and February 2011, she served in a number of management positions at Hotwire.com, an Internet-based travel agency, including Vice President of Customer Experience and Vice President and General Manager, Travel Ticker. Ms. Messing has served on the board of directors of Overstock.com, Inc., a publicly traded internet retailer, since August 2020, and she previously served on the board of directors of Diamond Resorts International, a hospitality and vacation ownership company, from February 2020 to July 2021, and the board of directors of XO Group, Inc., which merged with WeddingWire in December 2018. Ms. Messing received her BA from Northwestern University and her JD from Stanford Law School. We believe Ms. Messing is well qualified to serve as a member of the Vacasa Board for her extensive experience in both management and director positions of public companies and in the travel and hospitality sector.
Jeffrey Parks joined the Vacasa Holdings board of managers in October 2017 and has served as a member of our Board since           , 2021, currently serving as the Chairman. Mr. Parks is a co-founding partner and managing partner of Riverwood Capital, a private equity firm. Prior to co-founding Riverwood Capital in 2008, Mr. Parks served as an investment executive with KKR & Co. LLP, a private equity firm, as an investment professional at Oaktree Capital Management, and as an investment banker at UBS. Mr. Parks has served on the boards of directors of many public and privately-held companies. Mr. Parks holds dual BA degrees in Economics and Mathematics from Pomona College, where he currently serves on the Board of Trustees. We believe Mr. Parks is well qualified to serve as a member of the Vacasa Board because of his extensive corporate governance and business leadership experience technology companies, including as a director and private equity investor.
Karl Peterson has served and as a member of our Board since           , 2021. Mr. Peterson has served as TPG Pace’s Non-Executive Chairman and as a member of its board of managers since March 2021. Mr. Peterson is a Senior Partner of TPG and the founder and Managing Partner of TPG Pace Group, the firm’s effort to sponsor special purpose acquisition companies and other permanent capital solutions for companies. Mr. Peterson currently serves as the Non-Executive Chairman and Director of TPG Pace Beneficial Finance Corp. and TPG Pace Tech Opportunities Corp. since July 2020 and TPG Pace Beneficial II Corp. and TPG Pace Tech Opportunities II Corp. since March 2021. Mr. Peterson has served as a director, President and Chief Executive Officer of TPG Pace Holdings Corp. from its inception in February 2017 through its business combination with Accel in November 2019, and is currently the Chairman of the board of directors of Accel. Mr. Peterson also served as a director, President and Chief Executive Officer of Pace Holdings Corp. from its inception in June 2015 through its business combination with Playa in March 2017, and is currently a member of the board of directors of Playa. He also served as the founding president and CEO of TPG Pace Energy in 2017. We believe Mr. Peterson is well qualified to serve on our board of directors because of his significant leadership, investment and financial expertise.

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Chris Terrill joined the Vacasa Holdings board of managers in October 2020 and has served as a member of our Board since           , 2021. Mr. Terrill has served as Co-Chairman of Z-Work Acquisition Corp., a technology company, since February 2021. Prior to joining Z-Work, Mr. Terrill served as Chief Executive Officer of Angi Inc., an online services provider, from October 2017 to November 2018, and as Chief Executive Officer of HomeAdvisor from May 2011 to November 2018. Mr. Terrill has also served on the boards of directors of Realogy Holdings Corp., a publicly traded residential real estate company, since July 2016; Data Axle Inc., a privately held consumer data company, since August 2019; and Porch Group, Inc., a publicly traded consumer data company, since January 2021. He has also served as an advisor to Range Ventures, a Denver area early-stage venture capital firm, since July 2020. Mr. Terrill holds a BS in Advertising from the University of Texas at Austin and a MBA from the University of Houston. We believe Mr. Terrill is well qualified to serve as a member of our board of directors because of his extensive experience leading and advising technology- driven public companies.
Executive Officers
Matthew Roberts joined Vacasa Holdings as a member of its board of managers in November 2018 and as its Chief Executive Officer in February 2020, and has served as our Chief Executive Officer since August 2021 and as a member of our Board since our formation in July 2021. Prior to his time at Vacasa, Mr. Roberts served as Chairman of OpenTable, Inc., part of The Priceline Group, from September 2015 to March 2016, as its Chief Executive Officer from June 2011 to August 2015, and Chief Financial Officer from 2005 to 2011. Previously, Mr. Roberts was a guiding force in the transition from the private to the public markets of online consumer lending group E-Loan acting as its Chief Financial Officer from December 2000 to May 2005 and at digital money transfer provider Xoom as a member of the company’s board from January 2012 to November 2015. Mr. Roberts has served on the board of directors of Quantcast Corporation, a privately held advertising technology company, since January 2013, and previously served on the board of directors of Snag, a privately held online staffing platform, from August 2016 to March 2020. Mr. Roberts holds a BS in Accounting from Santa Clara University. We believe Mr. Roberts is well qualified to serve as a member of the Vacasa Board because of his extensive organizational management and leadership experience, including in the public company context, and his experience and perspective as our Chief Executive Officer.
Jamie Cohen joined Vacasa Holdings as its Chief Financial Officer in March 2021 and has served as our Chief Financial Officer since August 2021. Prior to her time at Vacasa, Ms. Cohen served as Chief Financial Officer of Angi Inc., an online services provider, from March 2019 to March 2021, and as an Executive Vice President from September 2017 to March 2019. She held various leadership roles in finance and accounting roles at HomeAdvisor, Inc., an online home repair services provider, from July 2011 to September 2017. Ms. Cohen holds a BS in Mathematical Business, Economics and Marketing from Wake Forest University.
Craig Smith joined Vacasa Holdings as its Chief Operating Officer in April 2021 and has served as our Chief Operating Officer since August 2021. Prior to his time at Vacasa, Mr. Smith served as a director of Angi Inc. from November 2018 through December 2020 and as President and Chief Operating Officer from September 2017 through December 2020. Prior to joining Angi Inc. (US), Mr. Smith worked as an investment analyst for the El Pomar Foundation from June 1997 to July 2000. Mr. Smith holds a BS in Finance from University of Colorado at Colorado Springs.
Corporate Governance
Composition of the Board of Directors
Our business and affairs are managed under the direction of our Board. Our Board consists of ten directors divided into three classes (Class I, Class II and Class III), as nearly equal in number as possible, with the directors in each class serving for a three-year term, and one class being elected each year by the stockholders. Our Board is divided among the three classes as follows:
The Class I directors are Barbara Messing, Karl Peterson and Matthew Roberts, and their terms will expire at the first annual meeting of stockholders following the Closing.

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The Class II directors are Joerg Adams, Eric Breon, Jeffrey Parks and Chris Terrill, and their terms will expire at the second annual meeting of stockholders following the Closing.
The Class III directors are Ryan Bone, Chad Cohen, and Benjamin Levin, and their terms will expire at the third annual meeting of stockholders following the Closing.
The division of our Board into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control. See the section of this prospectus captioned “Description of Capital Stock — Anti-takeover Effects of the Governing Documents” for a discussion of these and other anti-takeover provisions found in our Certificate of Incorporation and Bylaws.
The Sponsor and the Silver Lake Stockholders, the Riverwood Stockholders, the Level Equity Stockholders and the EB Stockholder have entered into the Stockholders Agreement, which grants these stockholders certain director nomination rights with respect to the members of the Board. Pursuant to the Stockholders Agreement, the Board will consist of two directors to be designated by the Silver Lake Stockholders (initially Joerg Adams and Ryan Bone), one director to be designated by the Riverwood Stockholders (initially Jeffrey Parks), one director to be designated by the Level Equity Stockholders (initially Benjamin Levin), one director to be designated by the Sponsor (initially Karl Peterson), one director to be designated by the EB Stockholder (initially Eric Breon), Matthew Roberts, and three directors who satisfy certain independence standards (initially Chad Cohen, Barbara Messing and Chris Terrill). The Stockholders Agreement also grants the stockholders party thereto certain ongoing designation rights for so long as they maintain certain beneficial ownership thresholds or, in the case of the Sponsor, until the first annual meeting of our stockholders at which directors are to be elected. The Stockholders Agreement also grants the parties thereto with certain removal rights with respect to any director elected pursuant to their respective nomination rights and the right to designate a director to fill any vacancy created by reason of the death, removal or resignation of any such director. The Stockholders Agreement automatically terminates 18 months after the Closing.
Director Independence
As a result of our Class A Common Stock being listed on Nasdaq, we are required to comply with the applicable rules of Nasdaq in determining whether a director is independent. We have determined that each individual serving on our Board, other than Matthew Roberts and Eric Breon, qualifies as an independent director under the Nasdaq listing rules.
Controlled Company Exemption
Parties to the Stockholders Agreement beneficially own, in the aggregate, more than 50% of the combined voting power for the election of our Board. As a result, we will be a “controlled company” within the meaning of the Nasdaq listing rules and may elect not to comply with certain corporate governance standards, including, but not limited to, requirements that:
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a majority of our Board consist of directors who qualify as “independent” as defined under Nasdaq listing rules;

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our Board have a compensation committee composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

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our Board have a nominating and corporate governance committee composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

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our Board conduct an annual performance evaluation of the compensation committee and the nominating and corporate governance committee.

We may elect to rely on the foregoing exemptions, and may elect to rely on these and any additional exemptions for so long as we remain a “controlled company.” Accordingly, you may not have the same protections as those afforded to stockholders of companies that are subject to all of these corporate governance requirements. In the event that we cease to be a “controlled company” and the shares of our Class A Common Stock continue to be listed on Nasdaq, we will be required to comply with these requirements within the applicable transition periods. See “Risk Factors — Risks Related to Our

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Organizational Structure — We are a “controlled company”, as a result, will qualify for, and may rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.”
Committees of the Board of Directors
Our Board directs the management of our business and affairs, as provided by Delaware law, and conducts our business through meetings of the Board and standing committees. We have a standing audit committee, compensation committee and nominating and corporate governance committee which operate under written charters.
In addition, from time to time, special committees may be established under the direction of the Board when the Board deems it necessary or advisable to address specific issues. Current copies of our committee charters are posted on our website, www.vacasa.com, as required by applicable SEC and Nasdaq rules. The information on or available through any of such website is not deemed incorporated in this prospectus and does not form part of this prospectus.
Audit Committee
Our audit committee oversees our corporate accounting and financial reporting process and assists our Board in its oversight of (i) the integrity of financial statements, (ii) compliance with legal and regulatory requirements, (iii) our risk management program, (iv) the performance of our independent auditor and (v) the design and implementation of our internal audit function and internal controls. The audit committee is responsible for, among other things:
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appointing, compensating, retaining and overseeing the work of our independent auditor and any other registered public accounting firm engaged for the purpose of preparing or issuing an audit report or related work or performing other audit, review or attest services;

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discussing with our independent auditor any audit problems or difficulties and management’s response;

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pre-approving all audit and non-audit services provided by our independent auditor (other than those provided pursuant to appropriate preapproval policies established by the committee or exempt from such requirement under SEC rules);

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reviewing and discussing our annual and quarterly financial statements with management and our independent registered public accounting firm;

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discussing and overseeing our policies with respect to risk assessment and risk management, including major financial risk exposures and the steps management has taken to monitor and control such exposures; and

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establishing, and annually reviewing, procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, and for the confidential and anonymous submission by our employees of concerns regarding questionable accounting or auditing matters.

Our audit committee consists of Chad Cohen, Ryan Bone and Chris Terrill, with Chad Cohen serving as the chairperson of the audit committee. Each of the foregoing individuals qualifies as independent under the Nasdaq listing rules and Rule 10A-3 of the Exchange Act for purposes of serving on the audit committee. Each member of the audit committee meets the financial literacy requirements of the Nasdaq listing rules and Chad Cohen qualifies as an “audit committee financial expert” as defined in applicable SEC rules.
Compensation Committee
Our compensation committee oversees our policies, plans and benefits programs. The compensation committee is responsible for, among other things:

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reviewing and approving corporate goals and objectives with respect to the compensation of our chief executive officer, evaluating the chief executive officer’s performance in light of these goals and objectives and setting the chief executive officer’s compensation;

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reviewing and setting or making recommendations to our Board regarding the compensation of our other executive officers;

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reviewing and making recommendations to our Board regarding director compensation;

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reviewing and approving or making recommendations to our Board regarding incentive compensation and equity-based plans and arrangements; and

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appointing and overseeing any compensation consultants.

Our compensation committee consists of Benjamin Levin, Joerg Adams, Barbara Messing and Chad Cohen, with Benjamin Levin serving as the chairperson of the compensation committee. Each of the foregoing individuals qualifies as independent under the Nasdaq listing rules for purposes of serving on the compensation committee and as a “non-employee director” as defined in Section 16b-3 of the Exchange Act.
Nominating and Corporate Governance Committee
Our nominating and corporate governance committee oversees and assists our Board in reviewing and recommending nominees for election as directors. The nominating and corporate governance committee is responsible for, among other things:
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identifying individuals qualified to become members of our Board, consistent with criteria approved by the Board;

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recommending to our Board the nominees for election to our Board at annual meetings of our

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developing and recommending to our Board a set of corporate governance guidelines.

Our nominating and corporate governance committee consists of Joerg Adams, Benjamin Levin, Jeffrey Parks and Karl Peterson, with Joerg Adams serving as the chairperson of the nominating and corporate governance committee.
Role of the Board in Risk Oversight
Our Board has an active role, as a whole and also at the committee level, in overseeing the management of our risks. Our Board is responsible for general oversight of risks and regular review of information regarding such risks, including credit risks, liquidity risks and operational risks. The audit committee is responsible for overseeing the management of risks relating to accounting matters and financial reporting. The compensation committee is responsible for overseeing the management of risks relating to our executive compensation plans and arrangements. The nominating and corporate governance committee is responsible for overseeing the management of risks associated with the independence of our Board and potential conflicts of interest. Although each committee is responsible for evaluating certain risks and overseeing the management of such risks, our entire Board is expected to be regularly informed through discussions with committee members and regular reports from management about such risks, as well as the actions taken by management to adequately address those risks. Our Board believes its administration of its risk oversight function has not negatively affected our Board’s leadership structure.
Code of Ethics
We have a code of ethics that applies to all of our executive officers, directors and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. The code of ethics is available on our website, www.vacasa.com. We intend to make any legally required disclosures regarding amendments to, or waivers of, provisions of our code of ethics on our website rather than by filing a Current Report on Form 8-K.

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Compensation Committee Interlocks and Insider Participation
None of our executive officers has, during the last year, participated in deliberations of our Board concerning executive officer compensation. None of our executive officers currently serves, or has served during the last year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our Board.

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EXECUTIVE COMPENSATION
In 2020, our “named executive officers” and their positions were as follows:
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Matthew Roberts, our Chief Executive Officer;

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Eric Breon, our former Chief Executive Officer; and

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Jim Grube, our former Chief Financial Officer.

Mr. Breon, our former Chief Executive Officer, resigned his employment with us on February 21, 2020 but remains a member of our Board, and Mr. Grube, our former Chief Financial Officer, ended his employment with us on November 20, 2020.
Summary Compensation Table
The following table sets forth information concerning the compensation of our named executive officers for the year ended December 31, 2020.
Name and principal position	Year	Salary ($)	Bonus ($)(1)	Stock awards ($)(2)	Non-equity incentive plan compensation ($)	All other compensation ($)(3)	Total ($)
Matthew Roberts(4)	2020	448,077	482,218	2,840,782	—	—	3,771,077
Chief Executive Officer
Eric Breon(5)	2020	80,769	—	—	—	287,404	368,173
Former Chief Executive Officer
Jim Grube(6)	2020	400,480	4,086	554,546	—	235,405	1,194,517
Former Chief Financial Officer

(1)
For Mr. Roberts, amount represents (i) a $472,603 discretionary bonus paid pursuant to our 2020 annual executive bonus program, and (ii) a $9,615 Salary Deferral Bonus (as defined below). For Mr. Grube, amount represents a Salary Deferral Bonus. In 2020, in response to the COVID-19 pandemic, Mr. Roberts and Mr. Grube each voluntarily deferred a portion of their 2020 salary, which was then paid to them in a lump sum later in 2020. In exchange for the salary deferral, each of Mr. Roberts and Mr. Grube received a bonus equal to 10% of the respective deferred amount (each, a “Salary Deferral Bonus”), which was paid to them at the same time their deferred salary was paid.

(2)
Amounts represent the aggregate grant date fair value of employee equity units of Vacasa Employee Holdings LLC (as described in more detail below and which are intended to constitute “profits interests” for U.S. tax purposes) granted to our named executive officers in 2020, computed in accordance with FASB ASC Topic 718. Assumptions used in the calculation of these amounts are included in Note 12 to our audited consolidated financial statements included in this prospectus. For Mr. Roberts, the amount reflects (i) an employee equity units award with a grant date fair value of $2,759,910, which was granted to Mr. Roberts for his services as an executive officer, and (ii) an employee equity units award with a grant date fair value of $80,872, which was granted to Mr. Roberts for his service as a member of our Board relating to the period before the commencement of his employment during which he served as a non-employee director.

(3)
For Mr. Breon, amount represents (i) $282,692 of cash severance payments and (ii) $4,712 of 401(k) plan matching contributions made by the company. For Mr. Grube, amount represents (i) $212,500 of cash severance payments, (ii) $9,626 of post-termination healthcare continuation coverage, (iii) $12,914 of 401(k) plan matching contributions made by the company, and (iv) a $365 work from home stipend.

(4)
Mr. Roberts commenced employment with us on February 11, 2020.

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(5)
Mr. Breon ceased serving as our Chief Executive Officer on February 11, 2020, and resigned his employment with us on February 21, 2020.

(6)
Mr. Grube’s employment with us terminated on November 20, 2020.

Narrative to the Summary Compensation Table
2020 Salaries
We pay our named executive officers a base salary to compensate them for services rendered to us. The base salary payable to our named executive officers is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities. In fiscal year 2020, Mr. Roberts’s annual base salary was $500,000, Mr. Breon’s annual base salary was $350,000, and Mr. Grube’s annual base salary was $425,000.
2020 Bonuses
We maintained an annual performance-based executive cash bonus program for 2020 in which each of the named executive officers were eligible to participate. Mr. Roberts’s target bonus under the 2020 bonus program was equal to 100% of his base salary. In recognition of our executive team’s commitment and performance during 2020 throughout the COVID-19 pandemic, in December 2020 our compensation committee in its discretion deemed achievement under the 2020 bonus program to be 100% for each of our executives who was employed at the time of payout, including Mr. Roberts.
Equity Compensation
Employee Equity Units
Prior to the Business Combination, we had granted our executives “employee equity units” of Vacasa Employee Holdings LLC, which are intended to constitute “profits interests” within the meaning of IRS Revenue Procedure 93-27, as clarified by IRS Revenue Procedure 2001-43. Employee equity units have no intrinsic value on the date of grant, and have actual value to the executive only to the extent the equity value of Vacasa Holdings appreciates following the grant date. Prior to the consummation of the Business Combination, Vacasa Holdings effectuated the Vacasa Holdings Recapitalization, pursuant to which all outstanding employee equity units were recapitalized into OpCo Units in accordance with the OpCo LLC Agreement, which continue to be subject to the same vesting conditions as applied to such employee equity units before the recapitalization. The vesting schedule for these units is included in the applicable footnote to the Outstanding Equity Awards at Fiscal Year-End table, below.
2016 UAR Plan
Prior to the Business Combination, we had granted unit appreciation rights (“UARs”) to employees, consultants, and board members under the Vacasa Holdings 2016 Equity Compensation Incentive Plan (the “UAR Plan”). Following the effectiveness of the 2021 Plan (as defined below), we ceased granting awards under the UAR Plan. In connection with the Business Combination, UARs were converted into Vacasa SAR Awards which entitle the holder to receive a number of shares of our Class A Common Stock equal to the appreciation in value between the grant date and the exercise date. Accordingly, all references to “UARs” below should now generally be understood to refer to Vacasa SAR Awards.
The UAR Plan is administered by the compensation committee of our Board. Subject to the provisions of the UAR Plan, the plan administrator has the authority and discretion to take any actions it deems necessary or advisable for the administration of the UAR Plan. UARs entitle their holder, upon exercise, to receive a number of units, cash or other property equal to the appreciation in value between the grant date and exercise date of Vacasa Holdings common units subject to such award. The exercise price of a UAR may not be less than 100% of the fair market value of the underlying common unit on the grant date. The term of a UAR may not exceed ten years. In the event of certain changes in our capitalization such as a stock split, reverse stock split or spin-off, the plan administrator will make equitable adjustments to the UAR Plan and outstanding awards.

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The UARs are generally subject to both service-based and liquidity-based vesting conditions. The service-based vesting condition is satisfied based on continued service over a period of time that is set forth in the applicable award agreement. The liquidity-based vesting condition is satisfied upon (i) a change in control (as defined in the UAR Plan) or (ii) the occurrence of the date that is six months and one day following an initial public offering of our securities. The Business Combination Agreement provides that the liquidity-based vesting condition will be deemed satisfied if the holder of a Vacasa SAR Award (into which UARs were converted) remains a service provider of the company through the 180th day following the Closing.
2020 Equity Grants
In 2020 we granted employee equity units to certain of our executives, including our named executive officers, in order to attract and retain them, as well as to align their interests with the interests of our equityholders.
In June 2020, we granted 18,399,400 employee equity units to Mr. Roberts in connection with his commencement of employment as our Chief Executive Officer. The employee equity units vest, in 24 equal installments on each monthly anniversary of January 21, 2020, subject to his continued employment through each applicable vesting date. Additionally, in September 2020, we granted 200,745 fully vested employee equity units to Mr. Roberts for his service on our Board relating to the period during which he served as a non-employee director.
In September 2020, we granted 1,376,533 employee equity units to Mr. Grube, all of which fully vested on his employment termination date in November 2020, as described below under “Executive Compensation Arrangements”.
New Equity Plans
In connection with the Business Combination, we adopted the Vacasa, Inc. 2021 Incentive Award Plan (the “2021 Plan”) and the Vacasa, Inc. 2021 Nonqualified Employee Stock Purchase Plan (the “ESPP”).
The 2021 Plan
The principal purpose of the 2021 Plan is to attract, retain and motivate selected employees, consultants and directors through the granting of stock-based compensation awards and cash-based performance bonus awards. Equity awards and equity-linked compensatory opportunities are intended to motivate high levels of performance and align the interests of directors, employees and consultants with those of shareholders by giving directors, employees and consultants the perspective of an owner with an equity or equity-linked stake in our company and providing a means of recognizing their contributions to our success.
Summary of the 2021 Plan
This section summarizes certain principal features of the 2021 Plan. The summary is qualified in its entirety by reference to the complete text of the 2021 Plan, a copy of which has been filed as Exhibit                 to the registration statement of which this prospectus forms a part.
Eligibility and Administration
Options, restricted stock units and other stock-based and cash-based awards under the 2021 Plan may be granted to individuals who are then our officers, employees or consultants or are the officers, employees or consultants of certain of our subsidiaries. Such awards also may be granted to our directors. Only employees of our company or certain of our subsidiaries may be granted incentive stock options (“ISOs”).
The compensation committee of our Board administers the 2021 Plan. The compensation committee must consist of members of our Board, each of whom is intended to qualify as a “non-employee director” for purposes of Rule 16b-3 under the Exchange Act. The 2021 Plan provides that the board or compensation committee may delegate its authority to grant awards to employees other than executive officers and certain senior executives of the company to a committee consisting of one or more members of our Board or one or more of our officers, other than awards made to our non-employee directors, which must be approved by our full Board. Subject to the terms and conditions of the 2021 Plan, the administrator has the authority

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to select the persons to whom awards are to be made, to determine the number of shares to be subject to awards and the terms and conditions of awards, and to make all other determinations and to take all other actions necessary or advisable for the administration of the 2021 Plan. The administrator is also authorized to adopt, amend or rescind rules relating to administration of the 2021 Plan. Our board of directors may at any time remove the compensation committee as the administrator and revest in itself the authority to administer the 2021 Plan. The full board of directors will administer the 2021 Plan with respect to awards to non-employee directors.
Shares Available for Awards
Under the 2021 Plan,          shares of our Class A Common Stock have been initially reserved for issuance pursuant to a variety of stock-based compensation awards, including stock options, stock appreciation rights (“SARs”), restricted stock awards, restricted stock unit awards, performance bonus awards, performance stock unit awards, dividend equivalents, or other stock or cash based awards. The number of shares of our Class A Common Stock initially reserved for issuance or transfer pursuant to awards under the 2021 Plan will be increased by (i) the number of shares of our Class A Common Stock represented by awards outstanding under the TurnKey Vacations, Inc. 2014 Equity Incentive Plan and the Vacasa Holdings LLC 2016 Equity Compensation Incentive Plan, each as amended, that become available for issuance under the counting provisions described below following the effective date of the 2021 Plan and (ii) an annual increase on the first day of each fiscal year beginning in 2022 and ending in 2031, equal to the least of (A) 3% of the shares of our Class A Common Stock outstanding (determined on an as converted basis, taking into account all securities convertible into, exercisable, exchangeable or redeemable for shares of our Class A Common Stock) on the last day of the immediately preceding fiscal year, (B) an amount of additional shares such that the total number of shares available for issuance under the 2021 Plan on such first day of the year, after giving effect to the additional shares, equals 5% of the shares of our Class A Common Stock outstanding on the last day of the immediately preceding fiscal year (determined on the same basis as in clause (A)) and (C) such smaller number of shares of our Class A Common Stock as determined by our Board; provided, however, that no more than 25,000,000 shares of our Class A Common Stock may be issued upon the exercise of ISOs.
The following counting provisions are in effect for the share reserve under the 2021 Plan:
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to the extent that an award terminates, expires or lapses or is converted into an award in respect of shares of another entity in connection with a spin-off or other similar event, for any reason or an award is settled in cash without the delivery of shares, any shares subject to the award at such time will be available for future grants under the 2021 Plan;

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to the extent shares are tendered or withheld to satisfy the grant, exercise price or tax withholding obligation with respect to any award under the 2021 Plan, such tendered or withheld shares will be available for future grants under the 2021 Plan;

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to the extent shares subject to SARs are not issued in connection with the stock settlement of SARs on exercise thereof, such shares will be available for future grants under the 2021 Plan;

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the payment of dividend equivalents in cash in conjunction with any outstanding awards will not be counted against the shares available for issuance under the 2021 Plan; and

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to the extent permitted by applicable law or any exchange rule, shares issued in assumption of, or in substitution for, any outstanding awards of any entity acquired in any form of combination by us or any of our subsidiaries will not be counted against the shares available for issuance under the 2021 Plan.

The 2021 Plan also provides that the sum of the grant date fair value of all equity-based awards and the maximum that may become payable pursuant to a cash-based award to any individual for services as a non-employee director during any calendar year may not exceed $1,500,000.
Types of Awards
The 2021 Plan provides that the administrator may grant or issue stock options, SARs, restricted stock, restricted stock units, performance bonus awards, performance stock units, other stock- or cash-based awards

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and dividend equivalents, or any combination thereof. Each award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms and conditions of the award.
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Non-Qualified Stock Options (“NSOs”) provide for the right to purchase shares of our Class A Common Stock at a specified price that may not be less than fair market value on the date of grant, and usually will become exercisable (at the discretion of the administrator) in one or more installments after the grant date, subject to the participant’s continued employment or service with us and/or subject to the satisfaction of corporate performance targets and individual performance targets established by the administrator. NSOs may be granted for any term specified by the administrator that does not exceed ten years.

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Incentive Stock Options will be designed in a manner intended to comply with the provisions of Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”), and will be subject to specified restrictions contained in the Code. Among such restrictions, ISOs must have an exercise price of not less than the fair market value of a share of our Class A Common Stock on the date of grant, may only be granted to employees, and must not be exercisable after a period of ten years measured from the date of grant. In the case of an ISO granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our capital stock, the exercise price must be at least 110% of the fair market value of a share of our Class A Common Stock on the date of grant and the ISO must not be exercisable after a period of five years measured from the date of grant.

•
Restricted Stock may be granted to any eligible individual and made subject to such restrictions as may be determined by the administrator. Restricted stock, typically, may be forfeited for no consideration or repurchased by us at the original purchase price if the conditions or restrictions on vesting are not met. In general, restricted stock may not be sold or otherwise transferred until restrictions are removed or expire. Holders of restricted stock, unlike recipients of options, will have voting rights and will have the right to receive dividends, if any, prior to the time when the restrictions lapse, however, dividends will not be released until restrictions are removed or expire.

•
Restricted Stock Units may be awarded to any eligible individual, typically without payment of consideration, but subject to vesting conditions based on continued employment or service or on performance criteria established by the administrator. Like restricted stock, restricted stock units may not be sold, or otherwise transferred or hypothecated, until vesting conditions are removed or expire. Unlike restricted stock, stock underlying restricted stock units will not be issued until the restricted stock units have vested, and recipients of restricted stock units generally will have no voting or dividend rights prior to the time when vesting conditions are satisfied.

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Stock Appreciation Rights may be granted in connection with stock options or other awards, or separately. SARs granted in connection with stock options or other awards typically will provide for payments to the holder based upon increases in the price of our Class A Common Stock over a set exercise price. The exercise price of any SAR granted under the 2021 Plan must be at least 100% of the fair market value of a share of our Class A Common Stock on the date of grant. SARs under the 2021 Plan will be settled in cash or shares of our Class A Common Stock, or in a combination of both, at the election of the administrator.

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Performance Bonus Awards and Performance Stock Units are denominated in cash or shares/unit equivalents, respectively, and may be linked to one or more performance or other criteria as determined by the administrator.

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Other Stock or Cash Based Awards are awards of cash, fully vested shares of our Class A Common Stock and other awards valued wholly or partially by referring to, or otherwise based on, shares of our Class A Common Stock. Other stock or cash based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of base salary, bonus, fees or other cash compensation otherwise payable to any individual who is eligible to receive awards. The administrator will determine the terms and conditions of other stock or cash based awards, which may include vesting conditions based on continued service, performance and/or other conditions.

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Dividend Equivalents represent the right to receive the equivalent value of dividends paid on shares of our Class A Common Stock and may be granted alone or in tandem with awards other than stock options or SARs. Dividend equivalents are converted to cash or shares by such formula and such time as determined by the administrator. In addition, dividend equivalents with respect to an awards subject to vesting will either (i) to the extent permitted by applicable law, not be paid or credited or (ii) be accumulated and subject to vesting to the same extent as the related award.

Any award may be granted as a performance award, meaning that the award will be subject to vesting and/or payment based on the attainment of specified performance goals.
Certain Transactions
In the event of any stock dividend or other distribution, stock split, reverse stock or unit split, reorganization, combination or exchange of shares, merger, consolidation, split-up, spin-off, recapitalization, repurchase or any other corporate event affecting the number of outstanding shares of our Class A Common Stock or OpCo Units or the share price of our Class A Common Stock or OpCo Units that would require adjustments to the 2021 Plan or any awards under the 2021 Plan in order to prevent the dilution or enlargement of the potential benefits intended to be made available thereunder, the administrator will make appropriate, proportionate adjustments to: (i) the aggregate number and type of shares subject to the 2021 Plan; (ii) the number and kind of shares subject to outstanding awards and terms and conditions of outstanding awards (including, without limitation, any applicable performance targets or criteria with respect to such awards); and (iii) the grant or exercise price per share of any outstanding awards under the 2021 Plan.
Amendment and Termination
Our Board may terminate, amend or suspend the 2021 Plan at any time and from time to time. However, we must generally obtain shareholder approval to the extent required by applicable law, rule or regulation (including any applicable stock exchange rule). No amendments to outstanding awards that materially and adversely affect a participant’s rights under the award may be made without participant consent, except in connection with certain transactions (such as equity restructurings, corporate transactions, or a change in control) or to preserve the intended tax treatment of the participant’s award. Notwithstanding the foregoing, the administrator has the authority to amend any outstanding option or SAR to reduce its exercise price per share or cancel any option or SAR in exchange for cash or another award, in each case, without shareholder approval.
No ISOs may be granted pursuant to the 2021 Plan after the tenth anniversary of the date our Board approved the 2021 Plan, and no additional annual share increases to the 2021 Plan’s aggregate share limit will occur from and after such anniversary. Any award that is outstanding on the termination date of the 2021 Plan will remain in force according to the terms of the 2021 Plan and the applicable award agreement.
Foreign Participants, Claw-back Provisions, Transferability and Participant Payments
The plan administrator may modify awards granted to participants who are foreign nationals or employed outside the United States or establish subplans or procedures to address differences in laws, rules, regulations or customs of such foreign jurisdictions. All awards will be subject to any company claw-back policy as set forth in such claw-back policy or the applicable award agreement. Except as the plan administrator may determine or provide in an award agreement, awards under the 2021 Plan are generally non-transferrable, except by will or the laws of descent and distribution, or, subject to the plan administrator’s consent, pursuant to a domestic relations order, and are generally exercisable only by the participant. With regard to tax withholding obligations arising in connection with awards under the 2021 Plan, and exercise price obligations arising in connection with the exercise of stock options under the 2021 Plan, the plan administrator may, in its discretion, accept cash, wire transfer or check, shares of our Class A Common Stock that meet specified conditions, a promissory note, a “market sell order,” such other consideration as the plan administrator deems suitable or any combination of the foregoing.

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The ESPP
The ESPP is designed to allow our eligible employees and those of our subsidiaries to purchase shares of our Class A Common Stock with their accumulated payroll deductions. The ESPP is not intended to qualify under Section 423 of the Code. The material terms of the ESPP are summarized below. The purpose of the ESPP is to assist such employees in acquiring a stock ownership interest in Vacasa, Inc., to help such employees provide for their future security and to encourage such employees to remain in our employment or that of our subsidiaries.
Summary of the ESPP
This section summarizes certain principal features of the ESPP. The summary is qualified in its entirety by reference to the complete text of the ESPP, a copy of which has been filed as Exhibit          to the registration statement of which this prospectus forms a part.
Administration
Subject to the terms and conditions of the ESPP, our compensation committee administers the ESPP. Our compensation committee can delegate administrative tasks under the ESPP to the services of an agent and/or employees to assist in the administration of the ESPP. The administrator has the discretionary authority to administer and interpret the ESPP. Interpretations and constructions of the administrator of any provision of the ESPP or of any rights thereunder will be conclusive and binding on all persons. We will bear all expenses and liabilities incurred by the ESPP administration.
Shares Available for Awards
The maximum number of shares of our Class A Common Stock which are authorized for sale under the ESPP is equal to the sum of (a)          shares of our Class A Common Stock and (b) an annual increase on the first day of each year beginning in 2022 and ending in 2031, equal to the least of (i) 1% of the shares of our Class A Common Stock outstanding (determined on an as converted basis, taking into account all securities convertible into, exercisable, exchangeable or redeemable for shares of our Class A Common Stock) on the last day of the immediately preceding fiscal year, (ii) an amount of additional shares such that the total number of shares available for issuance under the ESPP on such first day of the year, after giving effect to the additional shares, equals 2% of the shares of our Class A Common Stock outstanding on the last day of the immediately preceding fiscal year (determined on the same basis as in clause (i)) and (iii) such number of shares of our Class A Common Stock as determined by our Board. The shares reserved for issuance under the ESPP may be authorized but unissued shares or reacquired shares.
Eligibility
Employees eligible to participate in the ESPP for a given offering period generally include employees who are employed by us or one of our designated subsidiaries on the first day of the offering period, or the enrollment date. Our employees (and employees of certain of our subsidiaries) who customarily work less than six months in a calendar year or are customarily scheduled to work less than 20 hours per week will not be eligible to participate in the ESPP. Consultants and non-employee directors are not eligible to participate in the ESPP.
Participation
Employees will enroll under the ESPP by completing a payroll deduction form permitting the deduction from their compensation of at least 1% of their compensation but not more than 15% of their compensation. Such payroll deductions may be expressed as either a whole number percentage or a fixed dollar amount, and the accumulated deductions will be applied to the purchase of shares on each purchase date.
Offering
Under the ESPP, participants are offered the option to purchase shares of our Class A Common Stock at a discount during a series of successive offering periods, the duration and timing of which will be determined by the ESPP administrator.

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The option purchase price will be the lower of 85% of the closing trading price per share of our Class A Common Stock on the first trading date of an offering period in which a participant is enrolled or 85% of the closing trading price per share on the purchase date.
Unless a participant has previously canceled his or her participation in the ESPP before the purchase date, the participant will be deemed to have exercised his or her option in full as of each purchase date. Upon exercise, the participant will purchase the number of whole shares that his or her accumulated payroll deductions will buy at the option purchase price, subject to the participation limitations listed above.
A participant may cancel his or her payroll deduction authorization at any time prior to the end of the offering period. Upon cancellation, the participant will have the option to either (i) receive a refund of the participant’s account balance in cash without interest or (ii) exercise the participant’s option for the current offering period for the maximum number of shares of our Class A Common Stock on the applicable purchase date, with the remaining account balance refunded in cash without interest. Following at least one payroll deduction, a participant may also decrease (but not increase) his or her payroll deduction authorization once during any offering period. If a participant wants to increase or decrease the rate of payroll withholding, he or she may do so effective for the next offering period by submitting a new form before the offering period for which such change is to be effective.
A participant may not assign, transfer, pledge or otherwise dispose of (other than by will or the laws of descent and distribution) payroll deductions credited to a participant’s account or any rights to exercise an option or to receive shares of our Class A Common Stock under the ESPP, and during a participant’s lifetime, options in the ESPP shall be exercisable only by such participant. Any such attempt at assignment, transfer, pledge or other disposition will not be given effect.
Adjustments
In the event of any increase or decrease in the number of issued shares of our Class A Common Stock or OpCo Units resulting from a stock or unit split, reverse stock split, stock dividend or unit distribution, combination or reclassification of our Class A Common Stock or OpCo Units, or any other increase or decrease in the number of shares of our Class A Common Stock or OpCo Units effected without receipt of consideration by us or OpCo (as applicable), we will proportionately adjust the aggregate number of shares of our Class A Common Stock offered under the ESPP, the number and price of shares which any participant has elected to purchase under the ESPP and the maximum number of shares which a participant may elect to purchase in any single offering period. If there is a proposal to dissolve or liquidate us, then the ESPP will terminate immediately prior to the consummation of such proposed dissolution or liquidation, and any offering period then in progress will be shortened by setting a new purchase date to take place before the date of our dissolution or liquidation. We will notify each participant of such change in writing before the new exercise date. If we undergo a merger with or into another corporation or sell all or substantially all of our assets, each outstanding option will be assumed or an equivalent option substituted by the successor corporation or the parent or subsidiary of the successor corporation. If the successor corporation refuses to assume the outstanding options or substitute equivalent options, then any offering period then in progress will be shortened by setting a new purchase date to take place before the date of our proposed sale or merger. We will notify each participant of such change in writing before the new exercise date.
Amendment and Termination
Our Board may amend, suspend or terminate the ESPP at any time. However, our Board may not amend the ESPP without obtaining shareholder approval within 12 months before or after such amendment to the extent required by applicable laws.
Other Elements of Compensation
Retirement Savings and Health and Welfare Benefits
We maintain a 401(k) retirement savings plan for our employees, including our named executive officers, who satisfy certain eligibility requirements. Our named executive officers are eligible to participate in the 401(k) plan on the same terms as other full-time employees. We currently match contributions made by

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participants in our 401(k) plan in an amount equal to up to 6% of a participant’s annual eligible compensation. We believe that providing a vehicle for tax-deferred retirement savings though our 401(k) plan adds to the overall desirability of our executive compensation package and further incentivizes our employees, including our named executive officers, in accordance with our compensation policies.
All of our full-time employees, including our named executive officers, are generally eligible to participate in health and welfare plans sponsored by us. These health and welfare plans generally include medical, dental and vision benefits; short-term and long-term disability insurance; and life and AD&D insurance, but may be modified by the company at any time.
Perquisites and Other Personal Benefits
We determine perquisites on a case-by-case basis and will provide a perquisite to a named executive officer when we believe it is necessary to attract or retain the named executive officer. We did not provide any perquisites or personal benefits to our named executive officers not otherwise made available to our other employees in 2020.
Outstanding Equity Awards at Fiscal Year-End
The following table summarizes the number of outstanding UARs and unvested employee equity units held by our named executive officers as of December 31, 2020.
		Unit Appreciation Rights (“UARs”)				Employee Equity Units
Name	Vesting start date	Number of securities underlying unexercised UARs (#) exercisable	Number of securities underlying unexercised UARs (#) unexercisable	UAR exercise price ($)	UAR expiration date	Number of units that have not vested (#)	Market value of units that have not vested ($)(1)
Matthew Roberts	1/21/2020	—	—	—	—	9,966,341	10,564,323
Eric Breon	—	—	1,357,500(3)	1.00	9/7/2026	—	—
Jim Grube	—	—	—	—	—	—	—

(1)
There was no public market for the employee equity units in 2020. The amount reported reflects the value of the unvested employee equity units as of December 31, 2020 based on a third party valuation report.

(2)
The employee equity units vest, and the risk of forfeiture thereon lapses, in 24 equal monthly installments on each monthly anniversary of the vesting start date subject to continued employment on the applicable monthly anniversary.

(3)
The UARs are fully vested, but will not be exercisable until the earlier of a change in control or the date that is six months and one day following our completion of an initial public offering. Our compensation committee has provided that the Vacasa SAR Award (into which the UARs were converted) will become exercisable on the 180th day following the Closing.

Executive Compensation Arrangements
Roberts Offer Letter and Severance Agreement
We entered into an amended and restated offer letter with Mr. Roberts in July 2021 (the “2021 Offer Letter”), pursuant to which he serves as our Chief Executive Officer Mr. Roberts’s, which superseded and replaced Mr. Roberts’s prior offer letter in its entirety. The 2021 Offer Letter sets forth the terms and conditions of Mr. Roberts’s employment, including a base salary, target annual bonus opportunity, and eligibility to participate in our employee benefit plans.
Concurrent with entering into 2021 Offer Letter, we entered into a Change in Control and Retention Agreement with Mr. Roberts (the “CIC Agreement”). Under the CIC Agreement, if Mr. Roberts’s

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
employment with us is terminated by us without cause (as defined in the CIC Agreement) or he resigns for good reason (as defined below), he will be eligible to receive the following: (i) a lump sum payment equal to 12 months’ salary; (ii) reimbursement for the cost of up to 12 months of healthcare continuation coverage; and (iii) an additional 12 months’ vesting for his then-outstanding equity awards that are not subject to performance-based vesting conditions (and any vesting acceleration for awards with performance-based vesting conditions will be subject to the discretion of our Board). Additionally, if the termination without cause or resignation for good reason occurs within the period beginning three months before and ending 12 months after a change in control of Vacasa Holdings LLC (as defined in the CIC Agreement), Mr. Roberts will be eligible to receive the following: (i) a lump sum payment equal to 12 months’ salary; (ii) reimbursement for the cost of up to 12 months of healthcare continuation coverage; and (iii) full vesting acceleration for all outstanding equity awards that are not subject to performance-based vesting conditions (and any vesting acceleration for awards with performance-based vesting conditions will be subject to the discretion of our Board). The foregoing payments and benefits are subject to Mr. Roberts’s execution and non-revocation of a general release of claims in favor of the company and its affiliates.
Under the CIC Agreement, “good reason” means any of the following that occurs without Mr. Roberts’s written consent: (a) a material reduction in his annual base salary; (b) a material reduction in his authority, duties or responsibilities (provided that such material reduction will not be deemed to occur if he is provided with a comparable position (i.e., a position of equal or greater organizational level, authority, duties and responsibilities), and provided further, that a reduction in authority, duties or responsibilities solely by virtue of the company being acquired and made part of a larger entity will not constitute a material reduction); or (c) a change by more than 60 miles in the geographic location of his principal place of work. A resignation will not be for good reason unless Mr. Roberts first provides the company (or its successor or affiliate, as applicable) with written notice within 90 days following the initial existence of the acts or omissions constituting the grounds for good reason and a reasonable cure period of not less than 30 days following the date of such notice, during which such grounds have not been cured, and Mr. Roberts resigns his employment within 90 days following the end of the cure period.
Breon Separation Agreement
In connection with Mr. Breon’s termination of employment with us on February 21, 2020, we entered into a Separation Agreement and Release with him in March 2020 (the “Separation Agreement”). Under the Separation Agreement, in exchange for a release of claims in favor of us, Mr. Breon received (i) continued payment of his base salary (at the rate of $350,000 per year) as further described below, and (ii) 100% vesting acceleration of Mr. Breon’s then-outstanding UARs (provided that the UARs will not be exercisable until the earlier of a change in control or the date that is six months and one day following our completion of an initial public offering (such earlier date, the “liquidity date”)). The Separation Agreement also provides that Mr. Breon’s UARs will remain outstanding and exercisable until 90 days after the liquidity date, and that Mr. Breon will continue receiving payment of his base salary until the earlier of December 31, 2021 or the occurrence of a qualifying liquidity transaction (such period, the “severance payment period”). The Business Combination is expected to be a qualifying liquidity transaction for this purpose. The foregoing payments and benefits are subject to Mr. Breon providing advisory services to us during the severance payment period, as reasonably requested by our Chief Executive Officer.
Grube Transition and Separation Agreement
In connection with Mr. Grube’s termination of employment with us on November 20, 2020, we entered into a Transition Agreement and Release with him in September 2020 (the “Transition Agreement”). Under the Transition Agreement, in exchange for a release of claims in favor of us, Mr. Grube received (i) a lump sum severance payment in the amount of $212,500, (ii) reimbursement of up to six months of healthcare continuation coverage premiums, and (iii) a grant of 1,376,533 employee equity units, all of which became vested on his employment termination date. The foregoing award of employee equity units replaced all prior employee equity units that Mr. Grube held in Vacasa LLC, all of which terminated as of the date that Mr. Grube entered into the transition agreement.
Director Compensation
In May 2020, we adopted an Outside Manager Compensation Policy, pursuant to which we compensate our non-employee directors who are unaffiliated with our investors. Under the policy, each non-employee

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
director is paid an annual cash retainer of $35,000, and an additional annual cash retainer based on their service on the following board committees:
Committee	Member	Chair
Audit Committee	$15,000	$25,000
Compensation Committee	$10,000	$20,000
All cash retainers are paid quarterly in arrears and prorated for partial service during the quarter. Additionally, our non-employee directors are eligible to receive equity awards for their service, which are granted in the discretion of our Board which has delegated certain authority to the compensation committee. If we undergo a change in control, our policy provides that the vesting of all equity awards then-held by our non-employee directors will fully accelerate. We also reimburse our non-employee directors for their reasonable expenses incurred in attending meetings of our Board and its committees.
In October 2020, in connection with their commencement of service on our Board, we granted each of Chris Terrill and Chad Cohen awards of 600,000 employee equity units, which vest in equal monthly installments over four years, subject to their continued service. In September 2020, we also granted Mr. Roberts an award of employee equity units for his service as a director relating to the period during which he served as a non-employee director, which is described in the Summary Compensation Table above. Brian Gill also served as a non-employee director on our board and member of our board committees until June 2020. Mr. Gill, Mr. Terrill and Mr. Cohen are the only non-employee directors who received cash retainers for their services in 2020. Mr. Breon did not receive any additional compensation for his service as a director in 2020, and his compensation for service as an employee is described in the Summary Compensation Table above.
2020 Director Compensation Table
The following table sets forth all of the compensation awarded to, earned by or paid to our non-employee directors during 2020.
Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	All Other Compensation ($)	Total ($)
Chris Terrill	8,750	241,714	—	250,464
Chad Cohen	17,500	241,714	—	259,214
Joerg Adams	—	—	—	—
Ryan Bone	—	—	—	—
Benjamin Levin	—	—	—	—
Jeffrey Parks	—	—	—	—
Brian Gill	60,000	—	—	60,000

(1)
Amounts represent the aggregate grant date fair value of employee equity units granted to our non-employee directors in 2020, computed in accordance with FASB ASC Topic 718. Assumptions used in the calculation of these amounts are included in Note 12 to our audited consolidated financial statements included in this prospectus. As of December 31, 2020, our non-employee directors held the following outstanding and unvested employee equity units and outstanding UARs:

Name	Unvested Employee Equity Units Outstanding at Year End	UARs Outstanding at Year End (unexercisable)
Chris Terrill	575,000	—
Chad Cohen	575,000	—
Joerg Adams	—	—

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
Name	Unvested Employee Equity Units Outstanding at Year End	UARs Outstanding at Year End (unexercisable)
Ryan Bone	—	—
Benjamin Levin	—	—
Jeffrey Parks	—	—
Brian Gill	—	200,000(1)

(1)
The UARs are fully vested but will not be exercisable until the earlier of a change in control or the date that is six months and one day following our completion of an initial public offering. Our compensation committee has provided that the Vacasa SAR Award (into which the UARs were converted) will become exercisable on the 180th day following the Closing

We intend to approve and implement a new compensation program for our non-employee directors, to be effective in connection with the consummation of the Business Combination. The terms of the new compensation program have not yet been determined.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
DESCRIPTION OF CAPITAL STOCK
The following summary of the material terms of our capital stock is not intended to be a complete summary of the rights and preferences of such securities. The full text of the Certificate of Incorporation and Bylaws are included as exhibits to the registration statement of which this prospectus forms a part. You are encouraged to read the applicable provisions of Delaware law, the Certificate of Incorporation and the Bylaws in their entirety for a complete description of the rights and preferences of our securities.
Authorized and Outstanding Capital Stock
Our Certificate of Incorporation authorizes the issuance of 1,000,000,000 shares of Vacasa Class A Common Stock, par value $0.00001 per share, 500,000,000 shares of Vacasa Class B Common Stock, par value $0.00001 per share, 30,000,000 shares of Vacasa Class G Common Stock, par value $0.00001 per share, and 30,000,000 shares of Vacasa Preferred Stock, par value $0.00001 per share.
Common Stock
Voting
Pursuant to our Certificate of Incorporation, the holders of our Class A Common Stock and Vacasa Class B Common Stock will vote together as a single class on all matters submitted to stockholders for their vote or approval, except as required by applicable law.
Holders of our Class A Common Stock and our Class B Common Stock are entitled to one vote per share on all matters submitted to stockholders for their vote or approval. The holders of our Class G Common Stock will not be entitled to vote (except as required by applicable law).
The Silver Lake Stockholders, the Riverwood Stockholders, the Level Equity Stockholders, the TPG Stockholders, and the EB Stockholder control, as a group, approximately    % of the combined voting power of our Common Stock as a result of their ownership of our Class A Common Stock and our Class B Common Stock and the Stockholders Agreement. Accordingly, the Silver Lake Stockholders, the Riverwood Stockholders, the Level Equity Stockholders, the TPG Stockholders, and the EB Stockholder have significant influence over the management and affairs of our company and, acting together, have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of directors and the approval of significant corporate transactions, including any merger, consolidation or sale of all or substantially all of our assets and the issuance or redemption of equity interests in certain circumstances. This concentration of ownership and voting power could delay, defer or even prevent an acquisition by a third party or other change of control of Vacasa, Inc. and may make some transactions more difficult or impossible without the support of the Silver Lake Stockholders, the Riverwood Stockholders, the Level Equity Stockholders, the TPG Stockholders, and the EB Stockholder, even if such events are in the best interests of minority stockholders.
Our Class G Common Stock is non-voting and is not entitled to any votes on any matter that is submitted to a vote of our stockholders, except as required by Delaware law. Delaware law would permit holders of our Class G Common Stock to vote, with one vote per share, on a matter if we were to:
•
change the par value of our Class G Common Stock; or

•
amend our certificate of incorporation to alter the powers, preferences, or special rights of our Class G Common Stock as a whole in a way that would adversely affect the holders of our Class G Common Stock.

As a result, in these limited instances, the holders of a majority of our Class G Common Stock could defeat any amendment to the Certificate of Incorporation. For example, if a proposed amendment to the Certificate of Incorporation provided for our Class G Common Stock to rank junior to our Class A Common Stock or our Class B Common Stock with respect to (i) any dividend or distribution, (ii) the distribution of proceeds were we to be acquired, or (iii) any other right, Delaware law would require the separate vote of the holders of our Class G Common Stock, with each share of our Class G Common Stock entitled to

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one vote per share. In this instance, the holders of a majority of our Class G Common Stock could defeat that amendment to the Certificate of Incorporation.
Dividends
The holders of our Class A Common Stock are entitled to receive dividends when, as and if declared by our Board out of legally available funds.
The holders of our Class B Common Stock and our Class G Common Stock will not have any right to receive dividends other than stock dividends consisting of shares of our Class B Common Stock and our Class G Common Stock, respectively, paid proportionally with respect to each outstanding share of the applicable class of our Common Stock, in connection with a stock dividend declared and paid on the our Class A Common Stock. Stock dividends with respect to each class of our Common Stock may only be paid with shares of our Common Stock of the same class.
Merger, Consolidation or Tender or Exchange Offer
The holders of our Class A Common Stock, our Class B Common Stock and our Class G Common Stock will not be entitled to receive economic consideration for their shares in a form that is different from, or in an amount that is in excess of the per share amount payable to, the other holders of the applicable class of our Common Stock in the event of a merger, consolidation or other business combination requiring the approval of our stockholders or a tender or exchange offer to acquire any shares of our Common Stock; provided that holders of our Class B Common Stock will not be entitled to receive consideration in the form of cash or property (other than stock consideration) in connection with any such merger, consolidation or other business combination.
Liquidation or Dissolution
Upon our liquidation or dissolution, the holders of all classes of our Common Stock are entitled to their respective par value, and the holders of our Class A Common Stock will then be entitled to share ratably in those of its assets that are legally available for distribution to stockholders after payment of liabilities and subject to the prior rights of any holders of our Preferred Stock then outstanding. Other than their par value, the holders of our Class B Common Stock and our Class G Common Stock will not have any right to receive a distribution upon our liquidation or dissolution.
Conversion and Exchange
Subject to the terms of the OpCo LLC Agreement, the members of OpCo (other than Vacasa, Inc.) may from time to time cause Vacasa Holdings to redeem any or all of their vested OpCo Units in exchange for, at our election (subject to certain exceptions), either cash (based on the market price for a share of our Class A Common Stock) or shares of our Class A Common Stock. At our election, such transactions may be effectuated via a direct exchange of our Class A Common Stock by us for the redeemed OpCo Unit.
Pursuant to the Certificate of Incorporation, the shares of our Class G Common Stock issued converted into shares of our Class A Common Stock, in increments of one-third each, when the closing price of our Class A Common Stock on the securities exchange on which they are then listed equals or exceeds certain price thresholds for any 20 days within a 30 trading-day period. The first price threshold is $12.50 per share, the second price threshold is $15.00 per share, and the third price threshold is $17.50 per share (in each case, as adjusted for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like). The number of shares of our Class A Common Stock that will be issued upon the conversion of the applicable shares of our Class G Common Stock following the satisfaction of each trading price condition described above will equal the Class G First Conversion Amount upon the occurrence of the first price threshold, the Class G Second Conversion Amount upon the occurrence of the second price threshold, and the Class G Third Conversion Amount upon the occurrence of the third price threshold.
The “Class G First Conversion Amount” is determined by adding the Class G First FPA Conversion Amount plus the Class G First IPO Conversion Amount. The “Class G First FPA Conversion Amount” is defined as (A) the quotient of (i) the total number of shares of our Class A Common Stock to be issued

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
pursuant to the Forward Purchase Agreements (including a designated number of shares of our Class A Common Stock to be issued to a certain PIPE Investor and excluding a number of shares of our Class A Common Stock equal to the sum of (x) the number of shares of our Class A Common Stock issued at a price per share of less than $10.00 under the Forward Purchase Agreements or Subscription Agreements minus (y) the number of shares of our Class A Common Stock that would have been issued under the Forward Purchase Agreements or Subscription Agreements at a price per share of $10.00) (the “FPA Shares”) divided by (ii) 85%, minus (B) the sum of (i) the FPA Shares and (ii) the quotient of the FPA Shares divided by 90%, minus the FPA Shares (the “Class F FPA Conversion Amount”). The “Class G First IPO Conversion Amount” is defined as the product of (1) (A) the quotient of (i) the total number of all TPG Pace Class A Shares issued and outstanding upon completion of the TPG Pace IPO (the “SPAC IPO Shares”) divided by (ii) 85%, minus (B) the sum of (i) the SPAC IPO Shares and (ii) the product of (1) (A) the quotient of (i) the SPAC IPO Shares divided by (ii) 90%, minus (B) the SPAC IPO Shares, multiplied by (2) one minus the Forfeiture Rate (the “Class F IPO Conversion Amount”), multiplied by (2) one minus the Forfeiture Rate. The “Forfeiture Rate” means a number which shall not be less than zero, equal to (x) the product of (A) the quotient of (i) the number of shares of TPG Pace Class A Shares redeemed prior to the Closing divided by (ii) the SPAC IPO Shares, minus (B) 20%, multiplied by (y) 50%.
The “Class G Second Conversion Amount” is determined by adding the Class G Second FPA Conversion Amount plus the Class G Second IPO Conversion Amount. The “Class G Second FPA Conversion Amount” is defined as (A) the quotient of (i) the FPA Shares divided by (ii) 80%, minus (B) the sum of (i) the FPA Shares, (ii) the Class F FPA Conversion Amount and (iii) the Class G First FPA Conversion Amount. The “Class G Second IPO Conversion Amount” is defined as the product of (1) (A) the quotient of (i) the SPAC IPO Shares divided by (ii) 80% minus (B) the sum of (i) the SPAC IPO Shares, (ii) the Class F IPO Conversion Amount and (iii) the Class G First IPO Conversion Amount, multiplied by (2) one minus the Forfeiture Rate.
The “Class G Third Conversion Amount” is determined by adding the Class G Third FPA Conversion Amount plus the Class G Third IPO Conversion Amount. The “Class G Third FPA Conversion Amount” is defined as (A) the quotient of (i) the FPA Shares divided by (ii) one minus 25%, minus (B) the sum of (i) the FPA Shares, (ii) the Class F FPA Conversion Amount, (iii) the Class G First FPA Conversion Amount and (iv) the Class G Second FPA Conversion Amount. “Class G Third IPO Conversion Amount” is defined as the product of (1) (A) the quotient of (i) the SPAC IPO Shares divided by (ii) one minus 25%, minus (B) the sum of (i) the SPAC IPO Shares, (ii) the Class F IPO Conversion Amount, (iii) the Class G First IPO Conversion Amount and (iv) the Class G Second IPO Conversion Amount, multiplied by (2) one minus the Forfeiture Rate.
In addition, immediately prior to the closing of any Strategic Transaction (as defined in the Certificate of Incorporation, but primarily including certain change-in-control transactions) that results in all of the holders of our Class A Common Stock having the right to exchange their shares of Vacasa Class A Common Stock for cash, securities or other property of another person, the Vacasa Class G Common Stock then outstanding will automatically convert into shares of Vacasa Class A Common Stock at the Class G Strategic Transaction Ratio and, as a result, will be entitled to share in the cash, securities or other property received by the holders of Vacasa Class A Common Stock in connection with such Strategic Transaction. The “Class G Strategic Transaction Ratio” is defined as a ratio such that the aggregate number of shares of Vacasa Class A Common Stock issuable upon the conversion of all shares of Vacasa Class F Common Stock and Vacasa Class G Common Stock in the aggregate, on an as-converted basis, would represent no more than 25% of the sum of (i) the total number of all TPG Pace Class A Shares issued and outstanding upon completion of the TPG Pace IPO (without giving effect to any redemptions in connection with the Closing), plus (ii) the total number of shares of Vacasa Class A Common Stock issued or deemed issued or issuable upon the conversion of the shares of Vacasa Class F Common Stock and Vacasa Class G Common Stock, plus (iii) unless waived by the holders of a majority of the shares of Vacasa Class G Common Stock then in issue, the FPA Shares, equal to: (A) the number of shares of Vacasa Class G Common Stock then outstanding, multiplied by (B) a fraction, the numerator of which is the Black Scholes per share value of the Vacasa Class G Common Stock (as determined by a third-party selected by the Vacasa Board) and the denominator of which is the per share value of the Vacasa Class A Common Stock in the strategic transaction as of immediately prior to the closing of such transaction; provided the fraction shall not exceed 1.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
Any shares of Vacasa Class G Common Stock that remain outstanding on the tenth anniversary of the Closing Date will be automatically transferred to Vacasa, Inc. for no consideration and will be retired and cancelled in accordance with the Proposed Certificate of Incorporation.
Our Class A Common Stock and our Class B Common Stock are not subject to any conversion rights.
Lock-up Restrictions
Pursuant to the Bylaws, the holders of our Class A Common Stock and Class B Common Stock issued (a) as consideration pursuant to the Business Combination Agreement (excluding any shares issued to the pre-Closing shareholders of TPG Pace pursuant to such transactions), or (b) upon the issuance, vesting, settlement or exercise of restricted stock, restricted stock units, stock options or other compensatory equity awards outstanding as of immediately following the Closing of the Business Combination in respect of awards of TurnKey or Vacasa Holdings outstanding immediately prior to such Closing (the “Equity Award Shares”), will be subject to certain transfer restrictions beginning on the date of the Closing and ending on the date that is 180 days after the Closing (subject to the partial early release provisions described below), provided that if such date occurs during a regularly scheduled blackout period under our insider trading policy or within five trading days prior to the commencement of such blackout period, such date will instead occur 10 trading days prior to the commencement of such blackout period (the “Lock-up Period”). Such restrictions provide that during the Lock-up Period, such holders (the “Lock-up Holders”) may not (a) sell, assign, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidation with respect to, or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership (whether any such transaction is to be settled by delivery of securities, in cash or otherwise) of, or (c) publicly announce any intention to effect any transaction specified in clause (a) or (b) with respect to, any Lock-up Shares. “Lock-up Shares” means (i) the shares of our Class A Common Stock and our Class B Common Stock held by the Lock-up Holders following the Closing (excluding any shares of our Class A Common Stock acquired in the public market or pursuant to a transaction exempt from registration under the Securities Act pursuant to a subscription agreement where the issuance of our Class A Common Stock occurs on or after the Closing, but including any shares of our Class A Common Stock issued upon the exchange of OpCo Units following the Closing), (ii) the Equity Award Shares, and (iii) any equity securities of ours that may be issued or distributed or be issuable with respect to the securities referred to in the foregoing clauses (i) or (ii) by way of conversion, dividend, stock split or other distribution, merger, consolidation, exchange, recapitalization or reclassification or similar transaction; provided, that shares of Vacasa Class A Common Stock issued in connection with the Forward Purchase Agreements and the Private Placements will not constitute Lock-up Shares; and provided further, that, unless otherwise determined by Vacasa, Inc. in its sole discretion, 1,000,000 shares that would otherwise constitute Lock-up Shares will be excluded from such restrictions, the allocation of which will be determined by us in our sole discretion.
Notwithstanding the foregoing,
•
if the last reported sale price of our Class A Common Stock equals or exceeds $12.50 per share (as adjusted for any stock dividend, stock split or other distribution, merger, consolidation, exchange, recapitalization or reclassification or similar transaction) for any 20 trading days within any 30 trading-day period commencing at least 30 days after the Closing, then 33.3% of each Lock-up Holder’s Lock-up Shares will be released from such restrictions; and

•
if the last reported sale price of our Class A Common Stock equals or exceeds $15.00 per share (as adjusted for any stock dividend, stock split or other distribution, merger, consolidation, exchange, recapitalization or reclassification or similar transaction) for any 20 trading days within any 30 trading-day period commencing at least 30 days after the Closing, then an additional 50% of each Lock-up Holder’s Lock-up Shares will be released from such restrictions;

provided that, if such release occurs during a regularly scheduled blackout period under our insider trading policy, then the actual date of such early release will be delayed until immediately prior to the opening of trading on the second trading date following the first date that such blackout period is no longer in effect.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
The restrictions described above do not apply to transfers:
•
to (i) our officers or directors, (ii) any affiliates or family members thereof, or (iii) the other Lock-up Holders or, if such Lock-up Holder or its permitted transferee is a corporation, partnership, limited liability company or other business entity, any direct or indirect partner, member or equity holder of such Lock-up Holder or permitted transferee;

•
to any affiliates of such Lock-up Holder or permitted transferee or any related investment funds or vehicles controlled or managed by such persons or entities or their respective affiliates;

•
in the case of an individual, (i) by gift to a member of the individual’s immediate family or to a trust, the beneficiary of which is a member of the individual’s immediate family or an affiliate of such person or entity, or to a charitable organization, (ii) by virtue of laws of descent and distribution upon the death of the individual, or (iii) pursuant to a qualified domestic relations order;

•
in connection with any bona fide mortgage, encumbrance or pledge to a financial institution in connection with any bona fide loan or debt transaction or enforcement thereunder, including foreclosure thereof;

•
to us; or

•
in connection with a liquidation, merger, stock exchange, reorganization, tender offer approved by our Board or a duly authorized committee thereof or other similar transaction which results in all of our stockholders having the right to exchange their shares of Common Stock for cash, securities or other property subsequent to the Closing;

provided that such restrictions will continue to apply to the Lock-up Shares after any such transfer, and the transferee will continue to be bound by such restrictions for the remainder of the Lock-up Period. In addition, the restrictions described above do not apply to transfers of our Class A Common Stock or any security convertible into or exercisable or exchangeable for our Class A Common Stock pursuant to a broker-assisted sale in order to satisfy applicable exercise price and/or tax withholding obligations that arise with respect to the Equity Award Shares, provided that such transfer is made in accordance with applicable law and is permitted pursuant to the terms and conditions of the applicable equity incentive plan, any applicable award agreement and our insider trading policy.
Our Board may, in its sole discretion, determine to waive, amend or repeal the lock-up restrictions described above, provided that if a TPG Designee (as defined in the Stockholders Agreement) is then a member of our Board, any such action will require the approval of such TPG Designee. In addition, if a definitive agreement that contemplates a change of control is entered into after the Closing, the Lock-up Period will automatically terminate immediately prior to the consummation of such change of control.
Other Provisions
None of our Class A Common Stock, Class B Common Stock or Class G Common Stock has any pre-emptive or other subscription rights.
Preferred Stock
The Certificate of Incorporation authorizes the issuance of up to 30,000,000 shares of our Preferred Stock. Our Board will be authorized, subject to limitations prescribed by Delaware law and the Certificate of Incorporation, to determine the terms and conditions of our Preferred Stock, including whether the shares of our Preferred Stock will be issued in one or more series, the number of shares to be included in each series and the powers (including the voting power), designations, preferences, and rights of the shares. Our Board will also be authorized to designate any qualifications, limitations, or restrictions on the shares without any further vote or action by the stockholders. The issuance of our Preferred Stock may have the effect of delaying, deferring, or preventing a change in control of Vacasa, Inc. and may adversely affect the voting and other rights of the holders of our Class A Common Stock, Class B Common Stock and Class G Common Stock, which could have a negative impact on the market price of our Class A Common Stock. We have no current plan to issue any shares of our Preferred Stock.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
Exclusive Forum
The Certificate of Incorporation provides, unless we consent in writing to the selection of an alternative forum, (A) the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (1) any derivative action or proceeding brought on behalf of us, (2) any action asserting a claim of breach of fiduciary duty owed by any current or former director, officer, agent, or other employee or stockholder of ours to us or our stockholders, (3) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, the Governing Documents or as to which the Delaware General Corporation Law confers jurisdiction on the Court of Chancery of the State of Delaware, or (4) any action asserting a claim governed by the internal affairs doctrine, in each case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein or, if such court does not have subject matter jurisdiction thereof, the federal district court of the State of Delaware; and (B) the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Notwithstanding the foregoing, the exclusive forum provision shall not apply to claims seeking to enforce any liability or duty created by the Exchange Act, or any other claim for which the federal courts of the United States have exclusive jurisdiction. The Certificate of Incorporation also provides that, to the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring or holding any interest in shares of its capital stock shall be deemed to have notice of and consented to the foregoing. By agreeing to this provision, however, stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.
Anti-Takeover Effects of Provisions of the Charter and Bylaws
The provisions of our Certificate of Incorporation and the Bylaws and of the DGCL summarized below may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that you might consider in your best interest, including an attempt that might result in your receipt of a premium over the market price for your shares of our Class A Common Stock.
The Governing Documents contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our Board and that may have the effect of delaying, deferring, or preventing a future takeover or change in control of us unless such takeover or change in control is approved by our Board.
These provisions include:
Classified Board.   Our Certificate of Incorporation provides that our Board is divided into three classes of directors, with the classes as nearly equal in number as possible. As a result, approximately one-third of our Board will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our Board. The Certificate of Incorporation also provides that, subject to any rights of holders of any series of our Preferred Stock then outstanding to elect additional directors under specified circumstances and to the Stockholders Agreement (if then in effect), the number of directors will be fixed exclusively pursuant to a resolution adopted by the Board.
In addition, the Certificate of Incorporation provides that, other than directors elected by holders of any series of our Preferred Stock then outstanding pursuant to the terms of such Preferred Stock and subject to obtaining any required stockholder votes or consents under the Stockholders Agreement, (i) until the Sunset Date directors may be removed with or without cause by the affirmative vote of holders representing a majority of the total voting power of the issued and outstanding Common Stock, voting together as a single class, and (ii) from and after the Sunset Date directors may only be removed for cause and by the affirmative vote of the holders of a majority of the total voting power of the issued and outstanding Common Stock, voting together as a single class.
Action by Written Consent; Special Meetings of Stockholders.   The Certificate of Incorporation provides that, subject to the Stockholders Agreement, (i) until the Sunset Date, stockholder action may be taken without a meeting, without prior notice and without a vote, if a written consent setting forth the action to be taken is signed by stockholders having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, and (ii) after the Sunset Date, stockholder action can be taken only at an annual or special

CONFIDENTIAL TREATMENT REQUESTED
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meeting of stockholders and cannot be taken by written consent in lieu of a meeting. The Governing Documents also provide that, subject to any special rights of the holders of any series of our Preferred Stock and except as otherwise required by law, (i) until the Sunset Date, special meetings of the stockholders can be called by the Secretary at the request of holders representing 25% of the total voting power of our Common Stock, and (ii) after the Sunset Date, special meetings of the stockholders can only be called by our Board. Except as described above, stockholders are not permitted to call a special meeting or to require our Board to call a special meeting.
Advance Notice Procedures.   The Bylaws have established an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, and for stockholder nominations of persons for election to the Board to be brought before an annual or special meeting of stockholders. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the Board or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our Secretary timely written notice, in proper form, of the stockholder’s intention to bring that business or nomination before the meeting; provided that, subject to our certificate of incorporation and the Stockholders Agreement, until the Sunset Date, any holder of record of at least 25% in voting power of our outstanding capital stock entitled to vote in an election of directors may nominate any person for election at an annual meeting or at a special meeting in person at the annual meeting or special meeting, without prior notice. Although the Bylaws do not give the Board the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, as applicable, the Bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of Vacasa, Inc.
Super-Majority Approval Requirements.   The DGCL generally provides that the affirmative vote of the holders of a majority of the total voting power of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation, unless the corporation’s certificate of incorporation requires a greater percentage. Our Certificate of Incorporation provides that, following the Sunset Date, the affirmative vote of holders representing 66 2/3% of the total voting power of our issued and outstanding Common Stock eligible to vote in the election of directors, voting together as a single class, will be required to amend, alter, change, or repeal specified provisions of the Certificate of Incorporation, including those relating to the classified board, actions by written consent of stockholders, calling of special meetings of stockholders, and amendment of our certificate of incorporation and bylaws, among others. The Certificate of Incorporation provides that, following the Sunset Date, the affirmative vote of the holders of 66 2/3% of the total voting power of our outstanding Common Stock entitled to vote in the election of directors will be required for the stockholders to amend our bylaws. This requirement of a super-majority vote to approve amendments to the Governing Documents could enable a minority of our stockholders to exercise veto power over any such amendments.
Authorized but Unissued Shares.   Authorized but unissued shares of our Common Stock and Preferred Stock will be available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions, and employee benefit plans. The existence of authorized but unissued shares of our Common Stock and Preferred Stock could render more difficult or discourage an attempt to obtain control of a majority of our Common Stock by means of a proxy contest, tender offer, merger, or otherwise.
Business Combinations with Interested Stockholders.   Our Certificate of Incorporation provides that we are not subject to Section 203 of the DGCL, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with an “interested stockholder” (which includes a person or group owning 15% or more of the corporation’s voting stock) for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Accordingly, we are not be subject to any anti-takeover effects of Section 203. Nevertheless, the Certificate of Incorporation contains provisions that have a similar effect to Section 203, except that they provide that the Existing VH Holders, their respective affiliates and

CONFIDENTIAL TREATMENT REQUESTED
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successors and their direct and indirect transferees will not be deemed to be “interested stockholders,” regardless of the percentage of our voting stock owned by them and, accordingly, will not be subject to such restrictions.
Limitations on Liability and Indemnification of Directors and Officers
Our Certificate of Incorporation limits the liability of our directors and officers to the fullest extent permitted by the DGCL and provides that we will provide them with customary indemnification and advancement of expenses. We have entered into customary indemnification agreements with each of our executive officers and directors that provide them, in general, with customary indemnification in connection with their service to us or on our behalf.
Corporate Opportunities
Our Certificate of Incorporation provides that, to the fullest extent permitted by law, we renounce any interest or expectancy in any transaction or matter that may be a corporate opportunity for us, and no stockholder or director (other than any of our directors who is also an officer) (each, an “Exempted Person”) will have any duty to present such corporate opportunity to us, nor will any Exempted Person be liable to us or our affiliates or stockholders for breach of any duty by reason of such Exempted Person pursuing such opportunity, directing such opportunity to another person, or otherwise failing to present such opportunity to us. Our Certificate of Incorporation further provides that no Exempted Person will have any duty not to engage in the same or similar business activities or lines of business as us or any of our subsidiaries, including those deemed to be in competition with us.
Registration Rights
Holders of the Founder Shares and Private Placement Shares are entitled to registration rights pursuant to a registration rights agreement. The holders of these securities are entitled to make up to three demands that we register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to other registration statements filed by us and rights to require us to register for resale such securities pursuant to Rule 415 under the Securities Act. However, the registration rights agreement provides that we will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable Lock Up Period. We will bear the expenses incurred in connection with the filing of any such registration statements.
Transfer Agent and Registrar
The transfer agent for our common stock is Continental Stock Transfer & Trust Company. Each person investing in our Class A Common Stock held through The Depository Trust Company must rely on the procedures thereof and on institutions that have accounts therewith to exercise any rights of a holder of our Class A Common Stock.
For as long as any shares of our Class A Common Stock are listed on Nasdaq or on any other stock exchange operating in the United States, the laws of the State of New York shall apply to the property law aspects of our Class A Common Stock (including securities exercisable for or convertible into our Class A Common Stock) reflected in the register administered by our transfer agent.
Listing of Class A Common Stock
Our Class A Common Stock are listed on the Nasdaq                 Market under the symbol “VCSA”.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
BENEFICIAL OWNERSHIP OF SECURITIES
The following table sets forth information regarding the beneficial ownership of our voting shares by:
•
each person who is known to be the beneficial owner of more than 5% of our voting shares;

•
each of our executive officers and directors; and

•
all of our executive officers and directors as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security. Under those rules, beneficial ownership includes securities that the individual or entity has the right to acquire, such as through the exercise of warrants or stock options or the vesting of restricted stock units, within 60 days of                  , 2021. Shares subject to warrants or options that are currently exercisable or exercisable within 60 days of                  , 2021 or subject to restricted stock units that vest within 60 days of                 , 2021 are considered outstanding and beneficially owned by the person holding such warrants, options or restricted stock units for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Beneficial ownership of shares of our common stock is based on           shares of Class A Common Stock and           shares of Class B common stock issued and outstanding as of           , 2021.
Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all shares of voting shares beneficially owned by them. To our knowledge, none of our shares of common stock beneficially owned by any executive officer or director have been pledged as security.
	Vacasa Class A Common Stock Owned		Vacasa Class B Common Stock Owned		Combined Voting Power (%)
Name and Address of Beneficial Owner(1)	Number	%	Number	%
Directors and Named Executive Officers
Joerg Adams
Ryan Bone
Eric Breon(2)
Chad Cohen(3)
Benjamin Levin(4)
Barbara Messing
Jeffrey Parks
Karl Peterson(5)(6)
Chris Terrill(7)
Matthew Roberts(8)
Jim Grube
All directors and executive officers of Vacasa, Inc. as a group (12 individuals)(9)
Five Percent Holders
Silver Lake(10)(11)
Riverwood(11)(12)
Level Equity Management(11)(13)
Adams Street(14)
Altos Ventures(15)
Mossytree Inc.(11)(16)

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PURSUANT TO 17 C.F.R. SECTION 200.83

*
Less than one percent

(1)
Unless otherwise noted, the business address of each of those listed in the table above is c/o Vacasa, Inc., 850 NW 13th Avenue, Portland, Oregon 97209.

(2)
Consists of shares of Class B Common Stock held by Mossytree Inc., which Mr. Breon may be deemed to beneficially own. See footnote (16) below.

(3)
Consists of                 shares of Class B Common Stock issuable upon the vesting of an equivalent number of unvested OpCo Units that will vest by December 31, 2021.

(4)
Consists of shares of Class A Common Stock and Class B Common Stock that Mr. Levin may be deemed to beneficially own. See footnote (13) below.

(5)
Represents the interest directly held by TPG Pace Solutions Sponsor, Series LLC. The managing member of TPG Pace Solutions Sponsor, Series LLC is TPG Pace Governance, LLC, a Cayman Islands limited liability company, which is controlled by David Bonderman, James G. Coulter and Karl Peterson. Messrs. Bonderman, Coulter and Peterson may therefore be deemed to beneficially own the shares held by TPG Pace Solutions Sponsor, Series LLC. Messrs. Bonderman, Coulter and Peterson disclaim beneficial ownership of the shares held by TPG Pace Solutions Sponsor, Series LLC except to the extent of their pecuniary interest therein. The address of each of the entities and individuals in this footnote is 301 Commerce St., Suite 3300, Fort Worth, TX 76102.

(6)
In addition to the interest described in footnote 5, consists of shares of Class A Common Stock that are                 by Mr. Peterson and that will be issued pursuant to the Forward Purchase Agreement.

(7)
Includes and                 shares of Class B Common Stock issuable upon the vesting of an equivalent number of unvested OpCo Units that will vest by December 31, 2021.

(8)
Includes                 shares of Class B Common Stock issuable upon the vesting of an equivalent number of                 unvested OpCo Units that will vest by December 31, 2021.

(9)
Includes                 shares of Class B Common Stock issuable upon the vesting of an equivalent number                 unvested OpCo Units that will vest by December 31, 2021.

(10)
The securities beneficially owned by Silver Lake are comprised of                 shares of Class A Common Stock held by SLP V Venice Feeder I, L.P. and                 shares of Class B Common Stock held by SLP Venice Holdings, L.P. The general partner of SLP Venice Holdings, L.P. is SLP V Aggregator GP LLC. Silver Lake Technology Associates V, L.P. is the managing member of SLP V Aggregator GP LLC and the general partner of SLP V Venice Feeder I, L.P. The general partner of Silver Lake Technology Associates V, L.P. is SLTA V (GP), L.L.C. The managing member of SLTA V (GP), L.L.C. is Silver Lake Group, L.L.C. The managing members of Silver Lake Group, L.L.C. are Egon Durban, Kenneth Hao, Gregory Mondre and Joseph Osnoss. The address for each of the entities referenced above is c/o Silver Lake, 2775 Sand Hill Road, Suite 100, Menlo Park, CA 94025.

(11)
Following the Business Combination, as a result of the Stockholders Agreement, TPG Pace Solutions Sponsor, Series LLC, Silver Lake, Riverwood, Level Equity Management and Mossytree Inc. may be deemed to be a group for purposes of Section 13(d) of the Exchange Act. Each of TPG Pace Solutions Sponsor, Series LLC, Silver Lake, Riverwood, Level Equity Management and Mossytree Inc. disclaims beneficial ownership of any shares which may be deemed beneficially owned solely by reason of the Stockholders Agreement.

(12)
          shares of Class A Common Stock and                 shares of Class B Common Stock are held by RW Vacasa AIV L.P. (“RW Vacasa AIV”),                 shares of Class B Common Stock are held by Riverwood Capital Partners II (Parallel-B) L.P. (“RCP II Parallel-B” and, together with RW Vacasa AIV, “Riverwood Capital II”),                 shares of Class A Common Stock and                 shares of Class B Common Stock are held by RCP III Vacasa AIV L.P. (“RCP III Vacasa AIV”),                 shares of Class A Common Stock and                 shares of Class B Common Stock are held by RCP III (A) Vacasa AIV L.P. (“RCP III (A) Vacasa AIV”) and                 shares of Class B Common Stock are held by Riverwood Capital Partners III (Parallel-B) L.P. (“RCP III Parallel-B” and, together with RCP III Vacasa AIV and RCP III (A) Vacasa AIV, “Riverwood Capital III”). The general partner of RW Vacasa AIV and RCP II Parallel-B is

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
Riverwood Capital II L.P. The general partner of Riverwood Capital II L.P. is Riverwood Capital GP II Ltd. Riverwood Capital II L.P. and Riverwood Capital GP II Ltd. may be deemed to have shared voting and dispositive power over, and be deemed to be indirect beneficial owners of, shares directly held by Riverwood Capital II. All investment decisions with respect to the shares held by Riverwood Capital II are made by a majority vote of a four-member investment committee, comprised of Francisco Alvarez-Demalde, Jeffrey Parks, Thomas Smach, and Christopher Varelas. All voting decisions over the shares held by Riverwood Capital II are made by a majority vote of Riverwood Capital GP II Ltd.’s eleven shareholders. No single natural person controls investment or voting decisions with respect to the shares held by Riverwood Capital II. The general partner of RCP III Vacasa AIV, RCP III (A) Vacasa AIV and RCP III Parallel-B is Riverwood Capital III L.P. The general partner of Riverwood Capital III L.P. is Riverwood Capital GP III Ltd. Riverwood Capital III L.P. and Riverwood Capital GP III Ltd. may be deemed to have shared voting and dispositive power over, and be deemed to be indirect beneficial owners of, shares directly held by Riverwood Capital III. All investment decisions with respect to the shares held by Riverwood Capital III are made by a majority vote of a five-member investment committee, comprised of Francisco Alvarez-Demalde, Jeffrey Parks, Thomas Smach, Christopher Varelas and Scott Ransenberg. All voting decisions over the shares held by Riverwood Capital III are made by a majority vote of Riverwood Capital GP III Ltd.’s eleven shareholders. No single natural person controls investment or voting decisions with respect to the shares held by Riverwood Capital III. The address for each of the entities referenced above is c/o Riverwood Capital, 70 Willow Road, Suite 100, Menlo Park, CA 94025.
(13)
Consists of (i)                 shares of Class A Common Stock and                 shares of Class B Common Stock held by Level Equity Opportunities Fund 2015, L.P., (ii)                 shares of Class A Common Stock and                 shares of Class B Common Stock held by Level Equity Opportunities Fund 2018, L.P.,                 shares of Class A Common Stock held by LEGP II AIV(B), L.P., (iv)                 shares of Class B Common Stock held by LEGP I VCS, LLC, (v) 11,017,685 shares of Class B Common Stock held by LEGP II VCS, LLC, and (vi) 4,737,940 shares of Class B Common Stock held by Level Equity — VCS Investors, LLC. The general partner of each of Level Equity Opportunities Fund 2015, L.P. and LEGP II AIV(B), L.P. is Level Equity Partners II (GP), L.P. The general partner of Level Equity Partners II (GP), L.P. is Level Equity Associates II, LLC. The general partner of Level Equity Opportunities Fund 2018, L.P. is Level Equity Partners IV (GP), L.P. The general partner of Level Equity Partners IV (GP), L.P. is Level Equity Associates IV, LLC. The sole member of LEGP I VCS, LLC is Level Equity Growth Partners I, L.P. The general partner of Level Equity Growth Partners I, L.P. is Level Equity Partners (GP), LLC. The managing member of Level Equity Partners (GP), LLC is Level Equity Professionals, L.P. The general partner of Level Equity Professionals, L.P. is Level Equity Associates, LLC. The sole member of LEGP II VCS, LLC is LEGP II AIV(NB), L.P. The general partner of LEGP II AIV(NB), L.P. is Level Equity Partners II (GP), L.P. The general partner of Level Equity Partners II (GP), L.P. is Level Equity Associates II, LLC. The sole manager of Level Equity — VCS Investors, LLC is Level Equity Management, LLC. The managing members of each of Level Equity Associates, LLC, Level Equity Associates II, LLC, Level Equity Associates IV, LLC and Level Equity Management, LLC are Ben Levin and George McCulloch. The address for each of the entities referenced above is c/o 140 East 45th Street, 42nd Floor, New York, NY 10017.

(14)
Consists of        shares of Class A Common Stock held by Adams Street 2013 Direct Fund LP (“AS 2013”),        shares of Class A Common Stock held by Adams Street 2014 Direct Fund LP (“AS 2014”),        shares of Class A Common Stock held by Adams Street 2015 Direct Venture/Growth Fund LP (“AS 2015”),        shares of Class A Common Stock held by Adams Street 2016 Direct Venture/Growth Fund LP (“AS 2016”),       shares of Class A Common Stock held by Adams Street 2017 Direct Venture/Growth Fund LP (“AS 2017”), and        shares of Class A Common Stock held by Adams Street Venture/Growth Fund VI LP (“ASVG VI”). Adams Street Partners, LLC is the managing member of the general partner of the general partner of each of AS 2013, AS 2014, AS 2015, AS 2016, AS 2017 and ASVG VI (collectively, the “Funds”) and, as a result, may be deemed to beneficially own the shares held by the Funds. Thomas S. Bremner, Jeffrey T. Diehl, Elisha P. Gould, Robin Murray and Fred Wang, each of whom is a partner of Adams Street Partners, LLC (or a subsidiary thereof), may be deemed to have shared voting and investment power over the shares held by the Funds. Adams Street Partners, LLC and Thomas S. Bremner, Jeffrey T. Diehl, Elisha P. Gould, Robin

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
Murray and Fred Wang disclaim beneficial ownership of the shares held by the Funds except to the extent of their pecuniary interest therein. The address for each entity referenced above is 1 North Wacker Drive, Suite 2700, Chicago, IL 60606.
(15)
Venture capital funds affiliated with Altos Ventures Management, Inc. hold a total of        shares of Vacasa Class A Common Stock as follows: Altos Hybrid, L.P. holds        shares; Altos Hybrid BF, LLC        shares; Altos Hybrid BL, LLC holds        shares; Altos Hybrid D, LLC holds 4,178,146 shares; Altos Hybrid G, LLC hold                 shares; and Altos Hybrid I, LLC holds        shares. The General Partner of each of the preceding funds is Altos Hybrid GP, LLC. Altos Hybrid 2, L.P. holds        shares; Altos Hybrid 2 BF, LLC holds        shares; Altos Hybrid 2 BL, LLC holds       ; Altos Hybrid 2 N, LLC holds        shares; Altos Hybrid 2 P-FIO, LLC holds        shares; Altos Hybrid 2 P-M, LLC holds                 shares; Altos Hybrid 2 P-MSF, LLC holds        shares; and Altos Hybrid 2 V, LLC holds        shares. The General Partner of each of the immediately preceding funds is Altos Hybrid 2 GP, LLC. In addition, Altos Hybrid 3, L.P. holds        shares; Altos Hybrid 3 B, LLC holds        shares; Altos Hybrid 3 GS, LLC holds        shares; Altos Hybrid 3 I, LLC holds        shares; Altos Hybrid 3 M, LLC holds        shares; and Altos Hybrid 3 T, LLC holds        shares. The General Partner of each of the immediately preceding funds is Altos Hybrid 3 GP, LLC. The Managing Members of each of the General Partners are Han J. Kim, Hodong Nam and Anthony P. Lee. The address for each of the entities referenced above is c/o Altos Ventures Management, Inc., 2882 Sand Hill Road, Suite 100, Menlo Park, CA 94025.

(16)
Eric Breon is the President of Mossytree Inc. The address for Mossytree Inc. is 264 NW Macleay Blvd., Portland, OR 97210.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
SELLING SHAREHOLDERS
This prospectus relates to the resale from time to time of an aggregate of                 shares of our Class A Common Stock, including (i) shares of Class A Common Stock we may issue from time to time to the holders of OpCo Units upon the exchange by such OpCo Unitholders of an equivalent number of OpCo Units, together with a corresponding number of shares of Class B Common Stock, and (ii) shares of Class A Common Stock we may issue upon the conversion of shares of our Class G Common Stock pursuant to our certificate of incorporation. The Selling Shareholders may from time to time offer and sell any or all of the shares of Class A Common Stock set forth below pursuant to this prospectus and any accompanying prospectus supplement. When we refer to the “Selling Shareholders” in this prospectus, we mean the persons listed in the table below, and the pledgees, donees, transferees, assignees, successors, designees and others who later come to hold any of the Selling Shareholders’ interest in the Class A Common Stock other than through a public sale.
The following table sets forth, as of the date of this prospectus, the names of the Selling Shareholders, and the aggregate number of shares of Class A Common Stock that the Selling Shareholders may offer pursuant to this prospectus.
	Shares Beneficially Owned Prior to Offering		Number of Shares Being Offered	Shares Beneficially Owned After the Offering
Name of Selling Stockholder	Number	Percentage		Number	Percentage
(1)		%			%

(1)
We cannot advise you as to whether the Selling Shareholders will in fact sell any or all of such shares of Class A Common Stock.
Selling Shareholder information for each additional Selling Shareholder, if any, will be set forth by prospectus supplement to the extent required prior to the time of any offer or sale of such Selling Shareholder’s shares pursuant to this prospectus. To the extent permitted by law, a prospectus supplement may add, update, substitute, or change the information contained in this prospectus, including the identity of each Selling Shareholder and the number of shares of Class A Common Stock registered on its behalf. A Selling Shareholder may sell or otherwise transfer all, some or none of such shares of Class A Common Stock in this offering. See “Plan of Distribution.”
For information regarding transactions between us and the Selling Shareholders, see the section entitled “Certain Relationships and Related Person Transactions.”

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS
Preferred Unit Financings
Series B-2 Preferred Units and Redemption of Common Units
In September and October of 2018, Vacasa LLC (predecessor to Vacasa Holdings) issued and sold to certain investors, including certain entities affiliated with Riverwood Capital and Level Equity Management, an aggregate of 32,000,000 Series B-2 Preferred Units at a price per unit of $2.00, resulting in an aggregate purchase price of $64.0 million.
The following table summarizes the aggregate number and purchase price of the Series B-2 Preferred Units purchased by entities affiliated with Riverwood Capital and Level Equity Management.
	Series B-2 Preferred Units	Aggregate Purchase Price
Entities affiliated with Riverwood Capital(1)	12,500,000	$25.0 million
Entities affiliated with Level Equity Management(2)	7,500,000	$15.0 million

(1)
Jeffrey Parks, a member of our Board, is affiliated with Riverwood Capital.

(2)
Benjamin Levin, a member of our Board, is affiliated with Level Equity Management.

In September 2018, Vacasa LLC used a portion of the proceeds from its sale of Series B-2 Preferred Units to repurchase 250,000 of its common units from Vacation Rental Directory, Inc., an entity affiliated with Eric Breon, a member of our Board, at a price per unit of $2.00, resulting in an aggregate consideration of $0.5 million.
Series C, Series C-1 and Series C-2 Preferred Units
In October 2019, Vacasa LLC (predecessor to Vacasa Holdings) issued to certain investors, including certain entities affiliated with Silver Lake, Riverwood Capital, Level Equity Management and Eric Breon:
•
an aggregate of 95,686,490 Series C Preferred Units at a price per unit of $2.6417, resulting in an aggregate purchase price of approximately $252.8 million;

•
an aggregate of 27,985,068 Series C-1 Preferred Units upon the conversion of 25,875,000 Series B-3 Preferred Units previously issued and cancellation of 2,587,499 Series B-3 warrants previously issued to such investors, at a price per unit of $1.8492; and

•
an aggregate of 8,706,402 Series C-2 Preferred Units in exchange for the cancellation of an aggregate of 862,500 warrants previously issued to such investors and cash consideration at a price per unit of $1.9813, resulting in an aggregate purchase price of approximately $17.3 million.

The following table summarizes the aggregate number and purchase price of the Series C, Series C-1 and Series C-2 Preferred Units purchased by entities affiliated with Silver Lake, Riverwood Capital, Level Equity Management and Eric Breon.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
	Series C Preferred Units	Aggregate Purchase Price	Series C-1 Preferred Units	Aggregate Purchase Price(1)	Series C-2 Preferred Units	Aggregate Purchase Price(2)
Entities affiliated with Silver Lake(3)	94,636,030	$250.0 million	—	—	—	—
Entities affiliated with Riverwood Capital(4)	—	—	16,223,229	—	—	—
Entities affiliated with Level Equity Management(5)	1,050,460	$2.8 million	4,731,774	—	4,416,291	$8.7 million
Vacation Rental Directory, Inc.(6)	—	—	—	—	1,514,157	$3.0 million

(1)
The Series C-1 Preferred Units were issued upon the conversion, for no additional consideration, of 15,000,000 Series B-3 Preferred Units previously issued to the entities affiliated with Riverwood Capital and 4,375,000 Series B-3 Preferred Units previously issued to the entities affiliated with Level Equity Management, in each case, at a price per unit of $1.8492 and cancellation of 1,499,999 warrants issued to entities affiliated with Riverwood Capital, and 437,500 warrants issued to entities affiliated with Level Equity Management.

(2)
A portion of the consideration for the Series C-2 Preferred Units consisted of the cancellation of 437,500 warrants previously issued to the entities affiliated with Level Equity Management and 150,000 warrants previously issued to Vacation Rental Directory, Inc. (predecessor entity of Mossytree, Inc.).

(3)
Joerg Adams and Ryan Bone, members of our Board, are affiliated with Silver Lake.

(4)
Jeffrey Parks, a member of our Board, is affiliated with Riverwood Capital.

(5)
Benjamin Levin, a member of our Board, is affiliated with Level Equity Management.

(6)
Eric Breon, a member of our Board, is affiliated with Mossytree, Inc. (formerly known as Vacation Rental Directory, Inc.).

In December 2020, Vacasa Holdings issued and sold to Chris Terrill a member of our Board, 270,387 Series C-1 Preferred Units at a price per unit of $1.8492, resulting in an aggregate purchase price of approximately $0.5 million.
Senior Secured Convertible Notes
In May 2020, Vacasa Holdings entered into a note purchase agreement with certain existing investors, including certain entities affiliated with Silver Lake, Riverwood Capital and Level Equity Management, pursuant to which we issued $108.1 million in aggregate principal amount of senior secured convertible notes, sometimes referred to in this prospectus as the “D-1 Convertible Notes.” The D-1 Convertible Notes had a maturity date of June 30, 2023 (unless earlier repurchased, redeemed or converted) and accrued (i) cash interest at 3% per annum, payable annually in arrears on the anniversary of the initial closing date, and (ii) PIK interest at 7% per annum, which was capitalized annually on each anniversary of the initial closing date.
The following table summarizes the D-1 Convertible Notes held by entities affiliated with Silver Lake, Riverwood Capital and Level Equity Management, including the initial principal amount thereof; the largest principal amount outstanding thereunder after the issuance date (which excludes any PIK interest); the aggregate principal amount outstanding thereunder as of September 30, 2021; and cash interest payments made by Vacasa Holdings during the year ended December 31, 2020 and the nine months ended September 30, 2021.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
	Initial Principal Amount	Principal Amount Outstanding as of September 30, 2021(1)	Interest Payments(3)
Entities affiliated with Silver Lake(2)	$70,000,000	$74,891,747	$2,096,463
Entities affiliated with Riverwood Capital(4)	$15,000,000	$16,048,282	$449,242
Entities affiliated with Level Equity Management(5)	$13,263,436	$14,190,313	$397,233

(1)
Also represents the largest principal amount of indebtedness outstanding after the issue date.

(2)
Joerg Adams and Ryan Bone, members of our Board, are affiliated with Silver Lake.

(3)
The cash interest payments shown were made on the D-1 Convertible Notes during the nine months ended September 30, 2021. There were no cash interest payments made on the D-1 Convertible Notes during the year ended December 31, 2020.

(4)
Jeffrey Parks, a member of our Board, is affiliated with Riverwood Capital.

(5)
Benjamin Levin, a member of our Board, is affiliated with Level Equity Management.

As described elsewhere in this prospectus, in connection with the Closing, the D-1 Convertible Notes converted into Series D-1 preferred units of Vacasa Holdings which, after giving effect to the Vacasa Holdings Recapitalization, resulted in the issuance of                 OpCo Units to entities affiliated with Silver Lake,                 OpCo Units to entities affiliated with Riverwood Capital, and                 OpCo Units to entities affiliated with Level Equity Management.
Common Unit Warrants
In December 2015, Vacasa LLC (predecessor to Vacasa Holdings) issued warrants to purchase an aggregate of up to 58,236 common units to certain entities affiliated with Level Equity Management, which warrants subsequently became exercisable for an aggregate of up to 5,430,000 Class B common units of Vacasa Holdings. The warrants had an exercise price of $0.0001 per unit and were exercisable at any time, in whole or in part, prior to 5:00 p.m. Pacific time on December 31, 2025; provided that if such warrants were not exercised prior to such time, or prior to the closing of a deemed liquidation event or initial public offering, such warrants would be deemed to have been automatically net exercised immediately prior to such time in accordance with their terms. The warrants were net exercised immediately prior to the Closing, resulting in the issuance of an aggregate of                 OpCo Units to the warrantholders.
Other Transactions
Vacasa Holdings has entered into homeowner agreements with Eric Breon, a member of the board of managers of Vacasa Holdings and an expected member of the Vacasa Board, to manage certain vacation rental properties owned by Mr. Breon. The aggregate rental income earned by Mr. Breon pursuant to these agreements was $1.1 million and $1.5 million for the years ended December 31, 2019 and 2020 and $      million for the nine months ended September 30, 2021.
Vacasa Holdings has certain vacation home lease agreements with Mr. Breon. Rent expense recognized for these arrangements was $0.2 million and $0.0 million for the years ended December 31, 2019, and 2020, respectively. In 2019, Vacasa Holdings incurred costs to remodel certain of the vacation homes owned by Mr. Breon and leased by Vacasa Holdings in accordance with the vacation home lease agreements. Vacasa Holdings incurred and billed Mr. Breon $0.7 million for the goods and services provided, which amount was repaid in full in fiscal 2020.
Stockholders Agreement
Upon consummation of the Business Combination, we entered into the Stockholders Agreement with certain entities affiliated with Silver Lake, Riverwood Capital, Level Equity Management and Eric Breon. Pursuant to the Stockholders Agreement, the Board appointed at the Closing was to be comprised of ten members, divided into three classes, comprised of two directors designated by the Silver Lake Stockholder, one director designated by the Riverwood Stockholder, one director designated by the Level Equity Stockholder, one director designated by the TPG Stockholder, one director designated by the EB Stockholder,

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one director, Matthew Roberts, the chief executive officer of Vacasa Holdings, and three independent directors, one of which met additional diversity standards. The Silver Lake Stockholder will continue to have the right to designate two directors as long as it and its affiliates beneficially own at least 40% of the economic shares of Vacasa, Inc., and certain limited liability company interests in Vacasa Holdings (collectively, the “Shares”) owned by the Silver Lake Stockholder immediately following the Closing, calculated in accordance with the terms of the Stockholders Agreement (the “Initial Silver Lake Ownership”). The Silver Lake Stockholder’s designation rights will be reduced to one director when the Silver Lake Stockholder and its affiliates beneficially own between 20% and 40% of the Initial Silver Lake Ownership. The Riverwood Stockholder will continue to have the right to designate one director as long as it, and its affiliates, beneficially own at least 20% of the Shares owned by the Riverwood Stockholder immediately following the Closing, calculated in accordance with the terms of the Stockholders Agreement. The Level Equity Stockholder will continue to have the right to designate one director as long as it, and its affiliates, beneficially own at least 20% of the Shares owned by the Level Equity Stockholder immediately following the Closing, calculated in accordance with the terms of the Stockholders Agreement. The TPG Stockholder shall only need its designation right until the first annual meeting of the stockholders at which directors are to be elected. The EB Stockholder will continue to have the right to designate one director as long as (i) it and its affiliates beneficially own at least 20% of the Shares owned by the EB Stockholder immediately following the Closing, calculated in accordance with the terms of the Stockholders Agreement, and (ii) none of such beneficially owned shares are foreclosed upon by any lender. The Stockholders Agreement automatically terminates 18 months after the Closing.
In addition, the Stockholders Agreement provides for certain coordination of sales and distributions for a period of 18 months following the Closing.
Registration Rights Agreement
Upon consummation of the Business Combination, we entered into the Registration Rights Agreement with Sponsor, TPG Pace and certain existing equity holders of Vacasa Holdings (the “Vacasa Holders” and, together with Vacasa, Inc., Sponsor, TPG Pace, the “RRA Parties”). Under the Registration Rights Agreement, we will use commercially reasonable efforts to submit to or file with the SEC within thirty (30) days after the Closing Date a registration statement permitting the offer and resale of our Class A Common Stock held by each RRA Party immediately following the Closing as of the date of the Registration Rights Agreement and that they may acquire thereafter, including upon the exercise, conversion, exchange or redemption of any other security therefor which security is held by such RRA Party immediately following the closing of the Business Combination (the “Registrable Securities”) and will use commercially reasonable efforts to cause such registration statement to be declared effective by the SEC upon, or as soon as reasonably practicable following the filing thereof. Shares of our Class G Common Stock that are convertible into shares of our Class A Common Stock upon certain triggering events will not constitute Registrable Securities unless and until such shares have converted into shares of our Class A Common Stock. Vacasa, Inc. will also provide certain RRA Parties with certain customary demand registration rights, subject to the lock-up restrictions set forth in the Registration Rights Agreement. Under the Registration Rights Agreement, the RRA Parties will also have “piggyback” registration rights that allow them to include their Registrable Securities in certain registrations initiated by us. Subject to customary exceptions, RRA Parties will also have the right to request one or more underwritten offerings of Registrable Securities if the total offering price of the shares to be sold in such offering (before deduction of underwriting discounts) is reasonably expected to exceed, in the aggregate, $75,000,000. If the sale of registered securities under a registration statement would require disclosure of certain material information not otherwise required to be disclosed, we may postpone the effectiveness of the applicable registration statement or require the suspension of sales thereunder.
Tax Receivable Agreement
Upon the consummation of the Business Combination, TPG Pace merged with and into Vacasa, Inc. with Vacasa, Inc. surviving the merger. Thereafter, through a series of separate merger transactions, the Blockers merged with and into Vacasa, Inc., with Vacasa, Inc. ultimately surviving such merger transactions, and as a result, Vacasa, Inc. owns the interests in OpCo previously owned by the Blockers and acquired tax attributes of the Blockers. The OpCo Unitholders (other than Vacasa, Inc.) may cause their OpCo Units

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to be redeemed for shares of our Class A Common Stock or cash, as applicable, pursuant to the OpCo Redemption Right following the Business Combination. In addition, we may acquire OpCo Units for Class A Common Stock or cash from certain OpCo Unitholders in connection with the Business Combination. OpCo intends to make for itself (and for each of its direct or indirect subsidiaries it controls that is treated as a partnership for U.S. federal income tax purposes) an election under Section 754 of the Code that will be effective for the taxable year of the Business Combination and each taxable year in which a redemption of OpCo Units pursuant to the OpCo Redemption Right occurs. Pursuant to the Section 754 election, the acquisition (or deemed acquisition for U.S. federal income tax purposes) of OpCo Units by us in connection with the Business Combination or pursuant to the OpCo Redemption Right is expected to result in adjustments to the tax basis of the tangible and intangible assets of OpCo and its subsidiaries, and these adjustments will be allocated solely to us. Such adjustments to the tax basis of the tangible and intangible assets of OpCo and its subsidiaries would not have been available to us absent our acquisition or deemed acquisition of OpCo Units pursuant to the Business Combination or the exercise of the OpCo Redemption Right. The anticipated basis adjustments that are allocable to us are expected to increase (for U.S. federal income tax purposes) our depreciation and amortization deductions and may also decrease our gains (or increase our losses) on future dispositions of certain assets to the extent the increase in tax basis is allocated to those assets. Such increased deductions and losses and reduced gains and the tax attributes acquired from the Blockers may reduce the amount of tax that we would otherwise be required to pay in the future.
Concurrently with the Closing of the Business Combination, we entered into a Tax Receivable Agreement (the “Tax Receivable Agreement”) with the TRA Holders. The Tax Receivable Agreement generally provides for the payment by us to the TRA Holders of 85% of the net cash savings, if any, in U.S. federal, state and local income tax that we actually realize (or are considered to have realized applying certain assumptions set forth in the Tax Receivable Agreement) in periods after the Business Combination as a result of: (i) existing tax basis of the assets of Vacasa Holdings prior to the Business Combination; (ii) certain increases in tax basis that occur as a result of (A) the Business Combination or (B) exercises of the redemption right set forth in the OpCo LLC Agreement; (iii) additional basis arising from any payments under the Tax Receivable Agreement; (iv) certain tax attributes of the Blockers acquired in the Business Combination, and (v) tax benefits related to imputed interest deemed to be paid by us as a result of any payments that it makes under the Tax Receivable Agreement. The rights of the TRA Holders (including the right to receive payments) under the Tax Receivable Agreement are generally transferable by the TRA Holders as long as the transferee of such rights has executed and delivered, or, in connection with such transfer, executes and delivers, a joinder to the Tax Receivable Agreement.
The payment obligations under the Tax Receivable Agreement are our obligations and not obligations of OpCo, and we expect that the payments it will be required to make under the Tax Receivable Agreement will be substantial. Estimating the amount and timing of our realization of tax benefits subject to the Tax Receivable Agreement is by its nature imprecise. The actual increases in tax basis covered by the Tax Receivable Agreement, the amount and timing of our ability to use any tax attributes covered by the Tax Receivable Agreement are dependent upon significant future events, including but not limited to the timing of the redemptions of OpCo Units, the price of our Class A Common Stock at the time of each redemption, the extent to which such redemptions are taxable transactions, the amount of tax basis associated with the OpCo Units of the redeeming holder at the time of the relevant redemption, the depreciation and amortization periods that apply to the tax basis covered by the Tax Receivable Agreement, the amount, character, and timing of taxable income we generate in the future, the timing and amount of any earlier payments that we may have made under the Tax Receivable Agreement, the U.S. federal income tax rate then applicable to us, and the portion of our payments under the Tax Receivable Agreement that constitute imputed interest or give rise to depreciable or amortizable tax basis. Accordingly, estimating the amount and timing of payments that may become due under the Tax Receivable Agreement is also by its nature imprecise. For purposes of the Tax Receivable Agreement, net cash savings in tax generally will be calculated by comparing our actual tax liability (determined using certain assumptions set forth in the Tax Receivable Agreement) to the amount we would have been required to pay had we not been able to utilize any of the tax benefits subject to the Tax Receivable Agreement.
A delay in the timing of redemptions of OpCo Units, holding other assumptions constant, would be expected to decrease the discounted value of the amounts payable under the Tax Receivable Agreement as

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the benefit of the depreciation and amortization deductions would be delayed and the estimated increase in tax basis could be reduced as a result of allocations of OpCo’s taxable income to the redeeming OpCo Unitholder prior to the redemption. Stock price increases or decreases at the time of each redemption of OpCo Units would be expected to result in a corresponding increase or decrease in the undiscounted amounts payable under the Tax Receivable Agreement in an amount equal to 85% of the tax-effected change in price. Increases in the applicable corporate income tax rate and estimated applicable state and local income tax rates would be expected to result in a corresponding increase in the undiscounted amounts payable under the Tax Receivable Agreement as a result of the corresponding increase in the expected net cash savings.
The amounts payable under the Tax Receivable Agreement are dependent upon us having sufficient future taxable income to utilize the tax benefits on which it is required to make payments under the Tax Receivable Agreement. If our projected taxable income is significantly reduced, the expected payments would be reduced to the extent such tax benefits do not result in a reduction of our future income tax liabilities.
There may be a negative impact on our liquidity if, as a result of timing discrepancies, acceleration upon a change of control (as defined in the Tax Receivable Agreement) or early termination, or otherwise, the payments under the Tax Receivable Agreement exceed the actual benefits we realize in respect of the tax attributes subject to the Tax Receivable Agreement and/or (ii) distributions to us by OpCo are not sufficient to permit us to make payments under the Tax Receivable Agreement after it has paid its taxes and other obligations. In these situations, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, or other forms of business combinations or changes of control that could be in the best interests of holders of Class A Common Stock or reducing the consideration paid in any such transaction to holders of Class A Common Stock. There can be no assurance that we will be able to meet our obligations under the Tax Receivable Agreement. The payments under the Tax Receivable Agreement will not be conditioned upon a holder of rights under the Tax Receivable Agreement having a continued ownership interest in either OpCo or Vacasa, Inc.
In addition, although we are not aware of any issue that would cause the IRS or other relevant tax authorities to challenge potential tax basis increases or other tax benefits covered under the Tax Receivable Agreement, the applicable TRA Holders will not reimburse Vacasa, Inc. for any payments previously made under the Tax Receivable Agreement if such basis increases or other benefits are subsequently disallowed. As a result, in such circumstances, we could make payments that are greater than our actual cash tax savings, if any, and may not be able to recoup those payments, which could adversely affect our liquidity.
Payments generally will be made under the Tax Receivable Agreement as we realize tax savings in periods after consummation of the Business Combination from the tax benefits covered by the Tax Receivable Agreement (determined in accordance with the principles set forth in the Tax Receivable Agreement). However, if the Tax Receivable Agreement terminates early (at our election or due to other circumstances, including our breach of a material obligation thereunder or certain changes of control), we would be required to make an immediate payment to each TRA Holder equal to the present value of the anticipated future payments to be made by it under the Tax Receivable Agreement (based upon certain valuation assumptions and deemed events set forth in the Tax Receivable Agreement (described below)) and determined by (A) applying a discount rate equal to the lesser of (i) 6.5% and (ii) LIBOR (or a replacement rate, if applicable) plus 150 basis points, (B) increased by any future payments agreed to by us and the Representative (as defined in the Tax Receivable Agreement) that is due and payable with respect to such TRA Holder, (C) increased by any future payments due and payable with respect to such TRA Holder for a taxable year ending prior to the early termination date, and (D) (without duplication) any interest accruing on the amounts in clause (A) through (C).
With respect to an early termination payment, the calculation of anticipated future payments will be based upon certain assumptions and deemed events set forth in the Tax Receivable Agreement, including that (i) we have sufficient income to fully utilize the tax attributes covered by the Tax Receivable Agreement, (ii) the applicable tax rates will be those specified by law as in effect as of the termination date, (iii) non-amortizable assets that have not previously been disposed of will be disposed of in a fully taxable transaction on the fifth anniversary of the early termination (as set forth in the Tax Receivable Agreement), and (iv) any OpCo Units (other than those held by us) outstanding on the termination date are deemed to be

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redeemed on the termination date. Any early termination payment may be made significantly in advance of, and may materially exceed, the actual realization, if any, of the future tax benefits to which the early termination payment relates.
The Tax Receivable Agreement provides that in the event that we breach any of our material obligations thereunder (whether as a result of failure to make any payment within three months of the date when due, as a result of the failure to honor any other material obligation required under the Tax Receivable Agreement or by operation of law as a result of the rejection of the Tax Receivable Agreement in a case commenced under the U.S. Bankruptcy Code or otherwise and we fail to cure such breach within twenty (20) Business Days of being notified of such breach) all of our obligations under the Tax Receivable Agreement with respect to the TRA Holders shall be accelerated.
Payments generally are due under the Tax Receivable Agreement within five business days following the finalization of the schedule with respect to which the payment obligation is calculated. However, interest on such payments will generally begin to accrue from the due date (without extensions) of our U.S. federal income tax return for the period to which such payments relate until such payment due date at a rate equal to LIBOR (or a replacement rate, if applicable) plus 100 basis points. Other than in connection with accelerated payments, in the event that we fail to make a payment when due under the Tax Receivable Agreement, such failure is not considered to be a breach of a material obligation under the Tax Receivable Agreement if we fail to make such payment when due to the extent that we have insufficient funds to make such payment, provided that we have used commercially reasonable efforts to obtain such funds. In such case, interest will accrue from the due date for such payment until the payment date at a rate of LIBOR (or a replacement rate, if applicable) plus 500 basis points. However, interest will accrue from the due date for such payment until the payment date at a rate of LIBOR (or a replacement rate, if applicable) plus 100 basis points if we are unable to make such payment as a result of limitations imposed by certain senior obligations. We have no present intention to defer payments under the Tax Receivable Agreement.
The Tax Receivable Agreement generally may be amended if approved in writing by us and the TRA Holders who would be entitled to receive at least 50% of the total amount of the early termination payments payable to all TRA Holders under the Tax Receivable Agreement (assuming all equity interests in OpCo that have redemption rights are redeemed and exchanged for shares of our Class A Common Stock at the time and using the valuation assumptions described above). To the extent an amendment would disproportionately affect payments made to certain holders of rights under the Tax Receivable Agreement, such amendment would require the written consent such TRA Holders who would be entitled to receive at least 50% of the total amount of the early termination payments payable to all TRA Holders disproportionately affected (assuming all equity interests in OpCo that have redemption rights are redeemed and exchanged for shares of our Class A Common Stock at the time and using the valuation assumptions described above). Additionally, no provision under the Tax Receivable Agreement may be amended in such a manner that would disproportionately affect any TRA Holder without the consent of the Representative (as defined in the Tax Receivable Agreement), and no provision of the Tax Receivable Agreement may be amended in a manner that would disproportionately affect any Exchange TRA Party (as defined in the Tax Receivable Agreement) or Reorganization TRA Party (as defined in the Tax Receivable Agreement) as compared to other Exchange TRA Parties or Reorganization TRA Parties, respectively, without the consent of such affected party, as applicable.
Because we are a holding company with no operations of our own, our ability to make payments under the Tax Receivable Agreement is dependent on the ability of OpCo to make distributions to us in an amount sufficient to cover our obligations under the Tax Receivable Agreement. This ability, in turn, may depend on the ability of OpCo’s subsidiaries to make distributions to us. The ability of OpCo, its subsidiaries and other entities in which it directly or indirectly holds an equity interest to make such distributions will be subject to, among other things, the applicable provisions of Delaware law (or other applicable jurisdiction) that may limit the amount of funds available for distribution and restrictions in relevant credit agreements or debt instruments issued by OpCo or its subsidiaries and/other entities in which it directly or indirectly holds an equity interest. To the extent that we are unable to make payments under the Tax Receivable Agreement for any reason, such payments will accrue interest until paid (as described above).

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Forward Purchase Agreements
Concurrently with the execution of the Business Combination Agreement, TPG Pace and Vacasa, Inc. entered into Amended and Restated Forward Purchase Agreements pursuant to which, among other things, Vacasa, Inc. agreed to issue to (i) certain third parties an aggregate of 10,273,688 shares of Class A Common Stock at a price of $9.50 per share, for gross proceeds of approximately $97,600,000, and (ii) TPG Holdings, an affiliate of TPG Global, an aggregate of 2,490,000 shares of Class A Common Stock at a price of $10.00 per share, for an aggregate amount of approximately $24,900,000. In connection with the closing of the Business Combination in accordance with the terms of the Amended and Restated Forward Purchase Agreement, TPG Global assigned an aggregate of           shares of its Class A common stock to certain third parties. The transactions contemplated by the Forward Purchase Agreements closed substantially concurrently with the closing of the Business Combination.
Policies and Procedures for Related Person Transactions
We have adopted a formal written policy that provides that the audit committee of our Board will approve or ratify related person transactions required to be disclosed pursuant to Item 404(a) or, if applicable Item 404(d) of Regulation S-K. Item 404 of Regulation S-K requires disclosure, subject to certain exceptions, of transactions in which Vacasa, Inc. was or is to be a participant and the amount involved exceeds $120,000 (or such other amount as may be applicable under Item 404(d) of Regulation S-K) and in which any “related person” as defined under Item 404(a) of Regulation S-K had or will have a direct or indirect material interest. Directors interested in a related person transaction will recuse themselves from any vote on a related person transaction in which they have an interest and that no director may participate in the approval of a related person transaction for which he or she is a “related person.”

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PLAN OF DISTRIBUTION
The Selling Shareholders, which, as used herein, include donees, pledgees, transferees, distributees or other successors-in-interest selling shares of our Class A Common Stock or interests in our Class A Common Stock received after the date of this prospectus from the Selling Shareholders as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer, distribute or otherwise dispose of certain of their shares of Class A Common Stock or interests in our Class A Common Stock on any stock exchange, market or trading facility on which shares of our Class A Common Stock, as applicable, are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.
The Selling Shareholders may use any one or more of the following methods when disposing of their shares of Class A Common Stock or interests therein:
•
ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•
one or more underwritten offerings;

•
block trades in which the broker-dealer will attempt to sell the shares of Class A Common Stock as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•
purchases by a broker-dealer as principal and resale by the broker-dealer for its accounts;

•
an exchange distribution in accordance with the rules of the applicable exchange;

•
privately negotiated transactions;

•
distributions to their members, partners or shareholders;

•
short sales effected after the date of the registration statement of which this prospectus is a part is declared effective by the SEC;

•
through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•
in market transactions, including transactions on a national securities exchange or quotations service or over-the-counter market;

•
directly to one or more purchasers;

•
through agents;

•
broker-dealers may agree with the Selling Shareholders to sell a specified number of such shares of Class A Common Stock at a stipulated price per share or warrant; and

•
a combination of any such methods of sale.

The Selling Shareholders may, from time to time, pledge or grant a security interest in some shares of our Class A Common Stock owned by them and, if a Selling Shareholder defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell such shares of Class A Common Stock, as applicable, from time to time, under this prospectus, or under an amendment or supplement to this prospectus amending the list of the Selling Shareholders to include the pledgee, transferee or other successors in interest as the Selling Shareholders under this prospectus. The Selling Shareholders also may transfer shares of our Class A Common Stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.
In connection with the sale of shares of our Class A Common Stock or interests therein, the Selling Shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of our Class A Common Stock in the course of hedging the positions they assume. The Selling Shareholders may also sell shares of our Class A Common Stock short and deliver these securities to close out their short positions, or loan or pledge shares of our Class A Common Stock to broker-dealers that in turn may sell these securities. The Selling Shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative

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securities that require the delivery to such broker-dealer or other financial institution of shares of our Class A Common Stock offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).
The aggregate proceeds to the Selling Shareholders from the sale of shares of our Class A Common offered by them will be the purchase price of such shares of our Class A Common Stock less discounts or commissions, if any. The Selling Shareholders reserve the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of share of our Class A Common Stock to be made directly or through agents. We will not receive any of the proceeds from any offering by the Selling Shareholders.
The Selling Shareholders also may in the future resell a portion of our Class A Common Stock in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule, or pursuant to other available exemptions from the registration requirements of the Securities Act.
The Selling Shareholders and any underwriters, broker-dealers or agents that participate in the sale of shares of our Class A Common Stock or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of shares of our Class A Common Stock may be underwriting discounts and commissions under the Securities Act. If any Selling Shareholder is an “underwriter” within the meaning of Section 2(11) of the Securities Act, then the Selling Shareholder will be subject to the prospectus delivery requirements of the Securities Act. Underwriters and their controlling persons, dealers and agents may be entitled, under agreements entered into with us and the Selling Shareholders, to indemnification against and contribution toward specific civil liabilities, including liabilities under the Securities Act.
To the extent required, our Class A Common Stock to be sold, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable discounts, commissions, concessions or other compensation with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.
To facilitate the offering of shares of our Class A Common Stock offered by the Selling Shareholders, certain persons participating in the offering may engage in transactions that stabilize, maintain or otherwise affect the price of our Class A Common Stock. This may include over-allotments or short sales, which involve the sale by persons participating in the offering of more shares of Class A Common Stock than were sold to them. In these circumstances, these persons would cover such over-allotments or short positions by making purchases in the open market or by exercising their over-allotment option, if any. In addition, these persons may stabilize or maintain the price of our Class A Common Stock by bidding for or purchasing shares of Class A Common Stock in the open market or by imposing penalty bids, whereby selling concessions allowed to dealers participating in the offering may be reclaimed if shares of Class A Common Stock sold by them are repurchased in connection with stabilization transactions. The effect of these transactions may be to stabilize or maintain the market price of our Class A Common Stock at a level above that which might otherwise prevail in the open market. These transactions may be discontinued at any time.
Under the Registration Rights Agreement, we have agreed to indemnify the Selling Shareholders party thereto against certain liabilities that they may incur in connection with the sale of the securities registered hereunder, including liabilities under the Securities Act, and to contribute to payments that the Selling Shareholders may be required to make with respect thereto. In addition, we and the Selling Shareholders may agree to indemnify any underwriter, broker-dealer or agent against certain liabilities related to the selling of the securities, including liabilities arising under the Securities Act.
We have agreed to maintain the effectiveness of this registration statement until all such securities have been sold under this registration statement or Rule 144 under the Securities Act or are no longer outstanding. We have agreed to pay all expenses in connection with this offering, other than underwriting fees, discounts, selling commissions, stock transfer taxes and certain legal expenses. The Selling Shareholders will pay, on a pro rata basis, any underwriting fees, discounts, selling commissions, stock transfer taxes and certain legal expenses relating to the offering.

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Selling Shareholders may use this prospectus in connection with resales of shares of our Class A Common Stock. This prospectus and any accompanying prospectus supplement will identify the Selling Shareholders, the terms of our Class A Common Stock and any material relationships between us and the Selling Shareholders. Selling Shareholders may be deemed to be underwriters under the Securities Act in connection with shares of our Class A Common Stock they resell and any profits on the sales may be deemed to be underwriting discounts and commissions under the Securities Act. Unless otherwise set forth in a prospectus supplement, the Selling Shareholders will receive all the net proceeds from the resale of shares of our Class A Common Stock.
A Selling Shareholder that is an entity may elect to make an in-kind distribution of Class A Common Stock to its members, partners or shareholders pursuant to the registration statement of which this prospectus is a part by delivering a prospectus. To the extent that such members, partners or shareholders are not affiliates of ours, such members, partners or shareholders would thereby receive freely tradable shares of Class A Common Stock pursuant to the distribution through a registration statement.
We are required to pay all fees and expenses incident to the registration of shares of our Class A Common Stock to be offered and sold pursuant to this prospectus, which we expect to be approximately $      .

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LEGAL MATTERS
Latham & Watkins LLP has passed upon the validity of the Class A Common Stock offered by this prospectus and certain other legal matters related to this prospectus.
EXPERTS
The balance sheet of Vacasa, Inc. as of July 1, 2021, and the consolidated financial statements of Vacasa Holdings LLC as of December 31, 2020 and 2019, and for each of the years in the two-year period ended December 31, 2020, have been included herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in auditing and accounting.
The consolidated financial statements of TurnKey Vacation Rentals, Inc. as and for the year ended December 31, 2020 included in this prospectus, have been audited by Maxwell Locke & Ritter LLP, independent auditors, as set forth in their report appearing elsewhere herein. The consolidated financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in auditing and accounting.
The financial statements of TPG Pace Solutions Corp. as of January 8, 2021 and for the period from January 4, 2021 (inception) through January 8, 2021 have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of Class A Common Stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and the shares of Class A Common Stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed thereto. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. We file periodic reports, proxy statements, and other information with the SEC pursuant to the Exchange Act. The SEC maintains an Internet website that contains reports, proxy statements and other information about registrants, like us, that file electronically with the SEC. The address of that site is www.sec.gov.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
INDEX TO FINANCIAL STATEMENTS
Page
Vacasa, Inc.
Audited Balance Sheet as of July 1, 2021
Report of Independent Registered Public Accounting Firm	F-3
Balance Sheet as of July 1, 2021	F-4
Notes to the Balance Sheet	F-5
Unaudited Balance Sheets as of September 30, 2021 and July 1, 2021
Balance Sheets as of September 30, 2021 and July 1, 2021	F-6
Notes to the Balance Sheets	F-7
Vacasa Holdings LLC
Audited Consolidated Financial Statements as of and for the Years Ended December 31, 2020 and 2019
Report of Independent Registered Public Accounting Firm	F-11
Consolidated Balance Sheets as of December 31, 2020 and 2019	F-12
Consolidated Statements of Operations and Comprehensive Loss for the Years Ended December 31, 2020 and 2019	F-13
Consolidated Statements of Cash Flows for the Years Ended December 31, 2020 and 2019	F-14
Consolidated Statements of Changes in Redeemable Convertible Preferred Units and Members’ Deficit for the Years Ended December 31, 2020 and 2019	F-15
Index to Notes to Consolidated Financial Statements	F-16
Notes to Consolidated Financial Statements	F-17
Unaudited Consolidated Financial Statements as of and for the Three and Nine Months Ended September 30, 2021 and 2020
Unaudited Consolidated Balance Sheets as of the Nine Months Ended September 30, 2021 and December 31, 2020	F-49
Unaudited Consolidated Statements of Operations and Comprehensive Loss for the Three and Nine Months Ended September 30, 2021 and 2020	F-50
Unaudited Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2021 and 2020	F-51
Unaudited Consolidated Statements of Changes in Redeemable Convertible Preferred Units and Members’ Deficit for the Three and Nine Months Ended September 30, 2021 and 2020	F-52
Index to Notes to Consolidated Financial Statements	F-54
Notes to Consolidated Financial Statements	F-55
TurnKey Vacation Rentals, Inc.
Audited Financial Statements as of and for the Year Ended December 31, 2020
Report of Independent Auditor	F-91
Balance Sheet as of December 31, 2020	F-92
Statement of Operations for the Year Ended December 31, 2020	F-93
Statement of Changes in Redeemable Convertible Preferred Stock and Stockholders’ Deficit for the Year Ended December 31, 2020	F-94
Statement of Cash Flows for the Year Ended December 31, 2020	F-95
Notes to Financial Statements	F-96

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
Page
Unaudited Financial Statements as of March 31, 2021 and for the Period From January 1, 2021 to March 31, 2021
Balance Sheets as of March 31, 2021 and December 31, 2020	F-107
Statement of Operations for the Period from January 1, 2021 to March 31, 2021	F-108
Statement of Changes in Redeemable Convertible Preferred Stock and Stockholders’ Deficit for the Period from January 1, 2021 to March 31, 2021	F-109
Statement of Cash Flows for the Period from January 1, 2021 to March 31, 2021	F-110
Notes to Financial Statements	F-111
TPG Pace Solutions Corp.
Audited Financial Statements as of January 8, 2021 and for the Period from January 4, 2021 to January 8, 2021
Report of Independent Registered Public Accounting Firm	F-120
Balance Sheet as of January 8, 2021	F-121
Statement of Operations for the Period from January 4, 2021 to January 8, 2021	F-122
Statement of Changes in Shareholder’s Equity for the Period from January 4, 2021 to January 8, 2021	F-123
Statement of Cash Flows for the Period from January 4, 2021 to January 8, 2021	F-124
Notes to the Financial Statements	F-125
Unaudited Financial Statements as of September 30, 2021 and for the Period from January 4, 2021 to September 30, 2021
Condensed Balance Sheet as of September 30, 2021	F-133
Condensed Statement of Operations for the Three Months Ended September 30, 2021 and for the Period from January 4, 2021 (inception) to September 30, 2021	F-134
Condensed Statement of Changes in Shareholder’s Deficit for the Period from January 4, 2021 to September 30, 2021	F-135
Condensed Statement of Cash Flows for the Period from January 4, 2021 to September 30, 2021	F-136
Notes to Condensed Financial Statements	F-137

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
Report of Independent Registered Public Accounting Firm
To the Stockholders and Board of Directors
Vacasa, Inc.:
Opinion on the Financial Statements
We have audited the accompanying balance sheet of Vacasa, Inc. (the Company) as of July 1, 2021 and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of July 1, 2021 in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB)and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.
/s/ KPMG LLP
We have served as the Company’s auditor since 2021.
Boise, Idaho
August 11, 2021

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
Vacasa, Inc.
(a wholly owned subsidiary of Vacasa Holdings LLC)
Balance Sheet
July 1, 2021
ASSETS
Total assets	$—
LIABILITIES
Total liabilities	$—
STOCKHOLDER’S EQUITY
Common Stock, par value $0.00001 per share, 1000 shares authorized, issued and outstanding	—
Total stockholder’s equity	$—
Total liabilities and stockholder’s equity	$—
The accompanying notes are an integral part of this balance sheet.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
Vacasa, Inc.
Notes to the Balance Sheet
Note 1 — Organization
Vacasa, Inc. (the “Company”) was formed as a Delaware corporation on July 1, 2021. The Company is a wholly owned subsidiary of Vacasa Holdings LLC (“Parent”). The Company was formed for purpose of completing the transactions contemplated by the definitive business combination agreement, dated July 28, 2021 (the “Transaction Agreement”), by and among TPG Pace Solutions Corporation, Vacasa Holdings LLC, the Company and the other parties thereto. Following the consummation of the transactions contemplated by the Transaction Agreement, the Company will be the sole managing member of Vacasa Holdings LLC and will operate and control all of the business and affairs of Vacasa Holdings LLC and, through Vacasa Holdings LLC and its subsidiaries, continue to conduct the business now conducted by these subsidiaries. However, the consummation of the transactions contemplated by the Transaction Agreement is subject to numerous conditions, and there can be no assurances that such conditions will be satisfied.
The Company has not commenced operations, nor has the Company entered into any contracts.
Note 2 — Summary of Significant Accounting Policies
Basis of Presentation — The balance sheet has been prepared in accordance with accounting principles generally accepted in the United States of America. Separate statements of operations, changes in stockholder’s equity and cash flows have not been presented in the financial statements because there have been no activities since incorporation.
Use of Estimates — The preparation of financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet. Actual results could differ from those estimates.
Note 3 — Stockholders’ Equity
The Company is authorized to issue 1,000 shares of common stock, par value $0.00001 per share (“Common Stock”). Under the Company’s certificate of incorporation all shares of common stock are identical. All the outstanding shares of the Company’s common stock are currently owned by Vacasa Holdings LLC.
Note 4 — Subsequent Events
The Company has evaluated all subsequent events through August 11, 2021, which represents the date of issuance of this balance sheet. The Company did not note any subsequent events requiring disclosure or adjustments to the balance sheet.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
Vacasa, Inc.
(a wholly owned subsidiary of Vacasa Holdings LLC)
Balance Sheets
(unaudited)
	As of September 30, 2021	As of July 1, 2021
Assets
Total assets	$—	$—
Liabilities
Total liabilities	$—	$—
Stockholder’s Equity
Common Stock, par value $0.00001 per share, 1,000 shares authorized, issued and outstanding	—	—
Total stockholder’s equity	—	—
Total liabilities and stockholder’s equity	$—	$—
The accompanying notes are an integral part of these Balance Sheets.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
Vacasa, Inc.
Notes to the Balance Sheets (unaudited)
Note 1 — Organization
Vacasa, Inc. (the “Company”) was formed as a Delaware corporation on July 1, 2021. The Company is a wholly owned subsidiary of Vacasa Holdings LLC (“Parent”). The Company was formed for purpose of completing the transactions contemplated by the definitive business combination agreement, dated July 28, 2021 (the “Transaction Agreement”), by and among TPG Pace Solutions Corporation, Vacasa Holdings LLC, the Company and the other parties thereto. Following the consummation of the transactions contemplated by the Transaction Agreement, the Company will be the sole managing member of Vacasa Holdings LLC and will operate and control all of the business and affairs of Vacasa Holdings LLC and, through Vacasa Holdings LLC and its subsidiaries, continue to conduct the business now conducted by Vacasa Holdings LLC and its subsidiaries. However, the consummation of the transactions contemplated by the Transaction Agreement is subject to numerous conditions, and there can be no assurances that such conditions will be satisfied.
The Company has not commenced operations, nor has the Company entered into any contracts.
Note 2 — Summary of Significant Accounting Policies
Basis of Presentation — The balance sheets have been prepared in accordance with accounting principles generally accepted in the United States of America. Separate statements of operations, changes in stockholder’s equity and cash flows have not been presented in the financial statements because there have been no activities since incorporation.
Use of Estimates — The preparation of financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet. Actual results could differ from those estimates.
Note 3 — Stockholders’ Equity
The Company is authorized to issue 1,000 shares of common stock, par value $0.00001 per share (“Common Stock”). Under the Company’s certificate of incorporation all shares of common stock are identical. All the outstanding shares of the Company’s common stock are currently owned by Vacasa Holdings LLC.
Note 4 — Subsequent Events
Business Combination Agreement
On July 28, 2021, the Company’s parent, Vacasa Holdings LLC (“Vacasa Holdings”) and the Company, along with certain of Vacasa Holdings’ investors including Turnkey Vacations, Inc. (“TK Newco”), and certain other equity holders of Vacasa Holdings (together with TK Newco, the “Blockers”), and certain other parties entered into a Business Combination Agreement (“Business Combination Agreement” and the transactions contemplated thereby, the “Business Combination”) with TPG Pace Solutions Corporation (“TPG Pace”), pursuant to which, amount other things, and subject to the conditions therein:
•
the D-1 Convertible Notes of Vacasa Holdings will convert into series D-1 preferred units of Vacasa Holdings and outstanding warrants to purchase common unit equity interests in Vacasa Holdings will be exercised in accordance with their terms;

•
a restructuring will be completed such that, after giving effect to that restructuring, the Blockers will directly hold equity interests in Vacasa Holdings;

•
Vacasa Holdings will recapitalize its outstanding equity interests into new common units (subject to substantially the same terms and conditions, including applicable vesting requirements) and certain other rights to acquire equity interests (“Vacasa Holdings’ Recapitalization”);

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
•
one (1) business day prior to the closing date of the transactions contemplated by the Business Combination Agreement (the “Closing”), TPG Pace will merge (the “Domestication Merger” and the proposal to approve the Domestication Merger, the “Domestication Merger Proposal”) with and into Vacasa, Inc., with Vacasa, Inc. surviving the Domestication Merger;

•
at the effective time of the Domestication Merger (the “Domestication Merger Effective Time”), (a) each then issued and outstanding Class A ordinary share of TPG Pace will convert automatically, on a one-for-one basis, into a share of Vacasa Inc. Class A Common Stock; (b) each then issued and outstanding Class F ordinary share of TPG Pace will convert automatically, on a one-for-one basis, into a share of class F common stock of Vacasa Inc. (“Vacasa Class F Common Stock”, which thereafter will convert into shares of Vacasa, Inc. Class A Common Stock in accordance with the Vacasa, Inc. Certificate of Incorporation); (c) each then issued and outstanding Class G ordinary share of TPG Pace will convert automatically, on a one-for-one basis, into a share of class G common stock of Vacasa, Inc. (“Vacasa Class G Common Stock”); and (d) the common stock of Vacasa, Inc. held by Vacasa Holdings will be cancelled;

•
investors party to Subscription Agreements will purchase, and Vacasa, Inc. will issue and sell to the investors, the number of shares of Vacasa, Inc. Class A Common Stock pursuant to and set forth in the Subscription Agreements against payment of the amount set forth in the Subscription Agreements;

•
the investors party to the Forward Purchase Agreements will purchase, and Vacasa, Inc. will issue and sell to such investors, the number of shares of Vacasa, Inc. Class A Common Stock pursuant to and as set forth in the Forward Purchase Agreements against payment of the amount set forth in the Forward Purchase Agreements;

•
through a series of separate merger transactions, the Blockers will merge with and into Vacasa, Inc., with Vacasa, Inc. ultimately surviving such merger transactions and owning the assets previously owned by the Blockers (the “Blocker Mergers”);

•
immediately following the Blocker Mergers and in connection with the Closing, Vacasa, Inc. will contribute all of its assets (other than the interests in Vacasa Holdings it then holds and amounts necessary to fund any shareholder redemptions), which will consist of the amount of funds contained in TPG Pace’s trust account (the “Trust Account”) net of any deferred underwriting commissions and transaction expenses and amounts paid in respect of shareholder redemptions and including the net cash proceeds resulting from the share issuances contemplated by the Subscription Agreements and the Forward Purchase Agreements (collectively, “Available Cash”), less Vacasa Holdings’ Cash Consideration, if applicable, to Vacasa Holdings in exchange for a number of OpCo Units of Vacasa Holdings such that Vacasa, Inc. thereafter will hold a number of OpCo Units of Vacasa Holdings equal to the total number of shares of Vacasa, Inc. Class A Common Stock (after giving effect to the conversion of the Vacasa Class F Common Stock in accordance with the Vacasa, Inc. Certificate of Incorporation) and Vacasa Class G Common Stock issued and outstanding immediately after giving effect to the Business Combination.

•
on the date of the Closing, in connection with Vacasa Holdings’ Recapitalization, the Domestication Merger and Blocker Mergers, as applicable: (a) Vacasa, Inc. will sell a number of shares of Vacasa, Inc. Class B Common Stock to each holder of OpCo Units for an amount per share equal to the par value thereof, (b) each Vacasa Holdings unit appreciation right award that is outstanding immediately prior to the Effective Time, whether vested or unvested, will be converted into an award of stock appreciation rights (each, a “Vacasa SAR Award”) covering shares of Vacasa, Inc. Class A Common Stock, (c) each option to purchase TK Newco stock that is outstanding immediately prior to the Effective Time, whether vested or unvested, will be converted into an option to purchase shares of Vacasa, Inc. Class A Common Stock (each, a “Vacasa Option”), (d) each Existing VH Holder entitled to receive a portion of the Vacasa Holdings Cash Consideration, if applicable, (other than the owners of the Blockers) will sell OpCo Units to Vacasa, Inc. in exchange for its allocable portion of the Vacasa Holdings Cash Consideration, if applicable, (at a price of $10 per OpCo Unit) and certain rights described in the Tax Receivable Agreement with respect to such OpCo Units sold, and (e) by virtue of each Blocker Merger, the outstanding equity interests in the applicable Blocker will be converted into the right to receive shares of Vacasa Class A Common Stock or other equity interests,

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
a portion of the Vacasa Holdings Cash Consideration (if any), and certain rights as set forth in the Tax Receivable Agreement).
The aggregate consideration in connection with the Business Combination will be based on an equity value for Vacasa Holdings of $3,963,000,000. This aggregate consideration is expected to consist solely of shares of Vacasa, Inc. valued at $10.00 per share/unit (the “Equity Consideration”). The Business Combination is being accomplished through what is commonly referred to as an “Up-C” structure. The closing of the Business Combination is subject to conditions including approval of the stockholders of TPG Pace and minimum available cash conditions of TPG Pace, as defined in the Business Combination Agreement. On November 10, 2021, the registration statement on Form S-4 filed by Vacasa, Inc. in connection with the Business Combination was declared effective by the U.S. Securities and Exchange Commission, and TPG Pace scheduled a special meeting for November 30, 2021 to approve the Business Combination. The Business Combination is expected to close promptly after the special meeting.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
Vacasa Holdings LLC

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
Report of Independent Registered Public Accounting Firm
To the Members and Board of Managers
Vacasa Holdings LLC:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Vacasa Holdings LLC and subsidiaries (the Company) as of December 31, 2020 and 2019, the related consolidated statements of operations and comprehensive loss, cash flows, and changes in redeemable convertible preferred units and members’ deficit for each of the years in the two-year period ended December 31, 2020, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ KPMG LLP
We have served as the Company’s auditor since 2016.
Boise, Idaho
May 12, 2021

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
Vacasa Holdings LLC
Consolidated Balance Sheets
(in thousands, except unit data)
	As of December 31,
	2020	2019
Assets
Current assets:
Cash and cash equivalents	$218,484	$144,205
Restricted cash	72,528	65,284
Accounts receivable, net	10,161	19,486
Prepaid expenses and other current assets	10,191	13,409
Total current assets	311,364	242,384
Property and equipment, net	65,087	71,327
Intangibles, net	77,426	92,794
Goodwill	121,487	115,914
Other long-term assets	11,888	21,883
Total assets	$587,252	$544,302
Liabilities, Redeemable Convertible Preferred Units, and Members’ Deficit
Current liabilities:
Accounts payable	$15,648	$19,125
Funds payable to owners	92,707	107,657
Hospitality and sales taxes payable	20,721	16,339
Deferred revenue	49,992	58,862
Future stay credits	35,140	—
Accrued expenses and other current liabilities	44,022	39,319
Total current liabilities	258,230	241,302
Long-term debt, net of current portion	111,689	782
Other long-term liabilities	22,204	22,328
Total liabilities	$392,123	$264,412
Commitments and contingencies (Note 14)
Redeemable convertible preferred units; units authorized of 744,886,638 and 294,616,251 as of December 31, 2020 and 2019, respectively; units issued and outstanding of 267,688,054 and 264,310,388 as of December 31, 2020 and 2019, respectively; aggregate liquidation preference of $572,011 and $544,773 as of December 31, 2020 and 2019, respectively.	771,979	565,005
Members’ deficit:
Common units; no par value, 3,250,000,000 and 500,890,000 authorized as of December 31, 2020 and December 31, 2019, respectively, 176,824,152 common units issued and outstanding as of December 31, 2020 and 2019, respectively. Class A common units – 161,518,057 units authorized, no units issued and outstanding as of December 31, 2020 and 2019, respectively. Class B common units – 3,250,000,000 units authorized, no units issued and outstanding as of December 31, 2020 and 2019, respectively.	—	—
Additional paid-in capital	—	—
Accumulated deficit	(577,091)	(285,669)
Accumulated other comprehensive income (loss)	241	554
Total members’ deficit	(576,850)	(285,115)
Total liabilities, redeemable convertible preferred units and members’ deficit	$587,252	$544,302
The accompanying notes are an integral part of these Consolidated Financial Statements.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
Vacasa Holdings LLC
Consolidated Statements of Operations and Comprehensive Loss
(in thousands)
	Year ended December 31,
	2020	2019
Revenue	$491,760	$299,281
Operating costs and expenses:
Cost of revenue, exclusive of depreciation and amortization shown separately below	256,086	164,466
Operations and support	116,192	78,782
Technology and development	27,030	16,929
Sales and marketing	79,971	70,584
General and administrative	57,587	36,289
Depreciation	15,483	5,705
Amortization of intangible assets	18,817	7,984
Total operating costs and expenses	571,166	380,739
Loss from operations	(79,406)	(81,458)
Interest income	385	1,050
Interest expense	(7,907)	(1,186)
Other income (expense), net	(5,725)	(3,354)
Loss before income taxes	(92,653)	(84,948)
Income tax benefit	315	76
Net loss	$(92,338)	$(84,872)
Remeasurement of redeemable convertible preferred units	202,433	42,186
Net loss attributable to common units	$(294,771)	$(127,058)
Net loss per unit attributable to common units – basic and diluted	$(1.67)	$(0.73)
Weighted average units used to compute net loss per unit attributable to common units – basic and diluted	176,824	173,408
Net loss attributable to common units	$(294,771)	$(127,058)
Other comprehensive income (loss):
Foreign currency translation adjustments	$(313)	$939
Comprehensive loss	$(295,084)	$(126,119)
The accompanying notes are an integral part of these Consolidated Financial Statements.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
Vacasa Holdings LLC
Consolidated Statements of Cash Flows
(in thousands)
	Year ended December 31,
	2020	2019
Cash from operating activities:
Net loss	$(92,338)	$(84,872)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Bad debt expense	6,403	1,272
Depreciation	15,483	5,705
Amortization of intangible assets	18,817	7,984
Deferred income taxes	(556)	(77)
Other gains and losses	(36)	727
Fair value adjustment on warrant derivative liabilities	6,636	931
Loss on debt extinguishment	—	2,136
Non-cash interest expense	5,145	135
Equity-based compensation expense	3,349	69
Change in operating assets and liabilities:
Accounts receivable	2,295	(7,246)
Prepaid expenses and other assets	13,384	(10,836)
Accounts payable	(3,491)	(16,748)
Funds payable to owners	(17,250)	31,652
Hospitality and sales taxes payable	3,952	1,961
Deferred revenue and future stay credits	24,980	19,386
Accrued expenses and other liabilities	10,800	12,365
Net cash provided by (used in) operating activities	(2,427)	(35,456)
Cash from investing activities:
Purchases of property and equipment	(1,619)	(4,528)
Proceeds from sale of property and equipment	—	2,321
Cash paid for internally developed software	(7,856)	(16,940)
Cash paid for business combinations, net of cash acquired	(3,519)	(115,037)
Other investing activities	323	(225)
Net cash used in investing activities	(12,671)	(134,409)
Cash from financing activities:
Cash paid for business combinations	(9,461)	(9,131)
Proceeds from issuance of long-term debt	115,931	—
Payments on long term debt	(10,169)	(5,125)
Proceeds from issuance of preferred units, net of issuance costs	500	313,038
Other financing activities	(339)	—
Net cash provided by (used in) financing activities	96,462	298,782
Effect of exchange rate fluctuations on cash, cash equivalents, and restricted cash	159	12
Net increase in cash, cash equivalents and restricted cash	81,523	128,929
Cash, cash equivalents and restricted cash, beginning of period	209,489	80,560
Cash, cash equivalents and restricted cash, end of period	$291,012	$209,489
Supplemental disclosures of cash flow information:
Cash paid for income taxes, net of refunds	$188	$37
Cash paid for interest	$1,280	$1,141
Issuance of common units for consideration in a business combination	$—	$1,172
The accompanying notes are an integral part of these Consolidated Financial Statements.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
Vacasa Holdings LLC
Consolidated Statements of Changes in Redeemable Convertible Preferred Units and Members’ Deficit
(in thousands, except unit data)
	Redeemable Convertible Preferred Units		Common Units		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Members’ Deficit
	Units	Amount	Units	Amount	Amount	Amount	Amount	Amount
Balance as of December 31, 2018	131,932,428	$209,781	172,597,788	$—	$—	$(385)	$(164,908)	$(165,293)
Cumulative effect from adoption of ASU 2014-09							5,056	5,056
Issuance of Series C redeemable convertible preferred units, net of issuance costs	95,686,490	245,912						—
Issuance of Series C-1 redeemable convertible preferred units, net of issuance costs	27,985,068	50,344						—
Issuance of Series C-2 redeemable convertible preferred units, net of issuance costs	8,706,402	16,782						—
Issuance of common units for consideration in a business combination			4,226,364		1,172			1,172
Equity-based compensation					69			69
Remeasurement of redeemable convertible preferred units		42,186			(1,241)		(40,945)	(42,186)
Foreign currency translation adjustments						939		939
Net Loss							(84,872)	(84,872)
Balance as of December 31, 2019	264,310,388	$565,005	176,824,152	$—	$—	$554	$(285,669)	$(285,115)
Issuance of Series C-1 redeemable convertible preferred units, net of issuance costs	270,387	500						—
Exercise of Series A preferred unit warrant	3,107,279	4,041						—
Equity-based compensation					3,349			3,349
Remeasurement of redeemable convertible preferred units		202,433			(3,349)		(199,084)	(202,433)
Foreign currency translation adjustments						(313)		(313)
Net Loss							(92,338)	(92,338)
Balance as of December 31, 2020	267,688,054	$771,979	176,824,152	$—	$—	$241	$(577,091)	$(576,850)
The accompanying notes are an integral part of these Consolidated Financial Statements.

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Note 1 — Description of Business
Vacasa Holdings LLC and its Subsidiaries (the “Company”) operate a vertically-integrated vacation rental platform. Homeowners utilize the Company’s technology and services to realize income from their rental assets. Guests from around the world utilize the Company’s technology and services to search and book Vacasa-listed properties in destinations throughout North and Central America. The Company collects nightly rent on behalf of homeowners and earns the majority of its revenue from commissions on rent and from additional reservation-related fees paid by guests when a vacation rental is booked directly through the Company’s website or app or through its distribution partners. The Company is headquartered in Portland, Oregon.
Members’ liability is limited pursuant to the Delaware Limited Liability Company Act.
Note 2 — Significant Accounting Policies
Basis of Presentation
The accompanying consolidated financial statements include the accounts of Vacasa Holdings LLC and its wholly-owned subsidiaries and have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Intercompany transactions and balances have been eliminated in consolidation for all periods presented.
Reorganization Transaction
The Company began operations in 2009 through its wholly owned subsidiary Vacasa LLC, an Oregon limited liability company. In August 2017, Vacasa LLC was converted to a Delaware limited liability company. On May 20, 2020, Vacasa Holdings LLC, a Delaware limited liability company, was formed. On May 21, 2020, Vacasa LLC, as initial sole member of the Company, pursuant to a Plan of Merger agreement, completed a reorganization of its legal entity structure whereby the existing equity holders of Vacasa LLC, exchanged their ownership interests in Vacasa LLC for proportionate ownership interests in Vacasa Holdings LLC. As a result, Vacasa Holdings LLC became the parent company of Vacasa LLC and its subsidiaries (the “Reorganization”). Prior to the Reorganization, all of the assets and operations of Vacasa Holdings LLC were those of its subsidiary, Vacasa LLC. The Reorganization was accounted for as a transaction between entities under common control, and accordingly, there was no change in the basis of the underlying assets and liabilities. The consolidated financial statements are reflective of the changes that occurred as a result of the Reorganization. Prior to May 21, 2020, the consolidated financial statements of the Company reflect the net assets and operations of Vacasa LLC.
Use of Estimates
The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the amounts of sales and expenses during the reporting period. Significant estimates and assumptions reflected in the consolidated financial statements include, but are not limited to, the useful lives of property and equipment and intangibles assets, allowance for doubtful accounts, valuation of assets acquired and liabilities assumed in business acquisitions and related contingent consideration, valuation of warrants, valuation of redeemable convertible preferred units, equity-based compensation, and evaluation of recoverability of long-lived assets. Actual results may differ materially from such estimates. Management believes that the estimates, and judgments upon which they rely, are reasonable based upon information available to them at the time that these estimates and judgments are made. To the extent that there are material differences between these estimates and actual results, the Company’s consolidated financial statements will be affected.
COVID-19 Impacts
In December 2019, a novel strain of coronavirus disease (“COVID-19”) was reported and in March 2020, the World Health Organization characterized COVID-19 as a global pandemic. The COVID-19 pandemic has forced international, federal, state, and local governments to enforce prohibitions of non-essential

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activities. Beginning at the end of the Company’s first quarter of 2020, the Company experienced a significant decline in revenue resulting from a decrease in bookings and an increase in cancellations, which in turn impacted nights sold. Due to the impact that the reduction in bookings initially had on its financial condition, $108.1 million of Senior Secured Convertible Notes were issued to provide for liquidity and fund other general corporate initiatives. See additional information as described in Note 9 — Debt. The Company also took steps to mitigate the adverse impacts from the COVID-19 pandemic through cost reduction measures including lower discretionary and overhead spending, as well as temporary employee furloughs, which primarily occurred in the second quarter of fiscal 2020. In May 2020, the Company initiated an internal reorganization and reduction of the its workforce, primarily in North America, resulting in the elimination of approximately 850 positions. The charges recorded as a result of these reductions were $5.0 million, of which $1.5 million was recorded to operations and support, $1.2 million to sales & marketing, $1.1 million to general and administrative expenses, $1.0 million to technology and development, and $0.2 million to cost of revenue in the consolidated statement of operations.
The Coronavirus Aid, Relief and Economic Security Act (“CARES Act”) was signed into law on March 27, 2020. The Company analyzed the various income tax and non-income tax provisions of the CARES Act based on currently available technical guidance and determined that aside from an impact to the timing of cash flows, there is no material impact to the Company’s consolidated financial statements. Specifically, as it relates to the Company, the CARES Act allows for deferred payment of the employer-paid portion of social security taxes through the end of 2020, with 50% due on December 31, 2021 and the remainder due on December 31, 2022. For the year ended December 31, 2020, the Company deferred approximately $7.6 million of the employer-paid portion of social security taxes. As of December 31, 2020, the current portion of $3.8 million is included in accrued expenses and other current liabilities and the non-current portion of $3.8 million is included in other long-term liabilities on the consolidated balance sheets. The Company will continue to assess the effect of the CARES Act and ongoing other government legislation related to the COVID-19 pandemic that may be issued.
The Canada Emergency Wage Subsidy (CEWS) was announced on March 27, 2020. Under this program, qualifying businesses can receive a subsidy for up to 75% of their employees’ wages, subject to certain limitations. For the year ended December 31, 2020, the Company received $1.7 million of wage subsidy from the Canadian government as part of the CEWS, which is included in operating costs and expenses in the consolidated statement of operations.
Exit from European and Latin America Operations
In addition to the specific responses to COVID-19 above, in the second half of the year ended December 31, 2020, the Company’s management made the decision to realign the Company’s business and strategic priorities which resulted in the wind-down of a significant portion of the Company’s international operations by December 31, 2020. In connection with the wind-down, the Company recorded restructuring costs of $1.8 million, which primarily consisted of severance costs of $1.3 million and contract termination costs of $0.5 million. Of the total, $1.4 million was recorded to general and administrative expenses, $0.3 million to cost of revenue, and $0.2 million to operations and support in the consolidated statements of operations. While some of these activities are ongoing and are expected to be completed during 2021, the majority of these actions were completed by December 31, 2020. As of December 31, 2020, the Company had accrued restructuring charges related to the internal reorganization and restructuring actions of $2.2 million, primarily consisting of accrued severance included in accrued expenses and other current liabilities on the consolidated balance sheets.
Segments
Operating segments are defined as components of an entity for which discrete financial information is available and is regularly reviewed by the Chief Operating Decision Maker (“CODM”) in deciding how to allocate resources to an individual segment and in assessing performance. The Company’s Chief Executive Officer is the Company’s CODM. The CODM reviews financial information on a consolidated basis for purposes of making operating decisions, allocating resources and evaluating financial performance. As such, the Company has determined that is operates one reportable segment.

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The majority of the Company’s revenue is earned in the United States. The Company’s revenues earned outside of the United States did not exceed 10% of total revenues for the years ended December 31, 2020 and 2019, respectively. Long-lived assets by geographical location is based on the location of the legal entity that owns the asset. As of December 31, 2020, the majority of the Company’s long-lived assets were located in the United States.
Cash, Cash Equivalents and Restricted Cash
Cash includes demand deposits with banks and financial institutions, as well as cash in transit from payment processors. Cash equivalents includes short-term, highly liquid securities, including money market funds and term deposit investments with maturities of 90 days or less when purchased and their carrying values approximate fair value due to their short-term nature. The Company generally places its cash and cash equivalents and investments with major financial institutions deemed to be of high-credit-quality in order to limit its credit exposure. The Company maintains its cash accounts with financial institutions where, at times, deposits exceed federal insurance limits. Restricted cash primarily represents payments made by guests in advance of reservations that are required to be held in escrow accounts until the rescission period expires in accordance with U.S. state regulations. The following table reconciles cash, cash equivalents and restricted cash reported on the Company’s consolidated balance sheets to the total amount of cash, cash equivalents and restricted cash presented on the consolidated statement of cash flows (in thousands):
	As of December 31,
	2020	2019
Cash and Cash Equivalents	$218,484	$144,205
Restricted Cash	72,528	65,284
Total	$291,012	$209,489
Accounts Receivable, net
Accounts receivable, net primarily represents amounts owed by homeowners for reimbursable expenses incurred by the Company in accordance with the homeowner contract, amounts owed the Company from third-party distribution partners, acting as a merchant of record, for guest stays that have commenced, and amounts owed from the community and homeowner associations for services provided. The allowance for doubtful accounts is estimated based on historical experience, aging of the receivable, the counterparty’s ability to pay, condition of general economy and industry, and other factors. The allowance for doubtful accounts reflects the Company’s best estimate of probable losses inherent in the accounts receivable balance. Accounts receivable deemed uncollectible are charged against the allowance for doubtful accounts when identified.
As of December 31, 2020 and 2019, the Company’s allowance for doubtful accounts was and $8.9 million and $3.7 million, respectively. The Company recognized bad debt expense for the years ended December 31, 2020 and 2019 of $6.4 million and $1.3 million, respectively which was recorded as a component of general and administrative expense in the consolidated statements of operations.
Property and Equipment, net
Property and equipment are stated at cost or at fair value for assets acquired as part of a business combination. Costs of maintenance and repairs that do not improve or extend the useful lives of assets are expensed as incurred.
Property and equipment includes capitalized costs related to the development of the Company’s technology platform, mobile apps, and marketplace. Software development costs related to software developed or modified solely to meet the Company’s internal requirements, with no substantive plans to market such software at the time of development, are capitalized during the application development stage of the project. Costs incurred during the preliminary planning and evaluation stage of the project and during the post implementation operational stage are expensed as incurred. Additionally, the Company capitalizes qualifying costs incurred for upgrades and enhancements that result in additional functionality to existing

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software. Depreciation of such costs begins when the project milestones are substantially complete and software is ready for its intended use.
Depreciation of property and equipment is calculated using the straight-line method over the estimated useful lives of the assets. Upon retirement or sale, the cost and related accumulated depreciation are removed from the consolidated balance sheet and the resulting gain or loss is recorded as a component of General and administrative expense in the consolidated statements of operations. Gains and losses on disposal of assets were not material for the years ended December 31, 2020 and 2019.
Intangible Assets, net
The Company’s intangible assets consist primarily of acquired homeowner contracts, databases, photos and property listings, tradenames, noncompete agreements, and other. Intangible assets are recorded at fair value as of the date of acquisition and are amortized on a straight-line basis over an estimated economic life ranging from 1 to 10 years. The Company reviews definite-lived intangible assets for impairment in accordance with its policy for long-lived assets.
Impairment of Long-lived Assets
The Company evaluates its long-lived assets or asset groups for indicators of possible impairment by comparison of the carrying amount to future net undiscounted cash flows expected to be generated by such asset or asset group and its eventual disposal when events or changes in circumstances indicate the carrying amount of an asset or asset group may not be recoverable. If the carrying value of the long-lived asset is not recoverable on an undiscounted cash flow basis, impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined primarily using the estimated cash flows discounted at a rate commensurate with the risk involved and based on assumptions representative of market participants. Long-lived asset impairments are recorded as a component of General and administrative expenses in the consolidated statement of operations. Long-lived asset impairment losses were not material for the years ended December 31, 2020 and 2019.
Business Combinations
In accordance with applicable accounting standards, the Company estimates the fair value of assets acquired and liabilities assumed as of the acquisition date of each business combination. Any excess purchase price over the fair value of the net tangible and intangible assets acquired is allocated to goodwill. Management makes certain estimates and assumptions when determining the fair values of assets acquired and liabilities assumed, including intangible assets. Critical estimates in valuing certain intangible assets include but are not limited to future expected cash flows from homeowner contracts, databases, photos and property listings, and trade names, as well as discount rates. At the acquisition date, the Company will also record acquisition related liabilities, if applicable, for any contingent consideration or deferred payments to the seller. Contingent consideration is recorded at fair value on the acquisition date based on Company’s expectation of achieving the contractually defined homeowner contract conversion and retention targets. The fair value of the contingent consideration liabilities, recorded as a component of accrued expenses and other current liabilities and other long-term liabilities on the consolidated balance sheets, are remeasured each reporting period after the acquisition date and any changes in the estimated fair value are reflected as gains or losses in general and administrative expense in the consolidated statement of operations. The deferred payments to sellers are recognized on the acquisition date at fair value by calculating the risk adjusted present value of the deferred cash payments to be made to the seller. The deferred payment to seller balances were $8.9 million and $14.1 million and as of December 31, 2020 and 2019, respectively, which are recorded as a component of accrued expenses and other current liabilities and other long-term liabilities in the consolidated balance sheets based on the expected timing of settlement.
Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. Any changes to provisional amounts identified during the measurement period are recognized in the reporting period in which the adjustment amounts are determined. Transaction costs associated with business combinations are expensed as incurred.

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Goodwill
Goodwill represents the excess of the purchase price over the fair value of net assets acquired in a business combination. The Company has one reporting unit which the Company tests for impairment on the first day of the fourth quarter, or whenever events or changes in circumstances indicate that goodwill might be impaired. The Company reviews goodwill for impairment by initially considering qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill, as a basis for determining whether it is necessary to perform a quantitative analysis. If it is determined that it is more likely than not that the fair value of the reporting unit is less than its carrying amount, a quantitative analysis is performed to identify goodwill impairment. If it is determined that it is not more likely than not that the fair value of the reporting unit is less than its carrying amount, it is unnecessary to perform a quantitative analysis. The Company may elect to bypass the qualitative assessment and proceed directly to performing a quantitative analysis. There were no impairment charges in any of the periods presented in the consolidated financial statements. Refer to Note 6 — Intangible Assets, Net and Goodwill, for additional information.
Loss Contingencies
The Company is subject to legal proceedings and claims that arise in the ordinary course of business. The Company accrues for losses associated with legal claims when such losses are both probable and can reasonably be estimated. These accruals are adjusted as additional information becomes available or circumstances change.
Leases
The Company accounts for leases under the provisions of Accounting Standards Codification (“ASC)” Topic 840, Leases, which requires that leases be evaluated and classified as operating or capital leases for financial reporting purposes. The terms used for the evaluation include renewal option periods in instances in which the exercise of the renewal option can be reasonably assured and failure to exercise such option would result in an economic penalty. Leases are classified as capital leases whenever the terms of the lease substantially transfer all of the risks and rewards of ownership to the lessee. The Company’s operating leases pertain to the Company’s corporate office locations, field operation locations and vacation properties whereby the Company takes control of a third-party’s property during the lease period for purpose of renting the property on a short-term basis.
The Company recognizes rent expense on operating leases on a straight-line basis over the non-cancellable lease term. Operating leases with landlord-funded leasehold improvements are considered tenant allowances and are amortized as a reduction of rent expense over the non-cancellable lease term. Deferred rent liabilities, which are calculated as the difference between contractual lease payments and the straight-line rent expense, are recorded in other long-term liabilities in the consolidated balance sheets.
Fair Value
The Company measures certain assets and liabilities at fair value on a recurring basis based on an expected exit price, which represents the amount that would be received on the sale of an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The current accounting guidance for fair value measurements defines a three-level valuation hierarchy for disclosures as follows:
Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 — Inputs reflect quoted prices for identical assets or liabilities in markets that are not active; quoted prices for similar assets or liabilities in active markets; inputs other than quoted prices that are observable for the assets or liabilities; or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

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Level 3 — Unobservable inputs reflecting the Company’s own assumptions incorporated in valuation techniques used to determine fair value. These assumptions are required to be consistent with market participant assumptions that are reasonably available.
The carrying amounts of certain of the Company’s financial instruments, which include cash equivalents, accounts receivable, net, prepaid expenses and other current assets, accounts payable, and accrued expenses and other current liabilities approximate their fair values due to their short maturities.
Related Party Transactions
The Company has certain homeowner contracts with the Company’s founder and former Chief Executive Officer (“the Founder”). Revenue recognized related to these agreements was $1.1 million and $1.0 million and for the years ended December 31, 2020 and 2019. The Company has certain vacation home lease agreements with the Founder. Rent expense recognized for these arrangements was $0.0 million and $0.2 million and for the years ended December 31, 2020 and 2019, respectively.
In fiscal 2019, the Company incurred costs to remodel certain of the vacation homes owned by the Founder and leased by the Company in accordance with the vacation home lease agreements. The Company incurred and billed its Founder $0.7 million for the goods and services provided, which was recorded as a component of Accounts receivable, net in the consolidated balance sheets and repaid in full in fiscal 2020.
On May 21, 2020, the Company issued Senior Secured Convertible Notes with an aggregate principal amount of $108.1 million. The purchasers are existing holders of the Company’s issued and outstanding redeemable convertible preferred units. Refer to Note 9 — Debt for additional information.
On December 3, 2020, the Company sold and issued an aggregate of 270,387 units of Series C-1 preferred units to a certain director of the Company in exchange for gross proceeds of $0.5 million. Refer to Note 11 — Redeemable Convertible Preferred Units and Equity for additional information.
Revenue from Contracts with Customers
The Company recognizes revenue in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with its Customers. The Company operates a vertically-integrated vacation rental platform. The Company collects nightly rent on behalf of homeowners and earns the majority of its revenue from commissions on rent and from additional reservation-related fees paid by guests when a vacation rental is booked directly through the Company’s website or app or through its distribution partners. The majority of the Company’s vacation homes under management are located in the United States. The Company considers both the homeowners and guests to be its customers.
The Company fulfills its obligations to its customers in various ways, depending on the nature of the contract. For all performance obligations, sales taxes are excluded from the transaction price.
Vacation Rental Platform
Under the Company’s homeowner contracts, the Company acts as the sole and exclusive agent on the homeowners’ behalf to perform an integrated agency service that consists of a) acting as the vacation home letting agent and direct intermediary between the homeowner and the guest, b) performing routine care of the vacation property during the stay and upon guest departure, c) 24/7 contact center support for guests and homeowners as well as local operations support, and d) performing inspections, routine maintenance, minor repairs, and inventory management of required supplies of the property. The integrated agency service provided to homeowners represents a single distinct performance obligation.
The Company markets homes on its platform directly on vacasa.com and its guest app, and via its third-party distribution partners. Upon confirmation of a vacation home booking by a guest, the Company, on behalf of a homeowner, agrees to provide use of the vacation home for a specified period of time. At the time of booking, the guest agrees to pay the total booking value which is comprised of the nightly reservation rate, other reservation-related fees, and applicable sales taxes. The transaction price under the homeowner contracts represents variable consideration as the amount to which the Company is entitled

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depends on the total amount collected for each reservation. The uncertainty associated with the transaction price is generally resolved upon the booking, subject to estimates for cancellations and refunds. In accordance with the Company’s homeowner contracts, the Company earns commission revenue for a portion of the nightly rate and the other reservation-related fees for the integrated agency and guest services rendered.
The total booking value is generally due prior to the commencement of the reservation. The total booking value collected in advance of the reservation is recorded on the balance sheets as funds payable to owners, hospitality and sales taxes payable and deferred revenue in the amount obligated to the homeowner, the taxing authority, and the Company, respectively.
While the guest primarily interacts with the Company as part of the booking process, the homeowner is primarily responsible for fulfilling the promise to the guest, and as a result, the Company recognizes commission revenue net of the amount due to the homeowner under the contract. The performance obligation to provide the integrated agency services and guest services meets the criteria for recognition over time as the homeowner and guest simultaneously receive and consume the benefits from the services. The Company recognizes revenue for these services over the duration of each guest stay. The Company primarily remits payments to the homeowners for the portion of the total booking value obligated to the homeowner for completed guest stays on a monthly basis, except in certain regulated markets in which a portion of the amount obligated to the homeowner is paid in advance.
In the event a booked reservation is cancelled, we may offer a refund or a future stay credit up to the value of the booked reservation. Future stay credits are recognized as a liability on our consolidated balance sheets. In certain instances, the Company may also offer a refund related to a completed stay. The Company accounts for these refunds as variable consideration, which results in a reduction to revenue. The estimate for variable consideration was not material for any of the periods presented.
In addition to providing the integrated agency services under the homeowner contract, the Company may also provide home care solutions directly to the homeowner, such as home maintenance and improvement services, linen and towel supply programs, supplemental housekeeping services, and other related services, for a separately agreed upon fee. These services may be provided by Company personnel or by third party contractors acting on the Company’s behalf. The Company recognizes these revenues on a gross basis as the Company is primarily responsible for providing these goods and services to the customer. These services represent distinct performance obligations provided to the homeowner as our customer. Fees for home care solutions are generally charged on a monthly basis in accordance with the homeowner contract and may be recognized at that point in time or over the duration of the service provided.
Other Services
In addition to providing vacation rental platform services, the Company provides other services including real estate brokerage and management services to community associations. The purpose of these services is to attract and retain homeowners as customers of the Company’s vacation rental platform.
Under the real estate brokerage services, the Company assists home buyers and sellers in listing, marketing, selling and finding homes. Real estate commissions earned by the Company’s real estate brokerage business are recorded as revenue at a point in time which is upon the closing of a real estate transaction (i.e., purchase or sale of a home). The commissions the Company pays to real estate agents are recognized concurrently with associated revenues and presented as cost of revenue in the consolidated statements of operations.
Under the community association management services, the Company provides common area property management, community governance, and association accounting services to community and homeowner associations in exchange for a management fee and other incrementally billed services. The services represent an individual performance obligation in which the Company has determined its primarily responsible. Revenue is recognized over time as services are rendered for the management fee and incrementally billed services are recognized at a point in time.

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Disaggregation of Revenue
A disaggregation of the Company’s revenues by nature of the Company’s performance obligations are as follows (in thousands):
	Years ended December 31,
	2020	2019
Vacation rental platform	$454,476	$289,720
Other services	37,284	9,561
Total	$491,760	$299,281
Contract Liability Balances
Contract liability balances on the Company’s consolidated balance sheets consist of deferred revenue for amounts collected in advance of a guest-stay, limited to the amount of the booking to which the Company expects to be entitled as revenue. The Company’s deferred revenue balances exclude funds payable to owners and hospitality and sales taxes payable, as those amounts will not result in revenue recognition. Deferred revenue is reduced over the period in which a guest completes a stay and are recognized in revenue. Substantially all of the deferred revenue balances at the end of each fiscal year are expected to be recognized as revenue in the subsequent year.
Costs to Obtain a Contract
The Company capitalizes certain costs it incurs to obtain new homeowner contracts when those costs are expected to be recovered through revenues generated from the contract. Capitalized amounts are amortized on a straight-line basis over the estimated life of the customer through Sales and marketing in the consolidated statement of operations. Costs to obtain a contract capitalized as of December 31, 2020 and December 31, 2019 were $7.7 million and $7.0 million, respectively, and were recorded as a component of Prepaid expenses and other current assets and Other long-term assets in the consolidated balance sheets. The amount of amortization recorded for the years ended December 31, 2020 and 2019 was $3.1 million and $2.4 million, respectively.
Cost of Revenue, Exclusive of Depreciation and Amortization
Cost of revenue, exclusive of depreciation and amortization, consists primarily of employee compensation costs, which includes wages, benefits, and payroll taxes, and outside service costs for housekeeping, home maintenance, payment processing fees for merchant fees and chargebacks, laundry expenses, housekeeping supplies, as well as fixed rent payments on certain owner contracts.
Operations and Support
Operations and support costs consist primarily of compensation costs, which includes wages, benefits, payroll taxes, and equity-based compensation, for employees that support the Company’s local operations teams in the field. Also included is the cost of contact center customer support, both employees and vendors, and the allocation of facilities and certain corporate costs.
Technology and Development
Technology and development expenses consist primarily of compensation costs, which includes wages, benefits, payroll taxes, and equity-based compensation, for salaried employees and payments to contractors, net of capitalized expenses, engaged in the design, development, maintenance and testing of the Company’s platform, including websites, mobile applications, and other products. Costs qualifying for capitalization are recorded as a reduction of our technology and development expenses and are capitalized as internal-use software within property and equipment on the consolidated balance sheets. These assets are depreciated over their estimated useful lives and are reported in depreciation on our consolidated statements of operations. Also included within technology and development are information technology costs to support infrastructure,

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applications and overall monitoring and security of networks, and other costs including for cloud, licensing and maintenance. Research and development expenses were not material for the years ended December 31, 2020, and 2019, respectively.
Sales and Marketing
Sales and marketing expenses consist primarily of compensation costs, which includes wages, sales commissions, benefits, payroll taxes, and equity-based compensation for the Company’s sales force and marketing personnel, payments to channel partners for guest reservations, digital and mail-based advertising costs for homeowners, advertising costs for search engine marketing and other digital guest advertising, and brand marketing. The Company expenses advertising and other promotional expenditures as incurred. Advertising expenses were $7.3 million and $8.7 million and for the years ended December 31, 2020 and 2019, respectively.
General and Administrative
General and administrative expenses primarily consist of personnel related compensation costs, including equity-based compensation, for executive management and administrative employees, including finance and accounting, human resources, communications, and legal, as well as general corporate and director and officer insurance. General and administrative costs also include professional services fees, including accounting, legal and consulting expense, rent expense for corporate facilities and storage, office supplies, and travel and entertainment expenses.
Depreciation
Depreciation expense consists of depreciation on capitalized internally developed software costs, furniture and fixtures, buildings and improvements, leasehold improvements, technology software, and computer equipment.
Amortization of Intangible Assets
Amortization of intangible asset expense consists of non-cash amortization expense of the acquired intangible assets, primarily homeowner contracts, which are recognized on a straight-line basis over their estimated useful lives.
Income Taxes
The Company and many of its subsidiaries are limited liability companies taxed as partnerships for which the taxable income or loss is allocated to the members, thus the Company is not subject to income tax. Accordingly, the consolidated financial statements do not include a provision for federal income taxes on the flow-through taxable income or loss from Vacasa Holdings LLC.
Certain of the Company’s operating subsidiaries are considered taxable Corporations for U.S. or foreign income tax purposes. Where taxable, the Company accounts for income taxes using the asset and liability method which requires the recognition of deferred tax amounts for the expected future tax consequences of events that have been included in the financial statements and tax carryforwards. Deferred income taxes are recognized by applying enacted statutory tax rates applicable to the year in which the differences are expected to reverse. The deferred tax effect of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefit for which the future realization is not more-likely-than-not based on an evaluation of all available positive and negative evidence.
The tax benefit of a uncertain tax position is recognized only if it is more likely than not to be sustained based solely on its technical merits as of the reporting date. For those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authorities. The Company recognizes future accrued interest and penalties related to unrecognized tax benefits in income tax expense and in tax related liabilities on the balance sheet.

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Foreign Currencies
The Company’s reporting currency is the U.S. dollar. Operations in the Company’s subsidiaries outside the United States (U.S.) are recorded in the functional currency of each subsidiary which is determined by a review of the environment where each subsidiary primarily generates and expends cash. The results of operations for the Company’s foreign subsidiaries outside the United States are translated from functional currencies into U.S. dollars using the weighted average currency rate for the period. Assets and liabilities are translated using the period end exchange rates. The U.S. dollar effects that arise from translating the net assets of these subsidiaries are recorded in other comprehensive income (loss).
Recently Adopted Accounting Pronouncements
As an “emerging growth company,” the Jumpstart Our Business Startups Act (the “JOBS Act”), allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. The Company has elected to use this extended transition period under the Jumpstart Our Business Startups Act of 2012. The adoption dates discussed below reflect this election.
In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers (Topic 606). The core principle of ASU 2014-09 is that an entity should recognize revenue to depict the transfer of promised goods or services in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 replaces most existing revenue recognition guidance in GAAP. In addition, the update requires significant additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments. The Company adopted the new guidance effective January 1, 2019 using the modified retrospective transition approach applied only to contracts not completed as of the date of adoption. Under the modified retrospective transition approach, periods prior to the adoption date were not adjusted and continue to be reported in accordance with revenue accounting literature in effect during those periods. On adoption, the Company recorded a cumulative effect adjustment, net of income tax effects, that decreased accumulated deficit by $5.1 million for the effects of the amended revenue recognition guidance related to costs to obtain a contract, which are capitalized under the new guidance. The Company is amortizing these costs over a period of 4 years.
In August 2018, the FASB issued ASU No. 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement.” This new guidance removes certain disclosure requirements related to the fair value hierarchy, modifies existing disclosure requirements related to measurement uncertainty and adds new disclosure requirements. The new disclosure requirements include disclosing the changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period and the range and weighted-average of significant unobservable inputs used to develop Level 3 fair value measurements. This new guidance was effective for the Company beginning on January 1, 2020 and did not have a material impact on the Company’s consolidated financial statements.
Recently Issued Accounting Pronouncements Not Yet Adopted
In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which has subsequently been amended by ASUs 2018-01, 2018-10, 2018-11, 2018-20, 2019-01, and 2019-10. The guidance requires an entity to recognize a right-of-use asset and lease liability for all leases with terms of more than 12 months. Recognition, measurement and presentation of expenses will depend on classification as a finance or operating lease. The amendments also require certain quantitative and qualitative disclosures about leasing arrangements. The Company expects to adopt the standard using the method of adoption that allow the Company to record the cumulative effect of initially applying the guidance at the beginning of the period of adoption. The guidance also includes a number of optional practical expedients that entities may elect to apply. These practical expedients relate to the identification and classification of leases that commenced before the effective date, initial direct costs for leases that commenced before the effective date and the ability to use hindsight in evaluating lessee options to extend or terminate a lease or to purchase the underlying asset. An entity that elects to apply the practical expedients will, in effect, continue to account for leases that

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commenced before the effective date in accordance with previous GAAP unless the lease is modified, except that lessees are required to recognize a right-of-use asset and a lease liability for all operating leases based on the present value of the remaining minimum rental payments that were tracked and disclosed under previous GAAP. The updated guidance will be effective for the Company for fiscal years beginning after December 15, 2021, to the extent the Company remains an emerging growth company, as defined in the JOBS Act. While the Company expects adoption of this new standard to materially increase reported assets and liabilities, the Company is currently in the process of evaluating the impact of this new guidance on its consolidated financial statements.
In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which amends guidance on reporting credit losses for assets held at amortized cost basis and available-for-sale debt securities from an incurred loss methodology to an expected loss methodology. For assets held at amortized cost basis, the guidance eliminates the probable initial recognition threshold and instead requires an entity to reflect its current estimate of all expected credit losses. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the assets to present the net amount expected to be collected. For available-for-sale debt securities, credit losses are recorded through an allowance for credit losses, rather than a write-down, limited to the amount by which fair value is below amortized cost. Additional disclosures about significant estimates and credit quality are also required. This ASU has subsequently been amended by ASUs 2018-19, 2019-04, 2019-05, 2019-10, and 2019-11. The amendments are effective for the Company fiscal years beginning after December 15, 2022, to the extent the Company remains an emerging growth company, as defined in the JOBS Act. The Company is currently in the process of evaluating the impact of this new guidance on its consolidated financial statements.
In August 2018, the FASB issued ASU 2018-15, Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract, which aligns the requirements for capitalizing implementation costs incurred in a cloud computing arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use-software. The updated guidance will be effective for the Company for fiscal years beginning after December 15, 2020 and interim periods within fiscal years beginning after December 15, 2021, to the extent the Company remains an emerging growth company, as defined in the JOBS Act. This ASU will be effective for the Company for the annual reporting period beginning January 1, 2021. The Company is currently in the process of evaluating the impact of this new guidance on its consolidated financial statements, however, it does not expect the adoption of this standard to have a material impact on the consolidated financial statements.
In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. Key changes outlined within the new standard include hybrid tax regimes, intra-period tax allocation exception and interim-period accounting for enacted changes in tax law. Early adoption is permitted, including adoption in any interim period or annual reports for which financial statements have not yet been made available for issuance. The updated guidance will be effective for the Company for fiscal years beginning after December 15, 2021 and interim periods within fiscal years beginning after December 15, 2022, to the extent the Company remains an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012. This ASU will be effective for the Company for the annual reporting period beginning January 1, 2022. The Company is currently in the process of evaluating the impact of this new guidance on its consolidated financial statements.
In August 2020, the FASB issued ASU 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, which simplifies the accounting for convertible instruments by reducing the number of accounting models available for convertible debt instruments. This guidance also eliminates the treasury stock method to calculate diluted earnings per share for convertible instruments and requires the use of the if-converted method. The updated guidance will be effective for the Company for fiscal years and interim periods within fiscal years beginning after December 15, 2023, to the extent the Company remains an emerging growth company, as defined in the JOBS Act. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The Company is currently in the process of evaluating the impact of this new guidance on its consolidated financial statements.

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Note 3 — Acquisitions
The Company’s growth strategy includes expanding the number of vacation rental properties on its platform through individual additions, portfolio transactions, and strategic acquisitions. While the Company onboards individual vacation rental properties through its direct sales team, the Company engages in portfolio transactions and strategic acquisitions to onboard multiple homes in a single transaction. Portfolio and strategic acquisitions are generally accounted for as business combinations. The goodwill resulting from portfolio transactions and strategic acquisitions arises largely from synergies expected from combining the operations of the businesses acquired with the Company’s existing operations, as well as from benefits derived from gaining the related assembled workforce.
Fiscal 2020
During the year ended December 31, 2020, the Company completed 18 separate portfolio transactions, accounted for as business combinations, for total consideration of $7.5 million, comprised of $2.7 million cash paid, net of cash acquired, $3.6 million of contingent consideration, and $1.2 million of deferred payments to sellers. The fair value of the contingent consideration was estimated utilizing an income approach and was based on the Company’s expectation of achieving the contractually defined homeowner contract conversion and retention targets. The fair value of the deferred payments to seller recognized on the acquisition date was estimated by calculating the risk adjusted present value of the deferred cash payments. The fair values of the assets acquired and liabilities assumed were based on the Company’s estimates and assumptions using various market, income, and cost valuation approaches. Of the total consideration for these transactions, $5.5 million was attributable to goodwill, $5.3 million was attributable to intangible assets, and the remaining amount was attributable to other acquired assets and assumed liabilities which were not material. The intangible assets primarily consist of homeowner contract intangible assets amortized over 4 years. Pro forma and historical post-closing results of operations for these transactions completed during the year ended December 31, 2020 were not material to the Company’s consolidated statements of operations. Transaction costs associated with business combinations completed during the year were not material and were expensed as incurred.
Fiscal 2019
On October 22, 2019, the Company completed its strategic acquisition of Wyndham Vacation Rentals North America, LLC (“Wyndham Vacation Rentals”), a vacation rental property management company with properties located throughout North America. The Company purchased 100% of the membership interests in Wyndham Vacation Rentals from Wyndham Destinations, Inc. The total purchase consideration of $157.6 million was comprised of the following (in thousands):
Fair Value
Cash consideration paid to Wyndham Destinations, Inc.	$156,404
Fair value of Vacasa’s common units issued to Wyndham Destinations, Inc.	1,172
Total purchase consideration	$157,576
The acquisition was accounted for under the acquisition method of accounting. The following table summarizes the final allocation of fair value of assets acquired and liabilities assumed in the transaction (in thousands):

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Amount
Cash	$42,429
Other current assets	9,838
Property, plant, and equipment	35,539
Identifiable intangible assets	79,247
Other assets	1,201
Total assets acquired	168,254
Current liabilities	(62,553)
Other liabilities	(2,677)
Total liabilities assumed	(65,230)
Net assets purchased	103,024
Goodwill	54,552
Total purchase consideration	$157,576
The Company’s identifiable intangible assets acquired consisted of the following as of the acquisition date (in thousands):
	Estimated Useful Life	Fair Value
Trademarks and tradenames	2 years	$5,500
Database and listings	5 years	14,540
Favorable leasehold interests	2 years	127
Homeowner contracts	10 years	59,080
Total identifiable intangible assets		$79,247
Goodwill is primarily attributable to the assembled workforce and anticipated synergies and economies of scale expected from the integration of the acquired business. The goodwill balance is not expected to be deductible for U.S. income tax purposes. Third party acquisition costs of $1.3 million were expensed as incurred as a component of General and administrative expense in the consolidated statement of operations for the year ended December 31, 2019. The Company’s consolidated financial statements include the accounts of Wyndham Vacation Rentals starting as of the acquisition date.
Unaudited Supplemental Pro Forma Information
The pro forma financial information as presented below is for informational purposes only and is not indicative of operations that would have been achieved from the Wyndham Vacation Rentals acquisition had it occurred at the beginning of fiscal 2019. Supplemental information on an unaudited pro forma basis is as follows (in thousands):
Year ended December 31, 2019
Revenue	$505,957
Net loss	(85,261)
The unaudited pro forma supplemental amounts have been calculated to reflect additional depreciation and amortization expense that would have been charged assuming the fair value adjustments to the acquired assets and assumed liabilities had been applied from the beginning of fiscal 2019 with the related tax effects.
Other Transactions
In addition to the Wyndham Vacation Rentals acquisition, the Company completed 30 separate portfolio transactions, accounted for as business combinations, for total consideration of $13.5 million, comprised of $1.1 million of cash paid net of cash acquired, $5.4 million of contingent consideration, and

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$7.0 million of deferred payments to sellers. The fair value of the contingent consideration was estimated utilizing an income approach and was based on the Company’s expectation of achieving the contractually defined homeowner contract conversion and retention targets. The fair value of the deferred payments to seller recognized on the acquisition date was estimated by calculating the risk adjusted present value of the deferred cash payments. The fair value of the remaining assets and liabilities assumed were based on the Company’s estimates and assumptions using various market, income, and cost valuation approaches. Of the total consideration for these transactions, $13.5 million was attributable to goodwill, $9.5 million was attributable to intangible assets, and the remaining amount was attributable to other acquired assets and assumed liabilities, which were not material. The intangible assets primarily consist of homeowner contract intangible assets amortized over 4 years. Pro forma and historical post-closing results of operations for transactions completed during the year ended December 31, 2019 were not material to the Company’s consolidated statements of operations. Transaction costs associated with business combinations completed during the year were not material and were expensed as incurred.
Note 4 — Fair Value Measurements
The following tables set forth the Company’s financial assets and liabilities that were measured at fair value on a recurring basis (in thousands):
	As of December 31, 2020
	Level 1	Level 2	Level 3	Total
Liabilities
Contingent consideration	$—	$—	$7,681	$7,681
Warrant derivative liabilities (Note 11)	—	—	6,516	6,516
	As of December 31, 2019
	Level 1	Level 2	Level 3	Total
Liabilities
Contingent consideration	$—	$—	$10,422	$10,422
Warrant derivative liabilities (Note 11)	—	—	$3,950	$3,950
The carrying amounts of certain financial instruments, including cash equivalents, restricted cash, accounts receivable, and accounts payable, approximate fair value due to their short-term maturities and are excluded from the fair value tables above.
Level 3 instruments consist of contingent consideration obligations related to companies acquired businesses and the Company’s common unit and Series A preferred unit warrant derivative liabilities.
The contingent consideration obligations are record in accrued expenses and other current liabilities and other long-term liabilities on the consolidated balance sheets. The fair value of the contingent consideration is estimated utilizing an income approach and based on the Company’s expectation of achieving the contractually defined homeowner contract conversion and retention targets at the acquisition date. The Company assesses the fair value of these obligations at each reporting date thereafter with any changes reflected as gains and losses in General and administrative expenses in the consolidated statements of operations. The charges for changes in fair value of the contingent consideration were not material for the years ended December 31, 2020 and 2019, respectively.
Certain of the Company’s common unit and Series A preferred unit warrants are classified outside of permanent equity as warrant derivative liabilities recorded in Accrued expenses and other current liabilities on the consolidated balance sheets. The warrant derivative liabilities are measured at fair value upon issuance and each reporting period thereafter. See further considerations of the warrants classified outside of permanent equity at Note 11 — Redeemable Convertible Preferred Units and Equity. Inputs used to determine the estimated fair value of the warrant derivative liabilities at each reporting period included remaining contractual term of the warrants, the risk-free interest rate, the volatility of comparable companies over the remaining term, and the fair value of the underlying units. The significant unobservable input used in the fair value measurement was the fair values of the underlying equity units.

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During the third quarter of 2020, the Company’s Series A preferred unit warrants were cashless exercised and the Company reclassified the warrant derivative liability of $4.1 million to Redeemable convertible preferred units in the consolidated balance sheets. The amount reclassified to redeemable convertible preferred units represented the fair value of the exercised Series A preferred unit warrants at the exercise date. See more information at Note 11 — Redeemable Convertible Preferred Units and Equity.
A reconciliation of the common unit and Series A preferred unit warrant derivative liabilities measured and recorded at fair value on a recurring basis using significant unobservable inputs is as follows (in thousands):
	Year ended December 31,
	2020	2019
Balance, beginning of period	$3,950	$883
Warrant derivative liabilities recorded upon extinguishment of debt	—	2,136
Change in fair value of warrant derivative liabilities included in earnings	6,637	931
Fair value of the warrants exercised during the period	(4,071)	—
Balance, end of period	$6,516	$3,950
Redeemable Convertible Preferred Units
The Company’s redeemable convertible preferred units are probable of becoming redeemable in the future and are recorded at their maximum redemption amount, which is the greater of the original preferred unit issue price plus an amount equal to the preferred unpaid return or the then-current fair value, at each balance sheet date. The fair value of the redeemable convertible preferred units as of December 31, 2020 and 2019 were estimated based on valuation methodologies which utilize certain assumptions, including probability weighting of events, recent sales of units to external investors, volatility, time to liquidity, a risk-free interest rate, and an assumption for a discount for lack of marketability, where applicable. For more information, see Note 11 — Redeemable Convertible Preferred Units and Equity.
Note 5 — Property and Equipment, Net
Property and equipment, net consisted of the following (in thousands):
		As of December 31,
	Useful lives (years)	2020	2019
Land	Indefinite	$11,612	$11,612
Buildings and building improvements	12 – 35	9,084	9,063
Leasehold improvements	Shorter of estimated useful life or lease term	6,108	6,013
Computer equipment	3	7,376	6,518
Furniture, fixtures, and other	2 – 12	12,769	12,736
Vehicles	2 – 8	4,427	4,204
Internal-use software	4	38,150	30,271
Total		89,526	80,417
Less: Accumulated depreciation		(24,439)	(9,090)
Property and equipment, net		$65,087	$71,327
Note 6 — Intangible Assets, Net and Goodwill
Intangible assets, net consisted of the following (in thousands):

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	Weighted Average Useful Life Remaining (Years)	As of December 31, 2020
		Gross carrying amount	Accumulated amortization	Net carrying amount
Homeowner contracts	7	$80,835	$(17,097)	$63,738
Databases, photos, and property listings	3	18,159	(7,765)	10,394
Trade names	1	7,215	(4,454)	2,761
Other(1)	2	2,665	(2,132)	533
Total intangible assets		$108,874	$(31,448)	$77,426
	Weighted Average Useful Life Remaining (Years)	As of December 31, 2019
		Gross carrying amount	Accumulated amortization	Net carrying amount
Homeowner contracts	9	$79,600	$(8,419)	$71,181
Databases, photos, and property listings	4	17,712	(3,020)	14,692
Trade names	2	7,088	(1,370)	5,718
Other(1)	2	2,451	(1,248)	1,203
Total intangible assets		$106,851	$(14,057)	$92,794

(1)
Other intangible includes HOA contracts, noncompete agreements, phone listings, website and domain names, beneficial lease rights and unallocated items related to recently completed acquisitions (see Note 3- Acquisitions for more information).

The Company’s estimated future amortization of intangible assets as of December 31,2020 is expected to be as follows:
Year ending December 31:	Amount
2021	$17,984
2022	14,852
2023	13,558
2024	7,728
2025	6,004
Thereafter	17,300
Total	$77,426
The following table summarizes the changes in the Company’s goodwill balance (in thousands):
	Year Ended December 31,
	2020	2019
Balance at beginning of period	$115,914	$47,399
Acquisitions	5,486	68,027
Foreign exchange translation and other	87	488
Balance at end of period	$121,487	$115,914
A substantial portion of the Company’s goodwill pertains to the Wyndham Vacation Rentals acquisition. The Company performed its annual goodwill impairment test on the first day of the fourth quarter for each year ended December 31, 2020 and 2019, respectively. The Company performed a qualitative impairment analysis at each annual impairment test date and concluded that it was more likely than not that the fair value of the reporting unit was greater than its carrying amount. As a result, no quantitative goodwill impairment test was required. In addition, goodwill is tested for impairment if events occur or circumstances indicate that its carrying value may not be recoverable. There were no impairment charges in any of the periods presented in the consolidated financial statements. There have been no accumulated impairments to goodwill.

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Note 7 — Leases
The Company leases certain field and corporate office facilities, vacation properties it controls and equipment from third parties with remaining lease terms ranging from 1 to 11 years. Many of the Company’s leases include options to extend the lease term with varying terms. Certain leases include payment of executory costs such as property taxes, utilities, insurance and maintenance.
Rent expense recognized was as follows (in thousands):
	Year Ended December 31,
	2020	2019
Costs of revenue	$9,630	$12,961
Operations and support	15,158	7,975
General and administrative	5,089	2,678
Total rent expense	$29,877	$23,614
Future minimum lease payments to be made by the Company for non-cancelable operating leases with an initial or remaining term greater than a year as of December 31, 2020 consisted of the following (in thousands):
Operating Leases
2021	$12,979
2022	10,617
2023	5,810
2024	5,006
2025	4,747
Thereafter	15,392
Total future minimum obligations	$54,551
Note 8 — Accrued Expenses and Other Current Liabilities
Accrued expenses and other current liabilities consisted of the following (in thousands):
	As of December 31,
	2020	2019
Employee-related accruals	$13,409	$14,559
Homeowner reserves	4,962	4,738
Warrant derivative liabilities	6,516	3,950
Current portion of acquisition liabilities	10,460	9,920
Other current liabilities	8,675	6,152
Total accrued expenses and other current liabilities	$44,022	$39,319
Note 9 — Debt
The Company’s long-term debt obligations consisted of the following (in thousands):

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	As of December 31,
	2020	2019
Senior Secured Convertible Notes	$112,793	$—
Other	764	1,016
Total debt	113,557	1,016
Less deferred financing costs	1,743	26
Less current maturities(1)	125	208
Long-term portion	$111,689	$782

(1)
Current maturities of debt are recorded within other current liabilities on the consolidated balance sheets.

As of December 31, 2020, the future maturities of long-term debt, excluding deferred financing costs, consisted of the following (in thousands):
2021	$125
2022	125
2023	112,932
2024	125
2025	125
Thereafter	125
Total	$113,557
Facility B Convertible Term Loan
In September 2015, the Company entered into a Facility B Convertible Term Loan Agreement (“Term Loan”) with Partners for Growth IV, LP (PFG) providing for a term loan of $5 million. The initial term loan contained a provision, upon exercise within 30 days of a triggering event as defined in the agreement, PFG could modify the original term loan agreement to include a convertible feature allowing for conversion of the initial Term Loan into Series A preferred units at an issuance price of $1 per unit. On January 6, 2016, PFG exercised its option, and the Company recorded an additional debt discount for the conversion feature which was immaterial. The Term Loan maturity date was September 30, 2020. Borrowings under the Term Loan accrued interest at a fixed annual interest rate of 7.25% which was payable monthly. On November 7, 2019, the Company made a prepayment to pay off in full the $5.0 million principal balance of the Term Loan. In connection with the prepayment, the Company issued preferred unit warrants to PFG for the right to purchase up to 5,000,000 Series A preferred units. The fair value of the Series A preferred unit warrants of $2.1 million was recorded as a loss on debt extinguishment in Other income (expense), net on the consolidated statements of operations and as a component of Accrued expenses and other current liabilities on the consolidated balance sheets. For more information on the Series A preferred unit warrants issued, see Note 11 — Redeemable Convertible Preferred Units and Equity.
Senior Secured Convertible Notes
On May 21, 2020, the Company issued $108.1 million in aggregate principal amount of senior secured convertible notes (“D-1 Convertible Notes”) pursuant to the Note Purchase Agreement (“Purchase Agreement”), dated May 21, 2020. The total net proceeds from the D-1 Convertible Notes offering, after deducting debt issuance costs paid by the Company was $105.9 million. The proceeds of the D-1 Convertible Notes are being used to enhance our liquidity position and for general corporate purposes. The notes mature on June 20, 2023, unless earlier repurchased or converted in accordance with the terms of the Purchase Agreement. In addition, the Purchase Agreement provides that the Company may issue additional senior secured convertible notes (“D-2 Convertible Notes”) in the aggregate principal amount of up to $108.1 million, under certain conditions stipulated in the Purchase Agreement. Such D-2 Convertible Notes, if issued, will

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be convertible into the authorized Series D-2 preferred units at a rate of $0.50 per unit. As of December 31, 2020, no D-2 Convertible Notes have been issued in accordance with the Purchase Agreement.
The D-1 Convertible Notes accrue cash interest daily at 3% per annum, payable annually in arrears on the anniversary date of the initial closing date. Upon the occurrence and during the continuance of an event of default, as defined in the Purchase Agreement, the cash interest rate will be increased by an amount equal to two (2) percent per annum. Additionally, the D-1 Convertible Notes accrue payment in kind interest fees (“PIK interest”) equal to 7% per annum, which shall be capitalized by adding the full amount of PIK interest to the principal balance on each anniversary date of the initial closing. As of December 31, 2020, principal in the amount of $108.1 million was outstanding under the D-1 Convertible Notes. There was $4.7 million of uncapitalized PIK interest accrued for the D-1 Convertible Notes as of December 31, 2020.
The D-1 convertible notes are guaranteed by the Company and its existing and future subsidiaries. The D-1 Convertible notes are secured by first priority lien on substantially all of the assets of the Company and guarantors.
The Company is permitted to prepay the D-1 Convertible Notes, in whole, but not in part, (a) at any time with the consent of the Purchasers holding at least 51% of the outstanding principal amount of the D-1 convertible notes at such time and (b) at the time of consummation of any Change in Control or Initial Public Offering (IPO) by written notice (a “Prepayment Notice”) to the Purchasers. Upon exercise of the prepayment feature in accordance with the Purchase Agreement, the Company is required to pay the outstanding principal balance of the D-1 Convertible Notes plus the applicable prepayment premium. The prepayment premium determined in accordance with the Purchase Agreement is the positive difference of (A) the product of (1) 1.5 multiplied by (2) the original principal amount the D-1 Convertible Notes minus (B) the sum of (1) outstanding principal (including, without limitation, any PIK Interest capitalized on or prior to the date of such prepayment or repayment) and interest plus (2) all Cash Interest and the amount of any principal, in the case of this clause (2), actually paid prior to such date.
At any time following the initial issuance, any purchaser of the D-1 Convertible Notes has the right, but not the obligation to, convert all or any portion of the principal of the D-1 Convertible Notes (including PIK interest capitalized), all accrued but unpaid interest and in connection with an change in control, IPO or payment, the discounted present value of all required remaining scheduled interest payments due on such notes from such date through maturity date, using a discount rate as defined by the Purchase Agreement, into Series D-1 preferred units at a conversion rate of $1 per unit. Additionally, at any time purchasers holding at least 51% of the outstanding principal amount of the D-1 Convertible Notes at the time, have the right, but not the obligation to, cause the entire outstanding amount to be converted into Series D-1 preferred units. As of December 31, 2020, no amounts of the D-1 Convertible Notes had been converted into Series D-1 preferred units.
Paycheck Protection Program
In April 2020, the Company entered into a $10.0 million note payable with J.P. Morgan pursuant to the Paycheck Protection Program (“PPP Loan”) under the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) and returned the entire outstanding balance plus interest in May 2020.
Note 10 — Income Taxes
For financial reporting purposes, the domestic and foreign components of Losses before income taxes were as follows (in thousands):
	Year Ended December 31,
	2020	2019
United States	$(83,232)	$(76,530)
Foreign	(9,421)	(8,418)
Total	$(92,653)	$(84,948)
Income tax benefit consists of the following (in thousands):

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	Year Ended December 31,
	2020	2019
Current:
Federal U.S.	$14	$—
State and local	110	2
Foreign	117	(1)
	241	1
Deferred and other:
Federal U.S.	—	—
State and local	(223)	—
Foreign	(333)	(77)
	(556)	(77)
Total tax benefit	$(315)	$(76)
Effective Income Tax Rate
The effective income tax rate for the years ended December 31 varies from the U.S. statutory federal income tax rate as follows:
	Year Ended December 31,
	2020	2019
Income tax expense (benefit) at federal statutory rate	21%	21%
Increase (decrease) in tax rate resulting from:
Effect of flow-through entity	(21)%	(21)%
Income tax expense (benefit)	—%	—%
Our effective tax rate for the years ended December 31, 2020 and 2019, differs from the U.S. federal statutory rate of 21% due primarily to the effect of flow-through entity for which the taxable income or loss is allocated to the members.
Deferred Tax Assets and Liabilities
Deferred income tax assets and liabilities were as follows (in thousands):

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	Year Ended December 31,
	2020	2019
Deferred Tax Assets:
NOL and tax credit carryforwards	$704	$259
Reserves and accruals not currently deductible for tax purposes	96	63
Goodwill and other intangibles – DTA	902	865
Other – DTA	29	—
Gross deferred tax assets	1,731	1,187
Less: valuation allowance	(1,672)	(1,125)
Total deferred tax assets	$59	$62
Deferred Tax Liabilities:
Property, plant and equipment	(46)	(5)
Goodwill and other intangibles – DTL	(1,218)	(1,549)
Other – DTL	(3)	(10)
Total deferred tax liabilities	$(1,267)	$(1,564)
Net deferred tax liability(1)	$(1,208)	$(1,502)

(1)
The net deferred tax liability is recorded primarily within Other long-term liabilities on the consolidated balance sheets.

For the year ended December 31, 2020, the change in valuation allowance of $0.5 million was recorded to Income tax benefit in the consolidated statement of operations. Taxable income or loss from Vacasa Holdings LLC is passed through to and included in the taxable income of its members.
Operating Loss and Tax Credit Carryforwards
The Company has tax NOL carryforwards related to its domestic operations of approximately $3.0 million and $0.9 million as of December 31, 2020 and 2019, respectively. The deferred tax assets related to these NOLs are carried forward indefinitely until the loss is fully recovered.
The Company is subject to taxation in the United States and various states and foreign jurisdictions. With few exceptions, as of December 31, 2020, the Company is no longer subject to U.S. federal, state, local, or foreign examinations by tax authorities for years before 2017.
Note 11 — Redeemable Convertible Preferred Units and Equity
Redeemable convertible preferred units
The following tables present the Company’s authorized and outstanding redeemable convertible preferred units (in thousands except per unit amounts):

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
	As of December 31, 2020
	Units Authorized	Units Issued and Outstanding	Issuance Price Per Unit	Net Carrying Value	Aggregate Liquidation Preference
Series A	35,000	33,107	1.00	$68,334	$38,288
Series B	69,933	69,933	1.48	175,416	121,209
Series B-2	47,000	32,000	2.00	94,261	71,459
Series C	105,992	95,686	2.64	330,071	267,922
Series C-1	28,256	28,256	1.85	78,656	54,850
Series C-2	8,706	8,706	1.98	25,241	18,283
Series D-1	150,000	—	—	—	—
Series D-2	300,000	—	—	—	—
Total	744,887	267,688		$771,979	$572,011
	As of December 31, 2019
	Units Authorized	Units Issued and Outstanding	Issuance Price Per Unit	Net Carrying Value	Aggregate Liquidation Preference
Series A	35,000	30,000	$1.00	$42,143	$36,465
Series B	69,933	69,933	1.48	124,325	115,437
Series B-2	47,000	32,000	2.00	69,701	68,056
Series C	105,992	95,686	2.64	255,164	255,164
Series C-1	27,985	27,985	1.85	55,458	52,239
Series C-2	8,706	8,706	1.98	18,214	17,412
Total	294,616	264,310		$565,005	$544,773
On May 21, 2020, concurrent with the issuance of the D-1 Convertible Notes, the Company authorized the issuance of up to 150,000,000 Series D-1 preferred units and 300,000,000 Series D-2 preferred units. As of December 31, 2020, no Series D-1 or D-2 preferred units were issued and outstanding. See more information regarding the issuance of the D-1 Convertible Notes in Note 9 — Debt.
On October 22, 2019, the Company sold and issued an aggregate of 95,686,490 units of Series C preferred units, 28,255,455 units of Series C-1 preferred units and 8,706,402 units of Series C-2 preferred units in exchange for gross proceeds of $252.8 million, $51.7 million and $17.2 million, respectively. The preferred unit issuance costs for the Series C, C-1 and C-2 preferred units were $6.9 million, $1.4 million, and $0.5 million, respectively. Additionally, in December 2020, the Company sold and issued an aggregate of 270,387 units of Series C-1 preferred units to a certain director of the Company in exchange for gross proceeds of $0.5 million.
The Company classifies its issued Series A preferred units, Series B preferred units, Series B-2 preferred units, Series C preferred units, Series C-1 preferred units, Series C-2 preferred units, Series D-1 preferred units and Series D-2 preferred units (collectively the “Redeemable Convertible Preferred Units”) as temporary equity within the Company’s consolidated balance sheets because the instruments contain redemption and liquidation rights that are not solely within control of the Company. In accordance with ASC 480, Distinguishing Liabilities from Equity, the Company adjusts the carrying values of the Redeemable Convertible Preferred Units to their maximum redemption values at the end of each reporting period. Through April 1, 2021, the Company recorded adjustments of $202.4 million and $42.2 million to measure its Redeemable Convertible Preferred Units to their maximum redemption values during the years ended December 31, 2020 and 2019, respectively.
Pursuant to the Second Amended and Restated Limited Liability Company Agreement of Vacasa Holdings LLC (“LLC Agreement”), the rights, preferences and privileges of the holders of the Company’s Redeemable Convertible Preferred Units at December 31, 2020 are as follows:

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
Voting
Each holder of a preferred unit shall have the right to one vote, for each common unit into which such redeemable convertible preferred unit is then convertible, on any matter requiring approval of such units. Except as provided by law or the provisions of the Company’s LLC Agreement, the holders of the redeemable convertible preferred units and holders of common units shall vote together on all matters as a single class.
The Company’s board consists of up to 8 members. The holders of the redeemable convertible preferred units and common units currently have the right to select the Company’s Board of Managers (the “Board) as follows:
(a)
As long as 25% of the Series A preferred units remain outstanding, Series A preferred units shall be entitled to designate 1 manager;

(b)
As long as 25% of the Series B preferred units and Series B-2 preferred units remain outstanding, the holders of a majority of the Series B preferred units and Series B-2 preferred units, voting together as a single class, shall be entitled to designate 1 manager;

(c)
As long as 25% of the Series C preferred units remain outstanding, the holders of the majority of the Series C, Series C-1 and Series C-2 preferred units, voting together as a single class shall be entitled to designate 1 manager;

(d)
As long as the primary Series C investor holds at least 107,381,986 of Series C preferred units on an as-converted basis or 50% of the issued and outstanding D-1 and D-2 preferred units, such investor shall be entitled to designate 1 manager;

(e)
the holders of a majority of the convertible preferred units (voting together as a single class and on an as-converted basis) shall be entitled to designate 1 manager;

(f)
the holders of the majority of the common units (voting separately as a class and not on an as converted basis with the redeemable convertible preferred units) shall be entitled to designate 2 managers one of which shall be the founder manager;

(g)
One manager shall be the then-current Chief Executive Officer of the Company

Preferred Return
The holders of the Redeemable Convertible Preferred Units are entitled to receive a preferred return (“Preferred Return”) accruing on such preferred unit on a daily basis, from the date of issuance at the rate of 5% per annum on the applicable preferred unit issue price and shall be compounded annually.
Liquidation
In the event of any liquidation, winding-up or dissolution of the Company, whether voluntary or involuntary, or “Deemed Liquidation Event” (as defined below) (collectively, a “Liquidation Event”), after payment of, or other adequate provision for, the debts and obligations of the Company, the Company will distribute the net proceeds or assets available for distribution, whether in cash or in other property, to the holders of the Redeemable Convertible Preferred Units before payment to the holders of the common units or vested employee equity units, subject to a participation threshold. On a Liquidation Event, the holders of redeemable convertible preferred units are entitled to be paid an amount equal to the total unpaid Preferred Return on each preferred unit held by each holder and, following payment of the Preferred Return, holders of Redeemable Convertible Preferred will be entitled to receive their applicable original issue price per preferred unit. Following payment of the Preferred Return and original issue price, holders of Redeemable Convertible Preferred Units, common units and vested employee equity units (subject to achievement of the applicable participation threshold), will be entitled to receive a payment catch up to the highest Preferred Return payment received by a holder (the “Preferred Return Catch-up”). In the event the Company has insufficient assets to pay the holders of units of Redeemable Convertible Preferred Units the full liquidation preference, the holders of Redeemable Convertible Preferred Units would be paid ratably in proportion to the full amounts to which they would otherwise be entitled. Any assets of the Company remaining after payment of the above liquidation preference to the holders of Redeemable Convertible Preferred Units

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
will be distributed to holders of Redeemable Convertible Preferred Units, common units, and vested employee equity units in accordance with the Company’s LLC Agreement.
A “Deemed Liquidation Event” means (A) any merger, consolidation, recapitalization or sale of the Company, transfer or issuance of units or other transaction or series of related transactions, in each case, in which the members immediately prior to such transaction or permitted holders do not own and control a majority of the voting power represented by the outstanding equity of the surviving entity after the closing of such transaction; (B) the sale, distribution, lease, transfer, exclusive license or other disposition by the Company or any subsidiary of the Company of all or substantially all the assets of the company and its Subsidiaries taken as a whole, or the sale or disposition of one or more subsidiaries of the Company if substantially all of the assets of the Company and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries; (C) any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary; or (D) any bankruptcy or insolvency admission or proceeding.
Conversion
Each redeemable convertible preferred unit is convertible, at the option of the holder, into common units as determined by dividing the redeemable convertible preferred units issue price per unit by the conversion price in effect at the time of conversion. The conversion price for each of the Series A preferred units, Series B preferred units, Series B-2 preferred units, Series C preferred units, Series C-1 preferred units, and Series C-2 preferred units, giving effect to the issuance and sale of the senior secured convertible D-1 notes, is $1.00, $1.3883, $1.8090, $2.3281, $1.6870, and $1.7939 per unit. The conversion price for each class of redeemable convertible preferred units is subject to adjustments for any subdivision or combination of common units, reclassification, exchange and substitution of the redeemable convertible preferred units into the same or a different number of securities, and applicable dilutive issuances, in effect on the date of the conversion. However, any adjustments made to the conversion price of the redeemable convertible preferred units may be waived either prospectively or retroactively and either generally or in a particular instance, by written consent of holders of 55% or more of the respective series of redeemable convertible preferred units then issued and outstanding, voting together as a single class, on an as-converted basis.
Under the terms of the Company’s LLC Agreement, Redeemable Convertible Preferred Units shall automatically be converted into common units upon the occurrence of specific events, including a firm commitment underwriting public offering (“Qualified Public Offering”) with aggregate net proceeds of not less than $100,000,000 and the price offered for each Series C preferred unit, is at least equal to one and one-half multiplied by the Series C preferred issue price (subject to adjustments for distributions, splits, combinations and similar events) or (ii) the written consent of the holders of a majority of the outstanding units of such series of redeemable convertible preferred units.
Pursuant to the terms of the Amended LLC Agreement, the Company’s Redeemable Convertible Preferred Units will be converted into Class B common units and the definition of Qualified Public Offering was expanded to also include a deSPAC transaction. There were no changes to the conversion prices or automatic conversion features.
Redemption
Certain investors holding the majority of the Series B preferred units, Series B-2 preferred units, and Series C preferred units hold the right to elect to require the Company to redeem all or a portion of such units by providing written request delivered any time on or after October 22, 2022 and such time as no senior secured convertible D-1 and D-2 notes remain outstanding. The same right will be held by the Series D-1 and D-2 preferred units, if any senior secured convertible D-1 and D-2 notes are converted. Such election is to be made in writing by the holders of the respective redeemable convertible preferred units, detailing the number of Series B preferred units, Series B-2 preferred units, Series C preferred units, Series D-1 preferred units, and Series D-2 preferred units to be redeemed (“Redemption Triggering Notice”). Upon delivery of a Redemption Trigger Notice by the holders of redeemable convertible preferred units with redemption rights, each holder of Series A preferred units, Series B preferred units, Series B-2 preferred units, Series C preferred units, Series C-1 preferred units, and Series C-2 preferred units, Series D-1 preferred units and Series D-2 preferred units can elect to redeem all or a portion of the holder’s preferred units on a pari passu basis with the Series B preferred units, Series B-2 preferred units, Series C preferred units,

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
Series D-1 preferred units and Series D-2 preferred units initially redeemed (“tag along rights”). After the initial redemption, each redeemable convertible preferred unit holder could require the Company to redeem, out of all available assets of the Company, all or a portion of the redeemable convertible preferred units held by such preferred unit holder which had not been converted into common units in accordance with the terms of the agreement. The Company shall redeem the respective redeemable convertible preferred units by paying in cash the amount equal to or greater of the preferred unit issue price plus an amount equal to the preferred unpaid return and the fair market value in respect of such redeemable convertible preferred unit. The Redeemable Convertible Preferred Units have been adjusted to their maximum redemption value at the end of each reporting period.
Preferred Unit Warrants
In connection with the termination of the Company’s Facility B Convertible Term Loan, on November 6, 2019, the Company issued Series A preferred unit warrants (the “Series A Preferred Unit Warrants”), which allowed the holder to purchase 5,000,000 units of the Company’s Series A preferred units with an exercise price of $1.00 per Series A preferred unit. The warrants had an expiration date of September 30, 2020. The fair value of the warrants on the issuance date of $2.1 million was recorded as a loss on debt extinguishment with a corresponding amount recorded to Accrued expenses and other current liabilities in the consolidated balance sheets. The warrants were initially recorded as a warrant derivative liability due to the underlying Series A preferred units being classified as temporary equity and measured at fair value each reporting date. The warrants are measured at fair value each period with changes in fair value recorded in Other income (expense), net in the consolidated statements of operations. On September 2, 2020, the Series A Preferred Unit Warrants were cashless exercised for 3,107,279 Series A preferred units. Upon exercise, the Company reclassified the related warrant derivative liability to the Series A preferred unit balance in temporary equity on the consolidated balance sheet.
Common Units
As of December 31, 2020, the Company is authorized to issue 3,250,000,000 common units. The Company had 176,824,152 common units issued and outstanding as of December 31, 2020 and 2019, respectively. Each common unit entitles the holder to one vote on all matters subject to vote by the unit holders.
The Company had Class B common units reserved for issuance as follows (in thousands):
	As of December 31,
	2020	2019
Conversion of outstanding Redeemable Convertible Preferred Units	292,201	288,798
Unit appreciation rights issued and outstanding	13,345	17,358
Series A preferred unit warrants outstanding	—	5,000
Conversion of Series D-1 convertible notes	114,820	—
Exercise and conversion of common unit warrants	7,453	7,453
Total	427,819	318,609
Common Unit Warrants
On September 9, 2015, the Company issued an investor, in connection with a borrowing arrangement, common unit warrants to purchase 937,077 common units at an exercise price of less than $0.01 per unit. Additionally, on March 28, 2017, the Company issued the investor additional common unit warrants to purchase up to an additional 1,086,000 of common units at an exercise price of $0.01 per unit. The common unit warrants expire on September 9, 2022 and March, 28, 2026, respectively. These warrants are classified within permanent equity. Upon expiration or other certain events, these warrants will automatically convert into common units, as stipulated in the warrant agreement.
On December 31, 2015, the Company issued a certain investor, in connection with the issuance of the Series A preferred units, common unit warrants to purchase 5,430,000 common units at an exercise price of

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
less than $0.01 per unit. The common unit warrants expire on December 31, 2025. These warrants are liability classified under ASC 815-40, Contracts in Entity’s Own Equity, as the warrants contain certain provisions that result in the holder receiving additional common units upon exercise as a result of the Company issuing any equity securities after the initial issuance of the warrants. The warrant derivative liability is recorded in Accrued expenses and other current liabilities on the consolidated balance sheets. The warrants will continue to be measured at fair value each period until exercised. If the Holder has not exercised the warrants prior to the closing of a Deemed Liquidation Event or an initial public offering or as of the expiration date, then the Warrants will be deemed to be exercised in full through a cashless exercise, in which case the holder would receive upon such exercise the net number of common units, determined taking into account the fair market value of the common unit, exercise price of warrants, and the number of common units that would be issuable upon exercise of the warrants.
Note 12 — Equity-Based Compensation
Equity Incentive Plans
2016 Equity Incentive Plan
In 2016, the Company adopted the Vacasa LLC 2016 Equity Compensation Incentive Plan (the “2016 plan”). A total of 20,000,000 common units are reserved for issuance under the 2016 plan. As of December 31, 2020, 6,655,486 common units remained available for issuance under the 2016 plan. The 2016 plan provides for the issuance of unit appreciation rights (“UARs”) and incentive units. Upon completion of the Reorganization on May 21, 2020 described in Note 2 — Significant accounting policies, the 2016 plan and all outstanding awards granted under the 2016 plan were assumed by the Company. The plan was renamed to the Vacasa Holdings LLC 2016 Equity Compensation Incentive Plan. No changes were made to the terms of the granted awards assumed under the 2016 plan.
Unit Appreciation Rights
Unit appreciation rights (“UARs”) represent the right to receive the gain in the fair market value of a common unit of the Company between the grant date of the UAR and the exercise date for the number of units to which the right is exercised. Upon exercise, at the discretion of the Company, the increase in fair value may be paid in the combination of cash (or cash equivalents), common units, or other property. The Company accounts for the awards as equity awards, as the Company has the intent and ability to settle such awards in common units.
The UARs vest upon the satisfaction of both a service-based and a liquidity-event performance-based requirement. The service-based vesting condition for the awards is generally satisfied over four years. The liquidity-based vesting condition is satisfied upon (i) a change in control or (ii) six (6) months following an initial public offering (IPO) as defined in the Company’s incentive plan. The UARs vest on the first date upon which both the service-based and liquidity-event performance-based requirements are satisfied. To exercise a UAR, the holder must provide notice of exercise in accordance with the award agreement. The UARs have a term of 10 years from the date of grant. The Company accounts for forfeitures as they occur.
As of December 31, 2020 and 2019, the Company concluded that the liquidity-event performance-based vesting condition had not been met nor was it probable of being satisfied. As a result, the Company has not recorded any equity-based compensation expense to date for any UARs with a liquidity-event performance-based vesting condition. In the period in which the liquidity-event performance-based condition becomes probable, the Company will record a cumulative catch-up expense for the service period completed to such date and will begin recording equity-based compensation expense using the accelerated attribution method, net of forfeitures, based on the grant-date fair value of the UARs for awards where the service period is not complete. As of December 31, 2020, total unrecognized equity-based compensation expense for the UAR awards with both a liquidity-event performance-based vesting condition and service-based vesting condition was $0.6 million. The unrecognized equity-based compensation will be recognized upon both the liquidity-event performance-based vesting conditions and service-based conditions being met.
The fair value of the UARs granted have been estimated using an option-pricing model with the following assumption ranges:

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
	Year Ended December 31,
	2020	2019
Expected volatility	36.2% – 45.6%	31.0% – 32.4%
Dividend yield	—%	—%
Expected term (in years)	2.3 — 3.1	3.0
Risk-free rate	0.1% — 0.2%	1.5% — 2.5%
Marketability discount	23.4% — 39.7%	29.1% — 29.9%
A summary of UAR activity was as follows:
Unit Appreciation Rights	Units (000s)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)
Balance as of December 31, 2019	17,358	$1.07	7
Granted	2,451	$1.13
Forfeited or expired	(6,464)	$1.10
Balance as of December 31, 2020	13,345	$1.07	7
The following table summarizes information regarding UARs granted during each period:
	Years Ended December 31,
	2020	2019
Number of UARs granted (000s)	2,451	4,988
Weighted average grant-date fair value per UAR	$0.16	$0.04
Profit Interest Units (Employee Equity Units)
On May 21, 2020, the Company’s board of directors formed Vacasa Employee Holdings LLC (“Employee Holdings LLC”) which was established to issue profit interest units to certain executives and board members in Employee Holdings LLC. When profit interest units of Employee Holdings LLC are issued to certain employees and board members of the Company, the Company issues a corresponding profit interest unit in the form of Employee Equity Units to Employee Holdings LLC. The cancellation or forfeiture of any Employee Holdings’ profit interest units automatically results in a decrease in an equal number of the Company’s Employee Equity Units. The Company accounts for forfeitures as they occur. A holder of a vested profit interest unit participates in excess earnings of the Company above the established participation threshold per the amended and restated LLC agreement of the Company. As of December 31, 2020, 25,958,026 Employee Equity Units remained available for issuance, respectively.
Employee Equity Units are subject to a time-based vesting condition. The time-based vesting condition is generally over four years with 25% vesting on the one year anniversary of the vesting commencement date of the award, followed by 1/48th of the remaining units vesting monthly over three years. The fair value of each grant was estimated on the date of the award using an option pricing model with the following assumption ranges:
Year Ended December 31,
2020
Expected volatility	36.2% – 45.6%
Dividend yield	—%
Expected term (in years)	2.3 – 3.1
Risk free rate	0.1% – 0.2%
Marketability discount	23.4% – 39.7%
A summary of Employee Equity Units is as follows:

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
	Number of Units (000s)	Weighted-Average Grant Date Fair Value
Unvested balance as of December 31, 2019	—	$—
Units granted	34,042	$0.26
Units vested	(14,272)	$0.23
Units forfeited or cancelled	—	$—
Unvested balance as of December 31, 2020	19,770	$0.29
As of December 31, 2020, there was $5.6 million of unrecognized compensation expense related to unvested Employee Equity Units, which is expected to be recognized over a weighted-average period of 2 years.
As noted above, the Company estimated the fair value of the Employee Equity Units on the date of grant using an option pricing model which uses the expected option term, unit price volatility and the risk-free interest rate. The expected option term assumption reflects the period for which the Company believes the awards will remain outstanding. The Company’s computation of expected volatility is based on the historical volatility of selected comparable publicly traded companies over a period equal to the expected term of the award. The risk-free interest rate reflects the U.S. Treasury yield curve for a similar instrument with the same expected term in effect at the time of the grant.
Equity-Based Compensation Expense
The Company classifies equity-based compensation expense in its consolidated statements of operations in the same manner in which the award recipient’s salary and related costs are classified or in which the award recipient’s service payments are classified. The Company recorded equity-based compensation expense for the periods presented in the consolidated statements of operations as follows (in thousands):
	Years Ended December 31,
	2020	2019
Cost of revenue	$—	$—
Operations and support	252	—
Technology and development	641	—
Sales and marketing	372	—
General and administrative	2,084	69
Total equity-based compensation expense	$3,349	$69
Note 13 — Net Loss Per Common Unit
The Company uses the two-class method when computing net loss per common unit as the Company’s redeemable convertible preferred units meet the definition of a participating security. The two-class method determines net loss per common unit and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings. The two-class method requires earnings available to common unit holders for the period to be allocated between common unit and participating securities based upon their respective rights to receive dividends as if all earnings for the period had been distributed. Accordingly, in periods in which the Company reports a net loss or a net loss attributable to common units resulting from preferred unit dividends, net losses are not allocated to participating securities. The Company reported a net loss attributable to common unit holders for all periods presented.
Basic net loss per common unit is computed by dividing the net loss attributable to common unit holders by the weighted-average number of units of common units outstanding for the period. The diluted net loss per common unit is computed by giving effect to all potentially dilutive securities outstanding for the period. For periods in which the Company reports net losses, diluted net loss per unit attributable to common unit holders is the same as basic net loss per unit attributable to common unit holders, because potentially dilutive common units are anti-dilutive.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
The following table presents the calculation of basic and diluted net loss per unit (in thousands, except per unit data):
	Year Ended December 31,
	2020	2019
Numerator
Net loss	$(92,338)	$(84,872)
Remeasurement of redeemable convertible preferred units	(202,433)	(42,186)
Net loss attributable to common units	$(294,771)	$(127,058)
Denominator
Weighted average units used to compute net loss per unit attributable to common units – basic and diluted	176,824	173,408
Net loss per common unit, basic and diluted	$(1.67)	$(0.73)
As of December 31, 2020 and 2019, UARs to be settled in up to 13,344,514 and 17,358,445 common units, respectively were excluded from the table below because the units are subject to performance conditions that were not archived as of this date. The following outstanding units of common stock equivalents were excluded from the computation of the diluted net loss per unit for the periods presented because their effect would have been anti-dilutive (in thousands):
	Year Ended December 31,
	2020	2019
Common unit warrants outstanding	7,453	7,453
Series A preferred unit warrants outstanding	—	5,000
Conversion of Series D-1 convertible notes	114,820	—
Redeemable convertible preferred units outstanding	292,201	288,798
Total	414,474	301,251
Note 14 — Commitments and Contingencies
Leases
See Note 7 — Leases.
Regulatory Matters and Legal Proceedings
The Company’s operations are subject to dynamic regulatory laws, varying by jurisdiction. In addition, the Company has been and is currently a party to various legal proceedings, including employment and general litigation matters, which arise in the ordinary course of business. Such proceedings and claims can require the expenditure of significant company resources, both financial and operational.
Regulatory Matters
The Company’s core business operations consist of the management of short-term vacation rental stays, with such operations subject to local city and county ordinances, together with various state, U.S. and foreign laws, rules and regulations. Such laws are complex and subject to change, and in several instances, jurisdictions have yet to codify or implement applicable laws. Other ancillary components of the Company’s business activities include the management of long-term rental stays, HOA management and real estate activity. In addition to laws governing the aforementioned business lines, the Company must comply with laws in relation to travel, tax, privacy and data protection, intellectual property, competition, health and safety, consumer protection, employment and many others. These business operations expose the Company to inquiries and potential claims related to its compliance with applicable laws and regulations. Given the shifting landscape with respect to the short-term rental laws, changes in law or the implementation of new laws could have a material impact on the Company’s business.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
Tax Matters
Some states and localities in the United States and elsewhere in the world impose transient occupancy or lodging accommodations taxes (“Lodging Taxes”) on the use or occupancy of lodging accommodations or other traveler services. The Company collects and remits Lodging Taxes in around 1,000 jurisdictions on behalf of its hosts. Such Lodging Taxes are generally remitted to tax jurisdictions within a 30 day period following the end of each month, quarter, or year end.
As of December 31, 2020 and 2019, the Company had an obligation to remit Lodging Taxes collected from guests who had stayed in these jurisdictions totaling $9.1 million and $5.3 million, respectively. These payables are recorded in Hospitality and sales taxes payable on the consolidated balance sheets.
The Company’s potential obligations with respect to Lodging Taxes could be affected by various factors, which include, but are not limited to, whether the Company determines, or any tax authority asserts, that the Company has a responsibility to collect lodging and related taxes on either historical or future transactions or by the introduction of new ordinances and taxes which subject the Company’s operations to such taxes. The Company is under audit and inquiry by various domestic and foreign tax authorities with regard to non-income tax matters. The subject matter of these contingent liabilities primarily arises from the Company’s transactions with its homeowners, guests, and service contracts. The disputes involve the applicability of transactional taxes (such as sales, value-added, information reporting, and similar taxes) to services provided. The Company has estimated liabilities in a certain number of jurisdictions with respect to state, city, and local taxes related to lodging where management believes it is probable that the Company has additional liabilities, and the related amounts can be reasonably estimated. As of December 31, 2020 and 2019, accrued obligations related to these estimated taxes, including estimated penalties and interest, totaled $7.6 million and $2.8 million, respectively. Due to the inherent complexity and uncertainty of these matters and judicial processes in certain jurisdictions, the final outcomes may exceed the estimated liabilities recorded.
Refer to Note 10 — Income Taxes, for further discussion on other tax matters.
Litigation
The Company has been and is currently involved in litigation and legal proceedings and subject to legal claims in the ordinary course of business. These include legal claims asserting, among other things, commercial, competition, tax, employment, pricing, discrimination, consumer, personal injury, and property rights. As of December 31, 2020 and as of the filing of these financial statements, the Company was not involved in any material legal proceedings.
In the future, we may become party to additional legal proceedings that may subject the Company to monetary damage awards, fines, penalties, and/or injunctive orders. Furthermore, the outcome of these matters could materially adversely affect the Company’s business, results of operations, and financial condition. The outcomes of legal proceedings are inherently unpredictable and subject to significant judgment to determine the likelihood and amount of loss related to such matters. While it is not possible to determine the outcomes, the Company believes based on its current knowledge that the resolution of all such pending matters will not, either individually or in the aggregate, have a material adverse effect on the Company’s business, results of operations, financial condition, or cash flows.
The Company establishes an accrued liability for loss contingencies related to legal matters when a loss is both probable and reasonably estimable. These accruals represent management’s best estimate of probable losses. Such currently accrued amounts are not material to the Company’s consolidated financial statements. However, management’s views and estimates related to these matters may change in the future, as new events and circumstances arise and the matters continue to develop. Until the final resolution of legal matters, there may be an exposure to losses in excess of the amounts accrued. With respect to outstanding legal matters, based on current knowledge, the amount or range of reasonably possible loss will not, either individually or in the aggregate, have a material adverse effect on the Company’s business, results of operations, financial condition, or cash flows. Legal fees are expensed as incurred.

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Homeowner Protection Coverage
The Company offers an Accommodations Protection Program (the “Program”) that covers the Company and the homeowner for up to $1 million per occurrence for liability arising from bodily injury or property damage suffered by a guest or a guest’s invitees at a vacation rental property managed by the Company. The Program also covers up to $1 million per occurrence for guest-caused damage to a covered property and up to $20,000 per occurrence for damage to contents. Program coverage applies only to covered incidents that occur during the period of a confirmed rental reservation for the property that is booked through the Company. The Program is administered by a third-party insurer under a commercial liability insurance policy and is subject to the policy terms and Program rules that are in effect at the time of an occurrence. The Program includes various market-standard conditions, limitations, and exclusions. Homeowners who sign a new vacation rental services agreement with the Company are automatically enrolled in the Program and charged a fixed amount per night of each confirmed vacation rental stay. A homeowner may opt out of the Program at any time by obtaining insurance coverage that covers use of the home as a vacation rental and completing an opt-out form. If an owner opts out of the Program, the homeowner’s insurance policies become primary for all occurrences and incidents that happen in or about the home.
Indemnification
As a matter of ordinary course, the Company provides indemnification clauses in commercial agreements where appropriate, in accordance with industry standard. As a result, the Company may be obligated to indemnify third parties for losses or damages incurred in connection with the Company’s operations or its non-compliance with contractual obligations. Additionally, the Company has entered into indemnification agreements with its officers and directors and its operating agreement contains certain indemnification obligations for officers and directors. It is not possible to determine the aggregate maximum potential loss pursuant to the aforementioned indemnification provisions and obligations due to the unique facts and circumstances involved in each particular situation.
Note 15 — Subsequent Events
The Company has evaluated subsequent events through May 12, 2021, which represents the date the annual consolidated financial statements were available for issuance.
On April 1, 2021, the Company completed the strategic acquisition of TurnKey Vacation Rentals, Inc. (“TurnKey”), a provider of property management and marketing services for residential real estate owners in the United States. The acquisition of TurnKey expands the Company’s footprint of vacation properties under management in current and adjacent markets. Pursuant to the acquisition agreement, the Company acquired the operations of TurnKey for cash consideration of $45 million and common units with a fair value of approximately $405 million. The purchase price is subject to adjustment for certain working capital adjustments and post-closing adjustments. The Company will account for this acquisition in accordance with ASC 805, Business Combinations, which requires the assets acquired and the liabilities assumed to be measured at fair value at the date of the acquisition. The initial accounting and fair value measurements of the purchase consideration transferred, assets acquired, and liabilities assumed necessary to develop the purchase price allocation are not yet completed. The Company expects to record a material amount of intangible assets, primarily homeowner contracts, and goodwill in the second quarter of 2021.
On April 1, 2021, the Company amended and restated its limited liability company agreement (“LLC agreement”) to create new classes of common units including Class A common units, Class B common units and Class C common units. Additionally the Company created Class B Employee Equity Units and Class C Employee Equity Units. The Company is authorized to issue 161,518,057 of Class A common units, 3,250,000,000 Class B common units, 60,000,000 Class B Employee Equity Units, zero Class C common units, and 21,411,801 Class C Employee Equity Units. The Company’s previously outstanding common units and Employee Equity Units were converted into Class B common units and Class B Employee Equity Units on a 1:1 basis. No changes were made to the total number of authorized and outstanding convertible redeemable preferred units, common unit warrants or UARs outstanding. The Company’s Redeemable Convertible Preferred Units, common unit warrants and UARs will convert into Class B common units. The historical investors of TurnKey received 161,518,057 Class A common units in connection with the

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business acquisition described above. Each Class A, Class B and Class C common unit entitles the holder to one vote on all matters subject to vote by the unit holders. The Company’s Redeemable Convertible Preferred Units vote on an as-converted basis with the Class A, Class B and Class C common units.
Additionally, upon closing of the TurnKey acquisition, the Company amended its LLC agreement to remove the redemption provisions that allowed the holders of the majority of the Company’s redeemable convertible preferred units to require the Company to redeem all or a portion of such units for cash or other assets of the Company on or after October 22, 2022 and such time as no senior secured convertible D-1 and D-2 notes remain outstanding. As a result of the modification, the Company’s convertible redeemable preferred units will no longer be recorded at their maximum redemption value at the end of each reporting period. The Company will continue to record the convertible redeemable preferred units in temporary equity due to liquidation rights that are not solely in control of the Company.

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Vacasa Holdings LLC
Condensed Consolidated Balance Sheets
(in thousands, except unit data)
(unaudited)
	As of September 30,	As of December 31,
	2021	2020
Assets
Current assets:
Cash and cash equivalents	$150,417	$218,484
Restricted cash	135,079	72,528
Accounts receivable, net	44,299	10,161
Prepaid expenses and other current assets	21,091	10,191
Total current assets	350,886	311,364
Property and equipment, net	62,977	65,087
Intangibles, net	217,204	77,426
Goodwill	709,962	121,487
Other long-term assets	13,090	11,888
Total assets	$1,354,119	$587,252
Liabilities, Redeemable Convertible Preferred Units, and Members’ Deficit
Current liabilities:
Accounts payable	$36,747	$15,648
Funds payable to owners	175,249	92,707
Hospitality and sales taxes payable	42,348	20,721
Deferred revenue	77,654	49,992
Future stay credits	32,517	35,140
Accrued expenses and other current liabilities	85,925	44,022
Total current liabilities	450,440	258,230
Long-term debt, net of current portion	118,057	111,689
Other long-term liabilities	47,958	22,204
Total liabilities	$616,455	$392,123
Commitments and contingencies (Note 13)
Redeemable convertible preferred units; 744,886,638 units authorized as of September 30, 2021 and December 31, 2020, respectively; 267,688,054 units issued and outstanding as of September 30, 2021 and December 31, 2020, respectively; aggregate liquidation preference of $593,463 and $572,011 as of September 30, 2021 and December 31, 2020, respectively.	1,198,080	771,979
Members’ deficit:
Class A common units, no par value – 161,518,057 units authorized, 161,518,057 issued and outstanding as of September 30, 2021, no units issued and outstanding as of December 31, 2020. Class B common units, no par value – 3,250,000,000 units authorized, 178,914,360 and 176,824,152 issued and outstanding as of September 30, 2021 and December 31, 2020, respectively.	—	—
Additional paid-in capital	578,238	—
Accumulated deficit	(1,038,694)	(577,091)
Accumulated other comprehensive income	40	241
Total members’ deficit	(460,416)	(576,850)
Total liabilities, redeemable convertible preferred units and members’ deficit	$1,354,119	$587,252
The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

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Vacasa Holdings LLC
Condensed Consolidated Statements of Operations and Comprehensive Income (Loss)
(in thousands except per unit data)
(unaudited)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Revenue	$329,927	$186,126	$696,954	$382,851
Operating costs and expenses:
Cost of revenue, exclusive of depreciation and amortization shown separately below	138,461	82,706	332,455	187,089
Operations and support	55,435	34,719	132,836	87,193
Technology and development	12,332	6,783	30,935	19,452
Sales and marketing	49,943	22,448	114,657	62,735
General and administrative	19,326	15,248	59,672	38,990
Depreciation	4,414	3,936	12,721	11,381
Amortization of intangible assets	13,979	4,844	30,778	14,519
Total operating costs and expenses	293,890	170,684	714,054	421,359
Income (Loss) from operations	36,037	15,442	(17,100)	(38,508)
Interest income	6	15	32	379
Interest expense	(3,313)	(3,143)	(9,219)	(4,772)
Other income (expense), net	150	(2,977)	(10,199)	(4,375)
Income (Loss) before income taxes	32,880	9,337	(36,486)	(47,276)
Income tax benefit (expense)	(76)	79	76	236
Net income (loss)	$32,804	$9,416	$(36,410)	$(47,040)
Less: Remeasurement of redeemable convertible preferred units	—	(51,638)	(426,101)	(45,009)
Less: Undistributed earnings attributable to preferred units	(15,185)	—	—	—
Net income (loss) attributable to common units	$17,619	$(42,222)	$(462,511)	$(92,049)
Net income (loss) per unit attributable to common units:
Basic	$0.05	$(0.24)	$(1.62)	$(0.52)
Diluted	$0.05	$(0.24)	$(1.62)	$(0.52)
Weighted average units used to compute net income (loss) per unit attributable to common units:
Basic	338,566	176,824	285,210	176,824
Diluted	463,792	176,824	285,210	176,824
Net income (loss)	$32,804	$9,416	$(36,410)	$(47,040)
Other comprehensive income (loss):
Foreign currency translation adjustments	$(940)	$(2,361)	$(201)	$210
Comprehensive income (loss)	$31,864	$7,055	$(36,611)	$(46,830)
The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

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Vacasa Holdings LLC
Condensed Consolidated Statements of Cash Flows
(in thousands)
(unaudited)
	Nine Months Ended September 30,
	2021	2020
Cash from operating activities:
Net loss	$(36,410)	$(47,040)
Adjustments to reconcile net loss to net cash provided by operating activities:
Bad debt expense	1,159	4,646
Depreciation	12,721	11,381
Amortization of intangible assets	30,778	14,519
Deferred income taxes	(178)	(417)
Other gains and losses	1,381	790
Fair value adjustment on warrant derivative liabilities	10,317	4,324
Non-cash interest expense	6,221	2,997
Equity-based compensation expense	5,273	1,872
Change in operating assets and liabilities:
Accounts receivable	20,351	4,080
Prepaid expenses and other assets	(10,794)	12,154
Accounts payable	11,028	1,763
Funds payable to owners	17,594	(8,931)
Hospitality and sales taxes payable	9,605	6,009
Deferred revenue and future stay credits	(16,470)	22,007
Accrued expenses and other liabilities	13,714	7,562
Net cash provided by operating activities	76,290	37,716
Cash from investing activities:
Purchases of property and equipment	(3,646)	(1,590)
Cash paid for internally developed software	(4,874)	(6,713)
Cash paid for business combinations, net of cash acquired	(63,477)	(2,141)
Net cash used in investing activities	(71,997)	(10,444)
Cash from financing activities:
Cash paid for business combinations	(9,421)	(7,235)
Proceeds from issuance of long-term debt	—	115,931
Payments on long term debt	(125)	(10,127)
Other financing activities	(179)	(280)
Net cash provided by (used in) financing activities	(9,725)	98,289
Effect of exchange rate fluctuations on cash, cash equivalents, and restricted cash	(84)	(177)
Net increase (decrease) in cash, cash equivalents and restricted cash	(5,516)	125,384
Cash, cash equivalents and restricted cash, beginning of period	291,012	209,489
Cash, cash equivalents and restricted cash, end of period	$285,496	$334,873
Supplemental disclosures of cash flow information:
Cash paid for income taxes, net of refunds	$291	$28
Cash paid for interest	$3,539	$915
Issuance of common units for consideration in a business combination	$573,800	$—
The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

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Vacasa Holdings LLC
Condensed Consolidated Statements of Changes in Redeemable Convertible Preferred Units and Members’ Deficit
(in thousands, except unit data)
(unaudited)
	Redeemable Convertible Preferred Units		Common Units		Additional Paid-In Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Members’ Deficit
	Units	Amount	Units	Amount	Amount	Amount	Amount	Amount
Balance as of December 31, 2020	267,688,054	$771,979	176,824,152	$—	$—	$241	$(577,091)	(576,850)
Issuance of common units for consideration in a business combination			161,518,057	—	573,800			573,800
Equity-based compensation					5,273			5,273
Exercise of equity-based option			70,208	—	73			73
Remeasurement of redeemable convertible preferred units		426,101			(908)		(425,193)	(426,101)
Net exercise of common unit warrants			2,020,000	—				—
Foreign currency translation adjustments						(201)		(201)
Net income (loss)							(36,410)	(36,410)
Balance as of September 30, 2021	267,688,054	$1,198,080	340,432,417	$—	$578,238	$40	$(1,038,694)	$(460,416)
Balance as of June 30, 2021	267,688,054	$1,198,080	338,412,417	$—	$575,966	$980	$(1,071,498)	$(494,552)
Equity-based compensation					2,272			2,272
Net exercise of common unit warrants			2,020,000	—				—
Foreign currency translation adjustments						(940)		(940)
Net income (loss)							32,804	32,804
Balance as of September 30, 2021	267,688,054	$1,198,080	340,432,417	$—	$578,238	$40	$(1,038,694)	$(460,416)
The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

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Vacasa Holdings LLC
Condensed Consolidated Statements of Changes in Redeemable Convertible Preferred Units and Members’ Deficit
(in thousands, except unit data)
(unaudited)
	Redeemable Convertible Preferred Units		Class A and Class B Common Units		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Members’ Deficit
	Units	Amount	Units	Amount	Amount	Amount	Amount	Amount
Balance as of December 31, 2019	264,310,388	$565,005	176,824,152	$—	$—	$554	$(285,669)	$(285,115)
Exercise of Series A preferred unit warrant	3,107,279	4,041						—
Equity-based compensation					1,872			1,872
Remeasurement of redeemable convertible preferred units		45,009			(1,872)		(43,137)	(45,009)
Foreign currency translation adjustments						210		210
Net income (loss)							(47,040)	(47,040)
Balance as of September 30,2020	267,417,667	$614,055	176,824,152	$—	$—	$764	$(375,846)	$(375,082)
Balance as of June 30, 2020	264,310,388	$558,376	176,824,152	$—	$—	$3,125	$(334,806)	$(331,681)
Exercise of Series A preferred unit warrant	3,107,279	4,041						—
Equity-based compensation					1,182			1,182
Remeasurement of redeemable convertible preferred units		51,638			(1,182)		(50,456)	(51,638)
Foreign currency translation adjustments						(2,361)		(2,361)
Net income (loss)							9,416	9,416
Balance as of September 30, 2020	267,417,667	$614,055	176,824,152	$—	$—	$764	$(375,846)	$(375,082)
The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

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Vacasa Holdings LLC
Notes to Condensed Consolidated Financial Statements
(unaudited)
Note 1 — Description of Business
Vacasa Holdings LLC and its Subsidiaries (the “Company”) operate a vertically-integrated vacation rental platform. Homeowners utilize the Company’s technology and services to realize income from their rental assets. Guests from around the world utilize the Company’s technology and services to search and book Vacasa-listed properties in destinations throughout North and Central America. The Company collects nightly rent on behalf of homeowners and earns the majority of its revenue from commissions on rent and from additional reservation-related fees paid by guests when a vacation rental is booked directly through the Company’s website or app or through its distribution partners. The Company is headquartered in Portland, Oregon.
Members’ liability is limited pursuant to the Delaware Limited Liability Company Act.
Note 2 — Significant Accounting Policies
Basis of Presentation
The accompanying interim Condensed Consolidated Financial Statements include the accounts of Vacasa Holdings, LLC and subsidiaries (“Vacasa” or the “Company”). All significant intercompany balances and transactions were eliminated. The Condensed Consolidated Balance Sheet as of December 31, 2020 is derived from the Company’s annual audited Consolidated Financial Statements for the fiscal year ended December 31, 2020, included in the Company’s final proxy statement/prospectus filed with the SEC pursuant to Rule 424(b)(3) on November 10, 2021, which should be read in conjunction with these Condensed Consolidated Financial Statements. These Condensed Consolidated Financial Statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). Certain information in footnote disclosures normally included in annual financial statements was condensed or omitted for the interim periods presented in accordance with accounting principles generally accepted in the United States of America (“GAAP”). In the opinion of management, the interim data includes all adjustments, consisting of normal recurring adjustments, necessary for a fair statement of the results for the interim periods. The interim results of operations and cash flows are not necessarily indicative of those results and cash flows expected for the year.
Reorganization Transaction
The Company began operations in 2009 through its wholly owned subsidiary Vacasa LLC, an Oregon limited liability company. In August 2017, Vacasa LLC was converted to a Delaware limited liability company. On May 20, 2020, Vacasa Holdings LLC, a Delaware limited liability company, was formed. On May 21, 2020, Vacasa LLC, as initial sole member of the Company, pursuant to a Plan of Merger agreement, completed a reorganization of its legal entity structure whereby the existing equity holders of Vacasa LLC, exchanged their ownership interests in Vacasa LLC for proportionate ownership interests in Vacasa Holdings LLC. As a result, Vacasa Holdings LLC became the parent company of Vacasa LLC and its subsidiaries (the “Reorganization”). Prior to the Reorganization, all of the assets and operations of Vacasa Holdings LLC were those of its subsidiary, Vacasa LLC. The Reorganization was accounted for as a transaction between entities under common control, and accordingly, there was no change in the basis of the underlying assets and liabilities. The condensed consolidated financial statements are reflective of the changes that occurred as a result of the Reorganization. Prior to May 21, 2020, the condensed consolidated financial statements of the Company reflect the net assets and operations of Vacasa LLC.
Use of Estimates
The preparation of condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial

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Vacasa Holdings LLC
Notes to Condensed Consolidated Financial Statements
(unaudited)
statements and the amounts of revenue and expenses during the reporting period. Significant estimates and assumptions reflected in the condensed consolidated financial statements include, but are not limited to, the useful lives of property and equipment and intangibles assets, allowance for doubtful accounts, valuation of assets acquired and liabilities assumed in business acquisitions and related contingent consideration, valuation of warrants, valuation of redeemable convertible preferred units, equity-based compensation, and evaluation of recoverability of long-lived assets. Actual results may differ materially from such estimates. Management believes that the estimates, and judgments upon which they rely, are reasonable based upon information available to them at the time that these estimates and judgments are made. To the extent that there are material differences between these estimates and actual results, the Company’s condensed consolidated financial statements will be affected.
COVID-19 Impacts
In December 2019, a novel strain of coronavirus disease (“COVID-19”) was reported and in March 2020, the World Health Organization characterized COVID-19 as a global pandemic. The COVID-19 pandemic has forced international, federal, state, and local governments to enforce prohibitions of non-essential activities. Beginning at the end of the Company’s first quarter of 2020, the Company experienced a significant decline in revenue resulting from a decrease in bookings and an increase in cancellations, which in turn impacted nights sold. Due to the impact that the reduction in bookings initially had on its financial condition, $108.1 million of Senior Secured Convertible Notes were issued to provide for liquidity and fund other general corporate initiatives. See additional information as described in Note 9 — Debt. The Company also took steps to mitigate the adverse impacts from the COVID-19 pandemic through cost reduction measures including lower discretionary and overhead spending, as well as temporary employee furloughs, which primarily occurred in the second quarter of fiscal 2020. In May 2020, the Company initiated an internal reorganization and reduction of its workforce, primarily in North America, resulting in the elimination of approximately 850 positions. During the three months ended September 30, 2020, there were no charges recorded as a result of these reductions. During the nine months ended September 30, 2020, charges recorded as a result of these reductions were $5.0 million, of which $1.5 million was recorded to operations and support, $1.2 million to sales & marketing, $1.1 million to general and administrative expenses, $1.0 million to technology and development, and $0.2 million to cost of revenue in the condensed consolidated statement of operations.
The Coronavirus Aid, Relief and Economic Security Act (“CARES Act”) was signed into law on March 27, 2020. The Company analyzed the various income tax and non-income tax provisions of the CARES Act based on currently available technical guidance and determined that aside from an impact to the timing of cash flows, there is no material impact to the Company’s condensed consolidated financial statements. Specifically, as it relates to the Company, the CARES Act allows for deferred payment of the employer-paid portion of social security taxes through the end of 2020, with 50% due on December 31, 2021 and the remainder due on December 31, 2022. For the year ended December 31, 2020, the Company deferred approximately $7.6 million of the employer-paid portion of social security taxes. As of September 30, 2021 and December 31, 2020, the current portion of $3.8 million is included in accrued expenses and other current liabilities and the non-current portion of $3.8 million is included in other long-term liabilities on the condensed consolidated balance sheets. The Company will continue to assess the effect of the CARES Act and ongoing other government legislation related to the COVID-19 pandemic that may be issued.
The Canada Emergency Wage Subsidy (CEWS) was announced on March 27, 2020. Under this program, qualifying businesses can receive a subsidy for up to 75% of their employees’ wages, subject to certain limitations. For the three and nine months ended September 30, 2021, the Company received $0.4 million and $1.6 million, respectively, of wage subsidy from the Canadian government as part of the CEWS. For the three and nine months ended September 30, 2020, the Company received $0.7 million and $0.9 million, respectively, of wage subsidy from the Canadian government as part of the CEWS. These subsidies are included in operating costs and expenses in the condensed consolidated statement of operations.

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Vacasa Holdings LLC
Notes to Condensed Consolidated Financial Statements
(unaudited)
Exit from European and Latin America Operations
In addition to the specific responses to COVID-19 above, in the second half of the year ended December 31, 2020, the Company’s management made the decision to realign the Company’s business and strategic priorities which resulted in the wind-down of a significant portion of the Company’s international operations by December 31, 2020. While some of these activities continued into 2021, the majority of these actions were completed by December 31, 2020. As of December 31, 2020, the Company had accrued restructuring charges related to the internal reorganization and restructuring actions of $2.2 million, primarily consisting of accrued severance included in accrued expenses and other current liabilities on the condensed consolidated balance sheets. As of September 30, 2021, the accrued restructuring charges related to the internal reorganization and restructuring actions were not material.
Segments
Operating segments are defined as components of an entity for which discrete financial information is available and is regularly reviewed by the Chief Operating Decision Maker (“CODM”) in deciding how to allocate resources to an individual segment and in assessing performance. The Company’s Chief Executive Officer is the Company’s CODM. The CODM reviews financial information on a condensed consolidated basis for purposes of making operating decisions, allocating resources and evaluating financial performance. As such, the Company has determined that it operates one reportable segment.
The majority of the Company’s revenue is earned in the United States. The Company’s revenues earned outside of the United States did not exceed 10% of total revenues for the three and nine month periods ended September 30, 2021 and 2020, respectively. Long-lived assets by geographical location is based on the location of the legal entity that owns the asset. As of September 30, 2021 and December 31, 2020, the majority of the Company’s long-lived assets were located in the United States.
Cash, Cash Equivalents and Restricted Cash
Cash includes demand deposits with banks and financial institutions, as well as cash in transit from payment processors. Cash equivalents includes short-term, highly liquid securities, including money market funds and term deposit investments with maturities of 90 days or less when purchased and their carrying values approximate fair value due to their short-term nature. The Company generally places its cash, cash equivalents, and restricted cash with major financial institutions deemed to be of high-credit-quality in order to limit its credit exposure. The Company maintains its cash accounts with financial institutions where, at times, deposits exceed federal insurance limits. Restricted cash primarily represents payments made by guests in advance of reservations that are required to be held in escrow accounts until the rescission period expires in accordance with U.S. state regulations. The following table reconciles cash, cash equivalents and restricted cash reported on the Company’s condensed consolidated balance sheets to the total amount of cash, cash equivalents and restricted cash presented on the condensed consolidated statement of cash flows (in thousands):
	As of September 30,	As of December 31,
	2021	2020
Cash and Cash Equivalents	$150,417	$218,484
Restricted Cash	135,079	72,528
Total	$285,496	$291,012
Accounts Receivable, net
Accounts receivable, net primarily represents amounts owed by homeowners for reimbursable expenses incurred by the Company in accordance with the homeowner contract, amounts owed the Company from

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Vacasa Holdings LLC
Notes to Condensed Consolidated Financial Statements
(unaudited)
third-party distribution partners, acting as a merchant of record, for guest stays that have commenced, and amounts owed from the community and homeowner associations for services provided. The allowance for doubtful accounts is estimated based on historical experience, aging of the receivable, the counterparty’s ability to pay, condition of general economy and industry, and other factors. The allowance for doubtful accounts reflects the Company’s best estimate of probable losses inherent in the accounts receivable balance. Accounts receivable deemed uncollectible are charged against the allowance for doubtful accounts when identified.
As of September 30, 2021 and December 31, 2020, the Company’s allowance for doubtful accounts was $9.2 million and $8.9 million, respectively. Bad debt expense for the three and nine months ended September 30, 2021 was $(0.2) million and $1.2 million, respectively. Bad debt expense for the three and nine months ended September 30, 2020 was $3.4 million and $4.6 million, respectively. Bad debt expense is recorded as a component of general and administrative expense in the condensed consolidated statements of operations.
Property and Equipment, net
Property and equipment are stated at cost or at fair value for assets acquired as part of a business combination. Costs of maintenance and repairs that do not improve or extend the useful lives of assets are expensed as incurred.
Property and equipment includes capitalized costs related to the development of the Company’s technology platform, mobile apps, and marketplace. Software development costs related to software developed or modified solely to meet the Company’s internal requirements, with no substantive plans to market such software at the time of development, are capitalized during the application development stage of the project. Costs incurred during the preliminary planning and evaluation stage of the project and during the post implementation operational stage are expensed as incurred. Additionally, the Company capitalizes qualifying costs incurred for upgrades and enhancements that result in additional functionality to existing software. Depreciation of such costs begins when the project milestones are substantially complete and software is ready for its intended use.
Depreciation of property and equipment is calculated using the straight-line method over the estimated useful lives of the assets. Upon retirement or sale, the cost and related accumulated depreciation are removed from the condensed consolidated balance sheet and the resulting gain or loss is recorded as a component of General and administrative expense in the condensed consolidated statements of operations. Gains and losses on disposal of assets were not material for the three and nine month periods ended September 30, 2021 and 2020, respectively.
Intangible Assets, net
The Company’s intangible assets consist primarily of acquired homeowner contracts, databases, photos and property listings, tradenames, noncompete agreements, and other. Intangible assets are recorded at fair value as of the date of acquisition and are amortized on a straight-line basis over an estimated economic life ranging from 1 to 10 years. The Company reviews definite-lived intangible assets for impairment in accordance with its policy for long-lived assets.
Impairment of Long-lived Assets
The Company evaluates its long-lived assets or asset groups for indicators of possible impairment by comparison of the carrying amount to future net undiscounted cash flows expected to be generated by such asset or asset group and its eventual disposal when events or changes in circumstances indicate the carrying amount of an asset or asset group may not be recoverable. If the carrying value of the long-lived asset is not recoverable on an undiscounted cash flow basis, impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined primarily using the estimated cash flows discounted at a

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Vacasa Holdings LLC
Notes to Condensed Consolidated Financial Statements
(unaudited)
rate commensurate with the risk involved and based on assumptions representative of market participants. Long-lived asset impairments are recorded as a component of General and administrative expenses in the condensed consolidated statement of operations. Long-lived asset impairment losses were not material for the three and nine month periods ended September 30, 2021 and 2020, respectively.
Business Combinations
In accordance with applicable accounting standards, the Company estimates the fair value of assets acquired and liabilities assumed as of the acquisition date of each business combination. Any excess purchase price over the fair value of the net tangible and intangible assets acquired is allocated to goodwill. Management makes certain estimates and assumptions when determining the fair values of assets acquired and liabilities assumed, including intangible assets. Critical estimates in valuing certain intangible assets include but are not limited to future expected cash flows from homeowner contracts, databases, photos and property listings, and trade names, as well as discount rates. At the acquisition date, the Company will also record acquisition related liabilities, if applicable, for any contingent consideration or deferred payments to the seller. Contingent consideration is recorded at fair value on the acquisition date based on Company’s expectation of achieving the contractually defined homeowner contract conversion and retention targets. The fair value of the contingent consideration liabilities, recorded as a component of accrued expenses and other current liabilities and other long-term liabilities on the condensed consolidated balance sheets, are remeasured each reporting period after the acquisition date and any changes in the estimated fair value are reflected as gains or losses in general and administrative expense in the condensed consolidated statement of operations. The deferred payments to sellers are recognized on the acquisition date at fair value by calculating the risk adjusted present value of the deferred cash payments to be made to the seller. The deferred payment to seller balances were $16.4 million and $8.9 million, as of September 30, 2021 and December 31, 2020, respectively, which are recorded as a component of accrued expenses and other current liabilities and other long-term liabilities in the condensed consolidated balance sheets based on the expected timing of settlement.
Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. Any changes to provisional amounts identified during the measurement period are recognized in the reporting period in which the adjustment amounts are determined. Transaction costs associated with business combinations are expensed as incurred.
Goodwill
Goodwill represents the excess of the purchase price over the fair value of net assets acquired in a business combination. The Company has one reporting unit which the Company tests for impairment on the first day of the fourth quarter, or whenever events or changes in circumstances indicate that goodwill might be impaired. The Company reviews goodwill for impairment by initially considering qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill, as a basis for determining whether it is necessary to perform a quantitative analysis. If it is determined that it is more likely than not that the fair value of the reporting unit is less than its carrying amount, a quantitative analysis is performed to identify goodwill impairment. If it is determined that it is not more likely than not that the fair value of the reporting unit is less than its carrying amount, it is unnecessary to perform a quantitative analysis. The Company may elect to bypass the qualitative assessment and proceed directly to performing a quantitative analysis. There were no impairment charges in any of the periods presented in the condensed consolidated financial statements. Refer to Note 6 — Intangible Assets, Net and Goodwill, for additional information.
Loss Contingencies
The Company is subject to legal proceedings and claims that arise in the ordinary course of business. The Company accrues for losses associated with legal claims when such losses are both probable and can

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Vacasa Holdings LLC
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reasonably be estimated. These accruals are adjusted as additional information becomes available or circumstances change.
Leases
The Company accounts for leases under the provisions of Accounting Standards Codification (“ASC)” Topic 840, Leases, which requires that leases be evaluated and classified as operating or capital leases for financial reporting purposes. The terms used for the evaluation include renewal option periods in instances in which the exercise of the renewal option can be reasonably assured and failure to exercise such option would result in an economic penalty. Leases are classified as capital leases whenever the terms of the lease substantially transfer all of the risks and rewards of ownership to the lessee. The Company’s operating leases pertain to the Company’s corporate office locations, field operation locations and vacation properties whereby the Company takes control of a third-party’s property during the lease period for purpose of renting the property on a short-term basis.
The Company recognizes rent expense on operating leases on a straight-line basis over the non-cancellable lease term. Operating leases with landlord-funded leasehold improvements are considered tenant allowances and are amortized as a reduction of rent expense over the non-cancellable lease term. Deferred rent liabilities, which are calculated as the difference between contractual lease payments and the straight-line rent expense, are recorded in other long-term liabilities in the condensed consolidated balance sheets.
Fair Value
The Company measures certain assets and liabilities at fair value on a recurring basis based on an expected exit price, which represents the amount that would be received on the sale of an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The current accounting guidance for fair value measurements defines a three-level valuation hierarchy for disclosures as follows:
Level 1 —  Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 —  Inputs reflect quoted prices for identical assets or liabilities in markets that are not active; quoted prices for similar assets or liabilities in active markets; inputs other than quoted prices that are observable for the assets or liabilities; or inputs that are derived principally from or corroborated by observable market data by correlation or other means.
Level 3 —  Unobservable inputs reflecting the Company’s own assumptions incorporated in valuation techniques used to determine fair value. These assumptions are required to be consistent with market participant assumptions that are reasonably available.
The carrying amounts of certain of the Company’s financial instruments, which include cash equivalents, accounts receivable, net, prepaid expenses and other current assets, accounts payable, and accrued expenses and other current liabilities approximate their fair values due to their short maturities.
Revenue from Contracts with Customers
The Company recognizes revenue in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with its Customers. The Company operates a vertically-integrated vacation rental platform. The Company collects nightly rent on behalf of homeowners and earns the majority of its revenue from commissions on rent and from additional reservation-related fees paid by guests when a vacation rental is booked directly through the Company’s

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Vacasa Holdings LLC
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website or app or through its distribution partners. The majority of the Company’s vacation homes under management are located in the United States. The Company considers both the homeowners and guests to be its customers.
The Company fulfills its obligations to its customers in various ways, depending on the nature of the contract. For all performance obligations, sales taxes are excluded from the transaction price.
Vacation Rental Platform
Under the Company’s homeowner contracts, the Company acts as the sole and exclusive agent on the homeowners’ behalf to perform an integrated agency service that consists of a) acting as the vacation home letting agent and direct intermediary between the homeowner and the guest, b) performing routine care of the vacation property during the stay and upon guest departure, c) 24/7 contact center support for guests and homeowners as well as local operations support, and d) performing inspections, routine maintenance, minor repairs, and inventory management of required supplies of the property. The integrated agency service provided to homeowners represents a single distinct performance obligation.
The Company markets homes on its platform directly on vacasa.com and its guest app, and via its third-party distribution partners. Upon confirmation of a vacation home booking by a guest, the Company, on behalf of a homeowner, agrees to provide use of the vacation home for a specified period of time. At the time of booking, the guest agrees to pay the total booking value which is comprised of the nightly reservation rate, other reservation-related fees, and applicable sales taxes. The transaction price under the homeowner contracts represents variable consideration as the amount to which the Company is entitled depends on the total amount collected for each reservation. The uncertainty associated with the transaction price is generally resolved upon the booking, subject to estimates for cancellations and refunds. In accordance with the Company’s homeowner contracts, the Company earns commission revenue for a portion of the nightly rate and the other reservation-related fees for the integrated agency and guest services rendered.
The total booking value is generally due prior to the commencement of the reservation. The total booking value collected in advance of the reservation is recorded on the balance sheets as funds payable to owners, hospitality and sales taxes payable and deferred revenue in the amount obligated to the homeowner, the taxing authority, and the Company, respectively.
While the guest primarily interacts with the Company as part of the booking process, the homeowner is primarily responsible for fulfilling the promise to the guest, and as a result, the Company recognizes commission revenue net of the amount due to the homeowner under the contract. The performance obligation to provide the integrated agency services and guest services meets the criteria for recognition over time as the homeowner and guest simultaneously receive and consume the benefits from the services. The Company recognizes revenue for these services over the duration of each guest stay. The Company primarily remits payments to the homeowners for the portion of the total booking value obligated to the homeowner for completed guest stays on a monthly basis, except in certain regulated markets in which a portion of the amount obligated to the homeowner is paid in advance.
In the event a booked reservation is cancelled, we may offer a refund or a future stay credit up to the value of the cancelled reservation. Future stay credits are recognized as a liability on our condensed consolidated balance sheets. In certain instances, the Company may also offer a refund related to a completed stay. The Company accounts for these refunds as variable consideration, which results in a reduction to revenue. The estimate for variable consideration was not material for any of the periods presented.
In addition to providing the integrated agency services under the homeowner contract, the Company may also provide home care solutions directly to the homeowner, such as home maintenance and improvement services, linen and towel supply programs, supplemental housekeeping services, and other related services, for a separately agreed upon fee. These services may be provided by Company personnel or by third party contractors acting on the Company’s behalf. The Company recognizes these revenues on a gross basis as the

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Notes to Condensed Consolidated Financial Statements
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Company is primarily responsible for providing these goods and services to the customer. These services represent distinct performance obligations provided to the homeowner as our customer. Fees for home care solutions are generally charged on a monthly basis in accordance with the homeowner contract and may be recognized at that point in time or over the duration of the service provided.
Other Services
In addition to providing vacation rental platform services, the Company provides other services including real estate brokerage and management services to community associations. The purpose of these services is to attract and retain homeowners as customers of the Company’s vacation rental platform.
Under the real estate brokerage services, the Company assists home buyers and sellers in listing, marketing, selling and finding homes. Real estate commissions earned by the Company’s real estate brokerage business are recorded as revenue at a point in time which is upon the closing of a real estate transaction (i.e., purchase or sale of a home). The commissions the Company pays to real estate agents are recognized concurrently with associated revenues and presented as cost of revenue in the condensed consolidated statements of operations.
Under the community association management services, the Company provides common area property management, community governance, and association accounting services to community and homeowner associations in exchange for a management fee and other incrementally billed services. The services represent an individual performance obligation in which the Company has determined its primarily responsible. Revenue is recognized over time as services are rendered for the management fee and incrementally billed services are recognized at a point in time.
Disaggregation of Revenue
A disaggregation of the Company’s revenues by nature of the Company’s performance obligations are as follows (in thousands):
	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Vacation rental platform	$317,691	$176,294	$661,933	$355,869
Other services	12,236	9,832	35,021	26,982
Total	$329,927	$186,126	$696,954	$382,851
Contract Liability Balances
Contract liability balances on the Company’s condensed consolidated balance sheets consist of deferred revenue for amounts collected in advance of a guest-stay, limited to the amount of the booking to which the Company expects to be entitled as revenue. The Company’s deferred revenue balances exclude funds payable to owners and hospitality and sales taxes payable, as those amounts will not result in revenue recognition. Deferred revenue is reduced over the period in which a guest completes a stay and are recognized in revenue. Substantially all of the deferred revenue balances at the end of each fiscal year are expected to be recognized as revenue in the subsequent year.
Costs to Obtain a Contract
The Company capitalizes certain costs it incurs to obtain new homeowner contracts when those costs are expected to be recovered through revenues generated from the contract. Capitalized amounts are amortized on a straight-line basis over the estimated life of the customer through Sales and marketing in the condensed consolidated statement of operations. Costs to obtain a contract capitalized as of September 30, 2021 and December 31, 2020 were $10.2 million and $7.7 million, respectively, and were recorded as a

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Vacasa Holdings LLC
Notes to Condensed Consolidated Financial Statements
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component of Prepaid expenses and other current assets and Other long-term assets in the condensed consolidated balance sheets. The amount of amortization recorded for the three and nine months ended September 30, 2021 was $1.0 million and $2.8 million, respectively. The amount of amortization recorded for the three and nine months ended September 30, 2020 was $0.8 million and $2.3 million, respectively.
Cost of Revenue, Exclusive of Depreciation and Amortization
Cost of revenue, exclusive of depreciation and amortization, consists primarily of employee compensation costs, which includes wages, benefits, and payroll taxes, and outside service costs for housekeeping, home maintenance, payment processing fees for merchant fees and chargebacks, laundry expenses, housekeeping supplies, as well as fixed rent payments on certain owner contracts.
Operations and Support
Operations and support costs consist primarily of compensation costs, which includes wages, benefits, payroll taxes, and equity-based compensation, for employees that support the Company’s local operations teams in the field. Also included is the cost of contact center customer support, both employees and vendors, and the allocation of facilities and certain corporate costs.
Technology and Development
Technology and development expenses consist primarily of compensation costs, which includes wages, benefits, payroll taxes, and equity-based compensation, for salaried employees and payments to contractors, net of capitalized expenses, engaged in the design, development, maintenance and testing of the Company’s platform, including websites, mobile applications, and other products. Costs qualifying for capitalization are recorded as a reduction of our technology and development expenses and are capitalized as internal-use software within property and equipment on the condensed consolidated balance sheets. These assets are depreciated over their estimated useful lives and are reported in depreciation on our condensed consolidated statements of operations. Also included within technology and development are information technology costs to support infrastructure, applications and overall monitoring and security of networks, and other costs including for cloud, licensing and maintenance. Research and development expenses were not material for the three and nine months ended September 30, 2021 and 2020, respectively.
Sales and Marketing
Sales and marketing expenses consist primarily of compensation costs, which includes wages, sales commissions, benefits, payroll taxes, and equity-based compensation for the Company’s sales force and marketing personnel, payments to channel partners for guest reservations, digital and mail-based advertising costs for homeowners, advertising costs for search engine marketing and other digital guest advertising, and brand marketing. The Company expenses advertising and other promotional expenditures as incurred. Advertising expenses for the three and nine month periods ended September 30, 2021 were $5.9 million and $12.9 million, respectively. Advertising expenses for the three and nine month periods ended September 30, 2020 were $1.4 million and $5.2 million, respectively.
General and Administrative
General and administrative expenses primarily consist of personnel related compensation costs, including equity-based compensation, for executive management and administrative employees, including finance and accounting, human resources, communications, and legal, as well as general corporate and director and officer insurance. General and administrative costs also include professional services fees, including accounting, legal and consulting expense, rent expense for corporate facilities and storage, office supplies, and travel and entertainment expenses.

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Vacasa Holdings LLC
Notes to Condensed Consolidated Financial Statements
(unaudited)
Depreciation
Depreciation expense consists of depreciation on capitalized internally developed software costs, furniture and fixtures, buildings and improvements, leasehold improvements, technology software, and computer equipment.
Amortization of Intangible Assets
Amortization of intangible asset expense consists of non-cash amortization expense of the acquired intangible assets, primarily homeowner contracts, which are recognized on a straight-line basis over their estimated useful lives.
Income Taxes
The Company and many of its subsidiaries are limited liability companies taxed as partnerships for which the taxable income or loss is allocated to the members, thus the Company is not subject to income tax. Accordingly, the condensed consolidated financial statements do not include a provision for federal income taxes on the flow-through taxable income or loss from Vacasa Holdings LLC.
Certain of the Company’s operating subsidiaries are considered taxable corporations for U.S. or foreign income tax purposes. Where taxable, the Company accounts for income taxes using the asset and liability method which requires the recognition of deferred tax amounts for the expected future tax consequences of events that have been included in the financial statements and tax carryforwards. Deferred income taxes are recognized by applying enacted statutory tax rates applicable to the year in which the differences are expected to reverse. The deferred tax effect of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefit for which the future realization is not more-likely-than-not based on an evaluation of all available positive and negative evidence.
The tax benefit of an uncertain tax position is recognized only if it is more likely than not to be sustained based solely on its technical merits as of the reporting date. For those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authorities. The Company recognizes future accrued interest and penalties related to unrecognized tax benefits in income tax expense and in tax related liabilities on the balance sheet.
Foreign Currencies
The Company’s reporting currency is the U.S. dollar. Operations in the Company’s subsidiaries outside the United States (U.S.) are recorded in the functional currency of each subsidiary which is determined by a review of the environment where each subsidiary primarily generates and expends cash. The results of operations for the Company’s foreign subsidiaries outside the United States are translated from functional currencies into U.S. dollars using the weighted average currency rate for the period. Assets and liabilities are translated using the period end exchange rates. The U.S. dollar effects that arise from translating the net assets of these subsidiaries are recorded in other comprehensive income (loss).
Recently Adopted Accounting Pronouncements
As an “emerging growth company,” the Jumpstart Our Business Startups Act (the “JOBS Act”), allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. The Company has elected to use this extended transition period under the Jumpstart Our Business Startups Act of 2012. The adoption dates discussed below reflect this election.

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Vacasa Holdings LLC
Notes to Condensed Consolidated Financial Statements
(unaudited)
In August 2018, the FASB issued ASU 2018-15, Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract, which aligns the requirements for capitalizing implementation costs incurred in a cloud computing arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use-software. The updated guidance was effective for the Company beginning January 1, 2021 and did not have a material impact on the Company’s financial statements.
Recently Issued Accounting Pronouncements Not Yet Adopted
In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which has subsequently been amended by ASUs 2018-01, 2018-10, 2018-11, 2018-20, 2019-01, and 2019-10. The guidance requires an entity to recognize a right-of-use asset and lease liability for all leases with terms of more than 12 months. Recognition, measurement and presentation of expenses will depend on classification as a finance or operating lease. The amendments also require certain quantitative and qualitative disclosures about leasing arrangements. The Company expects to adopt the standard using the method of adoption that allow the Company to record the cumulative effect of initially applying the guidance at the beginning of the period of adoption. The guidance also includes a number of optional practical expedients that entities may elect to apply. These practical expedients relate to the identification and classification of leases that commenced before the effective date, initial direct costs for leases that commenced before the effective date and the ability to use hindsight in evaluating lessee options to extend or terminate a lease or to purchase the underlying asset. An entity that elects to apply the practical expedients will, in effect, continue to account for leases that commenced before the effective date in accordance with previous GAAP unless the lease is modified, except that lessees are required to recognize a right-of-use asset and a lease liability for all operating leases based on the present value of the remaining minimum rental payments that were tracked and disclosed under previous GAAP. The updated guidance will be effective for the Company for fiscal years beginning after December 15, 2021, to the extent the Company remains an emerging growth company, as defined in the JOBS Act. While the Company expects adoption of this new standard to materially increase reported assets and liabilities, the Company is currently in the process of evaluating the impact of this new guidance on its condensed consolidated financial statements.
In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which amends guidance on reporting credit losses for assets held at amortized cost basis and available-for-sale debt securities from an incurred loss methodology to an expected loss methodology. For assets held at amortized cost basis, the guidance eliminates the probable initial recognition threshold and instead requires an entity to reflect its current estimate of all expected credit losses. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the assets to present the net amount expected to be collected. For available-for-sale debt securities, credit losses are recorded through an allowance for credit losses, rather than a write-down, limited to the amount by which fair value is below amortized cost. Additional disclosures about significant estimates and credit quality are also required. This ASU has subsequently been amended by ASUs 2018-19, 2019-04, 2019-05, 2019-10, and 2019-11. The amendments are effective for the Company for the annual reporting period beginning January 1, 2023. The Company is currently in the process of evaluating the impact of this new guidance on its condensed consolidated financial statements.
In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. Key changes outlined within the new standard include hybrid tax regimes, intra-period tax allocation exception and interim-period accounting for enacted changes in tax law. Early adoption is permitted, including adoption in any interim period or annual reports for which financial statements have not yet been made available for issuance. The updated guidance will be effective for the Company for fiscal years beginning after December 15, 2021 and interim periods within fiscal years beginning after December 15, 2022, to the extent the Company remains an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012. This ASU will be effective for the Company for the annual reporting period

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Vacasa Holdings LLC
Notes to Condensed Consolidated Financial Statements
(unaudited)
beginning January 1, 2022. The Company is currently in the process of evaluating the impact of this new guidance on its condensed consolidated financial statements.
In August 2020, the FASB issued ASU 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, which simplifies the accounting for convertible instruments by reducing the number of accounting models available for convertible debt instruments. This guidance also eliminates the treasury stock method to calculate diluted earnings per share for convertible instruments and requires the use of the if-converted method. The updated guidance will be effective for the Company for fiscal years and interim periods within fiscal years beginning after December 15, 2023, to the extent the Company remains an emerging growth company, as defined in the JOBS Act. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The Company is currently in the process of evaluating the impact of this new guidance on its condensed consolidated financial statements.
Note 3 — Acquisitions
The Company’s growth strategy includes expanding the number of vacation rental properties on its platform through individual additions, portfolio transactions, and strategic acquisitions. While the Company onboards individual vacation rental properties through its direct sales team, the Company engages in portfolio transactions and strategic acquisitions to onboard multiple homes in a single transaction. Portfolio and strategic acquisitions are generally accounted for as business combinations. The goodwill resulting from portfolio transactions and strategic acquisitions arises largely from synergies expected from combining the operations of the businesses acquired with the Company’s existing operations, as well as from benefits derived from gaining the related assembled workforce.
Nine Months Ended September 30, 2021
On April 1, 2021, the Company completed its strategic acquisition of the operations of TurnKey Vacation Rentals, Inc. (“TurnKey”), a provider of property management and marketing services for residential real estate owners in the United States. The acquisition of the operations of TurnKey expands the Company’s footprint of vacation properties under management in current and adjacent markets. In accordance with the contribution agreement, the Company acquired all of the issued and outstanding equity interests of Turnkey Vacation Rentals LLC, which comprised of all the historical operations of Turnkey. The equity interests were acquired for total purchase consideration of $618.8 million which was comprised of the following (in thousands):
Fair Value
Cash consideration paid to TurnKey Vacation Rentals, Inc.	$45,000
Fair value of Vacasa’s common stock units issued to TurnKey Vacation Rentals, Inc.	573,800
Total purchase consideration	$618,800
The acquisition was accounted for under the acquisition method of accounting. The preliminary fair values assigned to the assets acquired and liabilities assumed were based on the Company’s estimates and assumptions using various market, income, and cost valuation approaches. The following table summarizes the preliminary allocation of fair value of assets acquired and liabilities assumed in the transaction (in thousands):

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Vacasa Holdings LLC
Notes to Condensed Consolidated Financial Statements
(unaudited)
Amount
Cash and cash equivalents	$40,461
Restricted cash	14,444
Accounts receivable, net	3,548
Prepaid expenses and other current assets	7,614
Property and equipment	1,494
Intangible assets	107,600
Total assets acquired	175,161
Accounts payable	(8,446)
Funds payable to owners	(20,393)
Hospitality and sales taxes payable	(5,575)
Deferred revenue	(5,953)
Future stay credits	(10,601)
Accrued expenses and other liabilities	(8,474)
Other long-term liabilities	(5,850)
Total liabilities assumed	(65,292)
Net assets purchased	109,869
Goodwill	508,931
Total purchase consideration	$618,800
The Company’s preliminary identifiable intangible assets acquired consisted of the following as of the acquisition date (in thousands):
	Estimated Useful Life	Fair Value
Homeowner contracts	5 years	$102,300
Database and listings	1 year	$3,400
Trademark, trade name, brand name	1 year	$1,900
Total identifiable intangible assets		$107,600
Goodwill is primarily attributable to the assembled workforce and anticipated synergies and economies of scale expected from the integration of the acquired business. Third party acquisition costs were not material for the three months ended September 30, 2021 and were $7.5 million for the nine months ended September 30, 2021. These costs were expensed as incurred as a component of General and administrative expense in the condensed consolidated statement of operations. The Company’s condensed consolidated financial statements include the accounts of TurnKey starting as of the acquisition date. The purchase price allocation for TurnKey is preliminary, and the Company has not obtained and evaluated all of the detailed information necessary to finalize the opening balance sheet amounts in all respects.
Unaudited Supplemental Pro Forma Information
The pro forma financial information as presented below is for informational purposes only and is not indicative of operations that would have been achieved from the TurnKey acquisition had it occurred at the beginning of fiscal 2020. Supplemental information on an unaudited pro forma basis is as follows (in thousands):

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Vacasa Holdings LLC
Notes to Condensed Consolidated Financial Statements
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	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Revenue	$329,927	$224,569	$728,516	$452,486
Net income (loss)	32,917	8,773	(33,309)	(81,501)
The unaudited pro forma supplemental amounts have been calculated to reflect additional depreciation and amortization expense that would have been charged assuming the fair value adjustments to the acquired assets and assumed liabilities had been applied from the beginning of fiscal 2020, with the related tax effects.
Other Transactions
In addition to the TurnKey acquisition, during the nine months ended September 30, 2021, the Company completed 22 separate portfolio transactions, accounted for as business combinations, for total consideration of $117.9 million, comprised of $68.0 million cash paid, net of cash acquired, $34.0 million of contingent consideration, and $15.8 million of deferred payments to sellers. The fair value of the contingent consideration was estimated utilizing an income approach and was based on the Company’s expectation of achieving the contractually defined homeowner contract conversion and retention targets. The fair value of the deferred payments to seller recognized on the transaction date was estimated by calculating the risk adjusted present value of the deferred cash payments. The fair values of the assets acquired and liabilities assumed were based on the Company’s estimates and assumptions using various market, income, and cost valuation approaches. Of the total consideration for these transactions, $79.5 million was attributable to goodwill, $63.1 million was attributable to intangible assets, $52.1 million was attributable to receivables, $76.2 million was attributable to deferred liabilities, and the remaining amount was attributable to other acquired assets and assumed liabilities which were not material. The intangible assets primarily consist of homeowner contract intangible assets amortized over 4 to 5 years. Pro forma and historical post-closing results of operations for these transactions were not material to the Company’s condensed consolidated statements of operations. Transaction costs associated with these other business combinations completed during the three and nine month periods ended September 30, 2021 were not material and were expensed as incurred.
The purchase price allocations for the portfolio transactions completed during the nine months ended September 30, 2021 are preliminary, and the Company has not obtained and evaluated all of the detailed information necessary to finalize the opening balance sheet amounts in all respects. The Company recorded the purchase price allocations based upon information that is currently available. As of September 30, 2021, the total unallocated items were $12.8 million, which are recorded as a component of intangible assets, net in the condensed consolidated balance sheet.
Nine Months Ended September 30, 2020
During the nine months ended September 30, 2020, the Company completed 10 separate portfolio transactions, accounted for as business combinations, for total consideration of $3.2 million, comprised of $1.2 million cash paid, net of cash acquired, $1.7 million of contingent consideration, and $0.3 million of deferred payments to sellers. The fair value of the contingent consideration was estimated utilizing an income approach and was based on the Company’s expectation of achieving the contractually defined homeowner contract conversion and retention targets. The fair value of the deferred payments to seller recognized on the acquisition date was estimated by calculating the risk adjusted present value of the deferred cash payments. The fair values of the assets acquired and liabilities assumed were based on the Company’s estimates and assumptions using various market, income, and cost valuation approaches. Of the total consideration for these transactions, $2.9 million was attributable to goodwill, $2.0 million was attributable to intangible assets, and the remaining amount was attributable to other acquired assets and assumed liabilities which were not material. The intangible assets primarily consist of homeowner contract intangible

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
Vacasa Holdings LLC
Notes to Condensed Consolidated Financial Statements
(unaudited)
assets amortized over 4 years. Pro forma and historical post-closing results of operations for these transactions completed during the nine months ended September 30, 2020 were not material to the Company’s condensed consolidated statements of operations. Transaction costs associated with business combinations completed during the nine months ended September 30, 2021 were not material and were expensed as incurred.
Note 4 — Fair Value Measurements
The following tables set forth the Company’s financial assets and liabilities that were measured at fair value on a recurring basis (in thousands):
	As of September 30,2021
	Level 1	Level 2	Level 3	Total
Liabilities
Contingent consideration	$—	$—	$35,926	$35,926
Warrant derivative liabilities (Note 10)	—	—	16,833	16,833
	As of December 31,2020
	Level 1	Level 2	Level 3	Total
Liabilities
Contingent consideration	$—	$—	$7,681	$7,681
Warrant derivative liabilities (Note 10)	—	—	6,516	6,516
The carrying amounts of certain financial instruments, including cash equivalents, restricted cash, accounts receivable, and accounts payable, approximate fair value due to their short-term maturities and are excluded from the fair value tables above.
Level 3 instruments consist of contingent consideration obligations related to acquired businesses and the Company’s common unit and Series A preferred unit warrant derivative liabilities.
The contingent consideration obligations are recorded in accrued expenses and other current liabilities and other long-term liabilities on the condensed consolidated balance sheets. The fair value of the contingent consideration is estimated utilizing an income approach and based on the Company’s expectation of achieving the contractually defined homeowner contract conversion and retention targets at the acquisition date. The Company assesses the fair value of these obligations at each reporting date thereafter with any changes reflected as gains and losses in General and administrative expenses in the condensed consolidated statements of operations. The charges for changes in fair value of the contingent consideration were not material for the three and nine months ended September 30, 2021 and 2020, respectively.
Certain of the Company’s common unit and Series A preferred unit warrants are classified outside of permanent equity as warrant derivative liabilities recorded in Accrued expenses and other current liabilities on the condensed consolidated balance sheets. The warrant derivative liabilities are measured at fair value upon issuance and each reporting period thereafter. See further considerations of the warrants classified outside of permanent equity at Note 10 — Redeemable Convertible Preferred Units and Equity. Inputs used to determine the estimated fair value of the warrant derivative liabilities at each reporting period included remaining contractual term of the warrants, the risk-free interest rate, the volatility of comparable companies over the remaining term, and the fair value of the underlying units. The significant unobservable input used in the fair value measurement was the fair values of the underlying equity units.
During the third quarter of 2020, the Company’s Series A preferred unit warrants were cashless exercised and the Company reclassified the warrant derivative liability of $4.1 million to Redeemable convertible preferred units in the condensed consolidated balance sheets. The amount reclassified to

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
Vacasa Holdings LLC
Notes to Condensed Consolidated Financial Statements
(unaudited)
redeemable convertible preferred units represented the fair value of the exercised Series A preferred unit warrants at the exercise date. See more information at Note 10 — Redeemable Convertible Preferred Units and Equity.
A reconciliation of the common unit and Series A preferred unit warrant derivative liabilities measured and recorded at fair value on a recurring basis using significant unobservable inputs is as follows (in thousands):
	Nine Months Ended September 30,	Year Ended December 31,
	2021	2020
Balance, beginning of period	$6,516	$3,950
Change in fair value of warrant derivative liabilities included in earnings	10,317	6,637
Fair value of the warrants exercised during the period	—	(4,071)
Balance, end of period	$16,833	$6,516
Note 5 — Property and Equipment, Net
Property and equipment, net consisted of the following (in thousands):
	Useful lives (years)	As of September 30, 2021	As of December 31,
			2020
Land	Indefinite	$11,612	$11,612
Buildings and building improvements	12 – 35	9,298	9,084
Leasehold improvements	Shorter of estimated useful life or lease term	6,726	6,108
Computer equipment	3	10,587	7,376
Furniture, fixtures, and other	2 – 12	14,664	12,769
Vehicles	2 – 8	5,580	4,427
Internal-use software	4	42,700	38,150
Total		101,167	89,526
Less: Accumulated depreciation		(38,190)	(24,439)
Property and equipment, net		$62,977	$65,087

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
Vacasa Holdings LLC
Notes to Condensed Consolidated Financial Statements
(unaudited)
Note 6 — Intangible Assets, Net and Goodwill
Intangible assets, net consisted of the following (in thousands):
	Weighted Average Useful Life Remaining (Years)	As of September 30, 2021
		Gross carrying amount	Accumulated amortization	Net carrying amount
Homeowner contracts	5	$229,616	$(37,953)	$191,663
Databases, photos, and property listings	1	24,261	(13,155)	11,106
Trade names	1	9,708	(7,605)	2,103
Other(1)	4	15,712	(3,380)	12,332
Total intangible assets		$279,297	$(62,093)	$217,204
	Weighted Average Useful Life Remaining (Years)	As of December 31, 2020
		Gross carrying amount	Accumulated amortization	Net carrying amount
Homeowner contracts	7	$80,835	$(17,097)	$63,738
Databases, photos, and property listings	3	18,159	(7,765)	10,394
Trade names	1	7,215	(4,454)	2,761
Other(1)	2	2,665	(2,132)	533
Total intangible assets		$108,874	$(31,448)	$77,426

(1)
Other intangible includes HOA contracts, noncompete agreements, phone listings, website and domain names, beneficial lease rights and unallocated items related to recently completed acquisitions (see Note 3 — Acquisitions for more information).

The Company’s estimated future amortization of intangible assets as of September 30, 2021 is expected to be as follows:
Year ending December 31:	Amount
Remainder of 2021	$13,191
2022	46,186
2023	42,384
2024	37,483
2025	34,550
Thereafter	43,410
Total	$217,204

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
Vacasa Holdings LLC
Notes to Condensed Consolidated Financial Statements
(unaudited)
The following table summarizes the changes in the Company’s goodwill balance (in thousands):
	Nine Months Ended September 30,	Year Ended December 31,
	2021	2020
Balance at beginning of period	$121,487	$115,914
Acquisitions	588,413	5,486
Foreign exchange translation and other	62	87
Balance at end of period	$709,962	$121,487
There were no impairment charges in any of the periods presented in the condensed consolidated financial statements. There have been no accumulated impairments to goodwill.
Note 7 — Leases
The Company leases certain field and corporate office facilities, vacation properties it controls and equipment from third parties with remaining lease terms ranging from 1 to 10 years. Many of the Company’s leases include options to extend the lease term with varying terms. Certain leases include payment of executory costs such as property taxes, utilities, insurance and maintenance.
Rent expense recognized was as follows (in thousands):
	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Costs of revenue	$1,650	$2,151	$4,595	$7,279
Operations and support	4,885	4,625	11,838	11,679
General and administrative	1,652	1,242	4,588	3,421
Total rent expense	$8,187	$8,018	$21,021	$22,379
Note 8 — Accrued Expenses and Other Current Liabilities
Accrued expenses and other current liabilities consisted of the following (in thousands):
	As of September 30,	As of December 31,
	2021	2020
Employee-related accruals	$26,933	$13,409
Homeowner reserves	6,120	4,962
Warrant derivative liabilities	16,833	6,516
Current portion of acquisition liabilities	26,135	10,460
Other current liabilities	9,904	8,675
Total accrued expenses and other current liabilities	$85,925	$44,022

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
Vacasa Holdings LLC
Notes to Condensed Consolidated Financial Statements
(unaudited)
Note 9 — Debt
The Company’s long-term debt obligations consisted of the following (in thousands):
	As of September 30,	As of December 31,
	2021	2020
Senior Secured Convertible Notes	$118,542	$112,793
Other	910	764
Total debt	119,452	113,557
Less deferred financing costs	1,270	1,743
Less current maturities(1)	125	125
Long-term portion	$118,057	$111,689

(1)
Current maturities of debt are recorded within other current liabilities on the condensed consolidated balance sheets.

Senior Secured Convertible Notes
On May 21, 2020, the Company issued $108.1 million in aggregate principal amount of senior secured convertible notes (“D-1 Convertible Notes”) pursuant to the Note Purchase Agreement (“Purchase Agreement”), dated May 21, 2020. The total net proceeds from the D-1 Convertible Notes offering, after deducting debt issuance costs paid by the Company was $105.9 million. The proceeds of the D-1 Convertible Notes were used to enhance our liquidity position and for general corporate purposes. The notes mature on June 20, 2023, unless earlier repurchased or converted in accordance with the terms of the Purchase Agreement. In addition, the Purchase Agreement provides that the Company may issue additional senior secured convertible notes (“D-2 Convertible Notes”) in the aggregate principal amount of up to $108.1 million, under certain conditions stipulated in the Purchase Agreement. Such D-2 Convertible Notes, if issued, will be convertible into the authorized Series D-2 preferred units at a rate of $0.50 per unit. As of September 30, 2021 and December 31, 2020, no D-2 Convertible Notes have been issued in accordance with the Purchase Agreement.
The D-1 Convertible Notes accrue cash interest daily at 3% per annum, payable annually in arrears on the anniversary date of the initial closing date. Upon the occurrence and during the continuance of an event of default, as defined in the Purchase Agreement, the cash interest rate will be increased by an amount equal to two (2) percent per annum. Additionally, the D-1 Convertible Notes accrue payment in kind interest fees (“PIK interest”) equal to 7% per annum, which shall be capitalized by adding the full amount of PIK interest to the principal balance on each anniversary date of the initial closing. As of September 30, 2021 and December 31, 2020, principal in the amount of $115.6 million and $108.1 million and was outstanding under the D-1 Convertible Notes. There was $2.9 million and $4.7 million of uncapitalized PIK interest accrued for the D-1 Convertible Notes as of September 30, 2021 and December 31, 2020, respectively.
The D-1 convertible notes are guaranteed by the Company and its existing and future subsidiaries. The D-1 Convertible notes are secured by first priority lien on substantially all of the assets of the Company and guarantors.
The Company is permitted to prepay the D-1 Convertible Notes, in whole, but not in part, (a) at any time with the consent of the Purchasers holding at least 51% of the outstanding principal amount of the D-1 convertible notes at such time and (b) at the time of consummation of any Change in Control or Initial Public Offering (IPO) by written notice (a “Prepayment Notice”) to the Purchasers. Upon exercise of the prepayment feature in accordance with the Purchase Agreement, the Company is required to pay the outstanding principal balance of the D-1 Convertible Notes plus the applicable prepayment premium. The

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
Vacasa Holdings LLC
Notes to Condensed Consolidated Financial Statements
(unaudited)
prepayment premium determined in accordance with the Purchase Agreement is the positive difference of (A) the product of (1) 1.5 multiplied by (2) the original principal amount the D-1 Convertible Notes minus (B) the sum of (1) outstanding principal (including, without limitation, any PIK Interest capitalized on or prior to the date of such prepayment or repayment) and interest plus (2) all Cash Interest and the amount of any principal, in the case of this clause (2), actually paid prior to such date.
At any time following the initial issuance, any purchaser of the D-1 Convertible Notes has the right, but not the obligation to, convert all or any portion of the principal of the D-1 Convertible Notes (including PIK interest capitalized), all accrued but unpaid interest, and in connection with an change in control, IPO or payment, the discounted present value of all required remaining scheduled interest payments due on such notes from such date through maturity date, using a discount rate as defined by the Purchase Agreement, into Series D-1 preferred units at a conversion rate of $1 per unit. Additionally, at any time purchasers holding at least 51% of the outstanding principal amount of the D-1 Convertible Notes at the time, have the right, but not the obligation to, cause the entire outstanding amount to be converted into Series D-1 preferred units. As of September 30, 2021 and December 31, 2020, no amounts of the D-1 Convertible Notes had been converted into Series D-1 preferred units.
Paycheck Protection Program
In April 2020, the Company entered into a $10.0 million note payable with J.P. Morgan pursuant to the Paycheck Protection Program (“PPP Loan”) under the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) and returned the entire outstanding balance plus interest in May 2020.
Prior to the acquisition, TurnKey entered into a $6.4 million note payable pursuant to the Paycheck Protection Program under the CARES act. Pursuant to the Contribution Agreement, the prior shareholders were required to set aside an amount equal to the PPA loan obligation in an escrow account for the possible repayment of the obligation assumed by the Company. The total loan obligation was repaid by the prior shareholders in full in June 2021.
Note 10 — Redeemable Convertible Preferred Units and Equity
Redeemable convertible preferred units
The following tables present the Company’s authorized and outstanding redeemable convertible preferred units (in thousands except per unit amounts):
	As of September 30, 2021
	Unit Authorized	Units Issued and Outstanding	Issuance Price Per Unit	Net Carrying Value	Aggregate Liquidation Preference
Series A	35,000	33,107	1.00	$111,688	$39,724
Series B	69,933	69,933	1.48	278,827	125,755
Series B-2	47,000	32,000	2.00	145,965	74,139
Series C	105,992	95,686	2.64	498,036	277,970
Series C-1	28,256	28,256	1.85	124,083	56,907
Series C-2	8,706	8,706	1.98	39,481	18,968
Series D-1	150,000	—	—	—	—
Series D-2	300,000	—	—	—	—
Total	744,887	267,688		$1,198,080	$593,463

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
Vacasa Holdings LLC
Notes to Condensed Consolidated Financial Statements
(unaudited)
	As of December 31, 2020
	Units Authorized	Units Issued and Outstanding	Issuance Price Per Unit	Net Carrying Value	Aggregate Liquidation Preference
Series A	35,000	33,107	1.00	$68,334	$38,288
Series B	69,933	69,933	1.48	175,416	121,209
Series B-2	47,000	32,000	2.00	94,261	71,459
Series C	105,992	95,686	2.64	330,071	267,922
Series C-1	28,256	28,256	1.85	78,656	54,850
Series C-2	8,706	8,706	1.98	25,241	18,283
Series D-1	150,000	—	—	—	—
Series D-2	300,000	—	—	—	—
Total	744,887	267,688		$771,979	$572,011
On May 21, 2020, concurrent with the issuance of the D-1 Convertible Notes, the Company authorized the issuance of up to 150,000,000 Series D-1 preferred units and 300,000,000 Series D-2 preferred units. As of December 31, 2020, no Series D-1 or D-2 preferred units were issued and outstanding. See more information regarding the issuance of the D-1 Convertible Notes in Note 9 — Debt. Additionally, in December 2020, the Company sold and issued an aggregate of 270,387 units of Series C-1 preferred units to a certain director of the Company in exchange for gross proceeds of $0.5 million.
The Company classifies its issued Series A preferred units, Series B preferred units, Series B-2 preferred units, Series C preferred units, Series C-1 preferred units, Series C-2 preferred units, Series D-1 preferred units and Series D-2 preferred units (collectively the “Redeemable Convertible Preferred Units”) as temporary equity within the Company’s condensed consolidated balance sheets because the instruments contain redemption and liquidation rights that are not solely within control of the Company. In accordance with ASC 480, Distinguishing Liabilities from Equity, the Company adjusted the carrying values of the Redeemable Convertible Preferred Units to their maximum redemption values at the end of each reporting period through April 1, 2021 (see additional information under the “Redemption” subheading below). The Company recorded adjustments of nil and $426.1 million to remeasure its Redeemable Convertible Preferred Units to their maximum redemption values during the three and nine months ended September 30, 2021, respectively. The Company recorded adjustments of $51.6 million and $45.0 million to remeasure its Redeemable Convertible Preferred Units to their maximum redemption values during the three and nine months ended September 30, 2020, respectively.
Pursuant to the Second Amended and Restated Limited Liability Company Agreement of Vacasa Holdings LLC (“LLC Agreement”), the rights, preferences and privileges of the holders of the Company’s Redeemable Convertible Preferred Units at December 31, 2020 are as follows:
Voting
Each holder of a preferred unit shall have the right to one vote, for each common unit into which such redeemable convertible preferred unit is then convertible, on any matter requiring approval of such units. Except as provided by law or the provisions of the Company’s LLC Agreement, the holders of the redeemable convertible preferred units and holders of common units shall vote together on all matters as a single class.
The Company’s board consists of up to 8 members. The holders of the redeemable convertible preferred units and common units currently have the right to select the Company’s Board of Managers (the “Board) as follows:
(a)
As long as 25% of the Series A preferred units remain outstanding, Series A preferred units shall be entitled to designate 1 manager;

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
Vacasa Holdings LLC
Notes to Condensed Consolidated Financial Statements
(unaudited)
(b)
As long as 25% of the Series B preferred units and Series B-2 preferred units remain outstanding, the holders of a majority of the Series B preferred units and Series B-2 preferred units, voting together as a single class, shall be entitled to designate 1 manager;

(c)
As long as 25% of the Series C preferred units remain outstanding, the holders of the majority of the Series C, Series C-1 and Series C-2 preferred units, voting together as a single class shall be entitled to designate 1 manager;

(d)
As long as the primary Series C investor holds at least 107,381,986 of Series C preferred units on an as-converted basis or 50% of the issued and outstanding D-1 and D-2 preferred units, such investor shall be entitled to designate 1 manager;

(e)
the holders of a majority of the convertible preferred units (voting together as a single class and on an as-converted basis) shall be entitled to designate 1 manager;

(f)
the holders of the majority of the common units (voting separately as a class and not on an as converted basis with the redeemable convertible preferred units) shall be entitled to designate 2 managers one of which shall be the founder manager;

(g)
One manager shall be the then-current Chief Executive Officer of the Company

Pursuant to the Third Amended and Restated Limited Liability Company Agreement of Vacasa Holdings LLC (“Amended LLC Agreement”) and the Stockholders Agreement of TurnKey Vacations, Inc., executed concurrently with the TurnKey acquisition on April 1, 2021, the Company is authorized to issue Class A common units, Class B units and Class C units. The Class B units are comprised of 3,250,000,000 Class B Common Units, 35,000,000 Series A Preferred Units, 69,932,428 Series B Preferred Units, 47,000,000 Series B-2 Preferred Units, 105,992,353 Series C Preferred Units, 28,255,455 Series C-1 Preferred Units, 8,706,402 Series C-2 Preferred Units, 150,000,000 D-1 Preferred Units, 300,000,000 Series D-2 Preferred Units, and 60,000,000 Class B Employee Equity Units (collectively, “Class B Units”). At the time of the amendment, the Company’s then issued and outstanding common units and employee equity units were converted into Class B Common Units and Class B Employee Equity Units on a 1:1 basis. The Company shall at all times reserve and keep available a sufficient number of Class B Common Units for issuance upon conversion of the historical Redeemable Convertible Preferred Units. The Class C units shall include Class C common units and Class C Employee Equity units (collectively, “Class C Units”). At the effective date of the amendment, TurnKey Vacations, Inc. became the sole managing member of Vacasa Holdings, LLC and the Company’s Board size was increased from 8 members up to 13 members. The rights of the historical Redeemable Convertible Preferred Units and holders of common units to appoint the Company’s Board described above remained unchanged except:
a.
the holders of the majority of the Class B Common Units and historical Redeemable Convertible Preferred Units (voting together and on an as converted basis) shall be entitled to designate three independent managers; and

b.
the holders of the majority of the Class A common units shall be entitled to designate two managers, so long as the Class A holders own any shares of Class A common units.

Preferred Return
The holders of the Redeemable Convertible Preferred Units are entitled to receive a preferred return (“Preferred Return”) accruing on such preferred unit on a daily basis, from the date of issuance at the rate of 5% per annum on the applicable preferred unit issue price and shall be compounded annually.
Liquidation
In the event of any liquidation, winding-up or dissolution of the Company, whether voluntary or involuntary, or “Deemed Liquidation Event” (as defined below) (collectively, a “Liquidation Event”), after

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
Vacasa Holdings LLC
Notes to Condensed Consolidated Financial Statements
(unaudited)
payment of, or other adequate provision for, the debts and obligations of the Company, the Company will distribute the net proceeds or assets available for distribution, whether in cash or in other property, to the holders of the Redeemable Convertible Preferred Units before payment to the holders of the common units or vested employee equity units, subject to a participation threshold. On a Liquidation Event, the holders of redeemable convertible preferred units are entitled to be paid an amount equal to the total unpaid Preferred Return on each preferred unit held by each holder and, following payment of the Preferred Return, holders of Redeemable Convertible Preferred will be entitled to receive their applicable original issue price per preferred unit. Following payment of the Preferred Return and original issue price, holders of Redeemable Convertible Preferred Units, common units and vested employee equity units (subject to achievement of the applicable participation threshold), will be entitled to receive a payment catch up to the highest Preferred Return payment received by a holder (the “Preferred Return Catch-up”). In the event the Company has insufficient assets to pay the holders of units of Redeemable Convertible Preferred Units the full liquidation preference, the holders of Redeemable Convertible Preferred Units would be paid ratably in proportion to the full amounts to which they would otherwise be entitled. Any assets of the Company remaining after payment of the above liquidation preference to the holders of Redeemable Convertible Preferred Units will be distributed to holders of Redeemable Convertible Preferred Units, common units, and vested employee equity units in accordance with the Company’s LLC Agreement.
Pursuant to the Amended LLC Agreement, in the event of a Liquidation Event, after payment of, or other adequate provision for, the debts and obligations of the Company, the Company will distribute the net proceeds or assets available for distribution, whether in cash or in other property (and to the extent there is a combination of cash or other property, such cash and other property shall be distributed pro rata to the members to the extent possible) to the holders of Class A common units, Class B Units and Class C Units as follows:
a.
First, an amount to the holders of the Class A common units for the amount of any payment in cash of interest or repayment in cash of the outstanding D-1 or D-2 convertible notes, as defined in the Amended LLC Agreement;

b.
Second, to the Class A common units, the initial proceeds available for distribution based on the initial Class A percentage until the proceeds are at least equal to Class A common unit threshold value and to the Class B Units, the initial proceeds available for distribution based on the initial Class B percentage until the proceeds are at least equal to Class B Units threshold, as defined in the amended LLC Agreement; and

c.
Third, to the Class A common unit Class B Unit holders and Class C Unit holders based on the percentage of proceeds available for distribution, as defined in the Amended LLC agreement.

The proceeds available for distribution to the Class B Units will be allocated to the holders of the Class B Units (i.e Redeemable Convertible Preferred Unit holders, Class B Common Unit Holders and Class B vested Employee Equity Units) in accordance with the Company’s Amended LLC Agreement. The Company’s Redeemable Convertible Preferred Unit holders will receive a liquidation preference from the amounts distributed to the Class B Units consistent with the liquidation preference described above prior to the Amended LLC Agreement. Any cash or assets allocated to the Class B Units remaining after the payment of the liquidation preference to the holders of Redeemable Convertible Preferred Units will be distributed to holders of Redeemable Convertible Preferred Units, Class B common units, and vested Class B Employee Equity Units, on an as converted basis, in accordance with the Company’s Amended LLC Agreement.
A “Deemed Liquidation Event” means (A) any merger, consolidation, recapitalization or sale of the Company, transfer or issuance of units or other transaction or series of related transactions, in each case, in which the members immediately prior to such transaction or permitted holders do not own and control a majority of the voting power represented by the outstanding equity of the surviving entity after the closing of such transaction; (B) the sale, distribution, lease, transfer, exclusive license or other disposition by the Company or any subsidiary of the Company of all or substantially all the assets of the company and its

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PURSUANT TO 17 C.F.R. SECTION 200.83
Vacasa Holdings LLC
Notes to Condensed Consolidated Financial Statements
(unaudited)
Subsidiaries taken as a whole, or the sale or disposition of one or more subsidiaries of the Company if substantially all of the assets of the Company and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries; (C) any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary; or (D) any bankruptcy or insolvency admission or proceeding.
Conversion
Each redeemable convertible preferred unit is convertible, at the option of the holder, into common units as determined by dividing the redeemable convertible preferred units issue price per unit by the conversion price in effect at the time of conversion. The conversion price for each of the Series A preferred units, Series B preferred units, Series B-2 preferred units, Series C preferred units, Series C-1 preferred units, and Series C-2 preferred units, giving effect to the issuance and sale of the senior secured convertible D-1 notes, is $1.00, $1.3883, $1.8090, $2.3281, $1.6870, and $1.7939 per unit. The conversion price for each class of redeemable convertible preferred units is subject to adjustments for any subdivision or combination of common units, reclassification, exchange and substitution of the redeemable convertible preferred units into the same or a different number of securities, and applicable dilutive issuances, in effect on the date of the conversion. However, any adjustments made to the conversion price of the redeemable convertible preferred units may be waived either prospectively or retroactively and either generally or in a particular instance, by written consent of holders of 55% or more of the respective series of redeemable convertible preferred units then issued and outstanding, voting together as a single class, on an as-converted basis.
Under the terms of the Company’s LLC Agreement, Redeemable Convertible Preferred Units shall automatically be converted into common units upon the occurrence of specific events, including a firm commitment underwriting public offering (“Qualified Public Offering”) with aggregate net proceeds of not less than $100,000,000 and the price offered for each Series C preferred unit, is at least equal to one and one-half multiplied by the Series C preferred issue price (subject to adjustments for distributions, splits, combinations and similar events) or (ii) the written consent of the holders of a majority of the outstanding units of such series of redeemable convertible preferred units.
Pursuant to the terms of the Amended LLC Agreement, the Company’s Redeemable Convertible Preferred Units will be converted into Class B common units and the definition of Qualified Public Offering was expanded to also include a deSPAC transaction. There were no changes to the conversion prices or automatic conversion features.
Redemption
Certain investors holding the majority of the Series B preferred units, Series B-2 preferred units, and Series C preferred units hold the right to elect to require the Company to redeem all or a portion of such units by providing written request delivered any time on or after October 22, 2022 and such time as no senior secured convertible D-1 and D-2 notes remain outstanding. The same right will be held by the Series D-1 and D-2 preferred units, if any senior secured convertible D-1 and D-2 notes are converted. Such election is to be made in writing by the holders of the respective redeemable convertible preferred units, detailing the number of Series B preferred units, Series B-2 preferred units, Series C preferred units, Series D-1 preferred units, and Series D-2 preferred units to be redeemed (“Redemption Triggering Notice”). Upon delivery of a Redemption Trigger Notice by the holders of redeemable convertible preferred units with redemption rights, each holder of Series A preferred units, Series B preferred units, Series B-2 preferred units, Series C preferred units, Series C-1 preferred units, and Series C-2 preferred units, Series D-1 preferred units and Series D-2 preferred units can elect to redeem all or a portion of the holder’s preferred units on a pari passu basis with the Series B preferred units, Series B-2 preferred units, Series C preferred units, Series D-1 preferred units and Series D-2 preferred units initially redeemed (“tag along rights”). After the initial redemption, each redeemable convertible preferred unit holder could require the Company to redeem, out of all available assets of the Company, all or a portion of the redeemable convertible preferred units held by such preferred unit holder which had not been converted into common units in accordance with the

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Vacasa Holdings LLC
Notes to Condensed Consolidated Financial Statements
(unaudited)
terms of the agreement. The Company shall redeem the respective redeemable convertible preferred units by paying in cash the amount equal to or greater of the preferred unit issue price plus an amount equal to the preferred unpaid return and the fair market value in respect of such redeemable convertible preferred unit. The Redeemable Convertible Preferred Units have been adjusted to their maximum redemption value at the end of each reporting period.
Pursuant to the Amended LLC Agreement, the redemption rights of the redeemable convertible preferred unit holders were removed. As such, the Company no longer adjusts the carrying value of the redeemable convertible preferred units to the maximum redemption values at each balance sheet date. The Company will continue to classify its redeemable convertible preferred units outside of permanent equity because the shares are considered effectively redeemable upon a deemed liquidation event. Subsequent to April 1, 2021, the Company did not adjust the carrying value of the redeemable convertible preferred units to the deemed liquidation value of such units as a qualifying liquidation event was not probable.
Preferred Unit Warrants
In connection with the termination of the Company’s Facility B Convertible Term Loan, on November 6, 2019, the Company issued Series A preferred unit warrants (the “Series A Preferred Unit Warrants”), which allowed the holder to purchase 5,000,000 units of the Company’s Series A preferred units with an exercise price of $1.00 per Series A preferred unit. The warrants had an expiration date of September 30, 2020. The fair value of the warrants on the issuance date of $2.1 million was recorded as a loss on debt extinguishment with a corresponding amount recorded to Accrued expenses and other current liabilities in the condensed consolidated balance sheets. The warrants were initially recorded as a warrant derivative liability due to the underlying Series A preferred units being classified as temporary equity and measured at fair value each reporting date. The warrants are measured at fair value each period with changes in fair value recorded in Other income (expense), net in the condensed consolidated statements of operations. On September 2, 2020, the Series A Preferred Unit Warrants were cashless exercised for 3,107,279 Series A preferred units. Upon exercise, the Company reclassified the related warrant derivative liability to the Series A preferred unit balance in temporary equity on the condensed consolidated balance sheet.
Common Units
As of December 31, 2020, the Company is authorized to issue 3,250,000,000 common units.
Pursuant to the Amended LLC Agreement which was adopted on April 1, 2021, the Company is authorized to issue not more than 161,518,057 Class A common units, 3,250,000,000 Class B common units and nil Class C common units. Each common unit entitles the holder to one vote on all matters subject to vote by the unit holders. At the effective date of the Amended LLC Agreement, the Company issued 161,518,057 Class A common units and all the then outstanding common units were reclassified to Class B common units on a 1:1 basis. No changes were made to the total number of authorized and outstanding Redeemable Convertible Preferred Units, common unit warrants or UARs outstanding.Upon conversion, the Company’s Redeemable Convertible Preferred Units and common unit warrants shall convert into Class B common units. The Company is also authorized to issue up to 60,000,000 Class B Employee Equity Units and 21,411,801 Class C Employee Equity Units. The Company’s previously outstanding Employee Equity Units were converted into Class B Employee Equity Units on a 1:1 basis.
Class A, Class B and Class C common units are referred to as common units throughout the notes to the condensed consolidated financial statements unless otherwise noted. Also, Class B and Class C Employee Equity Units are referred to as Employee Equity Units throughout the notes to the condensed consolidated financial statements unless otherwise noted.
As of September 30, 2021 and December 31, 2020, the Company had 340,432,417 and 176,824,152 common units issued and outstanding, respectively.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
Vacasa Holdings LLC
Notes to Condensed Consolidated Financial Statements
(unaudited)
The Company had Class B common units reserved for issuance as follows (in thousands):
	As of September 30,	As of December 31,
	2021	2020
Conversion of outstanding Redeemable Convertible Preferred Units	292,201	292,201
Unit appreciation rights issued and outstanding	13,520	13,345
Conversion of Series D-1 convertible notes	119,796	114,820
Exercise and conversion of common unit warrants	5,430	7,453
Total	430,947	427,819
Common Unit Warrants
On September 9, 2015, the Company issued an investor, in connection with a borrowing arrangement, common unit warrants to purchase 937,077 common units at an exercise price of less than $0.01 per unit. Additionally, on March 28, 2017, the Company issued the investor additional common unit warrants to purchase up to an additional 1,086,000 of common units at an exercise price of $0.01 per unit. The common unit warrants expire on September 9, 2022 and March, 28, 2026, respectively. These warrants are classified within permanent equity. In September 2021, the investor net-exercised these warrants in exchange for 2,020,000 common units.
On December 31, 2015, the Company issued a certain investor, in connection with the issuance of the Series A preferred units, common unit warrants to purchase 5,430,000 common units at an exercise price of less than $0.01 per unit. The common unit warrants expire on December 31, 2025. These warrants are liability classified under ASC 815-40, Contracts in Entity’s Own Equity, as the warrants contain certain provisions that result in the holder receiving additional common units upon exercise as a result of the Company issuing any equity securities after the initial issuance of the warrants. The warrant derivative liability is recorded in Accrued expenses and other current liabilities on the condensed consolidated balance sheets. The warrants will continue to be measured at fair value each period until exercised. If the Holder has not exercised the warrants prior to the closing of a Deemed Liquidation Event or an initial public offering or as of the expiration date, then the Warrants will be deemed to be exercised in full through a cashless exercise, in which case the holder would receive upon such exercise the net number of common units, determined taking into account the fair market value of the common unit, exercise price of warrants, and the number of common units that would be issuable upon exercise of the warrants.
Note 11 — Equity-Based Compensation
Equity Incentive Plans
2016 Equity Incentive Plan
In 2016, the Company adopted the Vacasa LLC 2016 Equity Compensation Incentive Plan (the “2016 plan”). A total of 20,000,000 common units are reserved for issuance under the 2016 plan. As of December 31, 2020, 6,655,486 common units remained available for issuance under the 2016 plan. The 2016 plan provides for the issuance of unit appreciation rights (“UARs”) and incentive units. Upon completion of the Reorganization on May 21, 2020 described in Note 2 — Significant accounting policies, the 2016 plan and all outstanding awards granted under the 2016 plan were assumed by the Company. The plan was renamed to the Vacasa Holdings LLC 2016 Equity Compensation Incentive Plan. No changes were made to the terms of the granted awards assumed under the 2016 plan.

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Vacasa Holdings LLC
Notes to Condensed Consolidated Financial Statements
(unaudited)
Unit Appreciation Rights
Unit appreciation rights (“UARs”) represent the right to receive the gain in the fair market value of a common unit of the Company between the grant date of the UAR and the exercise date for the number of units to which the right is exercised. Upon exercise, at the discretion of the Company, the increase in fair value may be paid in the combination of cash (or cash equivalents), common units, or other property. The Company accounts for the awards as equity awards, as the Company has the intent and ability to settle such awards in common units.
The UARs vest upon the satisfaction of both a service-based and a liquidity-event performance-based requirement. The service-based vesting condition for the awards is generally satisfied over four years. The liquidity-based vesting condition is satisfied upon (i) a change in control or (ii) six (6) months following an initial public offering (IPO) as defined in the Company’s incentive plan. The UARs vest on the first date upon which both the service-based and liquidity-event performance-based requirements are satisfied. To exercise a UAR, the holder must provide notice of exercise in accordance with the award agreement. The UARs have a term of 10 years from the date of grant. The Company accounts for forfeitures as they occur.
As of September 30, 2021 and December 31, 2020, the Company concluded that the liquidity-event performance-based vesting condition had not been met nor was it probable of being satisfied. As a result, the Company has not recorded any equity-based compensation expense to date for any UARs with a liquidity-event performance-based vesting condition. In the period in which the liquidity-event performance-based condition becomes probable, the Company will record a cumulative catch-up expense for the service period completed to such date and will begin recording equity-based compensation expense using the accelerated attribution method, net of forfeitures, based on the grant-date fair value of the UARs for awards where the service period is not complete. As of September 30, 2021, total unrecognized equity-based compensation expense for the UAR awards with both a liquidity-event performance-based vesting condition and service-based vesting condition was $1.4 million. The unrecognized equity-based compensation will be recognized upon both the liquidity-event performance-based vesting conditions and service-based conditions being met.
The fair value of the UARs granted have been estimated using an option-pricing model with the following assumption ranges:
Nine Months Ended September 30,
	2021	2020
Expected volatility	45.6% – 55.0%	31.0% – 45.6%
Dividend yield	—%	—%
Expected term (in years)	0.3 – 2.3	2.3 – 3.1
Risk-free rate	0.0% – 0.2%	0.1% – 1.5%
Marketability discount	8.3% – 23.4%	23.4% – 39.7%
A summary of UAR activity was as follows:
Unit Appreciation Rights	Units (000s)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)
Balance as of December 31, 2020	13,345	$1.07	7
Granted	821	$1.92
Forfeited or expired	(646)	$1.16
Balance as of September 30, 2021	13,520	$1.11	6

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
Vacasa Holdings LLC
Notes to Condensed Consolidated Financial Statements
(unaudited)
Profit Interest Units (Employee Equity Units)
On May 21, 2020, the Company’s board of directors formed Vacasa Employee Holdings LLC (“Employee Holdings LLC”) which was established to issue profit interest units to certain executives and board members in Employee Holdings LLC. When profit interest units of Employee Holdings LLC are issued to certain employees and board members of the Company, the Company issues a corresponding profit interest unit in the form of Employee Equity Units to Employee Holdings LLC. The cancellation or forfeiture of any Employee Holdings’ profit interest units automatically results in a decrease in an equal number of the Company’s Employee Equity Units. The Company accounts for forfeitures as they occur. A holder of a vested profit interest unit participates in excess earnings of the Company above the established participation threshold per the amended and restated LLC agreement of the Company. As of September 30, 2021 and December 31, 2020, 35,323,602 and 25,958,026 Employee Equity Units remained available for issuance, respectively.
Employee Equity Units are subject to a time-based vesting condition. The time-based vesting condition is generally satisfied over four years with 25% of the units vesting on the one year anniversary of the vesting commencement date of the award, followed by 1/48th of the units vesting each month over the subsequent three years. The fair value of each grant was estimated on the date of the award using an option pricing model with the following assumption ranges:
Nine Months Ended September 30,
	2021	2020
Expected volatility	45.6% – 55.0%	31.0% – 45.6%
Dividend yield	—%	—%
Expected term (in years)	0.6 – 2.3	2.3 – 3.1
Risk free rate	0.0% – 0.1%	0.1% – 1.5%
Marketability discount	23.4% – 26.6%	23.4% – 39.7%
A summary of Employee Equity Units is as follows:
	Number of Units (000s)	Weighted-Average Grant Date Fair Value
Unvested balance as of December 31, 2020	19,770	$0.29
Units granted	12,046	$1.56
Units vested	(9,266)	$0.25
Units forfeited or cancelled	—	$—
Unvested balance as of September 30, 2021	22,550	$1.02
As of September 30, 2021, there was $19.7 million of unrecognized compensation expense related to unvested Employee Equity Units, which is expected to be recognized over a weighted-average period of 3.2 years respectively.
As noted above, the Company estimated the fair value of the Employee Equity Units on the date of grant using an option pricing model which uses the expected option term, unit price volatility and the risk-free interest rate. The expected option term assumption reflects the period for which the Company believes the awards will remain outstanding. The Company’s computation of expected volatility is based on the historical volatility of selected comparable publicly traded companies over a period equal to the expected term of the award. The risk-free interest rate reflects the U.S. Treasury yield curve for a similar instrument with the same expected term in effect at the time of the grant.

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Vacasa Holdings LLC
Notes to Condensed Consolidated Financial Statements
(unaudited)
Equity-Based Compensation Expense
The Company classifies equity-based compensation expense in its condensed consolidated statements of operations in the same manner in which the award recipient’s salary and related costs are classified or in which the award recipient’s service payments are classified. The Company recorded equity-based compensation expense for the periods presented in the condensed consolidated statements of operations as follows (in thousands):
	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Cost of revenue	$—	$—	$—	$—
Operations and support	24	224	86	224
Technology and development	167	407	489	407
Sales and marketing	393	98	1,047	98
General and administrative	1,688	453	3,651	1,143
Total unit-based compensation expense	$2,272	$1,182	$5,273	$1,872
Note 12 — Net Income (Loss) Per Common Unit
The Company uses the two-class method when computing net loss per common unit as the Company’s redeemable convertible preferred units meet the definition of a participating security. The two-class method determines net income (loss) per common unit and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings. The two-class method requires earnings available to common unit holders for the period to be allocated between common unit and participating securities based upon their respective rights to receive dividends as if all earnings for the period had been distributed. Accordingly, in periods in which the Company reports a net loss or a net loss attributable to common units resulting from preferred unit dividends, net losses are not allocated to participating securities.
Basic net income (loss) per common unit is computed by dividing the net income (loss) attributable to common unit holders by the weighted-average number of common units outstanding for the period. The diluted net income (loss) per common unit is computed by giving effect to all potentially dilutive securities outstanding for the period. For periods in which the Company reports net losses, diluted net loss per unit attributable to common unit holders is the same as basic net loss per unit attributable to common unit holders, because potentially dilutive common units are anti-dilutive.

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Vacasa Holdings LLC
Notes to Condensed Consolidated Financial Statements
(unaudited)
The following table presents the calculation of basic and diluted net loss per unit (in thousands, except per unit data):
	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Numerator
Net income (loss)	$32,804	$9,416	$(36,410)	$(47,040)
Less: Remeasurement of redeemable convertible preferred units	—	(51,638)	(426,101)	(45,009)
Less: Undistributed earnings attributable to preferred units	(15,185)	—	—	—
Net income (loss) attributable to common units for basic net income (loss) per unit	$17,619	$(42,222)	$(462,511)	$(92,049)
Add: Interest on D-1 Convertible Notes	3,313	—	—	—
Net income (loss) allocated to common units for diluted net income (loss) per unit	$20,932	$(42,222)	$(462,511)	$(92,049)
Denominator
Weighted average units used to compute net income (loss) per unit attributable to common units – basic	338,566	176,824	285,210	176,824
Dilutive effect of common unit warrants	5,430	—	—	—
Dilutive effect of conversion of D-1 Convertible Notes	119,796	—	—	—
Weighted average units used to compute net income (loss) per unit attributable to common units – diluted	463,792	176,824	285,210	176,824
Net income (loss) per common unit-basic	$0.05	$(0.24)	$(1.62)	$(0.52)
Net income (loss) per common unit – diluted	$0.05	$(0.24)	$(1.62)	$(0.52)
For the three and nine months ended September 30, 2021, UARs to be settled in up to 13,519,910 common units were excluded from the table below because the units are subject to performance conditions that were not achieved as of this date. For the three and nine months ended September 30, 2020, UARs to be settled in up to 13,090,191 common units were excluded from the table below because the units are subject to performance conditions that were not achieved as of this date. The following outstanding units of common stock equivalents were excluded from the computation of the diluted net loss per unit for the periods presented because their effect would have been anti-dilutive (in thousands):

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Vacasa Holdings LLC
Notes to Condensed Consolidated Financial Statements
(unaudited)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Common unit warrants outstanding	—	7,453	5,430	7,453
Series A preferred unit warrants outstanding	—	—	—	—
Conversion of Series D-1 convertible notes	—	111,967	119,796	111,967
Redeemable convertible preferred units outstanding	292,201	292,201	292,201	292,201
Total	292,201	411,621	417,427	411,621
Note 13 — Commitments and Contingencies
Leases
See Note 7 — Leases.
Regulatory Matters and Legal Proceedings
The Company’s operations are subject to dynamic regulatory laws, varying by jurisdiction. In addition, the Company has been and is currently a party to various legal proceedings, including employment and general litigation matters, which arise in the ordinary course of business. Such proceedings and claims can require the expenditure of significant company resources, both financial and operational.
Regulatory Matters
The Company’s core business operations consist of the management of short-term vacation rental stays, with such operations subject to local city and county ordinances, together with various state, U.S. and foreign laws, rules and regulations. Such laws are complex and subject to change, and in several instances, jurisdictions have yet to codify or implement applicable laws. Other ancillary components of the Company’s business activities include the management of long-term rental stays, HOA management and real estate activity. In addition to laws governing the aforementioned business lines, the Company must comply with laws in relation to travel, tax, privacy and data protection, intellectual property, competition, health and safety, consumer protection, employment and many others. These business operations expose the Company to inquiries and potential claims related to its compliance with applicable laws and regulations. Given the shifting landscape with respect to the short-term rental laws, changes in existing laws or the implementation of new laws could have a material impact on the Company’s business.
Tax Matters
Some states and localities in the United States and elsewhere in the world impose transient occupancy or lodging accommodations taxes (“Lodging Taxes”) on the use or occupancy of lodging accommodations or other traveler services. The Company collects and remits Lodging Taxes in around 1,000 jurisdictions on behalf of its hosts. Such Lodging Taxes are generally remitted to tax jurisdictions within a 30 day period following the end of each month, quarter, or year end.
As of September 30, 2021 and December 31, 2020, the Company had an obligation to remit Lodging Taxes collected from guests who had stayed in these jurisdictions totaling $14.0 million and $9.1 million, respectively. These payables are recorded in Hospitality and sales taxes payable on the condensed consolidated balance sheets.

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Vacasa Holdings LLC
Notes to Condensed Consolidated Financial Statements
(unaudited)
The Company’s potential obligations with respect to Lodging Taxes could be affected by various factors, which include, but are not limited to, whether the Company determines, or any tax authority asserts, that the Company has a responsibility to collect lodging and related taxes on either historical or future transactions or by the introduction of new ordinances and taxes which subject the Company’s operations to such taxes. The Company is under audit and inquiry by various domestic and foreign tax authorities with regard to non-income tax matters. The subject matter of these contingent liabilities primarily arises from the Company’s transactions with its homeowners, guests, and service contracts. The disputes involve the applicability of transactional taxes (such as sales, value-added, information reporting, and similar taxes) to services provided. The Company has estimated liabilities in a certain number of jurisdictions with respect to state, city, and local taxes related to lodging where management believes it is probable that the Company has additional liabilities, and the related amounts can be reasonably estimated. As of September 30, 2021 and December 31, 2020, accrued obligations related to these estimated taxes, including estimated penalties and interest, totaled $13.5 million and $7.6 million, respectively. Due to the inherent complexity and uncertainty of these matters and judicial processes in certain jurisdictions, the final outcomes may exceed the estimated liabilities recorded.
Litigation
The Company has been and is currently involved in litigation and legal proceedings and subject to legal claims in the ordinary course of business. These include legal claims asserting, among other things, commercial, competition, tax, employment, discrimination, consumer, personal injury, and property rights. As of December 31, 2020, September 30, 2021, and as of the filing of these financial statements, the Company was not involved in any material legal proceedings.
In the future, we may become party to additional legal proceedings that may subject the Company to monetary damage awards, fines, penalties, and/or injunctive orders. Furthermore, the outcome of these matters could materially adversely affect the Company’s business, results of operations, and financial condition. The outcomes of legal proceedings are inherently unpredictable and subject to significant judgment to determine the likelihood and amount of loss related to such matters. While it is not possible to determine the outcomes, the Company believes based on its current knowledge that the resolution of all such pending matters will not, either individually or in the aggregate, have a material adverse effect on the Company’s business, results of operations, financial condition, or cash flows.
The Company establishes an accrued liability for loss contingencies related to legal matters when a loss is both probable and reasonably estimable. These accruals represent management’s best estimate of probable losses. Such currently accrued amounts are not material to the Company’s condensed consolidated financial statements. However, management’s views and estimates related to these matters may change in the future, as new events and circumstances arise and the matters continue to develop. Until the final resolution of legal matters, there may be an exposure to losses in excess of the amounts accrued. With respect to outstanding legal matters, based on current knowledge, the amount or range of reasonably possible loss will not, either individually or in the aggregate, have a material adverse effect on the Company’s business, results of operations, financial condition, or cash flows. Legal fees are expensed as incurred.
Homeowner Protection Coverage
The Company offers an Accommodations Protection Program (the “Program”) that covers the Company and the homeowner for up to $1 million per occurrence for liability arising from bodily injury or property damage suffered by a guest or a guest’s invitees at a vacation rental property managed by the Company. The Program also covers up to $1 million per occurrence for guest-caused damage to a covered property and up to $20,000 per occurrence for damage to contents. Program coverage applies only to covered incidents that occur during the period of a confirmed rental reservation for the property that is booked through the Company. The Program is administered by a third-party insurer under a commercial liability insurance policy and is subject to the policy terms and Program rules that are in effect at the time of an

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Vacasa Holdings LLC
Notes to Condensed Consolidated Financial Statements
(unaudited)
occurrence. The Program includes various market-standard conditions, limitations, and exclusions. Homeowners who sign a new vacation rental services agreement with the Company are automatically enrolled in the Program and charged a fixed amount per night of each confirmed vacation rental stay. A homeowner may opt out of the Program at any time by obtaining insurance coverage that covers use of the home as a vacation rental and completing an opt-out form. If an owner opts out of the Program, the homeowner’s insurance policies become primary for all occurrences and incidents that happen in or about the home.
Indemnification
As a matter of ordinary course, the Company provides indemnification clauses in commercial agreements where appropriate, in accordance with industry standard. As a result, the Company may be obligated to indemnify third parties for losses or damages incurred in connection with the Company’s operations or its non-compliance with contractual obligations. Additionally, the Company has entered into indemnification agreements with its officers and directors and its operating agreement contains certain indemnification obligations for officers and directors. It is not possible to determine the aggregate maximum potential loss pursuant to the aforementioned indemnification provisions and obligations due to the unique facts and circumstances involved in each particular situation.
Note 14 — Subsequent Events
Business Combination Agreement
On July 28, 2021, the Company (following the business combination, sometimes referred to as “OpCo”), along with certain investors of the Company including Turnkey Vacations, Inc. (“TK Newco”), and certain other equity holders of the Company (together with TK Newco, the “Blockers”), and its wholly owned subsidiary Vacasa, Inc., a Delaware corporation formed on July 1, 2021, and certain other parties entered into a Business Combination Agreement (“Business Combination Agreement” and the transactions contemplated thereby, the “Business Combination”) with TPG Pace Solutions Corporation (“TPG Pace”), pursuant to which, amount other things, and subject to the conditions therein:
•
the D-1 Convertible Notes of the Company will convert into series D-1 preferred units of the Company and outstanding warrants to purchase common unit equity interests in the Company will be exercised in accordance with their terms;

•
a restructuring will be completed such that, after giving effect to that restructuring, the Blockers will directly hold equity interests in the Company;

•
the Company will recapitalize its outstanding equity interests into new common units (subject to substantially the same terms and conditions, including applicable vesting requirements) and certain other rights to acquire equity interests (the “the Company’s Recapitalization”);

•
one (1) business day prior to the closing date of the transactions contemplated by the Business Combination Agreement (the “Closing”), TPG Pace will merge (the “Domestication Merger” and the proposal to approve the Domestication Merger, the “Domestication Merger Proposal”) with and into Vacasa, Inc., with Vacasa, Inc. surviving the Domestication Merger;

•
at the effective time of the Domestication Merger (the “Domestication Merger Effective Time”), (a) each then issued and outstanding Class A ordinary share of TPG Pace will convert automatically, on a one-for-one basis, into a share of Vacasa Inc. Class A Common Stock; (b) each then issued and outstanding Class F ordinary share of TPG Pace will convert automatically, on a one-for-one basis, into a share of class F common stock of Vacasa Inc. (“Vacasa Class F Common Stock”, which thereafter will convert into shares of Vacasa, Inc. Class A Common Stock in accordance with the Vacasa, Inc. Certificate of Incorporation); (c) each then issued and outstanding Class G ordinary share of TPG Pace will convert automatically, on a one-for-one basis, into a share of class G common

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Vacasa Holdings LLC
Notes to Condensed Consolidated Financial Statements
(unaudited)
stock of Vacasa, Inc. (“Vacasa Class G Common Stock”); and (d) the common stock of Vacasa, Inc. held by the Company will be cancelled;
•
investors party to Subscription Agreements will purchase, and Vacasa, Inc. will issue and sell to the investors, the number of shares of Vacasa, Inc. Class A Common Stock pursuant to and set forth in the Subscription Agreements against payment of the amount set forth in the Subscription Agreements;

•
the investors party to the Forward Purchase Agreements will purchase, and Vacasa, Inc. will issue and sell to such investors, the number of shares of Vacasa, Inc. Class A Common Stock pursuant to and as set forth in the Forward Purchase Agreements against payment of the amount set forth in the Forward Purchase Agreements;

•
through a series of separate merger transactions, the Blockers will merge with and into Vacasa, Inc., with Vacasa, Inc. ultimately surviving such merger transactions and owning the assets previously owned by the Blockers (the “Blocker Mergers”);

•
immediately following the Blocker Mergers and in connection with the Closing, Vacasa, Inc. will contribute all of its assets (other than the interests in the Company it then holds and amounts necessary to fund any shareholder redemptions), which will consist of the amount of funds contained in TPG Pace’s trust account (the “Trust Account”) net of any deferred underwriting commissions and transaction expenses and amounts paid in respect of shareholder redemptions and including the net cash proceeds resulting from the share issuances contemplated by the Subscription Agreements and the Forward Purchase Agreements (collectively, “Available Cash”), less the Company’s Cash Consideration, if applicable, to the Company in exchange for a number of OpCo Units of the Company such that Vacasa, Inc. thereafter will hold a number of OpCo Units of the Company equal to the total number of shares of Vacasa, Inc. Class A Common Stock (after giving effect to the conversion of the Vacasa Class F Common Stock in accordance with the Vacasa, Inc. Certificate of Incorporation) and Vacasa Class G Common Stock issued and outstanding immediately after giving effect to the Business Combination;

•
on the date of the Closing, in connection with the Company’s Recapitalization, the Domestication Merger and Blocker Mergers, as applicable: (a) Vacasa, Inc. will sell a number of shares of Vacasa, Inc. Class B Common Stock to each holder of OpCo Units for an amount per share equal to the par value thereof, (b) each Vacasa Holdings unit appreciation right award that is outstanding immediately prior to the Effective Time, whether vested or unvested, will be converted into an award of stock appreciation rights (each, a “Vacasa SAR Award”) covering shares of Vacasa, Inc. Class A Common Stock, (c) each option to purchase TK Newco stock that is outstanding immediately prior to the Effective Time, whether vested or unvested, will be converted into an option to purchase shares of Vacasa, Inc. Class A Common Stock (each, a “Vacasa Option”), (d) each Existing VH Holder entitled to receive a portion of the Vacasa Holdings Cash Consideration, if applicable, (other than the owners of the Blockers) will sell OpCo Units to Vacasa, Inc. in exchange for its allocable portion of the Vacasa Holdings Cash Consideration, if applicable, (at a price of $10 per OpCo Unit) and certain rights described in the Tax Receivable Agreement with respect to such OpCo Units sold, and (e) by virtue of each Blocker Merger, the outstanding equity interests in the applicable Blocker will be converted into the right to receive shares of Vacasa Class A Common Stock or other equity interests, a portion of the Vacasa Holdings Cash Consideration (if any), and certain rights as set forth in the Tax Receivable Agreement).

The aggregate consideration in connection with the Business Combination will be based on an equity value for the Company of $3,963,000,000. This aggregate consideration is expected to consist solely of shares of Vacasa, Inc. valued at $10.00 per share/unit (the “Equity Consideration”). The Business Combination is being accomplished through what is commonly referred to as an “Up-C” structure. The closing of the Business Combination is subject to conditions including approval of the stockholders of TPG Pace and minimum available cash conditions of TPG Pace, as defined in the Business Combination Agreement. On November 10,

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
Vacasa Holdings LLC
Notes to Condensed Consolidated Financial Statements
(unaudited)
2021, the registration statement on Form S-4 filed by Vacasa, Inc. in connection with the Business Combination was declared effective by the U.S. Securities and Exchange Commission, and TPG Pace scheduled a special meeting for November 30, 2021 to approve the Business Combination. The Business Combination is expected to close promptly after the special meeting.
In connection with the execution Business Combination Agreement described above, the Company modified the existing provisions of its UARs such that the existing performance condition is deemed satisfied upon the consummation of the Business Combination and continued service by the holder for a period of 180 days after the Business Combination. The existing service vesting requirements under the UAR awards were otherwise not modified. The modification results in compensation cost being measured based on the modification date fair value, and the Company will begin recognizing compensation cost for these awards upon consummation of the Business Combination.
Credit Agreement
In October 2021, the Company, through a wholly-owned subsidiary (the “Borrower”), and certain of its subsidiaries (collectively, the “Guarantors”) entered into a credit agreement with JPMorgan Chase Bank N.A. and the other lenders party thereto from time to time (the “Credit Agreement”; capitalized terms used herein and not otherwise defined are used as defined in the Credit Agreement).
The Credit Agreement includes a $55 million revolving credit facility and a $16 million letter of credit sublimit. Proceeds may be used for working capital and general corporate purposes. The Credit Agreement matures on October 7, 2026.
Borrowings under the Revolving Credit Facility are subject to interest, determined as follows:
•
Alternate Base Rate (“ABR”) borrowings accrue interest at a rate per annum equal to the ABR plus a margin of 1.50%. The ABR is equal to the greatest of (i) the Prime Rate, (ii) the NYFRB Rate plus 0.50%, and (iii) the Adjusted LIBO Rate for a one-month interest period plus 1.0%, subject to a 1.0% floor.

•
Eurocurrency borrowings accrue interest at a rate per annum equal to the Adjusted LIBO Rate plus a margin of 2.50%. The Adjusted LIBO Rate is calculated based on the applicable LIBOR for U.S. dollar deposits, subject to a 0.00% floor, multiplied by a fraction, the numerator of which is one and the denominator of which is one minus the maximum effective reserve percentage for Eurocurrency funding.

Borrowings under the Revolving Credit Facility do not amortize and are due and payable on October 7, 2026. Amounts outstanding under the Revolving Credit Facility may be voluntarily prepaid at any time and from time to time, in whole or in part, without premium or penalty. In addition to paying interest on the principal amounts outstanding under the Revolving Credit Facility, the Company is required to pay a commitment fee on unused amounts at a rate of 0.25% per annum. The Company is also required to pay customary letter of credit and agency fees.
The Credit Agreement contains customary covenants. In addition, the Credit Agreement includes a financial covenant that is applicable if, on the last day of any Test Period, the aggregate outstanding principal amount of Revolving Loans and Letters of Credit exceeds 35.0% of the then-outstanding revolving commitments. The financial covenant requires the Company to achieve at least 60.0% of certain projected revenue targets specified in the Credit Agreement, measured on a trailing four-quarter basis, as of the last date of each fiscal quarter.
The obligations of the Borrower and the Guarantors are unsecured until the earlier of the completion of the Business Combination Agreement, termination of the Business Combination Agreement, or December 31, 2021, whereupon the obligations of the Borrower and the Guarantors are secured by first-priority liens on substantially all of the assets of the Borrower and the Guarantors.

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PURSUANT TO 17 C.F.R. SECTION 200.83
TurnKey Vacation Rentals, Inc.
Financial Statements
as of and for the Year Ended
December 31, 2020 and
Independent Auditors’ Report

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
Independent Auditors’ Report
To the Board of Directors and Stockholders of
TurnKey Vacation Rentals, Inc.:
We have audited the accompanying financial statements of TurnKey Vacation Rentals, Inc. (a Delaware corporation) (the “Company”), which comprise the balance sheet as of December 31, 2020, and the related statements of operations, changes in redeemable convertible preferred stock and stockholders’ deficit, and cash flows for the year then ended, and the related notes to the financial statements.
Management’s Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.
Auditors’ Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.
Change in Accounting Principles
As discussed in Note 2 to the financial statements, the Company elected to change its accounting policies related to purchase accounting, goodwill amortization, and temporary-equity. Our opinion is not modified with respect to those matters.
/s/ Maxwell Locke & Ritter LLP
June 9, 2021
Austin, Texas

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
TurnKey Vacation Rentals, Inc.
Balance Sheet
December 31, 2020
Assets
Current assets:
Cash and cash equivalents	$42,095,831
Funds held on behalf of property owners	18,711,538
Accounts receivable, net	3,004,237
Capitalized contract costs, net	1,536,540
Prepaid expenses and other current assets	953,327
Total current assets	66,301,473
Capitalized contract costs, net	1,032,290
Property and equipment, net	1,542,493
Other assets	68,861
Total	$68,945,117
Liabilities and Stockholders’ Equity (Deficit)
Current liabilities:
Accounts payable	$1,247,404
Accrued expenses and other current liabilities	7,329,802
Liability for funds held on behalf of property owners	25,052,558
Deferred revenue	8,896,187
Paycheck Protection Program loan (Note 6)	6,419,900
Total current liabilities	48,945,851
Line of credit	8,000,000
Total liabilities	56,945,851
Commitments and contingencies (Note 7)
Redeemable convertible preferred stock, par value $0.001:
Series E Preferred Stock, 11,203,300 shares authorized, issued, and outstanding	33,000,441
Series D Preferred Stock, 12,995,504 shares authorized, issued, and outstanding	30,999,475
Series C Preferred Stock, 14,575,720 shares authorized, 14,492,624 shares issued and outstanding	21,347,635
Series B Preferred Stock, 10,102,990 shares authorized, issued, and outstanding	10,299,998
Series A Preferred Stock, 6,340,548 shares authorized, issued, and outstanding	5,000,156
Series Seed 2 Preferred Stock, 8,463,310 shares authorized, issued, and outstanding	3,037,482
Series Seed 1 Preferred Stock, 6,265,163 shares authorized, issued, and outstanding	1,697,859
Total redeemable convertible preferred stock	105,383,046
Stockholders’ equity (deficit):
Common stock, par value $0.0001, 106,941,000 shares authorized, 19,135,738 shares issued and outstanding as of December 31, 2020	1,913
Additional paid-in capital	855,825
Accumulated deficit	(94,241,518)
Total stockholders’ deficit	(93,383,780)
Total	$68,945,117
See notes to financial statements.

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PURSUANT TO 17 C.F.R. SECTION 200.83
TurnKey Vacation Rentals, Inc.
Statement of Operations
Year Ended December 31, 2020
Revenues	$93,214,432
Cost of revenues	47,439,183
Gross profit	45,775,249
Operating expenses:
Employee compensation and benefits	34,306,070
General and administrative	10,351,726
Sales and marketing	5,974,809
Travel	1,307,462
Depreciation and amortization	957,526
Total operating expenses	52,897,593
Loss from operations	(7,122,344)
Other income (expense):
Interest income	82,338
Interest expense	(274,391)
Other expense, net	(99)
Total other income, net	(192,152)
Loss before income taxes	(7,314,496)
Income tax expense	128,001
Net loss and comprehensive loss	$(7,442,497)
See notes to financial statements.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
TurnKey Vacation Rentals, Inc.
Statement of Changes in Redeemable Convertible Preferred Stock and Stockholders’ Deficit
Year Ended December 31, 2020
	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance, December 31, 2019	69,863,439	$105,383,046	18,655,367	$1,865	$354,171	$(86,799,021)	$(86,442,985)
Exercise of common stock options	—	—	480,371	48	123,170	—	123,218
Stock-based compensation	—	—	—	—	378,484	—	378,484
Net loss	—	—	—	—	—	(7,442,497)	(7,442,497)
Balance, December 31, 2020	69,863,439	$105,383,046	19,135,738	$1,913	$855,825	$(94,241,518)	$(93,383,780)
See notes to financial statements.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
TurnKey Vacation Rentals, Inc.
Statement of Cash Flows
Year Ended December 31, 2020
Cash Flows from Operating Activities:
Net loss	$(7,442,497)
Adjustments to reconcile net loss to net cash used in operating activities:
Release of provision for bad debt	(4,351)
Amortization of contract costs	1,214,369
Depreciation and amortization	957,526
Loss on disposal of property and equipment	50,868
Stock-based compensation	378,484
Changes in operating assets and liabilities that provided (used) cash:
Funds held on behalf of property owners	(5,558,231)
Accounts receivable	(1,394,339)
Capitalized contract costs	(2,083,908)
Prepaid expenses and other assets	106,289
Accounts payable	675,988
Accrued expenses and other current liabilities	2,305,430
Liability for funds held on behalf of property owners	7,514,815
Deferred revenue	3,480,373
Net cash provided by operating activities	200,816
Cash Flows from Investing Activities-
Purchases of property and equipment	(939,746)
Net cash used in investing activities	(939,746)
Cash Flows from Financing Activities:
Borrowings on Paycheck Protection Program loan	6,419,900
Borrowings on line of credit	8,500,000
Payments on line of credit	(500,000)
Proceeds from exercise of common stock options	123,218
Net cash provided by financing activities	14,543,118
Net change in cash and cash equivalents	13,804,188
Cash and cash equivalents, beginning of year	28,291,643
Cash and cash equivalents, end of year	$42,095,831
Supplemental Cash Disclosure-
Cash paid for interest	$240,419
See notes to financial statements.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
TurnKey Vacation Rentals, Inc.
Notes to Financial Statements
Year Ended December 31, 2020
1.
Description

TurnKey Vacation Rentals, Inc. (the “Company”), headquartered in Austin, Texas, provides property management and marketing services for residential real estate owners.
2.
Summary of Significant Accounting Policies

Basis of Presentation — The accompanying financial statements are presented in accordance with Accounting Principles generally accepted in the United States of America (“U.S. GAAP”) as defined by the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”).
Use of Estimates — The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.
Cash and Cash Equivalents — The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.
Funds Held on Behalf of Property Owners — In the course of the Company’s regular business activities as a property manager, the Company collects funds from rental customers which are intended to be used to pay property owners and taxing authorities on behalf of the property owners. No less than seventy-five percent of these funds are held in segregated cash accounts. The corresponding liability for these funds held on behalf of property owners is reported as liability for funds held on behalf of property owners on the balance sheet.
Accounts Receivable — Accounts receivable from property owners and credit card companies arise in the normal course of business and are recorded based on contracted prices when the Company has an unconditional right to payment under the terms of the contract. The Company continually evaluates the credit worthiness of each property owner’s financial condition and generally does not require collateral. The Company evaluates the collectability of its accounts receivable based on a combination of factors. In circumstances where the Company is aware of a specific customer’s inability to meet its financial obligations, the Company records a specific reserve for bad debts against amounts due. As of December 31, 2020, the allowance for doubtful accounts totaled approximately $57,000.
Concentration of Credit Risk — Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents and accounts receivable. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and may exceed the amount of insurance provided on such deposits.
Capitalized Contract Costs — The Company recognizes an asset for the incremental costs to obtain a contract, such as sales commissions, if the Company expects to recover those costs through the margin inherent in the contract. When the amortization period of the asset that the Company would otherwise have recognized is one year or less, the Company applies the practical expedient to expense costs to obtain a contract as incurred. The Company recognizes an asset for the incremental costs to fulfill a contract, such as labor and materials associated with onboarding new property owner customers, if the costs relate directly to an existing or specific anticipated contract, generate or enhance resources that the Company will use to satisfy performance obligations in the future, and if the Company expects to recover those costs through the margin inherent in the contract. Costs to obtain and fulfill contracts are amortized to operating expenses over the estimated benefit period of approximately three years in a manner that is consistent with the transfer of the related goods or services to which the asset relates. The costs are periodically reviewed for impairment. As of December 31, 2020, capitalized contract costs included approximately $897,000 and $1,672,000 of capitalized costs to obtain and fulfill contracts, respectively.

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PURSUANT TO 17 C.F.R. SECTION 200.83
Internal-Use Software — Costs incurred during the preliminary stage of the development of an application, such as the conceptualization and evaluation of the project, are expensed as incurred. Costs incurred during the development stage of the application, such as coding, testing and debugging, are capitalized and subjected to a recovery test. Costs incurred to enhance and extend software lives are also capitalized. Costs incurred in the post implementation and operation phases of the application, such as training and maintenance, are expensed as incurred. As management determined the estimated benefit period associated with internal-use software was less than one year, the Company did not capitalize any internal-use software costs as of December 31, 2020.
Property and Equipment — Property and equipment are stated at cost less accumulated depreciation and amortization. Major additions and improvements are capitalized while maintenance and repairs that do not improve or extend the useful life of the respective asset are expensed. Depreciation of property and equipment is computed using the straight-line method over the estimated useful lives of the assets, which range from three to five years. Leasehold improvements are amortized over the shorter of the life of the leasehold improvement or the term of the related lease. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are removed and any resulting gain or loss is credited or charged to income or expense, respectively.
Impairment of Long-Lived Assets — Long lived assets subject to depreciation and amortization are reviewed for impairment at the asset group level whenever events or circumstances indicate that the amount recorded may not be recoverable. An impairment loss is recognized by the amount in which the carrying amount of the asset group exceeds fair value, if the carrying amount of the asset group is not recoverable.
Fair Value Measurements — Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value accounting requires characterization of the inputs used to measure fair value into a three-level fair value hierarchy as follows:
Level 1 —
Inputs based on quoted prices in active markets for identical assets or liabilities. An active market is a market in which transactions occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 —
Observable inputs that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent from the entity.

Level 3 —
Unobservable inputs that reflect the entity’s own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available.

There are three general valuation techniques that may be used to measure fair value: 1) market approach — uses prices generated by market transactions involving identical or comparable assets or liabilities, 2) cost approach — uses the amount that currently would be required to replace the service capacity of an asset (replacement cost), and 3) income approach — uses valuation techniques to convert future amounts to present amounts based on current market expectations.
Revenue Recognition — Refer to Note 3 for discussion of the Company’s revenue recognition policy.
Advertising Costs — Advertising costs are charged to expense as incurred. The Company incurred advertising costs of approximately $4,707,000 during the year ended December 31, 2020, which are included in sales and marketing expense on the statement of operations.
Income Taxes — The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. Income taxes are accounted for under the liability method whereby deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The effect of changes in tax rates on deferred tax assets and liabilities is recognized in the period that includes the enactment date. Valuation allowances are established when considered necessary to reduce the net deferred tax assets to amounts which are more likely than not to be realized.

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PURSUANT TO 17 C.F.R. SECTION 200.83
The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the relevant taxing authority based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.
Stock-based Compensation — The Company accounts for stock-based transactions using a fair-value method and recognizes stock-based compensation in the statement of operations over the employee’s requisite vesting period. Stock-based compensation expense is measured on the grant date based on the fair value of the award and is recognized over the employee’s requisite service period.
Changes in Accounting Principles — The Company historically elected certain private company accounting alternatives related to (i) identifiable intangible assets acquired in a business combination, (ii) the amortization of goodwill, and (iii) the presentation of temporary-equity for redeemable preferred stock. Management elected to no longer apply these private company accounting alternatives during the year ended December 31, 2020 in anticipation of a future acquisition of the Company. As a result of the changes for identifiable intangible assets in a business combination, no goodwill was recorded related to business combinations completed in years prior to 2020 and the identifiable intangible assets acquired in those business combinations were fully amortized prior to 2020 and no longer remain on the balance sheet. Refer to the balance sheet and the statement of changes in redeemable convertible preferred stock and stockholders’ deficit for the impact of the change in presentation of temporary-equity for redeemable preferred stock.
Recently Issued Accounting Pronouncements — In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which requires the recognition of right-of-use lease assets and lease liabilities by lessees for all leases, including leases previously classified as operating leases, and modifies the classification criteria and accounting for sales-type and direct financing leases by lessors. Leases continue to be classified as finance or operating leases by lessees and both classifications require the recognition of a right-of-use asset and a lease liability, initially measured at the present value of the lease payments in the balance sheet. Interest on the lease liability and amortization of the right-of-use asset are recognized separately in the statement of operations for finance leases and as a single lease cost recognized on the straight-line basis over the lease term for operating leases. The standard is effective using a modified retrospective approach for public business entities for fiscal years beginning after December 15, 2021 and early adoption is permitted. The Company is currently evaluating the impact the standard will have on its financial statements.
In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which seeks to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments, including trade receivables and other commitments to extend credit held by a reporting entity at each reporting date. Entities are required to replace the incurred loss impairment methodology in current U.S. GAAP with a methodology that reflects current expected credit losses and requires consideration of a broader range of reasonable and supportable information to determine credit loss estimates. The amendment is effective using a modified retrospective approach for fiscal years beginning after December 15, 2022 and early adoption is permitted. The Company is currently evaluating the impact the amendment will have on its financial statements.
In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which simplifies the accounting standards for income taxes. The amendment clarifies and simplifies aspects of the accounting for income taxes to help promote consistent application of U.S. GAAP by eliminating certain exceptions to the general principles of ASC 740, Income Taxes. The amendment is effective for public business entities for fiscal years beginning after December 15, 2020 and early adoption is permitted. The Company will apply the amendment prospectively, with the exception of the guidance on franchise taxes that are partially based on income, which will be applied either retrospectively or using a modified retrospective approach. The Company is currently evaluating the impact the amendment will have on its financial statements.
3.
Revenue Recognition

Revenue is recognized when promised services are transferred to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services by following a

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PURSUANT TO 17 C.F.R. SECTION 200.83
five step process: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to each performance obligation, and (5) recognize revenue when or as the Company satisfies a performance obligation. A performance obligation is a promise in the contract to transfer a distinct good or service to a customer. The Company primarily derives its revenues from 1) providing property management and marketing services to independent property owners (“property owner services”), and 2) providing property rental booking and damage waiver protection services to the property owners’ rental guests (“guest services”). Property owner contracts are generally cancellable without penalty. Property owners are invoiced monthly and the Company remits the rental fees received in each month to the property owners, net of the Company’s agreed-upon fees. Payment for guest services is collected at contract inception. Taxes collected from customers and remitted to governmental authorities are excluded from revenue.
Each of the promises in the property owner services contracts and the guest services contracts are distinct; however, the Company accounts for the property owner services as a single performance obligation and accounts for the guest services as a single performance obligation as the services are delivered concurrently and have the same pattern of transfer to the customer.
The monthly property owner services represent a series of distinct performance obligations that are substantially the same and have the same pattern of transfer to the customer. The transaction price for these contracts includes variable consideration in the form of fees based on monthly rental transaction and service order volume and revenue is recognized over the contract term based on actual usage in each month. Property owner services revenue is recognized net of third-party vendor fees associated with service orders as the Company is acting as an agent on behalf of the property owners in arranging for these services.
The transaction price for the guest services contracts includes variable consideration as a result of refunds provided to guests at management’s discretion and fees charged for excessive wear and tear to the property. Management has determined that the variable consideration associated with possible refunds and excessive wear and tear fees is not constrained and uses an expected value method to estimate the variable consideration at contract inception and updates its estimates of variable consideration each period based on the terms of the agreements, historical experience, and any recent changes in the market. The liability for estimated refunds was not significant as of December 31, 2020. Guest services revenue is recognized ratably over the reservation period, net of amounts collected for property damage, wear and tear, and trash service fees collected from the guests by the Company acting as an agent on behalf of the property owners.
Disaggregated revenues were as follows for the year ended December 31, 2020:
Property management services	$91,192,075
Other	2,022,357
Total revenues	$93,214,432
The Company issued future stay credits to guests during the year ended December 31, 2020 following reservation cancellations resulting from lockdowns in certain markets as a result of the COVID-19 pandemic (Note 7). These future stay credits expire at various dates during 2021. Management determined that revenue recognized subject to these future stay credits is constrained and the Company will recognize the associated revenue, net of third-party vendor fees and amounts collected on behalf of property owners, either (i) ratably over the future reservation period when the future stay credits are redeemed by guests, or (ii) upon expiration of the unused future stay credits. As of December 31, 2020, the following amounts were included on the Company’s balance sheet related to these future stay credits:
Accrued expenses and other current liabilities	$1,252,358
Liability for funds held on behalf of property owners	8,253,619
Deferred revenue	3,959,804
Total liabilities associated with future stay credits	$13,465,781
Deferred revenue on the Company’s balance sheet includes amounts received from guest services customers in excess of revenue recognized and amounts billed to guest services customers under the

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PURSUANT TO 17 C.F.R. SECTION 200.83
provisions of the guest services contracts, for which balances may still be outstanding in accounts receivable. The deferred revenue balance as of December 31, 2020 will be recognized as revenue during 2021. The timing of revenue recognition, billings and cash collections results in billed accounts receivable and deferred revenue which totaled approximately $1,606,000 and $5,416,000, respectively, as of December 31, 2019. During the year ended December 31, 2020, the Company recognized approximately $5,416,000 of revenue which was included in deferred revenue as of December 31, 2019, of which approximately $3,378,000 was recognized from performance obligations which were partially satisfied in 2019. The remaining change in deferred revenue during the year ended December 31, 2020 resulted from increases due to cash received and amounts billed to guest services customers under the provisions of the guest services contracts, excluding amounts recognized as revenue during the year.
4.
Property and Equipment

Property and equipment consisted of the following as of December 31, 2020:
Furniture and equipment	$1,590,925
Computers	981,582
Software	174,135
Leasehold improvements	400,659
3,147,301
Less accumulated depreciation	(1,604,808)
Property and equipment, net	$1,542,493

5.
Line of Credit

The Company has a line of credit agreement with a bank (the “LOC”) that is secured by substantially all of the Company’s assets and provides for aggregate borrowings not to exceed $15,000,000, less the aggregate amount of letters of credit, corporate credit card balances, and merchant credit card processing reserves outstanding under the LOC. The aggregate maximum amount outstanding for letters of credit, corporate credit cards, and merchant credit card processing reserves shall not collectively exceed $750,000. Borrowings are limited to $12,000,000 until such time as either (i) the Company receives a minimum of $10,000,000 of New Equity, as defined, or ii) the Company borrows $10,000,000 under a subordinate loan agreement (the “Trigger Event”). Interest only payments are due monthly at prime plus 0.75% and the principal balance is due upon the earlier of (i) maturity on August 5, 2023 or (ii) fifteen days prior to the latest maturity date of any outstanding Subordinated Debt, as defined. The LOC provides the Company with a Term Out Option, as defined, through July 21, 2021 which provides for repayment in equal monthly installments of principal plus interest beginning on August 1, 2021 through maturity on August 5, 2021. After the Company delivers a Term Out Notice to the bank, cash advances, once repaid, may not be reborrowed. The LOC requires compliance with a Performance to Plan financial covenant, as defined, if the aggregate amount of advances outstanding under the LOC is greater than $9,000,000 if the Trigger Event has not occurred or $10,000,000 if the Trigger Event has occurred. The outstanding balance on the LOC totaled $8,000,000 as of December 31, 2020.
6.
PPP Loan

In April 2020, the Company entered into a loan agreement administered by the U.S. Small Business Administration (“SBA”) pursuant to the Paycheck Protection Program under the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”). The Company received loan proceeds of $6,419,900 (the “PPP Loan”). The PPP Loan matures on April 21, 2022 and bears interest at a fixed rate of 1.00%. The PPP Loan and accrued interest are forgivable after twenty-four weeks as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during the forgiveness period. The Company used the loan proceeds to fund its payroll expenses during the year ended December 31, 2020 and management believes the Company met the PPP Loan eligibility criteria for forgiveness. The Company submitted an application to the SBA for forgiveness of the loan in

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
October 2020. The carrying value of the PPP Loan was $6,419,900 as of December 31, 2020. In June 2021, as a result of the Company’s improved financial condition and the acquisition of the Company by Vacasa Holdings, LLC on April 1, 2021 (Note 11), the PPP Loan principal balance and accrued interest was repaid in full and forgiveness is no longer being pursued from the SBA.
7.
Commitments and Contingencies

The Company is obligated under non-cancelable operating lease agreements for its office facilities and certain equipment. Certain leases require additional payments for operating expenses. Rental expense, including operating expenses, under the operating lease agreements totaled approximately $665,000 for the year ended December 31, 2020.
Future minimum lease payments under non-cancelable operating lease agreements as of December 31, 2020 were as follows:
2021	$295,156
2022	73,927
Total	$369,083
The Company is involved in various legal proceedings which arise from time to time in the normal course of business. While the results of such matters generally cannot be predicted with certainty, management does not expect any such matters to have a material adverse effect on the Company’s financial position or results of operations as of and for the year ended December 31, 2020.
In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a pandemic, which continues to spread throughout the world. While the disruption is expected to be temporary, there is uncertainty around the severity and duration. Therefore, while this issue may negatively impact the Company’s business, results of operations, and financial position, the related financial impact cannot be reasonably estimated at this time. As a result of the COVID-19 pandemic, the Company experienced significant disruptions to its operations in the first and second quarters of the year ended December 31, 2020 due to lockdowns in certain markets resulting from local mandates based on guidance from government officials and health authorities. Management does not currently anticipate a negative impact on the Company’s future business or financial position as the Company has seen continued growth in operations following the second quarter of 2020 as market lockdowns were lifted. Management is actively managing the business to maintain the Company’s cash flow and liquidity.
8.
Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit)

The following is a summary of the Company’s redeemable convertible Series E, Series D, Series C, Series B, Series A, Series Seed 2, and Series Seed 1 Preferred Stock (collectively, the “Preferred Stock”):
Voting
Except as otherwise expressly provided in the Company’s certificate of incorporation or as required by law, the holders of Preferred Stock are entitled to vote, together with the holders of common stock, on all matters submitted to stockholders for a vote. Each holder of Preferred Stock is entitled to the number of votes equal to the number of shares of common stock into which each share of Preferred Stock is convertible at the time of such vote.
Dividends
The holders of Preferred Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available, prior and in preference to any declaration or payment of any dividend on the Company’s common stock, in proportion to the number of shares of common stock which would be held by each such holder if all shares of Preferred Stock were converted at the then-effective Conversion Rate, as defined. The right to receive dividends is not cumulative. As of December 31, 2020, no dividends had been declared or paid by the Company.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
Conversion
Each share of Preferred Stock, at the option of the holder, is convertible at any time after the date of issuance into a number of common stock shares determined by dividing the Original Issue Price by the conversion price in effect at the time. The initial conversion price for each series of Preferred Stock is equal to the applicable Original Issue Price and is subject to adjustment (as defined). The Original Issue Price is $2.9456 per share for the Series E Preferred Stock, $2.3854 per share for the Series D Preferred Stock, $1.4730 per share for the Series C Preferred Stock, $1.0195 per share for the Series B Preferred Stock, $0.7886 per share for the Series A Preferred Stock, $0.3589 per share for the Series Seed 2 Preferred Stock, and $0.2710 per share for the Series Seed 1 Preferred Stock, and is subject to adjustment for recapitalizations.
Conversion is automatic upon the earlier of (i) the Company’s sale of common stock in a firm commitment underwritten public offering in which the public offering price exceeds $8.8367 per share and the aggregate gross proceeds raised is at least $50,000,000, or (ii) the date specified by written consent of the holders of a majority of the then outstanding shares of Preferred Stock and the holders of at least a majority of the then outstanding Series E, Series D, and Series C Preferred Stock.
Redemption
The Preferred Stock is redeemable in three equal annual installments at the election of the holders of a majority of the then outstanding shares of Preferred Stock at any time after June 13, 2026. The redemption price will be an amount per share equal to the Original Issue Price, plus all declared but unpaid dividends.
Liquidation
In the event of any liquidation, dissolution or winding up of the affairs of the Company (as defined), either voluntarily or involuntarily, the stockholders shall receive liquidation payments in the following order of preference: Series E Preferred Stock, Series D Preferred Stock, Series C Preferred Stock, Series B Preferred Stock, Junior Preferred Stock, and common stock. Junior Preferred Stock includes Series A, Series Seed 2, and Series Seed 1 Preferred Stock. The holders of Preferred Stock shall receive an amount per share equal to the greater of (a) the sum of (i) the Original Issue Price per share for such class of Preferred Stock and (ii) all declared by unpaid dividends on such shares of Preferred Stock, or such lesser amount as may be approved in writing by the holders of a majority of the then outstanding shares of such class of Preferred Stock, or (b) such amount per share as would have been payable had all shares of such class of Preferred Stock been converted into common stock. If upon such liquidation, dissolution or winding up, the funds distributed are insufficient to permit the payment to each holder of Preferred Stock of the full preferential amount, the funds available shall be distributed ratably among the holders of Preferred Stock in proportion to the full preferential amounts to which they otherwise would be entitled in accordance with the liquidation preference by class of Preferred Stock. After the payment of all preferential amounts required to be paid to the holders of Preferred Stock, the remaining assets of the Company shall be distributed pro rata to the holders of common stock.
Stock Options
The 2014 Equity Incentive Plan (the “Plan”) provides for the issuance of incentive and nonstatutory stock options, stock appreciation rights, restricted stock, and restricted stock units (collectively, the “Awards”) to employees, directors, and consultants of the Company. The maximum number of shares of common stock that may be issued over the term of the Plan shall not exceed 15,437,145 shares. The Company has reserved a sufficient number of shares of common stock to permit exercise of Awards in accordance with the terms of the Plan. The form of the Awards to be granted under the Plan will be determined by the Company’s Board of Directors at the time of grant. Stock options have variable vesting schedules, with a typical four year vesting schedule, with 25% of the options vesting on the first anniversary of the date of the grant and the remaining options vesting ratably over the next 36 months. The Company has not granted any stock appreciation rights, restricted stock, or restricted stock units under the Plan to date.
A summary of the Plan’s stock option activity during the year ended December 31, 2020 follows:

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
	Number of Options	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Term (in years)
Options outstanding, December 31, 2019	8,593,262	$0.59
Granted	1,115,800	1.02
Exercised	(480,371)	0.26
Forfeited	(924,165)	0.83
Options outstanding, December 31, 2020	8,304,526	$0.64	7.0
Options vested and exercisable, December 31, 2020	5,169,118	$0.46	6.0
During the year ended December 31, 2020, the fair value of each option grant was estimated on the date of grant using the Black-Scholes pricing model assuming no dividends and the following weighted average assumptions:
Expected volatility	40.9%
Expected life	6 years
Risk-free rate	0.49%
Volatility is based on average historical volatilities for public companies in similar industries over the expected life of the option. The expected life of the options represents the period of time that options granted are expected to be outstanding. The risk-free interest rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of the grant. The weighted-average grant date fair value of options granted during the year ended December 31, 2020 was $0.40 per share. As of December 31, 2020, approximately $853,000 of unrecognized compensation expense related to non-vested awards is expected to be recognized over the course of the weighted average remaining four years.
Warrants
In conjunction with the LOC, the Company issued fully-vested warrants to a bank to purchase preferred stock during the years ended December 31, 2015 and 2016. The value of the warrants issued during 2015 and 2016 was determined not to be significant. During the year ended December 31, 2020, the Company issued warrants to a vendor in exchange for property listing services to purchase an aggregate of 65,346 shares of common stock. The warrants provide that 32,673 of the warrant shares vested and became exercisable for $0.01 per share on the first date that live transactions were generated pursuant to the agreement, which occurred prior to December 31, 2020. The remaining 32,673 of the warrant shares vest and become exercisable for $1.01 per share on December 8, 2022. The value of the warrants issued during the year ended December 31, 2020 was determined not to be significant and no expense was recorded.
The following warrants were outstanding as of December 31, 2020:
Type of Stock	Number of Shares	Exercise Price	Expiration Date
Series A Preferred Stock	120,000	$0.7886	May 26, 2025
Series C Preferred Stock	83,096	$1.4730	November 22, 2026
Common Stock	32,673	$0.01	December 9, 2030
Common Stock	32,673	$1.01	December 9, 2030

9.
Retirement Plan

The Company maintains a 401(k) Plan (the “401(k) Plan”) for the benefit of substantially all employees who are 18 years or older and have completed three consecutive months of service. The Company has the option to make annual discretionary contributions to the 401(k) Plan. Employer contributions for the year ended December 31, 2020 totaled approximately $178,000.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
10.
Income Taxes

For financial reporting purposes, loss before income taxes for the year ended December 31, 2020 includes the following components:
United States	$(7,314,496)
Total	$(7,314,496)
The components of income tax expense were as follows for the year ended December 31, 2020:
Current:
Federal	$—
State	128,001
Total current	128,001
Deferred:
Federal	—
State	—
Total deferred	—
Total income tax expense	$128,001
The Company’s effective tax rate differs from the amounts computed by applying the U.S. federal statutory income tax rate of 21% to loss before income taxes for the year ended December 31, 2020 as follows:
Income tax expense at federal statutory rate	$(1,536,044)
Increase (decrease) in tax rate resulting from:
State and local income taxes, net of federal tax benefit	158,455
Nondeductible/nontaxable items	38,133
Stock-based compensation	79,482
Change in valuation allowance	1,345,263
Other, net	42,712
Income tax expense	$128,001
The Company’s provision for income taxes differs from the expected tax benefit amount computed by applying the statutory federal income tax rate of 21% to income before income taxes primarily as a result of state taxes and the result of the application of a valuation allowance.
As of December 31, 2020, the significant components of deferred tax assets and deferred tax liabilities were as follows:
Deferred tax assets:
Net operating loss carryforwards	$19,119,476
Other	404,232
Total deferred tax assets	19,523,708
Deferred tax liabilities:
Capitalized contract costs	(591,652)
Total deferred tax liabilities	(591,652)
Less: valuation allowance	(18,932,056)
Total deferred tax assets	$—
The Company established a valuation allowance equal to the net deferred tax assets due to uncertainties regarding the realization of deferred tax assets based on the Company’s lack of earnings history. The total

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
valuation allowance recognized for net deferred tax assets as of December 31, 2020 was $18,932,056. The valuation allowance increased by $1,345,263 during the year ended December 31, 2020.
As of December 31, 2020, the Company had approximately $83,130,000 in federal net operating loss carryforwards and various state net operating loss carryforwards that can be utilized in future periods to reduce taxable income. However, the future utilization of the carryforwards may be subject to an annual limitation as a result of historic stock ownership changes. Further, a portion of the carryforwards may expire before being applied to reduce future income tax liabilities. The Company has not performed a study to determine if the carryforwards are subject to this limitation. The federal net operating loss carryforwards related to years prior to December 31, 2017 will expire in varying amounts, beginning in 2034 if not utilized. As result of the Tax Cuts and Jobs Act of 2017 (the “2017 Tax Act”), federal net operating losses generated in tax years after December 31, 2017 can be carried forward indefinitely. The state net operating loss carryforwards begin to expire in 2034.
Management evaluated the Company’s tax positions for all open tax years and believes the Company had no material uncertain tax positions and recorded no related interest or penalties as of and for the year ended December 31, 2020. Carryforward attributes that were generated in tax years prior to those that remain open for examination may still be adjusted by relevant tax authorities upon examination if they either have been, or will be, used in a future period.
11.
Subsequent Events

The Company evaluated subsequent events through June 9, 2021 (the date the financial statements were available to be issued).
In March 2021, the Company repaid the outstanding LOC balance as of December 31, 2020 of $8,000,000.
In March 2021, the Company entered into a definitive agreement to be acquired by Vacasa Holdings, LLC. The transaction was subject to the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”). The waiting period expired on March 29, 2021 and the transaction closed on April 1, 2021.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
TurnKey Vacation Rentals, Inc.
      Financial Statements
   as of and for the Period from
 January 1, 2021 to March 31, 2021
Unaudited Financial Statements as of March 31, 2021 and for the Period From January 1, 2021 to March 31, 2021
Balance Sheets as of March 31, 2021 and December 31, 2020 (unaudited)	F-107
Statement of Operations for the Period from January 1, 2021 to March 31, 2021 (unaudited)	F-108
Statement of Changes in Redeemable Convertible Preferred Stock and Stockholders' Deficit for the Period from January 1, 2021 to March 31, 2021 (unaudited)	F-109
Statement of Cash Flows for the Period from January 1, 2021 to March 31, 2021 (unaudited)	F-110
Notes to Financial Statements (unaudited)	F-111

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
TurnKey Vacation Rentals, Inc.
Balance Sheets
March 31, 2021 and December 31, 2020
(unaudited)
	March 31, 2021	December 31, 2020
Assets
Current assets:
Cash and cash equivalents	$37,846,344	$42,095,831
Funds held on behalf of property owners	23,607,171	18,711,538
Accounts receivable, net	3,506,553	3,004,237
Capitalized contract costs, net	1,662,783	1,536,540
Prepaid expenses and other current assets	1,481,870	953,327
Total current assets	68,104,721	66,301,473
Capitalized contract costs, net	1,032,290	1,032,290
Property and equipment, net	1,601,415	1,542,493
Other assets	68,305	68,861
Total	$70,806,731	$68,945,117
Liabilities and Stockholders’ Equity (Deficit)
Current liabilities:
Accounts payable	$1,921,434	$1,247,404
Accrued expenses and other current liabilities	9,709,642	7,329,802
Liability for funds held on behalf of property owners	31,628,123	25,052,558
Deferred revenue	11,479,983	8,896,187
Paycheck Protection Program loan (Note 6)	6,419,900	6,419,900
Total current liabilities	61,159,082	48,945,851
Line of credit	—	8,000,000
Total liabilities	61,159,082	56,945,851
Commitments and contingencies (Note 7)
Redeemable convertible preferred stock, par value $0.001:
Series E Preferred Stock, 11,203,300 shares authorized, issued, and outstanding	33,000,441	33,000,441
Series D Preferred Stock, 12,995,504 shares authorized, issued, and outstanding	30,999,475	30,999,475
Series C Preferred Stock, 14,575,720 shares authorized, 14,492,624 shares issued and outstanding	21,347,635	21,347,635
Series B Preferred Stock, 10,102,990 shares authorized, issued, and outstanding	10,299,998	10,299,998
Series A Preferred Stock, 6,340,548 shares authorized, issued, and outstanding	5,000,156	5,000,156
Series Seed 2 Preferred Stock, 8,463,310 shares authorized, issued, and outstanding	3,037,482	3,037,482
Series Seed 1 Preferred Stock, 6,265,163 shares authorized, issued, and outstanding	1,697,859	1,697,859
Total redeemable convertible preferred stock	105,383,046	105,383,046
Stockholders’ equity (deficit):
Common stock, par value $0.0001, 106,941,000 shares authorized, 19,643,492 shares issued and outstanding as of March 31, 2021	1,964	1,913
Additional paid-in capital	1,291,866	855,825
Accumulated deficit	(97,029,227)	(94,241,518)
Total stockholders’ deficit	(95,735,397)	(93,383,780)
Total	$70,806,731	$68,945,117

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
TurnKey Vacation Rentals, Inc.
Statement of Operations
Period from January 1, 2021 to March 31, 2021
(unaudited)
Revenues	$30,617,934
Cost of revenues	14,266,044
Gross profit	16,351,890
Operating expenses:
Employee compensation and benefits	9,935,966
Transaction costs (Note 10)	3,494,714
General and administrative	3,005,622
Sales and marketing	2,024,779
Travel	291,550
Depreciation and amortization	241,102
Total operating expenses	18,993,733
Loss from operations	(2,641,843)
Other income (expense):
Interest income	4,256
Interest expense	(60,161)
Total other expense, net	(55,905)
Loss before income taxes	(2,697,748)
Income tax expense	89,961
Net loss and comprehensive loss	$(2,787,709)

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
TurnKey Vacation Rentals, Inc.
Statement of Changes in Redeemable Convertible Preferred Stock and Stockholders’ Deficit
Period from January 1, 2021 to March 31, 2021
(unaudited)
	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance, December 31, 2020	69,863,439	$105,383,046	19,135,738	$1,913	$855,825	$(94,241,518)	$(93,383,780)
Exercise of common stock options	—	—	507,754	51	248,830	—	248,881
Stock-based compensation	—	—	—	—	187,211	—	187,211
Net loss	—	—	—	—	—	(2,787,709)	(2,787,709)
Balance, March 31, 2021	69,863,439	$105,383,046	19,643,492	$1,964	$1,291,866	$(97,029,227)	$(95,735,397)

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
TurnKey Vacation Rentals, Inc.
Statement of Cash Flows
Period from January 1, 2021 to March 31, 2021
(unaudited)
Cash Flows from Operating Activities:
Net loss	$(2,787,709)
Adjustments to reconcile net loss to net cash provided by operating activities:
Release of provision for bad debt	(7,011)
Amortization of contract costs	432,057
Depreciation and amortization	241,102
Stock-based compensation	187,211
Changes in operating assets and liabilities that provided (used) cash:
Funds held on behalf of property owners	(4,895,633)
Accounts receivable	(495,305)
Capitalized contract costs	(558,300)
Prepaid expenses and other assets	(527,987)
Accounts payable	674,030
Accrued expenses and other current liabilities	2,379,840
Liability for funds held on behalf of property owners	6,575,565
Deferred revenue	2,583,796
Net cash provided by operating activities	3,801,656
Cash Flows from Investing Activities-
Purchases of property and equipment	(300,024)
Net cash used in investing activities	(300,024)
Cash Flows from Financing Activities:
Payments on line of credit	(8,000,000)
Proceeds from exercise of common stock options	248,881
Net cash used in financing activities	(7,751,119)
Net change in cash and cash equivalents	(4,249,487)
Cash and cash equivalents, beginning of year	42,095,831
Cash and cash equivalents, end of year	$37,846,344
Supplemental Cash Disclosure-
Cash paid for interest	$78,133

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
TurnKey Vacation Rentals, Inc.
Notes to Financial Statements
Period from January 1, 2021 to March 31, 2021
(unaudited)
1.
Description

TurnKey Vacation Rentals, Inc. (the “Company”), headquartered in Austin, Texas, provides property management and marketing services for residential real estate owners.
2.
Summary of Significant Accounting Policies

Basis of Presentation — The accompanying interim financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial reporting as defined by the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”). These financial statements are unaudited. In the opinion of management, the unaudited interim financial statements have been prepared on the same basis as the annual financial statements, and all adjustments of a normal and recurring nature considered necessary to present fairly the financial position, results of operations and cash flows of the Company as of and for the period from January 1, 2021 to March 31, 2021 have been included. The results for this interim period are not necessarily indicative of the results to be expected for the full fiscal year due to the potential for seasonality in the Company’s business.
Use of Estimates — The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.
Cash and Cash Equivalents — The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.
Funds Held on Behalf of Property Owners — In the course of the Company’s regular business activities as a property manager, the Company collects funds from rental customers which are intended to be used to pay property owners and taxing authorities on behalf of the property owners. No less than seventy-five percent of these funds are held in segregated cash accounts. The corresponding liability for these funds held on behalf of property owners is reported as liability for funds held on behalf of property owners on the balance sheet.
Accounts Receivable — Accounts receivable from property owners and credit card companies arise in the normal course of business and are recorded based on contracted prices when the Company has an unconditional right to payment under the terms of the contract. The Company continually evaluates the credit worthiness of each property owner’s financial condition and generally does not require collateral. The Company evaluates the collectability of its accounts receivable based on a combination of factors. In circumstances where the Company is aware of a specific customer’s inability to meet its financial obligations, the Company records a specific reserve for bad debts against amounts due. As of March 31, 2021, the allowance for doubtful accounts totaled approximately $50,000.
Concentration of Credit Risk — Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents and accounts receivable. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and may exceed the amount of insurance provided on such deposits.
Capitalized Contract Costs — The Company recognizes an asset for the incremental costs to obtain a contract, such as sales commissions, if the Company expects to recover those costs through the margin inherent in the contract. When the amortization period of the asset that the Company would otherwise have recognized is one year or less, the Company applies the practical expedient to expense costs to obtain a contract as incurred. The Company recognizes an asset for the incremental costs to fulfill a contract, such as labor and materials associated with onboarding new property owner customers, if the costs relate directly to an existing or specific anticipated contract, generate or enhance resources that the Company will use to satisfy performance obligations in the future, and if the Company expects to recover those costs through the

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
margin inherent in the contract. Costs to obtain and fulfill contracts are amortized to operating expenses over the estimated benefit period of approximately three years in a manner that is consistent with the transfer of the related goods or services to which the asset relates. The costs are periodically reviewed for impairment. As of March 31, 2021, capitalized contract costs included approximately $897,000 and $1,798,000 of capitalized costs to obtain and fulfill contracts, respectively.
Internal-Use Software — Costs incurred during the preliminary stage of the development of an application, such as the conceptualization and evaluation of the project, are expensed as incurred. Costs incurred during the development stage of the application, such as coding, testing and debugging, are capitalized and subjected to a recovery test. Costs incurred to enhance and extend software lives are also capitalized. Costs incurred in the post implementation and operation phases of the application, such as training and maintenance, are expensed as incurred. As management determined the estimated benefit period associated with internal-use software was less than one year, the Company did not capitalize any internal-use software costs as of March 31, 2021.
Property and Equipment — Property and equipment are stated at cost less accumulated depreciation and amortization. Major additions and improvements are capitalized while maintenance and repairs that do not improve or extend the useful life of the respective asset are expensed. Depreciation of property and equipment is computed using the straight-line method over the estimated useful lives of the assets, which range from three to five years. Leasehold improvements are amortized over the shorter of the life of the leasehold improvement or the term of the related lease. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are removed and any resulting gain or loss is credited or charged to income or expense, respectively.
Impairment of Long-Lived Assets — Long lived assets subject to depreciation and amortization are reviewed for impairment at the asset group level whenever events or circumstances indicate that the amount recorded may not be recoverable. An impairment loss is recognized by the amount in which the carrying amount of the asset group exceeds fair value, if the carrying amount of the asset group is not recoverable.
Fair Value Measurements — Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value accounting requires characterization of the inputs used to measure fair value into a three-level fair value hierarchy as follows:
Level 1 —
Inputs based on quoted prices in active markets for identical assets or liabilities. An active market is a market in which transactions occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 —
Observable inputs that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent from the entity.

Level 3 —
Unobservable inputs that reflect the entity’s own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available.

There are three general valuation techniques that may be used to measure fair value: 1) market approach — uses prices generated by market transactions involving identical or comparable assets or liabilities, 2) cost approach — uses the amount that currently would be required to replace the service capacity of an asset (replacement cost), and 3) income approach — uses valuation techniques to convert future amounts to present amounts based on current market expectations.
Revenue Recognition — Refer to Note 3 for discussion of the Company’s revenue recognition policy.
Advertising Costs — Advertising costs are charged to expense as incurred. The Company incurred advertising costs of approximately $1,566,000 during the period from January 1, 2021 to March 31, 2021, which are included in sales and marketing expense on the statement of operations.
Income Taxes — The Company accounts for income taxes in interim periods in accordance with ASC 740-270, Interim Reporting. For interim income tax reporting purposes applicable to ordinary income,

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
the Company determines its best estimate of an annual effective tax rate and applies that rate on a year-to-date basis. The Company’s calculated estimated annual effective tax rate excludes significant, unusual or infrequently occurring items, jurisdictions for which a reliable estimate cannot be made or where the estimated benefit of losses cannot be recognized, and certain other items excluded in the U.S. GAAP authoritative guidance. The income tax expense or benefit related to all other items is individually computed and recognized when the items occur.
The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. Income taxes are accounted for under the liability method whereby deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The effect of changes in tax rates on deferred tax assets and liabilities is recognized in the period that includes the enactment date. Valuation allowances are established when considered necessary to reduce the net deferred tax assets to amounts which are more likely than not to be realized. The Company established a valuation allowance equal to the net deferred tax assets as of March 31, 2021 due to uncertainties regarding the realization of deferred tax assets based on the Company’s lack of earnings history.
The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the relevant taxing authority based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The Company’s policy is to include interest and penalties related to uncertain tax positions as a component of income tax expense. Management believes the Company had no material uncertain tax positions and recorded no related interest or penalties as of and for the three months ended March 31, 2021.
The Company files federal and state income tax returns in jurisdictions with varying status of limitations. The 2014 through 2019 tax years generally remain open and subject to examination by federal and state tax authorities. The Company is not currently under audit in any taxing jurisdictions.
Stock-based Compensation — The Company accounts for stock-based transactions using a fair-value method and recognizes stock-based compensation in the statement of operations over the employee’s requisite vesting period. Stock-based compensation expense is measured on the grant date based on the fair value of the award and is recognized over the employee’s requisite service period.
Recently Issued Accounting Pronouncements — In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which requires the recognition of right-of-use lease assets and lease liabilities by lessees for all leases, including leases previously classified as operating leases, and modifies the classification criteria and accounting for sales-type and direct financing leases by lessors. Leases continue to be classified as finance or operating leases by lessees and both classifications require the recognition of a right-of-use asset and a lease liability, initially measured at the present value of the lease payments in the balance sheet. Interest on the lease liability and amortization of the right-of-use asset are recognized separately in the statement of operations for finance leases and as a single lease cost recognized on the straight-line basis over the lease term for operating leases. The standard is effective using a modified retrospective approach for public business entities for fiscal years beginning after December 15, 2021 and early adoption is permitted. The Company is currently evaluating the impact the standard will have on its financial statements.
In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which seeks to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments, including trade receivables and other commitments to extend credit held by a reporting entity at each reporting date. Entities are required to replace the incurred loss impairment methodology in current U.S. GAAP with a methodology that reflects current expected credit losses and requires consideration of a broader range of reasonable and supportable information to determine credit loss estimates. The amendment is effective using a modified retrospective approach for fiscal years beginning after December 15, 2022 and early adoption is permitted. The Company is currently evaluating the impact the amendment will have on its financial statements.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
3.
Revenue Recognition

Revenue is recognized when promised services are transferred to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services by following a five step process: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to each performance obligation, and (5) recognize revenue when or as the Company satisfies a performance obligation. A performance obligation is a promise in the contract to transfer a distinct good or service to a customer. The Company primarily derives its revenues from 1) providing property management and marketing services to independent property owners (“property owner services”), and 2) providing property rental booking and damage waiver protection services to the property owners’ rental guests (“guest services”). Property owner contracts are generally cancellable without penalty. Property owners are invoiced monthly and the Company remits the rental fees received in each month to the property owners, net of the Company’s agreed-upon fees. Payment for guest services is collected at contract inception. Taxes collected from customers and remitted to governmental authorities are excluded from revenue.
Each of the promises in the property owner services contracts and the guest services contracts are distinct; however, the Company accounts for the property owner services as a single performance obligation and accounts for the guest services as a single performance obligation as the services are delivered concurrently and have the same pattern of transfer to the customer.
The monthly property owner services represent a series of distinct performance obligations that are substantially the same and have the same pattern of transfer to the customer. The transaction price for these contracts includes variable consideration in the form of fees based on monthly rental transaction and service order volume and revenue is recognized over the contract term based on actual usage in each month. Property owner services revenue is recognized net of third-party vendor fees associated with service orders as the Company is acting as an agent on behalf of the property owners in arranging for these services.
The transaction price for the guest services contracts includes variable consideration as a result of refunds provided to guests at management’s discretion and fees charged for excessive wear and tear to the property. Management has determined that the variable consideration associated with possible refunds and excessive wear and tear fees is not constrained and uses an expected value method to estimate the variable consideration at contract inception and updates its estimates of variable consideration each period based on the terms of the agreements, historical experience, and any recent changes in the market. The liability for estimated refunds was not significant as of March 31, 2021. Guest services revenue is recognized ratably over the reservation period, net of amounts collected for property damage, wear and tear, and trash service fees collected from the guests by the Company acting as an agent on behalf of the property owners.
Disaggregated revenues were as follows for the period from January 1, 2021 to March 31, 2021:
Property management services	$29,764,703
Other	853,231
Total revenues	$30,617,934
The Company issued future stay credits to guests following reservation cancellations resulting from lockdowns in certain markets as a result of the COVID-19 pandemic (Note 7). These future stay credits expire at various dates during 2021. Management determined that revenue recognized subject to these future stay credits is constrained and the Company will recognize the associated revenue, net of third-party vendor fees and amounts collected on behalf of property owners, either (i) ratably over the future reservation period when the future stay credits are redeemed by guests, or (ii) upon expiration of the unused future stay credits. As of March 31, 2021, the following amounts were included on the Company’s balance sheet related to these future stay credits:
Liability for funds held on behalf of property owners	$6,540,531
Deferred revenue	3,148,359
Accrued expenses and other current liabilities	911,646
Total liabilities associated with future stay credits	$10,600,536

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
Deferred revenue on the Company’s balance sheet includes amounts received from guest services customers in excess of revenue recognized and amounts billed to guest services customers under the provisions of the guest services contracts, for which balances may still be outstanding in accounts receivable. The deferred revenue balance as of March 31, 2021 will be recognized as revenue during 2021. The timing of revenue recognition, billings and cash collections results in billed accounts receivable and deferred revenue which totaled approximately $3,004,000 and $8,896,000, respectively, as of December 31, 2020. During the period from January 1, 2021 to March 31, 2021, the Company recognized approximately $6,601,000 of revenue which was included in deferred revenue as of December 31, 2020, of which approximately $1,659,000 was recognized from performance obligations which were partially satisfied in 2020. The remaining change in deferred revenue during the period from January 1, 2021 to March 31, 2021 resulted from increases due to cash received and amounts billed to guest services customers under the provisions of the guest services contracts, excluding amounts recognized as revenue during the year.
4.
Property and Equipment

Property and equipment consisted of the following as of March 31, 2021:
Furniture and equipment	$1,668,651
Computers	1,128,803
Software	249,090
Leasehold improvements	400,780
3,447,324
Less accumulated depreciation and amortization	(1,845,909)
Property and equipment, net	$1,601,415

5.
Line of Credit

The Company has a line of credit agreement with a bank (the “LOC”) that is secured by substantially all of the Company’s assets and provides for aggregate borrowings not to exceed $15,000,000, less the aggregate amount of letters of credit, corporate credit card balances, and merchant credit card processing reserves outstanding under the LOC. The aggregate maximum amount outstanding for letters of credit, corporate credit cards, and merchant credit card processing reserves shall not collectively exceed $750,000. Borrowings are limited to $12,000,000 until such time as either (i) the Company receives a minimum of $10,000,000 of New Equity, as defined, or ii) the Company borrows $10,000,000 under a subordinate loan agreement (the “Trigger Event”). Interest only payments are due monthly at prime plus 0.75% and the principal balance is due upon the earlier of (i) maturity on August 5, 2023 or (ii) fifteen days prior to the latest maturity date of any outstanding Subordinated Debt, as defined. The LOC provides the Company with a Term Out Option, as defined, through July 21, 2021 which provides for repayment in equal monthly installments of principal plus interest beginning on August 1, 2021 through maturity on August 5, 2021. After the Company delivers a Term Out Notice to the bank, cash advances, once repaid, may not be reborrowed. The LOC requires compliance with a Performance to Plan financial covenant, as defined, if the aggregate amount of advances outstanding under the LOC is greater than $9,000,000 if the Trigger Event has not occurred or $10,000,000 if the Trigger Event has occurred. There was no outstanding balance on the LOC as of March 31, 2021.
6.
PPP Loan

In April 2020, the Company entered into a loan agreement administered by the U.S. Small Business Administration (“SBA”) pursuant to the Paycheck Protection Program under the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”). The Company received loan proceeds of $6,419,900 (the “PPP Loan”). The PPP Loan matures on April 21, 2022 and bears interest at a fixed rate of 1.00%. The PPP Loan and accrued interest are forgivable after twenty-four weeks as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during the forgiveness period. The Company used the loan proceeds to fund its payroll expenses during the year ended December 31, 2020 and management believes the Company met the PPP Loan eligibility

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
criteria for forgiveness. The Company submitted an application to the SBA for forgiveness of the loan in October 2020. The carrying value of the PPP Loan was $6,419,900 as of March 31, 2021. In June 2021, as a result of the Company’s improved financial condition and the acquisition of the Company by Vacasa Holdings, LLC on April 1, 2021 (Note 10), the PPP Loan principal balance and accrued interest was repaid in full and forgiveness is no longer being pursued from the SBA.
7.
Commitments and Contingencies

The Company is obligated under non-cancelable operating lease agreements for its office facilities and certain equipment. Certain leases require additional payments for operating expenses. Rental expense, including operating expenses, under the operating lease agreements totaled approximately $154,000 for the period from January 1, 2021 to March 31, 2021.
Future minimum lease payments under non-cancelable operating lease agreements as of March 31, 2021 were as follows:
2021	$221,367
2022	73,927
Total	$295,294
The Company is involved in various legal proceedings which arise from time to time in the normal course of business. While the results of such matters generally cannot be predicted with certainty, management does not expect any such matters to have a material adverse effect on the Company’s financial position or results of operations as of and for the period ended March 31, 2021.
In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a pandemic, which continues to spread throughout the world. While the disruption is expected to be temporary, there is uncertainty around the severity and duration. Therefore, while this issue may negatively impact the Company’s business, results of operations, and financial position, the related financial impact cannot be reasonably estimated at this time. As a result of the COVID-19 pandemic, the Company experienced significant disruptions to its operations in the first and second quarters of the year ended December 31, 2020 due to lockdowns in certain markets resulting from local mandates based on guidance from government officials and health authorities. Management does not currently anticipate a negative impact on the Company’s future business or financial position as the Company has seen continued growth in operations following the second quarter of 2020 as market lockdowns were lifted. Management is actively managing the business to maintain the Company’s cash flow and liquidity.
8.
Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit)

The following is a summary of the Company’s redeemable convertible Series E, Series D, Series C, Series B, Series A, Series Seed 2, and Series Seed 1 Preferred Stock (collectively, the “Preferred Stock”):
Voting
Except as otherwise expressly provided in the Company’s certificate of incorporation or as required by law, the holders of Preferred Stock are entitled to vote, together with the holders of common stock, on all matters submitted to stockholders for a vote. Each holder of Preferred Stock is entitled to the number of votes equal to the number of shares of common stock into which each share of Preferred Stock is convertible at the time of such vote.
Dividends
The holders of Preferred Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available, prior and in preference to any declaration or payment of any dividend on the Company’s common stock, in proportion to the number of shares of common stock which would be held by each such holder if all shares of Preferred Stock were converted at the then-effective Conversion Rate, as defined. The right to receive dividends is not cumulative. As of March 31, 2021, no dividends had been declared or paid by the Company.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
Conversion
Each share of Preferred Stock, at the option of the holder, is convertible at any time after the date of issuance into a number of common stock shares determined by dividing the Original Issue Price by the conversion price in effect at the time. The initial conversion price for each series of Preferred Stock is equal to the applicable Original Issue Price and is subject to adjustment (as defined). The Original Issue Price is $2.9456 per share for the Series E Preferred Stock, $2.3854 per share for the Series D Preferred Stock, $1.4730 per share for the Series C Preferred Stock, $1.0195 per share for the Series B Preferred Stock, $0.7886 per share for the Series A Preferred Stock, $0.3589 per share for the Series Seed 2 Preferred Stock, and $0.2710 per share for the Series Seed 1 Preferred Stock, and is subject to adjustment for recapitalizations.
Conversion is automatic upon the earlier of (i) the Company’s sale of common stock in a firm commitment underwritten public offering in which the public offering price exceeds $8.8367 per share and the aggregate gross proceeds raised is at least $50,000,000, or (ii) the date specified by written consent of the holders of a majority of the then outstanding shares of Preferred Stock and the holders of at least a majority of the then outstanding Series E, Series D, and Series C Preferred Stock.
Redemption
The Preferred Stock is redeemable in three equal annual installments at the election of the holders of a majority of the then outstanding shares of Preferred Stock at any time after June 13, 2026. The redemption price will be an amount per share equal to the Original Issue Price, plus all declared but unpaid dividends.
Liquidation
In the event of any liquidation, dissolution or winding up of the affairs of the Company (as defined), either voluntarily or involuntarily, the stockholders shall receive liquidation payments in the following order of preference: Series E Preferred Stock, Series D Preferred Stock, Series C Preferred Stock, Series B Preferred Stock, Junior Preferred Stock, and common stock. Junior Preferred Stock includes Series A, Series Seed 2, and Series Seed 1 Preferred Stock. The holders of Preferred Stock shall receive an amount per share equal to the greater of (a) the sum of (i) the Original Issue Price per share for such class of Preferred Stock and (ii) all declared by unpaid dividends on such shares of Preferred Stock, or such lesser amount as may be approved in writing by the holders of a majority of the then outstanding shares of such class of Preferred Stock, or (b) such amount per share as would have been payable had all shares of such class of Preferred Stock been converted into common stock. If upon such liquidation, dissolution or winding up, the funds distributed are insufficient to permit the payment to each holder of Preferred Stock of the full preferential amount, the funds available shall be distributed ratably among the holders of Preferred Stock in proportion to the full preferential amounts to which they otherwise would be entitled in accordance with the liquidation preference by class of Preferred Stock. After the payment of all preferential amounts required to be paid to the holders of Preferred Stock, the remaining assets of the Company shall be distributed pro rata to the holders of common stock.
Stock Options
The 2014 Equity Incentive Plan (the “Plan”) provides for the issuance of incentive and nonstatutory stock options, stock appreciation rights, restricted stock, and restricted stock units (collectively, the “Awards”) to employees, directors, and consultants of the Company. The maximum number of shares of common stock that may be issued over the term of the Plan shall not exceed 15,437,145 shares. The Company has reserved a sufficient number of shares of common stock to permit exercise of Awards in accordance with the terms of the Plan. The form of the Awards to be granted under the Plan will be determined by the Company’s Board of Directors at the time of grant. Stock options have variable vesting schedules, with a typical four year vesting schedule, with 25% of the options vesting on the first anniversary of the date of the grant and the remaining options vesting ratably over the next 36 months. The Company has not granted any stock appreciation rights, restricted stock, or restricted stock units under the Plan to date.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
A summary of the Plan’s stock option activity during the period from January 1, 2021 to March 31, 2021 follows:
	Number of Options	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Term (in years)
Options outstanding, December 31, 2020	8,304,526	$0.64
Granted	476,450	3.82
Exercised	(507,754)	0.49
Forfeited	(112,157)	0.81
Options outstanding, March 31, 2021	8,161,065	$0.84	7.0
Options vested and exercisable, March 31, 2021	5,242,550	$0.49	6.0
During the period from January 1, 2021 to March 31, 2021, the fair value of each option grant was estimated on the date of grant using the Black-Scholes pricing model assuming no dividends and the following weighted average assumptions:
Expected volatility	37.2%
Expected life	6 years
Risk-free rate	1.12%
Volatility is based on average historical volatilities for public companies in similar industries over the expected life of the option. The expected life of the options represents the period of time that options granted are expected to be outstanding. The risk-free interest rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of the grant. The weighted-average grant date fair value of options granted during the period from January 1, 2021 to March 31, 2021 was $1.42 per share. As of March 31, 2021, approximately $1,125,000 of unrecognized compensation expense related to non-vested awards is expected to be recognized over the course of the weighted average remaining four years.
Warrants
In conjunction with the LOC, the Company issued fully-vested warrants to a bank to purchase preferred stock during the years ended December 31, 2015 and 2016. The value of the warrants issued during 2015 and 2016 was determined not to be significant. During the year ended December 31, 2020, the Company issued warrants to a vendor in exchange for property listing services to purchase an aggregate of 65,346 shares of common stock. The warrants provide that 32,673 of the warrant shares vested and became exercisable for $0.01 per share on the first date that live transactions were generated pursuant to the agreement, which occurred prior to December 31, 2020. The remaining 32,673 of the warrant shares vest and become exercisable for $1.01 per share on December 8, 2022. The value of the warrants issued during the year ended December 31, 2020 was determined not to be significant.
The following warrants were outstanding as of March 31, 2021:
Type of Stock	Number of Shares	Exercise Price	Expiration Date
Series A Preferred Stock	120,000	$0.7886	May 26, 2025
Series C Preferred Stock	83,096	$1.4730	November 22, 2026
Common Stock	32,673	$0.01	December 9, 2030
Common Stock	32,673	$1.01	December 9, 2030

9.
Retirement Plan

The Company maintains a 401(k) Plan (the “401(k) Plan”) for the benefit of substantially all employees who are 18 years or older and have completed three consecutive months of service. The Company has the

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
option to make annual discretionary contributions to the 401(k) Plan. The Company did not make employer contributions during the period ended March 31, 2021.
10.
Acquisition

In March 2021, the Company entered into a definitive agreement to be acquired by Vacasa Holdings, LLC. The transaction was subject to the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”). The waiting period expired on March 29, 2021 and the transaction closed on April 1, 2021. During the period from January 1, 2021 to March 31, 2021, the Company incurred transaction related costs associated with the acquisition totaling approximately $3,495,000.
11.
Subsequent Events

The Company evaluated subsequent events through June 9, 2021 (the date the financial statements were available to be issued) and no events have occurred from the balance sheet date through that date that would impact the financial statements, except as disclosed in Notes 6 and 10.

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PURSUANT TO 17 C.F.R. SECTION 200.83
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholder and Board of Directors
TPG Pace Solutions Corp.:
Opinion on the Financial Statements
We have audited the accompanying balance sheet of TPG Pace Solutions Corp. (the Company) as of January 8, 2021, the related statements of operations, changes in shareholder’s equity, and cash flows for period from January 4, 2021 (inception) through January 8, 2021, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of January 8, 2021, and the results of its operations and its cash flows for the period then ended, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/ KPMG LLP
We have served as the Company’s auditor since 2021.
Fort Worth, Texas
January 15, 2021, except for the paragraphs discussing the organization and proposed offering in Note 1, the paragraph discussing the proposed offering in Note 3, and the paragraphs discussing the private placement shares and the forward purchase agreements in Note 4, as to which the date is March 8, 2021 and the paragraphs discussing the recapitalization, the promissory note, and the original and additional forward purchase agreements in Note 6, as to which the date is March 25, 2021.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
TPG Pace Solutions Corp.
Balance Sheet
January 8, 2021
Assets
Current assets:
Cash	$25,000
Deferred offering costs	1,936
Total assets	$26,936
Liabilities and shareholder’s equity
Current liabilities:
Accrued formation and offering costs	$10,706
Total liabilities	10,706
Commitments and contingencies
Shareholder’s equity:
Preferred shares, $0.0001 par value; 5,000,000 shares authorized, none issued or outstanding	—
Class A ordinary shares, $0.0001 par value; 500,000,000 shares authorized; none issued or outstanding	—
Class F ordinary shares, $0.0001 par value; 50,000,000 shares authorized, 20,000,000 shares issued and outstanding	2,000
Additional paid-in capital	23,000
Accumulated deficit	(8,770)
Total shareholder’s equity	16,230
Total liabilities and shareholder’s equity	$26,936
The accompanying notes are an integral part of these financial statements.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
TPG Pace Solutions Corp.
Statement of Operations
For the Period from January 4, 2021 (inception) to January 8, 2021
Revenue	$—
Formation costs	8,770
Net loss attributable to ordinary shares	$(8,770)
Net loss per ordinary share:
Basic and diluted	$(0.00)
Weighted average ordinary shares outstanding:
Basic and diluted	4,000,000
The accompanying notes are an integral part of these financial statements.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
TPG Pace Solutions Corp.
Statement of Changes in Shareholder’s Equity
	Preferred Shares		Class A Ordinary Shares		Class F Ordinary Shares		Additional Paid-In Capital	Accumulated Deficit	Shareholder’s Equity
	Shares	Amount	Shares	Amount	Shares	Amount
Balance at January 4, 2021 (inception)	—	$—	—	$—	—	$—	$—	$—	$—
Sale of Class F ordinary shares to Sponsor on January 8, 2021 at $0.001 per share	—	—	—	—	20,000,000	2,000	23,000	—	25,000
Net loss attributable to ordinary shares	—	—	—	—	—	—	—	(8,770)	(8,770)
Balance at January 8, 2021	—	$—	—	$—	20,000,000	$2,000	$23,000	$(8,770)	$16,230
The accompanying notes are an integral part of these financial statements.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
TPG Pace Solutions Corp.
Statement of Cash Flows
For the Period from January 4, 2021 (inception) to January 8, 2021
Cash flows from operating activities:
Net loss attributable to ordinary shares	$(8,770)
Changes in operating assets and liabilities:
Deferred offering costs	(1,936)
Accrued formation and offering costs	10,706
Net cash provided by operating activities	—
Cash flows from financing activities:
Proceeds from sale of Class F ordinary shares to Sponsor	25,000
Net cash provided by financing activities	25,000
Net change in cash	25,000
Cash at beginning of period	—
Cash at end of period	$25,000
The accompanying notes are an integral part of these financial statements.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
TPG Pace Solutions Corp.
Notes to the Financial Statements
1.   Description of Organization and Business Operations
Organization and General
TPG Pace VIII Holdings Corp. (the “Company”) was incorporated as a Cayman Islands exempted company on January 4, 2021. On January 13, 2021, the Company filed with the Registrar of Companies of the Cayman Islands to amend and restate the Memorandum and Articles of Association to change the name of the Company to TPG Pace Solutions Corp. On January 14, 2021, the Company filed with the Registrar of Companies of the Cayman Islands to amend and restate the Memorandum and Articles of Association to rename Class B ordinary shares as Class F ordinary shares. The Company was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”). The Company has not identified nor initiated any substantive discussions, directly or indirectly with any target business. The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, or the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”).
The Company was formed on January 4, 2021 and as of that date had not commenced operations. On January 8, 2021, the Company was funded with $25,000 for which it issued Founder Shares (as defined below). All activity for the period from January 4, 2021 (inception) through January 8, 2021 relates to the Company’s formation and the proposed initial public offering (“Proposed Offering”) described below. The Company will not generate operating revenues prior to the completion of the Business Combination and will generate non-operating income in the form of interest income on Permitted Investments (as defined below) from the proceeds derived from the Proposed Offering. The Company has selected December 31st as its fiscal year end.
Sponsor
The Company’s sponsor is TPG Pace Solutions Sponsor, Series LLC, a Delaware Series limited liability company (the “Sponsor”). On January 8, 2021, the Sponsor purchased an aggregate of 20,000,000 Class F ordinary shares (“Founder Shares”) for an aggregate purchase price of $25,000, or approximately $0.001 per share. Prior to the Sponsor’s initial investment in the Company of $25,000, the Company had no assets. The purchase price of the Founder Shares was determined by dividing the amount of cash contributed to the Company by the number of Founder Shares issued by the Company.
Proposed Offering
The Company intends to finance a Business Combination with proceeds from the Proposed Offering of Class A ordinary shares, $0.0001 par value, of the Company (the “Public Shares”) at $10.00 per share and from the sale of Class A ordinary shares (“Private Placement Shares”) at $10.00 per share. The underwriters will be granted an over-allotment option for up to a specified number of Class A ordinary shares which may be issued upon exercise of a 45-day option granted to the underwriters to cover over-allotments, if any.
The Trust Account
Of the proceeds from the Proposed Offering and the sale of the Private Placement Shares, the proceeds from the Proposed Offering will be deposited into a non-interest bearing U.S. based trust account at J.P. Morgan Chase Bank, N.A., with Continental Stock Transfer & Trust Company acting as trustee (the “Trust Account”). The funds in the Trust Account will be invested only in specified U.S. government treasury bills with a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a 7 under the Investment Company Act which invest only in direct U.S. government treasury obligations (collectively “Permitted Investments”).
Funds will remain in the Trust Account except for the withdrawal of interest earned on the funds that may be released to the Company to pay taxes. The proceeds from the Proposed Offering and the sale of the

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
Private Placement Shares will not be released from the Trust Account until the earliest of (i) the completion of the Business Combination, (ii) the redemption of any Public Shares properly submitted in connection with a shareholder vote to amend the amended and restated memorandum and articles of association to modify the substance and timing of the Company’s obligation to redeem 100% of the Public Shares if the Company does not complete the Business Combination within 24 months from the close of the Proposed Offering and (iii) the redemption of all of the Company’s Public Shares if it is unable to complete the Business Combination within 24 months from the close of the Proposed Offering.
The remaining proceeds outside the Trust Account may be used to pay business, legal and accounting due diligence on prospective acquisitions, listing fees and continuing general and administrative expenses.
Business Combination
The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Proposed Offering, although substantially all of the net proceeds of the Proposed Offering are intended to be generally applied toward consummating a Business Combination with (or acquisition of) a target business. As used herein, the target business must be with one or more target businesses that together have an aggregate fair market value equal to at least 80% of the balance in the Trust Account (less any deferred underwriting commissions and taxes payable on interest earned on the Trust Account) at the time of the Company signing a definitive agreement.
After signing a definitive agreement for a Business Combination, the Company will provide the public shareholders with the opportunity to redeem all or a portion of their Public Shares either (i) in connection with a shareholder meeting to approve the Business Combination or (ii) by means of a tender offer. Each public shareholder may elect to redeem their shares irrespective of whether they vote for or against the Business Combination at a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of the Business Combination including interest earned on the funds held in the Trust Account and not previously released to the Company to pay taxes, divided by the number of then outstanding Public Shares, subject to the limitations described herein. The amount in the Trust Account is initially anticipated to be approximately $10.00 per Public Share. The per-share amount the Company will distribute to investors who properly redeem their shares will not be reduced by any deferred underwriting commissions payable to underwriters or transaction expenses (of both Vacasa Holdings and TPG Pace). The decision as to whether the Company will seek shareholder approval of the Business Combination or will allow shareholders to sell their shares in a tender offer will be made by the Company, solely in its discretion, and will be based on a variety of factors such as the timing of the transaction and whether the terms of the transaction would otherwise require the Company to seek shareholder approval under the law or stock exchange listing requirements. If the Company seeks shareholder approval, it will complete its Business Combination only if a majority of the outstanding Class A ordinary shares voted are voted in favor of the Business Combination. However, in no event will the Company redeem its Public Shares in an amount that would cause its net tangible assets to be less than $5,000,001, after payment of the deferred underwriting commission. In such an instance, the Company would not proceed with the redemption of its Public Shares and the related Business Combination, and instead may search for an alternate Business Combination.
The Company has 24 months from the closing date of the Proposed Offering to complete its Business Combination. If the Company does not complete a Business Combination within this period, it shall (i) cease all operations except for the purposes of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds in the Trust Account and not previously released to the Company to pay its taxes (less up to $100,000 of interest to pay dissolution expenses) divided by the number of then outstanding Public Shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining shareholders and the board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. The initial shareholders and the Company’s officers and directors have entered into a letter agreement with the Company, pursuant to

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
which they have waived their rights to liquidating distributions from the Trust Account with respect to the Founder Shares and Private Placement Shares if the Company fails to complete the Business Combination within 24 months from the closing of the Proposed Offering. However, if the initial shareholders acquire Public Shares after the Proposed Offering, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if the Company fails to complete the Business Combination within the allotted 24-month time period.
The underwriters have agreed to waive their rights to any deferred underwriting commission held in the Trust Account in the event the Company does not complete the Business Combination and those amounts will be included with the funds held in the Trust Account that will be available to fund the redemption of the Company’s Public Shares.
If the Company fails to complete the Business Combination, the redemption of the Company’s Public Shares will reduce the book value of the shares held by the initial shareholders, who will be the only remaining shareholders after such redemptions.
If the Company holds a shareholder vote or there is a tender offer for shares in connection with a Business Combination, a public shareholder will have the right to redeem its shares for an amount in cash equal to its pro rata share of the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay taxes. As a result, such ordinary shares will be recorded at their redemption amount and classified as temporary equity upon the completion of the Proposed Offering, in accordance with ASC 480, “Distinguishing Liabilities from Equity.”
2.   Summary of Significant Accounting Policies
Basis of Presentation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the accounting and disclosure rules and regulations of the Securities and Exchange Commission (the “SEC”), and reflect all adjustments, consisting only of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of the Company’s financial position at January 8, 2021 and the results of operations and cash flows for the period presented. The financial statements have been prepared on a going concern basis, based on the assumption the Company will receive proceeds from the Proposed Offering as described above in Note 1- Description of Organization and Business Operations.
Emerging Growth Company
Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Securities and Exchange Act of 1934, as amended) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard.
Cash
Cash and cash equivalents include cash on hand and on deposit at banking institutions as well as all highly liquid short-term investments with original maturities of 90 days or less. The Company did not have any cash equivalents as of January 8, 2021.
Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which at times, may exceed the Federal depository insurance coverage

CONFIDENTIAL TREATMENT REQUESTED
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of $250,000. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.
Financial Instruments
The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the balance sheet due to their short-term nature.
Fair Value Measurement
ASC 820 establishes a fair value hierarchy that prioritizes and ranks the level of observability of inputs used to measure investments at fair value. The observability of inputs is impacted by a number of factors, including the type of investment, characteristics specific to the investment, market conditions and other factors. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level I measurements) and the lowest priority to unobservable inputs (Level III measurements).
Investments with readily available quoted prices or for which fair value can be measured from quoted prices in active markets will typically have a higher degree of input observability and a lesser degree of judgment applied in determining fair value.
The three levels of the fair value hierarchy under ASC 820 are as follows:
Level I — Quoted prices (unadjusted) in active markets for identical investments at the measurement date are used.
Level II — Pricing inputs are other than quoted prices included within Level I that are observable for the investment, either directly or indirectly. Level II pricing inputs include quoted prices for similar investments in active markets, quoted prices for identical or similar investments in markets that are not active, inputs other than quoted prices that are observable for the investment, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.
Level III — Pricing inputs are unobservable and include situations where there is little, if any, market activity for the investment. The inputs used in determination of fair value require significant judgment and estimation.
In some cases, the inputs used to measure fair value might fall within different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the investment is categorized in its entirety is determined based on the lowest level input that is significant to the investment. Assessing the significance of a particular input to the valuation of an investment in its entirety requires judgment and considers factors specific to the investment. The categorization of an investment within the hierarchy is based upon the pricing transparency of the investment and does not necessarily correspond to the perceived risk of that investment.
Net Loss per Ordinary Share
Net loss per ordinary share is computed by dividing net gain applicable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period, plus to the extent dilutive the incremental number of shares of ordinary shares to settle warrants, as calculated using the treasury stock method. At January 8, 2021, the Company did not have any dilutive securities or other contracts that could potentially be exercised or converted into ordinary shares and then share in the earnings of the Company under the treasury stock method.
Use of Estimates
The preparation of financial statements in conformity with US GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities

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and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Offering Costs
The Company complies with the requirements of the ASC 340-10-S99-1 and SEC Staff Accounting Bulletin Topic 5A “Expenses of Offering”. The Company will incur offering costs in connection with the Proposed Offering. These costs, together with the underwriter discount, will be charged to additional paid-in capital upon completion of the Proposed Offering or to operations if the Proposed Offering is not completed.
Income Taxes
Under ASC 740, “Income Taxes,” deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period of the enactment date. Valuation allowances are established when it is more likely than not that some or all of the deferred tax assets will not be realized.
ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. No amounts were accrued for the payment of interest and penalties at January 8, 2021. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.
There is currently no taxation imposed on income by the Government of the Cayman Islands. In accordance with federal income tax regulations, income taxes are not levied on the Company, but rather on the individual owners. United States (“U.S.”) taxation would occur on the individual owners if certain tax elections are made by U.S. owners and the Company were treated as a passive foreign investment company. Additionally, U.S. taxation could occur to the Company itself if the Company is engaged in a U.S. trade or business. The Company is not expected to be treated as engaged in a U.S. trade or business at this time.
Recent Accounting Pronouncements
Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.
3.   Proposed Offering
Pursuant to the Proposed Offering, the Company intends to offer for sale Public Shares at a price of $10.00 per share. The Company will grant the underwriters a 45-day option to purchase up to a specified number of additional Public Shares to cover over-allotments, if any.
4.   Related Party Transactions
Founder Shares
On January 8, 2021, the Sponsor purchased 20,000,000 Founder Shares for an aggregate purchase price of $25,000, or approximately $0.001 per share. The purchase price of the Founder Shares was determined by dividing the amount of cash contributed to the Company by the number of Founder Shares issued. The number of Founder Shares issued was based on the expectation that the Founder Shares represent 20% of the sum of the Company’s issued and outstanding Founder Shares and Public Shares upon completion of the Proposed Offering. Should the Company increase or decrease the size of the Proposed Offering, the Company

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
will effect a capitalization or share repurchase or redemption or other appropriate mechanism, as applicable, immediately prior to the consummation of the Proposed Offering in such amount as to maintain the ownership of Founder Shares at 20% of the sum of the Founder Shares and Public Shares upon the consummation of the Proposed Offering. Prior to the Proposed Offering, the Sponsor expects to surrender Founder Shares for no consideration and has agreed to surrender additional Founder Shares depending on the extent to which the underwriters’ over-allotment option is exercised.
The Founder Shares are identical to the Public Shares being sold in the Proposed Offering except that:
•
only holders of the Founder Shares have the right to vote on the election of directors prior to the Business Combination;

•
the Founder Shares are subject to certain transfer restrictions, as described in more detail below;

•
the initial shareholders and the Company’s officers and directors entered into a letter agreement with the Company, pursuant to which they have agreed (i) to waive their redemption rights with respect to their Founder Shares and Public Shares in connection with the completion of the Business Combination and (ii) to waive their rights to liquidating distributions from the Trust Account with respect to their Founder Shares if the Company fails to complete the Business Combination within 24 months from the Proposed Offering. If the Company submits the Business Combination to the public shareholders for a vote, the initial shareholders have agreed, pursuant to such letter agreement, to vote their Founder Shares and any Public Shares purchased during or after the Proposed Offering in favor of the Business Combination; and

•
the Founder Shares are automatically convertible into Class A ordinary shares at the time of the Business Combination on a one-for-one basis, subject to adjustment pursuant to certain anti-dilution rights.

Additionally, the Sponsor and initial shareholders will agree not to transfer, assign or sell any of their Founder Shares until the earlier of (i) one year after the completion of the Business Combination or (ii) subsequent to the Business Combination, if the last sale price of the Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Business Combination or (iii) the date following the completion of the Business Combination on which the Company completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of the Company’s public shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property (the “Lock Up Period”).
Private Placement Shares
The Sponsor will purchase from the Company Private Placement Shares at a price of $10.00 per share in a private placement that will occur simultaneously with the completion of the Proposed Offering. The Private Placement Shares will not be transferable, assignable or salable until 30 days after the completion of the Business Combination.
If the Company does not complete the Business Combination within 24 months from the closing of the Proposed Offering, the proceeds from the sale of the Private Placement Shares held in the Trust Account will be used to fund the redemption of the Company’s Public Shares (subject to the requirements of applicable law) and the Private Placement Shares will become worthless.
Forward Purchase Agreements
Prior to the Proposed Offering, an affiliate of the Company (the “TPG Forward Purchaser”) intends to enter into a forward purchase agreement (the “Original Forward Purchase Agreement”). The TPG Forward Purchaser has agreed to purchase Class A ordinary shares at a price of $10.00 per Class A ordinary share (the “Forward Purchase Shares”). The purchase of the Forward Purchase Shares will take place in one or more private placements, with the full amount to have been purchased no later than simultaneously with the closing of the Business Combination. The TPG Forward Purchaser’s obligation to purchase the Forward Purchase Shares may be transferred, in whole or in part, to the forward transferees, provided that upon such transfer the forward transferees assume the rights and obligations of the TPG Forward

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
Purchaser to purchase the Forward Purchase Shares under the Original Forward Purchase Agreement. As an inducement to a transferee that is not an affiliate of the TPG Forward Purchaser to assume the TPG Forward Purchaser’s obligation to purchase the Forward Purchase Securities, the Company may agree to issue on a case-by-case basis to such transferee at the time of the forward purchase, in addition to the Forward Purchase Shares, an additional number of Class A ordinary shares equal to 10% of the Forward Purchase Shares purchased by such transferee for no additional cash consideration, potentially lowering the effective purchase price of the forward purchase shares to approximately $9.09 per Class A ordinary share. In addition, the Sponsor shall forfeit a number of Founder Shares equal to such additional amount of Class A ordinary shares issued to such transferee at the time of the additional forward purchase.
The Company also intends to enter into forward purchase agreements (the “Additional Forward Purchase Agreements”) with other third parties (the “Additional Forward Purchasers”) which provide that the Additional Forward Purchasers will purchase Class A ordinary shares at a price of approximately $10.00 per Class A ordinary share (the “Additional Forward Purchase Shares”). Any purchases of the Additional Forward Purchase Shares will also take place in one or more private placements, but no later than simultaneously with the closing of the Business Combination. The sale of the Additional Forward Purchase Securities will be subject to the approval of the board of directors and the Sponsor.
The proceeds of all purchases made pursuant to the Original Forward Purchase Agreement and Additional Forward Purchase Agreements will be deposited into the Company’s operating account.
The terms of the Forward Purchase Shares and Additional Forward Purchase Shares, respectively, will generally be identical to the terms of the Class A ordinary shares being issued in the Proposed Offering, except that the Forward Purchase Shares and Additional Forward Purchase Shares will have no redemption rights and will have no right to liquidating distributions from the Trust Account. In addition, as long as the Forward Purchase Shares and the Additional Forward Purchase Shares are held by the TPG Forward Purchaser and Additional Forward Purchasers, they will have certain registration rights. In connection with the sale of the Forward Purchase Shares and the Additional Forward Purchase Shares, except to the extent of any forfeitures of Founder Shares by the Sponsor in connection with the forward purchases, the Company expects that the Sponsor will receive an aggregate number of additional Class A ordinary shares so that the initial shareholders, in the aggregate, on an as-converted basis, will hold 20% of the sum of the Public Shares and Founder Shares at the time of the closing of the Business Combination.
Registration Rights
Holders of the Founder Shares and Private Placement Shares will be entitled to registration rights pursuant to a registration rights agreement to be signed on or prior to the closing of the Proposed Offering. The holders of these securities are entitled to make up to three demands that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to other registration statements filed by the Company subsequent to its completion of the Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. However, the registration rights agreement provides that that Company will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable Lock Up Period. The Company will bear the expenses incurred in connection with the filing of any such registration statements.
Indemnity
The Sponsor has agreed that it will be liable to the Company if and to the extent any claims by a vendor (other than the Company’s independent auditors) for services rendered or products sold to the Company, or a prospective target business with which the Company discussed entering into a transaction agreement, reduces the amount of funds in the Trust Account to below (i) $10.00 per public share or (ii) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under the Company’s indemnity of the underwriters of the Proposed Offering against certain liabilities, including liabilities under the Securities Act. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the

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PURSUANT TO 17 C.F.R. SECTION 200.83
Sponsor will not be responsible to the extent of any liability for such third party claims. The Company has not independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and believes that the Sponsor’s only assets are securities of the Company and, therefore, the Sponsor may not be able to satisfy those obligations. The Company has not asked the Sponsor to reserve for such eventuality as the Company believes the likelihood of the Sponsor having to indemnify the Trust Account is limited because the Company will endeavor to have all vendors and prospective target businesses as well as other entities execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.
Administrative Service Agreement
The Company will enter into an agreement to pay for office space, administrative and support services to an affiliate of the Sponsor upon completion of the Proposed Offering, and will terminate the agreement upon the earlier of a Business Combination or the liquidation of the Company.
5.   Shareholder’s Equity
Ordinary Shares
The Company is currently authorized to issue 50,000,000 Founder Shares and 500,000,000 Class A ordinary shares. At January 8, 2021, there were 20,000,000 Founder Shares issued and outstanding and no Class A ordinary shares issued or outstanding.
Preferred Shares
The Company is authorized to issue 5,000,000 preferred shares. The Company’s board of directors will be authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. The board of directors will be able to, without shareholder approval, issue preferred shares with voting and other rights that could adversely affect the voting power and other rights of the holders of the ordinary shares and could have anti-takeover effects. At January 8, 2021, there were no preferred shares issued and outstanding.
Dividend Policy
The Company has not paid and does not intend to pay any cash dividends on its ordinary shares prior to the completion of the Business Combination. Additionally, the Company’s board of directors does not contemplate or anticipate declaring any share dividends in the foreseeable future.
6.   Subsequent Events
On March 18, 2021, in its Second Amended and Restated Memorandum and Articles of Association, the Company authorized the issuance of up to 30,000,000 Class G ordinary shares, par value of $0.0001 per share. On March 18, 2021, the Company’s board of directors approved a recapitalization whereby the Sponsor forfeited 17,222,222 Class F ordinary shares for no consideration and received 5,555,556 Class G ordinary shares at par value $0.0001 per share. As of March 18, 2021, the Sponsor held 2,777,778 Class F ordinary shares and 5,555,556 Class G ordinary shares.
On March 18, 2021, the Company entered into the Forward Purchase Agreement for a total of 5,000,000 shares, or approximately $50,000,000.
On March 18, 2021, the Company entered into the Additional Forward Purchase Agreements for a total of 10,000,000 shares, or approximately $100,000,000.
On March 22, 2021 the Company’s Sponsor loaned the Company $750,000 under an unsecured non-interest bearing promissory note to pay up front costs associated with the Proposed Offering.
There are no other subsequent events through March 25, 2021, the date the financial statements were issued, which require adjustment or disclosure.

CONFIDENTIAL TREATMENT REQUESTED
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TPG Pace Solutions Corp.
Condensed Balance Sheet
(unaudited)
September 30, 2021
Assets
Current assets:
Cash	$626,638
Prepaid expenses	496,549
Total current assets	1,123,187
Cash held in Trust Account	285,000,000
Total assets	$286,123,187
Liabilities and shareholders’ deficit
Current liabilities:
Accrued formation and offering costs	$2,114,194
Total current liabilities	2,114,194
Deferred underwriting compensation	9,975,000
Total liabilities	12,089,194
Commitments and contingencies
Class A ordinary shares subject to possible redemption: 28,500,000 shares at a redemption value of $10.00 per share	285,000,000
Shareholders’ deficit:
Preferred shares, $0.0001 par value; 5,000,000 shares authorized, none issued or outstanding	—
Class A ordinary shares, $0.0001 par value; 500,000,000 shares authorized, 770,000 shares issued and outstanding (excluding 28,500,000 shares subject to possible redemption	77
Class F ordinary shares, $0.0001 par value; 30,000,000 shares authorized, 3,166,667 shares issued and outstanding	317
Class G ordinary shares, $0.0001 par value; 30,000,000 shares authorized, 6,333,333 shares issued and outstanding	633
Additional paid-in capital	—
Accumulated deficit	(10,967,034)
Total shareholders’ deficit	(10,966,007)
Total liabilities and shareholders’ deficit	$286,123,187
The accompanying notes are an integral part of these condensed financial statements.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
TPG Pace Solutions Corp.
Condensed Statement of Operations
(unaudited)
	For the Three Months Ended September 30, 2021	For the Period from January 4, 2021 (inception) to September 30, 2021
Revenue	$—	$—
Professional expenses and formation costs	1,498,767	2,247,630
Loss from operations	(1,498,767)	(2,247,630)
Net loss attributable to ordinary shares	$(1,498,767)	$(2,247,630)
Net loss per ordinary share:
Class A ordinary shares subject to possible redemption – basic and diluted	$(0.04)	$(0.09)
Founder Shares and Private Placement Shares – basic and diluted	$(0.04)	$(1.37)
Weighted average ordinary shares outstanding:
Class A ordinary shares subject to possible redemption – basic and diluted	28,500,000	18,050,000
Founder Shares and Private Placement Shares – basic and diluted	10,270,000	12,417,914
The accompanying notes are an integral part of these condensed financial statements.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
TPG Pace Solutions Corp.
Condensed Statement of Changes in Shareholders’ Deficit
(unaudited)
	Preferred Shares		Class A Ordinary Shares		Class F Ordinary Shares		Class G Ordinary Shares		Additional Paid-In Capital	Accumulated Deficit	Shareholders’ Deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at January 4, 2021 (inception)	—	$—	—	$—	—	$—	—	$—	$—	$—	$—
Sale of Class F ordinary shares to Sponsor on January 8, 2021 at $0.001 per share	—	—	—	—	20,000,000	2,000	—	—	23,000	—	25,000
Forfeiture of Class F shares on March 18, 2021	—	—	—	—	(17,222,222)	(1,722)	—	—	1,722	—	—
Issuance of Class G shares on March 18, 2021	—	—	—	—	—	—	5,555,556	556	(556)	—	—
Net loss attributable to ordinary shares	—	—	—	—	—	—	—	—	—	(51,429)	(51,429)
Balance at March 31, 2021	—	$—	—	$—	2,777,778	$278	5,555,556	$556	$24,166	$(51,429)	$(26,429)
Sale of Private Placement Shares to Sponsor on April 13, 2021 at $10.00 per share	—	—	770,000	77	—	—	—	—	7,699,923	—	7,700,000
Founder Share share dividend of 0.14 issued to Sponsor on April 13, 2021	—	—	—	—	388,889	39	777,777	77	(116)	—	—
Adjustment to increase Class A ordinary shares subject to possible redemption to maximum redemption value as of June 30, 2021	—	—	—	—	—	—	—	—	(7,723,973)	(8,719,404)	(16,443,377)
Net loss attributable to ordinary shares	—	—	—	—	—	—	—	—	—	(697,434)	(697,434)
Balance at June 30, 2021	—	$—	770,000	$77	3,166,667	$317	6,333,333	$633	$—	$(9,468,267)	$(9,467,240)
Net loss attributable to ordinary shares	—	—	—	—	—	—	—	—	—	(1,498,767)	(1,498,767)
Balance at September 30, 2021	—	$—	770,000	$77	3,166,667	$317	6,333,333	$633	$—	$(10,967,034)	$(10,966,007)
The accompanying notes are an integral part of these condensed financial statements.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
TPG Pace Solutions Corp.
Condensed Statement of Cash Flows
(unaudited)
For the Period from January 4, 2021 (inception) to September 30, 2021
Cash flows from operating activities:
Net loss attributable to ordinary shares	$(2,247,630)
Changes in operating assets and liabilities:
Prepaid expenses	(496,549)
Accrued expenses and formation costs	1,646,514
Net cash used in operating activities	(1,097,665)
Cash flows from investing activities:
Proceeds deposited into Trust Account	(285,000,000)
Net cash used in investing activities	(285,000,000)
Cash flows from financing activities:
Proceeds from sale of Class F ordinary shares to Sponsor	25,000
Proceeds from sale of Units in initial public offering	285,000,000
Proceeds from sale of Private Placement Shares to Sponsor	7,700,000
Proceeds of notes payable from Sponsor	750,000
Payment of underwriters discounts	(5,700,000)
Payment of accrued offering costs	(300,697)
Repayment of notes payable to Sponsor	(750,000)
Net cash provided by financing activities	286,724,303
Net change in cash	626,638
Cash at beginning of period	—
Cash at end of period	$626,638
Supplemental disclosure of non-cash financing activities:
Accrued offering costs	$467,568
The accompanying notes are an integral part of these condensed financial statements.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
TPG Pace Solutions Corp.
Notes to Condensed Financial Statements
(unaudited)
1. Organization and Business Operations
Organization and General
TPG Pace VIII Holdings Corp. (the “Company”) was incorporated as a Cayman Islands exempted company on January 4, 2021. On January 13, 2021, the Company filed with the Registrar of Companies of the Cayman Islands to amend and restate the Memorandum and Articles of Association to change the name of the Company to TPG Pace Solutions Corp. On January 14, 2021, the Company filed with the Registrar of Companies of the Cayman Islands to amend and restate the Memorandum and Articles of Association to rename Class B ordinary shares as Class F ordinary shares. The Company was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”). The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, or the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”).
The Company was formed on January 4, 2021 and as of that date had not commenced operations. On January 8, 2021, the Company was funded with $25,000 for which it issued Founder Shares (as defined below). All activity for the period from January 4, 2021 (inception) through September 30, 2021 relates to the Company’s formation, initial public offering (“Public Offering”), which closed on April 13, 2021 (the “Close Date”), and the identification and evaluation of prospective acquisition targets for a Business Combination. The Company will not generate operating revenues prior to the completion of the Business Combination and will generate non-operating income in the form of interest income on Permitted Investments (as defined below) from the proceeds derived from the Public Offering. The Company has selected December 31st as its fiscal year end.
Sponsor
The Company’s sponsor is TPG Pace Solutions Sponsor, Series LLC, a Delaware Series limited liability company (the “Sponsor”). On January 8, 2021, the Sponsor purchased an aggregate of 20,000,000 Class F ordinary shares (“Founder Shares”) for an aggregate purchase price of $25,000, or approximately $0.001 per share. Prior to the Sponsor’s initial investment in the Company of $25,000, the Company had no assets. The purchase price of the Founder Shares was determined by dividing the amount of cash contributed to the Company by the number of Founder Shares issued by the Company. On March 18, 2021, the Company’s board of directors approved a recapitalization whereby the Sponsor forfeited 17,222,222 Class F ordinary shares for no consideration and received 5,555,556 Class G ordinary shares at par value $0.0001 per share.
Proposed Business Combination
On July 28, 2021, the Company, Vacasa Holdings LLC, a Delaware limited liability company (“Vacasa”), Turnkey Vacations, Inc., an equity holder of Vacasa (“TK Newco”), certain other equity holders of Vacasa (together with TK Newco, the “Blockers”), Vacasa, Inc., a Delaware corporation and wholly-owned subsidiary of Vacasa (“Newco”) and certain other parties named therein, entered into a Business Combination Agreement (the “Business Combination Agreement” and the transactions contemplated thereby, the “Proposed Business Combination”), pursuant to which, among other things and subject to the terms and conditions therein:
a)
one business day prior to the consummation of the Proposed Business Combination (the “Closing”), the Company will merge with and into Newco (the “Merger”), with Newco surviving the Merger;

b)
at the effective time of the Merger (the “Effective Time”) and as a result of the Merger, (i) each then issued and outstanding Class A ordinary share of the Company will convert automatically, on a one-for-one basis, into a share of class A common stock of Newco (the “Newco Class A

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
Common Stock”); (ii) each then issued and outstanding Class F ordinary share of the Company will convert automatically, on a one-for-one basis, into a share of class F common stock of Newco (“Newco Class F Common Stock”), which will thereafter convert into shares of Newco Class A Common Stock in accordance with the Newco Certificate of Incorporation; (iii) each then issued and outstanding Class G ordinary share of the Company will convert automatically, on a one-for-one basis, into a share of class G common stock of Newco (“Newco Class G Common Stock”); and (iv) the common stock of Newco held by Vacasa will be cancelled;
c)
prior to the Effective Time: (i) a series of secured convertible notes of Vacasa will convert into a series of preferred units of Vacasa and outstanding warrants to purchase equity interests in Vacasa will be exercised in accordance with their terms; (ii) a restructuring will be completed such that, after giving effect to that restructuring, the Blockers will directly hold equity interests in Vacasa; and (iii) Vacasa will recapitalize its outstanding equity interests into Vacasa common units (subject to substantially the same terms and conditions, including applicable vesting requirements) (the “Vacasa Recapitalization”);

d)
on the date of the Closing (the “Closing Date”) investors party to Subscription Agreements (as defined below) will purchase, and Newco will issue and sell to the investors, the number of shares of Newco Class A Common Stock pursuant to and set forth in the Subscription Agreements against payment of the amount set forth in the Subscription Agreements;

e)
the investors party to the Forward Purchase Agreements (as defined below) will purchase, and Newco will issue and sell to such investors, the number of shares of Newco Class A Common Stock pursuant to and as set forth in the Forward Purchase Agreements against payment of the amount as set forth in the description of the Forward Purchase Agreements below;

f)
through a series of separate merger transactions, the Blockers will merge with and into Newco, with Newco ultimately surviving such merger transactions as the parent company of Vacasa (the “Blocker Mergers”);

g)
immediately following the Blocker Mergers, Newco will contribute all of its assets (other than the OpCo Units (as defined below) it then holds), which will consist of the amount of funds contained in the Company’s trust account (net of any transaction expenses and amounts paid in respect of shareholder redemptions and including the net cash proceeds resulting from the Subscription Agreements and the Forward Purchase Agreements), less the Vacasa Cash Consideration (as defined below), if applicable, to Vacasa in exchange for a number of OpCo Units such that Newco thereafter will hold a number of OpCo Units equal to the total number of shares of Newco Class A Common Stock (after giving effect to the conversion of the Newco Class F Common Stock in accordance with the Newco Certificate of Incorporation) and Newco Class G Common Stock issued and outstanding immediately after giving effect to the Proposed Business Combination. A portion of such OpCo Units will be subject to forfeiture in certain circumstances pursuant to the terms of the Fourth Amended and Restated Limited Liability Company Agreement of Vacasa; and

h)
on the Closing Date, in connection with the Vacasa Recapitalization, the Merger and Blocker Mergers, as applicable: (a) Newco will sell a number of shares of class B common stock of Newco (“Newco Class B Common Stock”) to each holder of OpCo Units for an amount per share equal to the par value thereof, (b) each Vacasa unit appreciation right award that is outstanding immediately prior to the Effective Time, whether vested or unvested, will be converted into an award of stock appreciation rights (each, a “Newco SAR Award”) covering a number of shares of Newco Class A Common Stock, (c) each option to purchase TK Newco stock that is outstanding immediately prior to the Effective Time, whether vested or unvested, will be converted into an option to purchase shares of Newco Class A Common Stock, (d) each Vacasa equity holder (including the owners of the Blockers with respect to their indirect interest in Vacasa equity and the holders of Vacasa unit appreciation rights and options to purchase shares of TK Newco common stock (collectively, the “Existing Vacasa Holders”)) entitled to receive a portion of the Vacasa Cash Consideration, if applicable, (other than the owners of the Blockers) will sell OpCo Units to Newco in exchange for its allocable portion of the Vacasa Cash Consideration, if applicable, (at a price

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
of $10 per OpCo Unit) and certain rights described in the Tax Receivable Agreements, to be entered into at Closing by and between Newco and certain holders of OpCo Units (as defined below) and Blocker Holders (as defined in the Business Combination Agreement), with respect to such OpCo Units sold, and (e) by virtue of each Blocker Merger, the outstanding equity interests in the applicable Blocker will be converted into the right to receive shares of Newco Class A Common Stock or other equity interests and certain rights as set forth in the Tax Receivable Agreements;
The aggregate consideration to be paid to the Existing Vacasa Holders will be based on an equity value for Vacasa of $3,963,000,000. This aggregate consideration will consist of (i) equity consideration valued at $10.00 per share/unit (the “Equity Consideration”), and (ii) if elected by Vacasa, cash consideration up to, in the aggregate an amount of cash equal to the excess of the amount of cash available to us following the contemplated equity financings referred to herein, the payment of transaction expenses (of both Vacasa and the Company), deferred underwriting commissions, and any share redemptions over $373,000,000 in which case the amount of consideration in clause (i) will be reduced accordingly. As of the date of execution of the Business Combination Agreement, the amount of Vacasa Cash Consideration was expected to be $0.00 and Existing Vacasa Holders were expected to retain the entirety of their equity interests.
The Proposed Business Combination is being accomplished through what is commonly referred to as an “Up-C” structure, which is often used by partnerships and limited liability companies (such as Vacasa) undertaking an initial public offering. The Up-C structure allows certain of the Existing Vacasa Holders (other than the owners of the Blockers) to retain their direct equity ownership in Vacasa, an entity that is classified as a partnership for U.S. federal income tax purposes, in the form of units of common equity of Vacasa following the Business Combination (“OpCo Units”).
Concurrently with the execution of the Business Combination Agreement, the Company entered into the following agreements:
Transaction Support Agreements, pursuant to which all Vacasa equity holders required for requisite consent under the Third Amended and Restated Limited Liability Agreement of Vacasa (“Vacasa Holdings LLC Agreement”) and the Stockholders Agreement of TK Newco (including a majority of the Vacasa equity holders and of the TK Newco shareholders, respectively) agreed to, among other things, vote in favor of the Business Combination Agreement and the transactions contemplated thereby (including an agreement to exercise drag-along rights), to be bound by certain other covenants and agreements related to the Proposed Business Combination and to withhold consent with respect to any alternative transaction.
Subscription Agreements (“Subscription Agreements”) with Newco and certain qualified institutional buyers and accredited investors (collectively, the “Investors”), pursuant to which, among other things, the Investors agreed to subscribe for and purchase, and the Company agreed to issue and sell to the Investors, an aggregate of 8,157,896 shares of Newco Class A Common Stock at $9.50 per share for aggregate gross proceeds of approximately $77,500,000.
Amended and Restated Forward Purchase Agreements (“Forward Purchase Agreements”), amending and restating the Original Forward Purchase Agreement (as defined below) and Additional Forward Purchase Agreements (as defined below) with (i) Newco and certain investors pursuant to which, among other things, such investors agreed to purchase 10,273,688 shares of Newco Class A Common Stock, par value $0.0001 per share, at $9.50 per share, for gross proceeds of approximately $97,600,000 and (ii) Newco and TPG Holdings III, L.P (“TPG Holdings III”) pursuant to which, among other things, TPG Holdings III agreed to purchase 2,490,000 shares of Newco Class A Common Stock, for gross proceeds of $24,900,000.
A Waiver Agreement with the Sponsor, Vacasa and Newco, pursuant to which the Sponsor agreed to certain obligations with respect to the shares of Newco Class A Common Stock held by Sponsor, including (i) the waiver of any rights to receive additional shares of Newco Class A Common Stock in connection with the Newco Certificate of Incorporation waive their right to receive certain additional shares of Newco Class A Common Stock in connection with the Newco Certificate of Incorporation, (ii) the forfeiture of shares of Newco Class A Common Stock issuable upon conversion of Newco Class F Common Stock in connection with the issuance of Newco Class A Common Stock at a price per share of less than $10.00 under such Forward Purchase Agreements or Subscription Agreements; and (iii) the forfeiture of shares of Newco Class A Common Stock issuable upon the conversion of Newco Class G Common Stock and Newco

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
Class F Common Stock in the event that Company shareholders redeem in excess of 20% of the aggregate issued and outstanding ordinary shares of the Company prior to Closing.
An amended and restated Insider Letter pursuant to which, among other things, the Company, the Sponsor and certain directors and officers of the Company agreed to (i) certain restrictions on redemption of shares of Newco Class A Common Stock (other than shares acquired pursuant to the Forward Purchase Agreements or the Subscription Agreements); (ii) not to transfer any shares of Newco Class A Common Stock (other than shares acquired pursuant to the Forward Purchase Agreements or the Subscription Agreements) until (A) the earlier of one year following completion of the Proposed Business Combination, with the exception of certain shares that are subject to early release upon the sale price of Newco Class A Common Stock achieving certain thresholds and (B) the date following the completion of the Proposed Business Combination on which Newco consummates a change of control; and (iii) not to transfer any shares of Newco Class G Common Stock until the date following the completion of the Proposed Business Combination on which Newco consummates a change of control. In addition, the Company agreed to make arrangements such that certain expenses of the Company incurred in connection with the Proposed Business Combination not exceed $45,000,000 without prior written consent of Vacasa, not to be unreasonably withheld.
Other than as specifically discussed herein, this quarterly report on Form 10-Q does not give effect to the Proposed Business Combination or the transactions contemplated thereby.
Recent Developments
On October 1, 2021, TPG Holdings entered into assignment agreements with certain affiliates, members of management, directors and other investors to transfer a portion of its obligation to purchase shares of Newco Class A Common Stock pursuant to the Forward Purchase Agreements to such related parties, in accordance with the terms and conditions therein.
On November 4, 2021, the Company, Vacasa and Newco entered into Amendment No. 1 to Business Combination Agreement and Plan of Reorganization, pursuant to which, among other things, Newco agreed not to sell shares of Newco Class B Common Stock to the holders of unvested common units of Vacasa until the date such units vest.
On November 10, 2021, Vacasa’s proxy statement/prospectus on Form S-4, which describes the Business Combination Agreement, the transactions contemplated thereby, and related ancillary agreements in more detail, was declared effective by the SEC. The Company’s Board of Directors has approved an extraordinary general meeting of shareholders on November 30, 2021 for the Company’s shareholders to vote on proposals to approve the transactions contemplated by the Business Combination Agreement and related matters. Only shareholders who owned ordinary shares of the Company at the close of business on November 1, 2021, will be entitled to notice of the extraordinary general meeting and to have their votes counted at the extraordinary general meeting and any adjournment of the extraordinary general meeting.
Public Offering
The Company intends to finance a Business Combination with proceeds from the Public Offering of Class A ordinary shares, $0.0001 par value, of the Company (the “Public Shares”) at $10.00 per share and from the sale of Class A ordinary shares (“Private Placement Shares”) at $10.00 per share.
The Trust Account
Of the $292,700,000 proceeds from the Public Offering and Private Placement, $285,000,000 were deposited into a non-interest-bearing U.S. based trust account at J.P. Morgan Chase Bank, N.A., with Continental Stock Transfer & Trust Company acting as trustee (the “Trust Account”) on the Close Date. Starting January 1, 2022, the funds in the Trust Account will be invested only in specified U.S. government treasury bills with a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a 7 under the Investment Company Act which invest only in direct U.S. government treasury obligations (collectively “Permitted Investments”).

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
Funds will remain in the Trust Account except for the withdrawal of interest earned on the funds that may be released to the Company to pay taxes. The proceeds from the Public Offering and the sale of the Private Placement Shares will not be released from the Trust Account until the earliest of (i) the completion of the Business Combination, (ii) the redemption of any Public Shares properly submitted in connection with a shareholder vote to amend the amended and restated memorandum and articles of association to modify the substance and timing of the Company’s obligation to redeem 100% of the Public Shares if the Company does not complete the Business Combination within 24 months from the close of the Public Offering and (iii) the redemption of all of the Company’s Public Shares if it is unable to complete the Business Combination within 24 months from the close of the Public Offering.
The remaining proceeds outside the Trust Account may be used to pay business, legal and accounting due diligence on prospective acquisitions, listing fees and continuing general and administrative expenses.
Business Combination
The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Public Offering, although substantially all of the net proceeds of the Public Offering are intended to be generally applied toward consummating a Business Combination with (or acquisition of) a target business. As used herein, the target business must be with one or more target businesses that together have an aggregate fair market value equal to at least 80% of the balance in the Trust Account (less any deferred underwriting commissions and taxes payable on interest earned on the Trust Account) at the time of the Company signing a definitive agreement.
The Company will provide the public shareholders with the opportunity to redeem all or a portion of their Public Shares in connection with a shareholder meeting to approve the Business Combination. Each public shareholder may elect to redeem their shares irrespective of whether they vote for or against the Business Combination at a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of the Business Combination including interest earned on the funds held in the Trust Account and not previously released to the Company to pay taxes, divided by the number of then outstanding Public Shares, subject to the limitations described herein. The amount in the Trust Account is initially anticipated to be approximately $10.00 per Public Share. The per-share amount the Company will distribute to investors who properly redeem their shares will not be reduced by any deferred underwriting commissions payable to underwriters. The Company will complete its Business Combination only if a majority of the outstanding Class A ordinary shares voted are voted in favor of the Business Combination. However, in no event will the Company redeem its Public Shares in an amount that would cause its net tangible assets to be less than $5,000,001, after payment of the deferred underwriting commission. In such an instance, the Company would not proceed with the redemption of its Public Shares and the related Business Combination, and instead may search for an alternate Business Combination.
The Company has 24 months from the closing date of the Public Offering to complete its Business Combination. If the Company does not complete a Business Combination within this period, it shall (i) cease all operations except for the purposes of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds in the Trust Account and not previously released to the Company to pay its taxes (less up to $100,000 of interest to pay dissolution expenses) divided by the number of then outstanding Public Shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining shareholders and the board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. The initial shareholders and the Company’s officers and directors have entered into a letter agreement with the Company, pursuant to which they have waived their rights to liquidating distributions from the Trust Account with respect to the Founder Shares and Private Placement Shares if the Company fails to complete the Business Combination within 24 months from the closing of the Public Offering. However, if the initial shareholders acquire Public

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
Shares after the Public Offering, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if the Company fails to complete the Business Combination within the allotted 24-month time period.
The underwriters have agreed to waive their rights to any deferred underwriting commission held in the Trust Account in the event the Company does not complete the Business Combination and those amounts will be included with the funds held in the Trust Account that will be available to fund the redemption of the Company’s Public Shares.
If the Company fails to complete the Business Combination, the redemption of the Company’s Public Shares will reduce the book value of the shares held by the initial shareholders, who will be the only remaining shareholders after such redemptions.
A public shareholder will have the right to redeem its shares for an amount in cash equal to its pro rata share of the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay taxes. As a result, such ordinary shares are recorded at their redemption amount and classified as temporary equity in accordance with ASC 480, “Distinguishing Liabilities from Equity.”
2. Summary of Significant Accounting Policies
Basis of Presentation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the accounting and disclosure rules and regulations of the Securities and Exchange Commission (the “SEC”), and reflect all adjustments, consisting only of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of the Company’s financial position at September 30, 2021 and the results of operations and cash flows for the periods presented. Certain reclassifications of prior period financial statements have been made to conform to current reporting practices.
Emerging Growth Company
Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Securities and Exchange Act of 1934, as amended) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard.
Cash
Cash and cash equivalents include cash on hand and on deposit at banking institutions as well as all highly liquid short-term investments with original maturities of 90 days or less. The Company did not have any cash equivalents as of September 30, 2021.
Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which at times, may exceed the Federal depository insurance coverage of $250,000. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
Financial Instruments
The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the balance sheet due to their short-term nature.
Fair Value Measurement
ASC 820 establishes a fair value hierarchy that prioritizes and ranks the level of observability of inputs used to measure investments at fair value. The observability of inputs is impacted by a number of factors, including the type of investment, characteristics specific to the investment, market conditions and other factors. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level I measurements) and the lowest priority to unobservable inputs (Level III measurements).
Investments with readily available quoted prices or for which fair value can be measured from quoted prices in active markets will typically have a higher degree of input observability and a lesser degree of judgment applied in determining fair value.
The three levels of the fair value hierarchy under ASC 820 are as follows:
Level I — Quoted prices (unadjusted) in active markets for identical investments at the measurement date are used.
Level II — Pricing inputs are other than quoted prices included within Level I that are observable for the investment, either directly or indirectly. Level II pricing inputs include quoted prices for similar investments in active markets, quoted prices for identical or similar investments in markets that are not active, inputs other than quoted prices that are observable for the investment, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.
Level III — Pricing inputs are unobservable and include situations where there is little, if any, market activity for the investment. The inputs used in determination of fair value require significant judgment and estimation.
In some cases, the inputs used to measure fair value might fall within different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the investment is categorized in its entirety is determined based on the lowest level input that is significant to the investment. Assessing the significance of a particular input to the valuation of an investment in its entirety requires judgment and considers factors specific to the investment. The categorization of an investment within the hierarchy is based upon the pricing transparency of the investment and does not necessarily correspond to the perceived risk of that investment.
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Offering Costs
The Company complies with the requirements of the ASC 340-10-S99-1 and SEC Staff Accounting Bulletin Topic 5A “Expenses of Offering”. The Company incurred offering costs in connection with the Public Offering primarily consisting of accounting and legal services, securities registration expenses and exchange listing fees. Offering costs of $768,377, together with the underwriter discount and Deferred Discount (as defined below) totaling $15,675,000, were charged to temporary equity on the Close Date.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
Redeemable Ordinary Shares
All of the 28,500,000 Class A ordinary shares sold as part of the Units in the Public Offering contain a redemption feature which allows for the redemption of such public shares in connection with the Company’s liquidation if there is a shareholder vote or tender offer in connection with the Business Combination and in connection with certain amendments to the Company’s second amended and restated certificate of incorporation. In accordance with SEC and its staff’s guidance on redeemable equity instruments, which has been codified in ASC 480-10-S99, redemption provisions not solely within the control of the Company require common stock subject to redemption to be classified outside of permanent equity. Ordinary liquidation events, which involve the redemption and liquidation of all of the entity’s equity instruments, are excluded from the provisions of ASC 480.
The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable ordinary shares to equal the redemption value at the end of each reporting period. Increases or decreases in the carrying amount of redeemable ordinary shares are affected by charges against additional paid-in capital and accumulated deficit.
Stock Compensation Expense
The Company accounts for stock-based compensation expense in accordance with ASC 718, “Compensation — Stock Compensation” (“ASC 718”). Under ASC 718, stock-based compensation associated with equity-classified awards is measured at fair value upon the grant date and recognized over the requisite service period. To the extent a stock-based award is subject to a performance condition, the amount of expense recorded in a given period, if any, reflects an assessment of the probability of achieving such performance condition, with compensation recognized once the event is deemed probable to occur. The fair value of equity awards has been estimated using Monte Carlo and Binomial simulations. Forfeitures are recognized as incurred.
The Company’s Class F ordinary shares and Class G ordinary shares were granted subject to a performance condition, namely the occurrence of a Business Combination. This market condition is considered in determining the grant date fair value of these instruments using Monte Carlo simulation. Compensation expense related to the Class F ordinary shares and Class G ordinary shares is recognized only when the performance condition is probable of occurrence, or more specifically when a Business Combination is consummated. Therefore, no stock-based compensation expense has been recognized as of September 30, 2021.
Net Loss per Ordinary Share
The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share”. Net loss per ordinary share is computed by dividing net loss by the weighted average number of ordinary shares outstanding during the period as calculated using the treasury stock method. At September 30, 2021, the Company had outstanding forward purchase contracts to purchase up to 15,000,000 Class A ordinary shares. The weighted average of these shares was excluded from the calculation of diluted net income per ordinary share since the exercise of the forward purchase contracts is contingent upon the occurrence of future events. As a result, diluted net loss per ordinary share is the same as basic net loss per ordinary share.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
For the three months ended September 30, 2021 and the period from January 4, 2021 (inception) to September 30, 2021, losses are shared pro rata between the two classes of ordinary shares as follows:
	For the Three Months Ended September 30, 2021		For the Period from January 4, 2021 (inception) to September 30, 2021
	Class A ordinary shares subject to possible redemption	Founder Shares and Private Placement Shares	Class A ordinary shares subject to possible redemption	Founder Shares and Private Placement Shares
Basic and diluted net loss per ordinary share:
Numerator:
Allocation of net loss	$(1,101,750)	$(397,017)	$(1,652,243)	$(595,387)
Accretion on Class A ordinary shares subject to redemption	—	—	—	(16,443,377)
	$(1,101,750)	$(397,017)	$(1,652,243)	$(17,038,764)
Denominator:
Weighted average ordinary shares outstanding:	28,500,000	10,270,000	18,050,000	12,471,914
Basic and diluted net loss per ordinary share	$(0.04)	$(0.04)	$(0.09)	$(1.37)
Income Taxes
Under ASC 740, “Income Taxes,” deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period of the enactment date. Valuation allowances are established when it is more likely than not that some or all of the deferred tax assets will not be realized.
ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. No amounts were accrued for the payment of interest and penalties at September 30, 2021. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.
There is currently no taxation imposed on income by the Government of the Cayman Islands. In accordance with federal income tax regulations, income taxes are not levied on the Company, but rather on the individual owners. United States (“U.S.”) taxation would occur on the individual owners if certain tax elections are made by U.S. owners and the Company were treated as a passive foreign investment company. Additionally, U.S. taxation could occur to the Company itself if the Company is engaged in a U.S. trade or business. The Company is not expected to be treated as engaged in a U.S. trade or business at this time.
Recent Accounting Pronouncements
Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.
3. Public Offering
The registration statement for the Company’s initial public offering (“Public Offering”) was declared effective by the United States Securities and Exchange Commission on April 8, 2021. The Public Offering

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
closed on April 13, 2021 (the “Close Date”). The Sponsor purchased an aggregate of 770,000 Private Placement Shares at a purchase price of $10.00 per share, or $7,700,000 in the aggregate, in a private placement on April 13, 2021.
At the Close Date, proceeds of $285,000,000, net of underwriting discounts of $5,700,000 and funds designated for operational use of $2,000,000, were deposited in a trust account with Continental Stock Transfer and Trust Company acting as trustee (the “Trust Account”) as described below.
In its Public Offering, the Company sold 28,500,000 Class A ordinary shares at a price of $10.00 per share, including the issuance of 3,500,000 Class A ordinary shares as a result of the underwriters’ partial exercise of their over-allotment option. The remainder of the over-allotment option expired, unexercised, on May 28, 2021.
The Company paid an underwriting discount of 2.00% of the gross proceeds of the Public Offering, or $5,700,000, to the underwriters at the Close Date, with an additional fee (the “Deferred Discount”) of 3.50% of the gross proceeds of the Public Offering, or $9,975,000, payable upon the Company’s completion of a Business Combination. The Deferred Discount will become payable to the underwriters from the amounts held in the Trust Account solely in the event the Company completes a Business Combination. The underwriters are not entitled to receive any of the interest earned on Trust Account funds that would be used to pay the Deferred Discount.
4. Related Party Transactions
Founder Shares
On January 8, 2021, the Sponsor purchased 20,000,000 Founder Shares for an aggregate purchase price of $25,000, or approximately $0.001 per share. The purchase price of the Founder Shares was determined by dividing the amount of cash contributed to the Company by the number of Founder Shares issued. The number of Founder Shares issued was based on the expectation that the Founder Shares represent 25% of the sum of the Company’s issued and outstanding Founder Shares and Public Shares upon completion of the Public Offering. Should the Company increase or decrease the size of the Public Offering, the Company will effect a capitalization or share repurchase or redemption or other appropriate mechanism, as applicable, immediately prior to the consummation of the Public Offering in such amount as to maintain the ownership of Founder Shares at 25% of the sum of the Founder Shares and Public Shares upon the consummation of the Public Offering. Prior to the Public Offering, the Sponsor expects to surrender Founder Shares for no consideration and has agreed to surrender additional Founder Shares depending on the extent to which the underwriters’ over-allotment option is exercised.
On March 18, 2021, in its Second Amended and Restated Memorandum and Articles of Association, the Company authorized the issuance of up to 30,000,000 Class G ordinary shares, par value of $0.0001 per share. On March 18, 2021, the Company’s board of directors approved a recapitalization whereby the Sponsor forfeited 17,222,222 Class F ordinary shares for no consideration and received 5,555,556 Class G ordinary shares at par value $0.0001 per share. On April 6, 2021, the Sponsor transferred 40,000 Class F ordinary shares (Founder Shares) to each of the Company’s independent directors (together, with the Sponsor, the “Initial Shareholders”) at a purchase price of approximately $0.009 per share. On the Close Date, in connection with the underwriters’ partial exercise of its over-allotment option (see Note 3), the Company effected a stock dividend of approximately 0.14 Class F ordinary shares for each Class F ordinary share, and 0.14 Class G ordinary shares for each Class G ordinary share, such that after the underwriters’ partial exercise of its over-allotment option, the ratio of Founder Shares to the sum of Founder Shares and Public Shares remained at approximately 25%.
As of September 30, 2021, the Sponsor held 3,166,667 Class F ordinary shares and 6,333,333 Class G ordinary shares
The Founder Shares are identical to the Public Shares except that:
•
only holders of the Class F ordinary shares have the right to vote on the appointment of directors prior to the Business Combination or continuing the Company in a jurisdiction outside the Cayman Islands during such time;

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
•
the Founder Shares are subject to certain transfer restrictions, as described in more detail below;

•
the initial shareholders and the Company’s officers and directors entered into a letter agreement with the Company, pursuant to which they have agreed (i) to waive their redemption rights with respect to their Founder Shares and Public Shares in connection with the completion of the Business Combination and (ii) to waive their rights to liquidating distributions from the Trust Account with respect to their Founder Shares if the Company fails to complete the Business Combination within 24 months from the Public Offering. If the Company submits the Business Combination to the public shareholders for a vote, the initial shareholders have agreed, pursuant to such letter agreement, to vote their Founder Shares and any Public Shares purchased during or after the Public Offering in favor of the Business Combination;

•
the Class F ordinary shares are automatically convertible into Class A ordinary shares on the first business day following the completion of the Business Combination into a number of our Class A ordinary shares equal to 10% of the sum of (i) the total number of all Class A ordinary shares issued and outstanding upon completion of the Public Offering (including any over-allotment shares if the underwriters exercise their over-allotment option), plus (ii) the total number of Class A ordinary shares issued or deemed issued or issuable upon conversion of the Class F ordinary shares plus (iii) unless waived by the Sponsor, the total number of Class A ordinary shares issued or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of the Business Combination, including any forward purchase shares, without giving effect to (w) any Class A ordinary shares or equity-linked securities exercisable for or convertible into Class A ordinary shares issued, deemed issued, or to be issued, to any seller in the Business Combination, (x) any Class A ordinary shares issuable upon conversion of the Class G ordinary shares, (y) any redemptions of Public Shares in connection with the Business Combination or (z) the Private Placement Shares; and

•
the Class G ordinary shares will convert into Class A ordinary shares after the Business Combination only to the extent certain triggering events occur prior to the 10th anniversary of the Business Combination, including three triggering events based on the Class A ordinary shares trading at $12.50, $15.00 and $17.50 per share following the closing of the Business Combination and also upon specified strategic transactions.

Additionally, the Sponsor and initial shareholders agreed not to transfer, assign or sell (i) any of their Founder Shares until the earlier of (a) one year after the completion of the Business Combination or (b) subsequent to the Business Combination, if the last sale price of the Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Business Combination or (c) the date following the completion of the Business Combination on which the Company completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of the Company’s public shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property (the “Lock Up Period”) and (ii) any of their Class G ordinary shares for any reasons, other than to specified permitted transferees or subsequent to the Business Combination in connection with a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all the Company’s shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property; provided, that any Class A ordinary shares issued upon conversion of any Class G ordinary shares will not be subject to such restrictions on transfer.
Private Placement Shares
The Sponsor purchased from the Company Class A ordinary shares at a price of $10.00 per share in a private placement (“Private Placement Shares”) simultaneously with the completion of the Public Offering. The Private Placement Shares are not redeemable, and will not be transferable, assignable or salable until 30 days after the completion of the Business Combination.
If the Company does not complete the Business Combination within 24 months from the closing of the Public Offering, the proceeds from the sale of the Private Placement Shares held in the Trust Account will be used to fund the redemption of the Company’s Public Shares (subject to the requirements of applicable law) and the Private Placement Shares will become worthless.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
Forward Purchase Agreements
On March 18, 2021, an affiliate of the Company (the “TPG Forward Purchaser”) entered into a forward purchase agreement (the “Original Forward Purchase Agreement”). The TPG Forward Purchaser has agreed to purchase 5,000,000 Class A ordinary shares at a price of $10.00 per Class A ordinary share (the “Forward Purchase Shares”), or $50,000,000. The purchase of the Forward Purchase Shares will take place in one or more private placements, with the full amount to have been purchased no later than simultaneously with the closing of the Business Combination. The TPG Forward Purchaser’s obligation to purchase the Forward Purchase Shares may be transferred, in whole or in part, to the forward transferees, provided that upon such transfer the forward transferees assume the rights and obligations of the TPG Forward Purchaser to purchase the Forward Purchase Shares under the Original Forward Purchase Agreement. As an inducement to a transferee that is not an affiliate of the TPG Forward Purchaser to assume the TPG Forward Purchaser’s obligation to purchase the Forward Purchase Securities, the Company may agree to issue on a case-by-case basis to such transferee at the time of the forward purchase, in addition to the Forward Purchase Shares, an additional number of Class A ordinary shares equal to 10% of the Forward Purchase Shares purchased by such transferee for no additional cash consideration, potentially lowering the effective purchase price per Class A ordinary share. In addition, the Sponsor shall forfeit a number of Founder Shares equal to such additional amount of Class A ordinary shares issued to such transferee at the time of the additional forward purchase.
On March 18, 2021, the Company also entered into forward purchase agreements (the “Additional Forward Purchase Agreements”) with other third parties (the “Additional Forward Purchasers”) which provide that the Additional Forward Purchasers will purchase 10,000,000 Class A ordinary shares at a price of approximately $10.00 per Class A ordinary share (the “Additional Forward Purchase Shares”), or $100,000,000. Any purchases of the Additional Forward Purchase Shares will also take place in one or more private placements, but no later than simultaneously with the closing of the Business Combination. The sale of the Additional Forward Purchase Securities will be subject to the approval of the board of directors and the Sponsor.
The proceeds of all purchases made pursuant to the Original Forward Purchase Agreement and Additional Forward Purchase Agreements will be deposited into the Company’s operating account.
On July 28, 2021, the Company amended and restated Forward Purchase Agreements with (i) Newco and certain investors pursuant to which, among other things, such investors agreed to purchase 10,273,688 shares of Newco Class A Common Stock, par value $0.0001 per share, at $9.50 per share, for gross proceeds of approximately $97,600,000 and (ii) Newco and TPG Holdings III pursuant to which, among other things, TPG Holdings III agreed to purchase 2,490,000 million shares of Newco Class A Common Stock, for gross proceeds of $24,900,000.
On October 1, 2021, TPG Holdings entered into assignment agreements with certain affiliates, members of management, directors and other investors to transfer a portion of its obligation to purchase shares of Newco Class A Common Stock pursuant to the Forward Purchase Agreements to such related parties, in accordance with the terms and conditions therein.
Registration Rights
Holders of the Founder Shares and Private Placement Shares will be entitled to registration rights pursuant to a registration rights agreement to be signed on or prior to the effective date of the Public Offering. The holders of these securities are entitled to make up to three demands that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to other registration statements filed by the Company subsequent to its completion of the Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. However, the registration rights agreement provides that that Company will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable Lock Up Period. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
Indemnity
The Sponsor has agreed that it will be liable to the Company if and to the extent any claims by a vendor (other than the Company’s independent auditors) for services rendered or products sold to the Company, or a prospective target business with which the Company discussed entering into a transaction agreement, reduces the amount of funds in the Trust Account to below (i) $10.00 per public share or (ii) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under the Company’s indemnity of the underwriters of the Public Offering against certain liabilities, including liabilities under the Securities Act. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third party claims. The Company has not independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and believes that the Sponsor’s only assets are securities of the Company and, therefore, the Sponsor may not be able to satisfy those obligations. The Company has not asked the Sponsor to reserve for such eventuality as the Company believes the likelihood of the Sponsor having to indemnify the Trust Account is limited because the Company will endeavor to have all vendors and prospective target businesses as well as other entities execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.
Independent Financial Advisory Services
In connection with the Public Offering, TPG Capital BD, LLC, an affiliate of the Company, acted as the Company’s independent financial advisor as defined under FINRA Rule 5110(j)(9), to provide independent financial consulting services, consisting of a review of deal structure and terms and related structuring advice in connection with the Public Offering, for which it received a fee of $527,250, which was paid on the Close Date. TPG Capital BD, LLC was engaged to represent the Company’s interests only and is independent of the underwriters. TPG Capital BD, LLC did not act as an underwriter in the Public Offering and did not sell or offer to sell any securities in the Public Offering, nor did it identify or solicit potential investors in the Public Offering.
Related Party Note Payable
On March 22, 2021 the Company’s Sponsor loaned the Company $750,000 under an unsecured non-interest-bearing promissory note to pay up front costs associated with the Public Offering. The Company repaid the promissory note to the Sponsor on the Close Date.
Administrative Service Agreement
On the Close Date, the Company entered into an agreement to pay $50,000 a month for office space, administrative and support services to an affiliate of the Sponsor, and will terminate the agreement upon the earlier of a Business Combination or the liquidation of the Company. For the three months ended September 30, 2021 and the period from Inception to September 30, 2021, the Company incurred expenses of $150,000 and $280,000, respectively, under this agreement.
Commitment Letter
Effective May 24, 2021, the Sponsor entered into a commitment letter in which it committed to lending funds, if needed, to the Company to timely satisfy any of the Company’s financial obligations or debt service requirements through August 31, 2022, and further to defer any required repayment of existing loans, or any loans made during the period from the Close Date to August 31, 2022, until after August 31, 2022.
In October 2021, the commitment letter was extended through April 30, 2023. See Note 6 — Subsequent Events.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
5. Shareholders’ Equity
Class A Ordinary Shares
The Company is currently authorized to issue 500,000,000 Class A ordinary shares. Depending on the terms of a potential Business Combination, the Company may be required to increase the number of authorized Class A ordinary shares at the same time as its shareholders vote on the Business Combination to the extent the Company seeks shareholder approval in connection with its Business Combination. Holders of Class A ordinary shares are entitled to one vote for each share with the exception that only holders of Class F ordinary shares have the right to vote on the election of directors prior to the completion of a Business Combination, subject to adjustment as provided in the Company’s amended and restated memorandum and articles of association. At September 30, 2021, there were 29,270,000 Class A ordinary shares issued and outstanding, of which 28,500,000 shares were subject to possible redemption and were classified at their redemption value outside of shareholders’ equity at the balance sheet.
Founder Shares
The Company is currently authorized to issue 30,000,000 each of Class F ordinary shares and Class G ordinary shares. At September 30, 2021, there were 3,167,777 Class F ordinary shares and 6,333,333 Class G ordinary shares (collectively, the “Founder Shares”) issued and outstanding.
Preferred Shares
The Company is authorized to issue 5,000,000 preferred shares. The Company’s board of directors is authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. The board of directors is able to, without shareholder approval, issue preferred shares with voting and other rights that could adversely affect the voting power and other rights of the holders of the ordinary shares and could have anti-takeover effects. At September 30, 2021 there were no preferred shares issued or outstanding.
Dividend Policy
The Company has not paid and does not intend to pay any cash dividends on its ordinary shares prior to the completion of the Business Combination. Additionally, the Company’s board of directors does not contemplate or anticipate declaring any stock dividends in the foreseeable future.
6. Deferred Underwriting Compensation
The Company is committed to pay the Deferred Discount of 3.50% of the gross proceeds of the Public Offering, or $9,975,000, to the underwriters upon the Company’s completion of a Business Combination. The underwriters are not entitled to receive any of the interest earned on Trust Account funds that would be used to pay the Deferred Discount, and no Deferred Discount is payable to the underwriters if a Business Combination is not completed within 24 months after the Close Date.
7. Subsequent Events
Effective October 22, 2021, the Sponsor entered into a commitment letter in which it committed to lending funds, if needed, to the Company to timely satisfy any of the Company’s financial obligations or debt service requirements through April 30, 2023, and further to defer any required repayment of existing loans, or any loans made during the period from the Close Date to April 30, 2023, until after April 30, 2023.
Management has performed an evaluation of subsequent events through the date of issuance of the financial statements, noting no other subsequent events which require adjustment or disclosure.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
PART II: INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13.    Other Expenses of Issuance and Distribution.
The following table sets forth the estimated expenses to be borne by the registrant in connection with the issuance and distribution of the Class A Common Stock being registered hereby.
Securities and Exchange Commission registration fee	$
Accounting fees and expenses
Legal fees and expenses
Financial printing and miscellaneous expenses
Total	$
Item 14.    Indemnification of Directors and Officers.
Section 145 of the Delaware General Corporation Law (the “DGCL”) provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent of such corporation. The DGCL provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaws, agreement, vote of stockholders or disinterested directors or otherwise. Our Certificate of Incorporation and Bylaws provides for indemnification by the registrant of its directors and officers to the fullest extent permitted by the DGCL.
Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions or (4) for any transaction from which the director derived an improper personal benefit. Our Certificate of Incorporation provides for such limitation of liability to the fullest extent permitted by the DGCL.
The registrant has entered into indemnification agreements with each of its directors and executive officers to provide for contractual indemnification in addition to the indemnification provided in our Certificate of Incorporation. Each indemnification agreement provides for indemnification and advancements by the registrant of certain expenses (including attorneys’ fees), judgments, fines and settlement amounts reasonably incurred by such person in any action or proceeding, including any action by or in the registrant’s right, on account of any services undertaken by such person on behalf of the registrant or that person’s status as a member of the Board to the maximum extent permitted by applicable law. We believe that these provisions and agreements are necessary to attract qualified directors.
The registrant also maintains standard policies of insurance under which coverage is provided (1) to its directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act, while acting in their capacity as directors and officers of the registrant, and (2) to the registrant with respect to payments which may be made by the registrant to such officers and directors pursuant to any indemnification provision contained in the Governing Documents or otherwise as a matter of law.
Item 15.    Recent Sales of Unregistered Securities.
Since January 1, 2018, we have made sales of the following unregistered securities:
•
On July 1, 2021, we issued 1,000 shares of common stock, $0.00001 par value per share, in connection with our formation for aggregate consideration of $0.01.

We issued the foregoing securities in transactions not involving an underwriter and not requiring registration under Section 5 of the Securities Act of 1933, as amended, in reliance on the exemption afforded by Section 4(a)(2) thereof.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
Item 16.    Exhibits and Financial Statement Schedules.
The financial statements filed as part of this registration statement are listed in the index to the financial statements immediately preceding such financial statements, which index to the financial statements is incorporated herein by reference.
Exhibit No.	Description
2.1	Business Combination Agreement, dated as of July 28, 2021, by and among TPG Pace Solutions Corp., TK Newco, the Blockers, Vacasa, Inc., Vacasa Holdings, and certain other parties named therein (incorporated by reference to Exhibit 2.1 to the registrant’s registration statement on Form S-4 (File No. 333-258739)).
2.2†	Contribution Agreement, dated as of March 7, 2021, by and among TurnKey Vacation Rentals, Inc. and Vacasa Holdings LLC (incorporated by reference to Exhibit 2.2 to the registrant’s registration statement on Form S-4 (File No. 333-258739)).
2.3*	Plan of Merger (incorporated by reference to Exhibit to the registrant’s Form 8-K filed with the SEC on , 2021).
3.1*	Amended and Restated Certificate of Incorporation of Vacasa, Inc. (incorporated by reference to Exhibit to the registrant’s Form 8-K filed with the SEC on , 2021).
3.2*	Amended and Restated Bylaws of Vacasa, Inc. (incorporated by reference to Exhibit to the registrant’s Form 8-K filed with the SEC on , 2021).
4.1	Specimen Class A Common Stock Certificate of Vacasa, Inc. (incorporated by reference to Exhibit 4.1 to the registrant’s registration statement on Form S-4 (File No. 333-258739)).
5.1*	Opinion of Latham & Watkins LLP as to the validity of shares of Vacasa, Inc. Class A Common Stock.
10.1	Form of Subscription Agreement with PIPE Investors (incorporated by reference to Exhibit 10.1 to the registrant’s registration statement on Form S-4 (File No. 333-258739)).
10.2	Form of Amended and Restated Forward Purchase Agreement among the registrant, TPG Pace Solutions Corp., TPG Pace Solutions Sponsor, Series LLC and other third parties (incorporated by reference to Exhibit 10.2 to the registrant’s registration statement on Form S-4 (File No. 333-258739).
10.3	Amended and Restated Forward Purchase Agreement, dated as of July 28, 2021, by and among the registrant, TPG Pace Solutions Corp., TPG Holdings III, L.P., and TPG Pace Solutions Sponsor, Series LLC (incorporated by reference to Exhibit 10.3 to the registrant’s registration statement on Form S-4 (File No. 333-258739)).
10.4*	Stockholders Agreement (incorporated by reference to Exhibit to the registrant’s Form 8-K filed with the SEC on , 2021).
10.5*	Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit to the registrant’s Form 8-K filed with the SEC on , 2021).
10.6*	Tax Receivable Agreement (incorporated by reference to Exhibit to the registrant’s Form 8-K filed with the SEC on , 2021).
10.7*	Fourth Amended and Restated LLC Agreement of Vacasa Holdings, LLC ((incorporated by reference to Exhibit to the registrant’s Form 8-K filed with the SEC on , 2021).
10.8	Amended and Restated Sponsor Letter Agreement (incorporated by reference to Exhibit 10.9 to the registrant’s registration statement on Form S-4 (File No. 333-258739)).
10.9#	Vacasa, Inc. 2021 Incentive Award Plan (incorporated by reference to Exhibit 10.10 to the registrant’s registration statement on Form S-4 (File No. 333-258739)).
10.10#	Vacasa, Inc. 2021 Nonqualified Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.11 to the registrant’s registration statement on Form S-4 (File No. 333-258739)).

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
Exhibit No.	Description
10.11#	Offer Letter, dated July 24, 2021, between Vacasa LLC and Matthew Roberts (incorporated by reference to Exhibit 10.12 to the registrant’s registration statement on Form S-4 (File No. 333-258739)).
10.12#	Change in Control and Retention Agreement, dated July 26, 2021, between Vacasa LLC and Matthew Roberts (incorporated by reference to Exhibit 10.13 to the registrant’s registration statement on Form S-4 (File No. 333-258739)).
10.13	Note Purchase Agreement, dated as of May 21, 2020, by and among Vacasa Holdings LLC, the purchasers party thereto and Wilmington Savings Fund Society, FSB, as the Administrative Agent and Collateral Agent, as amended (incorporated by reference to Exhibit 10.17 to the registrant’s registration statement on Form S-4 (File No. 333-258739)).
10.14	Guarantee and Collateral Agreement, dated as of May 21, 2020, by and among Vacasa Holdings LLC, the other Note Parties identified therein, and Wilmington Savings Fund Society, FSB, as Collateral Agent (incorporated by reference to Exhibit 10.18 to the registrant’s registration statement on Form S-4 (File No. 333-258739)).
10.15	Revolving Credit Agreement, dated as of October 7, 2021, by and among Vacasa Holdings LLC, V-Revolver Sub LLC, the Lenders party thereto, and JPMorgan Chase Bank, N.A., as Administrative Agent, Collateral Agent and an Issuing Bank (incorporated by reference to Exhibit 10.19 to the registrant’s registration statement on Form S-4 (File No. 333-258739)).
10.16	Guarantee Agreement, dated as of October 7, 2021, by and among Vacasa Holdings LLC, V-Revolver Sub LLC, the subsidiary guarantors identified therein, and JPMorgan Chase Bank, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.20 to the registrant’s registration statement on Form S-4 (File No. 333-258739)).
10.17	Form of Collateral Agreement, by and among Vacasa Holdings LLC, V-Revolver Sub LLC, the other grantors party thereto, and JPMorgan Chase Bank, N.A., as Collateral Agent (incorporated by reference to Exhibit 10.21 to the registrant’s registration statement on Form S-4 (File No. 333-258739)).
10.18#	Vacasa, Inc. 2016 Equity Compensation Incentive Plan (incorporated by reference to Exhibit 10.22 to the registrant’s registration statement on Form S-4 (File No. 333-258739)).
10.19#	Form of Unit Appreciation Right Award Agreement (incorporated by reference to Exhibit 10.23 to the registrant’s registration statement on Form S-4 (File No. 333-258739)).
10.20	Form of Indemnification Agreement between Vacasa, Inc. and its directors and officers (incorporated by reference to Exhibit 10.24 to the registrant’s registration statement on Form S-4 (File No. 333-258739)).
10.21	Offer Letter, dated October 28, 2021, between Vacasa, Inc. and Barbara Messing (incorporated by reference to Exhibit 10.25 to the registrant’s registration statement on Form S-4 (File No. 333-258739)).
21.1	List of subsidiaries of Vacasa, Inc. (incorporated by reference to Exhibit 21.1 to the registrant’s registration statement on Form S-4 (File No. 333-258739)).
23.1*	Consent of KPMG LLP (with respect to the audited Vacasa, Inc. financial statements).
23.2*	Consent of KPMG LLP (with respect to the audited Vacasa Holdings financial statements).
23.3*	Consent of Maxwell Locke & Ritter LLP (with respect to the audited financial statements of TurnKey Vacation Rentals, Inc).
23.4*	Consent of KPMG LLP with respect to the audited financial statements of TPG Pace.
23.5*	Consent of Latham & Watkins LLP (included as part of Exhibit 5.1).
24.1*	Power of Attorney (included on the signature page of this registration statement).

*
To be filed by amendment.

†
Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
Regulation S-K Item 601(a)(5). The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.
#
Indicates management contract or compensatory plan.

Item 17.    Undertakings.
The undersigned registrant hereby undertakes:
(1)   to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”); (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (i), (ii) and (iii) do not apply if the registration statement is on Form S-1 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement;
(2)   that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;
(3)   to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;
(4)   that, for the purpose of determining liability under the Securities Act to any purchaser:
Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and
(5)   that, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
(i)   any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
(ii)   any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
(iii)   the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
(iv)   any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
SIGNATURES
Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Portland, State of Oregon, on                 , 2021.
Vacasa, Inc.
By:	Name: Matthew Roberts Title: Chief Executive Officer
Each person whose signature appears below constitutes and appoints each of Matthew Roberts and Jamie Cohen, acting alone or together with another attorney-in-fact, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for such person and in his or her name, place and stead, in any and all capacities, to sign any or all further amendments (including post-effective amendments) to this registration statement (and any additional registration statement related hereto permitted by Rule 462(b) promulgated under the Securities Act of 1933 (and all further amendments, including post-effective amendments, thereto)), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities indicated on            , 2021.
Signature	Title
Matthew Roberts	Chief Executive Officer (Principal Executive Officer) and Director
Jamie Cohen	Chief Financial Officer (Principal Financial and Accounting Officer)
Joerg Adams	Director
Ryan Bone	Director
Eric Breon	Director
Chad Cohen	Director
Benjamin Levin	Director

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
Signature	Title
Barbara Messing	Director
Jeffery Parks	Director
Karl Peterson	Director
Chris Terrill	Director